                                                    Filed Pursuant to Rule
                                                    424(b)(3)
                                                    Registration 333-60959

                         PROSPECTUS SUPPLEMENT NO. 18
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999, Prospectus Supplement No. 8 dated June 29, 1999, Prospectus Supplement No. 9 dated July 9, 1999, Prospectus Supplement No. 10 dated July 30, 1999, Prospectus Supplement No. 11 dated August 2, 1999, Prospectus Supplement No. 12 dated November 1, 1999, Prospectus Supplement No. 13 dated January 25, 2000, Prospectus Supplement No. 14 dated February 28, 2000, Prospectus Supplement No. 15 dated March 24, 2000, Prospectus Supplement No. 16 dated May 1, 2000 and Prospectus Supplement No. 17 dated August 15, 2000 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

  Update to Company's Operating Results for the Third Quarter ended September 30, 2000.

  The attached press release dated November 14, 2000 containing information about the Company's operating results for the third quarter ended September 30, 2000 supplements the information provided in the Prospectus.

                               ----------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 14, 2000

AMF Bowling, Inc.  International Headquarters    Post Office Box 15060
                   8100 AMF Drive                Richmond, Virginia 23227
                   Richmond, Virginia 23111

804.730.4000 Telephone                           804.559.6276 Facsimile



FOR IMMEDIATE RELEASE            Contact:  Merrell Wreden
November 14, 2000                          Vice President, Corporate
                                              Communications
                                           (804) 559-8643
                                           (800) 832-0151

                                           Renee D. Antolik
[LOGO]                                     Vice President, Investor Relations
                                           (804) 730-4402
                                           (800) 832-0151

                                                                Earnings Release



                                AMF BOWLING, INC.
                               -------------------
                     REPORTS THIRD QUARTER OPERATING RESULTS
                     ---------------------------------------



Richmond, VA, November 14, 2000 - AMF Bowling, Inc. (NYSE: PIN) today reported operating results for the third quarter and nine months ended September 30, 2000.

For the third quarter of 2000, AMF reported consolidated revenue of $162.1 million compared with $182.8 million for the same quarter in 1999. Recurring consolidated EBITDA, which excludes refinancing charges recorded in the third quarter of 2000 and restructuring and other special charges recorded during the third quarter of 1999, was $15.6 million, a 8.2% decrease compared with $17.0 million for the same quarter in 1999. (EBITDA is a measure of operating cash flow that represents operating income before interest, taxes, depreciation, amortization and non-operating expenses.) Net loss was $57.1 million, or $.68 per share, compared with a net loss before extraordinary item of $109.5 million, or $1.43 per share, for the same quarter of 1999.

For the first nine months of 2000, the Company reported consolidated revenue of $532.3 million, a 2.6% decrease compared with $546.5 million for the same period in 1999. Recurring consolidated EBITDA for the nine months ended September 30, 2000 was $88.9 million, which was flat compared with $88.9 million for the same prior year period. Net loss for the first nine months of 2000 was $118.9 million, or $1.42 per share, compared with a net loss before extraordinary item of $182.3 million, or $2.79 per share, for the same period in 1999.

At September 30, 2000, AMF had total debt of $1,311.2 million, including $250.0 million outstanding under its revolving credit facility, compared with $1,221.2 million at December 31, 1999.

BOWLING CENTERS OPERATING RESULTS

For the third quarter of 2000, the Bowling Centers segment reported revenue of $126.6 million, an increase of 0.6% compared with $125.9 million for the same quarter in 1999, after taking account of the impact of closing 16 centers. In the U.S., constant center revenue improved $4.9 million, or 5.2%, primarily due to an increase in open play. International constant center revenue, impacted by unfavorable currency translation, decreased $3.0 million, or 9.9%. Recurring EBITDA for the Bowling Centers segment during the third quarter of 2000 was $19.2 million, an increase of 6.7% compared with $18.0 million for the third quarter of 1999. Recurring EBITDA margin for the third quarter of 2000 was 15.2% compared with 14.3% for the third quarter of 1999. The higher recurring EBITDA margin was primarily due to the favorable constant center revenue growth and improved management of operating expenses.

For the nine months ended September 30, 2000, Bowling Centers reported revenue of $427.9 million compared with $427.8 million for the same period in 1999, essentially flat after taking account of the impact of closing 16 centers since September 30, 1999. On a worldwide basis, constant center revenue was up 1.2% for the nine months. Recurring EBITDA for the nine months ended September 30, 2000 was $97.7 million, a decrease of 3.7% compared with $101.5 million for same period in 1999. Recurring EBITDA margin was 22.8% in the nine months ended September 30, 2000 compared with 23.7% for the same period in 1999. The lower EBITDA margin in 2000 was primarily attributable to modest constant center revenue growth and higher growth in certain operating expenses including payroll.


BOWLING PRODUCTS OPERATING RESULTS

For the third quarter of 2000, the Bowling Products segment reported revenue of $42.0 million, a decrease of 30.8% compared with $60.7 million for the same quarter in 1999. The decline in sales to Asia in all product categories accounted for much of the difference. Recurring EBITDA for the third quarter of 2000 was $2.3 million compared with $5.1 million for the same quarter of 1999. Management believes that the results for Bowling Products may have been adversely affected by the uncertainty created by the pending financial restructuring, as discussed below.

For the nine months ended September 30, 2000, Bowling Products reported revenue of $118.9 million, a decrease of 9.7% compared with revenue of $131.6 million for the same period in 1999. The decline in revenue primarily reflected decreased sales to Asia and lower Consumer Products sales. Recurring EBITDA for the nine months ended September 30, 2000 was $7.6 million compared with $4.5 million for the same period in 1999.


RESTRUCTURING UPDATE
On August 14, 2000, the Company announced its intention to consider options to reduce long-term debt and interest expense. The Company entered into an amendment to its Credit Agreement that provided a waiver of its financial covenants through December 31, 2000, and a permanent reduction for available borrowing under its revolver to $255 million by year-end. The Company continues to have adequate financial resources to maintain normal operations in Bowling Centers and Bowling Products under the existing revolver. The Company has delivered to the bank group a preliminary restructuring plan which the banks approved on October 15, 2000 as a framework for negotiation and subject to further approval of a definitive plan.

On September 15, 2000, the Company did not make the required interest payment on its Senior Subordinated Notes. As a result, these notes could be accelerated and lead to cross defaults of the Company's other debt including the existing revolver. However, the Company has not received any notice of acceleration.

The Company has retained a financial advisor to evaluate its restructuring alternatives. These alternatives include a consensual, negotiated restructuring of the Company's debt through a reorganization plan to be filed under Chapter 11 and other possible methods to reduce debt and improve its capital structure. These alternatives are likely to have a material adverse effect on the ability of shareholders and long-term debt holders to recover their investment in AMF. The Company has begun discussions with the banks and with the advisors to certain bondholders to further develop a restructuring plan that will be acceptable to all parties. The Company is unable to predict the timing of completion of these discussions or the formulation of a definitive plan. However, if the timing extends beyond the end of the year, which appears likely, another waiver or amendment of the Credit Agreement may be required.

The Company is also exploring ways to improve its operations in connection with this financial restructuring. Potential savings from cost reductions would be used to fund a major new initiative to establish a training school for center managers and staff, as well as enhanced compensation and benefit programs for center personnel, to be implemented in 2001.


                ------------------------------------------------

As the largest bowling company in the world, AMF owns and operates 527 bowling centers worldwide, with 408 centers in the U.S. and 119 centers in nine other countries. AMF is also a world leader in the manufacturing and marketing of bowling products. The company also manufactures and sells the PlayMaster, Highland and Renaissance brands of billiards tables. Information about AMF is available on the Internet at www.amf.com.


                                   # # # # #

Statements in this earnings release about AMF's future plans are forward-looking statements. A number of important factors could cause actual results to differ materially from those anticipated and projected by forward-looking information. The factors include, but are not limited to, changes in acquisition opportunities, the development and growth of new bowling markets, the sales of products in those markets, the generation of timely and sufficient cash flow to pay principal and interest on indebtedness, an adverse legal judgment, an increase in competition, a change in economic conditions including recent adverse developments in Asia Pacific markets, foreign currency volatility, and political acts or regulatory changes. Additional information on factors that could affect the Company's financial results are contained in the Company's SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 1999 and the Form 10-Q for the quarter ended September 30, 2000, filed with the U.S. Securities and Exchange Commission.

                    AMF BOWLING, INC. AND SUBSIDIARIES /(1)/
          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
                        (in millions, except share data)

                                                  Three Months Ended                      Nine Months Ended
                                                    September 30,                           September 30,
                                         -------------------------------         ------------------------------
                                               2000              1999                 2000              1999
                                         -------------     -------------         ------------     -------------

Operating revenue                              $ 162.1           $ 182.8              $ 532.3           $ 546.5

Operating expenses (2)                           146.5             193.3                443.4             485.1
Restructuring charges                               --               7.5                   --               7.5
Refinancing charges                                2.2                --                  2.2                --
Depreciation and amortization                     33.4              37.6                100.6             104.0
                                         -------------     -------------         ------------     -------------

Operating income (loss)                          (20.0)            (55.6)               (13.9)            (50.1)

Interest expense                                  34.7              31.1                 98.8              95.5
Other non-operating expenses (income)              1.4              (0.4)                 2.5               4.6
                                         -------------     -------------         ------------     -------------

Loss before income taxes                         (56.1)            (86.3)              (115.2)           (150.2)
Provision for income taxes                         0.9              23.1                  3.0              26.3
                                         -------------     -------------         ------------     -------------
Net loss before joint                            (57.0)           (109.4)              (118.2)           (176.5)
 ventures/extraordinary item

Equity in loss of joint ventures                  (0.1)             (0.1)                (0.7)             (5.8)
                                         -------------     -------------         ------------     -------------
Net loss before extraordinary item               (57.1)           (109.5)              (118.9)           (182.3)
Extraordinary item                                  --              64.5                   --              64.5
                                                                                                  -------------
Net loss                                       $ (57.1)          $ (45.0)             $(118.9)          $(117.8)
                                         =============     =============         ============     =============

Net loss per share - before                    $ (0.68)          $ (1.43)             $ (1.42)          $ (2.79)
 extraordinary item
Net loss per share - basic and diluted         $ (0.68)          $ (0.59)             $ (1.42)          $ (1.80)
Weighted average shares outstanding (000)       83,598            76,617               83,598            65,335

Selected Data:
 Recurring EBITDA /(3)/ (4)                    $  15.6           $  17.0              $  88.9           $  88.9
 Recurring EBITDA margin                           9.6%              9.3%                16.7%             16.3%

(1) AMF Bowling, Inc. is a holding company, and its primary assets are investments in subsidiaries including AMF Bowling Worldwide, Inc. which is principally engaged in two business segments: (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.
(2) Operating expenses represent costs of goods sold, bowling center operating expenses and selling, general, and administrative expenses and in 1999, other special charges.
(3) EBITDA represents a measure of operating cash flow defined as operating income before interest, taxes, depreciation, amortization, and non-operating expenses.
(4) Recurring EBITDA represents EBITDA before non-recurring refinancing charges recorded in the third quarter of 2000 and restructuring and other special charges of approximately $7.5 million and $27.5 million, respectively, recorded by the Company in the third quarter of 1999.

                     AMF BOWLING, INC. AND SUBSIDIARIES (1)
                        SEGMENT INFORMATION (unaudited)
                                 (in millions)



                                First          Second         Third        Fourth
                               Quarter        Quarter        Quarter       Quarter       Period
                             ------------   ------------   ------------  ------------  ------------
2000 Revenue
---------------------------
Bowling Centers                   $174.1        $127.2        $126.6                      $427.9
Bowling Products                    38.4          38.5          42.0                       118.9
Intersegment Elimination            (3.0)         (5.0)         (6.5)                      (14.5)
                                  ------        ------        ------        ------        ------
TOTAL                             $209.5        $160.7        $162.1                      $532.3

1999 Revenue
---------------------------
Bowling Centers                   $172.6        $129.3        $125.9        $157.9        $585.7
Bowling Products                    32.0          38.9          60.7          37.7         169.3
Intersegment Elimination            (2.0)         (7.1)         (3.8)         (9.4)        (22.3)
                                  ------        ------        ------        ------        -------
TOTAL                             $202.6        $161.1        $182.8        $186.2        $732.7

2000 Recurring EBITDA(3)(4)
---------------------------
Bowling Centers                   $ 58.0        $ 20.5        $ 19.2                      $ 97.7
Bowling Products                     2.5           2.8           2.3                         7.6
Corporate                           (5.2)         (5.1)         (5.9)                      (16.2)
Intersegment Elimination              --          (0.2)           --                        (0.2)
                                  ------        ------        ------        ------        -------
TOTAL                             $ 55.3        $ 18.0        $ 15.6                      $ 88.9

1999 Recurring EBITDA (3)(4)
----------------------------
Bowling Centers                   $ 60.5        $ 23.0        $ 18.0        $ 42.4        $143.9
Bowling Products                    (0.6)          0.0           5.1           3.5           8.0
Corporate                           (4.9)         (6.0)         (6.0)         (5.5)        (22.4)
Intersegment Elimination            (0.0)         (0.1)         (0.1)         (0.1)         (0.3)
                                  ------        ------        ------        ------        -------
TOTAL                             $ 55.0        $ 16.9        $ 17.0        $ 40.3        $129.2

See notes 1, 3 and 4 to Condensed Consolidated Statements of Operations.

                                                    Filed Pursuant to Rule
                                                    424(b)(3)
                                                    Registration 333-60959

                         PROSPECTUS SUPPLEMENT NO. 17
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999, Prospectus Supplement No. 8 dated June 29, 1999, Prospectus Supplement No. 9 dated July 9, 1999, Prospectus Supplement No. 10 dated July 30, 1999, Prospectus Supplement No. 11 dated August 2, 1999, Prospectus Supplement No. 12 dated November 1, 1999, Prospectus Supplement No. 13 dated January 25, 2000, Prospectus Supplement No. 14 dated February 28, 2000, Prospectus Supplement No. 15 dated March 24, 2000 and Prospectus Supplement No. 16 dated May 1, 2000 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

  Update to Company's Operating Results for the Six Months ended June 30,
2000.

  The attached press release dated August 14, 2000 containing information about the Company's operating results for the six months ended June 30, 2000 supplements the information provided in the Prospectus.

                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 15, 2000

AMF Bowling, Inc.       International Headquarters    Post Office Box 15060
                        8100 AMF Drive                Richmond, Virginia 23227
                        Richmond, Virginia 23111

                                                       804.730.4000 Telephone
                                                       804.559.6276 Facsimile

FOR IMMEDIATE RELEASE               Contact:  Merrell Wreden
August 14, 2000                               Vice President, Corporate
                                              Communications
                                              (804) 559-8643
                                              (800) 832-0151

                                              Renee D. Antolik
                                              Vice President, Investor Relations
                                              (804) 730-4402
                                              (800) 832-0151

[LOGO]                                  Earnings Release



                               AMF BOWLING, INC.
                               -----------------
       REPORTS SECOND QUARTER OPERATING RESULTS, CONSIDERING OPTIONS TO
       ----------------------------------------------------------------
                        RESTRUCTURE ITS LONG-TERM DEBT
                        ------------------------------


Richmond, VA, August 14, 2000 - AMF Bowling, Inc. (NYSE: PIN) today reported operating results for the second quarter and six months ended June 30, 2000. AMF also stated that it is considering options to restructure and reduce its long-term debt.

FINANCING UPDATE

Roland Smith, President and Chief Executive of AMF Bowling, said, "In order to redirect our operating cash flow toward more productive uses, such as enhanced marketing programs and modernization of our bowling centers, we are considering options to reduce long-term debt and interest expense. A new capital structure will provide financial flexibility for the Company to pursue its future growth initiatives."

As part of these efforts, AMF will communicate with the holders of its long-term debt about ways to significantly reduce debt. In connection with these efforts, AMF recently amended its bank credit agreement. The amendment includes a waiver of financial covenants through December 31, 2000 and a reduction in the revolving credit facility to $255 million by year-end. In order to enhance its liquidity, as part of the credit agreement amendment, the Company will withhold an interest payment of approximately $13.6 million due on September 15, 2000 on its Senior Subordinated Notes.

AMF noted that it continues to generate consistent cash flow from operations and has adequate funds available under the amended revolving credit facility. Accordingly, the Company expects to conduct business as usual with customers and vendors and to maintain normal business operations at all of its bowling centers and manufacturing facilities.

Mr. Smith said, "This bank amendment provides us with ample financial resources and flexibility to continue our normal operations while we work with the holders of our long-term debt to develop and implement a plan to restructure the balance sheet."

OPERATING RESULTS

For the second quarter of 2000, AMF reported consolidated revenue of $160.7 million compared with $161.1 million for the same quarter in 1999. Consolidated EBITDA was $18.0 million, a 6.5% increase compared with $16.9 million for the same quarter in 1999. (EBITDA is a measure of operating cash flow that represents operating income before interest, taxes, depreciation, amortization and non-operating expenses.) Net loss was $51.2 million, or $.61 per share, compared with a net loss of $54.1 million, or $.91 per share, for the same quarter of 1999.

For the first six months of 2000, the Company reported consolidated revenue of $370.2 million, a 1.8% increase compared with $363.7 million for the same period in 1999. Consolidated EBITDA for the six months ended June 30, 2000 was $73.3 million, an increase of 1.9% compared with $71.9 million for the same prior year period. Net loss for the first half of 2000 was $61.8 million, or $.74 per share, compared with a net loss of $72.8 million, or $1.22 per share, for the same period in 1999.

At June 30, 2000, AMF had total debt of $1,250.7 million, including $196.0 million outstanding under its revolving credit facility, compared with $1,221.2 million at December 31, 1999.

BOWLING CENTERS OPERATING RESULTS

For the second quarter of 2000, the Bowling Centers segment reported revenue of $127.2 million, a decrease of 1.6% compared with $129.3 million for the same quarter in 1999. In the U.S., constant center revenue improved $1.7 million, or 1.7%, primarily due to an increase in open play. International constant center revenue, impacted by unfavorable currency translation, decreased $2.2 million, or 7.2%. EBITDA for the second quarter of 2000 was $20.5 million, a decrease of 10.9% compared with $23.0 million for the second quarter of 1999. EBITDA margin for the second quarter of 2000 was 16.1% compared with 17.8% for the second quarter of 1999. The lower EBITDA margin was primarily due to lower revenue from international centers and higher operating expenses.

For the six months ended June 30, 2000, Bowling Centers reported revenue of $301.3 million compared with $301.9 million for the same period in 1999, including the impact of closing 17 centers since June 30, 1999. On a worldwide basis, constant center revenue was up 1.0% for the six months. EBITDA for the six months ended June 30, 2000 was $78.5 million, a decrease of 6.0% compared with $83.5 million for same period in 1999. EBITDA margin was 26.1% in the six months ended June 30, 2000 compared with 27.7% for the same period in 1999. The lower EBITDA margin in 2000 was primarily attributable to higher operating expenses and a change in the revenue mix, including higher food and beverage sales.

BOWLING PRODUCTS OPERATING RESULTS

For the second quarter of 2000, the Bowling Products segment reported revenue of $38.5 million, a decrease of 1.0% compared with $38.9 million for the same quarter in 1999. Improved NCP sales to Europe and Japan were offset by reduced sales to North America and Asia. EBITDA for the second quarter of 2000 was $2.8 million compared with zero for the same quarter of 1999.

For the six months ended June 30, 2000, Bowling Products reported revenue of $76.9 million, an increase of 8.5% compared with revenue of $70.9 million for the same period in 1999. The increase in revenue primarily reflects improved sales to Europe and Japan and improved Modernization and Consumer Products sales to North America and Asia. EBITDA for the six months ended June 30, 2000 was $5.3 million compared with $(0.6) million for the same period in 1999.

SUMMARY

"While our consolidated financial performance for the first six months is flat," Mr. Smith said, "we believe we are executing a sound business plan to strengthen our operations. Our top priority now is to restructure and reduce our long-term debt significantly so that we have an appropriate capital structure to support the Company's continued growth in the years to come."


                     ____________________________________


As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The Company owns and operates 526 bowling centers throughout the world, with 407 centers in the U.S. and 119 centers in 9 other countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster, Highland and Renaissance brands of billiards tables, and owns the Michael Jordan Golf Company. Information about AMF is available on the Internet at www.amf.com

                                   # # # # #

Statements in this earnings release about AMF's future plans are forward-looking statements. A number of important factors could cause actual results to differ materially from those anticipated and projected by forward-looking information. The factors include, but are not limited to, changes in acquisition opportunities, the development and growth of new bowling markets, the sales of products in those markets, the generation of timely and sufficient cash flow to pay principal and interest on indebtedness, an adverse legal judgment, an increase in competition, a change in economic conditions including recent adverse developments in Asia Pacific markets, foreign currency volatility, and political acts or regulatory changes. Additional information on factors that could affect the Company's financial results are contained in the Company's SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 1999 and the Form 10-Q for the quarter ended June 30, 2000, filed with the U.S. Securities and Exchange Commission.

                    AMF BOWLING, INC. AND SUBSIDIARIES (1)
          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
                       (in millions, except share data)

                                                             Three Months Ended                     Six Months Ended
                                                                  June 30,                              June 30,
                                                      -------------------------------       --------------------------------
                                                           2000              1999                2000              1999
                                                      -------------     -------------       -------------     ---------------

Operating revenue                                             160.7     $       161.1       $       370.2     $        363.7

Operating expenses (2)                                        142.7             144.2               296.9              291.8
Depreciation and amortization                         $        33.8              33.0                67.2               66.4
                                                      -------------     -------------       -------------     --------------

Operating income (loss)                                       (15.8)            (16.1)                6.1                5.5

Interest expense                                               32.1              33.4                64.1               64.4
Other non-operating expenses                                    1.8               2.7                 1.1                5.0
                                                      -------------     -------------       -------------     --------------

Loss before income taxes                                      (49.7)            (52.2)              (59.1)             (63.9)
Provision for income taxes                                      1.0               1.7                 2.1                3.2
                                                      -------------     -------------       -------------     --------------

Net loss before equity in loss of joint ventures              (50.7)            (53.9)              (61.2)             (67.1)

Equity in loss of joint ventures                               (0.5)             (0.2)               (0.6)              (5.7)
                                                      -------------     -------------       -------------     --------------

Net loss                                              $       (51.2)    $       (54.1)      $       (61.8)    $        (72.8)
                                                      =============     =============       =============     ==============

Net loss per share - basic and diluted                $       (0.61)    $       (0.91)      $       (0.74)    $        (1.22)
Weighted average shares outstanding (000)                    83,598            59,598              83,598             59,600

Selected Data:
 EBITDA (3)                                           $        18.0     $        16.9       $        73.3     $         71.9
 EBITDA margin                                                 11.2%             10.5%               19.8%              19.8%

--------------------------------------------------------------------------------

(1) AMF Bowling, Inc. is a holding company, and its primary assets are investments in subsidiaries including AMF Bowling Worldwide, Inc. which is principally engaged in two business segments: (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.

(2) Operating expenses represent costs of goods sold, bowling center operating expenses and selling, general, and administrative expenses.

(3) Represents a measure of operating cash flow defined as operating income before interest, taxes, depreciation, amortization, and non-operating expenses.

                    AMF BOWLING, INC. AND SUBSIDIARIES (1)
                        SEGMENT INFORMATION (unaudited)
                                 (in millions)


                                     First        Second       Third          Fourth
                                    Quarter       Quarter      Quarter        Quarter       Period
                                 ------------  ------------  -----------   ------------  ------------
2000 Revenue
------------
Bowling Centers                       $174.1        $127.2                                    $301.3
Bowling Products                        38.4          38.5                                      76.9
Intersegment Elimination                (3.0)         (5.0)                                     (8.0)
                                 -----------   -----------   -----------   -----------   -----------
TOTAL                                 $209.5        $160.7                                    $370.2

1999 Revenue
------------
Bowling Centers                       $172.6        $129.3        $125.9        $157.9        $585.7
Bowling Products                        32.0          38.9          60.7          37.7         169.3
Intersegment Elimination                (2.0)         (7.1)         (3.8)         (9.4)        (22.3)
                                 -----------   -----------   -----------   -----------   -----------
TOTAL                                 $202.6        $161.1        $182.8        $186.2        $732.7

2000 EBITDA (3)
-----------
Bowling Centers                       $ 58.0        $ 20.5                                    $ 78.5
Bowling Products                         2.5           2.8                                       5.3
Corporate                               (5.2)         (5.1)                                    (10.3)
Intersegment Elimination                  --          (0.2)                                     (0.2)
                                 -----------   -----------   -----------   -----------   -----------
TOTAL                                 $ 55.3        $ 18.0                                    $ 73.3

1999 Recurring EBITDA (3)(4)
---------------------
Bowling Centers                       $ 60.5        $ 23.0        $ 18.0        $ 42.4        $143.9
Bowling Products                        (0.6)          0.0           5.1           3.5           8.0
Corporate                               (4.9)         (6.0)         (6.0)         (5.5)        (22.4)
Intersegment Elimination                (0.0)         (0.1)         (0.1)         (0.1)         (0.3)
                                 -----------   -----------   -----------   -----------   -----------
TOTAL                                 $ 55.0        $ 16.9        $ 17.0        $ 40.3        $129.2

__________________________

See notes 1 and 3 to Condensed Consolidated Statements of Operations.

(4) Recurring EBITDA excludes non-recurring restructuring, asset impairment and other special charges of approximately $8.5 million, $8.1 million and $26.5 million, respectively, recorded by the Company in the third quarter of 1999.

                                                    Filed Pursuant to Rule
                                                    424(b)(3)
                                                    Registration 333-60959

                         PROSPECTUS SUPPLEMENT NO. 16
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999, Prospectus Supplement No. 8 dated June 29, 1999, Prospectus Supplement No. 9 dated July 9, 1999, Prospectus Supplement No. 10 dated July 30, 1999, Prospectus Supplement No. 11 dated August 2, 1999, Prospectus Supplement No. 12 dated November 1, 1999, Prospectus Supplement No. 13 dated January 25, 2000, Prospectus Supplement No. 14 dated February 28, 2000 and Prospectus Supplement No. 15 dated March 24, 2000 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

  Update to Company's Operating Results for First Quarter of 2000.

  The attached press release dated May 1, 2000 containing information about the Company's operating results for the first quarter of 2000 supplements the information provided in the Prospectus.

                               ----------------

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 1, 2000

FOR IMMEDIATE RELEASE                               Contact: Stephen E. Hare
May 1, 2000                                                  Chief Financial
                                                             Officer
                                                             (804) 730-4401

                                                             Renee D. Antolik
                                                             Vice President,
                                                             Investor Relations
                                                             (804) 730-4402
                                                             (800) 832-0151

                                                               Earnings Release

        AMF BOWLING, INC. ANNOUNCES OPERATING RESULTS FOR FIRST QUARTER

Richmond, VA, May 1, 2000--AMF Bowling, Inc. (NYSE: PIN) today announced operating results for the three months ended March 31, 2000. The Company reported consolidated revenue of $209.5 million, a 3.4% increase compared with $202.6 million for the same period in 1999. Consolidated EBITDA for the three months ended March 31, 2000 was $55.3 million, an increase of 0.5% compared with $55.0 million for the same prior year period. (EBITDA is a measure of operating cash flow which represents operating income before interest, taxes, depreciation, amortization and non-operating expenses.)

"On a consolidated basis, we achieved our operating and financial plans in the first quarter," said Roland Smith, AMF's President and Chief Executive Officer. "Though we have much work to do to realize our annual goals, I think this is a solid start to the year."

Bowling Centers Operating Results

For the first quarter of 2000, Bowling Centers reported revenue of $174.1 million, an increase of 0.9% compared with $172.6 million for the same period in 1999, including the impact of closing 10 centers since March 31, 1999. On a worldwide basis, constant center revenue was up 1.7% for the quarter.

EBITDA for the first quarter of 2000 was $58.0 million, a decrease of 4.1% compared with $60.5 million for the first quarter of 1999. EBITDA margin was 33.3% in the first quarter of 2000 compared with 35.1% for the same period in 1999. The lower EBITDA margin in 2000 was primarily attributable to higher operating expenses and a change in the revenue mix, including higher food and beverage sales.

"While I'm not pleased with a lower EBITDA margin, I believe we are making intelligent investments in the Centers business, particularly in the training and marketing areas," noted Smith. "We're also spending more on capital projects, from basic improvements of facilities and equipment to establishing one standard point-of-sale system at all our U.S. centers. Finally, virtually 100% of our U.S. centers will have our Xtreme(R) Bowling sound and light package installed by early June. We expect that over the next several quarters, these investments will lead to greater customer satisfaction and ultimately better financial results."

"We also have a plan to begin making acquisitions again," he continued. "We'll be very selective and strategic, and we're going to pay much closer attention to how we assimilate newly acquired centers into our system. By the same token, like any other large retail chain, we will continue to review performance on a center-by-center basis, and we expect to close a small number of centers that we feel will not contribute to our overall EBITDA goals."

Bowling Products Operating Results

For the first quarter of 2000, Bowling Products reported revenue of $38.4 million, an increase of 20.0% compared with revenue of $32.0 million for 1999. The increase in revenue primarily reflects improved NCP sales to Europe and Japan and improved Modernization and Consumer Products sales to North America, Japan and Europe. EBITDA for the first quarter of 2000 was $2.5 million compared with $(0.6) million for the same period in 1999.

NCP shipments for the first quarter of 2000 totaled 360 units compared with 269 units for the same period in 1999.

Smith said that the first quarter results in Bowling Products were encouraging: "Over the past two years, our Products team has done an excellent job of managing costs down to a lower level of demand. At the same time, we've initiated several key projects to improve both product quality and customer service. This was a good quarter for Products, and our job now is to extend the momentum through the rest of the year."

Consolidated Operating Results

For the first quarter of 2000, net loss was $10.6 million, or $.13 per share, compared with a net loss of $18.7 million, or $.31 per share, for the same period in 1999. Equity in loss of joint ventures was $0.1 million in the first quarter of 2000 compared with $5.5 million in the first quarter of 1999.

               ------------------------------------------------

Financing Update

At March 31, 2000, AMF had total debt of $1,213.5 million compared with $1,221.2 million at December 31, 1999. Of the $355 million revolver facility, $165.0 million was outstanding at March 31, 2000.

As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The Company owns and operates 533 bowling centers throughout the world, with 413 centers in the U.S. and 120 centers in 9 other countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster, Highland and Renaissance brands of billiards tables, and owns the Michael Jordan Golf Company.

                                   # # # # #

Statements in this earnings release about AMF's future plans are forward-looking statements. A number of important factors could cause actual results to differ materially from those anticipated and projected by forward-looking information. The factors include, but are not limited to, changes in acquisition opportunities, the development and growth of new bowling markets, the sales of products in those markets, the generation of timely and sufficient cash flow to pay principal and interest on indebtedness, an adverse legal judgment, an increase in competition, a change in economic conditions including recent adverse developments in Asia Pacific markets, foreign currency volatility, and political acts or regulatory changes. Additional information on factors that could affect the Company's financial results are contained in the Company's SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 1999, filed with the U.S. Securities and Exchange Commission.

                     AMF BOWLING, INC. AND SUBSIDIARIES(1)

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
                       (in millions, except share data)

                                                                Three Months
                                                                   Ended
                                                                 March 31,
                                                               ---------------
                                                                2000    1999
                                                               ------  -------
Operating revenue............................................. $209.5  $ 202.6
Operating expenses(2).........................................  154.2    147.6
Depreciation and amortization.................................   33.4     33.4
                                                               ------  -------
Operating income..............................................   21.9     21.6
Interest expense..............................................   32.0     31.0
Other non-operating (income) expenses.........................   (0.7)     2.3
                                                               ------  -------
Loss before income taxes......................................   (9.4)   (11.7)
Provision for income taxes....................................    1.1      1.5
                                                               ------  -------
Net loss before equity in loss of joint ventures..............  (10.5)   (13.2)
Equity in loss of joint ventures..............................   (0.1)    (5.5)
                                                               ------  -------
Net loss...................................................... $(10.6) $ (18.7)
                                                               ======  =======
Net loss per share--basic and diluted......................... $(0.13) $ (0.31)
Weighted average shares outstanding (000)..................... 83,598   59,603
Selected Data:................................................
  EBITDA(3)................................................... $ 55.3  $  55.0
  EBITDA margin...............................................   26.2%    27.1%

--------
(1) AMF Bowling, Inc. is a holding company, and its primary assets are investments in subsidiaries including AMF Bowling Worldwide, Inc. which is principally engaged in two business segments: (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.
(2) Operating expenses represent costs of goods sold, bowling center operating expenses and selling, general, and administrative expenses.
(3) Represents a measure of operating cash flow defined as operating income before interest, taxes, depreciation, amortization, and non-operating expenses.

                     AMF BOWLING, INC. AND SUBSIDIARIES(1)

                        SEGMENT INFORMATION (unaudited)
                                 (in millions)

                                      First   Second    Third   Fourth
                                     Quarter  Quarter  Quarter  Quarter  Period
                                     -------  -------  -------  -------  ------
2000 Revenue
Bowling Centers..................... $174.1                              $174.1
Bowling Products....................   38.4                                38.4
Intersegment Elimination............   (3.0)                               (3.0)
                                     ------   ------   ------   ------   ------
  Total............................. $209.5                              $209.5
1999 Revenue
Bowling Centers..................... $172.6   $129.3   $125.9   $157.9   $585.7
Bowling Products....................   32.0     38.9     60.7     37.7    169.3
Intersegment Elimination............   (2.0)    (7.1)    (3.8)    (9.4)   (22.3)
                                     ------   ------   ------   ------   ------
  Total............................. $202.6   $161.1   $182.8   $186.2   $732.7
2000 Recurring EBITDA(3)
Bowling Centers..................... $ 58.0                              $ 58.0
Bowling Products....................    2.5                                 2.5
Corporate...........................   (5.2)                               (5.2)
Intersegment Elimination............    --                                  --
                                     ------   ------   ------   ------   ------
  Total............................. $ 55.3                              $ 55.3
1999 Recurring EBITDA(3)(4)
Bowling Centers..................... $ 60.5   $ 23.0   $ 18.0   $ 42.4   $143.9
Bowling Products....................   (0.6)     0.0      5.1      3.5      8.0
Corporate...........................   (4.9)    (6.0)    (6.0)    (5.5)   (22.4)
Intersegment Elimination............   (0.0)    (0.1)    (0.1)    (0.1)    (0.3)
                                     ------   ------   ------   ------   ------
  Total............................. $ 55.0   $ 16.9   $ 17.0   $ 40.3   $129.2

--------
  See notes 1 and 3 to Condensed Consolidated Statements of Operations.
(4) Recurring EBITDA excludes non-recurring restructuring, asset impairment and other special charges of approximately $8.5 million, $8.1 million and $26.5 million, respectively, recorded by the Company in the third quarter of 1999

                                                    Filed Pursuant to Rule
                                                    424(b)(3)
                                                    Registration 333-60959

                         PROSPECTUS SUPPLEMENT NO. 15
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999, Prospectus Supplement No. 8 dated June 29, 1999, Prospectus Supplement No. 9 dated July 9, 1999, Prospectus Supplement No. 10 dated July 30, 1999, Prospectus Supplement No. 11 dated August 2, 1999, Prospectus Supplement No. 12 dated November 1, 1999, Prospectus Supplement No. 13 dated January 25, 2000 and Prospectus Supplement No. 14 dated February 28, 2000 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

  The attached Annual Report on Form 10-K for the year ended December 31, 1999 (without exhibits) and definitive Proxy Statement of AMF Bowling, Inc. (to the extent portions thereof are specifically incorporated by reference in such Form 10-K) supplement the information provided in the Prospectus.

                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 24, 2000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM 10-K
(Mark One)
[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
   ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1999
                                      OR

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EX-
   CHANGE ACT OF 1934 (NO FEE REQUIRED)

                       Commission File Number 001-13539

                               ----------------

                               AMF BOWLING, INC.
            (Exact name of registrant as specified in its charter)

               Delaware                              13-3873268
    (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)               Identification No.)

                                8100 AMF Drive
                           Richmond, Virginia 23111
         (Address of principal executive offices, including zip code)

              Registrant's telephone number, including area code:
                                (804) 730-4000

                               ----------------

          Securities registered pursuant to Section 12(b) of the Act:

             Title of Each Class                 Name of Each Exchange on Which Registered
             -------------------                 -----------------------------------------
   Common Stock, par value $.01 per share                 New York Stock Exchange

                               ----------------

         Securities registered pursuant to Section 12 (g) of the Act:

                                     None

                               ----------------

   Indicate by check mark whether the Registrant (1) has filed all reports re-quired to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Reg-istrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

   Indicate by a check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

   As of March 6, 2000, 83,597,550 shares of Registrant's common stock, par value $.01, were outstanding. Of the total outstanding shares, 19,883,691 shares were held by non-affiliates at an aggregate market value of $51.0 mil-lion on March 6, 2000.

                     DOCUMENTS INCORPORATED BY REFERENCE:

   Portions of the Proxy Statement for the Registrant's 2000 Annual Meeting of Shareholders are incorporated by reference into Part III of this report. Such Proxy Statement, except for the parts therein that have been specifically in-corporated herein by reference, shall not be deemed "filed" as part of this report on Form 10-K.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART I

ITEM 1.  BUSINESS

General Development of Business

   AMF Bowling, Inc. ("AMF Bowling") was incorporated in Delaware in 1996 by an investor group led by GS Capital Partners II, L.P. (together with affili-ated investment funds, "GSCP"), an affiliate of Goldman, Sachs & Co. AMF Group Holdings Inc. ("AMF Group Holdings"), a wholly-owned subsidiary of AMF Bowl-ing, acquired all of the outstanding stock of the separate U.S. and foreign corporations that constituted substantially all of the Company's predecessor (the "Predecessor Company") for a total purchase price of approximately $1.37 billion (the "Acquisition").

   In November 1997, AMF Bowling issued 15,525,000 shares of its common stock at $19.50 per share pursuant to an initial public offering (the "Initial Pub-lic Offering").

   AMF Bowling conducts all of its business through subsidiaries and provides certain limited management service operations to its subsidiaries. Unless the context indicates otherwise, the terms "Company" or "AMF" as used herein refer to AMF Bowling (the "Registrant") and its subsidiaries.

   AMF is the largest owner or operator of bowling centers in the United States and worldwide. In addition, the Company is one of the world's leading manufacturers of bowling center equipment, accounting for, management be-lieves, approximately 40% of the world's current installed base of such equip-ment. AMF is principally engaged in two business segments: (i) the ownership or operation of bowling centers ("Bowling Centers"), consisting, as of Decem-ber 31, 1999, of 417 U.S. bowling centers and 122 international bowling cen-ters including 15 centers operated by joint ventures with third parties de-scribed below and (ii) the manufacture and sale of bowling equipment such as automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, and certain spare and consumable products, and the resale of allied products such as bowling balls, bags, shoes and certain other spare and con-sumable products ("Bowling Products"). The Bowling Products business consists of two categories: (a) New Center Packages ("NCPs") (all of the equipment nec-essary to outfit a new bowling center or expand an existing bowling center) and (b) Modernization and Consumer Products (which includes modernization equipment used to upgrade an existing center, spare parts, supplies and con-sumable products essential to maintain operations of an existing center). See "Note 17. Business Segments" in the Notes to Consolidated Financial Statements for financial information about AMF's business segments.

   From May 1996 to December 1999, the Company acquired 230 centers in the U.S. and, as of February 29, 2000, owns or operates 417 U.S. centers. In addi-tion, in 1997 and 1998, the Company acquired 33 centers in selected interna-tional markets and, as of February 29, 2000, owns or operates 122 interna-tional centers, including 15 joint venture centers. In 1997, the Company entered into two joint ventures which operate one bowling center in China and 14 bowling centers in Brazil and Argentina, respectively. AMF also manufac-tures and sells the PlayMaster, Highland and Renaissance brands of billiards tables, and owns the Michael Jordan Golf Company which currently operates two golf practice ranges. The Company has agreed to build or acquire one addi-tional golf practice range by the end of 2000. See "Item 6. Selected Financial Data", and "Note 15. Acquisitions" and "Note 16. Joint Ventures" in the Notes to Consolidated Financial Statements for discussions regarding acquisitions and joint ventures.

Business Segments

 Bowling Centers

   In the United States, AMF is the largest operator of bowling centers, with 417 bowling centers (as of February 29, 2000) in 40 states and Puerto Rico. Outside the United States, AMF is also the largest operator of bowling cen-ters, with (as of February 29, 2000) 122 centers in ten countries: Australia
(46), the United Kingdom (37), Mexico (9), Japan (4), China (including Hong
Kong) (5), Argentina (2), Brazil (12), France (4), Spain (2), and Canada (1). Of the U.S. centers, 207 were acquired as part of the Acquisition, 230 were acquired thereafter and two were constructed. AMF has closed 22 centers since the Acquisition. Of the international centers, 78 were acquired as part of the Acquisition, 33 were acquired thereafter, including 22 in the United Kingdom, ten in Australia and one in France. One center each in Japan and China was closed, and one each in Switzerland and China was sold. The international centers include one in China, two in Argentina and 12 in Brazil, which are operated as part of two joint ventures.

   The Bowling Centers business derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources such as shoe rental, amusement games, billiards and pro shops. In 1999, bowl-ing, food and beverage and other revenue represented 58.4%, 27.3% and 14.3% of total Bowling Centers revenue, respectively.

   Bowling revenue, the largest portion of a bowling center's revenue and profitability, is derived from league, tournament and recreational play, which represents managed, or scheduled (i.e. birthday or corporate parties), and open, or unscheduled play. Food and beverage sales occur primarily through snack bars that offer snack foods, soft drinks and, at most centers, alcoholic beverages. Since the Acquisition, AMF acquired several centers with large sports bars that provide a large portion of such centers' revenue. Other reve-nue is derived from shoe rental and the operation of amusement games, bil-liards and pro shops. Shoe rental is driven primarily by recreational bowlers who usually do not own bowling shoes.

 Bowling Products

   The Company manufactures and sells bowling center equipment, including au-tomatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, certain spare and modernization parts, and resale products, such as bowling balls, bags, shoes and other bowlers' aids, sold primarily through pro shops. The Bowling Products business consists of two categories: (i) NCPs and
(ii) Modernization and Consumer Products.

   NCPs include the bowling equipment necessary to outfit new or expand exist-ing bowling centers, such as lanes, pinspotters, automatic scoring equipment, bowler seating, ball returns, masking units and bumpers. NCP sales generally follow the trends in the growth of bowling. Traditionally, as bowling is in-troduced and becomes popular in new markets, the economics of constructing and operating bowling centers become attractive and drive demand for NCPs. For at least the last 15 years, the majority of NCP sales have been to international markets. Until 1998, this trend was fueled by the growth of bowling in several countries, particularly China, South Korea and Taiwan. The economic difficul-ties in the Asia Pacific region resulted in a significant reduction in NCP sales in that region during 1998 and 1999 and are expected to continue to have a material adverse impact on NCP sales. In addition, Shanghai Zhonglu Indus-trial Corporation ("Zhonglu") became a significant competitor with Bowling Products in China. Bowling Products signed 3-year joint distribution agree-ments in June 1999 with Zhonglu whereby Zhonglu became the exclusive distribu-tor of AMF products and parts in China, and Bowling Products became the exclu-sive distributor of Zhonglu bowling products and parts outside China. See "-- Business Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Bowling Products."

   Sales of Modernization and Consumer Products to bowling center operators who manage the installed base of bowling equipment have traditionally provided a somewhat more stable base of recurring revenue on an annual basis. These products include modernization equipment, both proprietary and standard spare parts for existing equipment and other products including pins, shoes and sup-plies. Some of these products, such as bowling pins, should be replaced on ap-proximately an annual basis to maintain a center, while certain less frequent investments in other equipment are necessary to modernize a center and are of-ten required to maintain a customer base. AMF also sells resale products in-cluding balls, bags and apparel for consumer purchase and use.

   In addition to bowling equipment and supplies, AMF manufactures and sells billiards tables under the PlayMaster, Highlander and Renaissance brand names.

Business Strategy

   The Company is pursuing a three-part strategy to create a nationally recog-nized chain of bowling centers through consolidation of the bowling center in-dustry and national marketing programs in the U.S. and selected international markets, leverage the AMF brand and strong base of installed bowling equipment to grow sales of bowling products globally and become the employer of choice in its industry.

   With respect to Bowling Centers, the Company curtailed its acquisitions in 1999 to focus on improving center operations and financial performance which is fundamental to its strategy to create a nationally recognized chain. In connection with this effort, the Company conducted a strategic business review in which certain performance drivers and revenue opportunities were identi-fied, recruited a new and experienced operating management team, and developed a customer satisfaction model which incorporates center performance drivers into seven critical success factors.

   These critical success factors are (i) value, or the relationship between price and the service provided, (ii) bowling equipment including lanes, pinspotters and scoring; (iii) location; (iv) quality of interior and exterior facilities; (v) quality of food and beverage offerings; (vi) marketing pro-grams that drive trial and repeat customer visits and (vii) customer service. The Company is in the process of identifying the acceptable level of perfor-mance in each of the seven critical success factors, and will provide these to each center to determine the specific actions necessary to bring each center up to a standard level of performance. The Company expects to focus efforts on maximizing customer service performance in order to attract and retain more bowlers, thereby creating a sustainable competitive advantage. The Company is also focused on creating standard operating procedures, training programs and improving information systems in the bowling centers. Improvements in these areas are intended to facilitate better execution of customer service and mar-keting programs and provide better data designed to help management proactively direct the business. Marketing programs will focus in two key areas: (i) developing national programs that leverage the efficiencies of the total chain and add value to individual centers and (ii) developing a "Best Practices" process to share successful regional programs.

   While the Company's intention is to continue consolidating the U.S. bowling center industry by acquiring additional bowling centers, the Company announced in January 2000 that it will resume acquisitions on a more selective basis and will consider acquisition targets which meet specific operating and valuation parameters. At the same time, management will continue its focus on improving financial performance of its current centers. The Company had no commitment to purchase any bowling centers as of February 29, 2000.

   The Company's Bowling Products business markets and distributes bowling products in global markets. In response to market conditions experienced in 1998 and 1999, Bowling Products enacted a comprehensive cost reduction program that lowered manufacturing and global selling, general and administrative costs and initiated several distributor relationships for selected product lines. Additionally, Bowling Products signed 3-year joint distribution agree-ments in June 1999 with Zhonglu whereby Zhonglu became the exclusive distribu-tor of AMF products and parts in China, and Bowling Products became the exclu-sive distributor of Zhonglu bowling products and parts outside China. These agreements are intended to improve Bowling Products' competitive position in China and broaden Bowling Products product offering in developing markets. The Company developed a customer satisfaction model for Bowling Products, and identified eight critical success factors which are (i) value, (ii) technical support, (iii) product quality, (iv) financing capabilities, (v) order ful-fillment, (vi) sales support, (vii) product innovation and (viii) installa-tion. Bowling Products will identify and strive to achieve a standard level of performance in each of these factors. The Company will focus efforts on prod-uct quality in order to create a sustainable competitive advantage, and will concentrate on order fulfillment in an effort to improve performance levels. Bowling Products continues to focus product development efforts on improving its current offerings and introducing new products that will appeal to a worldwide base of center operators. These initiatives are designed to expand the Company's presence in the relatively more stable Modernization and Con-sumer Products markets. To support these efforts, Bowling Products has reorga-nized its product management organization and is implementing a worldwide product line focused financial system.

   Management recognizes that, in order to become the employer of choice in its industry, the Company must cultivate, retain and attract enthusiastic and motivated employees. In this connection, AMF broadened stock option award dis-tributions to include all center managers, enhanced Company benefits plans and improved the working environment in its three manufacturing facilities. The Company continues its development of a competitive compensation structure and now provides communication channels which allow employees to provide input into decisions affecting their work environments. These initiatives are in-tended to improve employee morale and motivation which are key drivers of cus-tomer satisfaction. Management believes that improved customer satisfaction should lead to improved financial performance of the Company.

Seasonality and Market Development Cycles

   The financial performance of Bowling Centers' operations is seasonal. Cash flows typically peak in the winter when U. S. leagues are most active and reach their lows in the summer. While the geographic diversity of the Company's Bowling Centers' operations has helped reduce this seasonality in the past, the increase in U.S. centers resulting from acquisitions has in-creased the seasonality of that business.

   Modernization and Consumer Products sales also display seasonality. The U.S. market, which is the largest market for Modernization and Consumer Prod-ucts, is driven by the beginning of league play in the fall of each year. While operators purchase consumer products generally throughout the year, they often place larger orders during the summer in preparation for the start of league play in the fall. Summer is also generally the peak period for instal-lation of modernization equipment. Operators typically sign purchase orders for modernization equipment during the first four months of the year after they receive winter league revenue indications. Equipment is then shipped and installed during the summer when leagues are generally less active. However, sales of some modernization equipment such as automatic scoring and synthetic lanes are less predictable and fluctuate from year to year because of the longer life cycle of these major products.

   While NCP sales are slightly seasonal, sales of NCPs can fluctuate dramati-cally as a result of economic fluctuations in international markets, as seen in the reduction of sales of NCPs since 1998 to markets in the Asia Pacific region following economic difficulties in that region.

Industry and Competition

 Bowling Centers

   Bowling is both a competitive sport and a recreational entertainment activ-ity and faces competition from numerous alternative activities. The success of AMF's bowling operations is subject to consumers' continued interest in bowl-ing, the availability and affordability of other sports and recreational and entertainment alternatives, the amount of customer leisure time, as well as various other social and economic factors over which AMF has no control.

   The Company's centers also compete with other bowling centers. The Company competes primarily through customer service as well as the quality of its bowling equipment, location, facilities, food and beverage offerings and mar-keting programs. See "--Business Strategy" and "Management's Discussion of Fi-nancial Condition and Results of Operations--Bowling Centers."

   As shown in the following table, the U.S. bowling center industry is highly fragmented, and consists of two relatively large bowling center operators, AMF (which had 417 U.S. centers as of December 31, 1999) and Brunswick Corporation ("Brunswick") (which had approximately 114 U.S. centers as of December 31,
1999), three medium-sized chains, which together account for 54 bowling cen-ters, and over 5,000 bowling centers owned by single-center and small-chain operators, which typically own four or fewer centers. The top five operators (including AMF) account for approximately 10.5% of the total number of U.S. bowling centers.

                        U.S. BOWLING CENTER INDUSTRY(a)

                                                                Number of % of
   Operator                                                     Locations Total
   --------                                                     --------- -----
   AMF.........................................................     417     7.5%
   Brunswick...................................................     114     2.0
   Bowl America................................................      21     0.4
   Mark Voight.................................................      18     0.3
   Bowl New England............................................      15     0.3
                                                                  -----   -----
     Subtotal..................................................     585    10.5
   Single-center and small-chain operators.....................   5,002    89.5
                                                                  -----   -----
     Total.....................................................   5,587   100.0%
                                                                  =====   =====

--------
(a) AMF estimate at December 31, 1999.

   The international bowling center industry is also highly fragmented. There are typically few chain operators in any one country and a large number of single-center operators. AMF generally enjoys a relative size advantage (i.e., a larger number of lanes per center), and is competitively well-positioned in Australia, the United Kingdom and Mexico.

   In the United States, the operation of bowling centers generally has been characterized by slightly declining lineage (number of games bowled per lane per day). The Company's bowling centers business has experienced and is con-tinuing to experience a decline in lineage. This decline has been primarily caused by a decrease in the number of league bowlers. While more people are bowling at AMF's bowling centers, they are bowling less often. As part of the Company's recent efforts to focus on improving the financial performance of the Company's existing centers, AMF is seeking to improve lineage at the Company's bowling centers; however, there can be no assurances that lineage will increase or that the lineage will not further decline. In 1999, the U. S. constant centers lineage declined slightly and was more than offset with price increases yielding a net constant center revenue growth. See "--Business Strategy" for a discussion of the Company's business strategy for its bowling centers. Internationally, although trends vary by country, certain of the mar-kets in which AMF operates have experienced increasing competition as they have matured, resulting in declining lineage.

 Bowling Products

   AMF and Brunswick are the two largest manufacturers of bowling center equipment, and are the only full-line manufacturers of bowling equipment and supplies that compete on a global basis. The Company also competes with small-er, often regionally focused companies in certain product lines. See "--Inter-national Operations" for a discussion of additional factors that may affect the international operations of Bowling Products. Management estimates that AMF accounts for approximately 40% of the worldwide installed base of bowling center equipment.

International Operations

   The Company's international operations are subject to the usual risks in-herent in operating abroad, including, but not limited to, currency exchange rate fluctuations, economic and political fluctuations and destabilization, other disruption of markets, restrictive laws, tariffs and other actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs, tariffs and value added taxes and unexpected changes in regulatory environments), difficulty in obtaining distribution and support for products, the risk of nationalization, the laws and policies of the United States affecting trade, international in-vestment and loans, and foreign tax law changes.

   The Company has a history of operating in a number of international mar-kets, in some cases, for over 30 years. As in the case of other U.S.-based manufacturers with export sales, local currency devaluation increases the cost of the Company's bowling equipment in that market. As a result, a strengthen-ing U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods.

   Foreign currency exchange rates also impact the translation of operating results from international bowling centers. Revenue and recurring EBITDA (as defined in "Item 6. Selected Financial Data") of international bowling centers represented 17.0% and 26.2% of consolidated revenue and recurring EBITDA, re-spectively, in 1999. Revenue and EBITDA of international bowling centers rep-resented 15.7% and 24.3% of consolidated revenue and EBITDA, respectively, in 1998.

   NCP unit sales to China, Japan and other countries in the Asia Pacific re-gion represented 43.0% of total NCP unit sales in 1999 compared to 52.8% in 1998. The economic difficulties in the Asia Pacific region have had and will continue to have a material adverse impact on NCP sales. One of the reasons for the decline in NCP sales is the limited availability of financing for cus-tomers desiring to build new bowling centers, especially in the Asia Pacific region. In addition, Zhonglu became a significant competitor in China. On June 13, 1999, AMF Bowling Products signed three-year joint distribution agreements with Zhonglu. Under the terms of the agreement, Zhonglu became the exclusive distributor of AMF products and parts in China, and Bowling Products became the exclusive distributor of Zhonglu's bowling products and parts outside Chi-na. These agreements are intended to improve Bowling Products' competitive po-sition in both China and other developing markets. However, there is no assur-ance that such an improvement will occur. See "--Business Segments--Bowling Products" for additional discussion of the Zhonglu agreements.

   China strengthened enforcement of its import restrictions including requir-ing the payment of full customs duties and value-added taxes on the importa-tion of new and used capital goods. The Chinese government also began to pro-hibit importation of used capital equipment without permits. Permits for the importation of used bowling equipment are very difficult to obtain. Local Chi-nese companies, however, are not subject to the same restrictions. For exam-ple, in addition to being the exclusive distributor of AMF products, Zhonglu produces locally and sells bowling equipment that is not subject to the cus-toms duties or permit requirements that affect the Company's imported equip-ment. Zhonglu has experienced significant acceptance by local customers. Man-agement believes that these import restrictions will continue for the foreseeable future.

   See "Note 17. Business Segments" and "Note 18. Geographic Segments" in the Notes to Consolidated Financial Statements for additional financial informa-tion concerning the Company's operations in different geographic areas.

Employees

 Bowling Centers

   As of December 31, 1999, Bowling Centers had approximately 15,568 full- and part-time employees worldwide. The Company believes that its relations with its Bowling Centers employees are satisfactory.

                                                                     Number of
   Country                                                          Employees(a)
   -------                                                          ------------
   United States...................................................    12,929
                                                                       ------
   International:
     Australia.....................................................     1,300
     United Kingdom................................................       852
     Mexico........................................................       228
     China (including Hong Kong)...................................        80
     France........................................................        58
     Japan.........................................................        66
     Spain.........................................................        33
     Canada........................................................        22
                                                                       ------
       Total International.........................................     2,639
                                                                       ------
       Total Worldwide.............................................    15,568
                                                                       ======
--------
(a) Numbers vary depending on the time of year.

 Bowling Products

   As of December 31, 1999, Bowling Products had approximately 957 full-time employees worldwide. The Company believes that its relations with its Bowling
Products employees are satisfactory. Employees are divided along functional lines as shown in the table below.

                                                                     Number of
   Segment                                                           Employees
   -------                                                          ------------
   Manufacturing...................................................       697
                                                                       ------
   Sales:
     Asia Pacific..................................................        92
     Europe........................................................        83
     Americas......................................................        78
     Australia.....................................................         7
                                                                       ------
       Total Sales.................................................       260
                                                                       ------
       Total Worldwide.............................................       957
                                                                       ======

 Corporate

   As of December 31, 1999, corporate had approximately 166 full-time employ-ees. The Company believes that its relations with its corporate employees are satisfactory.

ITEM 2. PROPERTIES

Bowling Centers

   As of December 31, 1999, AMF operated 417 bowling centers and related fa-cilities in the United States and 122 centers in ten other countries. A re-gional list of these facilities is set forth below:

                                 U.S. CENTERS

                                             Number of  Number of
   Region                                    Districts Locations(a) Owned Leased
   ------                                    --------- ------------ ----- ------
   Northeast................................      5         67        41    26
   Mid-Atlantic.............................      6         66        42    24
   Southeast................................      5         66        45    21
   Southwest................................      6         71        56    15
   Midwest..................................      5         67        46    21
   West.....................................      6         79        33    46
                                                ---        ---       ---   ---
       Total................................     33        416       263   153
                                                ===        ===       ===   ===

--------
(a) AMF operates one center for an unrelated party. This center is neither owned nor leased by AMF and, therefore, is not included in the foregoing table. In addition, the Company operates two golf practice ranges, one each in Aurora, Illinois and Charlotte, North Carolina.

                             INTERNATIONAL CENTERS

                                                        Number of
   Country                                             Locations(a) Owned Leased
   -------                                             ------------ ----- ------
   Australia..........................................      46        27    19
   United Kingdom.....................................      37        14    23
   Mexico.............................................       9         5     4
   China..............................................       4         0     4
   Japan..............................................       4         0     4
   France.............................................       4         1     3
   Spain..............................................       2         0     2
   Canada.............................................       1         1     0
                                                           ---       ---   ---
       Total..........................................     107        48    59
                                                           ===       ===   ===

--------
(a) The table excludes one bowling center operated by the Company's Hong Leong joint venture and 14 bowling centers operated by its Playcenter joint ven-ture. See "Business--General Development of Business."

   AMF's leases are subject to periodic renewal. Forty-two of the U.S. centers have leases that expire during the next three years. Twenty-six of such leases have renewal options. Fifteen of the international centers have leases that expire during the next three years. Nine of such leases have renewal options. For information concerning major encumbrances on Company-owned real estate, see "Note 8. Long-Term Debt and Recapitalization Plan" in the Notes to Consol-idated Financial Statements.

Bowling Products

   As of December 31, 1999, AMF owned or leased facilities at three locations in the United States, two of which are used for its Bowling Products business and one of which is used for its billiards business. AMF also leased facili-ties at 13 international locations that are used as offices or warehouses. For information concerning major encumbrances on Company-owned real estate, see "Note 8. Long-Term Debt and Recapitalization Plan" in the Notes to Consoli-dated Financial Statements.

                                U.S. Facilities

                                                  Approximate
 Location                  Products              Square Footage Owned/Leased
 --------                  --------              -------------- ------------
 Richmond, VA World headquarters, pinspotters,      360,000         Owned
              automatic scoring, synthetic
              lanes, other capital equipment,        54,000        Leased
              consumer products, used
              pinspotters and lane maintenance
              equipment

 Lowville, NY Pins and wood lanes                   171,000         Owned

 Bland, MO    Billiard tables (AMF Billiards        109,210         Owned
              and Games)

                                                     44,373        Leased

                           International Facilities

                                                    Approximate
                                                      Square
Location                           Functions          Footage       Owned/Leased
--------                           ---------        -----------     ------------
Emu Plains, Australia                Office              400           Leased
                                   Warehouse          10,100           Leased
Hong Kong                            Office            2,500           Leased
Shanghai, China                      Office              400           Leased
Levallois-Perret, France             Office              984           Leased
                                   Warehouse           1,470           Leased
Mainz-Kastel, Germany                Office              656           Leased
                                   Warehouse           1,650           Leased
Bangalore, India                     Office            1,050           Leased
New Delhi, India                     Office            2,000           Leased
Yokohama, Japan                      Office            4,626           Leased
                                   Warehouse           8,888           Leased
                                 Service Center        1,634           Leased
Seoul, South Korea                   Office            5,119           Leased
                                   Warehouse           7,472           Leased
Mexico City, Mexico                  Office            1,300           Leased
                                   Warehouse          11,431           Leased
Warsaw, Poland                       Office              209           Leased
Granna, Sweden                       Office            4,515           Leased
                                   Warehouse          12,705           Leased
Hemel Hempstead, United
 Kingdom                             Office           11,500           Leased
                                   Warehouse          11,770           Leased

ITEM 3. LEGAL PROCEEDINGS

   On April 22, 1999, a putative class action was filed in the United States District Court for the Southern District of New York by Vulcan International Corporation against AMF Bowling, The Goldman Sachs Group, L.P., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Cowen & Company, Schroder & Co., Inc., Richard A. Friedman and Douglas J. Stanard. The complaint has subse-quently been amended to, among other things, include additional named plain-tiffs. The plaintiffs, as putative class representatives for all persons who purchased AMF Bowling Common Stock (the "Common Stock") in the Initial Public Offering or within 25 days of the effective date of the registration statement related to the Initial Public Offering, seek, among other things, damages and/or rescission against all defendants jointly and severally pursuant to Sections 11, 12 and/or 15 of the Securities Act of 1933 based on allegedly in-accurate and misleading disclosures in connection with and following the Ini-tial Public Offering. Management believes that the litigation is without merit and intends to defend it vigorously.

   In addition, the Company currently and from time to time is subject to claims and actions arising in the ordinary course of its business, including environmental claims, discrimination claims, workers' compensation claims and personal injury claims from customers of Bowling Centers. In some actions, plaintiffs request punitive or other damages that may not be covered by insur-ance. In management's opinion, the claims and actions in which the Company is involved will not have a material adverse impact on its financial position or results of operations. However, it is not possible to predict the outcome of such claims and actions.

Regulatory Matters

   There are no unique federal or state regulations applicable to bowling cen-ter operations or equipment manufacturing. State and local governments require establishments to hold permits to sell alcoholic beverages, and, although reg-ulations vary from state to state, once permits are issued, they generally re-main in place indefinitely (except for routine renewals) without burdensome reporting or supervision other than revenue tax reports.

Environmental Matters

   The Company's operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of, certain materials, substances and wastes.

   The Company currently and from time to time is subject to environmental claims. In management's opinion, the various claims in which the Company cur-rently is involved are not likely to have a material adverse impact on its fi-nancial position or results of operations. However, it is not possible to en-sure the ultimate outcome of such claims.

   The Company cannot predict with any certainty whether existing conditions or future events, such as changes in existing laws and regulations, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the cost of producing AMF's products, or providing its services, or otherwise adversely affect the demand for its products or services.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

   None.

                       EXECUTIVE OFFICERS OF AMF BOWLING

   The following table sets forth information concerning the executive offi-cers of AMF Bowling:

 Name                          Age Position
 ----                          --- --------
                                   Director; President and Chief Executive
 Roland C. Smith.............   45  Officer
 Stephen E. Hare.............   46 Director; Executive Vice President; Chief
                                    Financial Officer and
                                    Treasurer
                                   Executive Vice President; President, U.S.
 John P. Watkins.............   44  Bowling Centers
 J. Randolph V. Daniel, IV...   39 President, Bowling Products

   Roland C. Smith has been president and chief executive officer of AMF since joining the Company in April 1999. Prior to joining AMF, Mr. Smith was presi-dent and chief executive officer of the Triarc Restaurant Group ("Triarc"), a restaurant franchisor which conducts its business through Arby's, Inc., from 1997 to 1999. Mr. Smith joined Triarc in 1994 as vice president of interna-tional marketing.

   Stephen E. Hare has been an executive vice president and the chief finan-cial officer of AMF Bowling since joining the Company in May 1996. Mr. Hare also served as acting president and chief executive officer of the Company from November 1998 until Mr. Smith's employment with the Company began in April 1999. Mr. Hare served as senior vice president and chief financial offi-cer of James River Corporation of Virginia, a manufacturer and marketer of pa-per products and other related consumer goods, from 1992 to 1996.

   John P. Watkins has been an executive vice president of AMF Bowling and the president of U.S. Bowling Centers since joining the Company in September 1998. Prior to joining AMF, Mr. Watkins was president of Source Company, a provider of services related to publications and other front-end checkout categories for a wide variety of retailers in the U.S. and Canada, from 1996 to 1998. Mr. Watkins was senior vice president and chief operating officer of Food Lion, Inc., a supermarket chain in the southeastern U.S. with over 1,000 stores, from 1991 to 1996.

   J. Randolph V. Daniel, IV has been the president of Bowling Products since 1999. Since joining the Company in 1993, Mr. Daniel has served as director of operations, general manager and business unit manager for certain business units of Bowling Products, and as vice president of manufacturing for Bowling Products.

                                    PART II

ITEM 5. MARKET FOR AMF BOWLING COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Common Stock

   AMF Bowling's Common Stock, $.01 par value, began trading on the New York Stock Exchange on November 7, 1997, under the symbol "PIN."

   As of March 6, 2000, there were 5,250 holders of record of the Common Stock. The reported high and low sales prices for the Common Stock for each of the four quarters of 1998 and 1999 were as follows:

                                                   1998            1999
                                                 ------------    ------------
   Quarter Ended                                 High    Low     High     Low
   -------------                                 ----    ----    ----     ---
   March 31..................................... $27 3/8 $20 1/2   6        4
   June 30......................................   31     22 5/8  8 3/4    3 1/2
   September 30.................................  28 3/8   7 1/2  8 5/16   3 3/8
   December 31..................................    9      3 7/8  4 1/2    2 5/16

   AMF Bowling has not paid any cash dividends on the Common Stock and intends to retain earnings, if any, for use in the Company's business.

   The Company conducts all of its business through subsidiaries. AMF Bowling provides certain management services related to its holding company opera-tions. AMF Bowling's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to AMF Bowling for any purpose, whether in the form of loans, dividends or otherwise. Moreover, AMF Bowling Worldwide, Inc. ("Bowling Worldwide"), a wholly-owned subsidiary of AMF Group Holdings, is prohibited under both the credit agree-ment dated as of May 1, 1996, as amended and restated (the "Credit Agreement") and certain indentures governing its senior subordinated notes ("Subsidiary Senior Subordinated Notes") and senior subordinated discount notes ("Subsidi-ary Senior Subordinated Discount Notes" and, collectively with the Subsidiary Senior Subordinated Notes, the "Subsidiary Notes") from upstreaming funds to AMF Bowling by dividends, loans or otherwise, to pay cash dividends.

ITEM 6. SELECTED FINANCIAL DATA

   The selected financial data set forth below for the fiscal years indicated were derived from AMF Bowling's audited consolidated financial statements for the years ended December 31, 1999, 1998 and 1997, the period ended December 31, 1996, and the Predecessor Company's audited combined financial statements for the four months ended April 30, 1996, and the year ended December 31, 1995. The consolidated pro forma results set forth below for the year ended December 31, 1996 are presented as if the Acquisition had occurred on January 1, 1996, and are based on the Predecessor Company's statement of income for the period ending April 30, 1996, AMF Bowling's statement of operations from its inception through December 31, 1996, and adjustments giving effect to the Acquisition under the purchase method of accounting. The data should be read in conjunction with AMF Bowling's Consolidated Financial Statements and "Man-agement's Discussion and Analysis of Financial Condition and Results of Opera-tions" which appear elsewhere herein.

   The comparability of the selected financial data is affected by the Company's bowling center acquisition program. In 1996, the Company, through AMF Bowling Centers, Inc. ("AMF Bowling Centers"), a direct subsidiary of Bowling Worldwide, acquired 57 bowling centers from unrelated sellers. The combined purchase price was $108.0 million. In 1997, AMF Bowling Centers ac-quired 122 bowling centers from a number of unrelated sellers. The combined purchase price was $232.7 million (including amounts paid in 1998 for certain bowling centers included in the 1997 total). In 1998, AMF Bowling Centers ac-quired 83 bowling centers from a number of unrelated sellers. The combined purchase price was $156.8 million. In 1999, AMF Bowling Centers acquired one center for a purchase price of $1.4 million. While the Company intends to con-tinue its efforts to consolidate the U.S. bowling center industry by purchas-ing additional bowling centers, the Company has cur-tailed the pace of its acquisitions so that management can focus on improving the financial performance of its current centers. In the near term, however, the Company continues to evaluate acquisitions on a more limited scale. See "Item 1. Business--General Development of Business" and "Note 14. Supplemental Disclosures to the Consolidated Statements of Cash Flows" and "Note 15. Acqui-sitions" in the Notes to Consolidated Financial Statements.

   The selected financial data include operating results expressed in terms of EBITDA, which represents earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses. EBITDA informa-tion is included because the Company understands that such information is used by certain investors as one measure of a company's historical ability to serv-ice debt. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, other measures of performance de-termined in accordance with U.S. generally accepted accounting principles.

                                                                                   Four Months
                                                                                      Ended
                                    For the year ended December 31,                 April 30,
                          -------------------------------------------------------  -----------
                                         (dollars in millions)
                                                 AMF Bowling, Inc.
                          Predecessor -------------------------------------------  Predecessor
                            Company   Pro Forma                                      Company
                             1995      1996(a)  1996(b)   1997    1998     1999      1996(c)
                          ----------- --------- -------  ------  -------  -------  -----------
Income Statement Data:
Operating revenue(d)....    $564.9     $548.9   $384.8   $713.7  $ 736.4  $ 732.7    $164.9
                            ------     ------   ------   ------  -------  -------    ------
Cost of goods sold......     184.1      173.6    130.5    212.6    202.2    177.2      43.1
Bowling center operating
 expenses(d)............     166.5      178.8    123.7    251.2    338.2    373.4      80.2
Selling general and
 administrative
 expenses...............      50.8       51.0     35.1     64.5     65.8     79.4      35.5
Restructuring and asset
 impairment charges.....       --         --       --       --       --      16.6       --
Depreciation and
 amortization...........      39.1       73.5     49.4    102.5    120.6    133.6      15.1
                            ------     ------   ------   ------  -------  -------    ------
Operating income
 (loss).................     124.4       72.0     46.1     82.9      9.6    (47.5)     (9.0)
Interest expense,
 gross..................      15.7      106.2     78.0    118.4    114.7    128.3       4.5
Other income (expense),
 net....................       0.2        3.8      3.9     (8.1)    (5.3)    (4.0)     (0.1)
                            ------     ------   ------   ------  -------  -------    ------
Net income (loss) before
 income taxes...........     108.9      (30.4)   (28.0)   (43.6)  (110.4)  (179.8)    (13.6)
Provision (benefit) for
 income taxes...........      12.1       (8.9)    (8.5)   (12.8)     7.3     27.7      (1.7)
                            ------     ------   ------   ------  -------  -------    ------
Net income (loss) before
 equity in loss of joint
 ventures and
 extraordinary items....      96.8      (21.5)   (19.5)   (30.8)  (117.7)  (207.5)    (11.9)
Equity in loss of joint
 ventures, net of tax...       --         --       --      (1.4)    (8.2)   (18.6)      --
                            ------     ------   ------   ------  -------  -------    ------
Net income (loss) before
 extraordinary items....      96.8      (21.5)   (19.5)   (32.2)  (125.9)  (226.1)    (11.9)
Extraordinary items, net
 of tax.................       --         --       --     (23.4)     --      63.9       --
                            ------     ------   ------   ------  -------  -------    ------
Net income (loss).......    $ 96.8     $(21.5)  $(19.5)  $(55.6) $(125.9) $(162.2)   $(11.9)
                            ======     ======   ======   ======  =======  =======    ======
Net loss per share
 before extraordinary
 items..................               $(0.55)  $(0.49)  $(0.71) $ (2.11) $ (3.23)
Per share effect of
 extraordinary items....                  --       --     (0.52)     --      0.91
                                       ------   ------   ------  -------  -------
Net loss per share......               $(0.55)  $(0.49)  $(1.23) $ (2.11) $ (2.32)
                                       ======   ======   ======  =======  =======
Selected Data:
Recurring EBITDA(e).....    $163.5     $145.5   $ 95.5   $185.4  $ 130.2  $ 129.2    $  6.1
Recurring EBITDA
 margin.................      28.9%      26.5%    24.8%    26.0%    17.7%    17.6%      3.7%

                                         For the year ended December 31,
                                 -----------------------------------------------
                                              (dollars in millions)
                                 Predecessor          AMF Bowling, Inc.
                                   Company   -----------------------------------
                                    1995       1996     1997     1998     1999
                                 ----------- -------- -------- -------- --------
Balance Sheet Data:
Working capital(f)..............   $ 29.2    $    7.8 $   43.9 $   70.6 $   22.5
Goodwill........................      --        771.1    772.3    772.7    765.1
Total assets....................    400.4     1,594.0  1,832.1  1,980.8  1,826.9
Total debt......................    167.4     1,091.3  1,060.6  1,344.0  1,221.2
Stockholders' equity............    161.5       408.8    654.0    529.6    489.9
Total capital...................    328.9     1,500.1  1,714.6  1,873.6  1,711.1

--------
(a) Represents results of operations for the year ended December 31, 1996 as if the Acquisition had occurred on January 1, 1996. AMF Bowling's unaudited pro forma statement of income for the year ended December 31, 1996 is based on the Predecessor Company's statement of operations for the four-month period ending April 30, 1996, AMF Bowling's statement of operations for the period ended December 31, 1996, and the following adjustments giving effect to the Acquisition under the purchase method of accounting:
  (i) To reflect the impact of AMF Group Holdings not acquiring in the Acqui-sition the operations of one bowling center in Switzerland and one bowling center in Spain.
  (ii) To eliminate a one-time charge of $44.0 million for special bonuses and payments made by the Prior Owners in April 1996.
  (iii) To reflect the increase in depreciation and amortization expense re-sulting from the allocation of the purchase price to fixed assets and goodwill and a change in the method of depreciation of fixed assets. The Predecessor Company principally used the doubled declining bal-ance method. The amount of the pro forma adjustment for depreciation was determined using the straight-line method over the estimated lives of the assets acquired. Goodwill is being amortized over 40 years.
  (iv) To reflect the incremental interest expense associated with the issu-ance of debt which partially funded the Acquisition.
  (v) To give effect to the change in status of the U.S. and international subsidiaries of AMF Bowling from S corporations to taxable corporations under the U.S. federal tax laws upon consummation of the Acquisition.
(b) For the period from the inception date of January 12, 1996 through Decem-ber 31, 1996, which includes the results of operations of the acquired business from May 1, 1996 through December 31, 1996.
(c) Represents results of operations from January 1, 1996 through April 30,
    1996.
(d) Certain amounts have been reclassified to conform with current year pre-sentation.
(e) In 1999, recurring EBITDA represents EBITDA before restructuring charges, asset impairment charges and Special Charges of approximately $8.5 mil-lion, $8.1 million and $26.5 million, respectively. See "Note 9. Restruc-turing Charges, Asset Impairment Charges and Special Charges" in the Notes to Consolidated Financial Statements.
(f) Predecessor Company amounts reflect elimination of affiliate receivables and payables.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Certain matters discussed in this report contain forward-looking state-ments, which are statements other than historical information or statements of current condition. Statements set forth in this report or statements incorpo-rated by reference from documents filed with the Commission are or may be for-ward-looking statements, including possible or assumed future results of the operations of the Company, including but not limited to any statements con-tained in this report concerning: (i) the expected success of the Company's plans to improve its bowling centers operations, including revenue enhancement and cost management programs, (ii) the ability of the Company's management to execute its strategies, (iii) the ability to resume the Company's bowling cen-ter acquisition program, (iv) the expected success of changes initiated in the Company's bowling products business, (v) the Company's expectations concerning the Asia Pacific region and the joint distribution and related arrangements with Zhonglu, (vi) the expected success of the Company's employee incentive efforts, (vii) the outcome of existing or potential litigation, (viii) the timing or amount of any changes in the interest expense of the Company's in-debtedness, (ix) the Company's ability to generate cash flow to service its indebtedness and meet its debt payment obligations, (x) the amounts of capital expenditures needed to maintain or improve the Company's bowling centers, (xi) any statements preceded by, followed by or including the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions and (xii) other statements contained in this report re-garding matters that are not historical facts.

   These forward-looking statements relate to the plans and objectives of the Company or future operations. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be regarded as a representation by AMF Bowling that the ob-jectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including: (i) the Company's ability, and the ability of its management team, to carry out the Company's long-term business strategies, including resuming the pace of the Company's acquisition program, (ii) the Company's ability to integrate acquired operations into its business, (iii) the Company's ability to identify and develop new bowling markets to assist in the growth of such markets, (iv) the continuation of adverse financial results and substantial competition in the Company's bowling products business, (v) the Company's ability to retain and attract experienced bowling center manage-ment, (vi) the Company's ability to successfully implement initiatives de-signed to improve customer traffic in its bowling centers, (vii) the continua-tion or worsening of economic difficulties in overseas markets, including the Asia Pacific region, (viii) the risk of adverse political acts or developments in the Company's existing and proposed international markets, (ix) the fluctu-ations in foreign currency exchange rates affecting the Company's translation of operating results, (x) continued or increased competition, (xi) the popu-larity of bowling, (xii) the decline in general economic conditions, (xiii) adverse judgments in pending or future litigation, (xiv) the Company's ability to effectively implement the joint distribution and related arrangements with Zhonglu, (xv) changes in interest and exchange rates and (xvi) the Company's ability to refinance existing indebtedness as it comes due at commercially reasonable terms or at all.

   The foregoing review of important factors should not be construed as ex-haustive and should be read in conjunction with other cautionary statements that are included elsewhere in this report. AMF Bowling undertakes no obliga-tion to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Background

   This discussion should be read in conjunction with the information con-tained under "Item 6. Selected Financial Data" and in AMF Bowling's Consoli-dated Financial Statements included elsewhere herein.

   To facilitate a meaningful comparison, in addition to discussing the con-solidated results of the Company's operations, certain portions of this Man-agement's Discussion and Analysis of Financial Condition and Results of Opera-tions discuss results of Bowling Centers and Bowling Products separately.

   The results of operations of Bowling Centers, Bowling Products and the con-solidated group of companies are set forth below. The business segment results presented below are before intersegment eliminations since the Company's man-agement believes that this provides a more accurate comparison of performance by segment from year to year. The intersegment eliminations are not material. Interest expense is presented on a gross basis.

Performance by Business Segment

 Bowling Centers

   The Bowling Centers results shown below reflect both U.S. and international Bowling Centers operations. To facilitate a meaningful comparison, the con-stant center results discussed below reflect the results of 440 centers that had been in operation one full fiscal year as of December 31, 1998. The dis-cussion of new center results reflect the results of 84 centers that were ei-ther purchased since January 1, 1998 or had been in operation less than one full fiscal year as of December 31, 1998. Bowling Centers derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources, such as shoe rental, amusement games, billiards and pro shops. In 1999, bowling, food and beverage and other revenue represented 58.4%, 27.3% and 14.3% of total Bowling Centers revenue, respectively. In 1998, bowling, food and beverage and other revenue represented 58.8%, 27.2% and 14.0% of total Bowling Centers revenue, respectively.

   To facilitate a meaningful comparison, the results of Bowling Centers for 1999, have been restated to exclude restructuring charges, asset impairment charges and Special Charges (as defined in "--Consolidated--Restructuring Charges, Asset Impairment Charges and Special Charges") as shown in the table below. The discussion below gives effect to this restatement. See "Note 9. Re-structuring Charges, Asset Impairment Charges and Special Charges" in the Notes to Consolidated Financial Statements and "--Consolidated--Restructuring Charges, Asset Impairment Charges and Special Charges" for additional informa-tion on these charges.

                                      For the year ended December 31,
                              -------------------------------------------------
                                1997    1998(a)               1999
                              --------  --------  -----------------------------
                                 As        As        As                   As
                              Reported  Reported  Reported Adjustments Restated
                              --------  --------  -------- ----------- --------
                                           (dollars in millions)
Bowling Centers (before
 intersegment eliminations):
Operating revenue...........  $ 429.1   $ 539.2    $585.7     $ --     $ 585.7
                              -------   -------    ------     -----    -------
Cost of goods sold..........     39.9      54.5      61.1      (0.9)      60.2
Bowling center operating
 expenses...................    252.5     341.0     374.5       --       374.5
Selling, general and
 administrative expenses....      6.3       5.8      12.8      (5.7)       7.1
Restructuring and asset
 impairment charges.........      --        --        8.3      (8.3)       --
Depreciation and
 amortization...............     82.8      97.4     109.4       --       109.4
                              -------   -------    ------     -----    -------
Operating income............  $  47.6   $  40.5    $ 19.6     $14.9    $  34.5
                              =======   =======    ======     =====    =======
Selected Data:
Recurring EBITDA............  $ 130.4   $ 137.9                        $ 143.9
Recurring EBITDA margin.....     30.4%     25.6%                          24.6%
Number of centers, end of
 period.....................      470       545                            539
Number of lanes, end of
 period.....................   16,315    18,858                         18,654

--------
(a) Contains reclassifications to conform to current year presentation.

   1999 Compared to 1998. Bowling Centers operating revenue increased $46.5 million, or 8.6%. An increase of $40.9 million was attributable to new cen-ters, of which $31.6 million was from U.S. centers, and $9.3 million was from international centers. Constant centers operating revenue increased $10.6 mil-lion, or 2.3%. U.S. constant centers operating revenue increased $9.1 million, or 2.5%, primarily as a result of increases in open play revenue, and food and beverage and ancillary revenue associated with open play traffic. International constant centers operating revenue increased $1.5 million, or 1.6%. The increase in new and constant centers operating revenue was partially offset by a decrease in operating revenue of $5.0 million which was primarily attributable to the closing of five U.S. centers and the sale of two international centers in 1999.

   Cost of goods sold increased $5.7 million, or 10.5%. An increase of $4.7 million was attributable to new centers, of which $3.8 million was from U.S. centers, and $0.9 million was from international centers. Constant centers cost of goods sold increased $1.4 million, or 3.1%. U.S. constant centers cost of goods sold increased $1.3 million, or 3.7%, primarily as a result of costs associated with the increase in food and beverage and ancillary revenue dis-cussed above. International constant centers cost of goods sold increased $0.1 million, or 1.0%. The overall increase in cost of goods sold was partially offset by a decrease in cost of goods sold of $0.4 million associated with those centers that were closed or sold in 1999.

   Operating expenses increased $33.5 million, or 9.8%. An increase of $24.7 million was attributable to new centers and an increase of $13.7 million was attributable to constant centers. A decrease of $0.4 million was attributable to lower regional and district operating expenses and a decrease of $4.5 mil-lion was attributable to those centers that were closed or sold in 1999. As a percentage of its revenue, Bowling Centers operating expenses were 63.2% for 1998 compared with 63.8% for 1999.

   An increase of $1.3 million, or 22.4%, in selling, general and administra-tive expenses was primarily attributable to an increase in costs associated with growth experienced in Australia and Europe as a result of acquisitions made in prior years. As a percentage of its revenue, Bowling Centers selling, general and administrative expenses were 1.1% for 1998 compared with 1.2% for 1999.

   Recurring EBITDA increased $6.0 million, or 4.4%. Increases of $11.5 mil-lion from new centers and $0.4 million from lower regional and district oper-ating expenses were partially offset by decreases of $5.8 million, or 4.4%, from constant centers and $0.1 million from those centers that were closed or sold in 1999. Recurring EBITDA margin in 1999 was 24.6% compared to 25.6% in 1998. The lower EBITDA margin in 1999 was attributable to AMF's operating initiatives to improve customer traffic.

   1998 Compared to 1997. Bowling Centers operating revenue increased $110.1 million, or 25.7%. An increase of $131.9 million was attributable to new cen-ters, of which $111.3 million was from U.S. centers, and $20.6 million was from international centers. U.S. constant centers operating revenue decreased $9.2 million, or 3.7%, primarily as a result of lower lineage, integrating newly acquired centers, nationally branded chain development activities, rec-ord-setting hot weather which adversely affected customer visits in the summer months and the later start of league play in 1998. International constant cen-ters operating revenue decreased $7.8 million, or 8.4%, primarily due to unfa-vorable currency translation of results. On a constant exchange rate basis, international operating revenue would have increased $1.7 million, or 1.8%. A decrease in operating revenue of $4.8 million was primarily attributable to the closing of nine U.S. centers in 1998.

   Cost of goods sold increased $14.6 million, or 36.6%, primarily as a result of the net increase in the number of centers.

   Operating expenses increased $88.5 million, or 35.0%, of which approxi-mately $88.7 million was attributable to new centers, including $77.4 million attributable to U.S. centers and $11.3 million attributable to international centers. As a percentage of its revenue, Bowling Centers operating expenses were 58.8% for 1997 compared with 63.2% for 1998, primarily as a result of na-tionally branded chain development activities.

   A decrease of $0.5 million, or 7.9%, in selling, general and administrative expenses was primarily attributable to expense management. As a percent of its revenue, Bowling Centers selling, general and administrative expenses were 1.5% for 1997 compared with 1.1% for 1998.

   An increase of $7.5 million, or 5.6%, in EBITDA was attributable to new centers. EBITDA margin in 1998 was 25.6% compared to 30.4% in 1997 primarily as a result of nationally branded chain development activities.

 Bowling Products

   The results shown in the following table reflect Bowling Products opera-tions. To facilitate a meaningful comparison, the results of Bowling Products for 1999 have been restated to exclude the restructuring charges and Special Charges as shown in the table. The following discussion gives effect to this restatement. See "Note 9. Restructuring Charges, Asset Impairment Charges and Special Charges" in the Notes to Consolidated Financial Statements and "--Con-solidated--Restructuring Charges, Asset Impairment Charges and Special Charges" for additional information on these charges.

                                       For the year ended December 31,
                               -----------------------------------------------
                                 1997     1998               1999
                               -------- -------- -----------------------------
                                  As       As       As                   As
                               Reported Reported Reported Adjustments Restated
                               -------- -------- -------- ----------- --------
                                            (dollars in millions)
Bowling Products (before
 intersegment eliminations):
Operating revenue.............  $299.3   $212.5   $169.3    $  --      $169.3
Cost of goods sold............   185.7    159.6    137.0      (8.9)     128.1
                                ------   ------   ------    ------     ------
Gross profit..................   113.6     52.9     32.3       8.9       41.2
Selling, general and
 administrative expenses......    42.8     42.2     44.0     (10.8)      33.2
Restructuring and asset
 impairment charges...........     --       --       8.2      (8.2)       --
Depreciation and
 amortization.................    19.8     22.5     23.6       --        23.6
                                ------   ------   ------    ------     ------
Operating income (loss).......  $ 51.0   $(11.8)  $(43.5)   $ 27.9     $(15.6)
                                ======   ======   ======    ======     ======
Selected Data:
Gross profit margin...........    38.0%    24.9%                         24.3%
Recurring EBITDA..............  $ 70.8   $ 10.7                        $  8.0
Recurring EBITDA margin.......    23.7%     5.0%                          4.7%
New Center Packages sold......   4,576    2,466                         1,343

   1999 Compared to 1998. Bowling Products operating revenue decreased $43.2 million, or 20.3%, due to a decrease of $37.9 million, or 41.9%, in NCP reve-nue, and a decrease of $5.3 million, or 4.3%, in Modernization and Consumer Products revenue. Economic difficulties in certain Asia Pacific markets and increased competition in general continue to adversely impact results. During 1999, Bowling Products recorded NCP shipments of 1,343 units compared to ship-ments of 2,466 units for 1998. Although lower compared with 1,303 unit ship-ments for the last half of 1998, NCP shipments of 921 units for the second half of 1999 exceeded NCP shipments of 422 units for the first half of 1999. The decrease in Modernization and Consumer Products revenue is primarily due to decreased sales to Asia Pacific customers because of adverse economic con-ditions and lower U.S. sales of modernization equipment. See "--Seasonality and Market Development Cycles" and "Business--International Operations."

   Gross profit decreased by $11.7 million, or 22.1%. Gross profit margin was 24.9% in 1998 and 24.3% in 1999. Gross profit and gross profit margin declines were primarily a result of lower levels of NCP shipments, lower pricing and unabsorbed fixed overhead resulting from low production levels. See "--Inter-national Operations."

   Bowling Products selling, general and administrative expenses decreased by $9.0 million, or 21.3%, primarily as a result of an ongoing cost reduction program in which the Bowling Products organization has been streamlined in or-der to reduce expenses. Such cost reduction has served to partially offset the impact of lower sales volume and unit pricing on EBITDA.

   Bowling Products recurring EBITDA decreased $2.7 million, or 25.2%, and re-curring EBITDA margin decreased from 5.0% in 1998, to 4.7% in 1999 as a result of the lower revenue and gross profit which exceeded the effect of cost reduc-tions.

   1998 Compared to 1997. Bowling Products operating revenue decreased $86.8 million, or 29.0%, due to a decrease of $74.6 million, or 45.2%, in NCP reve-nue, and a decrease of $12.2 million, or 9.1%, in Modernization and Consumer Products revenue. Operating results were adversely impacted by the economic difficulties in Asia Pacific and other regions, which reduced the level of shipments for NCPs and Modernization and Consumer Products sales. The strong U.S. dollar also unfavorably affected pricing and financial statement transla-tion. During 1998, Bowling Products recorded NCP shipments of 2,466 units com-pared to shipments of 4,576 units for 1997. The decrease in Modernization and Consumer Products revenue was primarily due to decreased sales to Asia Pacific customers because of adverse economic conditions and decreased Modernization and Consumer Products sales to U.S. customers due to delayed product introduc-tions in 1998. Additionally, Zhonglu gained new market share in China. See "-- Seasonality and Market Development Cycles" and "Business--International Opera-tions."

   Gross profit decreased by $60.7 million, or 53.4%. Gross profit margin was 38.0% in 1997 and 24.9% in 1998. Gross profit and gross profit margin declines were primarily a result of lower levels of NCP shipments, the strong U.S. dol-lar and competitive pricing as discussed above, lower margins on the 1998 Mod-ernization and Consumer Products product mix and unabsorbed fixed overhead re-sulting from low production levels. See "--International Operations."

   Bowling Products selling, general and administrative expenses decreased by $0.6 million, or 1.4%, primarily as a result of a profit improvement plan. The Bowling Products organization was streamlined as part of a cost reduction pro-gram in order to further reduce manufacturing, selling, general and adminis-trative expenses to offset the impact of lower sales volume on EBITDA. Savings from the cost reduction programs were partially offset by the increased in-vestment in the first half of 1998 in certain international markets with long-term potential.

   Bowling Products EBITDA decreased $60.1 million, or 84.9%, and EBITDA mar-gin decreased from 23.7% in 1997, to 5.0% in 1998 as a result of the lower revenue and gross profit partially offset by decreased selling, general and administrative expenses discussed above.

Consolidated Items

 Restructuring Charges, Asset Impairment Charges and Special Charges

   In 1999, the Company recorded restructuring charges of approximately $8.5 million that were related primarily to a plan to reorganize and downsize the Bowling Products business in response to market weakness in the Asia Pacific region and increased competition which has negatively and materially impacted NCP sales and profitability. The restructuring plan was developed in conjunc-tion with a strategic business assessment performed by Bain & Co. and was de-signed to reduce the overall volatility of the Bowling Products business. The restructuring charges relate primarily to employee termination benefits, asset write-offs and contract cancellations.

   In 1999, the Company recorded asset impairment charges of $8.1 million rep-resenting the difference between fair market value and carrying value of im-paired assets. The asset impairment charges relate to under-performing bowling center locations that under an approved plan will be closed in the first half of 2000. Fair market value is generally determined based on the average sales proceeds from previous sales of AMF bowling center locations.

   The strategic assessment by Bain & Co. discussed above led to programs de-signed to improve product line profitability and quality in the Company. This assessment was a catalyst to the Company's recording certain charges. These charges, along with additional reserves (collectively, the "Special Charges") recorded by the Company totaled $26.5 million. The Special Charges are non-cash, relate primarily to receivables and inventory write-offs and are in-cluded within selling, general and administrative expenses and cost of goods sold.

   See "Note 9. Restructuring Charges, Asset Impairment Charges and Special Charges" in the Notes to Consolidated Financial Statements for additional dis-cussion of these charges.

 Depreciation and Amortization

   For 1999, depreciation and amortization increased by $13.0 million, or 10.8%, over 1998. The increase was primarily attributable to incremental de-preciation expense as a result of capital expenditures.

   For 1998, depreciation and amortization increased by $18.1 million, or 17.7%, over 1997, primarily attributable to depreciation of property and equipment of centers acquired during 1998 and incremental depreciation expense as a result of capital expenditures.

 Interest Expense

   Gross interest expense increased by $13.6 million, or 11.9%, in 1999 com-pared with 1998. Interest incurred on bank debt increased as the impact of higher average borrowing rates more than offset the effect of a decrease in certain average amounts outstanding. Interest incurred on AMF's outstanding zero coupon convertible debentures due 2018 (the "Debentures") was higher in the first half of 1999 and lower in the second half of 1999, compared with the same periods in 1998, as a result of AMF's purchase on July 28, 1999 of 45.7% of the outstanding principal amount at maturity of Debentures in a tender of-fer in connection with the Company's recapitalization plan. See "Note 8. Long-Term Debt and Recapitalization Plan" in the Notes to Consolidated Financial Statements, "--Liquidity" and "--Capital Resources" for further discussion of the bank debt and the Debentures. Cash interest paid by the company for 1999 totaled $81.8 million, while non-cash bond interest amortization totaled $43.9 million.

   Gross interest expense decreased by $3.7 million, or 3.1%, in 1998 compared with 1997. Interest savings associated with the reduction of bank debt and the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes with proceeds of AMF Bowling's Initial Public Offering were partially offset by interest incurred on increased levels of bank debt as a result of center acquisitions and the issuance of the Debentures by AMF Bowling on May 12, 1998. See "--Liquidity" and "--Capital Resources" for further discussion of the bank debt and the Debentures. Cash interest paid by the Company for 1998 totaled $76.5 million, while non-cash bond interest amortization totaled $36.7 million.

 Extraordinary Items

   1999

   As part of a recapitalization plan, AMF Bowling completed on July 28, 1999 an offering of rights to purchase shares of Common Stock and a tender offer for a portion of its outstanding principal amount at maturity of Debentures at a discount to carrying value. In the rights offering, AMF Bowling raised $120.0 million of gross proceeds in equity capital and issued 24.0 million ad-ditional shares of Common Stock at the subscription price of $5.00 per share. AMF Bowling purchased $514,286,000 in aggregate principal amount at maturity of the Debentures in the tender offer at a price of $140 per $1,000 principal amount at maturity. The Company used approximately $72.0 million of the pro-ceeds from the rights offering to fund the purchase of the Debentures and re-corded an extraordinary gain of approximately $63.9 million representing the difference between the accreted value of the Debentures purchased and the pur-chase price therefor net of expenses incurred. See "Note 8. Long-Term Debt and Recapitalization Plan" in the Notes to Consolidated Financial Statements.

   1997

   The Company incurred after-tax extraordinary charges totaling $23.4 million in the fourth quarter of 1997 as a result of entering into its Third Amended and Restated Credit Agreement with its lenders, the premium paid to redeem a portion of the Subsidiary Senior Subordinated Discount Notes with the proceeds of the Initial Public Offering and the write-off of the portion of deferred financing costs attributable to the Subsidiary Senior Subordinated Discount Notes redeemed. See "Note 8. Long-Term Debt and Recapitalization Plan" in the Notes to Consolidated Financial Statements and "Item 8. Financial Statements and Supplementary Data--Selected Quarterly Data" included elsewhere herein.

 Net Loss

   Net loss in 1999 totaled $162.2 million, compared with a net loss of $125.9 million in 1998. The increased loss of $36.3 million was primarily a result of restructuring charges, asset impairment charges and Special Charges of $8.5 million, $8.1 million and $26.5 million, respectively, an increase in the tax provision of $20.4 million reflecting an increase in the reserve for net tax benefits, the increase in depreciation expense of $13.0 million and the in-crease in interest expense of $13.6 million partially offset by the extraordi-nary gain of $63.9 million recorded in the third quarter of 1999 as described above. The Company recorded $18.6 million in equity in loss of joint ventures in 1999, compared with equity in loss of joint ventures of $8.2 million in 1998. The increase was primarily attributable to the acceleration of the amor-tization schedule for the excess of the Company's investment over its equity in its Brazilian joint venture's net assets.

   Net loss in 1998 was $125.9 million compared to a net loss of $55.6 million in 1997. The increase in net loss of $70.3 million was primarily a result of decreases in Bowling Products revenue and EBITDA discussed above and the in-crease in depreciation expense. Additionally, the Company recorded $8.2 mil-lion in equity in loss of joint ventures in 1998 compared to a loss of $1.4 million in 1997. The Company accounts for its investments in its Hong Leong joint venture and Playcenter joint venture by the equity method. See "Note 16. Joint Ventures" in the Notes to Consolidated Financial Statements. The Company recorded a tax provision of $7.3 million in 1998 compared to a tax benefit of $12.8 million in 1997. The Company recorded extraordinary charges totaling $23.4 million in the fourth quarter of 1997 as described in "--Extraordinary Items."

 Income Taxes

   As of December 31, 1999, the Company had net operating losses of approxi-mately $263.6 million and foreign tax credits of $11.5 million that will carry over to future years to offset U.S. taxes. The foreign tax credits will begin to expire in the year 2001 and the net operating losses will begin to expire in the year 2011. The Company has recorded a valuation reserve as of December 31, 1999 for $113.0 million related to net operating losses, foreign tax cred-its and other deferred tax assets that the Company may not utilize prior to their expirations. The tax provision recorded for 1999 reflects an increase in the valuation allowance and certain international taxes.

 Liquidity

   1999 Compared to 1998. The Company's primary source of liquidity is cash provided by operations and credit facilities as described below. Working capi-tal on December 31, 1999 was $22.5 million compared with $70.6 million as of December 31, 1998, a decrease of $48.1 million. A decrease in working capital was primarily attributable to a decrease of $11.2 million in inventory bal-ances primarily due to lower sales levels and Special Charges, a decrease of $19.2 million in accounts receivable primarily as a result of decreased sales in 1999 compared to 1998, a decrease of $9.1 million in deferred taxes and other current assets, an increase of $11.3 million in accounts payable and ac-crued expenses and an increase of $1.9 million in the current portion of long-term debt. The decrease in working capital was partially offset by an increase in working capital attributable to an increase of $2.7 million in cash and a decrease of $1.9 million in income taxes payable.

   Net cash flows provided by operating activities were $32.7 million for 1999 compared to net cash flows provided of $1.5 million for 1998, an increase of $31.2 million. A decrease of $36.3 million was attributable to the net loss of $162.2 million recorded in 1999 compared to a net loss of $125.9 million in 1998; a decrease of $63.9 million was caused by extraordinary items associated with the redemption of the Debentures; a decrease of $6.4 million was associ-ated with loss on the sale of property and equipment, net and a net decrease of $2.0 million was attributable to changes in other operating activities. These decreases were offset by an increase of $20.7 million attributable to a decrease in the level of deferred tax assets, an increase of $21.6 million at-tributable to lower levels of accounts receivable, an increase of $12.9 mil-lion in depreciation and amortization, loss on impairment of assets of $8.1 million attributable to the closure of certain bowling centers, an increase of $18.0 million attributable to lower inventory balances resulting from lower Bowling Products sales volumes in

1999, increased bond amortization of $7.2 million, an increase of $19.8 mil-lion caused by increased levels of accounts payable and accrued expenses, an increase of $21.1 million attributable to a decrease in other assets primarily related to decreases in deposits and other assets and an increase in the eq-uity in loss of joint ventures of $10.4 million.

   Net cash flows used in investing activities were $51.5 million for 1999 compared to net cash flows used of $242.0 million for 1998, an increase of $190.5 million. Bowling Center acquisition spending decreased by $172.1 mil-lion and purchases of property and equipment decreased by $14.6 million in 1999 compared with 1998. In 1999, the Company purchased one center compared with 83 centers in 1998. There were no investments in or advances to joint ventures in 1999 compared with $5.6 million in 1998. Proceeds from the sale of property and equipment decreased $1.8 million in 1999 compared with 1998. See "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements and "--Capital Expenditures" for additional discussion of these investing activi-ties.

   Net cash provided by financing activities was $20.9 million for 1999 com-pared to the net cash provided of $234.9 million for 1998, a decrease of $214.0 million. Proceeds from long-term debt decreased $456.5 million. The is-suance of Debentures on May 12, 1998 resulted in gross proceeds of $284.1 mil-lion less deferred financing costs of $11.1 million. Borrowings under the Credit Agreement decreased $183.5 million as a result of the curtailment of the pace of acquisitions. Payments on long-term debt decreased $123.6 million. In 1998, $249.6 million of the proceeds of the Debentures were used to pay down the revolving credit facility (the "Bank Facility") under the Credit Agreement, and in 1999, $72.0 million of proceeds of the rights offering were used to fund the purchase of the Debentures. In accordance with the terms of the Credit Agreement, scheduled principal payments in 1999 were $5.0 million higher than payments made in 1998. Additionally, in 1999, $74.0 million was paid against amounts outstanding under the Bank Facility. In 1999, $118.7 mil-lion was provided from net proceeds from Common Stock in connection with the rights offering. See "Note 8. Long-Term Debt and Recapitalization Plan", and "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements and "--Capital Resources."

   As a result of the aforementioned, cash increased by $2.7 million in 1999 compared to a decrease of $2.8 million in 1998.

   1998 Compared to 1997. Net cash flows provided by operating activities were $1.5 million for 1998 compared to net cash flows provided of $47.7 million for 1997, a decrease of $46.2 million. A decrease of $70.3 million was attribut-able to the net loss of $125.9 million recorded in the year ended December 31, 1998 compared to a net loss of $55.6 million in the same period of 1997; a de-crease of $27.3 million was caused by decreased levels of accounts payable and accrued expenses; a decrease of $6.9 million was attributable to the increase in other assets primarily due to increases in deposits and other assets. These decreases were offset by an increase of $20.0 million attributable to a de-crease in the level of deferred taxes; an increase of $16.0 million attribut-able to lower levels of accounts receivable, an increase of $18.2 million in depreciation and amortization, loss on the sale of property and equipment, net of $4.5 million attributable to the closure of nine bowling centers and the sale of the Company's Swiss bowling center in 1998, an increase of $9.9 mil-lion attributable to lower inventory balances resulting from lower Bowling Products sales volumes in 1998; and increased bond amortization of $3.1 mil-lion as lower levels of bond amortization resulting from the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes in connection with AMF Bowling's Initial Public Offering were offset by bond amortization attributable to the Debentures; a net increase of $3.2 million attributable to changes in other operating activities and an increase in the equity in loss of joint ventures of $6.8 million. Extraordinary items associated with the re-demption of debt in 1997 with proceeds from the Initial Public Offering to-taled $23.4 million.

   Net cash flows used in investing activities were $242.0 million for 1998 compared to net cash flows used of $288.6 million for 1997, a decrease of $46.6 million. Bowling Center acquisition spending decreased by

$41.2 million and purchases of property and equipment increased by $9.9 mil-lion in 1998, compared to 1997. In 1998, the Company purchased 83 centers com-pared to 122 centers in 1997. Investments in and advances to joint ventures totaled $5.6 million in 1998 compared to investments in or advances to joint ventures of $21.3 million in 1997. Other cash flows provided from investing activities decreased $0.4 million. See "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements and "--Capital Expenditures" for additional discussion of these investing activities.

   Net cash provided by financing activities was $234.9 million for 1998 com-pared to the net cash provided of $235.7 million for 1997, a decrease of $0.8 million. Proceeds from long-term debt increased $297.1 million primarily as a result of the issuance of the Debentures on May 12, 1998 for gross proceeds of approximately $284.1 million less deferred financing costs of $11.1 million. In addition, borrowings under the Credit Agreement increased $24.1 million primarily as a result of funding center acquisitions and working capital. Pay-ments on long-term debt were lower by $2.7 million in 1998 compared with 1997. Of the net proceeds of the sale of the Debentures, $249.6 million was used to repay senior bank indebtedness under the Credit Agreement. In 1997, $279.1 million was provided from net proceeds of the Initial Public Offering, $36.6 million was provided from additional capital contributions used in part to fund acquisitions and for other corporate purposes, $14.6 million was used to pay the premium associated with the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes with proceeds from the Initial Public Of-fering and $0.5 million was used for the repurchase of Common Stock. See "Note
8. Long-Term Debt and Recapitalization Plan" and "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements and "--Capital Resources."

   As a result of the aforementioned, cash decreased by $2.8 million in 1998 compared to a decrease of $7.8 million in 1997.

Capital Resources

   The Company's total indebtedness is primarily a result of the financing of the Acquisition and the Company's bowling center acquisition program. At De-cember 31, 1999, the Company's debt structure consisted of $558.5 million of senior debt, $250.0 million of Subsidiary Senior Subordinated Notes, $240.1 million of Subsidiary Senior Subordinated Discount Notes, and $172.6 million of Debentures. The Company's senior debt consisted of $386.5 million of term loans, $170.0 million of revolving credit advances under the Bank Facility and $2.0 million represented by one mortgage note.

   The Company has the ability to borrow for general corporate purposes and, to a limited extent, for acquisitions pursuant to the $355.0 million Bank Facility, subject to certain conditions. At December 31, 1999, $170.0 million was outstanding and $185.0 million was available for borrowing under the Bank Facility subject to certain limitations regarding acquisitions and capital expenditures. Between December 31, 1999 and February 29, 2000 there were no additional borrowings and $2.0 million in payments resulting in a balance outstanding, as of February 29, 2000, of $168.0 million under the Bank Facility.

   In connection with the Company's recapitalization plan, the lenders under the Credit Agreement amended the terms of the Credit Agreement, as of June 14, 1999, to provide the Company with (i) the ability to increase the pace of its bowling center acquisition program, (ii) greater financial flexibility under the covenants contained in the Credit Agreement and (iii) certain other modifications. See "Note 8. Long-Term Debt and Recapitalization Plan" in the Notes to Consolidated Financial Statements. Bowling Worldwide is in compliance with the amended covenants as of December 31, 1999. In this connection, AMF Bowling made contributions of $1.0 million and $2.0 million as equity to Bowling Worldwide in November 1999 and March 2000 to meet EBITDA requirements under its financial covenant tests as of September 30, 1999 and December 31, 1999, respectively. The Credit Agreement permits AMF Bowling to make additional equity contributions through 2001. Management believes that Bowling Worldwide will be in compliance with the amended covenants during 2000, including the effect of the aforementioned equity contributions, but any downturn in the current performance of Bowling Worldwide could result in non-compliance with these financial covenants. Failure by Bowling

Worldwide to comply with its Credit Agreement covenants could result in an event of default which, if not cured or waived, will have a material adverse effect on the Company.

   During 1999, the Company funded its cash needs through the Bank Facility as well as cash flows from operations and cash balances. A substantial portion of the Company's available cash will be applied to service the outstanding in-debtedness. The Company incurred cash interest expense of $81.8 million in 1999, representing 63.3% of recurring EBITDA of $129.2 million for the year. The Company incurred cash interest expense of $76.5 million in 1998, repre-senting 58.8% of EBITDA of $130.2 million for the year. The Company incurred cash interest expenses of $83.0 million in 1997, representing 44.8% of EBITDA of $185.4 million for the year.

   The indentures governing the Subsidiary Notes and certain provisions of the Credit Agreement contain financial and operating covenants and significant re-strictions on the ability of the Company to pay dividends, incur indebtedness, make investments and take certain other corporate actions. As of December 31, 1999, the Company was in compliance with all of its covenants under these in-dentures. See "Note 8.--Long-Term Debt and Recapitalization Plan" in the Notes to Consolidated Financial Statements.

   The Company's ability to make scheduled payments of principal of, or to pay interest on, or to refinance its indebtedness depends on its future perfor-mance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, in-cluding the conditions of the debt and equity markets. Based upon the current level of performance, management believes that cash flow from operations, to-gether with available borrowings under the Credit Agreement and other sources of liquidity, will be adequate to meet the Company's requirements for working capital, capital expenditures, scheduled payments of principal of, and inter-est on, its senior debt, and interest on the Subsidiary Notes for the year 2000. In calendar year 2001, principal payment obligations under the facili-ties of the Credit Agreement increase significantly, cash interest becomes payable on the Subsidiary Senior Subordinated Discount Notes and the covenants under the Credit Agreement will be reset to their original levels. Based on current levels of performance, the Company anticipates that some form of refi-nancing will be required to meet the Company's financial requirements for cal-endar years 2001 and beyond. There can be no assurance, however, that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Com-pany to meet its payment obligations under its indebtedness, or make necessary capital expenditures, or that any refinancing would be available on commer-cially reasonable terms or at all.

Capital Expenditures

   The Company's capital expenditures were $52.1 million in 1999 compared with $66.6 million in 1998, a decrease of $14.5 million. Bowling Centers mainte-nance and modernization expenditures decreased $2.2 million. Bowling Products expenditures decreased $2.6 million. Company-wide information systems expendi-tures increased $3.0 million. Investments in Xtreme(TM) bowling equipment at various AMF bowling centers decreased by $0.1 million. Capital expenditures for new centers were $9.5 million higher in 1998 due to the construction of a Michael Jordan Golf Center in 1998 and a decrease in center acquisitions dur-ing 1999. In 1999, other expenditures decreased $3.1 million.

   The Company's capital expenditures were $66.6 million in 1998 compared with $56.7 million in 1997, an increase of $9.9 million. Bowling Centers capital expenditures increased $12.1 million, which was attributable to the higher number of the Company's centers as a result of the Company's acquisition pro-gram; Bowling Products capital expenditures decreased $0.2 million as a result of decreased expenditures on certain new products; expenditures on Company-wide information systems decreased $3.5 million and other expenditures in-creased $1.5 million.

   While the Company's intention is to continue consolidating the U.S. bowling center industry by acquiring additional bowling centers, the Company will evaluate acquisitions on a more selective basis and will consider acquisition targets which meet specific operating and valuation parameters. At the same time, management will continue its focus on improving financial performance of its current centers. As of February 29, 2000, the

Company had no commitment to build or acquire bowling centers. The Company has committed to build one Michael Jordan Golf Center in 2000.

   The Company has funded its capital expenditures from cash generated by op-erations and, with respect to the construction and acquisition of new centers, internally generated cash, the Bank Facility and issuances of Common Stock. See "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements, "--Liquidity" and "--Capital Resources."

   In connection with the Company's recapitalization plan, the lenders under the Credit Agreement amended the terms of the Credit Agreement, as of June 14, 1999, to provide the Company with (i) the ability to increase the pace of its bowling center acquisition program, (ii) greater financial flexibility under the covenants contained in the Credit Agreement and (iii) certain other modi-fications. See "Note 8. Long-Term Debt and Recapitalization Plan" in the Notes to Consolidated Financial Statements.

Seasonality and Market Development Cycles

   The U.S. bowling center operations are seasonal. The following table sets forth AMF's U.S. constant centers revenue for the four quarters of 1999:

                     Quarter Ending (dollars in millions)

                         March 31, 1999 June 30, 1999 September 30, 1999 December 31, 1999
                         -------------- ------------- ------------------ -----------------
Total Revenue...........     $117.1         $77.7           $76.9             $104.3
% of Total..............       31.1%         20.7%           20.5%              27.7%

   The financial performance of Bowling Centers operations is seasonal. Cash flows typically peak in the winter and reach their lows in the summer. While the geographic diversity of the Company's Bowling Centers operations has helped reduce this seasonality in the past, the increase in U.S. centers re-sulting from acquisitions has increased the seasonality of that business.

   Modernization and Consumer Products sales also display seasonality. The U.S. market, which is the largest market for Modernization and Consumer Prod-ucts, is driven by the beginning of league play in the fall of each year. While operators purchase consumer products throughout the year, they often place larger orders during the summer in preparation for the start of league play in the fall. Summer is also generally the peak period for installation of modernization equipment. Operators typically sign purchase orders for moderni-zation equipment during the first four months of the year after they receive winter league revenue indications. Equipment is then shipped and installed during the summer when leagues are generally less active. However, sales of some modernization equipment such as automatic scoring and synthetic lanes are less predictable and fluctuate from year to year because of the longer life cycle of these major products.

   Sales of NCPs can fluctuate dramatically as a result of economic fluctua-tions in international markets, as seen in the reduction of sales of NCPs to markets in the Asia Pacific region following economic difficulties in that re-gion.

International Operations

   The Company's international operations are subject to the usual risks in-herent in operating abroad, including, but not limited to, currency exchange rate fluctuations, economic and political fluctuations and destabilization, other disruption of markets, restrictive laws, tariffs and other actions by foreign governments (such as restrictions on transfer of funds, import and ex-port duties and quotas, foreign customs, tariffs and value added taxes and un-expected changes in regulatory environments), difficulty in obtaining distri-bution and support for products, the risk of nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax law changes.

   The Company has a history of operating in a number of international mar-kets, in some cases, for over 30 years. As in the case of other U.S.-based manufacturers with export sales, local currency devaluation increases the cost of the Company's bowling equipment in that market. As a result, a strengthen-ing U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods.

   The continuing economic difficulties in the Asia Pacific Region have had and will continue to have a material adverse impact on NCP sales. One of the reasons for the decline in NCP sales is the limited availability of financing for customers desiring to build new bowling centers, especially in the Asia Pacific region. In addition, Zhonglu became a significant competitor in China. On June 13, 1999, AMF Bowling Products signed three-year joint distribution agreements with Zhonglu. Under the terms of the agreements, Zhonglu became the exclusive distributor of AMF products and parts in China, and Bowling Products became the exclusive distributor of Zhonglu bowling products and parts outside China. These agreements are intended to improve Bowling Products' competitive position in both China and other developing markets. However, there is no as-surance that such an improvement will occur.

   NCP unit sales to China, Japan and other countries in the Asia Pacific re-gion represented 43.0% of total NCP unit sales in 1999 compared with 52.8% in 1998.

   China has strengthened its import restrictions by requiring the payment of full customs duties and value-added taxes on the importation of new and used capital goods. The Chinese government has also begun to prohibit importation of used capital equipment without permits. Permits for the importation of used bowling equipment are very difficult to obtain. Local Chinese companies, how-ever, are not subject to the same restrictions. For example, in addition to being the exclusive distributor of AMF products, Zhonglu produces locally and sells bowling equipment that is not subject to the customs duties or permit requirements that affect the Company's imported equipment. Zhonglu has experi-enced significant acceptance by local customers. These Chinese import restric-tions have had, and for the foreseeable future management believes will con-tinue to have, an adverse effect on the Bowling Products business.

   Foreign currency exchange rates can also affect the translation of operat-ing results from international bowling centers. Revenue and recurring EBITDA of international bowling centers represented 17.0% and 26.2% of consolidated revenue and recurring EBITDA, respectively, in 1999. Revenue and EBITDA of in-ternational bowling centers represented 15.7% and 24.3% of consolidated reve-nue and EBITDA, respectively, in 1998.

Recent NCP Sales

   NCP sales totaled $52.6 million in 1999, representing a decrease of 41.9% from 1998. NCP shipments were 1,343 units for 1999, representing a decrease of 45.5% from 1998, largely attributable to the economic difficulties in the Asia Pacific region and increased competition in general. See "--Seasonality and Market Development Cycles" and "--International Operations."

   NCP sales totaled $90.5 million in 1998, a decrease of 45.2% from 1997. NCP shipments were 2,466 units for 1998, representing a decrease of 46.1% compared with shipments of 4,576 units for 1997, and largely attributable to the eco-nomic difficulties in the Asia Pacific region. See "--Seasonality and Market Development Cycles" and "--International Operations."

Impact of Inflation

   The Company has historically offset the impact of inflation through price increases and expense reductions. Periods of high inflation could have a mate-rial adverse impact on the Company to the extent that increased borrowing costs for floating rate debt may not be offset by increases in cash flow. There was no significant impact on the Company's operations as a result of in-flation during 1999, 1998 and 1997.

Recent Accounting Pronouncements

   Effective for the quarter ended March 31, 2001, the Company is required to adopt Statement of Financial Accounting Standards No. 133 "Accounting for De-rivative Instruments and Hedging Activities." The Company does not expect that adoption of this standard will have a material impact on the Company's finan-cial position or results of operations.

Year 2000 Issue

 Year 2000

   Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems had the potential to recognize the Year 2000 as "00" and assume that the year is 1900 rather than 2000. This could have caused many computer applications to fail completely or to create erroneous results unless corrective measures were taken. The Company recognized the need to ensure its operations would not be adversely impacted by Year 2000 software failures, and prepared for the Year 2000. The Company evaluated its Year 2000 risk in three separate categories: information technology systems, non-IT systems and material third-party rela-tionships. The Company developed a plan in which the risks in each of these categories were reviewed and addressed by the appropriate level of management. AMF has to date experienced no material operational difficulties related to the transition to the year 2000. The Company's critical vendors were Year 2000 compliant and the Company experienced no material lapses in service by these vendors.

ITEM 7A.  MARKET RISK

   The Company is exposed to market risk from changes in foreign currency ex-change rates and interest rates, which could impact its results of operations and financial condition. The Company manages its exposure to these risks through its normal operating and financing activities and through the use of interest rate cap agreements with respect to interest rates. There were no other material derivative instrument transactions during any of the periods presented.

   The Company has generally accepted the exposure to exchange rate movements relative to its investment in foreign operations without using derivative fi-nancial instruments to manage this risk. However, as in the case of other U.S.-based manufacturers with export sales, local currency devaluation in-creases the cost of the Company's bowling equipment in that market. As a re-sult, a strengthening U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods. Foreign currency exchange rates can also affect the translation of operating results from international bowl-ing centers. Revenue and recurring EBITDA of international bowling centers represented 17.0% and 26.2% of consolidated revenue and recurring EBITDA, re-spectively, in 1999. Revenue and EBITDA of international bowling centers rep-resented 15.7% and 24.3% of consolidated revenue and EBITDA, respectively, in 1998.

   The Company uses interest rate cap agreements to mitigate the effect of changes in interest rates on the Company's variable rate borrowings under its Credit Agreement. While the Company is exposed to credit risk in the event of non-performance by the counterparty to interest rate swap agreements, in all cases such counterparty is a highly-rated financial institution and the Com-pany does not anticipate non-performance. The Company does not hold or issue derivative financial instruments for trading purposes. The following table provides information about the Company's fixed and variable rate debt, weighted average interest rates and respective maturity dates (dollar amount in millions.)

                                  Weighted          Weighted
                          Fixed   Average  Variable Average
                           Rate   Interest   Rate   Interest
              Maturity     Debt     Rate     Debt     Rate
              --------   -------- -------- -------- --------
             2000        $     --     --    $ 34.3    9.77%
             2001              --     --      83.0   10.01
             2002              --     --     276.0    9.86
             2003              --     --     116.4   10.52
             2004              --     --      46.8   10.68
             Thereafter   1,139.7  9.13%       0.0     N/A
                         --------           ------
             Total       $1,139.7           $556.5
                         ========           ======

   During March 1999 and December 1999, Bowling Worldwide entered into two in-terest rate cap agreements with Goldman Sachs Credit Partners, L.P. (the "Counterparty") to reduce the interest rate risk of its Bank Debt. The table below summarizes the interest rate cap agreements in effect at December 31, 1999:

                               Notional Amount
             Expiration Date    (in millions)  Cap Rate (a)
             ---------------   --------------- ------------
             March 31, 2000        $200.0         6.5000%
             December 31,
              2000                  100.0         7.6525

(a) The cap rate is the 3 month U.S. Dollar-London Interbank Offer Rate ("USD-LIBOR") quoted by the Counterparty.

   Bowling Worldwide paid a fixed fee of $65,000 and $75,000, respectively, for the two interest rate caps. Bowling Worldwide will receive quarterly pay-ments from the Counterparty if the quoted 3 month USD-LIBOR on the quarterly floating rate reset dates is above the respective cap rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                     INDEX

                                                                           Page
                                                                           ----
Financial Statements
  Report of Independent Public Accountants................................  30
  Consolidated Balance Sheets as of December 31, 1999 and 1998............  31
  Consolidated Statements of Operations for the Years Ended December 31,
   1999, 1998 and 1997....................................................  32
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1999, 1998 and 1997....................................................  33
  Consolidated Statements of Stockholders' Equity for the Years Ended
   December 31, 1999, 1998 and 1997.......................................  34
  Consolidated Statements of Comprehensive Loss for the Years Ended
   December 31, 1999, 1998 and 1997.......................................  35
  Notes to Consolidated Financial Statements..............................  36
  Selected Quarterly Data (unaudited).....................................  70
Financial Statement Schedules
  Report of Independent Public Accountants on Schedule I..................  77
  Schedule I--Condensed Financial Information of AMF Bowling, Inc.........  78

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMF BOWLING, INC.:

   We have audited the accompanying consolidated balance sheets of AMF Bowl-ing, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows, stockholders' equity and comprehensive loss for each of the three years in the period ended December 31, 1999. These financial statements are the responsi-bility of the Company's management. Our responsibility is to express an opin-ion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMF Bowling, Inc. and sub-sidiaries as of December 31, 1999 and 1998, and the results of their opera-tions and their cash flows for each of the three years ended December 31, 1999, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Richmond, Virginia
February 28, 2000

                       AMF BOWLING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                         As of December 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
                        ASSETS
                        ------
Current assets:
  Cash and cash equivalents............................ $   35,743  $   33,002
  Accounts and notes receivable, net of allowance for
   doubtful accounts of
   $9,531 and $6,492, respectively.....................     63,175      82,435
  Inventories..........................................     53,499      64,735
  Deferred taxes and other current assets..............     14,876      23,960
                                                        ----------  ----------
    Total current assets...............................    167,293     204,132
Property and equipment, net............................    806,425     873,985
Other assets...........................................     87,644     111,677
Goodwill, net..........................................    765,092     772,744
Investments in and advances to joint ventures..........        448      17,436
                                                        ----------  ----------
    Total assets....................................... $1,826,902  $1,979,974
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Current liabilities:
  Accounts payable..................................... $   35,296  $   33,912
  Accrued expenses.....................................     71,784      61,809
  Income taxes payable.................................      3,450       5,389
  Current portion of long-term debt....................     34,250      32,375
                                                        ----------  ----------
    Total current liabilities..........................    144,780     133,485
Long-term debt, less current portion...................  1,186,982   1,311,589
Other long-term liabilities............................      5,204       5,265
                                                        ----------  ----------
    Total liabilities.................................. $1,336,966  $1,450,339
                                                        ----------  ----------
Commitments and contingencies
Stockholders' equity:
  Common stock (par value $.01 per share, 200,000,000
   shares authorized, 83,597,550 and 59,747,550, issued
   and outstanding at December 31, 1999 and 1998,
   respectively).......................................        836         597
  Paid-in capital......................................    905,610     749,305
  Retained deficit.....................................   (401,186)   (200,942)
  Accumulated other comprehensive loss.................    (15,324)    (19,325)
                                                        ----------  ----------
    Total stockholders' equity.........................    489,936     529,635
                                                        ----------  ----------
    Total liabilities and stockholders' equity......... $1,826,902  $1,979,974
                                                        ==========  ==========

   The accompanying notes are an integral part of these consolidated balance sheets.

                       AMF BOWLING, INC. AND SUBSIDIARIES
              NOTE 21. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                 Year Ended December 31,
                                               ------------------------------
                                                 1999       1998       1997
                                               ---------  ---------  --------
Operating revenue............................. $ 732,752  $ 736,373  $713,668
                                               ---------  ---------  --------
Operating expenses:
  Cost of goods sold..........................   177,204    202,224   212,544
  Bowling center operating expenses...........   373,434    338,165   251,206
  Selling, general, and administrative
   expenses...................................    79,431     65,815    64,546
  Restructuring and asset impairment charges..    16,658        --        --
  Depreciation and amortization...............   133,531    120,637   102,447
                                               ---------  ---------  --------
    Total operating expenses..................   780,258    726,841   630,743
                                               ---------  ---------  --------
Operating income (loss).......................   (47,506)     9,532    82,925
Nonoperating expenses (income):
  Interest expense............................   128,256    114,662   118,385
  Other expenses, net.........................     6,766      7,655    10,106
  Interest income.............................    (2,797)    (2,392)   (1,954)
                                               ---------  ---------  --------
    Total nonoperating expenses...............   132,225    119,925   126,537
                                               ---------  ---------  --------
Loss before income taxes......................  (179,731)  (110,393)  (43,612)
Provision (benefit) for income taxes..........    27,716      7,294   (12,776)
                                               ---------  ---------  --------
Net loss before equity in loss of joint
 ventures and extraordinary items.............  (207,447)  (117,687)  (30,836)
Equity in loss of joint ventures..............   (18,648)    (8,207)   (1,362)
                                               ---------  ---------  --------
Net loss before extraordinary items...........  (226,095)  (125,894)  (32,198)
Extraordinary items (Note 8)..................    63,861        --    (23,366)
                                               ---------  ---------  --------
  Net loss.................................... $(162,234) $(125,894) $(55,564)
                                               =========  =========  ========
Net loss per share--basic and diluted:
  Net loss per share before extraordinary
   items...................................... $   (3.23) $   (2.11) $  (0.71)
  Per share effect of extraordinary items.....      0.91        --      (0.52)
                                               ---------  ---------  --------
  Net loss per share.......................... $   (2.32) $   (2.11) $  (1.23)
                                               =========  =========  ========
  Weighted average shares outstanding.........    69,922     59,717    45,249
                                               =========  =========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       AMF BOWLING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                  Year Ended December 31,
                                               -------------------------------
                                                 1999       1998       1997
                                               ---------  ---------  ---------
Cash flows from operating activities:
  Net loss.................................... $(162,234) $(125,894) $ (55,564)
  Adjustments to reconcile net loss to net
   cash provided by operating activities:
    Depreciation and amortization.............   133,531    120,637    102,447
    Equity in loss of joint ventures..........    18,648      8,207      1,362
    Extraordinary items.......................   (63,861)       --      23,366
    Deferred income taxes.....................    20,467       (243)   (20,221)
    Amortization of bond discount.............    43,892     36,697     33,562
    Loss on the sale of property and
     equipment, net...........................     2,561      8,948      4,446
    Loss on impairment of assets..............     8,118        --         --
  Changes in assets and liabilities:
    Accounts and notes receivable, net........    11,403    (10,153)   (26,093)
    Inventories...............................    10,912     (7,069)   (16,971)
    Other assets..............................     1,261    (19,852)   (12,897)
    Accounts payable and accrued expenses.....    10,273     (9,531)    17,782
    Income taxes payable......................    (3,068)      (214)       602
    Other long-term liabilities...............       777        (73)    (4,089)
                                               ---------  ---------  ---------
      Net cash provided by operating
       activities.............................    32,680      1,460     47,732
                                               ---------  ---------  ---------
Cash flows from investing activities:
  Acquisitions of operating units, net of cash
   acquired...................................    (1,414)  (173,492)  (214,761)
  Investments in and advances to joint
   ventures...................................       --      (5,643)   (21,361)
  Purchases of property and equipment.........   (52,087)   (66,639)   (56,703)
  Proceeds from the sale of property and
   equipment..................................     2,028      3,811      4,180
                                               ---------  ---------  ---------
      Net cash used in investing activities...   (51,473)  (241,963)  (288,645)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from long-term debt, net of
   deferred financing costs...................    81,000    537,510    240,406
  Payment on long-term debt...................  (106,373)  (301,985)  (185,672)
  Early extinguishment of debt................   (72,000)       --    (118,949)
  Repurchase of shares........................      (180)       --        (500)
  Issuance of common shares net of offering
   costs......................................   118,714         44    279,071
  Payments of noncompete obligations..........      (289)      (677)      (647)
  Prepayment penalty..........................       --         --     (14,571)
  Capital contributions.......................       --         --      36,600
                                               ---------  ---------  ---------
      Net cash provided by financing
       activities.............................    20,872    234,892    235,738
                                               ---------  ---------  ---------
Effect of exchange rates on cash..............       662      2,823     (2,603)
                                               ---------  ---------  ---------
Net (decrease) increase in cash...............     2,741     (2,788)    (7,778)
Cash and cash equivalents at beginning of
 period.......................................    33,002     35,790     43,568
                                               ---------  ---------  ---------
Cash and cash equivalents at end of period.... $  35,743  $  33,002  $  35,790
                                               =========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       AMF BOWLING, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                                                                       Foreign
                           Common                                     Currency       Total
                           Shares     Common   Paid-in    Retained   Translation Stockholders'
                         Outstanding  Stock    Capital    Deficit    Adjustment     Equity
                         -----------  ------  ---------  ----------  ----------- -------------
Balance December 31,
 1996................... 42,375,000   $ 424   $ 429,026  $  (19,484)     (1,151)   $ 408,815
  Capital contribution
   by stockholders......  1,780,000      18      35,582         --          --        35,600
  Issuance of stock and
   stock options........    100,000       1       5,027         --          --         5,028
  Initial public
   offering of common
   stock................ 15,525,000     155     278,916         --          --       279,071
  Repurchase common
   stock................   (150,000)     (2)       (498)        --          --          (500)
  Net loss..............        --      --          --      (55,564)        --       (55,564)
  Foreign currency
   translation
   adjustment...........        --      --          --          --      (18,422)     (18,422)
                         ----------   -----   ---------  ----------   ---------    ---------
Balance December 31,
 1997................... 59,630,000     596     748,053     (75,048)    (19,573)     654,028
                         ----------   -----   ---------  ----------   ---------    ---------
  Issuance of stock and
   stock options........    117,550       1       1,252         --          --         1,253
  Net loss..............        --      --          --     (125,894)        --      (125,894)
  Foreign currency
   translation
   adjustment...........        --      --          --          --          248          248
                         ----------   -----   ---------  ----------   ---------    ---------
Balance December 31,
 1998................... 59,747,550     597     749,305    (200,942)    (19,325)     529,635
                         ----------   -----   ---------  ----------   ---------    ---------
  Issuance of stock
   rights...............        --      --       38,010     (38,010)        --           --
  Issuance of stock upon
   exercise of rights... 24,000,000     240     118,474         --          --       118,714
  Repurchase common
   stock................   (150,000)     (1)       (179)        --          --          (180)
  Net loss..............        --      --          --     (162,234)        --      (162,234)
  Foreign currency
   translation
   adjustment...........        --      --          --          --        4,001        4,001
                         ----------   -----   ---------  ----------   ---------    ---------
Balance December 31,
 1999................... 83,597,550   $ 836   $ 905,610  $ (401,186)  $ (15,324)   $ 489,936
                         ==========   =====   =========  ==========   =========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       AMF BOWLING, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                                 (in thousands)

                                                  Year Ended December 31,
                                                ------------------------------
                                                  1999       1998       1997
                                                ---------  ---------  --------
Net Loss....................................... $(162,234) $(125,894) $(55,564)
Foreign currency translation adjustment........     4,001        248   (18,422)
                                                ---------  ---------  --------
  Total comprehensive loss..................... $(158,233) $(125,646) $(73,986)
                                                =========  =========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMF BOWLING, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BUSINESS DESCRIPTION

Organization

   AMF Bowling, Inc. ("AMF Bowling") and its subsidiaries (collectively, the "Company" or "AMF") are principally engaged in two business segments: (i) the ownership or operation of bowling centers, consisting of 417 U.S. bowling cen-ters and 122 international bowling centers ("Bowling Centers"), including 15 joint venture centers described in "Note 16. Joint Ventures," as of December 31, 1999, and (ii) the manufacture and sale of bowling equipment such as auto-matic pinspotters, automatic scoring equipment, bowling pins, lanes, ball re-turns, certain spare parts, and the resale of allied products such as bowling balls, bags, shoes, and certain other spare parts ("Bowling Products"). The principal markets for bowling equipment are U.S. and international bowling center operators. AMF also manufactures and sells the PlayMaster, Highland and Renaissance brands of billiards tables, and owns the Michael Jordan Golf Com-pany, which currently operates two golf practice ranges.

   AMF Bowling Worldwide, Inc., ("Bowling Worldwide"), is a wholly-owned, di-rect subsidiary of AMF Group Holdings Inc. ("AMF Group Holdings"). AMF Group Holdings is a wholly-owned, direct subsidiary of AMF Bowling. AMF Bowling, AMF Group Holdings and Bowling Worldwide are Delaware corporations. AMF Bowling and AMF Group Holdings are holding companies. The principal assets in each are comprised of investments in subsidiaries. The Company was acquired in 1996 by an investor group led by affiliates of Goldman, Sachs & Co. (the "Acquisi-tion").

   Since the Acquisition and prior to December 31, 1999, the Company has ac-quired 263 bowling centers for a combined purchase price of $498.9 million, and it has constructed two bowling centers and one Michael Jordan Golf prac-tice range as part of its capital expenditure program. The Company has funded its acquisitions and center construction from internally generated cash, borrowings under the senior secured revolving credit facility (the "Bank Fa-cility") under the Credit Agreement (as defined in "Note 8.--Long-Term Debt and Recapitalization Plan"), and issuances of AMF Bowling common stock (the "Common Stock"). See "Note 15.--Acquisitions".

Risks and Other Important Factors

   The Company is highly leveraged as a result of indebtedness incurred in connection with the Acquisition and subsequent bowling center acquisitions. The Company's ability to make scheduled payments of principal of, or to pay interest on, or to refinance its indebtedness depends on its future perfor-mance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, in-cluding the conditions of the debt and equity markets. Based upon the current level of performance, management believes that cash flow from operations, to-gether with available borrowings under the Credit Agreement and other sources of liquidity, will be adequate to meet the Company's requirements for working capital, capital expenditures, scheduled payments of principal of, and inter-est on, its senior debt, and interest on the Subsidiary Notes for the year 2000. In calendar year 2001, principal payment obligations under the facili-ties of the Credit Agreement increase significantly, cash interest becomes payable on the Subsidiary Senior Subordinated Discount Notes and the covenants under the Credit Agreement will be reset to their original levels. Based on current levels of performance, the Company anticipates that some form of refi-nancing will be required to meet the Company's financial requirements for cal-endar years 2001 and beyond. There can be no assurance, however, that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Com-pany to meet its payment obligations under its indebtedness, or make necessary capital expenditures, or that any refinancing would be available on commer-cially reasonable terms or at all.

                      AMF BOWLING, INC. AND SUBSIDIARIES

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

   All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements. All dollar amounts are in thousands, except where otherwise indicated.

Joint Ventures

   Investments in joint ventures are accounted for under the equity method. These investments are managed as part of the Company's Bowling Centers segment operations, and the Company's share of joint venture earnings is included in earnings for the Bowling Centers segment. The Company is amortizing the excess of the investment over its equity in its Brazilian joint venture's net assets over a period not to exceed five years. See "Note 16. Joint Ventures."

Use of Estimates

   The preparation of financial statements in conformity with generally ac-cepted accounting principles requires management to make estimates and assump-tions that affect the reported amounts of assets and liabilities and disclo-sure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the report-ing periods. The more significant estimates made by management include allow-ances for obsolete inventory, uncollectible accounts receivable, realization of goodwill, deferred taxes and other deferred assets, litigation and claims, product warranty costs, and self-insurance costs. Actual results could differ from those estimates.

Revenue Recognition

   For Bowling Products, revenue is generally recognized at the time the prod-ucts are shipped. In certain countries, with respect to new center packages ("NCP" or "NCPs") (which include all the equipment necessary to outfit a new bowling center or expand an existing bowling center) orders, revenue is recog-nized upon installation. For larger contract orders, Bowling Products gener-ally requires that customers submit a deposit as a condition of accepting the order. For a significant portion of international sales, Bowling Products gen-erally requires the customer to obtain a letter of credit prior to shipment.

Warranty Costs

   Bowling Products warrants all new products for certain periods up to one year. Bowling Products charges to income an estimated amount for future war-ranty obligations, and also offers customers the option to purchase extended warranties on certain products. Warranty expense aggregated $5,681 for 1999, $5,391 for 1998, and $3,007 for 1997, and is included in cost of goods sold in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

   The Company classifies all highly liquid fixed-income investments purchased with an original maturity of three months or less as cash equivalents.

Inventories

   Bowling Products' inventory is valued at the lower of cost or market, cost being determined using the first-in, first-out ("FIFO") method. Bowling Cen-ters' inventory is valued at the lower of cost or market, with the cost being determined using the average cost method. (See "Note 3.--Inventories.")

Long-Lived Assets

   The carrying value of long-lived assets and certain identifiable intangi-bles, including goodwill, is reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount

                      AMF BOWLING, INC. AND SUBSIDIARIES
of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset.

Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs which do not improve or extend the life of an asset are charged to expense as incurred; major renewals or betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation are removed from property and equipment, and any gain or loss is recognized.

   Property and equipment are depreciated over their estimated useful lives using the straight-line method. Estimated useful lives of property and equip-ment are as follows:

   Buildings and improvements     5-40 years
   Leasehold improvements         lesser of the estimated useful life or term of
                                  the lease

   Bowling and related equipment  5-10  years
   Manufacturing equipment        2-7 years
   Furniture and fixtures         3-8 years


Goodwill

   As a result of the Acquisition and subsequent purchases of bowling centers discussed in "Note 15. Acquisitions," and in accordance with the purchase method of accounting used for all acquisitions, the Company recorded goodwill representing the excess of the purchase price over the allocation among the acquired assets and liabilities in accordance with estimates of fair market value on the dates of acquisition. Goodwill is being amortized over 40 years. Amortization expense was $21,384 in 1999, $20,403 in 1998 and $19,827 in 1997.
Accumulated amortization of goodwill was $74,684 and $53,300, respectively, at December 31, 1999 and 1998.

Leasehold Interests

   Leasehold interests are included in other assets net of accumulated amorti-zation of $22,346 and $17,370 at December 31, 1999 and 1998, respectively. Leasehold interests represent favorable lease terms which are comprised of the difference between amounts due under the contractual lease rate compared to the market rate for that lease. Leasehold interests are being amortized over the life of each lease. Amortization expense was $4,976 in 1999, $4,500 in 1998 and $11,735 in 1997.

Income Taxes

   The U.S. and international subsidiaries of AMF Bowling are taxable corpora-tions under the Internal Revenue Code ("IRC"). Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences on future years of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

Research and Development Costs

   Expenditures relating to the development of new products, including signif-icant improvements and refinements to existing products, are expensed as in-curred. Amounts charged against income were approximately $342 in 1999, $121 in 1998 and $922 in 1997 and are included in cost of goods sold in the accom-panying consolidated statements of operations.

Advertising Costs

   Costs incurred for producing and communicating advertising are expensed when incurred. The amounts charged against income were approximately $27,291 in 1999, $33,432 in 1998 and $21,642 in 1997, with

                      AMF BOWLING, INC. AND SUBSIDIARIES

$20,756, $20,571 and $12,768, respectively, included in bowling center operat-ing expenses for Bowling Centers, and $6,535, $12,861 and $8,856, respective-ly, included in selling, general and administrative expenses for Bowling Prod-ucts and Corporate in the accompanying consolidated statements of operations.

Earnings Per Share

   Basic and diluted net loss per share is calculated based on the actual weighted-average shares outstanding. Outstanding stock options and warrants are not considered as their effect is antidilutive. See "Note 12. Stockhold-ers' Equity" and "Note 13. Employee Benefit Plans."

Foreign Currency Translation

   All assets and liabilities of AMF Bowling's international operations are translated from foreign currencies into U.S. dollars at year-end exchange rates. Adjustments resulting from the translation of financial statements of international operations into U.S. dollars are included in the foreign cur-rency translation adjustment on the accompanying consolidated balance sheets, statements of stockholders' equity and statements of comprehensive loss. Reve-nue and expenses of international operations are translated using average ex-change rates that existed during the year and reflect currency exchange gains and losses resulting from transactions conducted in other than local curren-cies. Transactions in foreign currencies resulted in net losses of $2,432 for 1999, net gains of $2,450 for 1998 and net losses of $3,537 for 1997, and are included in other expenses in the accompanying consolidated statements of op-erations.

Fair Value of Financial Instruments

   The carrying value of financial instruments, including cash and cash equiv-alents and short-term debt, approximate fair value at December 31, 1999 and 1998, because of the short maturity of these instruments. At December 31, 1999 and 1998, fair value of the interest rate cap agreements (to reduce the inter-est rate risk of its floating rate debt) was approximately $16 and $8, respec-tively. The interest rate cap agreements are valued using the estimated amount that the Company would receive to terminate the cap agreements as of December 31, 1999 and 1998, based on a quote from the counterparty, taking into account current interest rates and the credit worthiness of the counterparty. The Com-pany has no intention of terminating the cap agreements. The fair value of the term facilities under the Bank Debt, as defined in "Note 8. Long-Term Debt and Recapitalization Plan," at December 31, 1999 and 1998, was approximately $347,849 and $376,988, respectively, based on the trading value at December 31, 1999 and 1998. The fair value of the Subsidiary Senior Subordinated Notes and Subsidiary Senior Subordinated Discount Notes, as defined in "Note 8. Long-Term Debt and Recapitalization Plan," at December 31, 1999 and 1998, was approximately $196,410 and $354,005, respectively, based on the trading value at December 31, 1999 and 1998. The fair value of the Debentures, as defined in "Note 8. Long-Term Debt and Recapitalization Plan," at December 31, 1999 and 1998, was approximately $18,321 and $136,463 based on the trading value at De-cember 31, 1999 and 1998.

Non-compete Agreements

   The Company has non-compete agreements with various individuals. The assets are recorded at cost or at the present value of payments to be made under these agreements, discounted at annual rates ranging from 8 percent to 10 percent. The assets are included in other assets on the accompanying consolidated balance sheets and are amortized on a straight-line basis over the terms of the agreements. Non-compete obligations at December 31, 1999 and 1998, net of accumulated amortization, totaled approximately $2,390 and $3,629, respectively. Annual maturities on non-compete obligations as of December 31, 1999, are as follows: 2000--$924; 2001--$245; 2002--$202; 2003--
$207; 2004--$200; thereafter--$612.

                      AMF BOWLING, INC. AND SUBSIDIARIES

Self-Insurance Programs

   The Company is self-insured up to certain levels for general and product liability, workers' compensation, certain health care coverage, and property damage. The cost of these self-insurance programs is accrued based upon esti-mated settlements for known and anticipated claims. The Company has recorded an estimated amount to cover known claims and claims incurred but not reported as of December 31, 1999 and 1998, which is included in accrued expenses in the accompanying consolidated balance sheets.

Comprehensive Loss

   For 1999, 1998 and 1997, comprehensive loss represents net loss and the change in foreign currency translation adjustment. Accumulated other comprehensive loss consists of the foreign currency translation adjustment on the accompanying consolidated balance sheets and statements of stockholders' equity.

NOTE 3. INVENTORIES

   Inventories at December 31, 1999 and 1998, consist of the following:

                                                                 1999    1998
                                                                ------- -------
      Bowling Products, at FIFO:
        Raw materials.......................................... $14,285 $11,471
        Work in progress.......................................   1,562   1,548
        Finished goods and spare parts.........................  28,789  42,980
      Bowling Centers, at average cost:
        Merchandise and spare parts............................   8,863   8,736
                                                                ------- -------
                                                                $53,499 $64,735
                                                                ======= =======

NOTE 4. DEFERRED TAXES AND OTHER CURRENT ASSETS

   The components of deferred taxes and other current assets at December 31, 1999 and 1998, consist of the following:

                                                                 1999    1998
                                                                ------- -------
      Deferred income taxes.................................... $   --  $ 7,147
      Advances or deposits.....................................  11,982  14,024
      Other....................................................   2,894   2,789
                                                                ------- -------
                                                                $14,876 $23,960
                                                                ======= =======

NOTE 5. PROPERTY AND EQUIPMENT

   Property and equipment, net at December 31, 1999 and 1998, consists of the following:

                                  1999        1998
                               ----------  ----------
      Land.................... $  133,953  $  131,906
      Buildings and
       improvements...........    357,365     362,297
      Equipment, furniture,
       and fixtures...........    588,342     553,203
      Other...................      5,537       7,476
                               ----------  ----------
                                1,085,197   1,054,882
      Less: accumulated
       depreciation and
       amortization...........   (278,772)   (180,897)
                               ----------  ----------
                               $  806,425  $  873,985
                               ==========  ==========

                      AMF BOWLING, INC. AND SUBSIDIARIES

   Depreciation and amortization expense related to property and equipment was $99,934 for 1999, $89,080 for 1998 and $64,480 for 1997. Included in property and equipment is $8,118 of assets to be disposed in connection with the Company's recognition of asset impairment as described in "Note 9. Restructur-ing Charges, Asset Impairment Charges and Special Charges."

NOTE 6. OTHER LONG-TERM ASSETS

   Other long-term assets are primarily composed of leasehold interests, long-term rent deposits, long-term portion of non-compete assets, and notes receiv-able. At December 31, 1998, other long-term assets also included deferred in-come taxes.

NOTE 7. ACCRUED EXPENSES

   Accrued expenses at December 31, 1999 and 1998, consist of the following:

                                                                 1999    1998
                                                                ------- -------
      Accrued compensation..................................... $13,609 $10,424
      Accrued interest.........................................   8,293   8,075
      League bowling accounts..................................  15,847  16,160
      Other....................................................  34,035  27,150
                                                                ------- -------
                                                                $71,784 $61,809
                                                                ======= =======

NOTE 8. LONG-TERM DEBT AND RECAPITALIZATION PLAN

   Long-term debt at December 31, 1999 and 1998, consists of the following:

                                                           1999        1998
                                                        ----------  ----------
      Bank debt........................................ $  556,499  $  581,877
      Subsidiary senior subordinated notes.............    250,000     250,000
      Subsidiary senior subordinated discount notes....    240,111     213,226
      Zero coupon convertible debentures...............    172,630     296,873
      Mortgage and equipment note......................      1,992       1,988
                                                        ----------  ----------
        Total debt.....................................  1,221,232   1,343,964
      Current maturities...............................    (34,250)    (32,375)
                                                        ----------  ----------
        Total long-term debt........................... $1,186,982  $1,311,589
                                                        ==========  ==========

Bank Debt

   The Company's bank debt (the "Bank Debt") is governed by a credit agreement (the "Credit Agreement") to which Bowling Worldwide is a party with Goldman Sachs, their affiliate Goldman Sachs Credit Partners, L.P., Citibank, N.A. ("Citibank") and its affiliates Citicorp Securities, Inc. and Citicorp USA, Inc. and certain other banks, financial institutions and institutional lenders (collectively, the "Lenders") and provides for (i) senior secured term loan facilities aggregating $386.5 million (the "Term Facilities") and (ii) the Bank Facility of up to $355.0 million ( together with the Term Facilities, the "Senior Facilities"). In connection with such financing, Goldman Sachs Credit Partners, L.P. acted as Syndication Agent, Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc. acted as Arrangers, and Citibank is acting as Administrative Agent. The initial borrowings under a predecessor of the Credit Agreement were used to partially fund the Acquisition. As of December 31, 1999, the Company has $185.0 million available for borrowing under the Credit Agreement and $170.0 million outstanding.

                      AMF BOWLING, INC. AND SUBSIDIARIES

 The Senior Facilities

   The Term Facilities consist of the following three tranches: (i) a Term Loan Facility of $71.2 million, (ii) an Amortization Extended Loan ("AXELsSM") Series A Facility of $182.8 million and (iii) an AXELsSM Series B Facility of $132.5 million. The Term Loan Facility bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case plus a margin which varies in accordance with a performance pricing grid which is based on the Total Debt/EBITDA Ratio (as defined below) for the Rolling Period (as defined below) then most recently ended.

   The margin applicable to loans bearing interest based on the base rate will range from 1.50% to 2.75% for advances under the Term Loan Facility, and is fixed at 3.25% for advances under the AXELsSM Series A Facility and 3.75% for advances under the AXELsSM Series B Facility. The margin applicable to loans bearing interest based on the Eurodollar rate ranges from 2.50% to 3.75% for advances under the Term Loan Facility, and is fixed at 4.25% for advances un-der AXELsSM Series A Facility and 4.75% for advances under the AXELsSM Series B Facility.

   The Bank Facility has an aggregate amount of $355.0 million, is fully re-volving until its final maturity and bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case, plus a margin which varies in accordance with a performance pricing grid which is based on a total debt to EBITDA ratio ("Total Debt/EBITDA Ra-tio") for the trailing twelve-month period (the "Rolling Period") then most recently ended. The margin applicable to advances under the Bank Facility bearing interest based on the base rate ranges from 1.50% to 2.75% and the margin applicable to advances under the Bank Facility bearing interest based on the Eurodollar rate ranges from 2.50% to 3.75%.

   Borrowings under the Term Loan Facility and Bank Facility bear interest, at Bowling Worldwide's option, at Citibank's customary base rate plus a margin of 2.75% or at Citibank's Eurodollar rate plus a margin of 3.75% until the finan-cial statements required to be delivered pursuant to the Credit Agreement in respect of the fiscal quarter ended June 30, 2000 are delivered. Thereafter, the applicable margin will be determined in accordance with the Total Debt/EBITDA ratio.

   At December 31, 1999, the applicable margin based on Citibank's customary base rate, the applicable margin based on Citibank's Eurodollar rate, and the actual interest rate for advances under each of the Senior Facilities were as follows:

                                              Base Rate Eurodollar Rate Interest
                                               Margin       Margin        Rate
                                              --------- --------------- --------
Term Loan Facility...........................   2.75%        3.75%        9.68%
AXELsSM Series A Facility....................   3.25         4.25        10.18
AXELsSM Series B Facility....................   3.75         4.75        10.68
Bank Facilty.................................   2.75         3.75         9.69

   Maturity dates, average amounts outstanding, and average borrowing rates for 1999, were as follows:

                                             Outstanding    Average    Average
                                             December 31,   Amounts   Borrowing
                              Maturity Dates     1999     Outstanding   Rates
                              -------------- ------------ ----------- ---------
Term Loan Facility........... March 31, 2002   $ 71,250    $ 89,445     8.52%
AXELsSM Series A Facility.... March 31, 2003    182,750     183,994     9.07
AXELsSM Series B Facility.... March 31, 2004    132,499     133,898     9.43
Bank Facilty................. March 31, 2002    170,000     178,573     8.69

                      AMF BOWLING, INC. AND SUBSIDIARIES

   In addition, Bowling Worldwide is required to make prepayments which perma-nently reduce the availability under the Senior Facilities under certain cir-cumstances, including upon certain asset sales and issuances of debt by Bowl-ing Worldwide and its subsidiaries and public issuance of equity securities of AMF Bowling. Bowling Worldwide is also required to make prepayments that per-manently reduce the availability under the Term Facilities in an amount equal to up to 50% of Excess Cash Flow for any fiscal year of Bowling Worldwide if the Total Debt/EBITDA Ratio for that fiscal year is greater than or equal to
5.50 to 1.0. If the Total Debt/EBITDA Ratio for that fiscal year is less than
5.50 to 1.0, then Bowling Worldwide is required to prepay the Bank Facility in an amount equal to up to 50% of the Excess Cash Flow (as defined in the Credit Agreement) for such fiscal year (such payment would be the lesser of (x) 50% of the Excess Cash Flow for that fiscal year or (y) the amount by which such Excess Cash Flow exceeds $20 million), but Bowling Worldwide would be permit-ted to reborrow such amounts, subject to the conditions of the Credit Agree-ment.

   The Senior Facilities are guaranteed by AMF Group Holdings and by each of Bowling Worldwide's present and future domestic subsidiaries and are secured by all of the stock of Bowling Worldwide and Bowling Worldwide's present and future domestic subsidiaries and second-tier subsidiaries, by 66% of the stock of Bowling Worldwide's present and future international subsidiaries and by substantially all of Bowling Worldwide's and its present and future domestic subsidiaries' present and future property and assets.

 Covenants

   In connection with the Company's recapitalization plan discussed below, the lenders under the Credit Agreement approved Amendment No. 2 and Waiver to the Credit Agreement and entered into the Fourth Amended and Restated Credit Agreement. The key provisions of the Fourth Amended and Restated Credit Agree-ment (i) waive mandatory prepayment provisions previously existing under the Credit Agreement with respect to the Company's recapitalization plan, (ii) re-quire AMF Bowling to contribute $30.0 million as equity to Bowling Worldwide to be used to repay amounts borrowed under the Bank Facility and treat such prepayment as prefunding for new bowling center acquisitions, (iii) permit the Company to resume borrowing to fund acquisitions subject to certain criteria and maintenance of minimum availability under the Bank Facility of $65.0 mil-lion through 2000 and $40.0 million through 2001, (iv) permit AMF Bowling to make equity contributions to Bowling Worldwide which will be included in the calculation of EBITDA for financial covenant purposes under the Credit Agree-ment up to an aggregate of $10.0 million during any four consecutive quarters through December 31, 2001, (v) modify or waive certain financial covenants and
(vi) allow Bowling Worldwide to exclude from EBITDA covenant calculations cer-tain restructuring and Special Charges (described below).

   Bowling Worldwide is in compliance with the amended covenants as of Decem-ber 31, 1999. In this connection, AMF Bowling made contributions of $1.0 mil-lion and $2.0 million as equity to Bowling Worldwide in November 1999 and March 2000 to meet EBITDA requirements under its financial covenant tests as of September 30, 1999 and December 31, 1999, respectively. The Credit Agree-ment permits AMF Bowling to make additional equity contributions through 2001 as specified above. Management believes that Bowling Worldwide will be in com-pliance with the amended covenants during 2000, including the effect of the aforementioned equity contributions, but any downturn in the current perfor-mance of Bowling Worldwide could result in non-compliance with these financial covenants. Failure by Bowling Worldwide to comply with its Credit Agreement covenants could result in an event of default which, if nor cured or waived, would have a material adverse effect on the Company.

   The Credit Agreement contains certain financial covenants, as well as additional affirmative and negative covenants, constraining Bowling Worldwide. Under the terms currently in effect, Bowling Worldwide must maintain a minimum Modified Consolidated EBITDA (as defined in the Credit Agreement) of not less than the

                      AMF BOWLING, INC. AND SUBSIDIARIES
sum of (i) an amount ranging from $140 million for the Rolling Period ending December 31, 1999, to $200 million for the Rolling Period ending September 30, 2003 and thereafter, and (ii) the EBITDA Adjustment Amount (as defined in the Credit Agreement) for such Rolling Period, which is equal to 80% of the aggregate amount of the EBITDA of each bowling center acquired or constructed by Bowling Worldwide or any of its Subsidiaries after June 14, 1999 and acquired or constructed at least 15 months prior to such time of determination.

   Bowling Worldwide must also maintain a Cash Interest Coverage Ratio (de-fined in the Credit Agreement as the ratio of (i) Modified Consolidated EBITDA of Bowling Worldwide and its Subsidiaries during a Rolling Period to (ii) cash interest payable on all Debt (as defined in the Credit Agreement) of Bowling Worldwide and its Subsidiaries) at an amount ranging from not less than 1.75 for the Rolling Period ending June 30, 1999 to not less than 2.75 for the Rolling Period ending September 30, 2002 and thereafter. Bowling Worldwide is not required to maintain a Fixed Charge Coverage Ratio (as defined in the Credit Agreement as the ratio of (i) Modified Consolidated EBITDA less the sum of (a) cash taxes paid plus (b) Capital Expenditures (as defined in the Credit Agreement) made by Bowling Worldwide and its Subsidiaries during such Rolling Period to (ii) the sum of (a) cash interest payable on all Debt plus (b) prin-cipal amounts of all Debt under the Term Facilities payable by Bowling World-wide and its Subsidiaries during such Rolling Period) through December 31, 2001. Beginning with the Rolling Period ending March 31, 2002 and thereafter, Bowling Worldwide must maintain a Fixed Charge Coverage Ratio of not less than
1.0. A Senior Debt to EBITDA Ratio (as defined in the Credit Agreement as the ratio of Consolidated Debt, as defined in the Credit Agreement (other than Subordinated Debt and Hedge Agreements, as defined in the Credit Agreement), of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA for that Rolling Period) must be maintained at levels ranging from not more than
4.25 for the Rolling Period ending March 31, 1999 to not more than 2.50 for the Rolling Period ending March 31, 2002 and thereafter. A Total Debt to EBITDA Ratio (as defined in the Credit Agreement as the ratio of consolidated total Debt (other than Hedge Agreements) of Bowling Worldwide and its Subsidi-aries to Modified Consolidated EBITDA) must be maintained at levels ranging from not more than 7.50 for the Rolling Period ending March 31, 1999 to not less than 4.50 for the Rolling Period ending March 31, 2002 and thereafter. In each case, the above-mentioned ratios are calculated on a quarterly basis.

   Negative covenants under the Senior Facilities prohibit Bowling Worldwide and its Subsidiaries from incurring any liens (except for those created under the loan documents or otherwise permitted under the Credit Agreement, includ-ing those securing Bowling Worldwide's obligations as borrower on other in-debtedness not to exceed $5.0 million at any time outstanding). Bowling World-wide and its Subsidiaries are also prohibited from incurring any debt, other than (in the case of Bowling Worldwide) debt owed to its Subsidiaries or in respect of hedge agreements not entered into for speculative purposes or (in the case of any Subsidiary) debt owed to Bowling Worldwide or any of its whol-ly-owned Subsidiaries, to the extent permitted under the Credit Agreement or (in the case of either Bowling Worldwide or its Subsidiaries) debt secured by permitted liens, capitalized leases not to exceed $10 million at any time out-standing and any debt existing at the time of the Acquisition, among other things. Bowling Worldwide and its Subsidiaries may not incur any obligations under leases having a term of one year or more that would cause their direct and contingent liabilities for any 12 months to exceed the sum of (i) $25.0 million, (ii) the product of (x) $0.2 million and (y) the number of leased bowling centers acquired by Bowling Worldwide or any Subsidiaries after May 1, 1996 and (iii) in each calendar year after 1996, an amount equal to 4% of the amount permitted by this provision in the immediately preceding calendar year. Bowling Worldwide is also prohibited from entering into a merger in which it is not the survivor or to sell, lease, or otherwise transfer its assets other than in the ordinary course of business, except as otherwise permitted by the Credit Agreement. Investments by Bowling Worldwide or its Subsidiaries in any other person are also limited by the Credit Agreement. The negative covenants also relate to the payment of dividends, prepayments of, and amendments of the terms of, other debt (including the Subsidiary Notes), amendment of Related Documents (as defined in the Credit Agreement), ownership changes, negative pledges, partnerships, speculative transactions,

                      AMF BOWLING, INC. AND SUBSIDIARIES
capital expenditures and payment restrictions affecting subsidiaries. Bowling Worldwide is also subject to certain financial and other reporting require-ments.

   Bowling Worldwide is also prohibited under the Credit Agreement from making a material change in the nature of its existing business, except that it may have up to $50.0 million invested at any one time in golf driving ranges and other golf-related activities.

   Pursuant to the Credit Agreement, so long as Bowling Worldwide is not in default of the covenants contained in the Credit Agreement, it may (i) declare and pay dividends in common stock, (ii) declare and pay cash dividends to the extent necessary to make payments under certain noncomplete agreements with owners of the Predecessor Company, (iii) declare and pay cash dividends for general administrative expenses not to exceed $0.25 million and (iv) declare and pay cash dividends not to exceed $2.0 million for the repurchase of Common Stock.

Subsidiary Notes

   Bowling Worldwide's senior subordinated notes (the "Subsidiary Senior Sub-ordinated Notes") will mature on March 15, 2006. Interest accrues from the date of issuance at an annual rate of 10.875% and is payable in cash semiannually in arrears on March 15 and September 15 of each year.

   Bowling Worldwide's senior subordinated discount notes (the "Subsidiary Se-nior Subordinated Discount Notes") will mature on March 15, 2006, at a fully-accreted value of $277.0 million and will result in an effective yield of 12.25% per annum, computed on a semiannual bond equivalent basis. No interest is payable prior to March 15, 2001. Commencing March 15, 2001, interest will accrue and be payable in cash semiannually in arrears on March 15 and Septem-ber 15 of each year beginning with September 15, 2001.

   The Subsidiary Senior Subordinated Notes and the Subsidiary Senior Subordi-nated Discount Notes (together, the "Subsidiary Notes") are jointly and sever-ally guaranteed on a senior subordinated basis by AMF Group Holdings and each of Bowling Worldwide's current and future subsidiaries identified below in "Note 21. Condensed Consolidating Financial Statements" (collectively, the "Guarantors").

   The guarantees of the Subsidiary Notes are subordinated to the guarantees of the Bank Debt and the mortgage and equipment note outstanding at December 31, 1999. The Subsidiary Notes are general, unsecured obligations of Bowling Worldwide, are subordinated in right of payment to all of the Bank Debt and rank pari passu with all existing and future subordinated debt of Bowling Worldwide. The claims of the holders of the Subsidiary Notes will be effec-tively subordinated to all other indebtedness and other liabilities (including trade payables and capital lease obligations) of Bowling Worldwide's subsidi-aries that are not Guarantors and through which Bowling Worldwide will conduct a portion of its operations. See "Note 21. Condensed Consolidating Financial Statements."

   The indenture governing the Subsidiary Senior Subordinated Notes and the indenture governing the Subsidiary Senior Subordinated Discount Notes (together, the "Subsidiary Note Indentures") contain certain covenants that, among other things, limit the ability of Bowling Worldwide and its Restricted Subsidiaries, as defined therein, to incur additional indebtedness and issue Disqualified Stock (as defined therein), pay dividends or distributions or make investments or make certain other Restricted Payments, as defined therein, enter into certain transactions with affiliates, dispose of certain assets, incur liens securing pari passu and subordinated indebtedness of Bowling Worldwide and engage in mergers and consolidations.

Zero Coupon Convertible Debentures

   On May 12, 1998, AMF Bowling completed the private placement of $1,125,000 aggregate principal amount at maturity of Zero Coupon Convertible Debentures due 2018 (the "Debentures") to Goldman, Sachs & Co., Cowen & Company, Morgan Stanley & Co. Incorporated and Schroder & Co. Inc. (collectively, the "Initial Purchasers"). The Debentures were originally issued by the Company to the Ini-tial Purchasers at an offering price of 25.257% plus accrued original issue discount from May 12, 1998, and were subsequently sold by the Initial Purchas-ers to "qualified institutional buyers" in transactions exempt from registra-tion pursuant to

                      AMF BOWLING, INC. AND SUBSIDIARIES

Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company subsequently filed a Registration Statement on Form S-1 covering the Debentures and the underlying Common Stock. In connection with the Company's recapitalization plan, AMF Bowling purchased $514,286 in aggregate principal amount at maturity of the Debentures in a tender offer at a price of $140 per $1,000 principal amount at maturity. See "--Recapitalization Plan" below.

   The Debentures will mature on May 12, 2018 and have an effective yield of 7% per annum. The Debentures are convertible, at the option of the Holder, at any time prior to maturity unless previously redeemed or otherwise purchased by AMF Bowling, into Common Stock at the rate of 9.1469 shares, as adjusted in connection with the rights offering, per $1,000 principal amount at maturity of Debentures.

   The Debentures are not redeemable by AMF Bowling prior to May 12, 2003. Be-ginning on May 12, 2003, the Debentures are redeemable for cash at any time at the option of AMF Bowling, in whole or in part, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemp-tion.

   AMF Bowling is required to purchase Debentures at the option of the Holder as of May 12, 2003, May 12, 2008 and May 12, 2013, at purchase prices equal to the issue price plus accrued original issue discount to the date of purchase. AMF Bowling may, at its option, elect to pay any such purchase price in cash or Common Stock, or any combination thereof.

   Events of default under the indenture governing the Debentures (the "Deben-ture Indenture") include: (i) default in payment of the principal amount at maturity, accrued liquidated damages, if any, interest, if any, redemption price, purchase price or Debenture change of control redemption price with re-spect to any Debenture when such becomes due and payable, provided that in he case of any failure to pay liquidated damages, such failure continues for a period of 30 days; (ii) failure by AMF Bowling to comply with any of its other agreements in the Debentures or the Debenture Indenture upon the receipt by AMF Bowling of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the Debentures then out-standing and AMF Bowling's failure to cure such default within 60 days after receipt by it of such notice (plus an additional 60 days in the case of de-faults subject to cure, provided AMF Bowling commences such cure within the initial 60 days, and is diligently pursuing such cure); (iii) default which results in acceleration of any indebtedness for money borrowed by AMF Bowling or any of its subsidiaries in an aggregate principal amount of $25.0 million or more; or (iv) certain events of bankruptcy or insolvency.

Annual Maturities

   Annual maturities of long-term debt, including accretion of the Subsidiary Senior Subordinated Discount Notes and the Debentures, as of December 31, 1999, are as follows:

      December 31,
      ------------
      2000........................................................... $   34,250
      2001...........................................................     83,000
      2002...........................................................    276,002
      2003...........................................................    116,408
      2004...........................................................     46,839
      Thereafter(a)..................................................  1,139,706
                                                                      ----------
                                                                      $1,696,205
                                                                      ==========

--------
(a) Annual maturities after the year 2004 include $610,714 face amount of De-bentures and assume that the Debentures are held until maturity in 2018.

                      AMF BOWLING, INC. AND SUBSIDIARIES

Recapitalization Plan

   As part of a recapitalization plan (the "Recapitalization Plan") and in conjunction with the Amendment No. 2 and Waiver, AMF Bowling completed on July 28, 1999 an offering of rights to purchase Common Stock and a tender offer for a portion of its Debentures at a discount to carrying value. In the rights of-fering, AMF Bowling raised $120.0 million of gross proceeds in equity capital and issued 24.0 million additional shares of Common Stock at the subscription price of $5.00 per share. AMF Bowling purchased $514,286 in aggregate princi-pal amount at maturity of the Debentures in the tender offer at a price of $140 per $1,000 principal amount at maturity. AMF Bowling used approximately $72.0 million of the proceeds from the rights offering to fund the purchase of the Debentures and recorded an extraordinary gain of approximately $63.9 mil-lion representing the difference between the accreted value of the Debentures purchased and the purchase price therefor net of expenses incurred. As a re-sult of consummation of the tender offer, $610,714 in aggregate principal amount at maturity of Debentures remains outstanding as of December 31, 1999.

   Proceeds from the rights offering of $30.0 million were contributed as eq-uity by AMF Bowling to Bowling Worldwide, which repaid amounts due under its Bank Facility. AMF Bowling used a portion of the remainder of the proceeds to pay expenses of the rights offering and the tender offer and is using the bal-ance remaining for general corporate purposes.

Interest Rate Cap Agreements

   During March 1999 and December 1999, Bowling Worldwide entered into inter-est rate cap agreements with Goldman Sachs Capital Markets, L.P. to reduce the interest rate risk of its Bank Debt. The notional amounts of these caps were $200 million and $100 million, respectively, at December 31, 1999. Interest expense for interest rate cap agreements was $140 in 1999, $1,608 in 1998 and $1,823 in 1997.

   Bowling Worldwide is exposed to credit-related loss in the event of non-performance by the counterparty. Bowling Worldwide believes its exposure to potential loss due to counterparty non-performance is minimized primarily due to the relatively strong credit rating of the counterparty.

Deferred Financing Costs

   Costs incurred to obtain bank financing and issue bond financing are amor-tized over the lives of the various types of debt using the effective interest rate method. Bank financing costs, which were incurred to obtain bank financ-ing for the Acquisition, were entirely written off in the fourth quarter of 1997 in connection with the Credit Agreement. During 1998, the Company de-ferred $13,833 of financing costs associated with the issuance of the Deben-tures and with the Amendment No. 2 and Waiver. Amortization expense for fi-nancing costs was $2,686 in 1999, $3,438 in 1998 and $4,856 in 1997.

Extraordinary Items

 1999

   As discussed above, the Company recorded an extraordinary gain of approxi-mately $63.9 million in connection with its Recapitalization Plan representing the difference between the accreted value of the Debentures purchased and the purchase price therefor net of expenses of the tender offer.

 1997

   The Company recorded after-tax extraordinary charges totaling $23.4 mil-lion, net of $12.8 million of tax, in the fourth quarter of 1997 as a result of entering into the Credit Agreement, the premium paid to redeem a portion of the Subsidiary Senior Subordinated Discount Notes and the write-off of the portion of bond financing costs attributable to the Subsidiary Senior Subordi-nated Discount Notes redeemed.

                      AMF BOWLING, INC. AND SUBSIDIARIES

Other

   The Company is highly leveraged as a result of indebtedness incurred in connection with the Acquisition and subsequent bowling center acquisitions. Based upon the current level of performance, management believes that cash flow from operations, together with available borrowings under the Credit Agreement and other sources of liquidity, will be adequate to meet the Company's requirements for working capital, capital expenditures, scheduled payments of principal of, and interest on, its Senior Debt, and interest on the Subsidiary Notes for the year 2000. In calendar year 2001, principal pay-ment obligations under the facilities of the Credit Agreement increase signif-icantly and cash interest becomes payable on the Subsidiary Senior Subordi-nated Discount Notes. Based on current levels of performance, the Company anticipates that a refinancing will be required to the meet the Company's fi-nancial requirements for calendar years 2001 and beyond. There is no assur-ance, however, that the Company will generate sufficient cash flow in a timely manner to satisfy scheduled principal and interest payments or that any refi-nancing would be available at commercially reasonable terms or at all.

NOTE 9. RESTRUCTURING CHARGES, ASSET IMPAIRMENT CHARGES AND SPECIAL CHARGES

Restructuring Charges

   In 1999, the Company recorded restructuring charges of approximately $8.5 million that were related primarily to a plan to reorganize and downsize the Bowling Products business in response to market weakness in the Asia Pacific region and increased competition which has negatively impacted sales and prof-itability of NCPs. The restructuring plan was developed in conjunction with a strategic business assessment performed by Bain & Co. and was designed to re-duce the overall volatility of the Bowling Products business. Actions taken included closing one plant in the U.S., and one plant in Korea, three ware-houses in China, one warehouse in Taiwan, four sales offices in China and one sales office in Belgium. Additionally, sales offices were downsized in four other countries. The restructuring charges relate primarily to employee termi-nation benefits, assetwrite-offs and contract cancellations. As of December 31, 1999, the Company had a remaining reserve related to the restructuring charges of $0.6 million.

Asset Impairment Charges

   In 1999, the Company recorded asset impairment charges of $8.1 million rep-resenting the difference between fair market value and carrying value of im-paired assets. The asset impairment charges relate to under- performing bowl-ing center locations that under a formal plan will be closed in the first half of 2000. Fair market value is generally determined based on the average sales proceeds from previous sales of idle AMF bowling center locations.

   The following table summarizes the nature of the restructuring charges and asset impairment charges:

                                                Bowling Bowling
                                                Centers Products Corporate Total
                                                ------- -------- --------- -----
Restructuring charges..........................  $0.2    $ 8.2     $ 0.1   $ 8.5
Asset impairment charges.......................   8.1      --        --      8.1
                                                 ----    -----     -----   -----
    Total charges..............................  $8.3    $ 8.2     $ 0.1   $16.6
                                                 ====    =====     =====   =====

                      AMF BOWLING, INC. AND SUBSIDIARIES

Special Charges

   The strategic assessment by Bain & Co. discussed above led to programs de-signed to improve product line profitability and quality in the Company. This assessment was a catalyst to the Company recording certain charges. These charges, along with additional reserves (collectively, the "Special Charges") recorded by the Company totaled $26.5 million. The Special Charges are non-cash, relate primarily to receivables and inventory and are included within operating expenses.

   The Special Charges are summarized as follows:

                                                Bowling Bowling
                                                Centers Products Corporate Total
                                                ------- -------- --------- -----
      Special charges..........................  $6.6    $19.7     $0.2    $26.5
                                                 ====    =====     ====    =====

NOTE 10. INCOME TAXES

   Income (loss) before income taxes for the years ended December 31, 1999, 1998 and 1997, consists of the following:

                                                   1999       1998       1997
                                                 ---------  ---------  --------
      U.S.......................................  (167,738) $(112,133) $(55,695)
      International.............................   (11,993)     1,470    12,083
                                                 ---------  ---------  --------
                                                 $(179,731) $(110,663) $(43,612)
                                                 =========  =========  ========

   The income tax provision (benefit) at December 31, 1999, 1998 and 1997, consists of the following:

                                                        1999    1998    1997
                                                       ------- ------ --------
      Current income tax expense
      U.S. Federal.................................... $   --  $  --  $    --
      State and local.................................     --     --       --
      International...................................   6,300  7,294    6,965
                                                       ------- ------ --------
          Total current provision.....................   6,300  7,294    6,965
                                                       ------- ------ --------
      Deferred tax benefit
      U.S. Federal....................................  18,861    --   (18,039)
      State and local.................................   2,555    --    (1,702)
      International...................................     --     --       --
                                                       ------- ------ --------
          Total deferred provision (benefit)..........  21,416    --   (19,741)
                                                       ------- ------ --------
          Total provision (benefit)................... $27,716 $7,294 $(12,776)
                                                       ======= ====== ========

                      AMF BOWLING, INC. AND SUBSIDIARIES

   The tax effects of temporary differences and carry-forwards that give rise to deferred tax assets and liabilities at December 31, 1999 and 1998, are as follows:

                                                               1999      1998
                                                             --------  --------
Deferred income tax assets
Current assets
  Reserves not deductible for tax purposes.................. $ 22,864  $  7,147
                                                             --------  --------
Noncurrent assets
  Net operating losses......................................   94,893    68,815
  Foreign tax credits.......................................   11,487    19,720
  Interest expense on high yield debt.......................   29,972    20,625
  Financing costs...........................................    6,720     6,972
  Translation effects.......................................      118      (264)
  Other.....................................................    3,695       670
                                                             --------  --------
Total noncurrent deferred tax assets........................  146,885   116,538
                                                             --------  --------
Deferred tax assets before valuation allowance..............  169,749   123,685
  Valuation allowance....................................... (113,045)  (45,583)
                                                             --------  --------
Total deferred tax assets...................................   56,704    78,102
                                                             --------  --------
Deferred income tax liabilities
Goodwill amortization.......................................   32,924    23,826
Depreciation on property and equipment......................   23,780    32,860
                                                             --------  --------
Total noncurrent deferred tax liabilities...................   56,704    56,686
                                                             --------  --------
Net deferred tax assets..................................... $    --   $ 21,416
                                                             ========  ========

   Realization of deferred tax assets associated with the net operating losses ("NOLs") and foreign tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that certain of these NOLs and foreign tax credit carryforwards may expire unused and, accordingly, has established a valuation allowance against them.

   As of December 31, 1999, the Company had net operating losses of approxi-mately $263.6 million and foreign tax credits of $11.5 million that will carry over to future years to offset U.S. taxes. The foreign tax credits will begin to expire in the year 2001 and the net operating losses will begin to expire in the year 2011. The Company has recorded a valuation reserve as of December 31, 1999 for $113.0 million related to net operating losses, foreign tax cred-its and other deferred tax assets that the Company may not utilize prior to their expirations. The tax provision recorded for 1999 reflects an increase in the valuation allowance and certain international taxes.

   The gross amount of NOLs the Company may utilize on future tax returns is $236,618. The NOLs expire as follows:

      Year                                                                NOLs
      ----                                                              --------
      2011............................................................. $ 20,752
      2012.............................................................   80,233
      2018.............................................................  103,337
      2019.............................................................   59,296
                                                                        --------
                                                                        $263,618
                                                                        ========

                      AMF BOWLING, INC. AND SUBSIDIARIES

   The provision (benefit) for income taxes differs from the amount computed by applying the statutory rate of 35 percent for 1999, 1998 and 1997 to loss before taxes. The principal reasons for these differences are as follows:

                                                    1999      1998      1997
                                                  --------  --------  --------
U.S. Federal, at statutory rate.................. $(49,182) $(38,638) $(15,264)
Increase resulting from:
  Meals and entertainment........................      225       266       275
  Goodwill relating to acquisition of
   international bowling centers.................    1,751     1,755     1,658
  Disallowance of certain high yield debt........      206       187       260
  Valuation allowance............................   67,462    45,583       --
  Other, net.....................................    7,254    (1,859)      295
                                                  --------  --------  --------
Total............................................ $ 27,716  $  7,294  $(12,776)
                                                  ========  ========  ========

NOTE 11. COMMITMENTS AND CONTINGENCIES

   Bowling Centers and Bowling Products lease certain facilities and equipment under operating leases, which expire at various dates through 2016. Bowling Centers has certain ground leases, associated with several centers, which ex-pire at various dates through 2058. These leases generally contain renewal op-tions and require payments of taxes, insurance, maintenance, and other ex-penses in addition to the minimum annual rentals. Certain leases require contingent payments based on usage of equipment above certain specified lev-els. Such contingent rentals amounted to $2,430 in 1999, $1,733 in 1998 and $1,200 in 1997. Total rent expense under operating leases aggregated approxi-mately $32,892 in 1999, $31,061 in 1998 and $24,117 in 1997.

   Future minimum rental payments under the operating lease agreements as of December 31, 1999, are as follows:

      Year Ending
      December 31,
      ------------
      2000............................................................. $ 29,491
      2001.............................................................   25,788
      2002.............................................................   22,942
      2003.............................................................   20,977
      2004.............................................................   17,798
      Thereafter.......................................................  135,523
                                                                        --------
                                                                        $252,519
                                                                        ========

Litigation and Claims

   In June 1998, Harbin Hai Heng Bowling Entertainment Co. Ltd. ("Hai Heng") filed an action against a subsidiary of AMF Bowling in Heilongjing, China. Hai Heng sought to recover $3 to $4 million in damages relating to NCPs purchased from AMF. Hai Heng asserted that the poor quality of NCPs entitled Hai Heng to recover the purchase price and damages for lost profits and the cost of stor-ing the NCPs. In November 1998, the court awarded Hai Heng approximately $3.5 million. The Company appealed to the next higher court of Heilongjing Prov-ince, which issued a judgment in favor of Hai Heng for approximately $2.8 mil-lion and ordered Hai Heng to return 24 NCPs to AMF.

                      AMF BOWLING, INC. AND SUBSIDIARIES

   The Company believes Hai Heng's claim is a warranty issue and that Hai Heng is not entitled to recover the purchase price, lost profits or the cost of storage. The Company also believes that Hai Heng's claim is substantially without merit and, based on the advice of local legal counsel, believes that the judicial process leading up to the trial court's judgment involved signif-icant procedural and other legal defects. Following the award, Hai Heng began to exercise its rights to collect the judgment. The Company appealed to the Supreme People's Court in Beijing (the "Supreme Court"). The Supreme Court ac-cepted the file and told AMF's attorneys that it will hear the appeal but has not issued a written order accepting the appeal.

   Due to a number of uncertainties inherent in litigation in China, the Com-pany can give no assurance on the likelihood of success of the appeal or the ultimate outcome. However, management does not believe that the outcome will have a material adverse impact on the financial position of the Company.

   On April 22, 1999, a putative class action was filed in the United States District Court for the Southern District of New York by Vulcan International Corporation against AMF Bowling, The Goldman Sachs Group, L.P., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Cowen & Company, Schroder & Co., Inc., Richard A. Friedman and Douglas J. Stanard. The complaint has subse-quently been amended to, among other things, include additional named plain-tiffs. The plaintiffs, as putative class representatives for all persons who purchased the Common Stock in the Initial Public Offering or within 25 days of the effective date of the registration statement related to the Initial Public Offering, seek, among other things, damages and/or rescission against all de-fendants jointly and severally pursuant to Sections 11, 12 and/or 15 of the Securities Act of 1933 based on allegedly inaccurate and misleading disclo-sures in connection with and following the Initial Public Offering. Management believes that the litigation is without merit and intends to defend it vigor-ously.

   In addition, the Company currently and from time to time is subject to claims and actions arising in the ordinary course of its business, including environmental claims, discrimination claims, workers' compensation claims and personal injury claims from customers of Bowling Centers. In some actions, plaintiffs request punitive or other damages that may not be covered by insur-ance. In management's opinion, the claims and actions in which the Company is involved will not have a material adverse impact on its financial position or results of operations. However, it is not possible to predict the outcome of such claims and actions.

NOTE 12. STOCKHOLDERS' EQUITY

Stockholders' Agreement

   On April 30, 1996, AMF Bowling and the institutional stockholders of AMF Bowling (the "Stockholders") entered into a stockholders' agreement (the "Stockholders' Agreement") which regulates the relationship among AMF Bowling and the Stockholders'. The Stockholders' Agreement primarily provides for, subject to certain limitations and exceptions, the establishment and nomina-tion of the Board of Directors and an Executive Committee and guidance in the event a Stockholder determines to sell its shares of Common Stock. The forego-ing rights and obligations will terminate in the event of any merger, recapi-talization, consolidation, reorganization or other restructuring of AMF Bowl-ing as a result of which the Stockholders own less than a majority of the outstanding voting power of the entity surviving such transaction, the Stock-holders' Agreement will terminate.

Other

   The Company has 870,000 warrants outstanding and held by an affiliate of Goldman Sachs, with an exercise price of $0.01 per share, that expire in May 2006. As of December 31, 1999, no warrants had been exercised.

                      AMF BOWLING, INC. AND SUBSIDIARIES

NOTE 13. EMPLOYEE BENEFIT PLANS

   The Company has a defined contribution 401(k) plan to which U.S. employees may make voluntary contributions based on their compensation. Under the provi-sions of the plan, beginning on January 1, 1999, the Company matches 100% of the first 3% and 50% of the next 2% of employee contributions. Prior to Janu-ary 1, 1999, the Company could, at its option, match a discretionary percent-age of employee contributions. The Company may make an additional profit-shar-ing contribution as determined by the Board of Directors. Employer contributions made prior to January 1, 1999 vest 100 percent on the fifth an-niversary of employment. Employer contributions made subsequent to December 31, 1998 vest 100 percent immediately. The amounts charged to expense under this plan were $2,174 in 1999, $0 in 1998 and $1,779 in 1997.

   Certain of the Company's international operations have employee benefit plans covering selected employees. These plans vary as to the funding, includ-ing local government, employee, and employer funding. Each international oper-ation has provided for pension expense and made contributions to these plans in accordance with the requirements of the plans and local country practices. The amounts that were charged to expense under these plans aggregated $875 in 1999, $974 in 1998 and $814 in 1997.

   The Company has employment agreements with certain executives that provide for salaries and bonuses if certain operational and financial targets are met (the "Executive Employment Agreements"). The Executive Employment Agreements provide for payment of accrued compensation, continuation of certain benefits, severance payments, payment of a portion of the executive's bonus and vesting of options to purchase shares of Common Stock ("Stock Options") following ter-mination of employment by Bowling Worldwide under certain circumstances. No amounts were committed for future salaries at December 31, 1999.

1996 Stock Incentive Plan

   In connection with the Acquisition, AMF Bowling adopted a stock incentive plan (the "1996 Plan") under which AMF Bowling may grant incentive awards in the form of shares of Common Stock, Stock Options, and stock appreciation rights to certain officers, employees, consultants, and non-employee directors ("Participants") of AMF Bowling and its affiliates. The total number of shares of Common Stock reserved and available for grant under the 1996 Plan is 1,767,151. A committee of AMF Bowling's Board of Directors (the "Committee") is authorized to make grants and various other decisions under the 1996 Plan and to make determinations as to a number of the terms of awards granted under the 1996 Plan. In 1999, the Company did not grant any Stock Options under the 1996 Plan. In 1998 and 1997, the Committee granted Stock Options to Partici-pants to purchase a total of 32,000 and 702,000 shares of Common Stock, re-spectively. The 1998 Stock Options were granted at an exercise price of $1.00 per share. The 1997 Stock Options were granted at an exercise price of $10.00 per share. The Stock Options granted in 1998 vest on the one-year anniversary of the grant date. With respect to the 1997 Stock Options, twenty percent of the options vest on each of the first five anniversaries of the grant dates. Stock Options are nontransferable (except under certain limited circumstances) and, unless otherwise determined by the Committee, have a term of ten years.

   The number of Stock Options outstanding to all employees (including members of senior management), and directors under the 1996 Plan at December 31, 1999, 1998 and 1997 total 1,185,650, 1,307,250 and 1,572,000, respectively. Of the total Stock Options awarded under the 1996 Plan, 591,150 were exercisable dur-ing 1999 and 522,400 were exercisable during 1998. Of the exercisable Stock Options, none were exercised in 1999 and 67,550 were exercised in 1998 and none were exercised in 1997. Forfeited Stock Options totaled 121,600, 229,200 and 226,500 in 1999, 1998 and 1997, respectively.

   The 1996 Plan will terminate ten years after its effective date; however, awards outstanding as of such date will not be affected or impaired by such termination. AMF Bowling's Board of Directors (the "Board") and the Committee have authority to amend the 1996 Plan and awards granted thereunder, subject to the terms of the 1996 Plan.

                      AMF BOWLING, INC. AND SUBSIDIARIES

   The weighted-average fair value of 1996 Plan options granted during 1998 and 1997 is $7.07 and $6.78 per option, respectively. The 1,185,650 options outstanding at December 31, 1999 have a weighted-average exercise price of $9.76 and a weighted-average remaining contractual life of 7.0 years.

1998 Stock Incentive Plan

   Under the 1998 Stock Incentive Plan (the "1998 Plan"), AMF Bowling may grant to employees of the Company and its affiliates incentive awards ("Awards") in the form of Stock Options, stock appreciation rights and shares of Common Stock that are subject to certain terms and conditions. The total number of shares of Common Stock reserved and available for grant under the 1998 Plan is four million. In addition, shares of Common Stock that have been reserved but not issued under the 1996 Plan, and shares which are subject to awards under the 1996 Plan that expire or otherwise terminate, may be granted as Awards pursuant to the 1998 Plan. There are 513,951 shares of Common Stock under the 1996 Plan available for grant of awards under that plan.

   Shares allocated to Awards granted under the 1998 Plan which are later for-feited, expire or otherwise terminate (including shares subject to Stock Ap-preciation Rights that are exercised for cash) may again be used for Awards under the 1998 Plan. No more than 200,000 shares of Common Stock may be allo-cated to the Awards granted under the 1998 Plan to a Participant in any one year.

   In 1999 and 1998, 1,523,000 and 950,400 Stock Options, respectively were granted as Awards under the 1998 Plan. Twenty percent of the Stock Options vest on each of the first five anniversaries of the grants. The number of Stock Options outstanding to senior management, other employees, and directors under the 1998 Plan at December 31, 1999 and 1998 total 2,266,150 and 894,650, respectively. Of the total Stock Options awarded under the 1998 Plan, 156,030 were exercisable in 1999 and none were exercisable during 1998. Forfeited Stock Options totaled 151,500 in 1999 and 55,750 in 1998.

   In 1999, the chief executive officer of the Company was granted Stock Op-tions to purchase 1,000,000 shares of Common Stock (the "CEO Stock Options"). The CEO Stock Options were not granted pursuant to the 1996 Plan or the 1998 Plan but are subject to the terms of the 1998 Plan. The CEO Stock Options were granted at an exercise price of $5.28 per share. Twenty percent of the CEO Stock Options vest on the grant date and on each of the first four anniversa-ries of the grant date.

   The weighted-average fair value of 1998 Plan Stock Options and CEO Stock Options granted during 1999 and 1998 is $3.08 and $4.87 per option, respec-tively. The 3,266,150 options outstanding at December 31, 1999 have a weighted-average exercise price of $6.68 and a weighted-average remaining con-tractual life of 9.3 years.

   The 1998 Plan will terminate ten years after its effective date; however, awards outstanding as of such date will not be affected or impaired by such termination. The Board and the Committee have authority to amend the 1998 Plan and awards granted thereunder, subject to the terms of the 1998 Plan.

   The fair value of each option granted is estimated on the date of grant us-ing the Black-Scholes option- pricing model. The following weighted-average assumptions were used for grants in 1997, 1998 and 1999:

                                          Risk-Free Dividend Time of
                                            Rate     Yield   Exercise Volatility
                                          --------- -------- -------- ----------
1997.....................................   6.50%     0.00%  5 years    27.50%
1998.....................................   5.12%     0.00%  5 years    27.50%
1999.....................................   6.48%     0.00%  5 years    49.57%

                      AMF BOWLING, INC. AND SUBSIDIARIES

   In 1999, the Company granted to one executive of the Company 100,000 re-stricted shares of Common Stock (the "Restricted Stock") at a cost of $1,000 to the executive. The Restricted Stock was granted pursuant to and is governed by the 1998 Plan and is subject to the Stockholders Agreement. One-third of the Restricted Stock vests on each of the first three anniversaries of the grant. The Company will record compensation expense related to the issuance of this Common Stock over the vesting period.

   In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Com-pensation," and elected to account for its stock options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for Stock Options granted under the 1996 Plan and 1998 Plan and the CEO Stock Options been determined consistent with SFAS No. 123, the Company's net losses for 1999, 1998 and 1997 would have been increased to $164,250, $126,108 and $56,503, respectively, and the Company's basic and diluted net loss per share for 1999 would have been $2.35, basic and diluted net loss per share for 1998 would remain at $2.11 and basic and diluted net loss per share for 1997 would have been increased to $1.25.

NOTE 14. SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

   Cash paid for interest and income taxes in 1999, 1998 and 1997 was as fol-lows:

                                                          1999    1998    1997
                                                         ------- ------- -------
Interest................................................ $81,779 $76,464 $83,200
Income taxes............................................ $ 5,495 $ 5,213 $ 5,518

   Net cash used for business acquisitions in 1999, 1998 and 1997 consisted of the following:

                                                 1999      1998       1997
                                                -------  ---------  ---------
Working Capital, other than cash acquired...... $    54  $   2,822  $   6,876
Plant and equipment............................  (1,422)  (151,765)  (200,178)
Purchase price in excess of the net assets
 acquired......................................     --     (18,286)   (20,916)
Other assets...................................     (46)    (6,263)    (9,106)
Non-current liabilities........................     --         --       8,563
                                                -------  ---------  ---------
Net cash used for business acquisitions........ $(1,414) $(173,492) $(214,761)
                                                =======  =========  =========
Number of Centers acquired.....................       1         83        122

   Non-cash financing activities in 1999, 1998 and 1997 were as follows:

                                                           1999   1998   1997
                                                           ----- ------ ------
Issuance of Common Stock in connection with an
 acquisition.............................................. $ --  $1,209 $  --
Issuance of Common Stock and Stock Options in connection
 with a service contract..................................   --     --   4,028

NOTE 15. ACQUISITIONS

   Since the Acquisition and prior to December 31, 1999, AMF Bowling Centers purchased an aggregate of 263 bowling centers from various unrelated sellers. The combined net purchase price was approximately $498.9 million, and was funded with approximately $76.6 million from the sale of equity by AMF Bowl-ing, $421.1 million from available borrowing under Bowling Worldwide's then existing Acquisition Facility and current Bank Facility, and with $1.2 million from the issuance of Common Stock with respect to the acquisition of Active West, Inc. in 1998. See "Note 14. Supplemental Disclosures to the Consolidated Statements of Cash Flows" for acquisition activity by year. Subsequent to De-cember 31, 1999, the Company has not acquired any bowling centers.

                      AMF BOWLING, INC. AND SUBSIDIARIES

NOTE 16. JOINT VENTURES

   In April 1997, the Company entered into a joint venture with Hong Leong Corporation Limited, a Singapore-based conglomerate ("Hong Leong"), to build and operate bowling centers in the Asia Pacific region. The joint venture ("Hong Leong Joint Venture") is owned 50% by the Company and 50% by Hong Leong. The Hong Leong Joint Venture opened its only bowling center during No-vember 1997 in Tianjin, China. Due to the economic difficulties in the Asia Pacific region, future development of bowling centers in that region through the Hong Leong Joint Venture will not be pursued.

   In August 1997, the Company entered into a joint venture with Playcenter S.A., a Sao Paulo-based amusement and entertainment company ("Playcenter") to build and operate bowling centers in Brazil and Argentina. The joint venture ("Playcenter Joint Venture") is owned 50% by the Company and 50% by Playcenter. As of December 31, 1999, the Playcenter Joint Venture operated 12 centers in Brazil and two centers in Argentina. No additional sites for the Playcenter Joint Venture are being evaluated. The Company and Playcenter have pledged their shares of the Playcenter Joint Venture in connection with a guarantee of a third party loan to the Playcenter Joint Venture.

                      AMF BOWLING, INC. AND SUBSIDIARIES

   The Company accounts for its investments in Hong Leong Joint Venture and Playcenter Joint Venture by the equity method. The joint ventures' operations and the Company's equity in earnings of the joint ventures are presented below (in thousands, unaudited):

                                                   Joint Venture
                                                 -------------------
                                                  Hong
Joint Venture Operations                          Leong   Playcenter  Total
------------------------                         -------  ---------- --------
Year Ended December 31, 1997:
Operating revenue............................... $   297   $  4,894  $  5,191
Operating income (loss).........................      15     (1,215)   (1,200)
Income (loss) before income taxes...............      15     (1,546)   (1,531)
Net income (loss) after income taxes............       1     (1,608)   (1,607)

Year Ended December 31, 1998:
Operating revenue............................... $ 1,658   $ 16,082  $ 17,740
Operating loss..................................    (969)    (4,851)   (5,820)
Loss before income taxes........................  (1,159)    (8,637)   (9,796)
Net loss after income taxes.....................  (1,159)    (8,661)   (9,820)

Year Ended December 31, 1999:
Operating revenue............................... $   967   $  9,456  $ 10,423
Operating loss..................................    (686)    (3,424)   (4,110)
Loss before income taxes........................    (861)   (14,558)  (15,419)
Net loss after income taxes.....................    (861)   (14,560)  (15,421)
                                                   Joint Venture
                                                 -------------------
                                                  Hong
AMF Equity in Earnings                            Leong   Playcenter  Total
----------------------                           -------  ---------- --------
AMF equity in income (loss)..................... $   --    $   (804) $   (804)
Elimination of 50% gross profit on sales to
 joint ventures.................................    (354)      (204)     (558)
                                                 -------   --------  --------
Balance December 31, 1997.......................    (354)    (1,008)   (1,362)
                                                 -------   --------  --------
AMF equity in loss..............................    (579)    (4,330)   (4,909)
Amortization of excess investment...............     --      (3,298)   (3,298)
                                                 -------   --------  --------
Balance December 31, 1998....................... $  (933)  $ (8,636) $ (9,569)
                                                 -------   --------  --------
AMF equity in loss..............................    (431)    (7,280)   (7,711)
Amortization of excess investment...............     --     (10,937)  (10,937)
                                                 -------   --------  --------
Balance December 31, 1999....................... $(1,364)  $(26,853) $(28,217)
                                                 =======   ========  ========

                      AMF BOWLING, INC. AND SUBSIDIARIES

   The joint ventures' financial position as of December 31, 1999 and 1998, and the Company's investments in the joint ventures and amounts due from Playcenter Joint Venture as of December 31, 1999 and 1998, are presented below (in thousands, unaudited):

      Joint Venture Financial Position                          1999     1998
      --------------------------------                        --------  -------
      Current assets......................................... $  1,387  $ 1,815
      Non-current assets.....................................   17,035   25,655
      Current liabilities....................................    5,600    2,265
      Non-current liabilities................................   30,363   24,401
      Stockholders' equity (deficit).........................  (17,540)     804
      Investments/Amounts due from Joint Ventures               1999     1998
      -------------------------------------------             --------  -------
      Investments in joint ventures.......................... $(14,130) $ 4,401
      Notes receivable due from joint ventures...............    4,085    3,948
      Loan to joint venture..................................   10,493    9,087
      Total investment/due from joint ventures............... $    448  $17,436

   The Company's investment in Playcenter Joint Venture includes the unamor-tized excess of the Company's investment over its equity in the joint ven-ture's net assets. This excess is being amortized over a period not to exceed the estimated life of the joint venture of five years. The note receivable due from Playcenter Joint Venture represents the balance due for sales of equip-ment to the joint venture through a Brazilian distributor. The balance due on the equipment sales and the loan to Playcenter Joint Venture bear interest at 12% through November 21, 1997 and 8% thereafter. Principal and interest will be repaid to the Company by the joint venture from its operating cash flow.

                       AMF BOWLING, INC. AND SUBSIDIARIES

NOTE 17. BUSINESS SEGMENTS

   The Company operates in two major lines of business: operation of bowling centers and manufacturing and sale of bowling and related products. Information concerning operations in these business segments for 1999, 1998 and 1997 is presented below (in millions):

                              Bowling Centers         Bowling Products
                          ------------------------ -----------------------
                                  Inter-    Sub-            Inter-   Sub-              Elim-
                           U.S.  national  total    U.S.   national total   Corporate inations  Total
                          ------ -------- -------- ------  -------- ------  --------- -------- --------
Year Ended December 31,
 1999:
 Revenue from
  unaffiliated
  customers.............  $461.0  $124.7  $  585.7 $ 68.1   $ 78.9  $147.0   $  --     $  --   $  732.7
 Intersegment sales.....     --      --        --    18.1      4.2    22.3      --      (22.3)      --
 Operating income
  (loss)................    11.0     8.6      19.6  (33.4)   (10.1)  (43.5)   (24.9)      1.3     (47.5)
 Identifiable assets....   810.4   315.8   1,126.2  607.6     64.3   671.9     28.0       3.5   1,829.6
 Depreciation and
  amortization..........    84.2    25.2     109.4   22.2      1.4    23.6      2.2      (1.6)    133.6
 Capital expenditures...    34.1     9.4      43.5    7.9      0.4     8.3      0.3       --       52.1
 Research and
  development expense...     --      --        --     0.3      --      0.3      --        --        0.3

Year Ended December 31,
 1998:
 Revenue from
  unaffiliated
  customers(a)..........  $423.8  $115.4  $  539.2 $ 83.2   $114.0  $197.2   $  --     $  --   $  736.4
 Intersegment sales.....     --      --        --    10.9      4.4    15.3      --      (15.3)      --
 Operating income
  (loss)(a).............    28.4    12.1      40.5   (7.8)    (4.0)  (11.8)   (20.1)      1.0       9.6
 Identifiable assets....   883.3   350.1   1,233.4  625.4     80.7   706.1     38.3       2.2   1,980.0
 Depreciation and
  amortization..........    77.8    19.6      97.4   21.1      1.4    22.5      2.3      (1.6)    120.6
 Capital expenditures...    46.9    10.0      56.9    8.5      1.0     9.5      0.2       --       66.6
 Research and
  development expense...     --      --        --     0.1      --      0.1      --        --        0.1

Year Ended December 31,
 1997:
 Revenue from
  unaffiliated
  customers.............  $324.7  $104.4  $  429.1 $105.7   $178.9  $284.6   $  --     $  --   $  713.7
 Intersegment sales.....     --      --        --     9.4      5.3    14.7      --      (14.7)      --
 Operating income
  (loss)................    36.5    11.1      47.6   36.6     14.4    51.0    (16.8)      1.1      82.9
 Identifiable assets....   810.5   309.1   1,119.6  631.1     69.9   701.0     10.3       1.2   1,832.1
 Depreciation and
  amortization..........    64.3    18.5      82.8   18.6      1.2    19.8      1.4      (1.5)    102.5
 Capital expenditures...    33.4     6.0      39.4    8.1      1.1     9.2      8.6      (0.5)     56.7
 Research and
  development expense...     --      --        --     0.9      --      0.9      --        --        0.9

--------
(a) Certain amounts have been reclassified to conform to current year presenta-tion.

                      AMF BOWLING, INC. AND SUBSIDIARIES

NOTE 18. GEOGRAPHIC SEGMENTS

   Information about the Company's operations in different geographic areas for 1999, 1998 and 1997, and identifiable assets at December 31, 1999 and 1998, are presented below:

                             Operating Revenue             Operating Income         Identifiable Assets
                         ----------------------------  --------------------------  ---------------------
                           1999      1998      1997      1999     1998     1997       1999       1998
                         --------  --------  --------  --------  -------  -------  ---------- ----------
United States........... $547,200  $517,900  $439,800  $(47,300) $   500  $56,300  $1,443,300 $1,547,000
Australia...............   54,800    48,900    49,500     6,300    6,400    6,700     109,900    110,500
Canada..................    3,000       800       600       200     (200)    (100)      2,300      3,300
China including Hong
 Kong...................   19,500    33,500    82,400    (5,700)  (3,200)   8,300      21,300     28,000
Japan...................   22,400    34,200    54,700      (800)    (200)   4,500      24,200     31,600
Korea...................    3,500     6,400    14,100    (1,600)    (900)     200       8,100      9,900
Mexico..................   12,200    10,700     8,800     1,600    1,600    1,300      14,800     13,000
Middle East.............    1,300       700       700      (400)    (200)     --          700      1,000
Other European
 countries..............   24,000    28,300    21,300    (1,400)  (1,200)    (900)     27,600     37,700
Spain...................    5,000     4,100     3,300      (100)    (200)    (200)      3,900      5,100
Sweden..................    7,900     6,500     9,100       700      500    1,300       3,300      2,100
United Kingdom..........   54,200    59,700    44,100      (300)   5,700    4,400     164,000    188,600
Eliminations............  (22,300)  (15,300)  (14,700)    1,300    1,000    1,100       3,500      2,200
                         --------  --------  --------  --------  -------  -------  ---------- ----------
                         $732,700  $736,400  $713,700  $(47,500) $ 9,600   82,900  $1,826,900 $1,980,000
                         ========  ========  ========  ========  =======  =======  ========== ==========

   Operating revenue for the U.S. Bowling Products operation has been reduced by $42,185 in 1999, $75,991 in 1998 and $104,900 in 1997 to reflect the elimi-
nation of intracompany sales between the U.S. Bowling products operation and the Bowling Products international sales and service branches. Operating in-come for the U.S. Bowling Products operation has been increased by $1,488 in 1999, $148 in 1998 and $2,300 in 1997 to reflect the elimination of intracom-pany gross profit between the U.S. Bowling Products operations and the Bowling Products international sales and service branches. Identifiable assets for the international sales and service branches have been reduced by $1,549 at Decem-ber 31, 1999 and $3,037 at December 31, 1998 to reflect the elimination of in-tracompany gross profit in inventory between the U.S. Bowling Products opera-tions and the Bowling Products international sales and service branches.

NOTE 19. RELATED PARTIES

   Goldman Sachs and its affiliates have certain interests in the Company. Goldman Sachs and its affiliates together currently beneficially own a major-ity of the outstanding voting equity of AMF Bowling. Goldman Sachs also owns 870,000 warrants to purchase shares of Common Stock. The warrants were issued in connection with the Acquisition at an exercise price of $0.01 per share and expire in May 2006. In addition, Goldman Sachs was the initial purchaser of the Subsidiary Notes of the Company in connection with the Acquisition. Rich-ard A. Friedman and Terence M. O'Toole, each of whom is a Managing Director of Goldman Sachs, and Peter M. Sacerdote, who is a limited partner of The Goldman Sachs Group, L.P., are directors of AMF Bowling, AMF Group Holdings and Bowl-ing Worldwide. Goldman Sachs, thus, is deemed to be an "affiliate" of the Com-pany. Goldman Sachs received an underwriting discount of approximately $19.0 million in connection with the purchase and resale of the Subsidiary Notes. In addition, Goldman Sachs was reimbursed its expenses and is indemnified in con-nection with its services.

   Under the Credit Agreement, Goldman Sachs Credit Partners, L.P., acted as Syndication Agent; Goldman Sachs Credit Partners, L.P., and Citicorp Securi-ties, Inc., acted as Arrangers; Citibank, N.A. is acting as Administrative Agent and Citicorp USA, Inc. is acting as Collateral Agent. Goldman Sachs Credit Partners, L.P., was

                      AMF BOWLING, INC. AND SUBSIDIARIES
also a lender under the bank credit agreement. Total fees and reimbursable ex-penses payable to Goldman Sachs Credit Partners, L.P. in connection with its services under the Credit Agreement aggregated approximately $10.7 million, and such entity was reimbursed for expenses in connection with such services. Goldman Sachs also received a cash fee of $5.0 million from the Company in connection with the Acquisition and was reimbursed for related expenses.

   Goldman Sachs acted as the Company's lead underwriter in connection with the Initial Public Offering. Underwriting discounts paid to the entire under-writing syndicate in the Initial Public Offering totaled $18.9 million.

   In 1997, the Company paid a fee of $0.3 million to Goldman Sachs for its representation of the Company in connection with the Company's lease of its new bowling center at Chelsea Piers in New York.

   In 1998, Goldman Sachs was an initial purchaser in connection with the De-benture offering, for which the Company paid Goldman Sachs approximately $5.4 million.

NOTE 20. RECENT ACCOUNTING PRONOUNCEMENTS

   Effective for the quarter ended March 31, 2001, the Company will be re-quired to adopt Statement of Financial Accounting Standards No. 133 "Account-ing for Derivative Instruments and Hedging Activities." The Company does not expect that adoption of this standard will have a material impact on the Company's financial position or results of operations.

NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

   The following condensed consolidating information presents:

  . Condensed consolidating balance sheets as of December 31, 1999 and 1998, and condensed consolidating statements of operations and cash flows for 1999, 1998 and 1997.

  .Elimination entries necessary to combine the entities comprising AMF Bowl-ing.

   The Subsidiary Notes are jointly and severally guaranteed on a full and un-conditional basis by the Guarantors. Third-tier subsidiaries of Bowling World-wide, all of which are wholly owned subsidiaries of AMF Worldwide Bowling Cen-ters Holdings Inc., a second-tier subsidiary of Bowling Worldwide, have not provided guarantees (the "Non-Guarantors").

                       AMF BOWLING, INC. AND SUBSIDIARIES

       NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

                       AMF BOWLING, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATING BALANCE SHEET

                            As of December 31, 1999
                                  (Unaudited)
                                 (In Thousands)

                                               Non-
                                 Guarantor   Guarantor
                                 Companies   Companies  Eliminations  Consolidated
                                 ----------  ---------  ------------  ------------
             ASSETS
             ------
 Current Assets:
   Cash and cash equivalents...  $   18,632  $  17,111  $       --     $   35,743
   Accounts and notes
    receivable, net of
    allowance for doubtful
    accounts...................      62,795        380          --         63,175
   Accounts receivable--
    intercompany...............      13,886      9,452      (23,338)          --
   Inventories.................      52,404      1,095          --         53,499
   Deferred taxes and other....       9,567      5,309          --         14,876
                                 ----------  ---------  -----------    ----------
     Total current assets......     157,284     33,347      (23,338)      167,293
 Notes receivable--
  intercompany.................      48,194      5,663      (53,857)
 Property and equipment, net...     747,672     57,451        1,302       806,425
 Investment in subsidiaries....      17,234    624,203     (641,437)          --
 Goodwill and other assets.....     826,138     27,046          --        853,184
                                 ----------  ---------  -----------    ----------
     Total assets..............  $1,796,522  $ 747,710  $  (717,330)   $1,826,902
                                 ==========  =========  ===========    ==========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
 -----------------------------
 Current liabilities:
   Accounts payable............      35,272         24          --         35,296
   Accounts payable--
    intercompany...............       9,452     13,886      (23,338)          --
   Accrued expenses............      62,878      8,906          --         71,784
   Income taxes payable........      (1,821)     5,271          --          3,450
   Current portion of long-term
    debt.......................      34,250        --           --         34,250
                                 ----------  ---------  -----------    ----------
     Total current
      liabilities..............     140,031     28,087      (23,338)      144,780
 Long-term debt, less current
  portion......................     997,349    189,633          --      1,186,982
 Notes payable--intercompany...       5,663     48,194      (53,857)          --
 Other long-term liabilities...       3,870      1,334          --          5,204
                                 ----------  ---------  -----------    ----------
     Total liabilities.........   1,146,913    267,248      (77,195)    1,336,966
                                 ----------  ---------  -----------    ----------
 Commitments and contingencies
 Stockholders' equity:
   Common stock................         --         836          --            836
   Paid-in capital.............   1,047,782    897,907   (1,040,079)      905,610
   Retained deficit............    (382,849)  (402,949)     384,612      (401,186)
   Accumulated other
    comprehensive income.......     (15,324)   (15,332)      15,332       (15,324)
                                 ----------  ---------  -----------    ----------
     Total stockholders'
      equity...................     649,609    480,462     (640,135)      489,936
                                 ----------  ---------  -----------    ----------
     Total liabilities and
      stockholders' equity.....  $1,796,522  $ 747,710  $  (717,330)   $1,826,902
                                 ==========  =========  ===========    ==========

                       AMF BOWLING, INC. AND SUBSIDIARIES

       NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

                       AMF BOWLING, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATING BALANCE SHEET

                            As of December 31, 1998
                                  (Unaudited)
                                 (In Thousands)

                                               Non-
                                 Guarantor   Guarantor
                                 Companies   Companies  Eliminations  Consolidated
                                 ----------  ---------  ------------  ------------
             ASSETS
             ------
 Current assets:
   Cash and cash equivalents...  $   19,843  $  13,159  $       --     $   33,002
   Accounts and notes
    receivable, net of
    allowance for doubtful
    accounts...................      81,999        436          --         82,435
   Accounts receivable--
    intercompany...............       9,690      7,374      (17,064)          --
   Inventories.................      63,710      1,025          --         64,735
   Deferred taxes and other....      18,145      5,815          --         23,960
                                 ----------  ---------  -----------    ----------
     Total current assets......     193,387     27,809      (17,064)      204,132
 Notes receivable--
  intercompany.................      43,817      5,663      (49,480)          --
 Property and equipment, net...     794,550     78,255        1,180       873,985
 Investment in subsidiaries....      21,805    781,094     (802,899)          --
 Goodwill and other assets.....     879,316     22,541          --        901,857
                                 ----------  ---------  -----------    ----------
     Total assets..............  $1,932,875  $ 915,362  $  (868,263)   $1,979,974
                                 ==========  =========  ===========    ==========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
 -----------------------------
 Current liabilities:
   Accounts payable............      31,157      2,755          --         33,912
   Accounts payable--
    intercompany...............       7,374      9,690      (17,064)          --
   Accrued expenses............      49,984     11,825          --         61,809
   Income taxes payable........       1,486      3,903          --          5,389
 Current portion of long-term
  debt.........................      32,375        --           --         32,375
                                 ----------  ---------  -----------    ----------
     Total current
      liabilities..............     122,376     28,173      (17,064)      133,485
 Long-term debt, less current
  portion......................     997,713    313,876          --      1,311,589
 Notes payable--intercompany...       5,663     43,817      (49,480)          --
 Other long-term liabilities...       4,224      1,041          --          5,265
                                 ----------  ---------  -----------    ----------
     Total liabilities.........   1,129,976    386,907      (66,544)    1,450,339
                                 ----------  ---------  -----------    ----------
 Commitments and contingencies
 Stockholders' equity:
   Common stock................         --         597          --            597
   Paid-in capital.............   1,003,441    747,301   (1,001,437)      749,305
   Retained deficit............    (181,217)  (200,118)     180,393      (200,942)
   Accumulated other
    comprehensive loss.........     (19,325)   (19,325)      19,325       (19,325)
                                 ----------  ---------  -----------    ----------
     Total stockholders'
      equity...................     802,899    528,455     (801,719)      529,635
                                 ----------  ---------  -----------    ----------
     Total liabilities and
      stockholders' equity.....  $1,932,875  $ 915,362  $  (868,263)   $1,979,974
                                 ==========  =========  ===========    ==========

                       AMF BOWLING, INC. AND SUBSIDIARIES

       NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1999
                                  (Unaudited)
                                 (In Thousands)

                                             Non-
                                Guarantor  Guarantor
                                Companies  Companies  Eliminations Consolidated
                                ---------  ---------  ------------ ------------
Operating revenue.............  $ 673,071  $  60,776   $  (1,095)   $ 732,752
                                ---------  ---------   ---------    ---------
Operating expenses:
  Cost of goods sold..........    171,173      6,764        (733)     177,204
  Bowling center operating
   expenses...................    332,228     41,566        (360)     373,434
  Selling, general, and
   administrative expenses....     75,273      4,158         --        79,431
  Restructuring and asset
   impairment charges.........     16,658        --          --        16,658
  Depreciation and
   amortization...............    121,272     12,381        (122)     133,531
                                ---------  ---------   ---------    ---------
    Total operating expenses..    716,604     64,869      (1,215)     780,258
                                ---------  ---------   ---------    ---------
Operating income (loss).......    (43,533)    (4,093)        120      (47,506)

Nonoperating expenses
 (income):
  Interest expense............    109,780     18,476         --       128,256
  Other expenses, net.........      3,241      3,525         --         6,766
  Interest income.............     (1,869)      (928)        --        (2,797)
  Equity in loss (income) of
   subsidiaries...............      3,849    197,284    (201,133)         --
                                ---------  ---------   ---------    ---------
    Total nonoperating
     expenses.................    115,001    218,357    (201,133)     132,225
                                ---------  ---------   ---------    ---------
Loss before income taxes......   (158,534)  (222,450)    201,253     (179,731)
Provision for income taxes....     23,951      3,765         --        27,716
                                ---------  ---------   ---------    ---------
Net loss before equity in loss
 of joint ventures and
 extraordinary item...........   (182,485)  (226,215)    201,253     (207,447)
Equity in loss of joint
 ventures.....................    (18,648)       --          --       (18,648)
                                ---------  ---------   ---------    ---------
Net loss before extraordinary
 item.........................   (201,133)  (226,215)    201,253     (226,095)
Extraordinary item............        --      63,861         --        63,861
                                ---------  ---------   ---------    ---------
    Net loss..................  $(201,133) $(162,354)  $ 201,253    $(162,234)
                                =========  =========   =========    =========

                       AMF BOWLING, INC. AND SUBSIDIARIES

       NOTE 21.  CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (continued)

                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1998
                                  (Unaudited)
                                 (In Thousands)

                                             Non-
                                Guarantor  Guarantor
                                Companies  Companies  Eliminations Consolidated
                                ---------  ---------  ------------ ------------
Operating revenue.............  $ 681,032  $  56,087   $    (746)   $ 736,373
                                ---------  ---------   ---------    ---------
Operating expenses:
  Cost of goods sold..........    196,376      6,347        (499)     202,224
  Bowling center operating
   expenses...................    306,771     31,641        (247)     338,165
  Selling, general, and
   administrative expenses....     56,538      9,277         --        65,815
  Depreciation and
   amortization...............    113,558      7,251        (172)     120,637
                                ---------  ---------   ---------    ---------
    Total operating expenses..    673,243     54,516        (918)     726,841
                                ---------  ---------   ---------    ---------
Operating income..............      7,789      1,571         172        9,532

Nonoperating expenses
 (income):
  Interest expense............    100,804     13,858         --       114,662
  Other expenses, net.........      4,851      2,804         --         7,655
  Interest income.............     (1,689)      (703)        --        (2,392)
  Equity in (income) loss of
   subsidiaries...............       (249)   107,248    (106,999)         --
                                ---------  ---------   ---------    ---------
    Total nonoperating
     expenses.................    103,717    123,207    (106,999)     119,925
                                ---------  ---------   ---------    ---------
Loss before income taxes......    (95,928)  (121,636)    107,171     (110,393)
Provision for income taxes....      2,864      4,430         --         7,294
                                ---------  ---------   ---------    ---------
Net loss before equity in loss
 of joint ventures............    (98,792)  (126,066)    107,171     (117,687)
Equity in loss of joint
 ventures.....................     (8,207)       --          --        (8,207)
                                ---------  ---------   ---------    ---------
    Net loss..................  $(106,999) $(126,066)  $ 107,171    $(125,894)
                                =========  =========   =========    =========

                       AMF BOWLING, INC. AND SUBSIDIARIES

        NOTE 21. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1997
                                  (Unaudited)
                                 (In Thousands)

                                             Non-
                                Guarantor  Guarantor
                                Companies  Companies  Eliminations Consolidated
                                ---------  ---------  ------------ ------------
Operating revenue.............  $673,714   $ 42,205     $ (2,251)    $713,668
                                --------   --------     --------     --------
Operating expenses:
  Cost of goods sold..........   207,820      6,230       (1,506)     212,544
  Bowling center operating
   expenses...................   229,629     22,188         (611)     251,206
  Selling, general, and
   administrative expenses....    61,421      3,125          --        64,546
  Depreciation and
   amortization...............    96,812      5,826         (191)     102,447
                                --------   --------     --------     --------
    Total operating expenses..   595,682     37,369       (2,308)     630,743
                                --------   --------     --------     --------
Operating income..............    78,032      4,836           57       82,925

Nonoperating expenses
 (income):
  Interest expense............   117,804        581          --       118,385
  Other expenses, net.........     6,054      2,225        1,827       10,106
  Interest income.............    (1,631)      (323)         --        (1,954)
  Equity in loss of
   subsidiaries...............     1,043     53,336      (54,379)         --
                                --------   --------     --------     --------
    Total nonoperating
     expenses.................   123,270     55,819      (52,552)     126,537
                                --------   --------     --------     --------
Income (loss) before income
 taxes........................   (45,238)   (50,983)      52,609      (43,612)
Provision (benefit) for income
 taxes........................   (15,587)     2,811          --       (12,776)
                                --------   --------     --------     --------
Net loss before equity in loss
 of joint ventures and
 extraordinary items..........   (29,651)   (53,794)      52,609      (30,836)
Equity in loss of joint
 ventures.....................    (1,362)       --           --        (1,362)
                                --------   --------     --------     --------
Net loss before extraordinary
 items........................   (31,013)   (53,794)      52,609      (32,198)
Extraordinary items...........   (23,366)       --           --       (23,366)
                                --------   --------     --------     --------
    Net loss..................  $(54,379)  $(53,794)    $ 52,609     $(55,564)
                                ========   ========     ========     ========

                       AMF BOWLING, INC. AND SUBSIDIARIES

        NOTE 21. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                      For the Year Ended December 31, 1999
                                  (Unaudited)
                                 (In Thousands)

                                            Non-
                               Guarantor  Guarantor
                               Companies  Companies  Eliminations Consolidated
                               ---------  ---------  ------------ ------------
Cash flows from operating
 activities:
  Net loss.................... $(201,133) $(162,354)  $ 201,253    $(162,234)
Adjustments to reconcile net
 loss to net cash provided by
 (used in) operating
 activities:
  Depreciation and
   amortization...............   121,272     12,381        (122)     133,531
  Equity in loss of joint
   ventures...................    18,648        --          --        18,648
  Extraordinary item..........       --     (63,861)        --       (63,861)
  Deferred income taxes.......    20,557        (90)        --        20,467
  Amortization of bond
   discount...................    26,873     17,019         --        43,892
  Equity in loss of
   subsidiaries...............     3,849    197,284    (201,133)         --
  Loss on the sale of property
   and equipment, net.........     2,561        --          --         2,561
  Loss on impairment of
   assets.....................     8,118        --          --         8,118
  Changes in assets and
   liabilities:
    Accounts and notes
     receivable, net..........    11,389         14         --        11,403
    Receivables and payables--
     affiliates...............       978       (978)        --           --
    Inventories...............    11,038       (126)        --        10,912
    Other assets..............     2,495     (1,234)        --         1,261
    Accounts payable and
     accrued expenses.........    14,166     (3,893)        --        10,273
    Income taxes payable......    (4,501)     1,433         --       (3,068)
    Other long-term
     liabilities..............       777        --          --           777
                               ---------  ---------   ---------    ---------
  Net cash provided by (used
   in) operating activities...    37,087     (4,405)         (2)      32,680
                               ---------  ---------   ---------    ---------
Cash flows from investing
 activities:
  Acquisitions of operating
   units, net of cash
   acquired...................    (1,414)       --          --        (1,414)
  Investment in subsidiary....       --     (34,731)     34,731          --
  Purchases of property and
   equipment..................   (48,867)    (3,222)          2      (52,087)
  Proceeds from sale of
   property and equipment.....     1,117        911         --         2,028
                               ---------  ---------   ---------    ---------
    Net cash used in investing
     activities...............   (49,164)   (37,042)     34,733      (51,473)
                               ---------  ---------   ---------    ---------
Cash flows from financing
 activities:
  Proceeds from long-term
   debt, net of deferred
   financing costs............    81,000        --          --        81,000
  Payment on long-term debt...  (106,373)       --          --      (106,373)
  Early extinguishment of
   debt.......................       --     (72,000)        --       (72,000)
  Repurchase of common
   shares.....................       --        (180)        --          (180)
  Issuance of common shares
   net of offering costs......       --     118,714         --       118,714
  Payments of noncompete
   obligations................      (289)       --          --          (289)
  Capital contribution........    34,731        --      (34,731)         --
                               ---------  ---------   ---------    ---------
    Net cash provided by
     financing activities.....     9,069     46,534     (34,731)      20,872
                               ---------  ---------   ---------    ---------
    Effect of exchange rates
     on cash..................     1,797     (1,135)        --           662
                               ---------  ---------   ---------    ---------
    Net (decrease) increase in
     cash.....................    (1,211)     3,952         --         2,741
    Cash and cash equivalents
     at beginning of period...    19,843     13,159         --        33,002
                               ---------  ---------   ---------    ---------
    Cash and cash equivalents
     at end of period......... $  18,632  $  17,111   $     --     $  35,743
                               =========  =========   =========    =========

                       AMF BOWLING, INC. AND SUBSIDIARIES

        NOTE 21. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                      For the Year Ended December 31, 1998
                                  (Unaudited)
                                 (In Thousands)

                                            Non-
                               Guarantor  Guarantor
                               Companies  Companies  Eliminations Consolidated
                               ---------  ---------  ------------ ------------
Cash flows from operating
 activities:
  Net loss.................... $(106,999) $(126,066)  $ 107,171    $(125,894)
Adjustments to reconcile net
 loss to net cash (used in)
 provided by operating
 activities:
  Depreciation and
   amortization...............   113,558      7,251        (172)     120,637
  Equity in loss of joint
   ventures...................     8,207        --          --         8,207
  Deferred income taxes.......      (243)       --          --          (243)
  Amortization of bond
   discount...................    23,965     12,732         --        36,697
  Equity in loss of
   subsidiaries...............      (249)   107,248    (106,999)         --
  Loss on the sale of property
   and equipment, net.........     8,953         (5)        --         8,948
  Changes in assets and
   liabilities:
    Accounts and notes
     receivable, net..........   (11,129)       976         --       (10,153)
    Receivables and payables--
     affiliates...............   (22,873)    22,873         --           --
    Inventories...............    (6,982)       (87)        --        (7,069)
    Other assets..............    (1,781)   (18,071)        --       (19,852)
    Accounts payable and
     accrued expenses.........   (14,474)     4,943         --        (9,531)
    Income taxes payable......    (1,875)     1,661         --          (214)
    Other long-term
     liabilities..............       (73)       --          --           (73)
                               ---------  ---------   ---------    ---------
  Net cash (used in) provided
   by operating activities....   (11,995)    13,455         --         1,460
                               ---------  ---------   ---------    ---------
Cash flows from investing
 activities:
  Acquisitions of operating
   units, net of cash
   acquired...................  (124,054)   (49,438)        --      (173,492)
  Investment in subsidiary....       --    (255,587)    255,587           --
  Investments in and advances
   to joint ventures..........    (5,643)       --          --        (5,643)
  Purchases of property and
   equipment..................   (62,872)    (3,767)        --       (66,639)
  Proceeds from sale of
   property and equipment.....     3,811        --          --         3,811
                               ---------  ---------   ---------    ---------
    Net cash used in investing
     activities...............  (188,758)  (308,792)    255,587     (241,963)
                               ---------  ---------   ---------    ---------
Cash flows from financing
 activities:
  Proceeds from long-term
   debt, net of deferred
   financing costs............   213,369    324,141         --       537,510
  Payment on long-term debt...  (278,988)   (22,997)        --      (301,985)
  Issuance of common shares...       --          44         --            44
  Payments of noncompete
   obligations................      (677)       --          --          (677)
  Capital contribution........   255,587        --     (255,587)         --
                               ---------  ---------   ---------    ---------
    Net cash provided by
     financing activities.....   189,291    301,188    (255,587)     234,892
                               ---------  ---------   ---------    ---------
    Effect of exchange rates
     on cash..................    (2,152)     4,975         --         2,823
                               ---------  ---------   ---------    ---------
    Net (decrease) increase in
     cash.....................   (13,614)    10,826         --        (2,788)
    Cash and cash equivalents
     at beginning of period...    33,457      2,333         --        35,790
                               ---------  ---------   ---------    ---------
    Cash and cash equivalents
     at end of period......... $  19,843  $  13,159   $     --     $  33,002
                               =========  =========   =========    =========

                       AMF BOWLING, INC. AND SUBSIDIARIES

        NOTE 21. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 1997
                                  (Unaudited)
                                 (In Thousands)

                                            Non-
                               Guarantor  Guarantor
                               Companies  Companies  Eliminations Consolidated
                               ---------  ---------  ------------ ------------
Cash flows from operating
 activities:
  Net loss.................... $(54,379)  $(53,794)   $  52,609     $(55,564)
Adjustments to reconcile net
 loss to net cash provided by
 operating activities:
  Depreciation and
   amortization...............   96,812      5,826         (191)     102,447
  Equity loss in joint
   ventures...................    1,362                                1,362
  Extraordinary item..........   23,366        --           --        23,366
  Deferred income taxes.......  (20,227)         6          --       (20,221)
  Amortization of bond
   discount...................   33,562        --           --        33,562
  Equity in loss of
   subsidiaries...............    1,043     53,336      (54,379)         --
  Dividends from guarantor
   companies..................     (500)       500          --           --
  Dividends from non-guarantor
   companies..................    1,327     (1,327)         --           --
  Loss on the sale of property
   and equipment, net.........    4,417         29          --         4,446
  Changes in assets and
   liabilities:
    Accounts and notes
     receivable...............  (25,218)      (875)         --       (26,093)
    Receivables and payables--
     affiliates...............  (12,745)    12,745          --           --
    Inventories...............  (16,570)      (401)         --       (16,971)
    Other assets..............  (13,375)    (1,797)       2,275      (12,897)
    Accounts payable and
     accrued expenses.........   14,522      3,260          --        17,782
    Income taxes payable......   (1,152)     1,754          --           602
    Other long-term
     liabilities..............   (4,089)       --           --        (4,089)
                               --------   --------    ---------     --------
  Net cash provided by
   operating activities.......   28,156     19,262          314       47,732
                               --------   --------    ---------     --------
Cash flows from investing
 activities:
  Acquisitions of operating
   units, net of cash
   acquired................... (197,271)   (17,490)         --      (214,761)
  Investment in subsidiary....      --    (315,671)     315,671          --
  Investments in and advances
   to joint ventures..........  (21,361)       --           --       (21,361)
  Purchases of property and
   equipment..................  (53,911)    (2,926)         134      (56,703)
  Proceeds from sale of
   property and equipment.....    4,123         57          --         4,180
                               --------   --------    ---------     --------
    Net cash provided by (used
     in) investing
     activities............... (268,420)  (336,030)     315,805     (288,645)
                               --------   --------    ---------     --------
Cash flows from financing
 activities:
  Proceeds from long-term
   debt, net of deferred
   financing costs............  231,406      9,000          --       240,406
  Payment on long-term debt... (176,672)    (9,000)         --      (185,672)
  Early extinguishment of
   debt....................... (118,949)       --           --      (118,949)
  Repurchase of common
   shares.....................      --        (500)         --          (500)
  Issuance of common shares...      --     279,071          --       279,071
  Payments of noncompete
   obligations................     (647)       --           --          (647)
  Prepayment penalty..........  (14,571)       --           --       (14,571)
  Capital Contribution........  315,671     37,048     (316,119)      36,600
                               --------   --------    ---------     --------
    Net cash provided by
     financing activities.....  236,238    315,619     (316,119)     235,738
                               --------   --------    ---------     --------
    Effect of exchange rates
     on cash..................   (2,183)      (420)         --        (2,603)
                               --------   --------    ---------     --------
    Net decrease in cash......   (6,209)    (1,569)         --        (7,778)
    Cash and cash equivalents
     at beginning of period...   39,660      3,908          --        43,568
                               --------   --------    ---------     --------
    Cash and cash equivalents
     at end of period......... $ 33,451   $  2,339    $     --      $ 35,790
                               ========   ========    =========     ========

                      AMF BOWLING, INC. AND SUBSIDIARIES

                            SELECTED QUARTERLY DATA

                                              Quarters Ended
                               ------------------------------------------------
                                 Mar 31      Jun 30      Sep 30       Dec 31
                                 ------      ------      ------       ------
                                               (unaudited)
                               (dollars in millions, except per share data)
Net sales...............  1999 $    202.6  $    161.1  $     182.8  $    186.2
                          1998      187.3       161.8        172.1       215.2
                          1997      157.6       160.5        187.5       208.1
Operating income
 (loss).................  1999 $     21.6  $    (16.1) $     (55.7) $      2.5
                          1998       26.3       (12.6)       (13.1)        9.0
                          1997       29.7        12.7         17.5        23.0
Net income (loss) before
 extraordinary items....  1999 $    (18.7) $    (54.1) $    (109.5) $    (43.8)
                          1998       (0.6)      (35.8)       (35.6)      (53.9)
                          1997        0.1       (12.3)       (10.2)       (9.8)
Extraordinary items, net
 of tax(a)(b)...........  1999        --   $      --   $      64.5  $     (0.6)
                          1998        --          --           --          --
                          1997        --          --           --        (23.4)

Net income (loss).......  1999 $    (18.7) $    (54.1) $     (45.0) $    (44.4)
                          1998       (0.6)      (35.8)       (35.6)      (53.9)
                          1997        0.1       (12.3)       (10.2)      (33.2)
Net income (loss) per
 share before
 extraordinary
 items(c)...............  1999 $    (0.31) $    (0.91) $     (1.43) $    (0.52)
                          1998      (0.01)      (0.60)       (0.60)      (0.90)
                          1997        --        (0.29)       (0.24)      (0.18)
Per share effect of
 extraordinary
 items(a)(b)(c).........  1999 $      --   $      --   $      0.84  $    (0.01)
                          1998        --          --           --          --
                          1997        --          --           --        (0.44)
Net income (loss) per
 share(c)...............  1999 $    (0.31) $    (0.91) $     (0.59) $    (0.53)
                          1998      (0.01)      (0.60)       (0.60)      (0.90)
                          1997        --        (0.29)       (0.24)      (0.62)

--------
(a) As part of the Recapitalization Plan, AMF Bowling completed on July 28, 1999 a tender offer for a portion of its outstanding Debentures at a dis-count to carrying value. The extraordinary gain represents the difference between the accreted value of Debentures purchased and the purchase price net of expenses of the tender offer. See "Note 8. Long-Term Debt and Re-capitalization Plan" in the Notes to Consolidated Financial Statements.
(b) In 1997 and 1999, extraordinary items relate to gains/(losses) on debt re-demption. See "Note 8. Long-Term Debt and Recapitalization Plan" in the Notes to Consolidated Financial Statements.
(c) Basic and diluted. Outstanding stock options and warrants are not consoli-dated as their effect is antidilutive.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

   Arthur Andersen LLP has served as the Company's independent public accoun-tants since 1996.

                                   PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

   In accordance with General Instruction G(3) of Form 10-K, the information required by this item is incorporated by reference to the sections entitled "Item 1--Election of Board of Directors--General," "--Nominees for Election as Directors" and "Meetings and Committees of the Board--Section 16(a) Beneficial Ownership Reporting Compliance" on pages 2, 3 and 4 of the Company's defini-tive proxy statement for its annual meeting of stockholders scheduled to be held May 2, 2000 (the "Proxy Statement"). Pursuant to Item 401(b) of Regula-tion S-K, certain information regarding the executive officers of the Regis-trant is reported in Part I of this report under the caption "Executive Offi-cers of the Registrant".

ITEM 11. EXECUTIVE COMPENSATION

   In accordance with General Instruction G(3) of Form 10-K, the information required by this item is incorporated by reference to the sections entitled "Executive Compensation--Summary Compensation Table," "--Stock Option Grants in Last Fiscal Year," "--Aggregated Stock Option Exercises and Fiscal Year-End Option Value," "--Employment Agreements," "Meetings and Committees of the Board--Compensation of Directors" and "--Compensation Committee Interlocks and Insider Participation" on pages 3, 4, 5, 6, 7 and 8 of the Proxy Statement. The information contained in "Executive Compensation--Report of the Compensa-tion Committee" and "Performance Graph" shall not be deemed "filed" as part of this report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   In accordance with General Instruction G(3) of Form 10-K, the information required by this item is incorporated by reference to the section entitled "Securities Owned by Management and Certain Beneficial Owners" on pages 11-13 of the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

   In accordance with General Instruction G(3) of Form 10-K, the information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" on pages 14 -16 of the Proxy Statement.

                                    PART IV

   ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

   (A) Financial Statements And Schedules

   Financial Statements

    Report of Independent Public Accountants...............................  30
    Consolidated Balance Sheets as of December 31, 1999 and 1998...........  31
    Consolidated Statements of Operations for the Years Ended December 31,
     1999, 1998 and 1997...................................................  32
    Consolidated Statements of Cash Flows for the Years Ended December 31,
     1999, 1998 and 1997...................................................  33
    Consolidated Statements of Stockholders' Equity for the Years Ended
     December 31, 1999, 1998
     and 1997..............................................................  34
    Consolidated Statements of Comprehensive Loss for the Years Ended
     December 31, 1999, 1998
     and 1997..............................................................  35
    Notes to Consolidated Financial Statements.............................  36
    Selected Quarterly Data (unaudited)....................................  70

   Financial Statement Schedules

    Report of Independent Public Accountants on Schedule I.................  77
    Schedule I--Condensed Financial Information of AMF Bowling, Inc........  78

   (B) Reports on Form 8-K

   None.

   (C) Exhibits

  3.1  Restated Certificate of Incorporation of the Company.(1)
  3.2  By-Laws of the Company.(2)
  4.1  Restated Certificate of Incorporation of the Company (see Exhibit 3.1)
  4.2  By-Laws of the Company (see Exhibit 3.2)
  4.3  Specimen of Common Stock Certificate.(3)
  4.4  Indenture, dated as of March 21, 1996, as supplemented, by and among AMF
       Group Inc., the parties listed on Exhibit C thereto, as guarantors, and IBJ Schroder Bank & Trust Company with respect to the Senior
       Subordinated Notes.(4)
  4.5  Indenture, dated as of March 21, 1996, as supplemented, by and among AMF
       Group Inc., the parties listed on Exhibit C thereto, as guarantors, and American Bank National Association with respect to the Subsidiary Senior
       Subordinated Discount Notes.(5)
  4.6  Form of Senior Subordinated Note.(6)
  4.7  Form of Senior Subordinated Discount Note.(7)
  4.8  Purchase Agreement dated May 6, 1998, among the Company, the Designated
       Subsidiaries named therein and the Initial Purchasers named therein.(8)
  4.9 Indenture dated as of May 12, 1998, between the Company and the Bank of New York.(9)
  4.10 Registration Rights Agreement dated as of May 12, 1998, among the
       Company, the Designated Subsidiaries named therein and the Initial
       Purchasers named therein.(10)
  4.11 Form of the Company's Zero Coupon Convertible Debenture due 2018.(11)
  10.1 Registration Rights Agreement, dated as of March 21, 1996, by and among the Company, the Guarantors and Goldman, Sachs & Co.(12)
  10.2 Third Amended and Restated Credit Agreement among AMF Group Inc. and the
       Initial Lenders and Initial Issuing Banks and Goldman, Sachs & Co., as
       Syndication Agent, and Citibank, N.A., as Administrative Agent.(13)

 10.3  AMF Holdings Inc. 1996 Stock Incentive Plan.(14)*
 10.4 Stockholders Agreement, dated as of April 30, 1996, by and among the Company and the Stockholders.(15)
 10.5  Amendment No. 1, dated as of May 28, 1996, to the Stockholders
        Agreement.(16)
 10.6  Amendment No. 2, dated as of May 31, 1996, to the Stockholders
        Agreement.(17)
 10.7  Amendment No. 3, dated as of January 17, 1997, to the Stockholders
        Agreement.(18)
 10.8  Amendment No. 4, dated as of January 17, 1997, to the Stockholders
        Agreement.(19)
 10.9  Amendment No. 5, dated as of July 31, 1997, to the Stockholders
        Agreement.(20)
 10.10 Amendment No. 6, dated as of December 31, 1997, to the Stockholders
        Agreement.(21)
 10.11 Amendment No. 7, dated as of January 1, 1998, to the Stockholders
       Agreement.(22)
 10.12 Registration Rights Agreement, dated as of April 30, 1996, by and among the Company and the Stockholders.(23)
 10.13 Amendment No. 1, dated as of May 28, 1996, to the Registration Rights
        Agreement.(24)
 10.14 Amendment No. 2, dated as of January 17, 1997, to the Registration
        Rights Agreement.(25)
 10.15 Amendment No. 3, dated as of January 17, 1997, to the Registration
        Rights Agreement.(26)
 10.16 Amendment No. 4, dated as of July 31, 1997, to the Registration Rights
        Agreement.(27)
 10.17 Amendment No. 5, dated as of September 30, 1997, to the Registration
        Rights Agreement.(28)
 10.18 Warrant Agreement, dated as of May 1, 1996, between the Company and The
       Goldman Sachs Group, L.P.(29)
 10.19 Employment Agreement, dated as of May 1, 1996, by and among the Company, AMF Bowling, Inc. and Robert L. Morin.(30)*
 10.20 Stock Option Agreement, dated as of May 1, 1996, between the Company and
        Charles M. Diker.(31)*
 10.21 Employment Agreement, dated as of May 28, 1996, by and among the Company, AMF Group Inc. and Stephen E. Hare.(32)*
 10.22 Termination Agreement, dated as of February 28, 1997, by and among the Company, AMF Bowling, Inc. and Robert L. Morin.(33)*
 10.23 Stock Subscription Agreement, dated as of October 9, 1996, by and among the Company and the Purchasers (as defined therein).(34)
 10.24 Waiver and Amendment No. 1, dated as of March 24, 1997, to Amended and
       Restated Credit Agreement dated as of December 20, 1996.(35)
 10.25 Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of June 30, 1997.(36)
 10.26 Interest Rate Cap Agreement, dated July 2, 1997.(37)
 10.27 AMF Bowling, Inc. 1998 Stock Incentive Plan.(38)*
 10.28 Amendment No. 1 and Waiver to the Third Amended and Restated Credit
       Agreement dated as of September 30, 1998.(39)
 10.29 Termination and Release Agreement, dated as of November 2, 1998, by and among AMF Bowling, AMF Bowling Worldwide and Douglas J. Stanard.(40)*
 10.30 Employment Agreement, dated as of September 8, 1998, by and among AMF
       Bowling, Inc. and John P. Watkins.(41)*
 10.31 Amendment to the AMF Bowling, Inc. 1998 Stock Incentive Plan.(42)*
 10.32 Employment Agreement, dated as of April 28, 1999, between AMF Bowling,
       Inc. and Roland Smith.(43)*
 10.33 Stock Option Agreement, dated as of April 28, 1999, between AMF Bowling,
       Inc. and Roland Smith.(44)*
 10.34 Amendment No. 2 and Waiver to the Third Amended and Restated Credit
       Agreement, and the Fourth Amended and Restated Credit Agreement, dated as of June 14, 1999 among AMF Bowling Worldwide, Inc., the Initial
       Lenders, the Initial Issuing Banks, Goldman Sachs Credit Partners L.P., as Syndication Agent, Citibank, N.A., as Administrative Agent and
       Citicorp USA Inc., as Collateral Agent.(45)
 10.35 Employment Agreement, dated as of August 4, 1999, between AMF Bowling,
       Inc. and Stephen E. Hare.(46)*
 11.1  Computation of earnings per share.
 21.1  Subsidiaries of the Company.
 23.1  Consent of Arthur Andersen LLP.
 27.1  Financial Data Schedule.

Notes to Exhibits:

(1) Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(2) Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(3) Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(4) Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(5) Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(6) Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(7) Incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(8) Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-60959).
 (9) Incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-60959).
(10) Incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-60959).
(11) Incorporated by reference to Exhibit 4.9 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-60959).
(12) Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(13) Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(14) Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(15) Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(16) Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(17) Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(18) Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(19) Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(20) Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(21) Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(22) Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(23) Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(24) Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(25) Incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).

(26) Incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(27) Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No. 333-34099).
(28) Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(29) Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(30) Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(31) Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(32) Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(33) Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K of AMF Group Inc. for the fiscal year ended December 31, 1996 (File No. 001-12131).
(34) 1ncorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K of AMF Group Inc. for the fiscal year ended December 31, 1996 (File No. 001-12131).
(35) Incorporated by reference to Exhibit 10.16 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of AMF Group Inc. (File No. 333-4877).
(36) Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of AMF Group Inc. for the quarterly period ended June 30, 1997 (File No. 001-12131).
(37) Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of AMF Group Inc. for the quarterly period ended June 30, 1997 (File No. 001-12131).
(38) Incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(39) Incorporated by reference to Exhibit 10.1 of AMF Bowling, Inc.'s Current Report on Form 8-K dated September 30, 1998 (File No. 001-13539).
(40) Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of AMF Bowling, Inc. for the quarterly period ended September 30, 1998 (File No. 001-13539).
(41) Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of AMF Bowling, Inc. for the quarterly period ended September 30, 1998 (File No. 001-13539).
(42) Incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1998 (File No. 001-13529).
(43) Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of AMF Bowling, Inc. for the quarterly period ended March 31, 1999 (File No. 001-13539).
(44) Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of AMF Bowling, Inc. for the quarterly period ended March 31, 1999 (File No. 001-13539).
(45) Incorporated by reference to Exhibit 99.1 AMF Bowling, Inc.'s Current Re-port on Form 8-K dated June 28, 1999 (File No.001-13539).
(46) Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of AMF Bowling, Inc. for the quarterly period ended September 30, 1999 (File No. 001-13539).

  *Management contract or compensatory plan or arrangement.

                                  SIGNATURES

   Pursuant to the requirements of Section 13 or 15 (d) the Securities Ex-change Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 24th day of March, 2000.

                                          Amf Bowling, Inc.

                                                  /s/ Roland C. Smith
                                          By: _________________________________
                                                      Roland C. Smith
                                                Director/President and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Regis-trant and in the capacities indicated, as of the 24th day of March, 2000.

              Signature                                 Title
              ---------                                 -----

     /s/ Richard A. Friedman            Director/Chairman of the Board
______________________________________
         Richard A. Friedman

      /s/ Terence M. O'Toole            Director
______________________________________
          Terence M. O'Toole

      /s/ Peter M. Sacerdote            Director
______________________________________
          Peter M. Sacerdote

       /s/ Charles M. Diker             Director
______________________________________
           Charles M. Diker

       /s/ Paul B. Edgerley             Director
______________________________________
           Paul B. Edgerley

       /s/ Howard A. Lipson             Director
______________________________________
           Howard A. Lipson

      /s/ Thomas R. Wall, IV            Director
______________________________________
          Thomas R. Wall, IV

       /s/ Roland C. Smith              Director/President and Chief Executive
______________________________________   Officer (principal executive officer)
           Roland C. Smith

       /s/ Stephen E. Hare              Director/ Executive Vice-President and
______________________________________   Chief Financial Officer (principal
           Stephen E. Hare               financial officer)

      /s/ Michael P. Bardaro            Senior Vice-President/Corporate
______________________________________   Controller/Assistant Secretary/Chief
          Michael P. Bardaro             Accounting Officer (principal
                                         accounting officer)

                               AMF BOWLING, INC

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE I

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMF BOWLING, INC.:

   We have audited in accordance with generally accepted auditing standards the consolidated financial statements included in the Form 10-K Annual Report of AMF Bowling, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated February 28, 2000. Our audits were made for the pur-pose of forming an opinion on the basic financial statements taken as a whole.
Schedule I filed as part of the Company's Form 10-K Annual Report is the re-sponsibility of the Company's management and is presented for purposes of com-plying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the audit-ing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data re-quired to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen llp

Richmond, Virginia
February 28, 2000

        SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.

                            CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                               As of December
                                                                     31,
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
                           ASSETS
                           ------
Current assets............................................... $ 15,653 $ 12,576
Investment in subsidiary.....................................  641,798  804,079
Other noncurrent assets......................................    5,746   11,235
                                                              -------- --------
  Total assets............................................... $663,197 $827,890
                                                              ======== ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
Total current liabilities.................................... $    632 $  1,382
Long-term debt...............................................  172,629  296,873
Stockholders' equity.........................................  489,936  529,635
                                                              -------- --------
  Total liabilities and stockholders' equity................. $663,197 $827,890
                                                              ======== ========

 The accompanying notes are an integral part of these condensed balance sheets.

        SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                               Year Ended December 31,
                                             --------------------------------
                                               1999        1998        1997
                                             ---------   ---------   --------
General & administrative expenses..........  $   7,870       6,246        --
Depreciation and amortization..............        884         341        --
                                             ---------   ---------   --------
Total operating expenses...................      8,754       6,587        --
                                             ---------   ---------   --------
Operating loss.............................     (8,754)     (6,587)       --
Interest expense...........................     17,019      12,732        --
Other expense..............................        126         329        --
Interest income............................       (908)       (581)      (102)
                                             ---------   ---------   --------
Income (loss) before income taxes..........    (24,991)    (19,067)       102
                                             ---------   ---------   --------
Provision for income taxes.................         91         --          17
                                             ---------   ---------   --------
Income (loss) before extraordinary gain and
 equity in loss of subsidiary..............    (25,082)    (19,067)        85
Extraordinary gain.........................     63,861         --         --
Equity in loss of subsidiary...............   (201,013)   (106,827)   (55,649)
                                             ---------   ---------   --------
Net loss...................................  $(162,234)  $(125,894)  $(55,564)
                                             =========   =========   ========

    The accompanying notes are an integral part of these condensed financial statements.

        SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                  Year Ended December 31,
                                               -------------------------------
                                                 1999       1998       1997
                                               ---------  ---------  ---------
Cash flows from operating activities:
  Net Loss...................................  $(162,234) $(125,894) $ (55,564)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Interest income, net.......................        --        (150)      (102)
  Extraordinary gain.........................    (63,861)       --         --
  Amortization...............................        884        341        --
  Amortization of bond discount..............     17,019     12,732        --
  Equity in loss of subsidiary...............    201,013    106,827     55,649
  Change in assets and liabilities...........       (551)      (168)        17
                                               ---------  ---------  ---------
    Net cash used in operating activities....     (7,730)    (6,312)       --
                                               ---------  ---------  ---------
Net cash used in investing activities:
  Investment in subsidiary...................    (34,731)  (255,587)  (315,671)
                                               ---------  ---------  ---------
Net cash provided by financing activities:
  Proceeds from long-term debt, net of
   deferred financing costs..................        --     273,010        --
  Early extinguishment of debt...............    (72,000)       --         --
  Capital contributions......................        --         --      36,600
  Net proceeds on issuance of shares.........    118,534         44    279,071
                                               ---------  ---------  ---------
    Net cash provided by financing
     activities..............................     46,534    273,054    315,671
                                               ---------  ---------  ---------
  Net change in cash and cash equivalents....      4,073     11,155        --
  Cash and cash equivalents at beginning of
   period....................................     11,155        --         --
                                               ---------  ---------  ---------
  Cash and cash equivalents at end of
   period....................................  $  15,228  $  11,155  $     --
                                               =========  =========  =========

    The accompanying notes are an integral part of these condensed financial statements.

       SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.

           NOTES TO AMF BOWLING, INC. CONDENSED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION:

   These notes to the AMF Bowling, Inc. ("AMF Bowling") condensed financial statements should be read in conjunction with the Notes to Consolidated Finan-cial Statements of AMF Bowling and subsidiaries included in Part II, Item 8 of the Form 10-K Annual Report (the "Notes"). AMF Bowling Worldwide, Inc., ("Bowling Worldwide") is a wholly owned subsidiary of AMF Group Holdings Inc. ("AMF Group Holdings"). AMF Group Holdings is a wholly owned subsidiary of AMF Bowling. All dollar amounts are in thousands, except where otherwise indicat-ed.

2. GUARANTEES:

   The Subsidiary Senior Subordinated Notes and Subsidiary Senior Subordinated Discount Notes (as defined and discussed in "Note 21. Condensed Consolidating Financial Statements" in the Notes), are jointly and severally guaranteed on a full and unconditional basis by AMF Group Holdings and by the first and sec-ond-tier subsidiaries of Bowling Worldwide.

3. ZERO COUPON CONVERTIBLE DEBENTURES:

   The Company's Zero Coupon Convertible Debentures (the "Debentures") were issued May 12, 1998 by the Company and are due in 2018. As part of a recapi-talization plan, AMF Bowling completed on July 28, 1999 a tender offer for a portion of its outstanding Debentures at a discount to carrying value. See "-- Recapitalization Plan" and "Note 8. Long-Term Debt and Recapitalization Plan" in the Notes.

4. RESTRICTED ASSETS OF AMF GROUP HOLDINGS AND BOWLING WORLDWIDE:

   The credit agreement (the "Credit Agreement") to which Bowling Worldwide is a party with Goldman Sachs, their affiliate Goldman Sachs Credit Partners, L.P., Citibank, N.A. ("Citibank") and its affiliates Citicorp Securities, Inc. and Citicorp USA, Inc. and certain other banks, financial institutions and in-stitutional lenders contains certain covenants, including, but not limited to, covenants related to cash interest coverage, fixed charge coverage, payments on other debt, mergers and acquisitions, sales of assets, guarantees and in-vestments. The Credit Agreement also contains certain provisions, which limit the amount of funds available for transfer from Bowling Worldwide to AMF Group Holdings, and from AMF Group Holdings to AMF Bowling. Limits exist on, among other things, the declaration or payments of dividends, distribution of as-sets, and issuance or sale of capital stock.

   So long as Bowling Worldwide is not in default of the covenants contained in the Credit Agreement, it may i) declare and pay dividends in common stock;
ii) declare and pay cash dividends to make payments of approximately $0.15 million in May 1997 and May 1998, and $0.05 million in May 1999 and, to the extent necessary, to make payments of approximately $0.05 million due in May 2000 under certain noncompete agreements with the Prior Owners; iii) declare and pay cash dividends for general and administrative expenses not to exceed $0.25 million; and iv) declare and pay cash dividends not to exceed $2.0 mil-lion for the repurchase of Common Stock.

5. TOTAL ASSETS AND LIABILITIES:

   At December 31, 1999 and 1998, assets represent AMF Bowling's investment in AMF Group Holdings, cash held for general corporate purposes, deferred financ-ing costs associated with issuance of the Debentures and other assets related to commitments under noncompete agreements. At December 31, 1999 and 1998, li-abilities represent accrued expenses primarily related to commitments under noncompete agreements.

6. AMF BOWLING OPERATIONS:

   In the year ended December 31, 1998, the Company began allocating certain corporate, general and administrative expenses to AMF Bowling based on the percentage of resources specifically used in administrative activities of AMF Bowling.

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                            Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [_]

Check the appropriate box:

[_]  Preliminary Proxy Statement         [_]  CONFIDENTIAL, FOR USE OF THE
                                              COMMISSION ONLY (AS PERMITTED BY
                                              RULE 14a-6(e)(2))

[X]  Definitive Proxy Statement

[_]  Definitive Additional Materials

[_]  Soliciting Material under Rule 14a-12

                               AMF BOWLING, INC.
--------------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)


--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.


     (1) Title of each class of securities to which transaction applies:

     -------------------------------------------------------------------------


     (2) Aggregate number of securities to which transaction applies:

     -------------------------------------------------------------------------


     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     -------------------------------------------------------------------------


     (4) Proposed maximum aggregate value of transaction:

     -------------------------------------------------------------------------


     (5) Total fee paid:

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[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

     -------------------------------------------------------------------------


     (2) Form, Schedule or Registration Statement No.:

     -------------------------------------------------------------------------


     (3) Filing Party:

     -------------------------------------------------------------------------


     (4) Date Filed:

     -------------------------------------------------------------------------

                        [AMF BOWLING LOGO APPEARS HERE]
                               AMF Bowling, Inc.
                                8100 AMF Drive
                           Richmond, Virginia 23111

                   -----------------------------------------
                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 2, 2000
                   -----------------------------------------

   The 2000 annual meeting of shareholders (the "Meeting") of AMF Bowling, Inc. (the "Company") will be held at the offices of McGuire, Woods, Battle & Boothe LLP, One James Center, 901 East Cary Street, Richmond, Virginia on Tuesday, May 2, 2000 at 3:00 p.m., Eastern Daylight Time.

The purposes of the Meeting are:

  (1) To elect the Company's Board of Directors;

  (2) To ratify the appointment of Arthur Andersen LLP as independent public accountants for the Company for the year ending December 31, 2000; and

  (3) To transact such other business as may properly come before the Meeting or any adjournments thereof.

   Shareholders of record at the close of business on March 6, 2000 (the "Rec-ord Date") will receive notice of and be entitled to vote at the Meeting. Cop-ies of the annual report of the Company including the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 1999 are being mailed along with the Proxy Statement to each shareholder of record as of the Record Date.

   Shareholders are urged to execute the enclosed proxy and return it promptly in the enclosed envelope whether or not they expect to attend the Meeting. Any shareholder attending the Meeting may vote in person even if he or she has re-turned a proxy.

                                      By order of the Board of Directors,


                                      /s/ Renee D. Antolik

                                      Renee D. Antolik
                                      Secretary

March 31, 2000

                               AMF BOWLING, INC.
                                8100 AMF Drive
                           Richmond, Virginia 23111

                                ---------------
                                PROXY STATEMENT
                                ---------------

             Annual Meeting of Shareholders to be held May 2, 2000

Solicitation and Revocation of Proxies

   This Proxy Statement and the related form of Proxy, along with the annual report of AMF Bowling, Inc. (the "Company") including the Company's Annual Re-port on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 1999, are first being mailed on or about March 31, 2000 to shareholders of record at the close of business on March 6, 2000 (the "Record Date"). The enclosed proxy is being solicited by the Board of Direc-tors (the "Board") for use at the 2000 annual meeting of shareholders on Tues-day, May 2, 2000 at 3:00 p.m., Eastern Daylight Time (the "Meeting"). The cost of soliciting proxies will be borne by the Company. In addition to solicita-tion by mail, proxies may be solicited in person or by telephone, telegraph or electronic means. Solicitation on behalf of the Company may be made by direc-tors, officers and regular employees of the Company at no additional compensa-tion. The Company will also ask record holders of Common Stock who are broker-age firms, custodians and fiduciaries to forward proxy material to the beneficial owners of such shares and upon request will reimburse such record holders for the costs of forwarding the material in accordance with customary charges.

   Any proxy given pursuant to this solicitation may be revoked by written no-tice or delivery of another proxy to the Company's Secretary at any time be-fore it is voted. Notice of revocation should be provided in writing and signed by the shareholder in the same manner as the proxy being revoked. A proxy, if executed and not revoked, will be voted FOR the election of the nom-inees for director named herein and FOR the ratification of the appointment of Arthur Andersen LLP as the Company's independent public accountants for 2000, unless it contains specific instructions to the contrary, in which event it will be voted in accordance with such instructions.

Company Background

   On May 1, 1996, investors led by affiliates of Goldman, Sachs & Co. (the "Original Investors") acquired the stock and certain related businesses of predecessor companies of the Company (the "Acquisition"). The Company cur-rently owns all of the outstanding capital stock of AMF Group Holdings Inc. ("Group Holdings"), which in turn owns all of the outstanding capital stock of AMF Bowling Worldwide, Inc. ("Bowling Worldwide"). The Company and Group Hold-ings are holding companies, whose principal assets are comprised of invest-ments in subsidiaries. The operations of the Company, which are comprised principally of the ownership and operation of bowling centers and the manufac-ture and distribution of bowling equipment, are conducted through Bowling Worldwide and its subsidiaries and affiliates.

   When used in this Proxy Statement, except where the context clearly re-quires otherwise, the "Company" means AMF Bowling, Inc. and its subsidiaries and their combined operations.

   In connection with the Acquisition, the Original Investors entered into a Stockholders Agreement (the "Stockholders Agreement") described below under "Certain Relationships and Related Transactions -- Stockholders Agreement." Since the Acquisition, other shareholders of the Company, including certain members of management of the Company, participants in the Company's 1996 Stock Incentive Plan and transferees of the Company's Common Stock, $.01 par value per share (the "Common Stock"), have also executed the Stockholders Agreement. The Stockholders Agreement contains a number of provisions governing the rela-tionships between the parties to the Stockholders Agreement and the Company, including provisions giving certain of the Original Investors the right to nominate certain members of the Board and requiring parties to the Stockhold-ers Agreement to vote their shares of Common Stock in favor of the persons nominated by Original Investors to be directors and otherwise vote such shares on other matters in a manner not inconsistent with the terms of the Stockhold-ers Agreement.

   On November 7, 1997, the Company's Common Stock became publicly traded as a result of a public offering (the "Initial Public Offering") and was listed on the New York Stock Exchange.

Voting Rights

   On the Record Date, 83,597,550 shares of Common Stock were outstanding and entitled to vote. Each share of Common Stock entitles the holder to one vote.

   Votes will be tabulated by one or more inspectors of election. The election for each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock cast in the election of directors. The affirmative vote of the holders of a majority of the shares present at the Meeting and entitled to vote on the subject matter will be required to act on all other matters to come before the Meeting, including the ratification of the appointment of Arthur Andersen LLP as the independent public accountants for the Company for 2000.

   The required quorum for the transaction of business at the Meeting will be a majority of the shares of Common Stock issued and outstanding on the Record Date. Shares for which a shareholder has elected to abstain or has withheld authority to vote (including broker non-votes) will be included in determining the presence of a quorum. Abstentions will be considered present and entitled to vote with respect to determining the total number of shares entitled to vote on a matter. An abstention from voting on a matter (other than the elec-tion of directors) has the same legal effect as a vote against the matter, even though the shareholder may interpret such action differently. Broker non-votes will not be considered for purposes of determining the number of shares entitled to vote with respect to the particular proposal on which the broker has expressly not voted. Thus, broker non-votes will not have any effect on the voting on the election of directors or the ratification of the appointment of the Company's independent accountants.

   Parties to the Stockholders Agreement owned an aggregate of 64,159,127 shares, or approximately 76.7% of the outstanding Common Stock as of the Rec-ord Date and can elect the entire Board, and approve the other matters to be considered at the Meeting, without the vote of any other shareholder. See "Certain Relationships and Related Transactions -- Stockholders Agreement". The parties to the Stockholders Agreement have agreed to vote their shares in favor of the election of the nominees for director named herein.

                        ITEM 1 -- ELECTION OF DIRECTORS

General

   The Board is constituted to include nine members, each of whom is elected to serve a one-year term or until his successor is duly elected and qualified or until his earlier death, resignation or removal. On May 4, 1999, the Board elected Roland C. Smith, the Company's newly-hired President and Chief Execu-tive Officer to the Board. Except for Mr. Smith, each present director has served on the Board since 1996. Set forth below is information about each nom-inee for election as a director of the Board, including his business experi-ence for the past five years. Each of the persons nominated to serve as a di-rector of the Company is also a director of Group Holdings and Bowling Worldwide.

   The Stockholders Agreement governs the nomination of persons to serve as directors. Each of the nominees named below has been nominated in accordance with the terms of the Stockholders Agreement. Each nominee has agreed to serve a one-year term or until his successor is duly elected and qualified. If a nominee should become unable or unwilling prior to the Meeting to serve as a director, the Investor nominating such person to serve as a director may, sub-ject to the Stockholders Agreement, designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee so designated. See "Certain Relationships and Related Transactions -- Stockhold-ers Agreement."

Nominees for Election as Directors

   Richard A. Friedman, 42, has been a Managing Director of Goldman, Sachs & Co. ("Goldman Sachs"), an investment firm, since 1996. He joined Goldman Sachs in 1981. Mr. Friedman serves on the Boards of Directors of Carmike Cinemas, Inc. and Polo Ralph Lauren Corporation.

   Roland C. Smith, 45, has been President and Chief Executive Officer of AMF Bowling since joining the Company in April 1999. Prior to joining the Company, Mr. Smith was President and Chief Executive Officer of the Triarc Restaurant Group ("Triarc"), a restaurant franchisor which conducts its business through Arby's, Inc., from 1997 to 1999. Mr. Smith joined Triarc in 1994 as vice pres-ident of international marketing.

   Stephen E. Hare, 46, has been an Executive Vice President and the Chief Fi-nancial Officer of AMF Bowling since joining the Company in May 1996. Mr. Hare also served as Acting President and Chief Executive Officer of the Company from November 1998 until Mr. Smith's employment with the Company began in April 1999. Mr. Hare served as Senior Vice President and Chief Financial Offi-cer of James River Corporation of Virginia, a manufacturer and marketer of pa-per products and other related consumer goods, from 1992 to 1996.

   Terence M. O'Toole, 41, is a Managing Director of Goldman Sachs, an invest-ment firm. He joined Goldman Sachs in 1983. Mr. O'Toole serves on the Boards of Directors of Western Wireless Corporation, Voice Stream Wireless Corpora-tion, Amscan Holdings, Inc. and 21st Century Newspapers, Inc.

   Peter M. Sacerdote, 62, is an Advisory Director and Chairman of the Invest-ment Committee of Goldman Sachs, an investment firm. He joined Goldman Sachs in 1964 and served as a General Partner from 1973 to 1990 and as a Limited Partner from 1990 to 1999. Mr. Sacerdote serves on the Boards of Directors of Franklin Resources, Inc. and QUALCOMM, Inc.

   Charles M. Diker, 65, has been a non-managing Principal of Weiss, Peck & Greer, an investment management firm, since 1975. He has been Chairman of the Board of Cantel Industries, Inc. since 1986. Mr. Diker also serves on the Boards of Directors of BeautiControl Cosmetics, International Specialty Prod-ucts and Chyron Corporation.

   Paul B. Edgerley, 44, has been Managing Director of Bain Capital, Inc., an investment firm, since 1993. From 1990 to 1993 he was a General Partner of Bain Venture Capital, and from 1988 to 1990 he was a principal of Bain Capital Partners. He serves on the Boards of Directors of GS Industries, Inc., Sealy Mattress Company, Anthony Crane and American Pad and Paper.

   Howard A. Lipson, 36, is Senior Managing Director of The Blackstone Group L.P., an investment firm, and has been involved in that firm's principal ac-tivities since 1988. He serves on the Boards of Directors of Allied Waste In-dustries, Inc., Rose Hills Holdings Corp., Prime Succession, Inc., Ritvik Toys, Inc., Volume Services America, Inc. and Graham Holdings Corporation.

   Thomas R. Wall, IV, 41, joined Kelso & Company, L.P., an investment firm, in 1983 and has served as a Managing Director since 1990. Mr. Wall serves on the Boards of Directors of Citation Corporation, Consolidated Vision Group, Inc., Cygnus Publishing, Inc., iXL Enterprises, Inc., Mitchell Supreme Fuel Company, Mosler Inc., Peebles, Inc., TransDigm Inc. and 21st Century Newspa-pers, Inc.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES FOR DIRECTOR LISTED ABOVE.

                     MEETINGS AND COMMITTEES OF THE BOARD

Committees of the Board

   The Board has three standing committees: an Audit Committee, a Compensation Committee and an Executive Committee. The Executive Committee is required by, and its membership is determined pursuant to, the Stockholders Agreement. See "Certain Relationships and Related Transactions -- Stockholders Agreement." The Audit and Compensation Committees were created in December 1997 following the consummation of the Initial Public Offering.

   Audit Committee. The members of the Audit Committee are Howard A. Lipson (Chairman) and Paul B. Edgerley. The Audit Committee, which is composed en-tirely of independent directors, recommends to the Board the engagement of the independent public accountants of the Company and reviews with the independent public accountants the scope and results of the Company's audits, the Company's internal accounting controls and the scope of professional services furnished by the independent public accountants to the Company.

   Compensation Committee. The members of the Compensation Committee are Rich-ard A. Friedman (Chairman), Charles M. Diker and Thomas R. Wall, IV. The Com-pensation Committee is responsible for reviewing and approving the amount and type of consideration to be paid to senior management. A subcommittee of the Compensation Committee composed of independent directors is authorized to grant awards under and to administer the Company's 1996 Stock Incentive Plan (the "1996 Plan") and the 1998 Stock Incentive Plan (the "1998 Plan").

   Executive Committee. The members of the Executive Committee are Richard A. Friedman (Chairman), Terence M. O'Toole and Roland C. Smith. Subject to the Stockholders Agreement, the Executive Committee may exercise all the powers and authority of the Board (subject further to any restrictions under Delaware law) except with respect to those actions requiring a Special Vote (as herein-after defined) and, in the case of matters requiring a prior meeting of the Board, only after such meeting has occurred. See "Certain Relationships and Related Transactions -- Stockholders Agreement."

Attendance at Meetings

   During 1999, the Board held nine meetings. The Executive Committee did not meet during 1999. The Audit Committee and Compensation Committee each met twice in 1999. Each director of the Company attended at least 75% of the ag-gregate of all meetings of the Board and the committees on which such director served.

Compensation of Directors

   Directors who are officers or employees of the Company or affiliated with Goldman Sachs receive no compensation for service as members of the Board or on Board Committees. Directors who are not officers or employees of the Com-pany or affiliated with Goldman Sachs receive a $2,000 fee for attending each Board meeting and a $1,000 fee for attending each committee meeting. All di-rectors' reasonable expenses for attending Board and committee meetings and related duties are reimbursed by the Company.

   Pursuant to an option agreement (the "Diker Option Agreement"), dated May 1, 1996, Mr. Diker, a director of the Company, was granted nonqualified stock options to purchase 100,000 shares of Common Stock at an exercise price of $10.00 per share pursuant to the 1996 Plan. All of Mr. Diker's stock options vested as of May 1, 1998. If any successor to the Company acquires all or sub-stantially all of the business and/or assets of the Company, the Company may purchase all of the stock options then held by Mr. Diker for the fair market value of the underlying Common Stock minus the exercise price of the stock op-tions. Mr. Diker is a party to the Stockholders Agreement and any shares of Common Stock held by Mr. Diker are subject to the terms of the Stockholders Agreement, as well as the terms of the Diker Option Agreement. See "Certain Relationships and Related Transactions -- Stockholders Agreement."

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee consists of: Richard A. Friedman (Chairman), Charles M. Diker and Thomas R. Wall, IV. Mr. Friedman was President and Chief Executive Officer of the Company until July 31, 1997, which period was prior to the Initial Public Offering. Mr. Friedman did not receive any compensation for such services. None of the members of the Compensation Committee was an officer or an employee of the Company or its subsidiaries during the last com-pleted fiscal year. No interlocking relationship currently exists between any member of the Compensation Committee and any member of any other company's board of directors or compensation committee, nor did any such interlocking relationship exist during 1999.

Section 16(a) Beneficial Ownership Reporting Compliance

   Ownership of and transactions in the Common Stock by officers and directors of the Company and any persons beneficially owning more than 10% of the Common Stock are required to be reported to the Securities and Exchange Commission pursuant to Section 16 of the Securities Exchange Act of 1934. Based solely upon its review of the copies of the Forms 3, 4 and 5 received by it, and written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, the Company believes that all officers, directors and greater than 10% shareholders complied with such filing require-ments.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table shows for each of the three years ended December 31, 1997, 1998, and 1999, compensation paid or accrued by the Company to the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers (the "Named Executive Officers").

                                                        Long-Term Compensation
                                                    ---------------------------------
                                                                Awards
                                                                ------
                             Annual Compensation
                             --------------------                     Securities
  Name and Principal                                Restricted        Underlying           All Other
     Position(a)        Year Salary ($) Bonus ($)    Stock #     Stock Options (#)(b) Compensation ($)(c)
  ------------------    ---- ---------- ---------   ----------   -------------------- -------------------
Roland C. Smith (d)     1999  387,019    931,250(e)       --          1,000,000             231,148(f)
  President & Chief     1998       --         --          --                 --                  --
  Executive Officer     1997       --         --          --                 --                  --

Stephen E. Hare (g)     1999  360,000    108,000     100,000(h)         150,000              10,000
  Acting President and  1998  330,000         --          --                 --                  --
   Chief                1997  302,500    340,000(i)       --             15,000               8,000
   Executive Officer
  Executive Vice
   President, Chief
   Financial Officer

John P. Watkins         1999  300,000         --          --                 --              14,556(j)
  Executive Vice        1998  101,743     49,038          --            100,000                  --
  President/President   1997       --         --          --                 --                  --
  of U.S. Bowling
  Centers

J. Randolph V. Daniel,  1999  191,667     45,000          --             50,000               6,982
  IV (k)                1998  125,000         --          --             15,000               8,000
  President, Bowling    1997  111,667     51,914          --             10,000               8,000
  Products

-------
(a) Douglas J. Stanard resigned from his positions as Chief Operating Officer of Bowling Worldwide, President and Chief Executive Officer of the Company and from all other positions with the Company and its subsidiaries effec-tive as of January 1, 1999. Pursuant to the terms of a settlement agree-ment (the "Settlement Agreement") executed in connection with his resigna-tion, dated as of November 2, 1998, among Mr. Stanard, the Company and Bowling Worldwide, the Company paid Mr. Stanard (i) $400,000 as severance under his executive employment agreement and (ii) $850,000 in considera-tion of his compliance with certain obligations under the Settlement Agreement, including non-competition and non-solicitation provisions, and obligations to cooperate with information requests from the Company and to reasonably assist the Company with respect to pending and future dispute resolutions. In addition, Mr. Stanard transferred all of his Common Stock to the Company in exchange for the cancellation of his non-recourse prom-issory note in the principal amount of $1,000,000. Pursuant to the Settle-ment Agreement, all stock options previously granted to Mr. Stanard were cancelled and forfeited as of November 2, 1998, and Mr. Stanard will be subject to non-competition and non-solicitation provisions for two years following his date of termination.

(b) Options to purchase shares of Common Stock.

(c) Unless otherwise indicated, All Other Compensation represents matching and profit-sharing contributions made by the Company under its 401(k) plan.

(d) Mr. Smith's employment with the Company began on April 28, 1999 and he re-ceives an annual salary of $575,000.

(e) Represents a signing bonus of $500,000 and a $431,250 bonus for 1999. See " -- Employment Agreements".

(f) Represents reimbursement of relocation expenses.

(g) Mr. Hare became Acting President and Chief Executive Officer of the Com-pany on November 2, 1998 and served in that capacity until Mr. Smith's em-ployment with the Company began on April 28, 1999.

(h) Mr. Hare was granted 100,000 shares of restricted stock in connection with his employment agreement. See " -- Employment Agreements"

(i) Includes a special one-time bonus of $175,000 approved by the Compensation Committee for services in connection with the Initial Public Offering.

(j) Includes $12,000 for automobile allowance.

(k) Mr. Daniel was promoted to President, Bowling Products on March 1, 1999 and receives an annual salary of $200,000.

Stock Option Grants in Last Fiscal Year

   The following table provides information regarding the granting of stock options to the Named Executive Officers in 1999 pursuant to the 1998 Plan and with respect to Mr. Smith, pursuant to his employment agreement (as defined below).

                                              Individual Grants
                         -----------------------------------------------------------
                                                                                     Potential Realizable
                                            % of                                       Value of Assumed
                           Number of    Total Stock                                  Annual Rates of Stock
                           Securities     Options                                     Price Appreciation
                           Underlying    Granted to     Exercise                      for Option Term(4)
                         Stock Options  Employees in    Price Per                    ---------------------
          Name           Granted (#)(1)   1999(2)    Share ($/Sh)(3) Expiration Date   5%($)      10%($)
          ----           -------------- ------------ --------------- --------------- ---------- ----------
Roland C. Smith.........   1,000,000        39.6%         $5.28       April 29, 2009 $3,321,193 $8,416,554
Stephen E. Hare.........     150,000         5.9           4.93      August 16, 2009    465,068  1,178,573
J. Randolph V. Daniel,
 IV.....................      50,000         2.0           4.93      August 16, 2009    155,023    392,858

-------
(1) With respect to Messrs. Hare and Daniel, the stock options listed in this table will become 20% vested on each anniversary of the grant date of Au-gust 16, 1999. Upon an optionee's termination of employment, the portion of an option that has not yet vested will be forfeited. Twenty percent of Mr. Smith's stock options vested on the grant date of April 29, 1999 and twenty percent vest on each anniversary of the grant date. In the event of a Change in Control (as defined in the 1998 Plan), any unvested stock op-tions will immediately vest. See "Employment Agreements" for additional discussion of Messrs. Hare's and Smith's stock options.

(2) In 1999, 1,523,000 stock options were granted under the 1998 Plan. Mr. Smith's grant of 1,000,000 stock options was not granted under the 1998 Plan but is subject to the terms of the 1998 Plan.

(3) All stock options listed in this table were granted at an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant.

(4) These calculations use theoretical 5% and 10% rates of appreciation pre-scribed by the Securities and Exchange Commission. The 5% and 10% rates of appreciation would result in share prices of $8.03 and $12.79 for Messrs. Hare and Daniel and $8.60 and $13.70 for Mr. Smith in 2009. The Company expresses no opinion regarding whether this level of appreciation will be realized and expressly disclaims any representation to that effect.

Aggregated Stock Option Exercises and Fiscal Year-End Option Value

   The following table provides information regarding the number and value of unexercised stock options at December 31, 1999 for the Named Executive Offi-cers. No Named Executive Officer exercised any stock options in fiscal year 1999.

                                                              Value of Unexercised In-
                         Number of Securities Underlying                 the
                          Unexercised Stock Options at         Money Stock Options at
                              December 31, 1999 (#)           December 31, 1999 ($)(5)
                         ----------------------------------   -------------------------
          Name            Exercisable       Unexercisable     Exercisable Unexercisable
          ----           ---------------   ----------------   ----------- -------------
Roland C. Smith (1).....       200,000            800,000         $ 0          $ 0
Stephen E. Hare (2).....        69,000            201,000           0            0
John P. Watkins (3).....        20,000             80,000           0            0
J. Randolph V. Daniel,
 IV (4).................        22,000             78,000           0            0

-------
(1) The exercise price of all exercisable and unexercisable options is $5.28 per share.

(2) The exercise price is $10.00 per share with respect to all exercisable stock options, $10.00 per share with respect to 51,000 unexercisable stock options and $4.93 per share with respect to 150,000 unexercisable options.

(3) The exercise price is $4.06 per share with respect to all exercisable and unexercisable stock options.

(4) The exercise price is $10.00 per share with respect to 19,000 exercisable stock options, $16.19 per share with respect to 3,000 exercisable stock options, $10.00 per share with respect to 16,000 unexercisable stock op-tions, $16.19 per share with respect to 12,000 unexercisable stock options and $4.93 with respect to 50,000 unexercisable stock options.

(5) At December 31, 1999, the exercise prices of all stock options for all Named Executive Officers exceeded the last sales price of the Common Stock on the New York Stock Exchange of $3.125 per share.

Employment Agreements

   Mr. Smith has an employment agreement (the "Smith Employment Agreement") with the Company for an employment period ending April 29, 2002 (the "Employ-ment Period"). Under the Smith Employment Agreement, Mr. Smith holds the posi-tions of President and Chief Executive Officer of the Company. Mr. Smith's an-nual base salary under the Smith Employment Agreement is $575,000. He is eligible to receive a bonus of 75% of his base salary of which 50% is based on discretionary objectives and 50% is based on operational and financial targets as set by the Compensation Committee of the Board. Mr. Smith received a sign-ing bonus of $500,000 and was guaranteed a $431,250 bonus for 1999.

   The Smith Employment Agreement provides for payment of accrued compensation and benefits, as well as payment of an annual bonus following termination of his employment by the Company under certain circumstances. The Smith Employ-ment Agreement further provides for continued payment of annual base salary, continuation of welfare benefits and credit towards eligibility for retiree benefits through the remainder of the Employment Period and for 12 months thereafter. If all or substantially all of the stock or assets of the Company are sold or disposed of to an unaffiliated third party, Mr. Smith will have the right to resign within nine months, and be entitled to receive accrued salary and benefits, annual bonus and continued payment annual base salary, continuation of welfare benefits and credit towards eligibility for retiree benefits through the remainder of the Employment Period and for 12 months thereafter.

   Under the Smith Employment Agreement, Mr. Smith was granted stock options on April 28, 1999 to purchase 1,000,000 shares of Common Stock. The stock op-tions were not granted pursuant to the 1996 Plan or the 1998 Plan but are sub-ject to the terms of the 1998 Plan. Unless sooner exercised or forfeited as provided, Mr. Smith's stock options expire on April 28, 2009. Twenty percent of the options vest on the grant date and on each anniversary of the grant date. In the event of a Change of Control (as defined in the 1998 Plan), any unvested stock options will immediately vest. In the event of a termination of Mr. Smith's employment by the Company under certain circumstances, the portion of stock options that would have vested during the two-year period following the date of termination will immediately vest.

   Mr. Hare has an employment agreement (the "Hare Employment Agreement") with the Company for an employment period ending on August 4, 2002. Under the Hare Employment Agreement, Mr. Hare holds the positions of Executive Vice President and Chief Financial Officer of the Company. Mr. Hare's annual base salary un-der the Hare Employment Agreement is $360,000. The Hare Employment Agreement provides for the payment of an annual bonus of 60% of base salary if certain operational, financial and other objectives, determined by the Chief Executive Officer of the Company, are attained.

   The Hare Employment Agreement provides for payment of accrued compensation, continuation of certain benefits and payment of a portion of bonus (if appli-cable objectives are later met) following termination of his employment by the Company under certain circumstances. The Hare Employment Agreement further provides for continued payment of annual base salary for 12 months if termina-tion of his employment is not due to death or disability. If all or substan-tially all of the stock or assets of the Company are sold or disposed of to an unaffiliated third party, Mr. Hare will have the right to resign during his employment period, within nine months, and be entitled to receive accrued sal-ary, continuation of benefits, allocated portion of bonus and, if applicable, severance payments under certain circumstances.

   Under the Hare Employment Agreement, the Company granted 100,000 restricted shares of Common Stock (the "Restricted Stock") at a cost of $1,000 to Mr. Hare. The Restricted Stock was granted pursuant to and is governed by the 1998 Plan and subject to the Stockholders Agreement. One third of the Restricted Stock vests on August 4, 2000, one third vests on August 4, 2001, and one third vests on August 4, 2002. In the event of a Change of Control (as defined in the Hare Employment Agreement), any unvested Restricted Stock will immedi-ately vest. Under certain circumstances, in the event of a termination of Mr. Hare's employment by the Company, the portion of Restricted Stock that would have vested during the one-year period following the date of termination will immediately vest. Under the Hare Employment Agreement. Mr. Hare was also granted stock options to purchase 150,000 shares of Common Stock. Unless sooner exercised or forfeited as provided, Mr. Hare's stock options expire on August 4, 2009. To the extent not inconsistent with the Hare Employment Agree-ment, such stock options are governed by the 1998 Plan. Twenty percent of the options vest on each anniversary of the August 4, 1999 grant date.

   Under a previous employment agreement with the Company, Mr. Hare purchased 150,000 shares of Common Stock (the "Purchased Stock") for $500,000 in cash plus a non-recourse promissory note for $1,000,000, payable to AMF Bowling and secured by the Purchased Stock which has been pledged pursuant to a stock pledge agreement between Mr. Hare and AMF Bowling. Under the Hare Employment Agreement, the Committee adjusted the value of Mr. Hare's non-recourse promis-sory note from $1,000,000 to $493,750 in 1999 for the purchase of 100,000 shares of Common Stock to reflect the market price of such shares on the date of the new employment agreement. The Committee also adjusted the interest rate applicable to the note from 7% per annum to 6% per annum in 1999. No principal payments were made on the original note or the adjusted note in 1999. Under a previous em-ployment agreement, Mr. Hare was also granted stock options to purchase 105,000 shares of Common Stock. Unless sooner exercised or forfeited as pro-vided, Mr. Hare's stock options expire on May 28, 2006. To the extent not in-consistent with the previous employment agreement, such stock options are gov-erned by the 1996 Plan. Twenty percent of Mr. Hare's stock options vested on May 28, 1997, twenty percent vested on May 28, 1998 and another twenty percent will vest on each May 28 thereafter through the year 2001. If any successor to the Company or Bowling Worldwide acquires all or substantially all of the business and/or assets of the Company or Bowling Worldwide, the Company may purchase all of the Purchased Stock held by Mr. Hare for its fair market val-ue, and any stock options then held by him for the fair market value of the underlying Common Stock less the exercise price of the stock options.

   Mr. Watkins has an employment agreement with the Company and receives com-pensation consisting of salary and an annual bonus if certain financial tar-gets, determined by the Chief Executive Officer, are met. Mr. Watkins' annual base salary under his employment agreement is $300,000. Mr. Watkins was granted stock options to purchase 100,000 shares of Common Stock on the same vesting schedule as other employees. The employment agreement further provides for a severance payment if the Company terminates Mr. Watkins' employment for any reason other than cause equal to one year of base salary.

Report of the Compensation Committee

   The Compensation Committee (the "Committee") reviews, and subject to Board ratification, approves actions regarding the Company's executive compensation program (except actions under the 1998 Plan, which is administered solely by a subcommittee of the Committee). The program is designed to attract, motivate and retain the executive management necessary to enhance the profitability of the Company and increase shareholder value. The objective of the program in 1999 was to offer total compensation commensurate with the Company's perfor-mance by providing executives with:

  1. A competitive base salary;

  2. Variable pay opportunities in the form of an annual bonus that subjects a significant portion of the executive's total compensation to attain-ment of specific performance goals;

  3. Stock incentive awards, which link management incentives to increases in shareholder value; and

  4. Total compensation that appropriately rewards attainment of both short and long-term goals.

   The program had three elements: base salary, annual bonus and stock incen-tive awards. Stock incentive awards are in the form of stock options and re-stricted stock.

   Chief Executive Officer. Mr. Smith was hired as Chief Executive Officer and President of the Company effective April 29, 1999. The terms of Mr. Smith's base salary and bonus for 1999 were negotiated as part of his employ-ment agreement and reflected the objectives of the Company's executive compen-sation program. Under his employment agreement, Mr. Smith received a base sal-ary of $387,019 and a signing bonus of $500,000 during 1999 and is entitled to receive a guaranteed bonus of $431,250 for 1999. In 2000, Mr. Smith will be eligible to receive a performance-based bonus of 75% of his base salary, of which 50% of the bonus will be based on discretionary objectives and 50% of the bonus will be based on the attainment of operational and financial targets set by the Committee.

   Acting Chief Executive Officer. From November 1998 until April 1999, Mr. Hare served as Acting President and Chief Executive Officer and Chief Finan-cial Officer of the Company. Mr. Hare received a base salary of $330,000 in 1998. He did not receive an annual bonus for 1998. In May 1999, the employment agreement signed by Mr. Hare and the Company in 1996 expired. The Executive Committee determined that it was in the Company's best interest to retain the services of Mr. Hare as Chief Financial Officer and the Committee approved a new compensation arrangement for Mr. Hare that was consistent with the objec-tives of the Company's compensation program, as described above. Under the new employment agreement, Mr. Hare's base salary was increased from $330,000 to $360,000. He was also awarded 100,000 shares of restricted Common Stock at a price of $1.00 per share. The restricted stock will vest over three years. Mr. Hare was also awarded 150,000 stock options. Twenty percent of the stock op-tions will vest on each of the first five anniversaries of the date on which they were granted. The Committee also adjusted from $1,000,000 to $493,750, the amount payable by Mr. Hare under a non-recourse promissory note that he had previously received to purchase of 100,000 shares of Common Stock. The ad-justment was made to reflect the market price of such shares on the date of the new employment agreement.

   Annual Base Salary. The Committee reviews the base salary of senior offi-cers every 12 months. Base salaries for 1999 were designed to bring salaries to a level consistent with the average base salaries for executives with com-parable positions in a group of peer companies. The peer group consisted of location-based entertainment companies. A compensation study that was per-formed for the Committee by an independent consulting firm confirmed that the total compensation levels for executive management are generally appropriate. However, the balance between base salary and annual bonus for certain execu-tives was found to be more heavily weighted towards annual bonus than in com-parable location-based entertainment companies. The Company's goal is to ad-just this imbalance over the next two years.

   Stock Incentive Awards. The Committee believes that stock options and other forms of stock compensation will provide additional incentive to executives to focus on enhancements to shareholder value. Consistent with this belief, the subcommittee that administers the 1998 Plan awarded stock options to certain Named Executive Officers. In addition, the subcommittee approved stock option awards to a number of other employees in order expand the focus on enhancing shareholder value to include a broader group of the Company's employees.

   Annual Bonus. Annual bonuses for 1999 were based on attainment of perfor-mance objectives. Participants included executives and other key management employees. Mr. Hare, who was serving as Acting Chief Executive Officer, ap-proved the amount of the potential bonuses and the targeted performance objec-tives for participants in the bonus program. For each performance objective, a performance range and potential payout from a threshold to a maximum was de-termined. The Committee reviewed and approved objectives, performance targets and potential payouts for the Acting Chief Executive Officer.

   The 1999 annual performance objectives for the Acting Chief Executive Offi-cer and other participants included performance against a projected budget target and individual performance measures. The 1999 annual bonus for business unit participants included the same types of objectives at the business unit level. In 1999, each participant's award generally contained EBITDA levels that had to be achieved before any bonus was paid. During 1999, bonus opportu-nities generally represented between 10% and 75% of a participant's total com-pensation. Bonus payments in 1999 were substantially reduced because the Com-pany did not achieve budgeted performance targets on a consolidated basis.

   Special Bonus Plan For 2000. At the beginning of 2000, the Committee ap-proved a special bonus plan (the "Special Bonus Plan") for senior management and certain project champions. The Special Bonus Plan is designed to focus on a number of key initiatives that management believed were critical to both the immediate and long-term success of the Company. Under the Special Bonus Plan, a participant is eligible for an additional special bonus for the 2000 fiscal year if certain conditions are met (the "Special Bonus"). The Special Bonus will be in addition to the participant's annual bonus, but replaces provisions of the annual bonus that award additional bonus for exceeding EBITDA targets. Senior management participants are eligible to receive a Special Bonus only if the Company exceeds its EBITDA target in 2000 by more than a prescribed amount and such member's primary business unit achieves its business unit EBITDA tar-get in 2000. Project champions in the program will be required to complete successfully all objectives of his or her special project in order to be eli-gible.

   The Special Bonus ranges from 10% to 100% of base salary based solely upon the level of incremental EBITDA achieved in excess of the Company's budgeted EBITDA target.

   Compliance with Section 162(m) of the Internal Revenue Code. The Company's compensation philosophy is to have a large percentage of potential total com-pensation based on Company performance. Section 162(m) of the Internal Revenue Code (the "Code") provides generally that compensation paid to each of the Company's Chief Executive Officer and the other four most highly compensated officers of the Company in excess of $1 million is not deductible. Qualifying performance-based compensation is not subject to the deduction limit if cer-tain requirements are met, including shareholder approval. The 1998 Plan pro-vides for payment of compensation that would, under certain circumstances, qualify as performance-based compensation under Section 162(m). The Committee intends to take steps designed to make all compensation paid under the 1998 Plan fully deductible for federal income tax purposes. In the future, the Com-mittee will take actions to maximize the effectiveness of the Company's com-pensation programs and preserve tax deductibility to the extent consistent with the best interests of the Company and its shareholders.

                                      Richard A. Friedman, Chairman
                                      Charles M. Diker
                                      Thomas R. Wall, IV

                               PERFORMANCE GRAPH

   The graph below compares the cumulative annual total shareholder return on the Common Stock with the cumulative annual total shareholder return of the published Standard and Poor's 500 Stock Index and an index of a group of peer companies selected by the Company for the period commencing November 4, 1997, the date of the Initial Public Offering, and ending December 31, 1999. The graph assumes an investment of $100 in the Company's Common Stock and each of the indices at the market close on November 4, 1997 and the reinvestment of all dividends. The companies included in the peer group are AMC Entertainment Inc., Carmike Cinemas, Inc., Dave & Buster's Inc., Family Golf Centers, Inc., GC Companies, Inc., IMAX Corporation, The Mills Corporation, Premier Parks Inc. and Vail Resorts, Inc. The Company is not included in the peer group in-dex. In calculating the annual cumulative total shareholder return of the peer group index, the shareholder returns of the peer group companies are weighted according to the stock market capitalizations of the companies. Historic stock price performance is not indicative of future stock price performance.


                COMPARISON OF 26 MONTH CUMULATIVE TOTAL RETURN*
                 AMONG AMF BOWLING, INC., THE S&P 500 INDEX
                               AND A PEER GROUP

                                    [GRAPH]

*$100 INVESTED ON 11/4/97 IN STOCK OR INDEX-
INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.


                                              11/4/97 12/31/97 12/31/98 12/31/99
                                              ------- -------- -------- --------
   AMF Bowling, Inc.......................... $100.00  114.94    23.56    14.37
   S&P 500 Stock Index....................... $100.00  103.30   132.82   160.77
   Peer Group Index.......................... $100.00   95.48   103.69    76.42

         SECURITIES OWNED BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

   The table below reflects the number of shares of Common Stock beneficially owned as of March 6, 2000 by (i) each director of the Company, (ii) each Named Executive Officer, (iii) the directors and executive officers as a group and
(iv) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock. Unless otherwise noted, each individual has sole voting power and sole investment power with respect to securities benefi-cially owned. Unless otherwise noted, the address of the beneficial owner is c/o the Company, Attn: Corporate Secretary, 8100 AMF Drive, Richmond, Virginia 23111.

                                                        Number of
                                                          Shares
                                                       Beneficially
                                                       Owned as of
                                                         March 6,   Percent of
               Name of Beneficial Owner                  2000(1)      Class
               ------------------------                ------------ ----------
Richard A. Friedman (2)...............................          --        *
Terence M. O'Toole (3)................................          --        *
Peter M. Sacerdote (4)................................          --        *
Charles M. Diker (5)..................................     149,260        *
Paul B. Edgerley (6)..................................          --        *
Howard A. Lipson (7)..................................          --        *
Thomas R. Wall, IV (8)................................          --        *
Roland C. Smith (9)...................................     200,000        *
Stephen E. Hare (10)..................................     225,000        *
John P. Watkins (11)..................................      87,000        *
J. Randolph V. Daniel, IV (12)........................      24,353        *
All directors and executive officers as a group (11
 persons) (13) (14)...................................     685,613        *

The Goldman Sachs Group (15)..........................  44,932,619     53.2%
Blackstone Group (as hereinafter defined) (16)........   8,473,581     10.1%
Kelso (as hereinafter defined) (17)...................   8,473,581     10.1%
Baron Capital Group, Inc. and certain affiliates
 (18).................................................  11,620,922     13.9%

-------
  * Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Se-curities and Exchange Commission. In computing the number of shares bene-ficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or are exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The table above does not include the Company's zero coupon convertible de-bentures (the "Debentures") which are convertible, at the option of the holder at any time prior to maturity (unless previously redeemed or other-wise purchased by the Company), into Common Stock at the rate of 9.1469 shares per $1,000 principal amount at maturity of the Debentures.

(2) Mr. Friedman, who is a Managing Director of Goldman Sachs, disclaims bene-ficial ownership of the shares owned by The Goldman Sachs Group and its affiliates, except to the extent of his pecuniary interest therein.

(3) Mr. O'Toole, who is a Managing Director of Goldman Sachs, disclaims bene-ficial ownership of the shares owned by The Goldman Sachs Group and its affiliates, except to the extent of his pecuniary interest therein.

(4) Mr. Sacerdote, who is a limited partner of The Goldman Sachs Group, dis-claims beneficial ownership of the shares owned by The Goldman Sachs Group and its affiliates, except to the extent of his pecuniary interest there-in.

(5) Includes 100,000 shares which may be acquired upon the exercise of stock options within 60 days. Includes 43,560 shares held by his spouse and trusts for his children, as to which he disclaims beneficial ownership.

(6) Mr. Edgerley, who is (i) a Managing Director of the general partner of Bain Capital Fund V, L.P. and Bain Capital Fund V-B, L.P. and (ii) a gen-eral partner of BCIP Associates and BCIP Trust Associates, L.P., disclaims beneficial ownership of the shares owned by those entities (collectively, "Bain"). Bain Capital Fund V, L.P. owns 594,634 shares, Bain Capital Fund V-B, L.P. owns 1,548,420 shares, BCIP Associates owns 283,832 shares and BCIP Trust Associates, L.P. owns 115,191 shares.

(7) Mr. Lipson, who is a member of the limited liability company which acts as the general partner of Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. (collectively, "Blackstone Group"), dis-claims beneficial ownership of the shares owned by Blackstone Group.

(8) Mr. Wall, who is (i) a general partner of Kelso Partners V, L.P., the gen-eral partner of Kelso Investment Associates V, L.P. ("KIA V") and (ii) a general partner of Kelso Equity Partners V, L.P.("KEP V," and together with KIA V, "Kelso"), disclaims beneficial ownership of the shares owned by KIA V and KEP V.

(9) Includes 200,000 shares which may be acquired upon the exercise of stock options within 60 days.

(10) Includes 69,000 shares which may be acquired upon the exercise of stock options within 60 days. Under the Hare Employment Agreement, Mr. Hare was granted 100,000 shares of restricted stock. Such shares have not yet been issued. See "Executive Compensation -- Employment Agreements".

(11) Includes 20,000 shares which may be acquired upon the exercise of stock options within 60 days.

(12) Includes 22,000 shares which may be acquired upon the exercise of stock options within 60 days.

(13) Includes an aggregate of 411,000 shares which may be acquired upon the ex-ercise of stock options within 60 days.

(14) Mr. Stanard transferred all of his Common Stock to the Company, as of Jan-uary 4, 1999, in exchange for the cancellation of a non-recourse promis-sory note. In addition, all stock options previously granted to Mr. Stan-ard were cancelled and forfeited as of November 2, 1998. See "Executive Compensation -- Summary Compensation Table".

(15) Of the total number of shares which may be deemed to be beneficially owned by The Goldman Sachs Group, 28,404,248 are owned by GS Capital Partners II, L.P., 11,291,852 shares are owned by GS Capital Partners II Offshore, L.P., 1,047,698 shares are owned by Goldman Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) C.L.P., 664,502 shares are owned by Stone Street Fund 1995, L.P., 1,136,093 shares are owned by Stone Street Fund 1996, L.P., 747,761 shares are owned by Bridge Street Fund 1995, L.P. and 770,465 shares are owned by Bridge Street Fund 1996, L.P. (collectively, "GSCP"). Common Stock deemed to be beneficially owned by The Goldman Sachs Group does not include 3,651,222 shares of Common Stock issuable upon the conversion of $399,176,000 in aggregate principal amount at maturity of Debentures owned by The Goldman Sachs Group. In addition, The Goldman Sachs Group beneficially owns warrants to purchase 870,000 shares of Common Stock, which were issued upon the closing of the Acquisi-tion. GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners II (Germany), C.L.P., Stone Street Fund 1995, L.P., Stone Street Fund 1996, L.P., Bridge Street Fund 1995, L.P. and Bridge Street Fund 1996, L.P., are investment partnerships. Affiliates of The Goldman Sachs Group are the general, managing general or managing partners of all such partnerships and have full voting and investment power with respect to the holding of such partnerships. Excludes certain shares of Common Stock in client accounts managed by Goldman Sachs (the "Managed Ac-counts"). Each of Goldman Sachs and The Goldman Sachs Group disclaims ben-eficial ownership of the Common Stock in the Managed Accounts. The address of The Goldman Sachs Group is 85 Broad Street, New York, New York 10004.

(16) Of the total number of shares beneficially owned by Blackstone Group, 6,090,010 shares are owned by Blackstone Capital Partners II Merchant Banking Fund L.P., 1,779,677 shares are owned by Blackstone Offshore Capi-tal Partners II L.P. and 603,894 shares are owned by Blackstone Family In-vestment Partnership II L.P. The address of Blackstone Group is 345 Park Avenue, New York, New York 10154.

(17) Of the total number of shares beneficially owned by Kelso, 7,954,779 shares are owned by KIA V and 518,802 are owned by KEP V. Common Stock deemed to be beneficially owned by Kelso does not include 351,085 shares of Common Stock issuable upon the conversion of $38,383,000 in aggregate principal amount at maturity of Debentures owned by Kelso. The address of each such shareholder is c/o Kelso & Company, Inc., 320 Park Avenue, 24th Floor, New York, New York 10022. Due to their common control, KIA V and KEP V could be deemed to beneficially own each other's shares, but each disclaims such beneficial ownership. Joseph S. Schuchert, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, Da-vid I. Wahrhaftig, Frank K. Bynum, Jr. and Philip E. Berney may be deemed to share beneficial ownership of shares beneficially owned of record by KIA V and KEP V, by virtue of their status as general partners of the gen-eral partner of KIA V and as general partners of KEP V. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share in-vestment and voting power with respect to securities owned by KIA V and KEP V, but disclaim beneficial ownership of such securities.

(18) Based solely on information provided to the Company by Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM"), Baron Asset Fund ("BAF") and Ronald Baron as of January 31, 1999. BAMCO and BCM are subsidiaries of BCG. BAF is an investment advi-sory client of BAMCO. Ronald Baron owns a controlling interest in BCG. Of the total number of shares beneficially owned by Baron, 146,000 shares are owned by BCG, 146,000 shares are owned by BCM and 146,000 shares are owned by Ronald Baron. BCG and Ronald Baron disclaim beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than BCG and Ronald Baron. BAMCO and BCM disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, BCM and their affiliates. The address of Baron Capital Group, Inc. is 767 Fifth Avenue, 24th floor, New York, New York 10153.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders Agreement

   On April 30, 1996, the Company, GSCP, Blackstone Group, Kelso, Bain (Bain, together with Blackstone Group and Kelso, the "Governance Investors"), Citicorp North America, Inc. ("Citicorp"), Mr. Diker (Mr. Diker, together with Blackstone Group, Kelso, Bain and Citicorp, the "Investors"), certain current and former members of management (the "Management Investors," and, with GSCP and the Investors, the "Stockholders") entered into a Stockholders Agreement, which regulates the relationship among the Company and the Stockholders. Sub-sequently, Mr. Hare and other members of management who received stock option awards under the 1996 Plan and certain other members of management have become parties to the Stockholders Agreement as additional Management Investors and Stockholders. The following discussion summarizes the terms of the Stockhold-ers Agreement that the Company believes are material to holders of Common Stock. This summary is qualified in its entirety by reference to the full text of the Stockholders Agreement, which was filed with the Securities and Ex-change Commission on November 3, 1997 as an exhibit to the Company's Registra-tion Statement on Form S-1 (Registration No. 333-34099).

   The Stockholders Agreement confers on GSCP the right to increase or de-crease the Board from its initial size of nine members. GSCP has the right to nominate five directors and to nominate a majority (not limited to a simple majority) of the members of the Board, so long as GSCP and its Permitted Transferees (as hereinafter defined), as they currently do, hold a majority of the outstanding shares of Common Stock. Each Governance Investor has the right to nominate, subject to GSCP consent, one member of the Board, so long as the number of shares of Common Stock held by it and certain of its permitted transferees under the Stockholders Agreement, as it currently is, is equal to at least one-half of the sum of (i) the number of shares initially purchased by it and its Permitted Transferees plus (ii) the number of additional shares that the Governance Investor was required to purchase pursuant to the "overcall" provisions of the Stockholders Agreement (in each case, subject to appropriate adjustments). If a Governance Investor is no longer entitled to nominate a director, the director is required to resign or be subject to re-moval by the shareholders. Each of GSCP and each Governance Investor has the right to recommend removal, with or without cause, of any director nominated by it, in which case such director is required to resign immediately or be subject to removal by the shareholders. In the event of death, removal or res-ignation of a director nominated by a Governance Investor, so long as the Gov-ernance Investor continues to have the right to nominate a director for such position, the Governance Investor has the right to nominate (subject to GSCP consent) a director to fill the vacancy created. A quorum may be constituted by a majority of the number of directors then in office, but not less than one-third of the whole Board, including at least one GSCP director.

   The Stockholders Agreement provides for the continual existence of an Exec-utive Committee, consisting of two GSCP-nominated directors and the President and Chief Executive Officer. The Executive Committee may exercise all the pow-ers and authority of the Board (subject to any restrictions under Delaware law) except with respect to those actions requiring a Special Vote (as defined below) and, in the case of matters which under the Stockholders Agreement re-quire a prior meeting of the Board, only after such meeting has occurred. A "Special Vote" is required for (i) the issuance of capital stock below fair market value, (ii) the grant or issuance of options or warrants exercisable or exchangeable for more than 2,877,151 shares, (iii) entering into certain transactions with affiliates of GSCP and (iv) amendments to the Stockholders Agreement, the Certificate of Incorporation or By-Laws, which would adversely affect the rights and obligations of Blackstone Group or Kelso; provided, that any amendment affecting a Stockholder differently from any other Stockholder requires such Stockholder's approval. Matters requiring a Special Vote must be approved by a majority of the GSCP directors who are partners or employees of Goldman Sachs and who are not employees of the Company and its subsidiaries, and at least one director nominated by Blackstone Group or Kelso (if there is one serving at such time.)

   Pursuant to the Stockholders Agreement, each of the Stockholders has agreed
(i) to appear in person or by proxy at any shareholder meeting for the purpose of obtaining a quorum, (ii) to vote its shares of Common Stock, at any share-holder meeting called for the purpose of voting on the election or removal of directors, in favor of the election or removal of directors, as applicable, in accordance with the provisions described in the second preceding paragraph,
(iii) otherwise to vote its shares of Common Stock at shareholder meetings in a manner not inconsistent with the Stockholders Agreement, (iv) not to grant any proxy or enter into any voting trust with respect to the Common Stock it holds or enter into any shareholder agreement or arrangement inconsistent with the provisions of the Stockholders Agreement and (v) not to act as a member of a group or in concert with others in connection with the acquisition, disposi-tion or voting of shares of Common Stock in any manner inconsistent with the Stockholders Agreement.

   The Stockholders Agreement provides that in the event a Stockholder deter-mines to sell its shares of Common Stock (subject to certain exceptions, in-cluding sales of shares made through a broker under Securities and Exchange Commission Rule 144), such Stockholder must give the other Stockholders notice thereof and such other Stockholders must have the opportunity to sell a pro rata share of their Common Stock in such a sale. Moreover, in the event Stock-holders owning 51% or more of the outstanding Common Stock propose to sell all of the Common Stock held by such Stockholders pursuant to a stock sale, merg-er, business combination, recapitalization, consolidation, reorganization, re-structuring or similar transaction, such Stockholders will have the right, un-der certain circumstances, to require the other Stockholders to sell the equity securities of the Company held by such other Stockholders in such sale on the same terms and conditions and at the same price as the Stockholders proposing to sell.

   The foregoing rights and obligations will terminate upon the first to occur of: (i) GSCP, the Investors and their permitted transferees under the Stock-holders Agreement (the "Permitted Transferees") holding in the aggregate less than 50% of the sum of (a) the number of shares of Common Stock outstanding, on a fully diluted basis, immediately after giving effect to the transactions contemplated by the subscription agreement (the "Subscription Agreement") en-tered into on the same date and by the same parties as the Stockholders Agree-ment, except for the Management Investors, and (b) the number of additional shares of Common Stock, if any, issued pursuant to the "overcall" provisions of the Stockholders Agreement and (ii) GSCP, the Investors and their Permitted Transferees holding in the aggregate less than 40% of the fully diluted shares of Common Stock then outstanding. Notwithstanding these provisions, in the event of any merger, recapitalization, consolidation, reorganization or other restructuring of the Company as a result of which the Stockholders and their Permitted Transferees own less than a majority of the outstanding voting power of the entity surviving such transaction, the Stockholders Agreement will ter-minate.

Registration Rights Agreement

   The Company and the Stockholders entered into a Registration Rights Agree-ment on April 30, 1996 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, (i) each of Blackstone Group (as a group), Kelso (as a group) and Bain (as a group) may make one demand (subject to cer-tain exceptions) of the Company to register shares of Common Stock held by such group and (ii) GSCP may make up to five demands (subject to certain ex-ceptions) of the Company to register shares of Common Stock held by it, in each case, so long as (a) the aggregate offering price for the shares to be sold is at least $50 million and (b) shares representing at least 5% of the sum of (1) the number of shares of Common Stock purchased by GSCP prior to ex-ecution of the Subscription Agreement, (2) the number of shares of Common Stock issued pursuant to the Subscription Agreement and (3) the number of shares (subject to adjustment) of Common Stock purchased by the Stockholders pursuant to the "overcall" provisions of the Stockholders Agreement are being registered. Upon a demand for registration by any of GSCP, Blackstone Group, Kelso or Bain, each of the other Stockholders is to be given the opportunity to participate on a pro rata basis in the registration demanded. The Registra-tion Rights Agreement also provides the Stockholders with piggyback registra-tion rights which allow each of them to include all or a portion of their shares of Common Stock under a registration statement filed by the Company, subject to certain exceptions and limitations.

Transactions with Management and Others; Certain Business Relationships

   Messrs. Friedman and O'Toole, each of whom is a Managing Director of Goldman Sachs, and Mr. Sacerdote, who is a limited partner of The Goldman Sachs Group, are directors of the Company, Group Holdings and Bowling World-wide. Mr. Friedman is also Chairman of the Board of the Company. Goldman Sachs and its affiliates together currently beneficially own a majority of the out-standing shares of Common Stock. See "Securities Owned by Management and Cer-tain Beneficial Owners." Goldman Sachs and its affiliates were the initial purchasers of the debt issued by Bowling Worldwide in connection with financ-ing the Acquisition. Goldman Sachs also served as financial advisor to the owners of the Company's predecessor in connection with the Acquisition.

   Under a credit agreement, amended and restated as of November 7, 1997 among Bowling Worldwide, Goldman Sachs Credit Partners, L.P., an affiliate of Goldman Sachs, Citibank, N.A. and its affiliates Citicorp Securities, Inc. and Citicorp USA, Inc. and certain other banks, financial institutions and insti-tutional lenders, executed in connection with the Initial Public Offering, as since amended (the "Credit Agreement"), Goldman Sachs Credit Partners, L.P. acted as Syndication Agent, Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc. acted as Arrangers, and Citibank, N.A. is acting as Adminis-trative Agent and Citicorp USA, Inc., is acting as Collateral Agent with re-spect to a revolving credit and term loan facility extended to Bowling World-wide in an amount up to $810.3 million. In 1999, total fees paid to Goldman Sachs Credit Partners, L.P. for services under the Credit Agreement were ap-proximately $1.1 million. Such entity was also reimbursed for expenses in-curred in connection with its services.

   Bowling Worldwide and Goldman Sachs are parties to an engagement letter pursuant to which Goldman Sachs was retained as Bowling Worldwide's financial advisor to provide investment banking and financial advisory services, includ-ing in connection with any acquisitions, dispositions or financings. Pursuant to the engagement, Bowling Worldwide has agreed to reimburse Goldman Sachs for its out-of-pocket expenses and indemnify Goldman Sachs in connection with its services arising under the engagement.

   Bowling Worldwide also entered into two interest rate cap agreements with Goldman Sachs Capital Markets, L.P. ("GSCM"), an affiliate of Goldman Sachs, both of which were executed to hedge Bowling Worldwide's exposure to fluctua-tions in the interest rates applicable to borrowings under the Credit Agree-ment. Bowling Worldwide paid a fee of $65,000 to GSCM in connection with the first of these transactions executed on March 31, 1999, which capped 3-month LIBOR on $200 million principal amount of debt at 7.0% until March 31, 2000. Bowling Worldwide paid a fee of $75,000 to GSCM in respect of the second transaction executed on December 31, 1999, which capped 3-month LIBOR on $150 million in debt at 7.6525% until December 31, 2000.

   See "Executive Compensation -- Employment Agreements" for a discussion of arrangements under which the Company loaned money to Mr. Hare on a non-re-course basis to enable him to purchase shares of Common Stock.

                     ITEM 2 -- RATIFICATION OF APPOINTMENT
                       OF INDEPENDENT PUBLIC ACCOUNTANTS

   Acting upon the recommendation of the Audit Committee, the Board has ap-pointed Arthur Andersen LLP as the Company's independent public accountants to audit the consolidated financial statements of the Company for the year ending December 31, 2000. Arthur Andersen LLP has served as the Company's independent public accountants since the Acquisition in 1996. Although action by the shareholders in this matter is not required, the Board believes that it is ap-propriate to seek shareholder ratification of this appointment in light of the critical role played by independent public accountants in maintaining the in-tegrity of Company financial controls and reporting. A representative of Ar-thur Andersen LLP is expected to be present at the Meeting, will have an op-portunity to make a statement and will be available to respond to appropriate questions that may be asked by shareholders.

   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINT-MENT OF ARTHUR ANDERSEN LLP AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS TO AUDIT THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR 2000.

                           ITEM 3 -- OTHER BUSINESS

   At this time, the Company knows of no other matters to be brought before the Meeting, but if other matters properly come before the Meeting, your proxy may be voted by the persons named in it in such manner as they deem to be in the best interest of the Company and its shareholders.

Shareholder Proposals for Presentation at the 2001 Annual Meeting

   Proposals that any shareholder desires to have included in the proxy state-ment for the 2001 annual meeting of shareholders must be received by the Sec-retary of the Company at its principal executive offices no later than Decem-ber 1, 2000. Any such proposal must meet the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. If the Company does not receive notice at its princi-pal offices on or before February 14, 2001 of a shareholder proposal for con-sideration at the 2001 annual meeting of shareholders, the proxies named by the Company's Board of Directors with respect to that meeting shall have dis-cretionary voting authority with respect to that proposal.

REGARDLESS OF THE NUMBER OF SHARES YOU HOLD, IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING. IF YOU ARE UNABLE TO ATTEND THE MEETING, YOU ARE URGED TO DATE AND SIGN YOUR PROXY AND RETURN IT WITHOUT DELAY IN THE EN-CLOSED ADDRESSED ENVELOPE. THE SHARES REPRESENTED BY EACH PROXY SO SIGNED AND RETURNED WILL BE VOTED IN ACCORDANCE WITH THE SHAREHOLDERS' DIRECTIONS.

                                      By order of the Board of Directors

                                      /s/ Renee D. Antolik

                                      Renee D. Antolik
                                      Secretary

March 31, 2000

REVOCABLE PROXY                                                  [AMF LOGO]


                               AMF BOWLING, INC.

            Annual Meeting of Shareholders - May 2, 2000, 3:00 p.m.
                               One James Center
                             901 East Cary Street
                           Richmond, Virginia 23219

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Michael P. Bardaro, Daniel McCormack and Renee
D. Antolik and each of them, proxies of the undersigned, with full power of substitution, to vote all the shares of Common Stock of AMF Bowling, Inc. (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held May 2, 2000 at 3:00 p.m., and at any adjournment or postponement thereof.

Items 1 and 2 are more particularly described in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 2, 2000. The undersigned hereby acknowledges receipt of the Proxy Statement, the Annual Report to Shareholders and the Company's Annual Report on Form 10-K.

The undersigned hereby revokes any proxy or proxies heretofore given to vote upon or act with respect to such stock and hereby ratifies and confirms all that said proxies, their substitutes or any of them may lawfully do by virtue hereof.

            (Continued and to be dated and signed on reverse side)

                             FOLD AND DETACH HERE

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS        Please mark
SPECIFIED BY THE UNDERSIGNED SHAREHOLDER. IF                your votes as  [X]
NO CHOICE IS SPECIFIED BY THE SHAREHOLDER, THIS             indicated in
PROXY WILL BE  VOTED "FOR" ITEMS (1) AND (2)                this example
AND, IN THE PROXIES' DISCRETION, ON ANY OTHER
MATTERS COMING BEFORE THE MEETING.




(1) Election of Directors                             NOMINEES: Richard A. Friedman, Roland C. Smith, Stephen E. Hare,
                                                      Terence M. O'Toole, Peter M. Sacerdote, Charles M. Diker, Paul B. Edgerley,
                                                      Howard A. Lipson and Thomas R. Wall, IV

    FOR all nominees             WITHHOLD
    listed to the right          AUTHORITY            INSTRUCTION:  To withhold authority to vote for any individual nominee, write
    (except as marked      to vote for all nominees   that nominee's name in the space provided below.
    to the contrary)         listed to the right

        [    ]                    [    ]              _____________________________________________________________________________

(2) Ratification of the appointment of Arthur         (3) In their discretion, the proxies are authorized to vote upon such other
    Andersen LLP as independent public accountants        matters as may properly come before the meeting or any adjournment or
    for the Company for 2000.                             postponement thereof.

      FOR        AGAINST        ABSTAIN
     [   ]        [   ]          [   ]

                                                                         Please date this Proxy Card and sign your name exactly as
                                                                         it appears hereon. Where there is more than one owner,
                                                                         each should sign. When signing as an attorney,
                                                                         administrator, executor, guardian or trustee,
                                                                         please add your title as such. If executed by a
                                                                         corporation, this Proxy Card should be signed by a
                                                                         duly authorized officer. If executed by a partnership,
                                                                         please sign in partnership name by authorized persons.

                                                                         Dated_____________________________________________,2000

                                                                         _______________________________________________________

                                                                         _______________________________________________________

                                                                        Please promptly mark, date, sign, and mail this Proxy Card
                   (continued from other side)                          in the enclosed envelope. No postage is required.

                             FOLD AND DETACH HERE




                                    [AMF LOGO]

                                                    Filed Pursuant to Rule
                                                    424(b)(3)
                                                    Registration 333-60959

                         PROSPECTUS SUPPLEMENT NO. 14
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999, Prospectus Supplement No. 8 dated June 29, 1999, Prospectus Supplement No. 9 dated July 9, 1999, Prospectus Supplement No. 10 dated July 30, 1999, Prospectus Supplement No. 11 dated August 2, 1999, Prospectus Supplement No. 12 dated November 1, 1999 and Prospectus Supplement No. 13 dated January 25, 2000 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

  The attached press release containing information about the Company's results in 1999 supplements the information provided in the Prospectus.

                               ----------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS FEBRUARY 28, 2000

FOR IMMEDIATE RELEASE                Contact: Stephen E. Hare
February 28, 2000                             Chief Financial Officer
                                              (804) 730-4401

                                              Renee D. Antolik
                                              Vice President, Investor Relations
                                              (804) 730-4402
                                              (800) 832-0151

                                              Earnings Release

             AMF BOWLING, INC. ANNOUNCES OPERATING RESULTS FOR 1999
             ------------------------------------------------------

Richmond, VA, February 28, 2000 - AMF Bowling, Inc. (NYSE: PIN) today announced operating results for the year ended December 31, 1999. The company reported consolidated revenue of $732.7 million, a 0.5% decrease compared with $736.4 million for 1998. Recurring consolidated EBITDA for 1999, before restructuring, asset impairment and other special charges, decreased 0.8% to $129.2 million compared with $130.2 million for the prior year. (EBITDA is a measure of operating cash flow which represents operating income before interest, taxes, depreciation, amortization and non-operating expenses.)

For the fourth quarter ended December 31, 1999, AMF reported consolidated revenue of $186.2 million, a 13.5% decrease compared with $215.2 million for the same period of 1998. Recurring consolidated EBITDA for the fourth quarter of 1999 was $40.3 million, a decrease of 3.6% compared with $41.8 million for the same period of 1998.

"While I am not satisfied with the 1999 financial results, we have made positive, fundamental changes to become more customer-driven over the past twelve months," said Roland Smith, AMF's President and Chief Executive Officer. "I believe that our Products business has stabilized based on second half results and that revenue and EBITDA growth in 1999 in our Centers business was driven by significant operational improvements. Most importantly, we have established our key priorities for 2000 and we have the right plans and people in place to achieve them. Everyone at AMF is now focused to deliver better results."

Bowling Centers Operating Results
---------------------------------

For the year ended December 31, 1999, Bowling Centers reported revenue of $585.7 million, an increase of 8.6% compared with revenue of $539.2 million for 1998. Constant center revenue increased 2.5% in the U.S. and 1.6% internationally in 1999 compared with 1998. Recurring EBITDA for 1999 was $143.9 million, an increase of 4.4% compared with $137.9 million for 1998. Recurring EBITDA margin for 1999 was 24.6% compared with 25.6% for 1998. The lower EBITDA margin in 1999 reflected higher payroll and maintenance expenses to support AMF's operating initiatives to improve customer service.

For the quarter ended December 31, 1999, Bowling Centers reported total revenue of $157.9 million, an increase of 0.9% compared with $156.5 million for the same quarter of 1998. Constant center revenue increased 1.5% in the U.S. and 0.7% internationally in the fourth quarter of 1999 compared with 1998. Recurring EBITDA for the fourth quarter of 1999 was $42.4 million, a decrease of 6.6% compared with $45.4 million for the fourth quarter of 1998.

AMF Always Means Fun!

Recurring EBITDA margin was 26.9% for the fourth quarter of 1999 compared with 29.0% for the fourth quarter of 1998. The lower EBITDA margin in the fourth quarter reflected higher payroll expense to support customer service initiatives.

Bowling Products Operating Results
----------------------------------

For the year ended December 31, 1999, Bowling Products reported revenue of $169.3 million, a decrease of 20.3% compared with $212.5 million for 1998. Recurring EBITDA for 1999 was $8.0 million compared with $10.7 million for 1998, a decrease of 25.2%.

For the quarter ended December 31, 1999, Bowling Products reported revenue of $37.7 million, a decrease of 37.0% compared with revenue of $59.8 million for the same quarter of 1998. Recurring EBITDA for the fourth quarter of 1999 was $3.5 million compared with $2.2 million for the same prior year period, an increase of 59.1%.

Shipments of lane equipment packages for new centers ("NCP's") for the fourth quarter were 432 units. For 1999, NCP shipments totaled 1,343 units compared with 2,466 units for the prior year. Economic difficulties in certain Asia Pacific markets and increased competition in general continued to impact results. NCP shipments of 921 units for the second half of 1999 exceeded NCP shipments of 422 units for the first half of 1999. The ongoing Bowling Products cost reduction program resulted in a decrease of $9.3 million in selling, general and administrative expenses in 1999 compared with 1998. However, these savings were offset by a decline in gross profit resulting from lower sales volume and competitive pricing.

Restructuring, Asset Impairment and Special Charges
---------------------------------------------------

During 1999, the company recorded restructuring charges of approximately $8.5 million that were related primarily to a plan to reorganize and downsize the Bowling Products business. This was in response to market weakness in Asia Pacific and increased competition, both of which have negatively impacted NCP sales and profitability. The restructuring plan was developed in conjunction with a strategic business assessment performed by Bain & Co. and was designed to reduce the overall volatility of Bowling Products. The restructuring charges related primarily to employee termination benefits, asset write-offs and contract cancellations. Approximately $1.7 million of the restructuring charges were non-cash write-downs of assets.

The Company also recorded asset impairment charges of $8.1 million representing the difference between fair market value and carrying value of impaired assets. The asset impairment charges related to under-performing bowling center locations that, under an approved plan, will be closed during the first half of 2000. Fair market value was estimated based on the average proceeds from previous sales of idle AMF bowling centers.

The strategic assessment by Bain also led to programs designed to improve product line profitability and quality in the Company. This assessment was a catalyst to the company recording approximately $26.5 million of special charges, which were non-cash, related primarily to receivables and inventory, and were included within operating expenses.

Consolidated Operating Results
------------------------------

For the year ended December 31, 1999, net loss was $162.2 million, or $2.32 per share, compared with a net loss of $125.9 million, or $2.11 per share, for the prior year. In 1999, the Company recorded an extraordinary gain of approximately $63.9 million in connection with redeeming a portion of its outstanding zero coupon convertible debentures. Net loss before extraordinary item was $226.1 million, or $3.23 per share, for 1999, and reflected restructuring, asset impairment and special charges and a $21.4 million tax expense to reserve for realization of net tax benefits.

For the fourth quarter of 1999, net loss was $44.4 million, or $.53 per share, compared with a net loss of $53.9 million, or $.90 per share, for the same prior year period.

At December 31, 1999, AMF had total debt of $1,221.2 million, of which $170.0 million was outstanding under the revolving credit facility, compared to $1,344.0 million, of which $163.0 million was outstanding under the revolving credit facility, at December 31, 1998.

                           ------------------------

As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The company owns and operates 539 bowling centers throughout the world, with 417 centers in the U.S. and 122 centers in 10 other countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster, Highland and Renaissance brands of billiards tables, and owns the Michael Jordan Golf Company.

                                   # # # # #

Statements in this earnings release about AMF's future plans are forward-looking statements. A number of important factors could cause actual results to differ materially from those anticipated and projected by forward-looking information. The factors include, but are not limited to, changes in acquisition opportunities, the development and growth of new bowling markets, the sales of products in those markets, the generation of timely and sufficient cash flow to pay principal and interest on indebtedness, an adverse legal judgment, an increase in competition, a change in economic conditions including recent adverse developments in Asia Pacific markets, foreign currency volatility, and political acts or regulatory changes. Additional information on factors that could affect the company's financial results are contained in the company's SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 1998, filed with the U.S. Securities and Exchange Commission.

                           AMF BOWLING, INC. AND SUBSIDIARIES (1)
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
                              (in millions, except share data)

                                                                          Three Months Ended                    Year Ended
                                                                             December 31,                       December 31,
                                                                   --------------------------------    ----------------------------
                                                                        1999              1998             1999          1998(2)
                                                                        ----              ----             ----          ----

Operating revenue                                                     $186.2            $215.2           $732.7          $736.4

Operating expenses (3)                                                 144.9             173.4            630.0           606.2
Restructuring and asset impairment charges                               9.1                --             16.6              --
Depreciation and amortization                                           29.6              32.8            133.6           120.6
                                                                     -------           -------          -------         -------
Operating income (loss)                                                  2.6               9.0            (47.5)            9.6

Interest expense                                                        32.8              30.2            128.3           114.7
Other non-operating expenses (income)                                   (0.6)             (1.0)             4.0             5.3
                                                                     -------           -------          -------         -------

Loss before income taxes                                               (29.6)            (20.2)          (179.8)         (110.4)
Provision for income taxes                                               1.4              28.4             27.7             7.3
                                                                     -------           -------          -------         -------
Net loss before joint ventures/extraordinary item                      (31.0)            (48.6)          (207.5)         (117.7)

Equity in loss of joint ventures, net of tax                           (12.8)             (5.3)           (18.6)           (8.2)
                                                                     -------           -------          -------         -------
Net loss before extraordinary item                                     (43.8)            (53.9)          (226.1)         (125.9)
Extraordinary item                                                      (0.6)               --             63.9              --
                                                                     -------           -------          -------         -------
Net loss                                                             $ (44.4)          $ (53.9)         $(162.2)        $(125.9)
                                                                     =======           =======          =======         =======
Net loss per share - before extraordinary item                       $ (0.53)          $ (0.90)         $ (3.23)        $ (2.11)
Net loss per share                                                   $ (0.53)          $ (0.90)         $ (2.32)        $ (2.11)
Weighted average shares outstanding (000)                             83,598            59,748           69,922          59,717

Selected Data:
    Recurring EBITDA (4)                                             $  40.3 (5)       $  41.8           $129.2 (5)     $ 130.2
    Recurring EBITDA margin                                             21.6%             19.4%            17.6%           17.7%

(1) AMF Bowling, Inc. is a holding company, and its primary assets are investments in subsidiaries including AMF Bowling Worldwide, Inc. which is principally engaged in two business segments: (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.

(2) To provide comparability, certain reclassifications of prior year revenue and expense items have been made.

(3) Operating expenses represent costs of goods sold, bowling center operating expenses, selling, general and administrative expenses and, in 1999, other special charges.

(4) EBITDA represents a measure of operating cash flow defined as operating income before interest, taxes, depreciation, amortization, and non-operating expenses.

(5) Recurring EBITDA excludes non-recurring restructuring, asset impairment and other special charges of approximately $8.5 million, $8.1 million and $26.5 million, respectively.

                    AMF BOWLING, INC. AND SUBSIDIARIES (1)
                        SEGMENT INFORMATION (unaudited)
                                 (in millions)


                                             First            Second              Third             Fourth
                                           Quarter           Quarter            Quarter            Quarter              Period
                                           -------           -------            -------            -------              ------
1999 Revenue
------------
Bowling Centers                             $172.6            $129.3             $125.9             $157.9              $585.7
Bowling Products                              32.0              38.9               60.7               37.7               169.3
Intersegment Elimination                      (2.0)             (7.1)              (3.8)              (9.4)              (22.3)
                                            ------            ------             ------             ------              ------
TOTAL                                       $202.6            $161.1             $182.8             $186.2              $732.7

1998 Revenue (2)
------------
Bowling Centers                             $150.2            $115.6             $116.9             $156.5              $539.2
Bowling Products                              41.1              51.6               60.0               59.8               212.5
Intersegment Elimination                      (4.0)             (5.4)              (4.8)              (1.1)              (15.3)
                                            ------            ------             ------             ------              ------
TOTAL                                       $187.3            $161.8             $172.1             $215.2              $736.4

1999 Recurring EBITDA (4) (5)
---------------------
Bowling Centers                              $60.5             $23.0              $18.0              $42.4              $143.9
Bowling Products                              (0.6)             (0.0)               5.1                3.5                 8.0
Corporate                                     (4.9)             (6.0)              (6.0)              (5.5)              (22.4)
Intersegment Elimination                      (0.0)             (0.1)              (0.1)              (0.1)               (0.3)
                                            ------            ------             ------             ------              ------
TOTAL                                        $55.0             $16.9          $17.0 (4)              $40.3              $129.2

1998 EBITDA (2) (4)
-----------
Bowling Centers                              $56.8             $18.3              $17.4              $45.4              $137.9
Bowling Products                               0.1               3.8                4.6                2.2                10.7
Corporate                                     (3.8)             (4.4)              (4.1)              (5.5)              (17.8)
Intersegment Elimination                      (0.0)             (0.2)              (0.1)              (0.3)               (0.6)
                                            ------            ------             ------             ------              ------
TOTAL                                        $53.1             $17.5              $17.8              $41.8              $130.2

---------------

See notes 1, 2, 4 and 5 to Condensed Consolidated Statements of Operations.

                                                    Filed Pursuant to Rule
                                                    424(b)(3)
                                                    Registration 333-60959

                         PROSPECTUS SUPPLEMENT NO. 13
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999, Prospectus Supplement No. 8 dated June 29, 1999, Prospectus Supplement No. 9 dated July 9, 1999, Prospectus Supplement No. 10 dated July 30, 1999, Prospectus Supplement No. 11 dated August 2, 1999 and Prospectus Supplement No. 12 dated November 1, 1999 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

Update to Selling Securityholders.

  The following information supplements the information provided in the Prospectus under the caption "Selling Securityhodlers" with respect to the following Selling Securityholder:

                                   Beneficial Ownership at
                                      January 24, 2000                       Principal Amount
                                 ---------------------------    Shares of     at Maturity of
                                 Principal Amount Percentage  Common Stock      Debentures
                                  at Maturity of      of     Covered by this Covered by this
    Selling Securityholders         Debentures    Debentures  Prospectus(2)     Prospectus
    -----------------------      ---------------- ---------- --------------- ----------------
Deutsche Bank Securities Inc...     $6,237,000       1.0         57,049         $6,237,000

--------
(/1/The)information contained in this table reflects "beneficial" ownership of the Debentures within the meaning of Rule 13d-3 under the Exchange Act. With respect to the holder listed in the table above, the Company has not conducted any independent inquiry or investigation to ascertain such information and has relied exclusively on written questionnaires furnished to the Company by the Selling Securityholder on or prior to January 24, 2000 for the express purpose of including the information set forth therein in this Prospectus.
(/2/Includes)shares of Common Stock issuable upon conversion of the Debentures only. Represents the number of shares of Common Stock into which the Debentures listed for such Selling Securityholder in this table are convertible on an "as converted" basis using the readjusted conversion rate.

                               ----------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JANUARY 25, 2000

                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-60955


                         PROSPECTUS SUPPLEMENT NO. 12
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999, Prospectus Supplement No. 8 dated June 29, 1999, Prospectus Supplement No. 9 dated July 9, 1999, Prospectus Supplement No. 10 dated July 30, 1999 and Prospectus Supplement No. 11 dated August 2, 1999 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

Update to Company's Operating Results for the Third Quarter ended September 30, 1999.

  The attached press release dated November 1, 1999 containing information about the Company's operating results for the third quarter ended September 30, 1999 supplements the information provided in the Prospectus.

                               ----------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 1, 1999.

AMF Bowling, Inc.  International Headquarters     Post Office Box 15060
                   8100 AMF Drive                 Richmond, Virginia 23227
                   Richmond, Virginia 23111

                    804.730.4000 Telephone        804.559.6276 Facsimile


FOR IMMEDIATE RELEASE             Contact:    Stephen E. Hare
November 1, 1999                              Chief Financial Officer
                                              (804) 730-4401

                                              Renee D. Antolik
                                              Vice President, Investor Relations
                                              (804) 730-4402
                                              (800) 832-0151

[LOGO OF AMF]                                                   Earnings Release

           AMF BOWLING, INC. ANNOUNCES THIRD QUARTER OPERATING RESULTS
           -----------------------------------------------------------

Richmond, VA, November 1, 1999 - AMF Bowling, Inc. (NYSE: PIN) today announced operating results for the third quarter ended September 30, 1999. The company reported consolidated revenue of $182.8 million, a 6.2% increase compared with $172.1 million for the same quarter of 1998. Recurring consolidated EBITDA, before restructuring and other special charges, decreased 4.5% to $17.0 million from $17.8 million during the same period in 1998. (EBITDA is a measure of operating cash flow which represents operating income before interest, taxes, depreciation, amortization and non-operating expenses.)

For the nine months ended September 30, 1999, AMF reported consolidated revenue of $546.5 million, a 4.9% increase compared with $521.2 million for the same period of 1998. Recurring consolidated EBITDA for the first nine months of 1999 was $88.9 million, an increase of 0.6% compared with $88.4 million for the same period of 1998.

"We have a lot of work ahead of us, but I was pleased that U.S. constant center revenue grew by 7.5% in this last quarter. In addition, I was encouraged that recurring EBITDA increased for both Bowling Centers and Bowling Products during this quarter versus last year," noted Roland Smith, President and CEO of AMF. "And although our corporate expenses exceed last year, the increase includes some one-time expenditures such as the strategic assessment of our business by Bain."

Non-Recurring Restructuring and Other Special Charges
-----------------------------------------------------

During the third quarter of 1999, the company recorded restructuring charges of approximately $7.5 million that were related primarily to a plan to reorganize and downsize the Bowling Products business in response to market weakness in Asia Pacific and increased competition which has negatively impacted NCP sales and profitability. The restructuring plan was developed in conjunction with a strategic business assessment performed by Bain & Co. and was designed to reduce the overall volatility of Bowling Products. Actions taken included closing of plants in the U.S. and Korea, three warehouses in China and one in Taiwan, closing of four sales offices in China and one in Belgium, and downsizing sales offices in four other countries. Approximately $1.7 million of the restructuring charges were non-cash write-downs of assets.

In addition, the strategic assessment by Bain led to programs designed to improve product line profitability and quality. This assessment was a catalyst to the company recording approximately $27.5 million of other special charges. These charges are non-cash, relate primarily to receivables and inventory and are included within

AMF Always Means Fun!

operating expenses. The company's bank credit agreement allows AMF to exclude the restructuring and other special charges for covenant purposes.

Bowling Centers Operating Results
---------------------------------

For the quarter ended September 30, 1999, Bowling Centers reported total revenue of $125.9 million, an increase of 7.7% compared with $116.9 million for the same quarter of 1998. In the U.S., constant center revenue in the third quarter of 1999 increased 7.5%, primarily due to an increase in open play. International constant center revenue increased 5.7% compared with the third quarter of 1998. Total revenue was favorably impacted by the inclusion of 7 centers acquired and one new center constructed since October 1, 1998.

Recurring EBITDA for the third quarter of 1999 was $18.0 million, an increase of 3.4% compared with $17.4 million for the third quarter of 1998. Recurring EBITDA margin was 14.3% compared with 14.9% for the third quarter of 1998.

For the nine months ended September 30, 1999, Bowling Centers reported revenue of $427.8 million, an increase of 11.8% compared with revenue of $382.7 million for the same period of 1998. U.S. and international constant center revenue increased 2.9% and 1.9%, respectively, in the first nine months of 1999 compared with the same period of 1998. Recurring EBITDA for the first nine months of 1999 was $101.5 million, an increase of 9.7% compared with $92.5 million for the first nine months of 1998. Recurring EBITDA margin for the first nine months of 1999 was 23.7% compared with 24.2% for the same prior year period.

Bowling Products Operating Results
----------------------------------

For the quarter ended September 30, 1999, Bowling Products reported revenue of $60.7 million, an increase of 1.2% compared with revenue of $60.0 million for the same quarter of 1998. Recurring EBITDA for the third quarter of 1999 was $5.1 million compared with $4.6 million for the same prior year period.

For the nine months ended September 30, 1999, Bowling Products reported revenue of $131.6 million, a decrease of 13.8% compared with $152.7 million for the same period of 1998. Recurring EBITDA for the first nine months of 1999 was $4.5 million compared with $8.5 million for the same prior year period.

NCP shipments for the third quarter were 489 units, which is more than the total shipped of 422 for the first half of 1999. For the first nine months of 1999, NCP shipments totaled 911 units compared with 1,846 units for the same prior year period. Economic difficulties in certain Asia Pacific markets and increased competition in general continue to impact results. The Bowling Products cost reduction program, which began in 1998 and continues into 1999, resulted in a decrease of $7.8 million in selling, general and administrative expenses in the first nine months of 1999 compared with the same prior year period. However, these savings were offset by a decline in gross profit resulting from lower sales volume and competitive pricing.

Consolidated Operating Results
------------------------------

For the third quarter of 1999, net loss was $45.0 million, or $.59 per share, compared with a net loss of $35.6 million, or $.60 per share, in the third quarter of 1998. The Company recorded a valuation allowance for net operating loss and foreign tax credits which increased net loss by $21.4 million in the third quarter of 1999. The Company recorded an extraordinary gain of $64.5 million in the third quarter of 1999 related to the purchase of zero coupon convertible debentures that was part of AMF's recapitalization plan. Net loss before extraordinary item was $109.5 million for the third quarter of 1999, or $1.43 per share.

For the nine months ended September 30, 1999, net loss was $117.8 million, or $1.80 per share, compared with a net loss of $72.0 million, or $1.21 per share, for the same prior year period. Net loss before extraordinary item was $182.3 million, or $2.79 per share.

Recapitalization Plan and Financing Update
------------------------------------------

As part of its previously announced recapitalization plan, on July 28, 1999, the company completed a rights offering to existing stockholders and a tender offer for a portion of its outstanding zero coupon convertible debentures due 2018 at a discount to carrying value. In the rights offering, AMF raised $120 million in equity capital and used approximately $72 million of the proceeds to fund the purchase of the debentures resulting in an extraordinary gain of $64.5 million. As a result, the company now has approximately 83,597,550 shares of common stock outstanding. Proceeds of $30 million from the rights offering were contributed as equity to AMF Bowling Worldwide, Inc. which repaid amounts due under its revolving credit facility.

At September 30, 1999, AMF had total debt of $1,233.1 million, of which $179.0 million was outstanding under the revolving credit facility, compared to $1,344.0 million, of which $163.0 million was outstanding under the revolving credit facility, at December 31, 1998.

                       ---------------------------------
As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The company owns and operates 539 bowling centers throughout the world, with 417 centers in the U.S. and 122 centers in 10 other countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster, Highland and Renaissance brands of billiards tables, and owns the Michael Jordan Golf Company.
                                    # # # # #
Statements in this earnings release about AMF's future plans are forward-looking statements. A number of important factors could cause actual results to differ materially from those anticipated and projected by forward-looking information. The factors include, but are not limited to, changes in acquisition opportunities, the development and growth of new bowling markets, the sales of products in those markets, the generation of timely and sufficient cash flow to pay principal and interest on indebtedness, an adverse legal judgment, an increase in competition, a change in economic conditions including recent adverse developments in Asia Pacific markets, foreign currency volatility, and political acts or regulatory changes. Additional information on factors that could affect the company's financial results are contained in the company's SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 1998, filed with the U.S. Securities and Exchange Commission.

                    AMF BOWLING, INC. AND SUBSIDIARIES (1)
          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
                       (in millions, except share data)

                                                          Three Months Ended         Nine Months Ended
                                                            September 30,              September 30,
                                                       ----------------------     ------------------------
                                                         1999          1998         1999           1998
                                                         ----          ----         ----           ----
Operating revenue                                        $182.8        $172.1        $546.5        $521.2

Operating expenses (2)                                    193.3         154.3         485.1         432.8
Restructuring charges                                       7.5            --           7.5            --
Depreciation and amortization                              37.6          30.9         104.0          87.8
                                                         -------       -------      --------       -------
Operating income (loss)                                   (55.6)        (13.1)        (50.1)          0.6

Interest expense                                           31.1          30.9          95.5          84.5
Other non-operating expenses (income)                      (0.4)          4.9           4.6           6.3
                                                         -------       -------      --------       -------

Loss before income taxes                                  (86.3)        (48.9)       (150.2)        (90.2)
Provision (benefit) for income taxes                       23.1         (14.6)         26.3         (21.1)
                                                         -------       -------      --------       -------
Net loss before joint ventures/extraordinary item        (109.4)        (34.3)       (176.5)        (69.1)

Equity in loss of joint ventures, net of tax               (0.1)         (1.3)         (5.8)         (2.9)
                                                         -------       -------      --------       -------
Net loss before extraordinary item                       (109.5)        (35.6)       (182.3)        (72.0)
Extraordinary item                                         64.5            --          64.5            --
                                                         -------       -------      --------       -------
Net loss                                                 $(45.0)       $(35.6)      $(117.8)       $(72.0)
                                                         =======       =======      ========       =======

Net loss per share - before extraordinary item           $(1.43)        $(.60        $(2.79)       $(1.21)
Net loss per share                                        $(.59)        $(.60)       $(1.80)       $(1.21)
Weighted average shares outstanding (000)                76,617        59,744        65,335        59,707

Selected Data:
    Recurring EBITDA (3)                                  $17.0 (4)     $17.8         $88.9 (4)     $88.4
    Recurring EBITDA margin                                 9.3%         10.3%         16.3%         17.0%

--------------------------------------------------------------------------------
(1) AMF Bowling, Inc. is a holding company, and its primary assets are investments in subsidiaries including AMF Bowling Worldwide, Inc. which is principally engaged in two business segments: (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.
(2) Operating expenses represent costs of goods sold, bowling center operating expenses, selling, general and administrative expenses and, in 1999, other special charges.
(3) EBITDA represents a measure of operating cash flow defined as operating income before interest, taxes, depreciation, amortization, and non-operating expenses.
(4) Recurring EBITDA represents EBITDA before non-recurring restructuring and other special charges of approximately $7.5 million and $27.5 million, respectively.

                    AMF BOWLING, INC. AND SUBSIDIARIES (1)
                        SEGMENT INFORMATION (unaudited)
                                 (in millions)

                                   First       Second        Third       Fourth
                                 Quarter      Quarter      Quarter      Quarter      Period
                                 -------      -------      -------      -------      ------
1999 Revenue
------------
 Bowling Centers                  $172.6       $129.3       $125.9                   $427.8
 Bowling Products                   32.0         38.9         60.7                    131.6
 Intersegment Elimination          (2.0)        (7.1)        (3.8)                   (12.9)
                                 -------      -------      -------      -------     -------
 TOTAL                            $202.6       $161.1       $182.8                   $546.5

1998 Revenue
------------
 Bowling Centers                  $150.2       $115.6       $116.9       $156.5      $539.2
 Bowling Products                   41.1         51.6         60.0         59.8       212.5
 Intersegment Elimination          (4.0)        (5.4)        (4.8)        (1.1)      (15.3)
                                 -------      -------      -------      -------     -------
 TOTAL                            $187.3       $161.8       $172.1       $215.2      $736.4

1999 Recurring EBITDA (3)
-------------------------
 Bowling Centers                   $60.5        $23.0        $18.0                   $101.5
 Bowling Products                  (0.6)        (0.0)          5.1                      4.5
 Corporate                         (4.9)        (6.0)        (6.0)                   (16.9)
 Intersegment Elimination          (0.0)        (0.1)        (0.1)                    (0.2)
                                 -------      -------      -------      -------     -------
 TOTAL                             $55.0        $16.9        $17.0 (4)                $88.9

1998 EBITDA (3)
---------------
 Bowling Centers                   $56.8        $18.3        $17.4        $45.4      $137.9
 Bowling Products                    0.1          3.8          4.6          2.2        10.7
 Corporate                         (3.8)        (4.4)        (4.1)        (5.5)      (17.8)
 Intersegment Elimination          (0.0)        (0.2)        (0.1)        (0.3)       (0.6)
                                 -------      -------      -------      -------     -------
 TOTAL                             $53.1        $17.5        $17.8        $41.8      $130.2

------------------------------------

See notes 1, 3 and 4 to Condensed Consolidated Statements of Operations.

                          PROSPECTUS SUPPLEMENT NO. 2
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF BOWLING, INC.
                                $1,125,000,000
                         AGGREGATE PRINCIPAL AMOUNT OF
                  ZERO COUPON CONVERTIBLE DEBENTURES DUE 2018
                                      AND
                     SHARES OF COMMON STOCK ISSUABLE UPON
                 CONVERSION, REDEMPTION OR REPURCHASE THEREOF

                               ----------------

The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

1. UPDATE TO LEGAL PROCEEDINGS

The following information supplements the information provided in the Prospectus under the caption "Business--Legal Proceedings".

On November 6, 1998, the Harbin Intermediate People's Court awarded Hai Heng approximately $3.5 million. The Company intends to continue its vigorous defense of Hai Heng's claims and intends to appeal such judgement. Management does not believe that the ultimate outcome of the action will have a material adverse impact on the financial position of the Company.

2. UPDATE TO SELLING SECURITYHOLDERS

The following information replaces in its entirety the information provided in the Prospectus under the caption "Selling Securityholders".

                               ----------------

                            SELLING SECURITYHOLDERS

The Selling Securityholders may from time to time offer and sell pursuant to this Prospectus (or an amendment or supplement thereto) any or all of the Debentures and the Common Stock issued upon conversion, redemption or repurchase thereof. The term Selling Securityholder includes the holders listed below and the beneficial owners of the Debentures and their respective transferees, pledgees, donees or their successors.

Each of the Selling Securityholders listed below is either an Initial Purchaser or a transferee of an Initial Purchaser and has agreed to be bound by the terms applicable to the transferor under the Debenture Registration Rights Agreement. Pursuant to the Debenture Registration Rights Agreement, the Company has filed the Registration Statement of which this Prospectus forms a part and has also agreed to bear certain expenses related thereto and to indemnify each Selling Securityholder against certain liabilities, including certain liabilities arising under the federal securities laws. See "Plan of Distribution".

The Company has filed with the Commission the Registration Statement of which this Prospectus forms a part with respect to the sale by the Selling Securityholders of the Securities from time to time through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the Securities may be listed or quoted at the time of such sale, in the over-the-counter market, in transactions otherwise than on such exchanges or systems or in the over-the-counter market, or through the writing of options, in privately negotiated transactions or otherwise, as more fully described under "Plan of Distribution".

                               ----------------

    THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 7, 1998.

The table below sets forth information with respect to the Selling Securityholders and the respective principal amounts of the Debentures and Common Stock into which such Debentures are convertible beneficially owned by each Selling Securityholder at or prior to December 3, 1998. Such information has been obtained from the Selling Securityholders. To the Company's knowledge, none of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company (or its predecessors) or any of its affiliates. Although the Selling Securityholders may offer for sale from time to time all or a portion of the Securities pursuant to this Prospectus (or an amendment or supplement thereto), the table below assumes that all of the Securities will be offered and sold by the Selling Securityholders. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Securities since the date on which they provided the Company with information regarding their Securities in transactions exempt from the registration requirements of the Securities Act. Information concerning Selling Securityholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this Prospectus. The Securities are being registered hereby to permit secondary trading of the Securities without restriction under the Securities Act. See "Plan of Distribution".


                                                                  BENEFICIAL OWNERSHIP AT
                                                                    DECEMBER 3, 1998(1)           SHARES OF         PRINCIPAL AMOUNT
                                                               -----------------------------     COMMON STOCK         AT MATURITY
                                                               PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                                 AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                                        OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 American High-Income
  Trust.......................................................    $ 21,900,000               1.9          189,947       $ 21,900,000
 American Investors Life
  Insurance Company,
  Inc.(3).....................................................       3,000,000                 *           26,020          3,000,000
 Arkansas Public
  Employees Retirement
  System(4)...................................................       3,000,000                 *           26,020          3,000,000
 Baker Nye Securities,
  LP..........................................................       5,000,000                 *           43,367          5,000,000
 Baltimore Gas & Electric
  Pension Plan(4).............................................       5,200,000                 *           45,101          5,200,000
 Blue Cross Blue Shield
  of Michigan Retirement
  Income Plan(4)..............................................         800,000                 *            6,938            800,000
 Boston Edison NDT Non-
  Qualified
  Corporate(4)................................................         375,000                 *            3,252            375,000
 Boston Edison NDT
  Qualified(4)................................................       5,965,000                 *           51,736          5,965,000
 Boston Edison VEBA(4)........................................         275,000                 *            2,385            275,000
 Brompton Partners L.P........................................       1,000,000                 *            8,673          1,000,000
 BT Equities Strategies
  Fund of the BT Pyramid
  Trust.......................................................       3,000,000                 *           26,020          3,000,000
 Caywood Capital Fund
  L.P.........................................................         400,000                 *            3,469            400,000
 Central Pension Fund of
  the IUOE and
  Participating
  Employers(4)................................................      15,750,000               1.4          136,606         15,750,000
 Century National
  Insurance Company...........................................       2,730,000                 *           23,678          2,730,000
 Chapman University...........................................          50,000                 *              433             50,000
 Chrysler Insurance
  Company--Total Return.......................................         120,000                 *            1,040            120,000
 City of New Bedford
  Retirement System(4)........................................         500,000                 *            4,336            500,000
 City of Richmond
  Retirement System(4)........................................       1,100,000                 *            9,540          1,100,000
 City of Worcester
  Retirement System(4)........................................       2,050,000                 *           17,780          2,050,000
 Columbia/HCA.................................................         700,000                 *            6,071            700,000


                                                                  BENEFICIAL OWNERSHIP AT
                                                                    DECEMBER 3, 1998(1)           SHARES OF         PRINCIPAL AMOUNT
                                                               -----------------------------     COMMON STOCK         AT MATURITY
                                                               PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                                 AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                                        OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 Community Investment
  Group Convertible
  Bond(4).....................................................          50,000                 *              433             50,000
 Credit Research &
  Trading, LLC................................................         875,000                 *            7,589            875,000
 Credit Suisse First
  Boston Corporation..........................................       5,000,000                 *           43,367          5,000,000
 Curtiss-Wright
  Retirement Plan(4)..........................................         750,000                 *            6,505            750,000
 Dallas Police & Fire
  Pension System(4)...........................................       9,000,000                 *           78,060          9,000,000
 Data General
  Corporation(4)..............................................       1,825,000                 *           15,828          1,825,000
 De Moss Foundation...........................................         500,000                 *            4,336            500,000
 Delaware Public
  Employees' Retirement
  System(4)...................................................       7,500,000                 *           65,050          7,500,000
 Detroit Edison
  Employees' Retirement
  Trust(4)....................................................       5,750,000                 *           49,872          5,750,000
 Detroit Medical Center
  Endowment/Depreciation
  Fund(4).....................................................       3,000,000                 *           26,020          3,000,000
 Detroit Medical Center
  Pension Plan(4).............................................       3,550,000                 *           30,790          3,550,000
 Deutsche Bank A.G............................................     123,750,000              11.0        1,073,333        123,750,000
 Dow Corning Retirement
  Plan(4).....................................................       4,550,000                 *           39,463          4,550,000
 Employees' Retirement
  System of the City of
  Milwaukee(4)................................................      10,000,000                 *           86,734         10,000,000
 Employers Reinsurance
  Corp.(3)....................................................       2,500,000                 *           21,683          2,500,000
 Enterprise Accumulation
  Trust High Yield............................................       1,550,000                 *           13,443          1,550,000
 Enterprise High Yield
  Bond Fund...................................................       1,950,000                 *           16,913          1,950,000
 Eos Partners, L.P............................................       7,500,000                 *           65,050          7,500,000
 F. R. Bigelow Foundation
  Convertible Bond(4).........................................          70,000                 *              607             70,000
 Fede Corporation.............................................          50,000                 *              433             50,000
 Fort Dearborn Life
  Insurance Company...........................................         600,000                 *            5,204            600,000
 Franklin Investor
  Securities Trust--
  Franklin Convertible
  Securities Fund.............................................       6,000,000                 *           52,040          6,000,000
 Franklin Strategic
  Series--Franklin Small
  Cap Growth Fund.............................................      12,900,000               1.1          111,886         12,900,000
 Gencorp(4)...................................................       7,750,000                 *           67,218          7,750,000
 General Motors
  Investment Management
  Corp.(3)....................................................      15,000,000               1.3          130,101         15,000,000
 General Motors MetLife
  High Yield Pension(4).......................................       7,820,000                 *           67,825          7,820,000
 General Motors Pension
  Fund--High Yield
  Sector(4)...................................................      10,500,000                 *           91,070         10,500,000
 Golden Rule Insurance
  High Yield..................................................         700,000                 *            6,071            700,000
 Guardian Life Insurance
  Company of America..........................................      28,500,000               2.5          247,191         28,500,000
 Guardian Master Pension
  Trust.......................................................       1,500,000                 *           13,010          1,500,000
 Halliburton High
  Yield(4)....................................................       1,350,000                 *           11,709          1,350,000

                                                                  BENEFICIAL OWNERSHIP AT
                                                                    DECEMBER 3, 1998(1)           SHARES OF         PRINCIPAL AMOUNT
                                                               -----------------------------     COMMON STOCK         AT MATURITY
                                                               PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                                 AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                                        OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 Hamilton Global
  Investors Limited...........................................      20,000,000               1.7          173,468         20,000,000
 HBK Cayman L.P...............................................      60,773,000               5.4          527,108         60,773,000
 HBK Offshore Fund
  Ltd.........................................................     141,377,000              12.6        1,226,219        141,377,000
 Health Services
  Retirement Plan(4)..........................................       1,000,000                 *            8,673          1,000,000
 Houston Firemen's Relief
  and Pension Fund
  "B"(4)......................................................       2,750,000                 *           23,851          2,750,000
 Houston Municipal
  Employees Pension
  System(4)...................................................       7,300,000                 *           63,315          7,300,000
 IBM Pension Plan(4)..........................................      11,500,000                 *           99,744         11,500,000
 IL Annuity & Insurance.......................................         250,000                 *            2,168            250,000
 International Union
  Operating Engineers
  Local #4(4).................................................         450,000                 *            3,903            450,000
 Ironworkers District
  Council of New
  England(4)..................................................       1,500,000                 *           13,010          1,500,000
 J.P. Morgan & Co. Inc........................................      98,000,000               8.7          849,993         98,000,000
 KA Management Ltd............................................      19,005,000               1.7          164,837         19,005,000
 KA Trading L.P...............................................       8,145,000                 *           70,644          8,145,000
 Loomis Sayles Bond
  Fund(4).....................................................      18,700,000               1.6          162,192         18,700,000
 Loomis Sayles Fixed
  Income Fund(4)..............................................       3,000,000                 *           26,020          3,000,000
 Loomis Sayles High Yield
  Fixed Income Fund(4)........................................       3,275,000                 *           28,405          3,275,000
 Loomis Sayles High Yield
  Fund(4).....................................................       1,250,000                 *           10,841          1,250,000
 Loomis Sayles
  International Fund--
  High Yield(4)...............................................       2,125,000                 *           18,430          2,125,000
 Loomis Sayles Managed
  Bond Fund(4)................................................       2,000,000                 *           17,346          2,000,000
 Loomis Sayles Worldwide
  Fund--Domestic Fixed
  Income Sector(4)............................................         750,000                 *            6,505            750,000
 Lord Abbett Bond
  Debenture Fund..............................................      25,000,000               2.2          216,835         25,000,000
 LS International Fund
  (Offshore Bond
  Fund)(4)....................................................       2,500,000                 *           21,683          2,500,000
 Maine State Retirement
  System(4)...................................................       3,475,000                 *           30,140          3,475,000
 Maxim Corporate Bond
  Fund(4).....................................................       4,250,000                 *           36,861          4,250,000
 Merrill Lynch
  International Ltd...........................................       5,000,000                 *           43,367          5,000,000
 MetLife Separate Account
  235(4)......................................................       1,000,000                 *            8,673          1,000,000
 Metropolitan Life Loomis
  Sayles High Yield Bond
  Portfolio(4)................................................       4,200,000                 *           36,428          4,200,000
 Milwaukee County
  "B"(4)......................................................      11,200,000                 *           97,142         11,200,000
 Minneapolis Teachers
  Retirement Fund(4)..........................................       1,950,000                 *           16,913          1,950,000
 Morgan Guaranty Trust
  Company of New York as
  Investment Manager and
  Agent for a private
  client(5)...................................................       6,000,000                 *           52,040          6,000,000


                                                        BENEFICIAL OWNERSHIP AT
                                                          DECEMBER 3, 1998(1)           SHARES OF         PRINCIPAL AMOUNT
                                                     -----------------------------     COMMON STOCK         AT MATURITY
                                                     PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                       AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                              OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 Morgan Guaranty Trust
  Company of New York as
  Trustee of the
  Commingled Pension
  Trust Fund (Multi-
  Market Special
  Investment Fund I) of
  Morgan Guaranty Trust
  Company of New
  York(6).......................................      16,000,000               1.4          138,774         16,000,000
 Morgan Guaranty Trust
  Company of New York as
  Trustee of the
  Commingled Pension
  Trust Fund (Multi-
  Market Special
  Investment Fund II) of
  Morgan Guaranty Trust
  Company of New
  York(7).......................................     32,000,000               2.8           277,548         32,000,000
 Morgan Guaranty Trust
  Company of New York as
  Trustee of the Multi-
  Market Special
  Investment Trust Fund
  of Morgan Guaranty
  Trust Company of New
  York(8).......................................      6,000,000              *               52,040          6,000,000
 Motors Insurance
  Corp.(3)......................................        500,000              *                4,336            500,000
 National Geographic
  Society(4)....................................        250,000              *                2,168            250,000
 National Union Fire
  Insurance Co. of
  Pittsburgh....................................      4,000,000              *               34,693          4,000,000
 New York City Board of
  Education Retirement
  System(4).....................................      1,000,000              *                8,673          1,000,000
 New York City Employees'
  Retirement System(4)..........................      6,750,000              *               58,545          6,750,000
 New York City Fire
  Department Pension
  Fund(4).......................................      3,750,000              *               32,525          3,750,000
 New York City Police
  Department Pension
  Fund(4).......................................      4,000,000              *               34,693          4,000,000
 New York City Teachers
  Retirement System(4)..........................     22,900,000              1.8            198,620         22,900,000
 New York State Electric
  & Gas Corp. Retirement
  Benefit Plan(4)...............................      3,000,000              *               26,020          3,000,000
 New York State Nurses
  Assn. Pension Plan &
  Benefits Fund(4)..............................      2,250,000              *               19,515          2,250,000
 Nike, Inc. Profit
  Sharing Plan(4)...............................        300,000              *                2,602            300,000
 Oppenheimer Millennuim
  Funds plc for the
  Oppenheimer Millennium
  Income & Growth Fund..........................        200,000              *                1,734            200,000
 Orange County Employees
  Retirement System(4)..........................      1,500,000              *               13,010          1,500,000
 Pacific Life Insurance
  Company.......................................      2,000,000              *               17,346          2,000,000
 Partner Reinsurance
  Co.(4)........................................        600,000              *                5,204            600,000
 Partners Healthcare(4).........................      1,250,000              *               10,841          1,250,000
 Peter & Elizabeth Tower
  Foundation(4).................................      1,050,000              *                9,107          1,050,000
 Phoenix Convertible
  Fund..........................................      3,300,000              *               28,622          3,300,000
 Phoenix Home Life
  Convertible Fund..............................      1,500,000              *               13,010          1,500,000
 PHS Pension(4).................................      2,250,000              *               19,515          2,250,000

                                                       BENEFICIAL OWNERSHIP AT
                                                         DECEMBER 3, 1998(1)           SHARES OF         PRINCIPAL AMOUNT
                                                    -----------------------------     COMMON STOCK         AT MATURITY
                                                    PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                      AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                             OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 Presbyterian
  Intercommunity
  Hospital......................................        150,000                *             1,301        150,000
 Presbyterian
  Intercommunity Hospital
  Defined Benefit Plan..........................         50,000                *               433         50,000
 Raytheon Master
  Trust(4)......................................      2,550,000                *            22,117      2,550,000
 Regence Blue Cross/Blue
  Shield of Idaho(3)............................         86,000                *               745         86,000
 Regence Blue Cross/Blue
  Shield of Oregon(3)...........................        141,000                *             1,222        141,000
 Regence Blue Cross/Blue
  Shield of Utah(3).............................         43,000                *               372         43,000
 Regence Blue Cross/Blue
  Shield of
  Washington(3).................................        230,000                *             1,994        230,000
 Rohm & Haas Company
  Convertible Fund(4)...........................        240,000                *             2,081        240,000
 Rose Hills Endowment
  Care Fund.....................................        250,000                *             2,168        250,000
 Sloane Overseas Fund
  Ltd...........................................        500,000                *             4,336        500,000
 SoundShore Holdings
  Ltd...........................................     30,075,000               2.6          260,852     30,075,000
 SoundShore Opportunity
  Holding Fund Ltd..............................      1,000,000                *             8,673      1,000,000
 State of Connecticut
  Fund "F"(4)...................................      4,350,000                *            37,729      4,350,000
 State of Oregon/SAIF
  Corporation...................................     20,000,000               1.7          173,468     20,000,000
 State of Rhode Island
  Employees Retirement
  System(4).....................................     11,995,000                *           104,037     11,995,000
 Susan H. Roeder................................        500,000                *             4,336        500,000
 Teachers Insurance and
  Annuity Association of
  America.......................................     12,000,000               1.0          104,080     12,000,000
 Teamsters Affiliates
  Pension Plan(4)...............................      2,000,000                *            17,346      2,000,000
 Teamsters Retirement &
  Family Protection
  Plan(4).......................................        400,000                *             3,469        400,000
 The Bond Fund of
  America, Inc..................................     23,100,000               2.0          200,355     23,100,000
 The Income Fund of
  America, Inc..................................     90,000,000               8.0          780,606     90,000,000
 The Salser Partnership
  No. 1 + 3.....................................         50,000                *               433         50,000
 TPW Investments, Ltd...........................        100,000                *               867        100,000
 Tredegar Industries,
  Inc.(4).......................................        750,000                *             6,505        750,000
 Tribeca Investments
  L.L.C.........................................     12,500,000               1.1          108,417     12,500,000
 Trust FBO Wm. M. Keck
  Jr. Fdn.......................................         50,000                *               433         50,000
 UA General Officers
  Retirement Plan(4)............................        275,000                *             2,385        275,000
 UA Local Union Officers
  & Employees
  Pension(4)....................................      2,455,000                *            21,293      2,455,000
 UA Office Employees
  Retirement Plan(4)............................        130,000                *             1,127        130,000
 UFCW Tri-State Pension
  Fund(4).......................................        500,000                *             4,336        500,000
 United Mine Workers of
  America Health and
  Retirement Fund(4)............................      5,000,000                *            43,367      5,000,000
 USF Convertible Fund...........................        700,000                *             6,071        700,000

                                                        BENEFICIAL OWNERSHIP AT
                                                          DECEMBER 3, 1998(1)           SHARES OF         PRINCIPAL AMOUNT
                                                     -----------------------------     COMMON STOCK         AT MATURITY
                                                     PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                       AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                              OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 Wilson East L.P................................        100,000                *               867        100,000
 Wm. M. Keck Jr. Fdn............................        200,000                *             1,734        200,000
 World Bank "B"(4)..............................      2,500,000                *            21,683      2,500,000
 World Bank "RSBP"(4)...........................      3,650,000                *            31,657      3,650,000
 Zazove Convertible Fund,
  L.P...........................................      7,350,000                *            63,749      7,350,000

- --------
* Less than one percent.
(1) The information contained in this table reflects "beneficial" ownership of the Debentures within the meaning of Rule 13d-3 under the Exchange Act.
    With respect to all holders listed in the table above, the Company has not conducted any independent inquiry or investigation to ascertain such information and has relied exclusively on written questionnaires furnished to the Company by the Selling Securityholders on or prior to December 3, 1998 for the express purpose of including the information set forth therein in this Prospectus.
(2) Includes shares of Common Stock issuable upon conversion of the Debentures only. Represents the number of shares of Common Stock into which the Debentures listed for such Selling Securityholder in this table are convertible on an "as converted" basis using the conversion rate described on the cover page of this Prospectus.
(3) Salomon Brothers Asset Management Inc. ("SBAM") acts as discretionary investment adviser with respect to the noted accounts that hold the Debentures. Accordingly, SBAM may be deemed to be the beneficial owner of the Debentures.
(4) Loomis, Sayles & Company, L.P. acts as discretionary investment adviser with respect to the noted accounts that hold the Debentures.
(5) The Selling Securityholder is the beneficial owner of $956,000 face value of the Subsidiary Senior Subordinated Discount Notes.
(6) The Selling Securityholder is the beneficial owner of $4,692,000 face value of the Subsidiary Senior Subordinated Discount Notes.
(7) The Selling Securityholder is the beneficial owner of $5,514,000 face value of the Subsidiary Senior Subordinated Discount Notes.
(8) The Selling Securityholder is the beneficial owner of $878,000 face value of the Subsidiary Senior Subordinated Discount Notes.

The Conversion Rate and, therefore, the number of shares of Common Stock issuable upon conversion, redemption or repurchase of the Debentures is subject to adjustment in certain events. Accordingly, the number of shares of Common Stock issuable upon conversion, redemption or repurchase of the Debentures may increase or decrease. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Debentures since the date on which they provided the information regarding their Debentures, in transactions exempt from the registration requirements of the Securities Act.

Because the Selling Securityholders may, pursuant to this Prospectus (or an amendment or supplement hereto), offer all or some portion of the Debentures or Common Stock issuable upon conversion, redemption or repurchase of the Debentures, no estimate can be given as to the amount of the Debentures or shares of Common Stock that will be held by the Selling Securityholders upon termination of any such sales.

Generally, only Selling Securityholders identified in the foregoing table who beneficially own the Debentures set forth opposite their respective names, may sell such Debentures pursuant to the Registration Statement. The Company may from time to time, in accordance with the Debenture Registration Rights Agreement, include additional Selling Securityholders in supplements or amendments to this Prospectus.



    THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 7, 1998.

                          PROSPECTUS SUPPLEMENT NO. 3
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF BOWLING, INC.
                                $1,125,000,000
                         AGGREGATE PRINCIPAL AMOUNT OF
                  ZERO COUPON CONVERTIBLE DEBENTURES DUE 2018
                                      AND
                     SHARES OF COMMON STOCK ISSUABLE UPON
                 CONVERSION, REDEMPTION OR REPURCHASE THEREOF

                               ----------------

     The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998 and Prospectus Supplement No. 2 dated December 7, 1998 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

     The following information replaces in its entirety the information provided in the Prospectus under the caption "Selling Securityholders".

                               ----------------

                            SELLING SECURITYHOLDERS

     The Selling Securityholders may from time to time offer and sell pursuant to this Prospectus (or an amendment or supplement thereto) any or all of the Debentures and the Common Stock issued upon conversion, redemption or repurchase thereof. The term Selling Securityholder includes the holders listed below and the beneficial owners of the Debentures and their respective transferees, pledgees, donees or their successors.

     Each of the Selling Securityholders listed below is either an Initial Purchaser or a transferee of an Initial Purchaser and has agreed to be bound by the terms applicable to the transferor under the Debenture Registration Rights Agreement. Pursuant to the Debenture Registration Rights Agreement, the Company has filed the Registration Statement of which this Prospectus forms a part and has also agreed to bear certain expenses related thereto and to indemnify each Selling Securityholder against certain liabilities, including certain liabilities arising under the federal securities laws. See "Plan of Distribution".

     The Company has filed with the Commission the Registration Statement of which this Prospectus forms a part with respect to the sale by the Selling Securityholders of the Securities from time to time through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the Securities may be listed or quoted at the time of such sale, in the over-the-counter market, in transactions otherwise than on such exchanges or systems or in the over-the-counter market, or through the writing of options, in privately negotiated transactions or otherwise, as more fully described under "Plan of Distribution".

                               ----------------

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 18, 1998.

The table below sets forth information with respect to the Selling Securityholders and the respective principal amounts of the Debentures and Common Stock into which such Debentures are convertible beneficially owned by each Selling Securityholder at or prior to December 17, 1998. Such information has been obtained from the Selling Securityholders. To the Company's knowledge, none of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company (or its predecessors) or any of its affiliates. Although the Selling Securityholders may offer for sale from time to time all or a portion of the Securities pursuant to this Prospectus (or an amendment or supplement thereto), the table below assumes that all of the Securities will be offered and sold by the Selling Securityholders. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Securities since the date on which they provided the Company with information regarding their Securities in transactions exempt from the registration requirements of the Securities Act. Information concerning Selling Securityholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this Prospectus. The Securities are being registered hereby to permit secondary trading of the Securities without restriction under the Securities Act. See "Plan of Distribution".


                                                                  BENEFICIAL OWNERSHIP AT
                                                                    DECEMBER 17, 1998(1)          SHARES OF         PRINCIPAL AMOUNT
                                                               -----------------------------     COMMON STOCK         AT MATURITY
                                                               PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                                 AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                                        OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 American High-Income
  Trust.......................................................    $ 21,900,000               1.9          189,947       $ 21,900,000
 American Investors Life
  Insurance Company,
  Inc.(3).....................................................       3,000,000                 *           26,020          3,000,000
 Arkansas Public
  Employees Retirement
  System(4)...................................................       3,000,000                 *           26,020          3,000,000
 Arlington County,
  Virginia(4).................................................       3,500,000                 *           30,356          3,500,000
 Baker Nye Securities,
  LP..........................................................       5,000,000                 *           43,367          5,000,000
 Baltimore Gas & Electric
  Pension Plan(4).............................................       5,700,000                 *           49,438          5,700,000
 Blue Cross Blue Shield
  of Michigan Retirement
  Income Plan(4)..............................................         800,000                 *            6,938            800,000
 Boston Edison NDT Non-
  Qualified
  Corporate(4)................................................         375,000                 *            3,252            375,000
 Boston Edison NDT
  Qualified(4)................................................       5,965,000                 *           51,736          5,965,000
 Boston Edison VEBA(4)........................................         275,000                 *            2,385            275,000
 Brompton Partners L.P........................................       1,000,000                 *            8,673          1,000,000
 BT Equities Strategies
  Fund of the BT Pyramid
  Trust.......................................................       3,000,000                 *           26,020          3,000,000
 Caywood Capital Fund
  L.P.........................................................         400,000                 *            3,469            400,000
 Central Pension Fund of
  the IUOE and
  Participating
  Employers(4)................................................      15,750,000               1.4          136,606         15,750,000
 Century National
  Insurance Company...........................................       2,730,000                 *           23,678          2,730,000
 Chapman University...........................................          50,000                 *              433             50,000
 Chrysler Insurance
  Company--Total Return.......................................         120,000                 *            1,040            120,000
 City of New Bedford
  Retirement System(4)........................................         500,000                 *            4,336            500,000
 City of Richmond
  Retirement System(4)........................................       1,100,000                 *            9,540          1,100,000
 City of Worcester
  Retirement System(4)........................................       2,050,000                 *           17,780          2,050,000
 Columbia/HCA.................................................         700,000                 *            6,071            700,000


                                                                  BENEFICIAL OWNERSHIP AT
                                                                    DECEMBER 17, 1998(1)          SHARES OF         PRINCIPAL AMOUNT
                                                               -----------------------------     COMMON STOCK         AT MATURITY
                                                               PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                                 AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                                        OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 Community Investment
  Group Convertible
  Bond(4).....................................................          50,000                *               433             50,000
 Credit Research &
  Trading, LLC................................................         875,000                *             7,589            875,000
 Credit Suisse First
  Boston Corporation..........................................       5,000,000                *            43,367          5,000,000
 Curtiss-Wright
  Retirement Plan(4)..........................................         750,000                *             6,505            750,000
 Dallas Police & Fire
  Pension System(4)...........................................      10,000,000                *            86,734         10,000,000
 Data General
  Corporation(4)..............................................       1,825,000                *            15,828          1,825,000
 De Moss Foundation...........................................         500,000                *             4,336            500,000
 Delaware Public
  Employees' Retirement
  System(4)...................................................       7,500,000                *            65,050          7,500,000
 Detroit Edison
  Employees' Retirement
  Trust(4)....................................................       7,250,000                *            62,882          7,250,000
 Detroit Medical Center
  Endowment/Depreciation
  Fund(4).....................................................       3,000,000                *            26,020          3,000,000
 Detroit Medical Center
  Pension Plan(4).............................................       3,550,000                *            30,790          3,550,000
 Deutsche Bank A.G............................................     123,750,000              11.0        1,073,333        123,750,000
 Dow Corning Retirement
  Plan(4).....................................................       4,550,000                 *           39,463          4,550,000
 Employees' Retirement
  System of the City of
  Milwaukee(4)................................................      10,000,000                 *           86,734         10,000,000
 Employers Reinsurance
  Corp.(3)....................................................       2,500,000                 *           21,683          2,500,000
 Enterprise Accumulation
  Trust High Yield............................................       1,550,000                 *           13,443          1,550,000
 Enterprise High Yield
  Bond Fund...................................................       1,950,000                 *           16,913          1,950,000
 Eos Partners, L.P............................................       7,500,000                 *           65,050          7,500,000
 F. R. Bigelow Foundation
  Convertible Bond(4).........................................          70,000                 *              607             70,000
 Fede Corporation.............................................          50,000                 *              433             50,000
 Fort Dearborn Life
  Insurance Company...........................................         600,000                 *            5,204            600,000
 Franklin Investor
  Securities Trust--
  Franklin Convertible
  Securities Fund.............................................       6,000,000                 *           52,040          6,000,000
 Franklin Strategic
  Series--Franklin Small
  Cap Growth Fund.............................................      12,900,000               1.1          111,886         12,900,000
 Gencorp(4)...................................................       8,750,000                 *           75,892          8,750,000
 General Motors
  Investment Management
  Corp.(3)....................................................      15,000,000               1.3          130,101         15,000,000
 General Motors MetLife
  High Yield Pension(4).......................................       8,720,000                 *           75,632          8,720,000
 General Motors Pension
  Fund--High Yield
  Sector(4)...................................................      10,500,000                 *           91,070         10,500,000
 Golden Rule Insurance
  High Yield..................................................         700,000                 *            6,071            700,000
 Guardian Life Insurance
  Company of America..........................................      28,500,000               2.5          247,191         28,500,000
 Guardian Master Pension
  Trust.......................................................       1,500,000                 *           13,010          1,500,000
 Halliburton High
  Yield(4)....................................................       2,350,000                 *           20,382          2,350,000

                                                                  BENEFICIAL OWNERSHIP AT
                                                                    DECEMBER 17, 1998(1)          SHARES OF         PRINCIPAL AMOUNT
                                                               -----------------------------     COMMON STOCK         AT MATURITY
                                                               PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                                 AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                                        OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 Hamilton Global
  Investors Limited...........................................      20,000,000               1.7          173,468         20,000,000
 HBK Cayman L.P...............................................      60,773,000               5.4          527,108         60,773,000
 HBK Offshore Fund
  Ltd.........................................................     141,377,000              12.6        1,226,219        141,377,000
 Health Services
  Retirement Plan(4)..........................................       1,000,000                 *            8,673          1,000,000
 Houston Firemen's Relief
  and Pension Fund
  "B"(4)......................................................       3,750,000                 *           32,525          3,750,000
 Houston Municipal
  Employees Pension
  System(4)...................................................       7,300,000                 *           63,315          7,300,000
 IBM Pension Plan(4)..........................................      12,500,000               1.1          108,417         12,500,000
 IL Annuity & Insurance.......................................         250,000                 *            2,168            250,000
 International Union
  Operating Engineers
  Local #4(4).................................................         450,000                 *            3,903            450,000
 Ironworkers District
  Council of New
  England(4)..................................................       1,500,000                 *           13,010          1,500,000
 J.P. Morgan & Co. Inc........................................      98,000,000               8.7          849,993         98,000,000
 KA Management Ltd............................................      19,005,000               1.7          164,837         19,005,000
 KA Trading L.P...............................................       8,145,000                 *           70,644          8,145,000
 Loomis Sayles Bond
  Fund(4).....................................................      18,700,000               1.6          162,192         18,700,000
 Loomis Sayles Fixed
  Income Fund(4)..............................................       6,000,000                 *           52,040          6,000,000
 Loomis Sayles High Yield
  Fixed Income Fund(4)........................................       3,275,000                 *           28,405          3,275,000
 Loomis Sayles High Yield
  Fund(4).....................................................       1,350,000                 *           11,709          1,350,000
 Loomis Sayles
  International Fund--
  High Yield(4)...............................................       2,125,000                 *           18,430          2,125,000
 Loomis Sayles Managed
  Bond Fund(4)................................................       2,000,000                 *           17,346          2,000,000
 Loomis Sayles Worldwide
  Fund--Domestic Fixed
  Income Sector(4)............................................         750,000                 *            6,505            750,000
 Lord Abbett Bond
  Debenture Fund..............................................      25,000,000               2.2          216,835         25,000,000
 LS International Fund
  (Offshore Bond
  Fund)(4)....................................................       2,500,000                 *           21,683          2,500,000
 Maine State Retirement
  System(4)...................................................       3,475,000                 *           30,140          3,475,000
 Maxim Corporate Bond
  Fund(4).....................................................       4,250,000                 *           36,861          4,250,000
 Merrill Lynch
  International Ltd...........................................       5,000,000                 *           43,367          5,000,000
 MetLife Separate Account
  235(4)......................................................       1,000,000                 *            8,673          1,000,000
 Metropolitan Life Loomis
  Sayles High Yield Bond
  Portfolio(4)................................................       4,200,000                 *           36,428          4,200,000
 Milwaukee County
  "B"(4)......................................................      12,200,000               1.1          105,815         12,200,000
 Minneapolis Teachers
  Retirement Fund(4)..........................................       1,950,000                 *           16,913          1,950,000
 Morgan Guaranty Trust
  Company of New York as
  Investment Manager and
  Agent for a private
  client(5)...................................................       6,000,000                 *           52,040          6,000,000

                                                       BENEFICIAL OWNERSHIP AT
                                                         DECEMBER 17, 1998(1)          SHARES OF         PRINCIPAL AMOUNT
                                                    -----------------------------     COMMON STOCK         AT MATURITY
                                                    PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                      AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                             OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 Morgan Guaranty Trust
  Company of New York as
  Trustee of the
  Commingled Pension
  Trust Fund (Multi-
  Market Special
  Investment Fund I) of
  Morgan Guaranty Trust
  Company of New
  York(6).......................................      16,000,000               1.4          138,774         16,000,000
 Morgan Guaranty Trust
Company of New York as
Trustee of the
Commingled Pension
Trust Fund (Multi-
Market Special
Investment Fund II) of
  Morgan Guaranty Trust
  Company of New
  York(7).......................................     32,000,000               2.8          277,548     32,000,000
 Morgan Guaranty Trust
  Company of New York as
  Trustee of the Multi-
  Market Special
  Investment Trust Fund
  of Morgan Guaranty
  Trust Company of New
  York(8).......................................      6,000,000                 *           52,040      6,000,000
 Motors Insurance
  Corp.(3)......................................        500,000                 *            4,336        500,000
 National Geographic
  Society(4)....................................        250,000                 *            2,168        250,000
 National Union Fire
  Insurance Co. of
  Pittsburgh....................................      4,000,000                 *           34,693      4,000,000
 New York City Board of
  Education Retirement
  System(4).....................................      1,500,000                 *           13,010      1,500,000
 New York City Employees'
  Retirement System(4)..........................      6,750,000                 *           58,545      6,750,000
 New York City Fire
  Department Pension
  Fund(4).......................................      4,200,000                 *           36,428      4,200,000
 New York City Police
  Department Pension
  Fund(4).......................................      4,450,000                 *           38,596      4,450,000
 New York City Teachers
  Retirement System(4)..........................     22,900,000               1.8          198,620     22,900,000
 New York State Electric
  & Gas Corp. Retirement
  Benefit Plan(4)...............................      3,000,000                 *           26,020      3,000,000
 New York State Nurses
  Assn. Pension Plan &
  Benefits Fund(4)..............................      2,250,000                 *           19,515      2,250,000
 Nike, Inc. Profit
  Sharing Plan(4)...............................        300,000                 *            2,602        300,000
 Oppenheimer Millennuim
  Funds plc for the
  Oppenheimer Millennium
  Income & Growth Fund..........................        200,000                 *            1,734        200,000
 Orange County Employees
  Retirement System(4)..........................      1,500,000                 *           13,010      1,500,000
 Pacific Life Insurance
  Company.......................................      2,000,000                 *           17,346      2,000,000
 Partner Reinsurance
  Co.(4)........................................        600,000                 *            5,204        600,000
 Partners Healthcare(4).........................      1,250,000                 *           10,841      1,250,000
 Peter & Elizabeth Tower
  Foundation(4).................................      1,050,000                 *            9,107      1,050,000
 Phoenix Convertible
  Fund..........................................      3,300,000                 *           28,622      3,300,000
 Phoenix Home Life
  Convertible Fund..............................      1,500,000                 *           13,010      1,500,000
 PHS Pension(4).................................      2,250,000                 *           19,515      2,250,000

                                                     BENEFICIAL OWNERSHIP AT
                                                       DECEMBER 17, 1998(1)          SHARES OF         PRINCIPAL AMOUNT
                                                  -----------------------------     COMMON STOCK         AT MATURITY
                                                  PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                    AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                           OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
 Presbyterian
  Intercommunity
  Hospital......................................        150,000              *               1,301        150,000
 Presbyterian
  Intercommunity Hospital
  Defined Benefit Plan..........................         50,000              *                 433         50,000
 Raytheon Master
  Trust(4)......................................      2,550,000              *              22,117      2,550,000
 Regence Blue Cross/Blue
  Shield of Idaho(3)............................         86,000              *                 745         86,000
 Regence Blue Cross/Blue
  Shield of Oregon(3)...........................        141,000              *               1,222        141,000
 Regence Blue Cross/Blue
  Shield of Utah(3).............................         43,000               *                372         43,000
 Regence Blue Cross/Blue
  Shield of
  Washington(3).................................        230,000               *              1,994        230,000
 Rohm & Haas Company
  Convertible Fund(4)...........................        240,000               *              2,081        240,000
 Rose Hills Endowment
  Care Fund.....................................        250,000               *              2,168        250,000
 Sloane Overseas Fund
  Ltd...........................................        500,000               *              4,336        500,000
 SoundShore Holdings
  Ltd...........................................     30,075,000               2.6          260,852     30,075,000
 SoundShore Opportunity
  Holding Fund Ltd..............................      1,000,000               *              8,673      1,000,000
 State of Connecticut
  Fund "F"(4)...................................      4,350,000               *             37,729      4,350,000
 State of Oregon/SAIF
  Corporation...................................     20,000,000               1.7          173,468     20,000,000
 State of Rhode Island
  Employees Retirement
  System(4).....................................     12,495,000               1.1          108,374     12,495,000
 Susan H. Roeder................................        500,000               *              4,336        500,000
 Teachers Insurance and
  Annuity Association of
  America.......................................     12,000,000               1.0          104,080     12,000,000
 Teamsters Affiliates
  Pension Plan(4)...............................      2,000,000               *             17,346      2,000,000
 Teamsters Retirement &
  Family Protection
  Plan(4).......................................        400,000               *              3,469        400,000
 The Bond Fund of
  America, Inc..................................     23,100,000               2.0          200,355     23,100,000
 The Income Fund of
  America, Inc..................................     90,000,000               8.0          780,606     90,000,000
 The Salser Partnership
  No. 1 + 3.....................................         50,000               *                433         50,000
 TPW Investments, Ltd...........................        100,000               *                867        100,000
 Tredegar Industries,
  Inc.(4).......................................        750,000               *              6,505        750,000
 Tribeca Investments
  L.L.C.........................................     12,500,000               1.1          108,417     12,500,000
 Trust FBO Wm. M. Keck
  Jr. Fdn.......................................         50,000               *                433         50,000
 UA General Officers
  Retirement Plan(4)............................        275,000               *              2,385        275,000
 UA Local Union Officers
  & Employees
  Pension(4)....................................      2,455,000               *             21,293      2,455,000
 UA Office Employees
  Retirement Plan(4)............................        130,000               *              1,127        130,000
 UFCW Tri-State Pension
  Fund(4).......................................        500,000               *              4,336        500,000
 United Mine Workers of
  America Health and
  Retirement Fund(4)............................      5,000,000               *             43,367      5,000,000
 USF Convertible Fund...........................        700,000               *              6,071        700,000

                                                     BENEFICIAL OWNERSHIP AT
                                                       DECEMBER 17, 1998(1)          SHARES OF         PRINCIPAL AMOUNT
                                                  -----------------------------     COMMON STOCK         AT MATURITY
                                                  PRINCIPAL AMOUNT                   COVERED BY         OF DEBENTURES
                                                    AT MATURITY    PERCENTAGE OF       THIS            COVERED BY THIS
 SELLING SECURITYHOLDERS                           OF DEBENTURES    DEBENTURES      PROSPECTUS(2)         PROSPECTUS
------------------------------------------------------------------------------------------------------------------------------------
Wilson East L.P................................        100,000             *                  867        100,000
Wm. M. Keck Jr. Fdn............................        200,000             *                1,734        200,000
World Bank "B"(4)..............................      2,500,000             *               21,683      2,500,000
World Bank "RSBP"(4)...........................      3,650,000             *               31,657      3,650,000
Zazove Convertible Fund,
L.P...........................................       7,350,000             *               63,749      7,350,000

- --------
* Less than one percent.
(1) The information contained in this table reflects "beneficial" ownership of the Debentures within the meaning of Rule 13d-3 under the Exchange Act. With respect to all holders listed in the table above, the Company has not conducted any independent inquiry or investigation to ascertain such information and has relied exclusively on written questionnaires furnished to the Company by the Selling Securityholders on or prior to December 17, 1998 for the express purpose of including the information set forth therein in this Prospectus.
(2) Includes shares of Common Stock issuable upon conversion of the Debentures only. Represents the number of shares of Common Stock into which the Debentures listed for such Selling Securityholder in this table are convertible on an "as converted" basis using the conversion rate described on the cover page of this Prospectus.
(3) Salomon Brothers Asset Management Inc. ("SBAM") acts as discretionary investment adviser with respect to the noted accounts that hold the Debentures. Accordingly, SBAM may be deemed to be the beneficial owner of the Debentures.
(4) Loomis, Sayles & Company, L.P. acts as discretionary investment adviser with respect to the noted accounts that hold the Debentures.
(5) The Selling Securityholder is the beneficial owner of $956,000 face value of the Subsidiary Senior Subordinated Discount Notes.
(6) The Selling Securityholder is the beneficial owner of $4,692,000 face value of the Subsidiary Senior Subordinated Discount Notes.
(7) The Selling Securityholder is the beneficial owner of $5,514,000 face value of the Subsidiary Senior Subordinated Discount Notes.
(8) The Selling Securityholder is the beneficial owner of $878,000 face value of the Subsidiary Senior Subordinated Discount Notes.

The Conversion Rate and, therefore, the number of shares of Common Stock issuable upon conversion, redemption or repurchase of the Debentures is subject to adjustment in certain events. Accordingly, the number of shares of Common Stock issuable upon conversion, redemption or repurchase of the Debentures may increase or decrease. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Debentures since the date on which they provided the information regarding their Debentures, in transactions exempt from the registration requirements of the Securities Act.

Because the Selling Securityholders may, pursuant to this Prospectus (or an amendment or supplement hereto), offer all or some portion of the Debentures or Common Stock issuable upon conversion, redemption or repurchase of the Debentures, no estimate can be given as to the amount of the Debentures or shares of Common Stock that will be held by the Selling Securityholders upon termination of any such sales.

 Generally, only Selling Securityholders identified in the foregoing table who beneficially own the Debentures set forth opposite their respective names, may sell such Debentures pursuant to the Registration Statement. The Company may from time to time, in accordance with the Debenture Registration Rights Agreement, include additional Selling Securityholders in supplements or amendments to this Prospectus.



         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 18, 1998.

                          PROSPECTUS SUPPLEMENT NO. 4
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998 and Prospectus Supplement No. 2 dated December 7, 1998 and Prospectus Supplement No. 3 dated December 18, 1998 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

  The attached press release containing information about the Company's results in 1998 supplement the information provided in the Prospectus.

                               ----------------


         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS FEBRUARY 26, 1999.

                       [LETTERHEAD OF AMF BOWLING, INC.]





FOR IMMEDIATE RELEASE                   Contact: Stephen E. Hare
FEBRUARY 26, 1999                                Acting Chief Executive Officer
                                                 and Chief Financial Officer
                                                 (804) 730-4401

                                                 Renee D. Antolik
                                                 Director, Investor Relations
                                                 (804) 730-4402

                                                 Earnings Release



             AMF BOWLING, INC. ANNOUNCES OPERATING RESULTS FOR 1998
            -------------------------------------------------------


Richmond, VA, February 26, 1999 - AMF Bowling, Inc. (NYSE: PIN) today announced operating results for the year ended December 31, 1998. AMF reported a 3.4% revenue increase from $713.7 million in 1997 to $738.1 million for 1998. EBITDA for 1998 was $130.2 million, a decrease of 29.8% compared with $185.4 million for the prior year. (EBITDA is a measure of operating cash flow which represents operating income before interest, taxes, depreciation, amortization and non-operating expenses.)

For the fourth quarter ended December 31, 1998, AMF reported revenue of $215.8 million, a 3.7% increase compared with $208.1 million for the same quarter of 1997. EBITDA for the fourth quarter was $41.8 million, a 28.8% decrease compared with $58.7 million for the same quarter of 1997.

Commenting on the year, Steve Hare, Acting Chief Executive Officer and Chief Financial Officer, noted, "In 1998 we took a number of key steps to reposition AMF for improved performance. As part of our strategy to consolidate the bowling industry, we completed 83 center acquisitions primarily in the U.S., Australia and the United Kingdom. We hired John Watkins, a seasoned executive with multi-unit retail chain experience, as President of U.S. Bowling Centers. John has established a new U.S. operating management team that is now focused on improving center performance and the quality of customer service in support of our consolidation strategy. During the fourth quarter, we also engaged Bain and Company to assist us in a strategic review of our Products and Centers businesses."

"For International Bowling Centers, 1998 represented a year of solid performance on a constant currency basis, especially Australia which generated constant center revenue growth of 5.1% during the year. For Bowling Products, difficult market conditions in Asia Pacific depressed operating results from 1997's record levels. However, cost reduction programs achieved $6 million of savings in 1998."

AMF Always Means Fun!

Bowling Centers Operating Results
---------------------------------

Bowling Centers revenue increased 26.1%, from $429.1 million in 1997 to $540.9 million in 1998. Acquisitions of bowling centers favorably impacted 1998 revenue versus 1997. These favorable results were partially offset by a decline in constant center revenue of 3.7% in the U.S. during 1998. On a worldwide basis, constant center revenue was down 1.9% for the year on a constant currency basis.

EBITDA for 1998 was $142.1 million, an increase of 9.0% compared with $130.4 million for 1997. EBITDA margin for the year was 26.3% compared with 30.4% for 1997. The lower EBITDA margin in 1998 was caused primarily by the decline in constant center revenue which increased certain expense ratios, higher advertising and promotion expense, as well as the lag effect of achieving cost reductions in newly acquired centers.

For the fourth quarter of 1998, Bowling Centers reported revenue of $157.1 million, an increase of 19.7% compared with revenue of $131.2 million for the same quarter of 1997. EBITDA was $46.3 million, a 0.2% decrease compared with $46.4 million for the same quarter of 1997. EBITDA margins were 29.5% compared to 35.4% for the same quarter of 1997. Fourth quarter U.S. constant center revenue declined 1.4%. Fourth quarter constant center revenue worldwide increased by 1.7% on a constant currency basis and represented the best performance quarter of the year.

Bowling Center Acquisitions
---------------------------

During 1998, AMF acquired 83 bowling centers including 59 in the U.S., 15 in the U.K., 8 in Australia and 1 in France. In the fourth quarter, AMF acquired 6 bowling centers including 4 in the U.S. and 2 in Australia, and opened Marina City Lanes in Chicago. As of December 31, 1998, AMF operated 545 bowling centers worldwide including 421 in the U.S. and 124 international centers (including 15 joint venture centers).

The Company curtailed its acquisition of bowling centers to allow operating management to focus on improving performance of existing centers and to improve liquidity during a period of lower cash flow generation from Bowling Products. However, AMF may continue to acquire certain centers on a selective basis.

Bowling Products Operating Results
----------------------------------

Bowling Products reported revenue of $212.5 million, a decrease of 29.0% compared with revenue of $299.3 million for 1997. EBITDA for the year was $10.7 million, a decrease of 84.9% compared with $70.8 million for 1997.

For the fourth quarter of 1998, Bowling Products reported revenue of $59.8 million, a decrease of 25.6% compared with revenue of $80.4 million for the same quarter of 1997. EBITDA was $2.2 million, a decrease of 86.0% compared with $15.7 million for the same quarter of 1997. EBITDA margin of 3.7% compared to 19.5% for the same quarter of 1997.

NCP shipments for the fourth quarter of 1998 totaled 620 units compared with 1,252 units for the comparable quarter in the prior year. For the year, NCP shipments totaled 2,466 units compared with 4,576 units for the same 1997 period. As of December 31, 1998, the NCP backlog was 1,078 units, a 37.5% decrease compared with December 31, 1997. 87% of the NCP shipment decline during 1998 was attributed to Asia Pacific markets.

In February 1999, a court in China issued a judgment of $2.8 million against the Company in the previously reported litigation with Harbin Hai Heng Entertainment Co., Ltd. The Company intends to pursue all available defenses.

Consolidated Operating Results
------------------------------

The Company has elected to record a valuation allowance for utilization of a portion of its net operating loss and foreign tax credits which increased the net loss by $33.2 million in the fourth quarter of 1998 and by $45.6 million for the year. For the fourth quarter of 1998, net loss was $53.9 million, or $.90 per share, compared with a net loss of $33.2 million, or $.62 per share, in the same quarter of 1997. For the year ended December 31, 1998, net loss was $125.9 million, or $2.11 per share, compared with a net loss of $55.6 million, or $1.23 per share.


Financing Update
----------------

At December 31, 1998, AMF had total debt of $1,344.0 million compared to $1,060.6 million at December 31, 1997. Of the $355 million revolver facility, $163 million was outstanding at year-end.


                          --------------------------


As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The Company owns and/or operates 545 bowling centers throughout the world, with 421 centers in the U.S. and 124 centers in 10 countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster and Renaissance brands of billiards tables, and owns the Michael Jordan Golf Company.


                                   # # # # #

Statements in this earnings release about AMF's future plans are forward-looking statements. A number of important factors could cause actual results to differ materially from those anticipated and projected by forward-looking information. The factors include, but are not limited to, changes in acquisition opportunities, the development and growth of new bowling markets, the sales of products in those markets, the generation of timely and sufficient cash flow to pay principal and interest on indebtedness, an adverse legal judgment, an increase in competition, a change in economic conditions including recent adverse developments in Asia Pacific markets, foreign currency volatility, and political acts or regulatory changes. Additional information on factors that could affect the Company's financial results are contained in the Company's SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 1997, filed with the U.S. Securities and Exchange Commission.

                    AMF BOWLING, INC. AND SUBSIDIARIES /(1)/
                 CONSOLIDATED STATEMENTS OF INCOME (unaudited)
                        (in millions, except share data)

                                                    Three Months Ended                   Year Ended
                                                       December 31,                     December 31,
                                                  1998            1997             1998             1997
                                              -------------  ---------------  ---------------  ---------------

Operating revenue                                  $ 215.8          $ 208.1          $ 738.1          $ 713.7

Operating expenses (2)                               174.0            149.4            607.9            528.3
Depreciation and amortization                         32.8             35.7            120.6            102.5
                                                   -------          -------          -------          -------
Operating income                                       9.0             23.0              9.6             82.9

Interest expense                                      30.2             29.2            114.7            118.4
Other non-operating (income) expenses                 (1.0)             6.1              5.3              8.1
                                                   -------          -------          -------          -------
Loss before income taxes                             (20.2)           (12.3)          (110.4)           (43.6)
Provision (benefit) for income taxes                  28.4             (3.9)             7.3            (12.8)
                                                   -------          -------          -------          -------
Net loss before joint
 ventures/extraordinary items                        (48.6)            (8.4)          (117.7)           (30.8)

Equity in loss of joint ventures                      (5.3)            (1.4)            (8.2)            (1.4)
                                                   -------          -------          -------          -------
Net loss before extraordinary items                  (53.9)            (9.8)          (125.9)           (32.2)
Extraordinary items, net of tax                         --            (23.4)              --            (23.4)
                                                   -------          -------          -------          -------
Net loss                                           $ (53.9)         $ (33.2)         $(125.9)         $ (55.6)
                                                   =======          =======          =======          =======

Net loss per share - before extraordinary
 items                                             $  (.90)         $  (.18)         $ (2.11)         $  (.71)
Net loss per share                                    (.90)            (.62)           (2.11)           (1.23)
Weighted average shares outstanding (000)           59,748           53,702           59,717           45,249

Selected Data:
 EBITDA /(3)/                                      $  41.8          $  58.7          $ 130.2          $ 185.4
 EBITDA margin                                        19.4%            28.2%            17.6%            26.0%




(1) AMF Bowling, Inc. is a holding company, and its primary assets are investments in subsidiaries including AMF Bowling Worldwide, Inc. which is principally engaged in two business segments: (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.
(2) Operating expenses represent costs of goods sold, bowling center operating expenses and selling, general, and administrative expenses.
(3) Represents a measure of operating cash flow defined as operating income before interest, taxes, depreciation, amortization, and non-operating expenses.

                     AMF BOWLING, INC. AND SUBSIDIARIES (1)
                        SEGMENT INFORMATION (unaudited)
                                 (in millions)


                          First        Second          Third           Fourth
                         Quarter       Quarter        Quarter         Quarter         Period
                       -----------  -------------  --------------  --------------  -------------
1998 Revenue
---------------------
Bowling Centers            $150.5         $116.0          $117.3          $157.1         $540.9
Bowling Products             41.1           51.6            60.0            59.8          212.5
Intersegment
 Elimination                 (4.0)          (5.4)           (4.8)           (1.1)         (15.3)
                           ------         ------          ------          ------         ------
TOTAL                      $187.6         $162.2          $172.5          $215.8         $738.1

1997 Revenue
---------------------
Bowling Centers            $108.5         $ 92.6          $ 96.8          $131.2         $429.1
Bowling Products             52.0           72.7            94.2            80.4          299.3
Intersegment
 Elimination                 (2.9)          (4.8)           (3.5)           (3.5)         (14.7)
                           ------         ------          ------          ------         ------
TOTAL                      $157.6         $160.5          $187.5          $208.1         $713.7

1998 EBITDA (3)
---------------------
Bowling Centers            $ 56.8         $ 20.1          $ 18.9          $ 46.3         $142.1
Bowling Products              0.1            3.8             4.6             2.2           10.7
Corporate                    (3.8)          (6.2)           (5.6)           (6.4)         (22.0)
Intersegment
 Elimination                 (0.0)          (0.2)           (0.1)           (0.3)          (0.6)
                           ------         ------          ------          ------         ------
TOTAL                      $ 53.1         $ 17.5          $ 17.8          $ 41.8         $130.2

1997 EBITDA (3)
---------------------
Bowling Centers            $ 41.9         $ 21.1          $ 21.0          $ 46.4         $130.4
Bowling Products             12.0           19.3            23.8            15.7           70.8
Corporate                    (3.6)          (4.7)           (3.7)           (3.4)         (15.4)
Intersegment
 Elimination                 (0.1)          (0.1)           (0.2)           (0.0)          (0.4)
                           ------         ------          ------          ------         ------
TOTAL                      $ 50.2         $ 35.6          $ 40.9          $ 58.7         $185.4


See notes 1 and 3 to Consolidated Statements of Income.

                                                Filed Pursuant to Rule 424(B)(3)
                                                     Registration No. 333-60959

                          PROSPECTUS SUPPLEMENT NO. 5
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998 and Prospectus Supplement No. 4 dated February 26, 1999 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

  The attached Annual Report on Form 10-K for the year ended December 31, 1998 (without exhibits) and definitive Proxy Statement of AMF Bowling, Inc. (to the extent portions thereof are specifically incorporated by reference into such Form 10-K) supplement the information provided in the Prospectus.

                               ----------------


           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 19, 1999.

                          PROSPECTUS SUPPLEMENT NO. 6
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999 and Prospectus Supplement No. 5 dated March 19, 1999 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

1. Update to Company's Operating Results for First Quarter of 1999.

    The attached press release dated May 5, 1999 containing information about the Company's operating results for the first quarter of 1999 supplements the information provided in the Prospectus.

2. Recent Developments.

    The attached press release dated May 5, 1999 relating to the Company's recapitalization plan supplements the information provided in the Prospectus.

3. Update to Selling Securityholders.

    The following information supplements the information provided in the Prospectus under the caption "Selling Securityholders" with respect to the following Selling Securityholder:

                             Beneficial Ownership at
                                 May 4, 1999(1)
                           ---------------------------                 Principal Amount
                                                          Shares of     at Maturity of
                           Principal Amount Percentage  Common Stock      Debentures
                            at Maturity of      of     Covered by this Covered by this
 Selling Securityholders      Debentures    Debentures  Prospectus(2)     Prospectus
 -----------------------   ---------------- ---------- --------------- ----------------
 Deutsche Bank
  Securities.............    $20,400,000       1.8         176,937       $20,400,000

--------
(1) The information contained in this table reflects "beneficial" ownership of the Debentures within the meaning of Rule 13d-3 under the Exchange Act. With respect to the holder listed in the table above, the Company has not conducted any independent inquiry or investigation to ascertain such information and has relied exclusively on written questionnaires furnished to the Company by the Selling Securityholder on or prior to May 4, 1999 for the express purpose of including the information set forth therein in this Prospectus.
(2) Includes shares of Common Stock issuable upon conversion of the Debentures only. Represents the number of shares of Common Stock into which the Debentures listed for such Selling Securityholder in this table are convertible on an "as converted" basis using the conversion rate described on the cover page of this Prospectus.

                               ----------------

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 5, 1999.

  AMF Bowling, Inc.  International Headquarters  Post Office Box 15060    804.730.4000 Telephone  804.559.6276 Facsimile
                     8100 AMF Drive              Richmond, Virginia 23227
                     Richmond, Virginia 23111

FOR IMMEDIATE RELEASE                         Contact: Stephen E. Hare
May 5, 1999                                            Chief Financial
                                                       Officer
                                                       (804) 730-4401

                                                       Renee D. Antolik
                                                       Director, Investor
                                                       Relations
                                                       (804) 730-4402
                                                       (800) 832-0151

                                                      Earnings Release

        AMF BOWLING, INC. ANNOUNCES OPERATING RESULTS FOR FIRST QUARTER

Richmond, VA, May 5, 1999 AMF Bowling, Inc. (NYSE: PIN) today announced operating results for the three months ended March 31, 1999. AMF reported an 8.2% revenue increase from $187.3 million in 1998 to $202.6 million for the first quarter of 1999. The increase in revenue for the period reflects inclusion of new centers which were acquired since the first quarter of 1998. EBITDA for the three months ended March 31, 1999 was $55.0 million, an increase of 3.6% compared with $53.1 million for the prior year. (EBITDA is a measure of operating cash flow which represents operating income before interest, taxes, depreciation, amortization and non-operating expenses.)

New Chief Executive Officer Named

On April 29, 1999, AMF announced the appointment of Roland Smith as president and chief executive officer of the company. Smith, 44, succeeds Stephen Hare, the company's chief financial officer, who was acting chief executive officer for the past six months. Hare will continue his role as chief financial officer. Smith has been appointed to the company's board of directors.

A former marketing executive who has worked with some of the most well-known and respected global brands including Procter & Gamble, Pepsi, Schering-Plough and KFC International, Smith most recently was the president and chief executive officer of the Triarc Restaurant Group. At Triarc, he is credited with leading a successful restructuring and rejuvenating of the Arby's brand, which is one of the top 10 in its industry. Smith has also proved his ability to manage growth and successfully opened 130 new stores in 1998. Under Smith's leadership, the restaurant group nearly tripled its operating profit from 1996 to year-end 1998. Smith drove Arby's comparable store sales growth to be among the leaders in the industry.

Bowling Centers Operating Results

For the quarter ended March 31, 1999, Bowling Centers revenue increased 14.9%, from $150.2 million in 1998 to $172.6 million in 1999. Revenue was favorably impacted by the inclusion of 51 centers acquired and one new center constructed since April 1, 1998. In the U.S., constant center revenue in the first quarter of 1999 declined 1.1% compared with the first quarter of 1998. On a worldwide basis, constant center revenue was down 0.8% for the quarter on a constant currency basis.

AMF Always Means Fun!

EBITDA for the first quarter of 1999 was $60.5 million, an increase of 6.5% compared with $56.8 million for the first quarter of 1998. EBITDA margin was 35.1% compared with 37.8% for 1998. The lower EBITDA margin in 1999 was caused primarily by an increase in expenses related to maintenance and supplies, food, advertising and payroll.

Bowling Products Operating Results

For the quarter ended March 31, 1999, Bowling Products reported revenue of $32.0 million, a decrease of 22.1% compared with revenue of $41.1 million for 1998. EBITDA for the first quarter of 1999 was $(0.6) million compared with $0.1 million for 1998.

NCP shipments for the first quarter of 1999 totaled 269 units compared with 504 units for the comparable quarter in the prior year. As of March 31, 1999, the NCP backlog was 755 units, a 30.0% decrease compared with December 31, 1998 and a 53.2% decrease compared with March 31, 1998.

Operating results for Bowling Products continue to be adversely impacted by economic difficulties and increased competition in certain Asia Pacific markets. The Bowling Products cost reduction program, which began in 1998 and continues into 1999, resulted in a decrease of $3.5 million in selling, general and administrative expenses in the first quarter versus last year's first quarter. However, this improvement was offset by a decline in gross profit resulting from lower sales volumes and pricing.

Consolidated Operating Results

For the first quarter of 1999, net loss was $18.7 million, or $.31 per share, compared with a net loss of $0.6 million, or $.01 per share, in the first quarter of 1998. Equity in loss of joint ventures totaled $5.5 million in the first quarter of 1999 compared to $0.3 million in the first quarter of 1998. The increased loss in equity of joint ventures was attributable to the Company's Brazilian joint venture results which were adversely impacted by a currency devaluation.

Financing Update

At March 31, 1999, AMF had total debt of $1,364.4 million compared to $1,344.0 million at December 31, 1998. Of the $355 million revolver facility, $183.0 million was outstanding at March 31, 1999.

Investor "800" Number

Investors can now call the Company's Investor Relations Department toll-free at 800-832-0151 to make inquiries or request company information.

                               ---------------

As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The Company owns and operates 545 bowling centers throughout the world, with 422 centers in the U.S. and 123 centers in 10 countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster and Renaissance brands of billiards tables, and owns the Michael Jordan Golf Company.

                                   # # # # #

Statements in this earnings release about AMF's future plans are forward-looking statements. A number of important factors could cause actual results to differ materially from those anticipated and projected by forward-looking information. The factors include, but are not limited to, changes in acquisition opportunities, the development and growth of new bowling markets, the sales of products in those markets, the generation of timely and sufficient cash flow to pay principal and interest on indebtedness, an adverse legal judgment, an increase in competition, a change in economic conditions including recent adverse developments in Asia Pacific markets, foreign currency volatility, and political acts or regulatory changes. Additional information on factors that could affect the Company's financial results are contained in the Company's SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 1998, filed with the U.S. Securities and Exchange Commission.

                    AMF BOWLING, INC. AND SUBSIDIARIES (1)
          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
                       (in millions, except share data)

                                                  Three Months Ended
                                                       March 31,
                                                  --------------------
                                                    1999       1998
                                                  ---------  ---------
Operating revenue (/2/)                           $   202.6  $   187.3
Operating expenses (/2/), (/3/)                       147.6      134.2
Depreciation and amortization                          33.4       26.8
                                                  ---------  ---------
Operating income                                       21.6       26.3
Interest expense                                       31.0       26.0
Other non-operating expenses                            2.3        0.1
                                                  ---------  ---------
Income (loss) before income taxes                     (11.7)       0.2
Provision for income taxes                              1.5        0.5
                                                  ---------  ---------
Net loss before equity in loss of joint ventures      (13.2)      (0.3)
Equity in loss of joint ventures                       (5.5)      (0.3)
                                                  ---------  ---------
Net loss                                          $   (18.7) $    (0.6)
                                                  =========  =========
Net loss per share -- basic and diluted           $    (.31) $    (.01)
Weighted average shares outstanding (000)            59,603     59,661
Selected Data:
EBITDA (/4/)                                      $    55.0  $    53.1
EBITDA margin                                         27.1%      28.3%

-------------------------------------------------------------------------------

(1) AMF Bowling, Inc. is a holding company, and its primary assets are investments in subsidiaries including AMF Bowling Worldwide, Inc. which is principally engaged in two business segments: (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.
(2) Certain 1998 balances have been reclassified to conform to 1999 presentation.
(3) Operating expenses represent costs of goods sold, bowling center operating expenses and selling, general, and administrative expenses.
(4) Represents a measure of operating cash flow defined as operating income before interest, taxes, depreciation, amortization, and non-operating expenses.

                    AMF BOWLING, INC. AND SUBSIDIARIES (/1/)
                        SEGMENT INFORMATION (unaudited)
                                 (in millions)

                           First   Second    Third   Fourth
                          Quarter  Quarter  Quarter  Quarter  Period
                          -------  -------  -------  -------  ------
1999 Revenue
Bowling Centers           $172.6                              $172.6
Bowling Products            32.0                                32.0
Intersegment Elimination    (2.0)                               (2.0)
                          ------                              ------
TOTAL                     $202.6                              $202.6
1998 Revenue
Bowling Centers(/2/)      $150.2   $115.6   $116.9   $156.5   $539.2
Bowling Products            41.1     51.6     60.0     59.8    212.5
Intersegment Elimination    (4.0)    (5.4)    (4.8)    (1.1)   (15.3)
                          ------   ------   ------   ------   ------
TOTAL                     $187.3   $161.8   $172.1   $215.2   $736.4
1999 EBITDA(/4/)
Bowling Centers           $ 60.5                              $ 60.5
Bowling Products            (0.6)                               (0.6)
Corporate                   (4.9)                               (4.9)
Intersegment Elimination    (0.0)                               (0.0)
                          ------                              ------
TOTAL                     $ 55.0                              $ 55.0
1998 EBITDA(/4/)
Bowling Centers           $ 56.8   $ 18.3   $ 17.4   $ 45.4   $137.9
Bowling Products             0.1      3.8      4.6      2.2     10.7
Corporate                   (3.8)   (4.4)     (4.1)    (5.5)   (17.8)
Intersegment Elimination    (0.0)    (0.2)    (0.1)    (0.3)    (0.6)
                          ------   ------   ------   ------   ------
TOTAL                     $ 53.1   $ 17.5   $ 17.8   $ 41.8   $130.2

--------------------

See notes 1, 2 and 4 to Condensed Consolidated Statements of Operations.

                                                                 Exhibit (a) (7)

  AMF Bowling, Inc.  International Headquarters  Post Office Box 15060    804.730.4000 Telephone  804.559.6276 Facsimile
                     8100 AMF Drive              Richmond, Virginia 23227
                     Richmond, Virginia 23111

FOR IMMEDIATE RELEASE                         Contact: Stephen E. Hare
May 5, 1999                                            Chief Financial
                                                       Officer
                                                       (804) 730-4401

                                                       Renee D. Antolik
                                                       Director, Investor
                                                       Relations
                                                       (804) 730-4402
                                                       (800) 832-0151

                                               Press Release

               AMF Bowling, Inc. Announces Recapitalization Plan
              Rights Offering to Raise $140 Million of New Equity

Richmond, Virginia--May 5, 1999--AMF Bowling, Inc. (NYSE: PIN) announced today a recapitalization plan which includes a rights offering to raise approximately $140 million and a tender for a portion of its outstanding convertible zero coupon debentures at a discount.

AMF intends to effect a rights offering in which all AMF stockholders would receive rights to purchase new AMF common shares. AMF will apply to list the rights on the New York Stock Exchange. The rights would also have an over-subscription privilege pursuant to which participating stockholders could elect to purchase a proportionate share of the shares not purchased in the rights offering by other stockholders. The number of rights per share to be offered and the exercise price of the rights have not been determined. Certain of AMF's significant stockholders are currently expected to participate fully in the rights offering, subject to final terms and conditions, but they are not obligated to do so. The rights offering is expected to raise approximately $140 million. The offering would be made only by means of a prospectus filed as part of an effective registration statement under the Securities Act of 1933, as amended.

The Company currently intends to use a portion of the proceeds of the rights offering to make a tender offer for the Company's outstanding convertible zero coupon debentures. The Company currently intends to tender for a minimum of 45% and up to 60% of the outstanding debentures at an indicated price not to exceed 14% of face value. Affiliates of Goldman Sachs and Kelso & Company, who together own approximately 44% of the outstanding debentures, have indicated that they currently expect to tender their debentures pursuant to the tender offer, subject to pro ration, and subject to the conditions and prices thereof, but they are not obligated to do so.

A portion of the proceeds of the rights offering would also be used to fund future bowling center acquisitions, along with funds that may be available under the Company's credit agreement, and for general corporate purposes. AMF has requested that, in connection with its recapitalization plan, the lenders under its credit agreement provide the Company with (i) the ability to increase the pace of its center acquisition program on a selective basis, (ii) greater financial flexibility under the covenants contained in its credit agreement and (iii) certain other modifications.

AMF Always Means Fun!

The commencement of the rights offering and the tender offer are subject to approval by the Board of Directors of the final terms and pricing. The rights offering and the tender offer are expected to be conditioned upon each other.

                               ----------------

As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The Company owns and operates 545 bowling centers throughout the world, with 422 centers in the U.S. and 123 centers in 10 countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster and renaissance brands of billiards tables and owns the Michael Jordan Golf Company.

A registration statement relating to the rights offering has been filed with the Securities and Exchange Commission but has not yet become effective. The securities referenced herein may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The rights offering will be made only be means of a prospectus. This press release is not an offer or the solicitation of an offer to buy or sell any securities of AMF, and no such offer or solicitation will be made except in compliance with applicable securities laws.

This press release contains forward-looking statements that are based upon the Company's estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially, all of which are difficult or impossible to predict and many of which are beyond the control of AMF. In light of the significant uncertainties inherent in forward-looking statements, the including of such forward-looking statements should not be regarding as a representation that the Company's objectives or plans will be realized. The Company does not hereby undertake to update such forward-looking statements.

                                                  FILED PURSUANT TO RULE 424(B)3
                                                  REGISTRATION NO. 333-60959


                          PROSPECTUS SUPPLEMENT NO. 7
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999 and Prospectus Supplement No. 6 dated May 5, 1999 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

Update to Selling Securityholders.

  The following information supplements the information provided in the Prospectus under the caption "Selling Securityholders" with respect to the following Selling Securityholder:

                             Beneficial Ownership at
                                June 24, 1999(1)
                           ---------------------------
                                                                       Principal Amount
                                                          Shares of     at Maturity of
                           Principal Amount Percentage  Common Stock      Debentures
                            at Maturity of      of     Covered by this Covered by this
 Selling Securityholders      Debentures    Debentures  Prospectus(2)     Prospectus
 -----------------------   ---------------- ---------- --------------- ----------------
 Alta Partners Holdings,
  LDC....................     $3,500,000        *          30,356         $3,500,000

--------
(1) The information contained in this table reflects "beneficial" ownership of the Debentures within the meaning of Rule 13d-3 under the Exchange Act. With respect to the holder listed in the table above, the Company has not conducted any independent inquiry or investigation to ascertain such information and has relied exclusively on written questionnaires furnished to the Company by the Selling Securityholder on or prior to June 24, 1999 for the express purpose of including the information set forth therein in this Prospectus.
(2) Includes shares of Common Stock issuable upon conversion of the Debentures only. Represents the number of shares of Common Stock into which the Debentures listed for such Selling Securityholder in this table are convertible on an "as converted" basis using the conversion rate described on the cover page of this Prospectus.

                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 25, 1999.

                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-60959

                          PROSPECTUS SUPPLEMENT NO. 8
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999 and Prospectus Supplement No. 7 dated June 25, 1999 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

1. Recent Developments.

  The attached press release dated June 28, 1999 relating to the Company's announcement of the terms of its $140 million rights offering and tender offer for a minimum of 40% and up to 45.7% of the Debentures supplements the information provided in the Prospectus.

2. Update to Selling Securityholders.

  The following information supplements the information provided in the Prospectus under the caption "Selling Securityholders" with respect to the following Selling Securityholder:

                             Beneficial Ownership at
                                June 29, 1999(1)
                           ---------------------------
                                                                       Principal Amount
                                                          Shares of     at Maturity of
                           Principal Amount Percentage  Common Stock      Debentures
                            at Maturity of      of     Covered by this Covered by this
 Selling Securityholders      Debentures    Debentures  Prospectus(2)     Prospectus
 -----------------------   ---------------- ---------- --------------- ----------------
 MassMutual High Yield
  Partners II LLC(3).....    $13,920,000       1.2         120,733       $13,920,000
 MassMutual Corporate
  Value Partners
  Limited................    $ 9,285,000        *           80,532       $ 9,285,000
 Massachusetts Mutual
  Life Insurance
  Company................    $13,920,000       1.2         120,733       $13,920,000

--------
(1) The information contained in this table reflects "beneficial" ownership of the Debentures within the meaning of Rule 13d-3 under the Exchange Act. With respect to the holder listed in the table above, the Company has not conducted any independent inquiry or investigation to ascertain such information and has relied exclusively on written questionnaires furnished to the Company by the Selling Securityholder on or prior to June 29, 1999 for the express purpose of including the information set forth therein in this Prospectus.
(2) Includes shares of Common Stock issuable upon conversion of the Debentures only. Represents the number of shares of Common Stock into which the Debentures listed for such Selling Securityholder in this table are convertible on an "as converted" basis using the conversion rate described on the cover page of this Prospectus.
(3) The Selling Securityholder is the beneficial owner of $3,000,000 face value of the Subsidiary Senior Subordinated Discount Notes.

                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 29, 1999.

                       [LETTERHEAD OF AMF APPEARS HERE]

                                                                    Exhibit 99.1


FOR IMMEDIATE RELEASE                        Contact:  Stephen E. Hare
June 28, 1999                                          Chief Financial Officer
                                                       (804) 730-4401

                                                       Renee Antolik
                                                       VP, Investor Relations
                                                       (804) 730-4402
[LOGO OF AMF APPEARS HERE]                              (800) 832-0151


                                                                   Press Release

        AMF Bowling, Inc. Announces Terms of $140 Million Rights Offering
                         and Tender Offer for Debentures

Richmond, Virginia--June 28, 1999--AMF Bowling, Inc. (NYSE: PIN) announced today the terms of its rights offering to raise up to $140 million and its tender offer for a portion of its outstanding Zero Coupon Convertible Debentures due 2018 as part of its previously announced recapitalization plan.

Under the terms of the rights offering, the Company will issue rights to subscribe for approximately 28 million shares of common stock. Each holder of common stock will receive .4698 rights for each share held at the close of business on July 7, 1999, the record date for the rights offering. Each whole right may be exercised for one share of common stock at a subscription price of $5.00 per share. AMF's common stock price closed at $6.313 on June 25, 1999. The rights are transferable and will be listed for trading on the NYSE under the symbol "PINRT." The rights will expire at 5:00 p.m., New York City time on July 28, 1999, unless extended by AMF.

The rights have an over-subscription privilege which entitles participating holders to elect to purchase a portion of the shares not purchased in the rights offering by other rights holders. The rights also include a conditional over-subscription privilege which entitles participating holders to elect to purchase additional shares to increase the total proceeds of the rights offering to $120 million, if the subscriptions otherwise received would not reach that amount. Certain of AMF's significant stockholders are currently expected to fully exercise their basic subscription privileges in the rights offering, subject to market conditions, and it is currently anticipated that some of those significant stockholders will exercise their conditional over-subscription privileges to an undetermined extent, subject to market conditions. However, those significant stockholders are not obligated to exercise their basic subscription and conditional over-subscription privileges in the rights offering.

The Securities and Exchange Commission has declared the registration statement with respect to the rights offering effective today. Prospectuses and certificates evidencing the rights will be mailed on or about July 9, 1999 to stockholders of record on the record date.

The Company also announced its tender offer for a minimum of 40% and up to 45.7% of the Company's outstanding zero coupon convertible debentures, including debentures to be tendered by affiliates of Goldman, Sachs & Co. and Kelso & Company. The consideration for the tendered debentures is $140 cash per $1,000 principal amount of debentures at maturity. The Company will use a portion of the proceeds of the rights offering to pay for debentures tendered in the tender offer. Affiliates of Goldman Sachs and Kelso, who together own approximately 44% of the outstanding debentures, have indicated that they currently expect to tender their debentures pursuant to the tender offer, but they are not obligated to do so. If more than 45.7% of the outstanding debentures are tendered in the offer, AMF will purchase 45.7% of the outstanding debentures from tendering holders on a pro rata basis. Debentures may be tendered only in integral multiples of $1,000 principal amount at maturity. The tender offer is conditioned upon the rights offering closing with at least $120 million of total proceeds. The tender offer is expected to commence tomorrow. The tender offer and withdrawal rights for the tendered debentures will expire at 12:00 Midnight, New York City time, on July 28, 1999.

A portion of the proceeds of the rights offering will also be contributed to the Company's principal operating subsidiary and be used to fund future bowling center acquisitions, along with funds that may be available under the Company's credit agreement, and for general corporate purposes.

As part of its recapitalization plan, the lenders under AMF's credit agreement have amended the credit agreement to provide the Company with (i) the ability to resume its center acquisition program, (ii) greater financial flexibility under the covenants contained in its credit agreement and (iii) certain other modifications.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of AMF, and no such offer or solicitation will be made except in compliance with applicable securities laws. The rights offering will be made only by means of a prospectus. A copy of the prospectus may be obtained from the information agent for the rights offering, D.F. King & Co. To contact the Information Agent, banks and brokerage firms should call collect
(212) 269-5550, and others should call (800) 628-8532.

D.F. King is also acting as information agent for the tender offer. Morgan Stanley & Co. is acting as dealer-manager for the tender offer. Questions or requests for assistance or for copies of the Offer to Purchase may be directed to either the Information Agent or the Dealer Manager. To contact D.F. King in connection with the tender offer, banks and brokerage firms should call collect
(212) 269-5550, and others should call (800) 628-8532. To contact Morgan Stanley, please call (800) 223-2440, ext. 7898.


As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The Company owns and/or operates 541 bowling centers throughout the world, with 418 centers in the U.S. and 123 centers in 10 countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster and Renaissance brands of billiards tables and owns the Michael Jordan Golf Company.

This press release contains forward-looking statements that are based upon the Company's estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially, all of which are difficult or impossible to predict and many of which are beyond the control of AMF. In light of the significant uncertainties inherent in forward-looking statements, the including of such forward-looking statements should not be regarding as a representation that the Company's objectives or plans will be realized. The Company does not hereby undertake to update such forward-looking statements.

                                                Filed Pursuant to Rule 424(B)(3)
                                                Registration No. 333-60959

                          PROSPECTUS SUPPLEMENT NO. 9
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999 and Prospectus Supplement No. 8 dated June 29, 1999 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

1. Adjusted Conversion Rate

  The following information supplements the information provided in the Prospectus with respect to the Conversion Rate:

  The initial Conversion Rate has been adjusted as a result of the rights offering conducted by the Company pursuant to which the Company has distributed to its stockholders of record on July 7, 1999 (the "Record Date"), on a pro rata basis, .4698 transferable subscription rights for every share of Common Stock. The adjusted Conversion Rate is 9.2039 shares of Common Stock per $1,000 principal amount at maturity of Debentures. The adjusted Conversion Rate shall be effective immediately after the opening of business on the date following the Record Date.

                               ----------------

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 9, 1999.

                         PROSPECTUS SUPPLEMENT NO. 10
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999, Prospectus Supplement No. 8 dated June 29, 1999 and Prospectus Supplement No. 9 dated July 9, 1999 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

1. Recent Developments.

  The attached press release dated July 29, 1999 relating to the announcement by the Company of the completion of its rights offering and the final results of its tender offer for the Debentures supplements the information provided in the Prospectus.

  As a result of the tender offer, $610,714,000 in aggregate principal amount at maturity of the Debentures remain outstanding.

2. Readjusted Conversion Rate.

  The following information supplements the information provided in the Prospectus with respect to the Conversion Rate:

  The Conversion Rate has been readjusted as a result of approximately 14.3% of the rights distributed by the Company to its stockholders of record on July 7, 1999 not having been exercised prior to the expiration of the rights offering at 5:00 p.m. on July 28, 1999 (the "Expiration Time"). The readjusted Conversion Rate is 9.1469 shares of Common Stock per $1,000 principal amount at maturity of Debentures. The readjusted Conversion Rate shall be effective immediately after the Expiration Time.

                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 30, 1999.

  AMF Bowling, Inc.    International Headquarters   Post Office Box 15060    804.730.4000 Telephone     804.559.6276  Facsimile
                       8100 AMF Drive               Richmond, Virginia 23227
                       Richmond, Virginia 23111

FOR IMMEDIATE RELEASE                      Contact:     Stephen E. Hare
July 29, 1999                                           Chief Financial Officer
                                                        (804) 730-4401

                                                        Renee Antolik
                                                        VP, Investor Relations
[LOGO OF AMF APPEARS HERE]                              (804) 730-4402
                                                        (800) 832-0151


                                                     Press Release

            AMF Bowling, Inc. Announces Completion of Rights Offering
                and Final Results of Tender Offer for Debentures

Richmond, Virginia -- July 29, 1999 -- AMF Bowling, Inc. (NYSE: PIN) announced today the completion of its rights offering and the final results of its tender offer for a portion of its outstanding Zero Coupon Convertible Debentures due 2018 as part of its previously announced recapitalization plan.

In the rights offering, AMF raised approximately $120.0 million in equity capital and issued approximately 24,000,000 additional shares of common stock at the subscription price of $5.00 per share. As a result of the rights offering, the Company now has approximately 83,597,550 shares of common stock outstanding. The rights offering expired on July 28, 1999 and, therefore, the rights are no longer exercisable or transferable and are no longer listed for trading on the NYSE.

Under the tender offer, $514,286,000 in aggregate principal amount at maturity of the debentures have been accepted for payment at a price of $140 per $1000 principal amount at maturity, based upon a final count by ChaseMellon Shareholder Services L.L.C., the Depositary for the tender offer. The proceeds of the rights offering will be used, in part, to pay for debentures purchased by the Company in the tender offer. The tender offer was for up to $514,286,000 in aggregate principal amount at maturity of debentures. Approximately $988.7 million in aggregate principal amount at maturity of debentures were tendered, based upon a final count by ChaseMellon Shareholders Services. As such amount exceeds the maximum amount tendered for by the Company, all tenders of debentures are subject to proration in accordance with the terms of the tender offer. As a result of the tender offer, approximately $610,714,000 in aggregate principal amount at maturity of debentures due 2018 remain outstanding.

Of the proceeds of the rights offering, $30.0 million will be contributed as equity to the Company's principal operating subsidiary and may be used to fund future bowling center acquisitions, along with funds that may be available under the Company's credit agreement. The Company will use the remainder of the proceeds to pay expenses of the rights offering and the tender offer and for general corporate purposes.


AMF always means fun!

As part of its recapitalization plan, the lenders under AMF's credit agreement amended the credit agreement to enable the Company to resume its bowling center acquisition program and provide greater financial flexibility under the covenants contained in its credit agreement.


As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The Company owns and/or operates 541 bowling centers throughout the world, with 418 centers in the U.S. and 123 centers in 10 countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster and Renaissance brands of billiards tables and owns the Michael Jordan Golf Company.

                                    ######
This press release contains forward-looking statements that are based upon the Company's estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially, all of which are difficult or impossible to predict and many of which are beyond the control of AMF. In light of the significant uncertainties inherent in forward-looking statements, the including of such forward-looking statements should not be regarding as a representation that the Company's objectives or plans will be realized. The Company does not hereby undertake to update such forward-looking statements.

                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-60959
                                                                           -----

                         PROSPECTUS SUPPLEMENT NO. 11
                                      TO
                       PROSPECTUS DATED NOVEMBER 6, 1998

                               AMF Bowling, Inc.
                                $1,125,000,000
                         Aggregate Principal Amount of
                  Zero Coupon Convertible Debentures due 2018
                                      and
                     Shares of Common Stock Issuable Upon
                 Conversion, Redemption or Repurchase Thereof

                               ----------------

  The following information supplements, and must be read in connection with, the information contained in the Prospectus, dated November 6, 1998 as supplemented by Prospectus Supplement No. 1 dated November 23, 1998, Prospectus Supplement No. 2 dated December 7, 1998, Prospectus Supplement No. 3 dated December 18, 1998, Prospectus Supplement No. 4 dated February 26, 1999, Prospectus Supplement No. 5 dated March 19, 1999, Prospectus Supplement No. 6 dated May 5, 1999, Prospectus Supplement No. 7 dated June 25, 1999, Prospectus Supplement No. 8 dated June 29, 1999, Prospectus Supplement No. 9 dated July 9, 1999 and Prospectus Supplement No. 10 dated July 30, 1999 (the "Prospectus"), of AMF Bowling, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

Update to Company's Operating Results for the Six Months ended June 30, 1999.

  The attached press release dated August 2, 1999 containing information about the Company's operating results for the six months ended June 30, 1999 supplements the information provided in the Prospectus.

                               ----------------

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 2, 1999.

                                AMF Bowling, Inc.

                           International Headquarters
                                 8100 AMF Drive
                            Richmond, Virginia 23111

                              Post Office Box 15060
                            Richmond, Virginia 23227

                             804.730.4000 Telephone
                             804.559.6276 Facsimile


FOR IMMEDIATE RELEASE           Contact:    Stephen E. Hare
August 2, 1999                              Chief Financial Officer
                                            (804) 730-4401

                                            Renee D. Antolik
                                            Vice President, Investor Relations
                                            (804) 730-4402
                                            (800) 832-0151

[LOGO OF AMF APPEARS HERE]                     Earnings Release

            AMF BOWLING, INC. ANNOUNCES FIRST HALF OPERATING RESULTS
            --------------------------------------------------------


Richmond, VA, August 2, 1999 - AMF Bowling, Inc. (NYSE: PIN) today announced operating results for the six months ended June 30, 1999. AMF reported a 4.2% revenue increase to $363.7 million for the first six months of 1999 from $349.1 million for the same period of 1998. EBITDA for the first six months of 1999 was $71.9 million, an increase of 1.8% compared with $70.6 million for the same period of 1998. The increase in revenue and EBITDA for the period reflects the continuation of improvement in Bowling Centers, particularly in the U.S., as a result of operational initiatives and the inclusion of new centers which were acquired since the first half of 1998. (EBITDA is a measure of operating cash flow which represents operating income before interest, taxes, depreciation, amortization and non-operating expenses.)

For the second quarter ended June 30, 1999, AMF reported revenue of $161.1 million, a 0.4% decrease compared with $161.8 million for the same quarter of 1998. EBITDA for the second quarter was $16.9 million, a 3.4% decrease compared with $17.5 million for the same quarter of 1998.

"While EBITDA declined slightly during the second quarter on a consolidated basis, I am encouraged by the progress we're making in U.S. Bowling Centers, highlighted by a 4.5% increase in U.S. constant center revenue," noted Roland Smith, President and CEO of AMF. "The U.S. Bowling Centers management team combines the best from the bowling industry with multi-unit retail managers who have an extensive marketing and customer service focus," continued Smith. "And because we believe that effective bowling center managers are critical to our success, we'll continue to emphasize and expand the training and organizational development initiatives that are producing results."

Bowling Centers Operating Results
---------------------------------

For the six months ended June 30, 1999, Bowling Centers reported revenue of $301.9 million, an increase of 13.6% compared with revenue of $265.8 million for the same period of 1998. U.S. and international constant center revenue increased 1.1% and 0.2%, respectively, in the first half of 1999 compared with the same period of 1998. EBITDA for the first half of 1999 was $83.5 million, an increase of 11.2% compared with $75.1 million for the first half of 1998. EBITDA margin for the first half of 1999 was 27.7% compared with 28.3% for the same prior year period.

For the quarter ended June 30, 1999, Bowling Centers reported revenue of $129.3 million, an increase of 11.9% compared with $115.6 million for the same quarter of 1998. In the U.S., constant center revenue in the second

AMF Always Means Fun!

quarter of 1999 increased 4.5% compared with the second quarter of 1998 primarily due to increases in open play, food and beverage sales, and ancillary revenue associated with open play traffic. International constant center revenue increased 1.7% compared with the second quarter of 1998. Total revenue was favorably impacted by the inclusion of 18 centers acquired and one new center constructed since July 1, 1998.

EBITDA for the second quarter of 1999 was $23.0 million, an increase of 25.7% compared with $18.3 million for the second quarter of 1998. EBITDA margin for the second quarter of 1999 was 17.8% compared with 15.8% for the second quarter of 1998. The higher EBITDA margin in 1999 was attributable to the increases in revenue which resulted in part from AMF's marketing and operating initiatives to improve customer traffic and certain cost management initiatives which reduced cost of sales and operating expenses as a percentage of revenue.

Bowling Products Operating Results
----------------------------------

For the six months ended June 30, 1999, Bowling Products reported revenue of $70.9 million, a decrease of 23.5% compared with revenue of $92.7 million for the same period of 1998. EBITDA for the first half of 1999 was $(0.6) million compared with $3.9 million for the same prior year period.

For the quarter ended June 30, 1999, Bowling Products reported revenue of $38.9 million, a decrease of 24.6% compared with revenue of $51.6 million for 1998. EBITDA for the second quarter of 1999 was zero compared with $3.8 million for the same prior year period.

NCP shipments for the first six months of 1999 totaled 422 units compared with 1,163 units for the same prior year period. Economic difficulties in certain Asia Pacific markets and increased competition in general continues to challenge Bowling Products' operations. The Bowling Products cost reduction program, which began in 1998 and continues into 1999, resulted in a decrease of $5.5 million in selling, general and administrative expenses in the first six months of 1999 compared to the same prior year period. However, this improvement was offset by a decline in gross profit resulting from lower sales volumes and competitive pricing.

In June, Bowling Products signed a 3-year joint distribution agreement with Shanghai Zhonglu Industrial Corporation, a bowling equipment manufacturer in China. Under the terms of the agreement, Zhonglu will become the exclusive distributor of AMF products in China, and Bowling Products will be the exclusive distributor of Zhonglu bowling products outside of China. These agreements are intended to improve Bowling Products' competitive position both in China and in other developing markets around the world.

Consolidated Operating Results
------------------------------

For the six months ended June 30, 1999, net loss was $72.8 million, or $1.22 per share, compared with a net loss of $36.4 million, or $0.61 per share, for the same prior year period. Equity in loss of joint ventures totaled $5.7 million in the first half of 1999 compared to $1.6 million in the same prior year period. The increased loss in equity of joint ventures was attributable to the company's Brazilian joint venture results which were adversely impacted by a currency devaluation.

For the second quarter of 1999, net loss was $54.1 million, or $.91 per share, compared with a net loss of $35.8 million, or $.60 per share, in the second quarter of 1998.

Recapitalization Plan and Financing Update
------------------------------------------

As part of a previously announced recapitalization plan, the company completed on July 28, 1999 a rights offering to existing stockholders and a tender offer for a portion of its outstanding zero coupon convertible debentures due 2018 at a discount. In the rights offering, AMF raised $120 million in equity capital and issued 24 million shares of common stock at the subscription price of $5.00 per share. As a result, the company now has approximately 83,597,550 shares of common stock outstanding.

In the tender offer, $514,286,000 in aggregate principal amount at maturity of the debentures have been accepted for payment at a price of $140 per $1000 principal amount at maturity. Approximately $72 million of the proceeds of the rights offering funded the purchase of the debentures. Proceeds from the rights offering of $30 million were contributed as equity to AMF Bowling Worldwide, Inc. ("Bowling Worldwide") which repaid amounts due under its revolving credit facility. AMF will use the remainder of the proceeds to pay expenses of the rights offering and the tender offer and for general corporate purposes.

As part of the recapitalization plan, the lenders have amended Bowling Worldwide's credit agreement to enable the company to resume its bowling center acquisition program on a selective basis and provide greater financial flexibility under the covenants contained in the credit agreement.

At June 30, 1999, AMF had total debt of $1,365.0 million compared to $1,344.0 million at December 31, 1998. Of the $355 million revolver facility, $176.0 million was outstanding at June 30, 1999. On a pro forma basis reflecting the recapitalization plan, total debt as of June 30, 1999 would be reduced to $1,194.6 million.

Current Outlook
---------------

Management believes that consolidated EBITDA for the second half of 1999 will be less than the first half assuming historical seasonality of U.S. bowling centers and assuming that Bowling Products does not benefit from a significant improvement in market conditions.

"We are dedicated to improving financial results, and in my first three months at AMF, I'm encouraged by much of what I've seen," said Roland Smith. "Last year, the company made a decision to pull back on acquisitions and focus on improving operations in U.S. bowling centers. As a result, constant center revenue has improved because we've strengthened the operating foundation. This has allowed us to reconsider acquisitions, albeit on a slower, more strategic basis."

               -------------------------------------------------

As the largest owner and operator of bowling centers in the world, AMF is a leading provider of family fun and recreation. The company owns and operates 541 bowling centers throughout the world, with 418 centers in the U.S. and 123 centers in 10 countries. AMF is also a world leader in the manufacturing and marketing of bowling products, manufactures and sells the PlayMaster and Renaissance brands of billiards tables, and owns the Michael Jordan Golf Company.
                                    # # # # #

Statements in this earnings release about AMF's future plans are forward-looking statements. A number of important factors could cause actual results to differ materially from those anticipated and projected by forward-looking information. The factors include, but are not limited to, changes in acquisition opportunities, the development and growth of new bowling markets, the sales of products in those markets, the generation of timely and sufficient cash flow to pay principal and interest on indebtedness, an adverse legal judgment, an increase in competition, a change in economic conditions including recent adverse developments in Asia Pacific markets, foreign currency volatility, and political acts or regulatory changes. Additional information on factors that could affect the company's financial results are contained in the company's SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 1998, filed with the U.S. Securities and Exchange Commission.

                     AMF BOWLING, INC. AND SUBSIDIARIES (1)
                  CONSOLIDATED STATEMENTS OF INCOME (unaudited)
                        (in millions, except share data)

                                                                        Three Months Ended                   Six Months Ended
                                                                              June 30,                            June 30,
                                                                    -----------------------------      -------------------------
                                                                        1999              1998             1999             1998
                                                                        ----              ----             ----             ----
Operating revenue                                                     $161.1            $161.8           $363.7           $349.1

Operating expenses (2)                                                 144.2             144.3            291.8            278.5
Depreciation and amortization                                           33.0              30.1             66.4             56.9
                                                                     -------           -------          -------          -------
Operating income (loss)                                               (16.1)            (12.6)              5.5             13.7

Interest expense                                                        33.4              27.6             64.4             53.6
Other non-operating expenses                                             2.7               1.3              5.0              1.4
                                                                     -------           -------          -------          -------
Loss before income taxes                                              (52.2)            (41.5)           (63.9)           (41.3)
    Provision (benefit) for income taxes                                 1.7             (7.0)             3.2             (6.5)
                                                                     -------           -------          -------          -------
Net loss before joint ventures                                        (53.9)            (34.5)           (67.1)           (34.8)

    Equity in loss of joint ventures, net of tax                       (0.2)             (1.3)            (5.7)            (1.6)
                                                                     -------           -------          -------          -------
Net loss                                                             $(54.1)           $(35.8)          $(72.8)          $(36.4)
                                                                     =======           =======          =======          =======

Net loss per share                                                    $(.91)            $(.60)          $(1.22)           $(.61)
Weighted average shares outstanding (000)                             59,598            59,715           59,600           59,688

Selected Data:
    EBITDA (3)                                                         $16.9             $17.5            $71.9            $70.6
    EBITDA margin                                                      10.5%             10.8%            19.8%            20.2%
---------------------------------------------------------------------------------------------------------------------------------

(1) AMF Bowling, Inc. is a holding company, and its primary assets are investments in subsidiaries including AMF Bowling Worldwide, Inc. which is principally engaged in two business segments: (i) operation of bowling centers and (ii) manufacturing and marketing of bowling products.

(2) Operating expenses represent costs of goods sold, bowling center operating expenses and selling, general, and administrative expenses.

(3) Represents a measure of operating cash flow defined as operating income before interest, taxes, depreciation, amortization, and non-operating expenses.

                     AMF BOWLING, INC. AND SUBSIDIARIES (1)
                         SEGMENT INFORMATION (unaudited)
                                  (in millions)

                                            First           Second               Third             Fourth
                                          Quarter          Quarter             Quarter            Quarter             Period
                                          -------          -------             -------            -------             ------
1999 Revenue
------------
Bowling Centers                            $172.6           $129.3                                                    $301.9
Bowling Products                             32.0             38.9                                                      70.9
Intersegment Elimination                    (2.0)            (7.1)                                                     (9.1)
                                           ------           ------             -------            -------             ------
TOTAL                                      $202.6           $161.1                                                    $363.7

1998 Revenue
------------
Bowling Centers (2)                        $150.2           $115.6              $116.9             $156.5             $539.2
Bowling Products                             41.1             51.6                60.0               59.8              212.5
Intersegment Elimination                    (4.0)            (5.4)               (4.8)              (1.1)             (15.3)
                                           ------           ------              ------             ------             ------
TOTAL                                      $187.3           $161.8              $172.1             $215.2             $736.4

1999 EBITDA (3)
---------------
Bowling Centers                             $60.5            $23.0                                                     $83.5
Bowling Products                            (0.6)            (0.0)                                                     (0.6)
Corporate                                   (4.9)            (6.0)                                                    (10.9)
Intersegment Elimination                    (0.0)            (0.1)                                                     (0.1)
                                            -----            -----              ------             ------              -----
TOTAL                                       $55.0            $16.9                                                     $71.9

1998 EBITDA (3)
---------------
Bowling Centers                             $56.8            $18.3               $17.4              $45.4             $137.9
Bowling Products                              0.1              3.8                 4.6                2.2               10.7
Corporate                                   (3.8)            (4.4)               (4.1)              (5.5)             (17.8)
Intersegment Elimination                    (0.0)            (0.2)               (0.1)              (0.3)              (0.6)
                                            -----            -----               -----              -----             ------
TOTAL                                       $53.1            $17.5               $17.8              $41.8             $130.2

-----------------------------------------------
See notes 1, 2 and 3 to Condensed Consolidated Statements of Operations.

   As filed with the Securities and Exchange Commission on November 5, 1998

                                                     Registration No. 333-60959
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                               AMF BOWLING, INC.
            (Exact name of Registrant as specified in its charter)

        Delaware                   7933,3949                 13-3873268
                               (Primary Standard          (I.R.S. Employer
     (State or other              Industrial             Identification No.)
     jurisdiction of          Classification Code
    incorporation or                Number)
      organization)

                                8100 AMF Drive
                            Richmond, Vrginia 23111
                                (804) 730-4000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                               ----------------
                                Stephen E. Hare
           Acting Chief Executive Officer, Executive Vice President,
                     Chief Financial Officer And Treasurer
                               AMF Bowling, Inc.
                                8100 AMF Drive
                           Richmond, Virginia 23111
                                (804) 730-4000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               ----------------
                                  Copies to:
         Joseph C. Carter, III                  Daniel A. Neff, Esq.
  Mcguire, Woods, Battle & Boothe LLP      Wachtell, Lipton, Rosen & Katz
         901 East Cary Street                    51 West 52nd Street
          Richmond, VA 23219                     New York, NY 10019
            (804) 775-1000                         (212) 403-1000

                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS

[AMF LOGO]                     AMF BOWLING, INC.

                                $1,125,000,000
                         AGGREGATE PRINCIPAL AMOUNT OF
                  ZERO COUPON CONVERTIBLE DEBENTURES DUE 2018
                                      AND
                     SHARES OF COMMON STOCK ISSUABLE UPON
                 CONVERSION, REDEMPTION OR REPURCHASE THEREOF

  This Prospectus relates to the resale from time to time by certain holders identified in this Prospectus (the "Selling Securityholders") of up to $1,125,000,000 aggregate principal amount at maturity of Zero Coupon Convertible Debentures due 2018 (the "Debentures") of AMF Bowling, Inc., a Delaware corporation ("AMF Bowling" or the "Company"), and an indeterminate number of shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock" and, together with the Debentures, the "Securities") issuable upon the conversion, redemption or repurchase of the Debentures. The Debentures were originally issued by the Company in a private placement (the "Private Placement") on May 12, 1998 to the Initial Purchasers (as hereinafter defined) at an offering price of 25.257% plus accrued Original Issue Discount (as hereinafter defined) from May 12, 1998, and were subsequently sold by the Initial Purchasers to "qualified institutional buyers" in transactions exempt from registration pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company has filed the Registration Statement (as hereinafter defined) of which this Prospectus is a part to satisfy its obligations under the Registration Rights Agreement, dated as of May 12, 1998, between the Company, the Designated Subsidiaries listed therein and the Initial Purchasers (the "Debenture Registration Rights Agreement") to permit secondary trading of the Debentures and the underlying Common Stock without restrictions under the Securities Act. See "Description of Debentures--Registration Rights".

  The Debentures will be convertible at any time prior to maturity, unless previously redeemed or otherwise purchased by the Company, into shares of AMF Bowling's Common Stock, at a conversion rate of 8.6734 shares per $1,000 principal amount at maturity. The Conversion Rate (as hereinafter defined) will not be adjusted for accrued Original Issue Discount, but will be subject to adjustment in certain events. See "Description of Debentures--Conversion of Debentures".

  Prior to May 12, 2003, the Debentures will not be redeemable at the option of AMF Bowling. Thereafter, the Debentures will be redeemable for cash at the option of AMF Bowling at Redemption Prices (as hereinafter defined) equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. See "Description of Debentures--Redemption of Debentures at the Option of the Company". The Debentures are not entitled to any sinking fund and will mature on May 12, 2018.

  The Debentures will be purchased by AMF Bowling, at the option of the Holder (as hereinafter defined), as of May 12, 2003, May 12, 2008 and May 12, 2013 for Purchase Prices (as hereinafter defined) equal to the Issue Price plus accrued Original Issue Discount to such dates. See "Description of Debentures--Purchase of Debentures at the Option of the Holder". The Debentures may be redeemed at the option of the Holder if there is a Debenture Change of Control (as hereinafter defined) at a Debenture Change of Control Redemption Price (as hereinafter defined) equal to the Issue Price plus accrued Original Issue Discount to the date of such redemption. See "Description of Debentures--Redemption at the Option of the Holder Upon a Debenture Change of Control". AMF Bowling may elect to pay any such Purchase Price or the Debenture Change of Control Redemption Price in cash or Common Stock, or any combination thereof.

  The Securities may be sold from time to time directly by the Selling Securityholders or, alternatively, through underwriters, broker-dealers or agents. The Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected on any national securities exchanges or U.S. inter-dealer quotation system of a registered national securities association on which the Securities may be listed or quoted at the time of sale, in the over-the-counter market, in transactions otherwise than on such exchanges or systems or in the over-the-counter market, or through the writing of options. To the extent required, the names of any underwriters, broker-dealers or agents, the amount and nature of any commission, concession, allowances or discounts paid in connection with such sales, and any other required information with respect to any particular offer of the Securities by the Selling Securityholders, will be set forth in a Prospectus Supplement. See "Selling Securityholders" and "Plan of Distribution".

  The Selling Securityholders and any underwriters, broker-dealers or agents which participate in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit realized on the resale of the Securities purchased by them may be deemed to constitute underwriting commissions, concessions, allowances or discounts under the Securities Act. See "Plan of Distribution".

  The Debentures have been designated for trading in the Portal(SM) Market ("PORTAL"), a subsidiary of The Nasdaq Stock Market, Inc. The Company has not applied and does not intend to apply for listing of the Debentures on any securities exchange or for inclusion of the Debentures on any automated inter-dealer quotation system. The Common Stock is listed on The New York Stock Exchange, Inc. (the "NYSE") under the symbol "PIN". The reported closing price of the Common Stock on the NYSE Composite Tape on November 2, 1998 was $4 1/16 per share. The Common Stock issuable upon conversion, redemption or repurchase of the Debentures will be listed, upon notice of issuance, on the NYSE.

  The Company will not receive any of the proceeds from the sale by the Selling Securityholders of any Debentures or the Common Stock issuable upon conversion, redemption or repurchase thereof. The Selling Securityholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Debentures and the Common Stock issuable upon conversion, redemption or repurchase of the Debentures. The Company has agreed to bear certain expenses incident to the registration of the Securities under federal and state securities laws and to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

                                ---------------
  FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN EVALUATING AN INVESTMENT IN THE DEBENTURES AND THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 13.

                                ---------------
THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------
               THE DATE OF THIS PROSPECTUS IS NOVEMBER 6, 1998.

                             AVAILABLE INFORMATION

  AMF Bowling is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048), and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of these materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Reports, proxy statements and other information concerning AMF Bowling may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, where AMF Bowling's Common Stock is listed. Any such request and requests for the agreements summarized herein should be directed to: Renee D. Antolik, Director of Investor Relations and Financial Reporting, AMF Bowling, Inc., 8100 AMF Drive, Richmond, Virginia 23111, telephone number
(804) 730-4000.

  The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Securities offered hereby. This Prospectus (as hereinafter defined) constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is deemed qualified in its entirety by such reference.

                          FORWARD-LOOKING STATEMENTS

  This prospectus (the "Prospectus") contains certain forward-looking statements, which are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes", "anticipates", "intends" or "expects". The forward-looking statements contained in this Prospectus are generally located in the material set forth under "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", but may be found in other locations as well. These forward-looking statements relate to the plans and objectives of the Company for future operations. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this Prospectus should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including: (i) the Company's ability to integrate acquired operations into its business, (ii) the Company's ability to execute its long term strategies, including to identify, finance and execute further acquisitions, (iii) the development and growth of new bowling markets and the Company's ability to identify those markets and to generate sales of products in those markets, (iv) the risk of adverse political acts or developments in the Company's existing or proposed markets for its products or in which it operates its bowling centers, (v) the Company's ability to hire and retain experienced senior management, (vi) the ability of AMF Bowling and its subsidiaries to generate sufficient cash flow in a timely manner to satisfy principal and interest payments on their indebtedness, (vii) the popularity of bowling as an activity in the United States and abroad, (viii) the continuation or worsening of economic difficulties currently being experienced by certain countries in the Asia Pacific and other regions and (ix) fluctuations in currency exchange rates which affect translation of operating results. In addition, actual results may differ materially from forward-looking statements in this Prospectus as a result of factors generally applicable to companies in similar businesses, including, among other things: (i) a decline in general economic conditions,
(ii) an adverse judgment in pending or future litigation and (iii) increased competitive pressure from current competitors and future market entrants. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in the Registration Statement, of which this Prospectus constitutes a part, and the Company's periodic reports filed under the Exchange Act. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this Prospectus. As hereinafter used in this Prospectus, except as otherwise specifically set forth, "AMF Bowling" refers to AMF Bowling, Inc., and the "Company" or "AMF" refers to AMF Bowling and its subsidiaries. Except as otherwise indicated herein, all pro forma information has been prepared to give effect to the Acquisition (as hereinafter defined) of AMF as if it had occurred on January 1, 1996. EBITDA (which represents earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses) is not intended to represent and should not be considered more meaningful than, or an alternative to, other measures of performance determined in accordance with U.S. generally accepted accounting principles ("GAAP"). The fragmented nature of the bowling centers business makes it difficult to compile reliable industry-wide statistics. Accordingly, industry statistics provided in this Prospectus should be regarded as approximations with a potentially significant margin of error. Unless otherwise indicated, all information in this Prospectus assumes the discount to the Initial Purchasers and expenses payable by the Company in connection with the Private Placement and the subsequent offering by the Initial Purchasers aggregate approximately $11.0 million.

                                  The Company

  AMF is the largest bowling company in the world. The Company owns or operates 539 bowling centers worldwide which generate over 60 million customer visits per year. AMF is the U.S. market leader with 416 bowling centers, and is also the largest operator internationally, with an additional 123 bowling centers in eleven other countries. In addition, AMF has been a leader in the bowling equipment industry for over 50 years, having revolutionized ten pin bowling with the introduction of the first automatic pinspotter in 1946. AMF is one of only two bowling equipment manufacturers that compete on a global basis. Management believes that AMF bowling equipment accounts for approximately 41% of the world's installed base of bowling equipment.

  The worldwide bowling center and bowling equipment industry generates approximately $9 billion in annual revenue and includes approximately 13,000 bowling centers in over 80 countries. The U.S. bowling center and bowling equipment industry generates in excess of $4 billion of revenue annually and includes approximately 5,900 centers. Over 100 million people participate annually in bowling worldwide, according to the Federation Internationale des Quilleurs (the "FIQ"), the official organization of the worldwide bowling industry. The bowling center industry in both the U.S. and abroad is highly fragmented. In the U.S., the next closest competitor to AMF's 416 centers has approximately 123 centers. The next three largest operators collectively account for only approximately 54 of the total 5,900 centers.

  An investor group led by GS Capital Partners II, L.P. (together with affiliated investment funds, "GSCP"), an affiliate of Goldman, Sachs & Co. ("Goldman Sachs"), acquired AMF in May 1996 for a total purchase price of approximately $1.37 billion (the "Acquisition"). Following the Acquisition, management began to implement a long term strategy to consolidate the U.S. bowling center industry, to build a nationally recognized brand of bowling-based family recreation centers and to capitalize on long term demand for bowling products and centers in global markets.

  Since May 1996, the Company has acquired 225 centers in the U.S. and owns or operates 416 U.S. centers as of September 30, 1998. In addition, the Company has acquired 31 centers in selected international markets and owns or operates 123 international centers as of September 30, 1998.

  Recently, the Company has had to slow the pace of acquisitions. This slowdown reflects a need to focus on improving the performance of existing bowling centers, as well as financing constraints resulting from depressed results in the Company's bowling equipment segment.

  Recent operating results for U.S. bowling centers have declined in comparison with historical performance. In connection with curtailing its acquisition efforts over the near term, management will focus its attention on the improvement of constant-center (centers in operation for at least one full fiscal year) revenue growth and profitability. As part of its efforts to improve revenue growth and profitability, the Company has established a new senior management team to lead U.S. bowling centers, including the appointment of a President, U.S. Bowling Centers in September 1998. This new management team will concentrate on increasing customer satisfaction, improving training for center managers and staff, more effectively marketing and promoting bowling to increase bowling center traffic and continue to develop a nationally recognized brand of bowling-based family recreation centers.

  AMF has historically participated in the international demand for bowling products primarily through the sale of its New Center Packages ("NCPs"), which include all of the equipment necessary to outfit one new bowling lane. Beginning in the fourth quarter of 1997, the Company has seen a decline in the demand for NCPs primarily in Asia Pacific markets as a result of the region's economic difficulties which has led to reduced construction of new bowling centers. In response to this decline, management is implementing a significant cost reduction program, which should be completed by the end of 1998, designed to align more effectively the bowling products operations with existing and projected demand. Over the long term the Company continues to believe that international markets, including Asia Pacific, will represent attractive opportunities for the sale of bowling products.

                                   Background

  AMF Bowling is a Delaware corporation which was incorporated in 1996 by GSCP to effect the Acquisition. AMF Bowling was initially incorporated under the name "AMF Holdings Inc." and was subsequently renamed "AMF Bowling, Inc."

  After the incorporation of AMF Bowling, GSCP sold certain equity interests in AMF Bowling to investment funds affiliated with The Blackstone Group, Kelso & Company, Bain Capital Inc. and Citicorp North America, Inc. and to certain officers and directors of AMF Bowling.

  AMF Group Holdings Inc. ("AMF Group Holdings"), a direct, wholly owned subsidiary of AMF Bowling, acquired substantially all of the assets of AMF's predecessor (the "Predecessor Company") on May 1, 1996 pursuant to the Stock Purchase Agreement, dated February 16, 1996, between AMF Group Holdings and the then-current stockholders of the Predecessor Company, as amended (the "Stock Purchase Agreement"). The purchase price for the Acquisition was approximately $1.37 billion.

  In connection with the Acquisition, AMF Bowling Worldwide, Inc. ("Bowling Worldwide"), a subsidiary of AMF Bowling, issued 10 7/8% Senior Subordinated Notes Due 2006 (the "Subsidiary Senior Subordinated Notes") and 12 1/4% Senior Subordinated Discount Notes Due 2006 (the "Subsidiary Senior Subordinated Discount Notes" and, collectively with the Subsidiary Senior Subordinated Notes, the "Subsidiary Notes") pursuant to certain indentures (collectively, the "Subsidiary Indentures"), and incurred substantial bank debt.

  On November 7, 1997, AMF Bowling completed an initial public offering (the "Initial Public Offering") of 15,525,000 shares of Common Stock, which trades on the NYSE under the symbol "PIN". The net proceeds of $279.1 million from the Initial Public Offering were contributed by AMF Bowling to Bowling Worldwide and used by Bowling Worldwide to reduce and refinance its bank debt pursuant to Bowling Worldwide's Third Amended and Restated Credit Agreement (as amended by Amendment No. 1 and Waiver to the Third Amended and Restated Credit Agreement, dated as of September 30, 1998, the "Credit Agreement") and to redeem a portion of the Subsidiary Senior Subordinated Discount Notes.

  On May 12, 1998, AMF Bowling completed the Private Placement of the Debentures to Goldman, Sachs & Co., Cowen & Company, Morgan Stanley & Co. Incorporated and Schroder & Co. Inc. (collectively, the "Initial Purchasers") in a private placement. The Initial Purchasers subsequently sold the Debentures in transactions exempt from registration to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act.

  AMF Bowling's principal executive offices are located at 8100 AMF Drive, Richmond, Virginia, and the telephone number of AMF Bowling is (804) 730-4000.

                                  Risk Factors

  Prospective purchasers of the Debentures should carefully consider the factors set forth under "Risk Factors" starting on page 13 as well as the other information set forth in this Prospectus. The risks of investing in the Debentures include the following factors: AMF Bowling's holding company structure, its substantial leverage and ability to service its indebtedness, its ability to execute its business strategies, net losses, the existence of encumbrances on assets, management and dependence on key personnel, control by GSCP, risks with respect to a Debenture Change of Control or a Change of Control (as defined in the Subsidiary Indentures), characteristics of the bowling industry, seasonality and market development cycles, the Company's international operations, the lack of a public market for the Debentures and restrictions on resale, possible volatility of stock price and Debentures, fraudulent conveyance, anti-takeover effects of certain certificate of incorporation and by-laws provisions, shares eligible for future sale, original issue discount consequences and risks arising from the terms of the Debentures.

                                Use of Proceeds

  The Securities are being offered hereby solely for the accounts of the Selling Securityholders listed herein pursuant to the Debenture Registration Rights Agreement. The Company will not receive any of the proceeds from the sales by the Selling Securityholders of the Debentures or the Common Stock issuable upon conversion, redemption or repurchase thereof.

                              Recent Developments

  On November 2, 1998, Douglas J. Stanard resigned, effective as of January 1, 1999, from his positions as President, Chief Executive Officer and a director of AMF Bowling, and from all other positions with AMF Bowling and its subsidiaries. Stephen E. Hare, Executive Vice President, Chief Financial Officer and Treasurer of AMF Bowling, was named Acting Chief Executive Officer of AMF Bowling on November 2, 1998 following the resignation of Mr. Stanard and until a successor to Mr. Stanard is named. See "Management".

                                  THE OFFERING

SECURITIES..........................  $1,125,000,000 aggregate principal amount at maturity of Zero Coupon Convertible
                                      Debentures due 2018 and such
                                      indeterminate number of shares of Common
                                      Stock issuable upon conversion,
                                      redemption or repurchase of the
                                      Debentures. There are not and will not be any periodic interest payments on the Debentures. See "Description of Debentures--General".

YIELD TO MATURITY OF DEBENTURES.....  7% per annum (computed on a semi-annual bond equivalent basis) calculated from
                                      May 12, 1998.

CONVERSION RIGHTS...................  The Debentures are convertible, at the option of the Holder, at any time prior
                                      to maturity unless previously redeemed or otherwise purchased by AMF Bowling, into Common Stock at the rate of 8.6734 shares per $1,000 principal amount at maturity of Debentures (the "Conversion Rate"). The Conversion Rate is not adjusted for accrued Original Issue Discount, but is subject to adjustment upon the occurrence of certain events. Upon conversion, the Holder will not receive any cash payment representing accrued Original Issue Discount; such accrued Original Issue Discount will be deemed paid by the delivery of the Common Stock received upon conversion. See "Description of Debentures--Conversion of Debentures".

GLOBAL DEBENTURES; BOOK-ENTRY
SYSTEM..............................  The Debentures are issued in fully registered form without coupons and in
                                      minimum denominations of $1,000. The
                                      Debentures are evidenced by Global
                                      Debentures (as hereinafter defined), in
                                      fully registered form and without
                                      coupons, deposited with the Trustee (as
                                      hereinafter defined), as custodian for
                                      DTC (as hereinafter defined). Beneficial interests in the Global Debentures are shown on, and transfers thereof may be effected only through, records maintained by DTC and its Participants (as hereinafter defined) and Indirect Participants (as hereinafter defined). See "Description of Debentures--Global Debentures; Book-Entry Form".

ORIGINAL ISSUE DISCOUNT.............  The Debentures were originally offered at an original issue discount for federal
                                      income tax purposes equal to the excess
                                      of the principal amount at maturity of
                                      the Debentures over their Issue Price.
                                      Prospective purchasers of Debentures
                                      should be aware that, although there are no periodic payments of interest on the Debentures, accrued Original Issue Discount is included periodically in the gross income of a holder of Debentures (the "Holder") for federal income tax purposes prior to conversion, redemption, other disposition or maturity of such Holder's Debentures, whether or not such Debentures are ultimately converted, redeemed, sold (to AMF Bowling or otherwise) or paid at maturity. See "Certain Federal Income Tax Considerations".

SINKING FUND........................  None.

REDEMPTION..........................  The Debentures are not redeemable by AMF
                                      Bowling prior to May 12, 2003. Beginning on May 12, 2003, the Debentures are redeemable for cash at any time at the option of AMF Bowling, in whole or in part, at Redemption Prices equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. See "Description of Debentures--Redemption of Debentures at the Option of the Company".

DEBENTURE CHANGE OF CONTROL.........  If there is a Debenture Change of
                                      Control, the Debentures may be redeemed
                                      at the option of the Holder at a
                                      Debenture Change of Control Redemption
                                      Price equal to the Issue Price plus
                                      accrued Original Issue Discount to the
                                      date of redemption. AMF Bowling may, at
                                      its option, elect to pay any such
                                      Debenture Change of Control Redemption
                                      Price in cash or Common Stock, or any
                                      combination thereof. See "Description of
                                      Debentures--Redemption at the Option of
                                      the Holder Upon a Debenture Change of
                                      Control".

PURCHASE AT THE OPTION OF THE
HOLDER..............................  AMF Bowling will purchase Debentures at the option of the Holder as of May 12,
                                      2003, May 12, 2008 and May 12, 2013 at
                                      Purchase Prices equal to the Issue Price plus accrued Original Issue Discount to the date of purchase. AMF Bowling may, at its option, elect to pay any such Purchase Price in cash or Common Stock, or any combination thereof. See "Description of Debentures--Purchase of Debentures at the Option of the Holder".

EVENTS OF DEFAULT...................  Events of default include: (i) default in payment of the principal amount at
                                      maturity, accrued Liquidated Damages (as hereinafter defined), if any, interest, if any, Redemption Price, Purchase Price or Debenture Change of Control Redemption Price with respect to any Debenture when such becomes due and payable, provided that in the case of any failure to pay Liquidated Damages, such failure continues for a period of 30 days; (ii) failure by AMF Bowling to comply with any of its other agreements in the Debentures or the Indenture (as hereinafter defined) upon the receipt by AMF Bowling of notice of such default by the Trustee or by Holders of not less than 25% in aggregate principal amount at maturity of the De-bentures then outstanding and AMF Bowling's failure to cure such default within 60 days after receipt by it of such notice (plus an additional 60 days in the case of defaults subject to cure, provided AMF Bowling commences such cure within the initial 60 days, and is diligently pursuing such cure); (iii) default which results in acceleration of any indebtedness for money borrowed by AMF Bowling or any of its subsidiaries in an aggregate principal amount of $25 million or more; or (iv) certain events of bankruptcy or insolvency. See "Description of Debentures--Events of Default; Notice and Waiver".

Registration Rights.................  AMF Bowling has filed the Registration
                                      Statement in respect of the Debentures
                                      and the Common Stock issuable upon the
                                      conversion, redemption or repurchase
                                      thereof, pursuant to the Debenture
                                      Registration Rights Agreement. Under the
                                      Debenture Registration Rights Agreement,
                                      AMF Bowling has agreed to use its best
                                      efforts to keep the Registration
                                      Statement effective until the earlier of
                                      (i) the sale pursuant to the Registration
                                      Statement of all the securities
                                      registered thereunder or (ii) the
                                      expiration of the holding period
                                      applicable to such securities held by
                                      non-affiliates of AMF Bowling under Rule
                                      144(k) of the Securities Act, or any
                                      successor provision. See "Description of
                                      Debentures--Registration Rights".

Listing.............................  The Debentures have been designated for trading in PORTAL. The Common Stock is
                                      listed on the NYSE under the symbol
                                      "PIN". The Common Stock issuable upon
                                      conversion, redemption or repurchase of
                                      the Debentures will be listed, upon
                                      notice of issuance, on the NYSE. The
                                      Company has not applied and does not
                                      intend to apply for listing of the
                                      Debentures on any securities exchange or for inclusion of the Debentures on any automated inter-dealer quotation system.

Governing Law.......................  The Indenture and the Debentures are
                                      governed by the laws of the State of New
                                      York.

                             Summary Financial Data

  The summary financial data set forth below for the fiscal years indicated were derived from AMF Bowling's audited consolidated financial statements for the year ended December 31, 1997 and the period ended December 31, 1996, and the Predecessor Company's audited combined financial statements for the years ended December 31, 1995, 1994 and 1993. The summary financial data include the unaudited consolidated results of AMF Bowling for the nine months ended September 30, 1998 and 1997. The consolidated pro forma results set forth below are presented as if the Acquisition had occurred on January 1, 1996, and are based on the Predecessor Company's statement of income for the period ending April 30, 1996, AMF Bowling's statement of income from its inception through December 31, 1996 and adjustments giving effect to the Acquisition under the purchase method of accounting. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements of AMF Bowling. The data should be read in conjunction with AMF Bowling's consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations", which appear elsewhere herein.

  The summary financial data include operating results expressed in terms of EBITDA, which represents earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses. EBITDA information is included because the Company understands that such information is a standard measure commonly reported and widely used by certain investors and analysts. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, other measures of performance determined in accordance with GAAP.

                                                                                                                Nine months
                                                                                                                   ended
                                                                  For the year ended December 31,              September 30,
                                                           --------------------------------------------------  --------------
                                                                                    Pro Forma
                                                                                       AMF
                                                                                    Bowling,   AMF Bowling      AMF Bowling
                                                            Prodecessor Company       Inc.         Inc.            Inc.
                                                           -----------------------  --------- ---------------  --------------
                                                            1993   1994(a)   1995    1996(b)  1996(c)   1997    1997    1998
                                                           ------  -------  ------  --------- -------  ------  ------  ------
                                                                   (dollars in millions, except per share data)
Income Statement Data:
Operating revenue........................................  $427.6  $517.8   $564.9   $548.9   $384.8   $713.7  $505.6  $522.3
                                                           ------  ------   ------   ------   ------   ------  ------  ------
Cost of goods sold.......................................   153.2   196.0    184.1    173.6    130.5    212.6   150.5   139.1
Bowling center operating expenses........................   108.5   115.2    166.5    178.8    123.7    251.2   181.2   242.8
Selling, general and administrative expenses.............    41.9    57.1     50.8     51.0     35.1     64.5    47.2    52.0
Depreciation and amortization............................    21.4    24.8     39.1     73.5     49.4    102.5    66.8    87.8
                                                           ------  ------   ------   ------   ------   ------  ------  ------
Operating income.........................................   102.6   124.7    124.4     72.0     46.1     82.9    59.9     0.6
Interest expense, gross..................................     5.0     7.4     15.7    106.2     78.0    118.4    89.2    84.5
Other income (expense), net..............................    (0.1)   (1.5)     0.2      3.8      3.9     (8.1)    2.0     6.3
                                                           ------  ------   ------   ------   ------   ------  ------  ------
Income (loss) before income taxes........................    97.5   115.8    108.9    (30.4)   (28.0)   (43.6)  (31.3)  (90.2)
Provision (benefit) for income taxes.....................    15.1    16.5     12.1     (8.9)    (8.5)   (12.8)   (8.9)  (21.1)
                                                           ------  ------   ------   ------   ------   ------  ------  ------
Net income (loss) before equity in loss of joint ventures
 and extraordinary items.................................    82.4    99.3     96.8    (21.5)   (19.5)   (30.8)  (22.4)  (69.1)
Equity in loss of joint ventures.........................      --      --       --       --       --     (1.4)     --    (2.9)
                                                           ------  ------   ------   ------   ------   ------  ------  ------
Net income (loss) before extraordinary items.............    82.4    99.3     96.8    (21.5)   (19.5)   (32.2)  (22.4)  (72.0)
Extraordinary items, net of tax..........................      --      --       --       --       --    (23.4)     --      --
                                                           ------  ------   ------   ------   ------   ------  ------  ------
Net income (loss)........................................  $ 82.4  $ 99.3   $ 96.8   $(21.5)  $(19.5)  $(55.6) $(22.4) $(72.0)
                                                           ======  ======   ======   ======   ======   ======  ======  ======
Net loss per share before extraordinary items (basic and
 diluted)................................................                            $(0.55)  $(0.49)  $(0.71) $(0.53) $(1.21)
Per share effect of extraordinary items..................                                --       --    (0.52)     --      --
                                                                                     ------   ------   ------  ------  ------
Net loss per share (basic and diluted)...................                            $(0.55)  $(0.49)  $(1.23) $(0.53) $(1.21)
                                                                                     ======   ======   ======  ======  ======
Ratio of earnings to fixed charges(d)....................    11.0    10.3      6.1       --       --       --      --      --
Selected Data:
EBITDA...................................................  $124.0  $149.5   $163.5   $145.5            $185.4  $126.7  $ 88.4
EBITDA margin............................................    29.0%   28.9%    28.9%    26.5%             26.0%   25.1%   16.9%
Revenue:(e)
 Bowling Centers.........................................  $192.6  $225.4   $292.3   $307.3            $429.1  $297.9  $383.8
 Bowling Products........................................   243.6   301.7    286.5    252.1             299.3   218.9   152.7
EBITDA: (f)
 Bowling Centers.........................................  $ 54.5  $ 65.8   $ 86.8   $ 95.6            $130.4  $ 84.0  $ 95.8
 Bowling Products........................................    71.1    84.6     79.3     62.6              70.8    55.1     8.5
New Center Packages sold.................................   3,577   4,941    4,437    3,029             4,576   3,324   1,846
New Center Packages backlog, end of period(g)............     N/A   2,078      940    1,426             1,725   2,005   1,329
Number of centers, end of period.........................     190     293      286      341               470     439     539
Number of lanes, end of period...........................   5,896   9,586    9,430   11,782            16,315  15,525  18,532
Capital Expenditures:
 Routine modernization and maintenance(h)................  $  9.0  $ 11.4   $ 13.1   $ 14.5            $ 49.9  $ 20.2  $ 25.4
 Expansion and acquisition capital(i)....................     5.7     6.4     16.9    117.4             221.6   214.8   173.3
                                                           ------  ------   ------   ------   ------   ------  ------  ------
 Total...................................................  $ 14.7  $ 17.8   $ 30.0   $131.9            $271.5  $235.0  $198.7
--------------------------------------------------
                                                           ======  ======   ======   ======   ======   ======  ======  ======

                                                    AMF BOWLING, INC.
                                         ---------------------------------------
                                         AS OF DECEMBER 31,
                                         ------------------- AS OF SEPTEMBER 30,
                                           1996      1997           1998
                                         --------- --------- -------------------
                                                  (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
Working capital......................... $     7.8 $    43.9      $  111.4
Goodwill, net...........................     771.1     772.3         773.0
Total assets............................   1,594.0   1,832.1       2,037.5
Total debt..............................   1,091.3   1,060.6       1,368.4
Stockholders' equity....................     408.8     654.0         579.9
Total capitalization....................   1,500.1   1,714.6       1,948.3

--------
(a) Includes results of Fair Lanes, Inc., a bowling center operator ("Fair Lanes"), which operated 106 centers and was acquired by the Predecessor Company on September 29, 1994.
(b) Represents results of operations from January 1, 1996 through December 31, 1996 on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements of AMF Bowling.
(c) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes the results of operations of the acquired business from May 1, 1996 through December 31, 1996.
(d) For the nine months ended September 30, 1998 and 1997, the year ended December 31, 1997 and the period ended December 31, 1996, on a historical basis, and the year ended December 31, 1996, on a pro forma basis, the Company had a deficiency of earnings to fixed charges of $90.2 million, $31.3 million, $43.6 million, $28.0 million, and $30.4 million, respectively.
(e) Before intersegment eliminations.
(f) Before intersegment eliminations and corporate general and administrative expenses.
(g) Orders of New Center Packages included in the backlog are subject to cancellation by customers in the normal course of business. Accordingly, the Company has experienced, and expects to continue to experience, the cancellation of a portion of such orders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Backlog; Recent NCP Sales". Data is not provided for 1993 because the Company does not maintain this data for this period.
(h) Defined as capital expenditures for existing product lines and manufacturing operations and capital expenditures for modernizing and refurbishing bowling centers.
(i) Includes (i) the construction of centers and (ii) the acquisition of centers since May 1, 1996. Excludes the acquisition of Fair Lanes and all other acquisitions prior to May 1, 1996.

                                 RISK FACTORS

Holding Company Structure

  The Company conducts all of its business through subsidiaries. AMF Bowling's operations are limited to the provision of certain management and overhead services and related to its holding company operations. AMF Bowling is dependent on the cash flow of its subsidiaries and distributions of such cash flow from its subsidiaries to AMF Bowling in order to meet its debt service obligations, including any obligation to redeem or repurchase Debentures. AMF Bowling's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to AMF Bowling, whether in the form of loans, dividends or otherwise. Moreover, Bowling Worldwide is prohibited under both the Credit Agreement and the Subsidiary Indentures from upstreaming funds by dividends, loans or otherwise, to redeem or repurchase the Debentures. See "Description of Certain Indebtedness".

  In addition, as a result of the holding company structure of AMF Bowling, the Holders are structurally subordinate to all creditors of AMF Bowling's subsidiaries, except to the extent that AMF Bowling is itself recognized as a creditor of any such subsidiary, in which case the claims of AMF Bowling would still be subordinate to any security in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by AMF Bowling. See "-- Substantial Leverage; Ability to Service Indebtedness" and "--Asset Encumbrances" below. AMF Bowling is not currently a creditor of any of its subsidiaries, except for payment of the services referred to above. In the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of the subsidiaries, AMF Bowling will not receive funds available to pay to the Holders in respect of the Debentures from the subsidiaries until after the payment in full of the claims of the creditors of the subsidiaries.

Substantial Leverage; Ability to Service Indebtedness

  The Company is, and will continue to be, highly leveraged as a result of the substantial indebtedness that it has incurred in connection with the Acquisition, its recent aggressive bowling center acquisition program and the Private Placement and that it may incur to finance any future expansion of operations. As of September 30, 1998, the Company had total indebtedness of $1,368.4 million and stockholders' equity of $579.9 million, resulting in a ratio of debt to total capitalization of approximately 70.2%. The obligors for all of such indebtedness other than the Debentures are subsidiaries of AMF Bowling, and, thus, the Debentures are structurally subordinate to all of such indebtedness. Further, the Indenture does not impose any limitations on the ability of AMF Bowling's subsidiaries to incur additional indebtedness. The Company had deficiencies of earnings to fixed charges of $90.2 million, $43.6 million and $30.4 million for the nine months ended September 30, 1998, the year ended December 31, 1997, on a historical basis, and the year ended December 31, 1996, on a pro forma basis, respectively. See "Ratio of Earnings to Fixed Charges". Although the Company believes it will be able to meet its debt obligations, there is no assurance that there will be adequate cash available to make interest payments under the Company's indebtedness when they become due. Interest expense for the nine months ended September 30, 1998, the year ended December 31, 1997 and the period ended December 31, 1996 was $84.5 million, $118.4 million and $78.0 million, respectively, of which $57.9 million, $83.0 million and $53.0 million, respectively, was cash interest expense. In addition to the indebtedness incurred in connection with the Private Placement and the prior acquisitions, the Company may incur additional indebtedness in the future, particularly to fund future bowling center acquisitions. See "Business--Business Strategy".

  The Company's ability to make scheduled payments on its indebtedness and to make payments to Holders in the event of a redemption or repurchase depends on the Company's future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, including conditions of the debt and equity markets. In September 1998, the Company renegotiated certain financial covenants under the Credit Agreement with respect to the third and fourth quarters of 1998 and the year 1999. Depending upon the Company's performance in 1999, further renegotiation may be required to allow the Company to make additional borrowings under the Credit Agreement. See "Description of Certain Indebtedness". Based upon the current level of operations, the Company's management believes that available cash flow, together with available borrowings under the Credit Agreement and other sources of liquidity, will be adequate to meet the Company's requirements for working capital, capital expenditures, scheduled payments of interest on its Subsidiary Notes and debt outstanding under the Credit Agreement. However, a portion of the principal payments at maturity on the Subsidiary Notes and depending on the Company's performance, payments on indebtedness under the Credit Agreement may require refinancing. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its indebtedness, redeem or repurchase the Debentures or make necessary capital expenditures, or that any future financing or refinancing would be available on commercially reasonable terms or at all.

  The degree to which the Company is now leveraged could have important consequences, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations is required to be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future could be limited; and (iii) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

  The Credit Agreement requires the maintenance of certain financial ratios and imposes certain operating and financial restrictions on Bowling Worldwide which restrict, among other things, its ability to declare dividends, redeem stock, incur indebtedness, incur obligations under leases, create liens, consummate mergers, sell assets, and make capital expenditures, investments and acquisitions. On September 30, 1998, the Third Amended and Restated Credit Agreement was amended by Amendment No. 1 and Waiver (the "Amendment and Waiver") in which certain financial covenants were adjusted, and certain restrictions on the Company's operations were imposed, for the remainder of 1998 and 1999. The financial covenants existing prior to the Amendment and Waiver will be reinstated at the beginning of 2000. However, based on current performance, the Company will not meet the requirements that will be reinstated. In addition, for the remainder of 1998 and 1999, borrowings to finance acquisitions are substantially restricted and limits have been placed on the Company's ability to make capital expenditures, investments and acquisitions. Failure by Bowling Worldwide to comply with its Credit Agreement covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. Actual borrowing under the Credit Agreement must meet certain financial tests under the Credit Agreement and the Subsidiary Indentures. The Company's leverage may adversely affect its ability to meet these tests, and, as a result, to obtain such financing. See "--Ability to Implement Growth Strategies" and "Description of Certain Indebtedness".

Ability to Execute Business Strategies

  The Company's Bowling Centers business has grown through acquisitions of centers and, to a lesser extent, improvements at existing centers. However, as announced after the end of the third quarter of 1998, the Company will curtail its acquisitions and therefore the number of centers acquired will be substantially reduced over the next 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Capital Expenditures". There can be no assurance that the Company will be in a position to make any significant acquisitions of centers after 1999 or will have sufficient capital available to make planned improvements of operations of acquired and existing centers.

  Although the Company's principal long term strategy for future growth is the acquisition of additional bowling centers, the Company's recent performance has resulted in significant restrictions on its acquisition program. The Company financed its acquisition program with borrowings under the Credit Agreement, with cash generated by operations, and with various other financing sources, which included additional incurrences of debt by AMF Bowling and/or Bowling Worldwide and issuances of equity of AMF Bowling. The Company used $249.6 million of net proceeds of the Private Placement to repay amounts outstanding under the non-amortizing revolving working capital facility under the Credit Agreement (the "Bank Facility"), the aggregate size of which is $355.0 million. There can be no assurance that the Company will be able to obtain financing or refinancing on commercially reasonable terms or at all to return to its aggressive acquisition program. At the present time, the restrictive covenants in the Subsidiary Indentures would prohibit Bowling Worldwide from incurring additional indebtedness other than borrowings under the Credit Agreement and the restrictive covenants in the Credit Agreement substantially restrict the Company's ability to incur additional indebtedness to finance acquisitions, as well as its ability to make capital expenditures, investments and acquisitions.

  The Company's long term strategies also include growth through increased sales of NCPs and Modernization and Consumer Products. Integral to such increased sales is the Company's strategy of exploiting demand for bowling products in developed as well as in emerging bowling markets. Recent overseas economic difficulties, particularly in the Asia Pacific region, has materially adversely affected operating results of the bowling products segment and has resulted in the Company's implementing significant cost reductions in the bowling products segment of its operations, which should be substantially completed by the end of 1998. There can be no assurance that demand for bowling products will improve or that the Company will be able to successfully exploit such demand. See "--International Operations", "--Seasonality and Market Development Cycles" and "Business--Business Strategy".

Net Losses

  The Company recorded a net loss of $32.2 million before extraordinary items in 1997 and a net loss of $21.5 million, on a pro forma basis, in 1996. The Company incurred after-tax extraordinary charges totaling $23.4 million in the fourth quarter of 1997 arising from the third amendment and restatement of the Credit Agreement that became effective on November 7, 1997, the premium paid to redeem a portion of the Subsidiary Notes with the proceeds of the Initial Public Offering and the write-off of the portion of deferred financing costs attributable to the Subsidiary Notes redeemed. The Company recorded a net loss of $72.0 million in the first nine months of 1998 compared to a net loss of $22.4 million in the first nine months of 1997. Net losses are expected to continue. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Asset Encumbrances

  The lenders (the "Lenders") under the Credit Agreement have been granted security interests in all of Bowling Worldwide's capital stock and substantially all of Bowling Worldwide's current and future assets, including a pledge of all of the issued and outstanding shares of capital stock of certain of its subsidiaries. In addition, certain of such subsidiaries have granted to the Lenders security interests in all of the current and future assets of such subsidiaries (other than 35% of the outstanding capital stock of any foreign subsidiary of any such subsidiary). In the event of a default under the Credit Agreement (whether as a result of the failure to comply with a payment or other covenant, a cross-default, or otherwise), the Lenders will have a prior secured claim on the capital stock and the assets of Bowling Worldwide and such subsidiaries. If the Lenders should attempt to foreclose on their collateral, the Company's financial condition and the value of the Debentures will be materially adversely affected. In the event of a foreclosure on the collateral consisting of the Bowling Worldwide stock, unless the purchaser of such stock were an affiliate of Goldman Sachs, a Debenture Change of Control and a Change of Control (under the Subsidiary Indentures) would occur, with the consequences set forth below under "--Risks with respect to a Debenture Change of Control or Change of Control". See "Description of Certain Indebtedness".

Management; Dependence on Key Personnel

  On November 2, 1998, Douglas J. Stanard, President and Chief Executive Officer and a director of AMF Bowling, resigned all of his positions with AMF Bowling and its subsidiaries, effective January 1, 1999. Stephen E. Hare, the Executive Vice President, Chief Financial Officer and Treasurer of AMF Bowling, has been named as acting Chief Executive Officer until a successor to Mr. Stanard is named. See "Management--Settlement Agreement". AMF Bowling has announced that it has retained the executive search firm Spencer Stuart & Associates to identify candidates to succeed Mr. Stanard. There can be no assurance that an acceptable replacement for Mr. Stanard will be found. In addition, the Company's business is managed by certain other key executive officers, including a new president of U.S. Bowling Center Operations. The loss of the services of certain of these executives could have a material adverse impact on the Company. There can be no assurance that the services of such personnel will continue to be made available to the Company. The Company does not maintain key-person insurance with respect to its executive officers.

Control by GSCP

  GSCP and The Goldman Sachs Group, L.P. ("The Goldman Sachs Group"), which has a 99% interest in Goldman Sachs, together beneficially own 50.9% of the Common Stock of AMF Bowling. Richard A. Friedman and Terence M. O'Toole, each of whom is a Managing Director of Goldman Sachs, and Peter M. Sacerdote, who is a limited partner of The Goldman Sachs Group, are directors of AMF Bowling. Mr. Friedman is Chairman of AMF Bowling. Messrs. Friedman, O'Toole and Sacerdote are also directors of Bowling Worldwide.

  On April 30, 1996, AMF Bowling, GSCP, the Blackstone Group, Kelso & Company, Bain Capital, Inc., Citicorp North America, Inc., Charles M. Diker, Robert L. Morin and Douglas J. Stanard entered into a Stockholders Agreement, which regulates the relationship among the Company and certain of its stockholders (the "Stockholders Agreement"). As a result of its ownership of a majority of the outstanding Common Stock and the terms of the Stockholders Agreement, GSCP controls the Company and has the ability to control the election of a majority of the Board of Directors of AMF Bowling (the "Board"), appoint new management and approve or block any action requiring the approval of the Company's stockholders, including adoption of amendments to AMF Bowling's Certificate of Incorporation (the "Certificate of Incorporation") and approval of mergers or sales of substantially all of the Company's assets, in each case subject to the restrictions contained in the Stockholders Agreement. The Stockholders Agreement also provides for three of the investment funds which are stockholders of AMF Bowling each to nominate a director of AMF Bowling, subject to GSCP's consent, and for the formation of the Executive Committee of AMF Bowling's Board, which consists of two directors nominated by GSCP and the President and Chief Executive Officer of AMF Bowling. There can be no assurance that the interests of GSCP or The Goldman Sachs Group will not conflict with the interests of the Holders of the Debentures. See "Description of Capital Stock" and "Securities Owned by Management and Certain Beneficial Owners--Stockholders Agreement".

Risks with Respect to a Debenture Change of Control or Change of Control

  Upon the occurrence of a Debenture Change of Control, the Debentures may be redeemed at the option of the Holder at a Debenture Change of Control Redemption Price equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. AMF Bowling may, at its option, elect to pay any such Debenture Change of Control Redemption Price in cash or Common Stock. If a Debenture Change of Control (which may also constitute a Change of Control under the Subsidiary Indentures and an event of default under the Credit Agreement) were to occur, Bowling Worldwide may not have the financial resources to repay all of its obligations which may then become due under the Credit Agreement, the Subsidiary Indentures and other indebtedness that may become payable upon the occurrence of such Debenture Change of Control, and AMF Bowling may not have the financial resources to pay in cash its obligations which would then become due under the Debentures. In this regard, Bowling Worldwide is prohibited under both the Credit Agreement and the Subsidiary Indentures from upstreaming funds by dividends, loans or otherwise, to redeem the Debentures. See "--Holding Company Structure" and "Description of Debentures--Redemption at the Option of the Holder Upon a Debenture Change of Control".

  In addition, upon the occurrence of a Change of Control, each holder of a Subsidiary Note may require that all or a portion of such holder's Subsidiary Notes be repurchased at 101% of the principal amount of the Subsidiary Senior Subordinated Notes and 101% of the Accreted Value (as defined in the indenture governing the Senior Subsidiary Discount Notes) of the Subsidiary Senior Subordinated Discount Notes (or, following the Full Accretion Date (as defined in the indenture governing the Senior Subsidiary Subordinated Discount Notes), 101% of the principal amount thereof), as applicable, together with accrued and unpaid interest, if any, and Liquidated Damages (as defined in the Subsidiary Indentures), if any, to the date of repurchase. The Subsidiary Indentures require that prior to such a repurchase or shortly thereafter, the Company must either repay all outstanding indebtedness under the Credit Agreement or obtain any required consent of the Lenders to such repurchase. If a Change of Control (which may also constitute a Debenture Change of Control and an event of default under the Credit Agreement) were to occur, Bowling Worldwide may not have the financial resources to repay all of its obligations which would then become due under the Credit Agreement, the Subsidiary Indentures and any other indebtedness that would become payable upon the occurrence of such Change of Control, and AMF Bowling may not have the financial resources to pay in cash its obligations which may then become due under the Debentures. See "Description of Certain Indebtedness--Subsidiary Notes".

Bowling Industry Characteristics

 Bowling Centers

  In the United States, the operation of bowling centers generally has been historically characterized by slightly declining lineage (number of games bowled per lane per day), offset by increasing average price per game. Total lineage, according to an industry source, has declined despite an average annual increase in the total number of people bowling since 1987. This trend is largely a result of a decline in league participation, partially offset by an increase in recreational (i.e., non-league) play, resulting in more people bowling, but bowling less frequently. Bowling center operators have sought to offset the decrease in overall lineage by increasing prices and creating additional sources of income. Although AMF's lineage has declined substantially in the first nine months of 1998, in prior periods AMF's U.S. lineage remained relatively stable due to its ability to retain existing league bowlers and attract new recreational bowlers due to, management believes, the generally higher quality of AMF's centers. In the first nine months of 1998, the Company experienced a larger decline in lineage which it was unable to offset with price increases on a comparable basis with recent years. While the Company has initiated a strategy to focus management attention on the improvement of constant center revenue growth and profitability, there can be no assurance that such strategy will be successful. Internationally, although trends vary by country, certain of the markets in which AMF operates have experienced increasing competition as they have matured, resulting in declining lineage. AMF has sought to offset these lineage declines through higher prices and additional focus on food and beverage and other amusement revenue. There can be no assurance that AMF will be able to maintain lineage or increase prices in the U.S. or internationally in the future. See "Business--AMF Bowling Centers".

  In addition, bowling, as both a competitive sport and a recreational activity, faces competition from numerous alternative activities. The continued success of AMF's bowling operations is subject to consumers' continued interest in bowling, the availability and cost of other sport, recreational and entertainment alternatives and the amount of leisure time, as well as various other social and economic factors over which AMF has no control. There can be no assurance that bowling will continue to exhibit its current level of popularity or that AMF will continue to compete effectively in the industry. See "Business--Industry Overview".

 Bowling Products

  AMF and Brunswick Corporation ("Brunswick") are the two largest manufacturers of bowling center equipment, and are the only full-line manufacturers of bowling equipment and supplies that compete on a global basis. The Company also competes with smaller, often regionally focused companies in certain product lines. Management estimates that AMF accounts for approximately 41% of the worldwide installed base of bowling center equipment.

  NCP sales follow the trends in the growth of bowling. Traditionally, bowling has been introduced and becomes popular in new markets, the economics of constructing and operating bowling centers become attractive to local market developers and entrepreneurs. Consequently, new bowling center construction drives demand for NCPs. For at least the last 15 years, the majority of NCP sales has been to international markets. Until recently, this trend was fueled by the growth of bowling in several countries, such as China, Taiwan and South Korea. However, because of recent economic difficulties in these markets, primary developers and entrepreneurs have had difficulties in obtaining financing for new bowling centers, resulting in a substantial decline in NCP sales in that region. There can be no assurance that future international expansion will occur or, if it does occur, that AMF will be able to successfully compete in such emerging markets.

  Reflecting the reduction in the level of shipments for NCPs in Asia Pacific markets, revenue for Bowling Products decreased by 30.2% to $152.7 million for the first nine months of 1998 as compared to $218.9 million for the first nine months of 1997 and EBITDA decreased to $8.5 million in the first nine months of 1998 as compared to $55.1 million in the first nine months of 1997. See "-- International Operations", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Backlog; Recent NCP Sales" and "Business--AMF Bowling Products".

Seasonality And Market Development Cycles

  Financial performance of Bowling Centers is seasonal in nature, with cash flows typically peaking in the winter months and reaching their lows in the summer months. The geographic diversity of Bowling Centers operations has helped to reduce this seasonality as bowling centers in certain countries in which AMF operates exhibit different seasonal sales patterns. However, as a result of the increased number of U.S. centers attributable to the Company's recent aggressive acquisition program, the seasonality of financial performance of Bowling Centers business has been accentuated.

  Modernization and Consumer Products sales also display seasonality. The U.S. market, which is the largest market for Modernization and Consumer Products, is driven by the beginning of league play in the fall of each year. Operators typically sign purchase orders, particularly for replacement equipment, during the first four months of the year, after they receive winter league revenue indications. Equipment is shipped and installed during the summer months, when leagues are generally less active. Sales of modernization equipment, such as automatic scoring and synthetic lane overlays, are less predictable and fluctuate more than the replacement equipment because of the four to ten year life cycles of these major products.

  NCP sales experience significant fluctuations due to changes in demand for NCPs as certain markets experience high growth followed by market maturity, at which times sales to that market decline, sometimes rapidly. Management believes market cycles for individual countries have, in the past, spanned several years, with periods of high demand for several markets (e.g., Japan, Korea, Taiwan) which, in AMF's experience, last five years or more. Current economic difficulties in certain markets of the Asia Pacific region have resulted in the reduction in the order rate, level of shipments and backlog for NCPs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Market Development Cycles".

International Operations

  The Company's international operations are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs and tariffs, value added taxes and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales or on its results of operations.

  AMF has a history of operating in a number of international markets, in some cases, for over thirty years. As in the case of other U.S.-based manufacturers with export sales, local currency devaluation increases the cost of the Company's bowling equipment in that market. As a result, a strengthening U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods.

  Current economic difficulties in certain markets in the Asia Pacific region have resulted in a reduction in the level of shipments for NCPs. Management believes that many Asia Pacific customers have eliminated or delayed purchases of NCP and Modernization equipment as they await the return of economic stability to their regions. Contributing to such delays is the continuing limited availability of financing for customers to construct new centers and purchase AMF bowling equipment. As of September 30, 1998, the NCP backlog was 1,329 which is a reduction of 23.0% compared to December 31, 1997. It is expected that NCP backlog will continue for the foreseeable future at levels which are substantially lower than those experienced in 1997.

  NCP unit sales to China, Japan and other Asia Pacific markets represented 49.9% for the nine months ended September 30, 1998 compared to 72.7% for the year ended December 31, 1997. NCP unit backlog related to China, Japan and other Asia Pacific markets represented 67.6% of total NCP unit backlog at September 30, 1998 compared to 70.4% at December 31, 1997.

  Foreign currency exchange rates also impact the translation of operating results from international bowling centers. For the year ended December 31, 1997, revenue and EBITDA of international bowling centers represented 14.6% and 16.0% of consolidated results, respectively.

Lack of Public Market for the Debentures; Restrictions on Resale

  Certain of the Initial Purchasers currently make a market in the Debentures. Such Initial Purchasers are not obligated to do so, however, and any market-making with respect to the Debentures may be interrupted or discontinued at any time without notice. There can be no assurance as to the liquidity of any trading market of the Debentures or that an active public market for the Debentures will develop or, if one does develop, that it will be maintained. If an active market for the Debentures fails to develop or be sustained, the trading price of the Debentures could be adversely affected. AMF Bowling has not applied and does not intend to apply for listing or quotation of the Debentures on any securities exchange or stock market, although the Common Stock issuable upon conversion, redemption or repurchase of the Debentures will be listed, upon notice of issuance, on the NYSE.

Possible Volatility of Common Stock and Debentures

  The market price of the Common Stock has been and may continue to be volatile. See "Price Range of Common Stock and Debentures". The market price of the Debentures and the shares of

Common Stock into which the Debentures are convertible have been, and may continue to be materially adversely affected by factors such as actual or anticipated fluctuations in the Company's operating results, the Company's program for integrating newly acquired centers and improving operations of constant centers, impact of international markets, changes in financial estimates by securities analysts, general market conditions and other factors. Broad market fluctuations may adversely affect the market price of the Debentures and the Common Stock issuable upon conversion, redemption or repurchase of the Debentures, and there can be no assurance that the market price of the Debentures and the Common Stock issuable upon conversion, redemption or repurchase of the Debentures will not decline.

Fraudulent Conveyance

  Management of the Company believes that the indebtedness represented by the Debentures was incurred for proper purposes and in good faith, and that, based on then-current forecasts, asset valuations and other financial information, after the issuance of the Debentures, AMF Bowling was solvent, had sufficient capital for carrying on its business and was able to pay its debts as they matured. See "--Substantial Leverage; Ability to Service Indebtedness". Notwithstanding management's belief, however, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that, at the time of the incurrence of such indebtedness, AMF Bowling was insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, or intended to hinder, delay or defraud its creditors, and that the indebtedness was incurred for less than reasonably equivalent value, then such court could, among other things, (a) void all or a portion of AMF Bowling's obligations to the Holders, the effect of which would be that the Holders may not be repaid in full or at all and/or
(b) subordinate AMF Bowling's obligations to the Holders to other existing and future indebtedness of AMF Bowling to a greater extent than would otherwise be the case, the effect of which would be to entitle such other creditors to be paid in full before payment could be made on the Debentures.

Anti-Takeover Effects of Certain Certificate of Incorporation and By-Laws Provisions

  Certain provisions of the Certificate of Incorporation and the By-Laws of AMF Bowling (the "By-Laws") may have the effect of delaying, deterring or preventing a sale or change in control of the Company. Such provisions may also render the removal of directors and management more difficult. Specifically, the By-Laws provide for restrictions on who may call a special meeting of stockholders. In addition, the Certificate of Incorporation authorizes the issuance of preferred stock, par value $.01 per share ("Preferred Stock"), and of rights or options entitling holders thereof to purchase from AMF Bowling securities of AMF Bowling or any other corporation ("Purchase Rights"), in any case without stockholder approval and upon such terms as the Board may determine. The issuance of Preferred Stock or Purchase Rights may have the effect of delaying, deterring or preventing a sale or change in control of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock that may be issued in the future. See "--Control by GSCP" and "Description of Capital Stock".

Shares Eligible for Future Sale

  Future sales of Common Stock by existing stockholders under Rule 144 ("Rule 144") of the Securities Act or otherwise could have an adverse effect on the price of the Debentures and the Common Stock issuable upon conversion or repurchase thereof. Of the 59,747,550 shares of Common Stock outstanding as of October 23, 1998, 15,642,350 are eligible for immediate resale, except to the extent owned by "affiliates" of AMF Bowling (as such term is defined in Rule
144).

Additionally, 44,105,200 shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144. Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Debentures or the Common Stock issuable upon conversion or repurchase thereof or impair AMF Bowling's ability to raise additional capital in the future. See "Shares Eligible for Future Sale".

Original Issue Discount Consequences

  The Debentures were originally issued at a substantial discount from the stated Redemption Price payable at maturity. As a result, for U.S. federal income tax purposes, Holders generally are required to include amounts in their gross income in advance of their receipt of the cash payments to which such income is attributable. Furthermore, the acquisition of a Debenture from a prior Holder may give rise to market discount or acquisition premium. See "Certain Federal Income Tax Considerations".

Risks Arising from the Terms of the Debentures

  The rate at which the Debentures are convertible into Common Stock is not adjusted for accrued Original Issue Discount. Such accrued Original Issue Discount will be deemed paid by the delivery of the Common Stock received upon conversion, and, thus, a converting Holder will not receive any cash payment representing accrued Original Issue Discount. Because the number of shares of Common Stock issuable upon conversion of each Debenture is not increased even though the accreted value of the Debentures (i.e., the Issue Price plus accrued Original Issue Discount) increases over time, the implied effective conversion price increases over time.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The financial data contained herein were derived from the Company's unaudited condensed consolidated financial statements for the nine months ended September 30, 1998 and 1997, audited consolidated financial statements for the year ended December 31, 1997 and the period ended December 31, 1996, and the Predecessor Company's audited combined financial statements for the four months ended April 30, 1996, and the years ended December 31, 1995, 1994, 1993.

                           September 30,                  December 31,
                         ----------------- ------------------------------------------
                                Pro          Pro          Pro
                               Forma        Forma        Forma
                         1998 1998(a) 1997 1997(a) 1997 1996(b) 1996 1995 1994  1993
                         ---- ------- ---- ------- ---- ------- ---- ---- ----- -----
Ratio of earnings to
 fixed charges(c)....... --     --    --     --    --     --    --   6.1x 10.3x 11.0x

--------
(a) The pro forma ratios of earnings to fixed charges for the year ended December 31, 1997, and for the nine months ended September 30, 1998, have been calculated based on the historical results of operations for the periods presented and adjusting the interest expense as a result of using the proceeds of the Private Placement to repay senior bank debt, with weighted average borrowing rates of 8.75% and 7.62% for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively, as if the Private Placement had occurred as of the beginning of the periods presented.
(b) Represents results of operations from January 1, 1996 through December 31, 1996 on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements of AMF Bowling.
(c) The ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. Earnings consist of net income to which has been added fixed charges and income taxes. Fixed charges consist of interest expense, amortization of debt issuance costs, and the portion of rent expenses considered to represent interest. For the nine months ended September 30, 1998 and 1997, respectively, the year ended December 31, 1997 and the period ended December 31, 1996, on a historical basis, the year ended December 31, 1996, on a pro forma basis, the nine months ended September 30, 1998 and the year ended December 31, 1997, on a pro forma basis for the Private Placement, the Company had a deficiency of earnings to fixed charges of $90.2 million, $31.3 million, $43.6 million, $28.0 million, $30.4 million, $90.2 million and $43.6 million, respectively.

                                USE OF PROCEEDS

  The Securities are being offered hereby solely for the accounts of the Selling Securityholders listed herein pursuant to the Debenture Registration Rights Agreement. The Company will not receive any of the proceeds from the sales by the Selling Securityholders of the Debentures or the Common Stock issuable upon the conversion, redemption or repurchase thereof.

                  PRICE RANGE OF COMMON STOCK AND DEBENTURES

  The Common Stock is listed on the NYSE under the symbol "PIN". The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape.

                                                                High    Low
                                                                ----    ----
      1997
       Fourth Quarter(1)....................................... $25 1/8 $21 1/2
      1998
       First Quarter........................................... $27 3/8 $20 1/2
       Second Quarter.......................................... $ 31    $22 5/8
       Third Quarter........................................... $28 3/8 $ 7 1/2
       Fourth Quarter (through November 2, 1998)............... $  9    $ 3 7/8

--------

(1) The Common Stock was offered to the public at $19.50 per share and commenced trading on November 4, 1997.

  On November 2, 1998, the reported last sale price of the Common Stock on the NYSE Composite Tape was $4 1/16. The approximate number of holders of record of the Common Stock as of November 2, 1998 was 3,658.

  The Debentures are designated for trading in PORTAL. The following table sets forth, for the period indicated, the high and low closing bid quotations per $1,000 principal amount for the Debentures as reported by Morgan Stanley & Co. Incorporated, a market maker for the Debentures.

                                                                 High     Low
                                                                ------- -------
      1998
       Second Quarter (beginning May 12, 1998)................. $266.25 $235.00
       Third Quarter........................................... $258.75 $ 97.50
       Fourth Quarter (through November 2, 1998)............... $102.50 $ 72.50

  Such reported quotations may not reflect actual transactions.

                                DIVIDEND POLICY

  AMF Bowling has never paid cash dividends on the Common Stock and does not anticipate paying such dividends in the foreseeable future. As a holding company, the ability of AMF Bowling to pay dividends is dependent upon the ability of its subsidiaries to pay cash dividends or to make other distributions. See "Risk Factors--Holding Company Structure". The Credit Agreement effectively prohibits Bowling Worldwide from paying, and the Subsidiary Indentures restrict the ability of Bowling Worldwide to pay, dividends, and, accordingly, will limit the ability of AMF Bowling to pay cash dividends to its stockholders. See "Description of Certain Indebtedness". Any determination to pay cash dividends in the future will be at the discretion of the Board and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Board.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below for the fiscal years indicated were derived from AMF Bowling's audited consolidated financial statements for the year ended December 31, 1997 and the period ended December 31, 1996, and the Predecessor Company's audited combined financial statements for the four months ended April 30, 1996, and the years ended December 31, 1995, 1994, 1993. The selected financial data include the unaudited consolidated results of AMF Bowling for the nine months ended September 30, 1998 and 1997. The consolidated pro forma results set forth below are presented as if the Acquisition had occurred on January 1, 1996, and are based on the Predecessor Company's statement of income for the period ending April 30, 1996, AMF Bowling's statement of income from its inception through December 31, 1996, and adjustments giving effect to the Acquisition under the purchase method of accounting. See "Note 3. Pro Forma Results of Operations" in the notes to consolidated financial statements of AMF Bowling. The data should be read in conjunction with AMF Bowling's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere herein.

  The comparability of the selected financial data is affected by the Company's bowling center acquisition program. In 1996, the Company acquired 57 bowling centers from unrelated sellers. The combined purchase price was $108.0 million. In 1997, the Company acquired 122 bowling centers from a number of unrelated sellers. The combined purchase price was $232.7 million (including amounts paid in 1998 for certain bowling centers included in the 1997 total). For the nine months ended September 30, 1998, the Company acquired 77 bowling centers from unrelated sellers. The combined purchase price was $151.0 million. See "Business--General".

  The selected financial data include operating results expressed in terms of EBITDA, which represents earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses. EBITDA information is included because the Company understands that such information is a standard measure commonly reported and widely used by certain investors and analysts. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, other measures of performance determined in accordance with GAAP.

                                                                              Nine months    Four months
                                                                                 ended          ended
                                 For the year ended December 31,             September 30,    April 30,
                          -------------------------------------------------  --------------  -----------
                                                  Pro Forma
                                                     AMF
                               Predecessor        Bowling,   AMF Bowling,    AMF Bowling,    Predecessor
                                 Company            Inc.         Inc.            Inc.          Company
                          ----------------------- --------- ---------------  --------------  -----------
                           1993   1994(a)   1995   1996(b)  1996(c)   1997    1997    1998     1996(d)
                          ------  -------  ------ --------- -------  ------  ------  ------  -----------
                                        (dollars In millions, except per share data)


Income Statement Data:
Operating revenue.......  $427.6  $517.8   $564.9  $548.9   $384.8   $713.7  $505.6  $522.3    $164.9
                          ------  ------   ------  ------   ------   ------  ------  ------    ------
Cost of goods sold......   153.2   196.0    184.1   173.6    130.5    212.6   150.5   139.1      43.1
Bowling center operating
 expenses...............   108.5   115.2    166.5   178.8    123.7    251.2   181.2   242.8      80.2
Selling, general and
 administrative
 expenses...............    41.9    57.1     50.8    51.0     35.1     64.5    47.2    52.0      35.5
Depreciation and
 amortization...........    21.4    24.8     39.1    73.5     49.4    102.5    66.8    87.8      15.1
                          ------  ------   ------  ------   ------   ------  ------  ------    ------
Operating income
 (loss).................   102.6   124.7    124.4    72.0     46.1     82.9    59.9     0.6      (9.0)
Interest expense,
 gross..................     5.0     7.4     15.7   106.2     78.0    118.4    89.2    84.5       4.5
Other income (expense),
 net....................    (0.1)   (1.5)     0.2     3.8      3.9     (8.1)    2.0     6.3      (0.1)
                          ------  ------   ------  ------   ------   ------  ------  ------    ------
Income (loss) before
 income taxes...........    97.5   115.8    108.9   (30.4)   (28.0)   (43.6)  (31.3)  (90.2)    (13.6)
Provision (benefit) for
 income taxes...........    15.1    16.5     12.1    (8.9)    (8.5)   (12.8)   (8.9)  (21.1)     (1.7)
                          ------  ------   ------  ------   ------   ------  ------  ------    ------
Net income (loss) before
 equity in loss of joint
 ventures and
 extraordinary items....    82.4    99.3     96.8   (21.5)   (19.5)   (30.8)  (22.4)  (69.1)    (11.9)
Equity in loss of joint
 ventures...............      --      --       --      --       --     (1.4)     --    (2.9)       --
                          ------  ------   ------  ------   ------   ------  ------  ------    ------
Net income (loss) before
 extraordinary items....    82.4    99.3     96.8   (21.5)   (19.5)   (32.2)  (22.4)  (72.0)    (11.9)
Extraordinary items, net
 of tax.................      --      --       --      --       --    (23.4)     --      --        --
                          ------  ------   ------  ------   ------   ------  ------  ------    ------
Net income (loss).......  $ 82.4  $ 99.3   $ 96.8  $(21.5)  $(19.5)  $(55.6) $(22.4) $(72.0)   $(11.9)
                          ======  ======   ======  ======   ======   ======  ======  ======    ======
Net loss per share
 before extraordinary
 items (basic and
 diluted)...............                           $(0.55)  $(0.49)  $(0.71) $(0.53) $(1.21)
Per share effect of
 extraordinary items....                               --       --    (0.52)     --      --
Net loss per share
 (basic and diluted)....                           $(0.55)  $(0.49)  $(1.23) $(0.53) $(1.21)
                                                   ------   ------   ------  ------  ------
Ratio of earnings to
 fixed charges(e).......    11.0    10.3      6.1      --       --       --      --      --        --
                                                   ======   ======   ======  ======  ======

                                                                                                    NINE MONTHS      FOUR MONTHS
                                                                                                       ENDED            ENDED
                                                        YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,      APRIL 30,
                                           -----------------------------------------------------  ----------------   -----------
                                                                    PRO FORMA
                                                                       AMF
                                                                    BOWLING,                       AMF BOWLING,      PREDECESSOR
                                            PREDECESSOR COMPANY       INC.    AMF BOWLING, INC.        INC.            COMPANY
                                           -----------------------  --------- ------------------  ----------------   -----------
                                            1993   1994(A)   1995    1996(B)  1996(C)    1997      1997     1998       1996(D)
                                           ------  -------  ------  --------- ------------------  -------  -------   -----------
                                                                       (DOLLARS IN MILLIONS)
SELECTED DATA:
EBITDA.................................    $124.0  $149.5   $163.5   $ 145.5           $   185.4  $ 126.7  $  88.4       $6.1
EBITDA margin..........................      29.0%   28.9%    28.9%     26.5%               26.0%    25.1%    16.9%       3.7%
Revenue: (f)
 Bowling Centers.......................    $192.6  $225.4   $292.3   $ 307.3           $   429.1  $ 297.9  $ 383.8
 Bowling Products......................     243.6   301.7    286.5     252.1               299.3    218.9    152.7
EBITDA: (g)
 Bowling Centers.......................    $ 54.5  $ 65.8   $ 86.8   $  95.6           $   130.4  $  84.0  $  95.8
 Bowling Products......................      71.1    84.6     79.3      62.6                70.8     55.1      8.5
New Center Packages sold...............     3,577   4,941    4,437     3,029               4,576    3,324    1,846
New Center Packages backlog, end of
 period(h).............................       N/A   2,078      940     1,426               1,725    2,005    1,329
Number of centers, end of period.......       190     293      286       341                 470      439      539
Number of lanes, end of period.........     5,896   9,586    9,430    11,782              16,315   15,525   18,532
Capital Expenditures:
 Routine modernization and
  maintenance(i).......................    $  9.0  $ 11.4   $ 13.1   $  14.5           $    49.9  $  20.2  $  25.4
 Expansion and acquisition capital(j)..       5.7     6.4     16.9     117.4               221.6    214.8    173.3
                                           ------  ------   ------   -------           ---------  -------  -------
 Total.................................    $ 14.7  $ 17.8   $ 30.0   $ 131.9           $   271.5  $ 235.0  $ 198.7
                                           ======  ======   ======   =======           =========  =======  =======

                                                             AS OF DECEMBER 31,
                                                   ---------------------------------------     AS OF
                                                    PREDECESSOR COMPANY  AMF BOWLING, INC. SEPTEMBER 30,
                                                   --------------------- ----------------- -------------
                                                    1993  1994(A)  1995    1996     1997       1998
                                                   ------ ------- ------ -------- -------- -------------
                                                                   (DOLLARS IN MILLIONS)

BALANCE SHEET DATA:
Working capital(k)..............................   $ 18.9 $ 16.9  $ 29.2 $    7.8 $   43.9   $  111.4
Goodwill, net...................................      --     --      --     771.1    772.3      773.0
Total assets....................................    228.2  410.2   400.4  1,594.0  1,832.1    2,039.5
Total debt......................................     75.7  186.1   167.4  1,091.3  1,060.6    1,368.4
Stockholders' equity............................     88.6  132.4   161.5    408.8    654.0      579.9
Total capitalization............................    164.3  318.5   328.9  1,500.1  1,714.6    1,948.3

-------
(a) Includes results of Fair Lanes, which operated 106 centers and was acquired by the Predecessor Company on September 29, 1994.
(b) Represents results of operations from January 1, 1996 through December 31, 1996 on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements of AMF Bowling.
(c) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes results of operations of the acquired business from May 1, 1996 through December 31, 1996.
(d) Represents results of operations from January 1, 1996 through April 30,
    1996.
(e) For nine months ended September 30, 1998 and 1997, the year ended December 31, 1997 and the period ended December 31, 1996, on a historical basis, and the year ended December 31, 1996, on a pro forma basis, the Company had a deficiency of earnings to fixed charges of $90.2 million, $31.3 million, $43.6 million, $28.0 million and $30.4 million, respectively. For the four months ended April 30, 1996, the Predecessor Company had a deficiency of earnings to fixed charges of $13.6 million.
(f) Before intersegment eliminations.
(g) Before intersegment eliminations and corporate, general and administrative expenses.
(h) Orders of New Center Packages included in the backlog are subject to cancellation by customers in the normal course of business. Accordingly, the Company has experienced, and expects to continue to experience, the cancellation of a portion of such orders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Backlog; Recent NCP Sales". Data is not provided for 1993 because the Company does not maintain this data for this period.
(i) Defined as capital expenditures for existing product lines and manufacturing operations and capital expenditures for modernizing and refurbishing bowling centers.
(j) Includes (i) the construction of centers and (ii) the acquisition of centers since May 1, 1996. Excludes the acquisition of Fair Lanes and all other acquisitions prior to May 1, 1996.
(k) Predecessor Company amounts reflect elimination of affiliates receivables and payables.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Background

  This discussion should be read in conjunction with the information contained under "Selected Financial Data" and in AMF Bowling's Consolidated Financial Statements included elsewhere herein.

  Management believes that comparisons of the results of operations for the years ended December 31, 1997, on a historical basis, and 1996, on a pro forma basis, and December 31, 1996, on a pro forma basis, and 1995, on a historical basis, are more meaningful than comparisons on a historical basis. This is due primarily to significant changes in depreciation and amortization that result from the application of the purchase method of accounting for the Acquisition and from the increased interest expense due to the debt incurred related to the Acquisition. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements.

  To facilitate a meaningful comparison, in addition to discussing the consolidated results of the Company's operations, certain portions of this Management's Discussion and Analysis of Financial Condition and Results of Operations discuss results of Bowling Centers and Bowling Products separately.

  The results of operations of Bowling Centers, Bowling Products and the consolidated group of companies are set forth below. The two European centers that were not acquired by the Company as part of the Acquisition, as discussed in "Note 1. Organization" in the Notes to Consolidated Financial Statements, are included in the 1996 actual Predecessor Company results and excluded from 1996 pro forma results. The two centers have no material impact on the Company's financial statements or on the information presented in this section.

  For 1995, Bowling Centers adopted a calendar year end; accordingly, the Bowling Centers results of operations for the year ended December 31, 1995 includes the results of U.S. operations for the period from December 26, 1994 through December 31, 1995. Total revenue for the period from December 26, 1994 through December 31, 1994 was approximately $2.0 million.

  The business segment results presented below are before intersegment eliminations since the Company's management believes that this provides a more accurate comparison of performance by segment from year to year. The intersegment eliminations are not material. Interest expense is presented on a gross basis.

Performance by Business Segment

 Bowling Centers

  Bowling Centers derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources, such as shoe rental, amusement games, billiards and pro shops. In 1997, bowling, food and beverage and other revenue represented 60.6%, 25.4% and 14.0% of total Bowling Centers revenue, respectively.

  The results shown below reflect both U.S. and international Bowling Centers operations.

                                                                    Nine months ended
                           For the year ended December 31,            September 30,
                          ---------------------------------------   ------------------
                                         Pro Forma
                                            AMF           AMF
                          Predecessor     Bowling,     Bowling,       AMF Bowling,
                            Company         Inc.         Inc.             Inc.
                          ------------   ----------    ----------   ------------------
                              1995        1996(a)        1997         1997      1998
                          ------------   ----------    ----------   --------  --------
                                         (dollars in millions)
Bowling Centers (before
 intersegment
 eliminations):
Operating revenue.......    $    292.3    $    307.3    $    429.1  $  297.9  $  383.8
                            ----------    ----------    ----------  --------  --------
Cost of goods sold......          26.3          27.5          39.9      27.2      38.1
Bowling center operating
 expenses...............         168.7         177.2         252.5     182.1     245.5
Selling, general and
 administrative
 expenses...............          10.5           7.0           6.3       4.6       4.4
Depreciation and
 amortization...........          36.6          56.2          82.8      53.3      71.6
                            ----------    ----------    ----------  --------  --------
Operating income........    $     50.2    $     39.4    $     47.6  $   30.7  $   24.2
                            ==========    ==========    ==========  ========  ========
Selected Data:
EBITDA..................    $     86.8    $     95.6    $    130.4  $   84.0  $   95.8
EBITDA margin...........          29.7%         31.1%         30.4%     28.2%     25.0%
Number of centers, end
 of period..............           286           341           470       439       539
Number of lanes, end of
 period.................         9,430        11,782        16,315    15,525    18,532

--------
(a) Represents pro forma results of operations from January 1, 1996 through December 31, 1996. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements. The pro forma 1996 amount of selling, general and administrative expenses has been adjusted to reflect a reallocation to corporate of certain general and administrative expenses previously allocated to the Bowling Centers segment. The 1995 amounts have not been restated to reflect this change.

  Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997. Bowling Centers operating revenue increased $85.9 million, or 28.8%. An increase of $105.0 million is attributable to 199 new centers which were acquired and one new center which was constructed after December 31, 1996, of which $91.6 million is from U.S. centers, and $13.4 million is from international centers. Constant centers operating revenue decreased $15.3 million, or 6.1%. U.S. constant centers revenue decreased $8.2 million, or 4.5%, primarily as a result of lower lineage, orienting and integrating newly acquired centers, nationally branded chain development activities, record-setting hot weather which adversely affected customer visits and the later start of league play in 1998, which accounted for 0.5% of the decline. International constant carriers operating revenue decreased $7.1 million primarily due to unfavorable currency translation of results and the World Cup which adversely impacted revenue throughout Europe in the second quarter of 1998. On a constant exchange rate basis, international operating revenue would have increased $2.1 million, or 2.9%, in the first nine months of 1998 compared to the first nine months of 1997. A decrease of $3.8 million in total operating revenue was also attributable to 11 centers which were closed since September 30, 1997.

  Cost of goods sold increased $10.9 million, or 40.1%, primarily as a result of the net increase in the number of centers.

  Operating expenses increased $63.4 million, or 34.8%. An increase of $66.0 million was attributable to the net increase in the number of centers and an increase of $0.1 million was primarily attributable to increased regional staffing costs and expenses associated with nationally branded chain development activities. A decrease of $2.7 million was attributable to closed centers. As a percentage of its revenue, Bowling Centers operating expenses were 64.0% for the first nine months of 1998 compared to 61.1% for the first nine months of 1997, which increase was primarily attributable to the lag in achieving cost reductions in newly acquired centers, expenses associated with nationally branded chain development activities and the higher fixed operating costs as a percentage of constant centers revenue which decreased in the second and third quarters of 1998.

  Selling, general and administrative expenses decreased $0.2 million, or 4.3%, primarily due to expense management.

  EBITDA increased $11.8 million, or 14.0%, primarily as a result of the net increase in the number of centers. Additionally, Bowling Centers EBITDA was impacted by the late start of league play, the lag in achieving cost reductions in newly acquired centers, increased advertising and staffing and, internationally, by the unfavorable currency translation which decreased international constant centers EBITDA by $2.8 million. EBITDA margin for the first nine months of 1998 was 25.0% compared to 28.2% in the first nine months of 1997.

  Year Ended December 31, 1997 Compared to Year Ended December 31,
1996. Bowling Centers operating revenue increased $121.8 million, or 39.6%. An increase of $125.8 million was attributable to new centers, of which $116.5 million was from U.S. centers, and $9.3 million was from international centers. An increase of $1.1 million, or 0.4%, in constant centers revenue was primarily a result of an increase in revenue in the Northeast region of the United States, a region in which the Company has a large number of centers and which experienced severe weather conditions during the first quarter of 1996. The increase in constant centers revenue for the year ended December 31, 1997 compared to the same period in 1996 was net of $1.0 million additional revenue in 1996 due to leap year, a $3.0 million decrease in revenue from the Japanese centers in 1997, which was primarily caused by recent poor economic conditions in Japan, and a decrease of $1.0 million in operating revenue in the third quarter of 1997 compared to the same period in 1996 which resulted from pricing specials used in the U.S. and international centers to overcome lower lineage which resulted from the hot, dry weather in these regions. Excluding these special items, constant center revenue would have increased $6.1 million, or 2.2%, in the year ended December 31, 1997 compared to the same period in 1996. A decrease in operating revenue of $5.1 million was primarily attributable to the closing of a total of eight U.S. centers in May 1996, and February, May and December 1997.

  Cost of goods sold increased $12.4 million, or 45.1%, primarily as a result of the net increase in the number of centers.

  Operating expenses increased $75.3 million, or 42.5%, of which approximately $74.6 million was attributable to new centers, including $69.6 million attributable to U.S. centers and $5.0 million attributable to international centers. As a percentage of its revenue, Bowling Centers operating expenses were 57.7% for the year ended December 31, 1996, on a pro forma basis, versus 58.8% for the year ended December 31, 1997.

  A decrease of $0.7 million, or 10.0%, in selling, general and administrative expenses was attributable to cost controls implemented in international centers in response to lower lineage discussed above and savings associated with closed centers, partially offset by additional expenses due to new centers.

  An increase of $34.8 million, or 36.4%, in EBITDA was attributable to new centers. EBITDA margin in 1997 was 30.4% compared to 31.1% in 1996, on a pro forma basis.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995. Operating revenue increased $15.0 million, or 5.1%. Increases of $19.0 million attributable to the addition of 57 new centers purchased during the last two quarters of 1996 and $0.5 million attributable to increases at constant centers were offset by decreases of $2.2 million attributable to the two bowling centers which were not acquired as part of the Acquisition and $2.3 million attributable to the closure of seven of the 106 bowling centers originally purchased by the Predecessor Company from Fair Lanes. The constant center revenue increase was attributable to an increase in international revenue of $2.4 million, offset by a decrease in U.S. constant centers revenue of $1.9 million. The decrease in U.S. constant centers revenue was largely a result of a decrease in revenue due to the severe weather conditions in the Northeast, a region in which the Company has a large number of centers, during the first quarter of 1996. An increase in bowling prices in the U.S. during 1996 was partially offset by a decrease in U.S. lineage. The increase in international revenue was primarily a result of an increase in average price per game and increased food and beverage revenue.

  Cost of goods sold increased $1.2 million, or 4.6%, primarily as a result of new centers.

  Bowling Centers operating expenses increased by $8.5 million, or 5.0%. An increase of $10.0 million attributable to new centers and a net increase of $2.2 million attributable to constant centers were offset by a decrease of $3.7 million primarily attributable to the two centers not acquired in the Acquisition and the closure of seven Fair Lanes centers. The net increase in constant centers operating expenses was a result of an increase of $4.1 million in international centers due to increased rents and payroll expenses, and a decrease of $1.9 million in U.S. centers resulting from the implementation of cost reduction plans developed by management after assessing the impact of the severe weather conditions during the first quarter of 1996. As a percentage of total revenue, Bowling Centers operating expenses remained constant at 57.7% during 1996 and 1995.

  The $3.5 million decrease in selling, general and administrative expenses was primarily due to a reallocation to corporate of certain selling, general and administrative expenses previously allocated to the Bowling Centers segment.

  An increase of $8.8 million, or 10.1%, in EBITDA was attributable to new centers. EBITDA margin in 1996 was 31.1% compared to 29.7% in 1995.

 Bowling Products

  The results shown below reflect Bowling Products operations.

                                                                    Nine months ended
                           For the year ended December 31,            September 30,
                          ---------------------------------------   ------------------
                                         Pro Forma
                                            AMF           AMF
                          Predecessor     Bowling,     Bowling,            AMF
                            Company         Inc.         Inc.         Bowling, Inc.
                          ------------   ----------    ----------   ------------------
                              1995        1996(a)        1997         1997      1998
                          ------------   ----------    ----------   --------  --------
                                         (dollars in millions)
Bowling Products (before
 intersegment
 eliminations):
Operating revenue.......    $    286.5    $    252.1    $    299.3  $  218.9  $  152.7
Cost of goods sold......         166.9         153.3         185.7     133.1     112.2
                            ----------    ----------    ----------  --------  --------
Gross profit............         119.6          98.8         113.6      85.8      40.5
Selling, general and
 administrative
 expenses...............          40.3          36.2          42.8      30.7      32.0
Depreciation and
 amortization...........           3.6          18.5          19.8      14.6      16.5
                            ----------    ----------    ----------  --------  --------
Operating income........    $     75.7    $     44.1    $     51.0  $   40.5  $   (8.0)
                            ==========    ==========    ==========  ========  ========
Selected Data:
Gross profit margin.....          41.7%         39.2%         38.0%     39.2%     26.5%
EBITDA..................    $     79.3    $     62.6    $     70.8  $   55.1  $    8.5
EBITDA margin...........          27.7%         24.8%         23.7%     25.2%      5.6%
New Center Packages
 sold...................         4,437         3,029         4,576     3,324     1,846
New Center Packages
 backlog end of
 period(b)..............           940         1,426         1,725     2,005     1,329

--------
(a) Represents results of operations from January 1, 1996 through December 31, 1996 on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements. The pro forma 1996 amount of selling, general and administrative expenses has been adjusted to reflect a reallocation to corporate of certain overhead expenses previously allocated to the Bowling Products segment. The 1995 amounts have not been restated to reflect this change.
(b) NCP orders included in the backlog are sometimes cancelled by customers in the normal course of business. Accordingly, the Company has experienced, and expects to continue to experience, the cancellation of a portion of such orders. The backlog as of September 30, 1998 was 1,329 units, which represents a reduction of 33.7% compared to a backlog of 2,005 units as of September 30, 1997. See "--Backlog; Recent NCP Sales".

  Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997. Bowling Products operating revenue decreased $66.2 million, or 30.2%. NCP revenue decreased $53.2 million, or 46.3%, and Modernization and Consumer Products revenue decreased $13.0 million, or 12.5%. Operating results have been adversely impacted by current economic difficulties in certain markets of the Asia Pacific region, the strong U.S. dollar and lower prices as discussed above. During the first nine months of 1998, Bowling Products recorded NCP shipments of 1,846 units compared to shipments of 3,324 units for the first nine months of 1997. The decrease in Modernization and Consumer Products revenue is primarily due to decreased Consumer Product sales to Japanese and Korean customers due to economic conditions and to U.S. customers who delayed their purchases of pins and balls during the summer months.

  Gross profit decreased $45.3 million, or 52.8%, primarily as a result of the decreased levels of NCP shipments, the strong U.S. dollar and competitive pricing as discussed above, the lower margin Modernization product mix in 1998 compared to 1997 and unabsorbed fixed overhead resulting from low production levels.

  Bowling Products selling, general and administrative expenses increased $1.3 million, or 4.2%, primarily as a result of increases of $0.9 million in advertising expenses and $0.4 million related to staffing. Increased investment in international markets with long term potential in earlier quarters was partially offset by reductions in selling, general and administrative expenses in the third quarter of 1998 as a result of the cost reduction program discussed above.

  Bowling Products EBITDA decreased $46.6 million, or 84.6%, and the Bowling Products EBITDA margin decreased from 25.2% in the first nine months of 1997 to 5.6% in the first nine months of 1998 as a result of the lower revenue and gross profit and increased selling, general and administrative expense discussed above.

  Year Ended December 31, 1997 Compared to Year Ended December 31,
1996. Bowling Products operating revenue increased $47.2 million, or 18.7%, primarily due to an increase of $44.7 million, or 37.1%, in NCP revenue, and an increase of $1.5 million, or 1.1%, in Modernization and Consumer Products revenue. The increase in NCP revenue was due to an overall increase in NCP sales of 1,547 units which occurred primarily in Asia Pacific, Europe, South America and the Middle East. See "--Seasonality and Market Development Cycles".

  Gross profit increased by $14.8 million, or 15.0%. Gross profit margin was 39.2% in 1996, on a pro forma basis, and 38.0% in 1997. Competitive pricing pressure in certain markets and higher cost of sales, both experienced in the third and fourth quarter, and unfavorable exchange rates experienced in certain markets in the fourth quarter, resulted in lower year-to-date margins in 1997. See "--International Operations".

  Bowling Products selling, general and administrative expenses increased by $6.6 million, or 18.2%, primarily as a result of a $4.3 million increase attributable to payroll and facilities expenses related to opening and staffing certain of the Company's international sales and service offices, and an increase of $3.7 million attributable to advertising and promotion expenses. These increases were offset by a $1.4 million decrease in payroll, facilities and related expenses at U.S. locations.

  EBITDA increased $8.2 million, or 13.1%, and EBITDA margin decreased from 24.8% in 1996, to 23.7% in 1997. The margin decline was impacted by the pricing pressure and unfavorable exchange rates discussed above.

  Year Ended December 31, 1996 Compared to Year Ended December 31,
1995. Operating revenue decreased by $34.4 million, or 12.0%, primarily due to a decrease of $35.3 million, or 22.7%, in NCP revenue offset by an increase of $0.9 million, or 0.7%, in Modernization and Consumer Products revenue. The decrease in NCP revenue was due to an overall decrease in NCP sales by 1,408 units in 1996 compared to 1995, particularly for maturing markets including South Korea and Taiwan, offset in part by an increase in NCP revenue from sales to China. From 1995 to 1996, total NCP sales to South Korea decreased by 1,165 units and to Taiwan decreased by 1,323 units. Additionally, there was a moderate increase in NCP units sold in the Americas and southern Europe during 1996. The increase in sales to China occurred during the last six months of 1996. See "--Seasonality and Market Development Cycles". The increase in Modernization and Consumer Products revenue was due in part to increased sales of synthetic lanes and automatic scoring in the United States.

  Gross profit decreased by $20.8 million, or 17.4%. Gross profit margin was 41.7% in 1995 and 39.2% in 1996. Of this 2.5% decrease, 0.8% was attributable to an increase in certain inventory and warranty reserves in the Modernization and Consumer Products categories of $2.1 million, and 1.7% was attributable to the lower margins on decreased revenues, particularly in Japan, due to price cuts implemented by the Company's management in response to stiffer competition in the Modernization and Consumer Products category.

  Of the $4.1 million decrease in selling, general and administrative expenses, $4.2 million was due to a reallocation to corporate of certain overhead expenses previously allocated to the Bowling Products segment.

  EBITDA decreased $16.7 million, or 21.1%, and EBITDA margin decreased from 27.7% in 1995, to 24.8% in 1996, primarily due to the decreased NCP revenue and gross profit discussed above.

Consolidated Items

 Depreciation and Amortization

  Depreciation and amortization increased $21.0 million or 31.4% in the nine months ended September 30, 1998 compared to the nine months ended September 30, 1997. The increase is primarily attributable to depreciation of property and equipment of centers acquired since September 30, 1997. Incremental depreciation expense was also incurred as a result of capital expenditures.

  For the year ended December 31, 1997, depreciation and amortization increased by $29.0 million, or 39.5%, over the same period in 1996, primarily due to depreciation of property and equipment of centers acquired since May, 1996 and incremental depreciation expense as a result of capital expenditures.

  For the year ended December 31, 1996, depreciation and amortization increased by $34.4 million, or 88.0%, over the same period in 1995, primarily as a result of recording fixed assets at fair market value and goodwill in accordance with the purchase accounting method applied for the Acquisition.

 Interest Expense

  Gross interest expense decreased $0.8 million, or 2.5%, in the nine months ended September 30, 1998 compared to the nine months ended September 30, 1997. Interest savings associated with the reduction of indebtedness under the Credit Agreement and the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes with proceeds of the Initial Public Offering were partially offset by interest incurred on increased levels of indebtedness under the Credit Agreement as a result of borrowings to fund center acquisitions and the issuance by AMF Bowling of the Debentures. See "-- Liquidity" and "--Capital Resources". Non-cash bond interest amortization totaled $25.2 million and $25.5 million for the nine months ended September 30, 1998 and 1997, respectively.

  Gross interest expense increased by $12.2 million, or 11.5%, in the year ended December 31, 1997 compared with the same period in 1996, primarily due to interest paid on increased levels of bank debt as a result of center acquisitions. See "--Liquidity" and "--Capital Resources". Cash interest paid by the Company for the year ended December 1997 totaled $83.2 million, while non-cash bond interest amortization totaled $33.6 million.

  For the year ended December 31, 1996, gross interest expense increased by $90.5 million, or 576.4%, compared with the same period in 1995 due to interest paid on debt incurred to finance the Acquisition and interest on an acquisition facility that existed under the Credit Agreement prior to the third amendment and restatement of the Credit Agreement in November 1997 (the "Acquisition Facility"). Cash interest paid by the Company for the year ended December 31, 1996 totaled $44.5 million, while non-cash bond interest amortization totaled $24.7 million.

 Net Income (Loss)

  Net loss in the nine months ended September 30, 1998 was $72.0 million compared to a net loss of $22.4 million in the nine months ended September 30, 1997. The decrease of $49.6 million was primarily a result of decreases in Bowling Products revenue and EBITDA discussed above and the increase in depreciation expense. Additionally, the Company recorded $2.9 million in equity in loss of joint ventures in the nine months ended September 30, 1998. The Company accounts for its investments in Hong Leong Joint Venture (as hereinafter defined) and Playcenter Joint Venture (as hereinafter defined) by the equity method.

  Net loss increased $34.1 million, or 158.6%, for the year ended December 31, 1997 compared with the same period in 1996. Increases of $39.9 million in EBITDA discussed above on a segment basis and income tax benefit of $3.9 million were offset by increases of $29.0 million in depreciation and amortization expense, $12.2 million in interest expense, $23.4 million of extraordinary charges recorded in the fourth quarter as described below, $11.9 million in other expenses and $1.4 million of equity in loss of joint ventures.

  The Company incurred after-tax extraordinary charges totaling $23.4 million in the fourth quarter of 1997 as a result of entering into the third amendment and restatement of the Credit Agreement, the premium paid to redeem a portion of the Subsidiary Senior Subordinated Discount Notes with the proceeds of the Initial Public Offering and the write-off of the portion of deferred financing costs attributable to the redeemed Subsidiary Senior Subordinated Discount Notes. See "Note 9. Long-Term Debt" in the Notes to Consolidated Financial Statements and "Selected Quarterly Data" included elsewhere herein.

  Of the $11.9 million increase in other expenses, $3.6 million was attributable to the write down of seven U.S. centers closed in 1997 and three U.S. centers which the Company will close in 1998, $1.6 million was attributable to an increase in losses recorded on sales of property and equipment and $3.0 million represented an increase in losses on foreign exchange transactions. In addition to the increases in these expenses, interest income decreased $3.7 million. Proceeds from the issuance of Subsidiary Senior Subordinated Notes and Subsidiary Senior Subordinated Discount Notes which were used to partially fund the Acquisition were received by the Company in March 1996, and earned interest income until May 1, 1996, the date of Acquisition. For the year ended December 31, 1997, the Company incurred a loss of $1.4 million as equity in loss of joint ventures. See "Note
16. Joint Ventures" in the Notes to Consolidated Financial Statements.

  The decline of $118.3 million, or 122.2%, in net income from $96.8 million in 1995 to a net loss of $(21.5) million in 1996, on a pro forma basis, was primarily attributable to a decrease in Bowling Products EBITDA resulting from the decline in NCP revenue and higher depreciation and amortization and interest expense resulting from the Acquisition after allowing for an $8.9 million tax benefit.

 Income Taxes

  Prior to the Acquisition, certain of the companies within the Predecessor Company elected S corporation status under the Internal Revenue Code of 1986, as amended (the "Code"). Upon consummation of the Acquisition, those companies became taxable corporations under the Code.

  In connection with the Acquisition, the two principal subsidiaries of the Company elected under Section 338(h)(10) of the Code to treat the stock purchase as a deemed asset acquisition for the purposes of U.S. federal income taxes. These elections permitted both of the affiliated companies to revalue their assets to fair market value and to treat any amortizable goodwill as tax deductible over 15 years.

  As of December 31, 1997, the Company had net operating losses of approximately $110.0 million and foreign tax credits of $12.4 million which will carry over to future years to offset U.S. taxes. The foreign tax credits will begin to expire in the year 2001 and the net operating losses will begin to expire in the year 2011. The Company has recorded a valuation reserve as of September 30, 1998 for $20.1 million related to net operating losses and foreign tax credits that the Company does not expect will be utilized prior to their expirations.

Liquidity

 Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997

  The following discussion compares AMF Bowling's results for the nine months ended September 30, 1998 with the nine months ended September 30, 1997, on a historical basis.

  The Company's primary source of liquidity is cash provided by operations and credit facilities as described below. Working capital on September 30, 1998 was $111.4 million compared to $43.9 mil-lion as of December 31, 1997, an increase of $67.5 million. This increase in working capital was primarily attributable to an increase of $18.4 million in cash resulting from cash balances held for general corporate purposes, an increase of $15.2 million in inventory balances primarily due to new product introductions, an increase in $4.5 million in accounts receivable primarily as a result of use of fall dating (sales made during the summer with payment terms calling for payments in the fourth quarter) for Modernization and Consumer Products sales in the United States, a decrease of $7.5 million in accounts payable, a decrease of $17.4 million in accrued expenses and a net increase of $7.6 million in other current assets and liabilities. These increases in working capital were offset by a decrease in working capital caused by an increase of $3.1 million in the current portion of long term debt.

  Net cash flows used in operating activities were $49.7 million for the nine months ended September 30, 1998 compared to net cash flows provided of $1.5 million for the nine months ended September 30, 1997, a decrease of $51.2 million. A decrease of $49.6 million was attributable to the net loss of $72.0 million recorded in the first nine months of 1998 compared to a net loss of $22.4 million in the same period of 1997; a decrease of $28.1 million was caused by decreased levels of accounts payable and accrued expenses; a decrease of $24.1 million was attributable to an increase in the level of deferred taxes; a decrease of $11.5 million was attributable to the increase in other assets; a decrease of $6.6 million was attributable to the decrease in income taxes payable; and a decrease of $0.3 million was attributable to lower levels of bond amortization resulting from the redemption of a portion of Bowling Worldwide's senior subordinated discount notes in connection with the Initial Public Offering partially offset by bond amortization attributable to the Debentures. These decreases were offset by an increase of $30.5 million attributable to lower levels of accounts receivable, an increase of $20.9 million in depreciation and amortization, loss on the sale of property and equipment, net of $5.8 million attributable to the closure of nine bowling centers in 1998, an increase of $5.7 million attributable to lower inventory balances resulting from lower Bowling Products sales volumes in 1998 and a net increase of $6.0 million attributable to changes in other operating activities.

  Net cash flows used in investing activities were $219.2 million for the nine months ended September 30, 1998 compared to net cash flows used of $231.3 million for the nine months ended September 30, 1997, a decrease of $12.1 million. Bowling Center acquisition spending decreased by $23.5 million and purchases of property and equipment increased by $5.1 million in the first nine months of 1998, compared to the same period in 1997. A total of $17.9 million was paid in the first half of 1998 for eight centers which were acquired in 1997. In the first nine months of 1998, 77 centers were purchased compared to 103 centers in the same period in 1997. Investments in and advances to joint ventures totaled $2.6 million in the first nine months of 1998 compared to no investments in or advances to joint ventures in the first nine months of 1997. Other cash flows provided from investing activities decreased $3.7 million. See "Note 8. Acquisitions" in the Notes to Condensed Consolidated Financial Statements and "--Capital Expenditures" for additional discussion of these investing activities.

  Net cash provided by financing activities was $283.3 million for the nine months ended September 30, 1998 compared to the net cash provided of $218.8 million for the nine months ended September 30, 1997, an increase of $64.5 million. Proceeds from long term debt increased $338.6 million primarily as a result of the issuance of the Debentures on May 12, 1998 for gross proceeds of approximately $284.1 million. In addition, borrowings under the Credit Agreement increased $54.5 million primarily as a result of funding center acquisitions and working capital. Payments on long-term debt were higher by $240.2 million in 1998 compared to 1997 primarily because $249.6 million of the proceeds from the Debentures, contributed as capital to Bowling Worldwide from AMF Bowling, was used to pay down the Bank Facility under the Credit Agreement, and such repaid indebtedness is available for reborrowing. In accordance with the terms of the Credit Agreement, scheduled principal payments in the first nine months in 1998 were $9.4 million lower than payments made in the same period in 1997. In the first nine months of 1998, $1.9 million of Common Stock was issued, of which $1.2 million was attributable to shares issued in the Active West acquisition and $0.7 million was attributable to shares issued upon exercise of employee stock options. Expenses of the Initial Public Offering totaling $0.6 million were paid in the first half of 1998. In the first nine months of 1997, $35.6 million was provided as a capital contribution by the Parent's institutional stockholders to be used in part to fund acquisitions and for other corporate purposes. Net cash flows provided by other financing activities increased $0.4 million. See "Note 5. Long-Term Debt", "Note 7. Employee Benefit Plans", and "Note 8. Acquisitions" in the Notes to Condensed Consolidated Financial Statements and "--Capital Resources".

  As a result of the aforementioned, cash increased by $18.4 million for the nine months ended September 30, 1998 compared to a decrease of $11.7 million for the nine months ended September 30, 1997.

  The net proceeds of the sale of the Debentures discussed above were approximately $273.6 million, of which $249.6 million was used to repay senior bank indebtedness under the Credit Agreement and $23.5 million was used for general corporate purposes. As of September 30, 1998, $188.0 million was outstanding under the Bank Facility and $167.0 was available for borrowing thereunder, primarily for working capital purposes. Effective September 30, 1998, the Company renegotiated certain financial covenants under the Credit Agreement with respect to the third and fourth quarters of 1998 and the year 1999. Such covenants are contained in the Amendment and Waiver, which also substantially restricts the Company's ability to borrow to finance acquisitions, and places limits on the Company's ability to make capital expenditures, investments and acquisitions. The financial covenants existing prior to the Amendment and Waiver will be reinstated commencing the beginning of 2000.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  The following discussion compares AMF Bowling's results for the year ended December 31, 1997 with the period ended December 31, 1996, on a historical basis.

  Net cash flows provided by operating activities were $73.8 million for the period ended December 31, 1996 compared with net cash provided of $47.7 million for the year ended December 31, 1997, a decrease of $26.1 million. Net cash was provided from an increase of $53.1 million in depreciation and amortization as a result of incremental depreciation recorded on bowling center acquisitions and capital expenditures of the Company, an increase of $8.8 million which resulted from amortization of the discount related to the bonds used to partially fund the Acquisition and an increase of $4.0 million attributable to loss recorded on the sale of property and equipment. In 1997, net cash of $1.4 million was provided by the equity in loss of joint ventures and $23.4 million was provided by the after-tax extraordinary charges discussed above. Net cash used resulted from an increase of $36.1 million in net loss, an increase of $19.6 million in the change in accounts receivable primarily resulting from the increased levels of NCP sales compared with the same period in 1996, an increase of $18.8 million in the change in inventory primarily reflecting the increased backlog of NCP orders to be shipped after December 31, 1997, an increase in the change in other assets of $8.9 million, an increase in the change in net deferred income tax assets of $6.2 million and a decrease of $27.2 million in the change in accounts payable and other liabilities.

  Net cash flows used in investing activities were $1,467.1 million for the period ended December 31, 1996 compared with net cash flows used of $288.6 million for the year ended December 31, 1997. During the period ended December 31, 1996, cash flows used for acquisitions of operating units, net of cash acquired, including the Acquisition, totaled $1,450.9 million, capital spending was $16.9 million and other investing cash flows provided were $0.7 million. During the year ended December 31, 1997, acquisitions of bowling centers totaled $214.8 million, capital spending was $56.7 million, investments in and advances to the Hong Leong Joint Venture and Playcenter Joint Venture totaled $21.3 million, and other cash flows provided by investing activities were $4.2 million attributable to proceeds from the sale of property. See "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements and "--Capital Expenditures".

  Net cash provided by financing activities was $1,438.3 million for the period ended December 31, 1996 compared with net cash provided of $235.7 million for the year ended December 31, 1997. During the period ended December 31, 1996, the Company had borrowings, net of deferred financing costs, of $1,059.3 million from debt incurred to finance the Acquisition and from the Acquisition Facility, and made payments of $38.9 million on this debt. Additionally, a total of $420.8 million was received as capital contributions by the institutional stockholders of AMF Bowling and certain of its officers and directors. Of the total capital contributed, $380.8 million was for the initial capitalization of the Company and the Acquisition, and $40.0 million was received as additional capital contributions in connection with the acquisition of centers from Charan Industries, Inc. ("Charan"). During 1997, funds were used primarily for the payment of long-term debt totaling $304.6 million, $14.6 million was attributable to the premium paid in connection with the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes discussed above, $0.7 million was attributable to payments on non-compete obligations and $0.5 million was used for the repurchase of an officer's shares in connection with the termination of his employment with the Company. Funds were provided in 1997 by borrowings of long-term debt totaling $240.4 million, $36.6 million of additional capital contributions used in part to fund acquisitions and for other corporate purposes, and $279.1 million of net proceeds from the Initial Public Offering. See "Note 12. Stockholders' Equity" and "Note 13. Employee Benefit Plans" in the Notes to Consolidated Financial Statements.

  As a result of the aforementioned, cash increased by $43.6 million for the period ended December 31, 1996 compared to a decrease of $7.8 million for the year ended December 31, 1997.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  The following discussion compares AMF Bowling's results for the period ended December 31, 1996, with the Predecessor Company's results for the year ended December 31, 1995, on a historical basis.

  Net cash flows from operating activities decreased $51.0 million from $124.8 million for the year ended December 31, 1995 to $73.8 million for the period ended December 31, 1996. This decrease was primarily due to the decrease in net income from $96.8 million for the year ended December 31, 1995 to a net loss of $(19.5) million for the period ended December 31, 1996 and higher depreciation, amortization and interest expenses as a result of the Acquisition.

  Net cash flows used in investing activities were $28.3 million for the year ended December 31, 1995 compared with net cash flows used of $1,467.1 million for the period ended December 31, 1996. The change was due primarily to the Acquisition. During the year ended December 31, 1995, capital spending was $30.0 million and other investing cash flows provided were $1.7 million. During the period ended December 31, 1996, acquisitions of operating units, net of cash acquired, including the Acquisition, totaled $1,450.9 million, capital spending was $16.9 million, and other cash flows provided by investing activities were $0.7 million.

  Net cash used for financing activities was $94.7 million for the year ended December 31, 1995 compared with net cash provided of $1,438.3 million for the period ended December 31, 1996. This change primarily resulted from the issuance of debt and capital contributions related to the Acquisition. During 1995, the Predecessor Company made distributions to its owners of $71.9 million, net payments on notes payable to its owners of $3.8 million, net payments on credit note agreements and long-term debt of $21.3 million and a payment for redemption of stock of $4.0 million. Additionally, cash of $8.3 million was received as capital contributions by stockholders of the Predecessor Company.

  During the period ended December 31, 1996, the Company had borrowings, net of deferred financing costs, of $1,059.3 million from debt incurred to finance the Acquisition and from the Acquisition Facility, and made payments of $38.9 million on this debt. Additionally, a total of $420.8 million was received as capital contributions by the institutional stockholders of AMF Bowling and certain of its officers and directors. Of the total capital contributed, $380.8 million was for the initial capitalization of the Company and the Acquisition, and $40.0 million was received as additional capital contributions in connection with the acquisition of centers from Charan. See "Business--General".

  As a result of the aforementioned, cash increased by $1.6 million for the year ended December 31, 1995 compared with an increase of $43.6 million for the period ended December 31, 1996.

Capital Resources

  The Company's total indebtedness increased substantially as a result of the Acquisition and the Company's recent aggressive bowling center acquisition program. At September 30, 1998, the Company's debt structure consisted of $619.8 million of senior debt, $250.0 million of Subsidiary Senior Subordinated Notes, $206.8 million of Subsidiary Senior Subordinated Discount Notes, and $291.8 million of Debentures. The Company's senior debt consisted of $429.8 million of term loans, $188.0 million of revolving credit advances under the Bank Facility and $2.0 million represented by one mortgage note. At September 30, 1998, the Company was capitalized with equity of $579.9 million.

  The Company has the ability to borrow for general corporate purposes and to a limited extent, for acquisitions pursuant to the $355.0 million Bank Facility, subject to certain conditions. The Amendment and Waiver restricts to a much greater extent than before the Company's ability to borrow to finance acquisitions. Between December 31, 1997 and September 30, 1998, additional borrowings under the Bank Facility totaled $264.5 million and were used to fund the acquisitions of centers and increases in working capital and for general corporate purposes.

  On May 12, 1998, AMF Bowling completed the Private Placement of the Debentures to the Initial Purchasers for net proceeds of $273.6 million. The Company used $249.6 million of net proceeds of the Private Placement to repay amounts outstanding under the Bank Facility. As of September 30, 1998, $188.0 million was outstanding and $167.0 was available for borrowing under the Bank Facility.

  In September 1997, certain stockholders of AMF Bowling purchased an aggregate of 1,780,000 shares of Common Stock for $20.00 per share. The aggregate $35.6 million capital contribution was used to fund acquisitions.

  In November 1997, AMF Bowling issued 15,525,000 shares of Common Stock at $19.50 per share pursuant to the Initial Public Offering. The net proceeds of the Initial Public Offering were approximately $279.1 million, after deducting the underwriting discount and expenses payable by AMF Bowling, and were used to repay $150.8 million of indebtedness under the Credit Agreement and to redeem $118.9 million in principal of the Subsidiary Senior Subordinated Discount Notes. See "Note 9. Long-Term Debt" and "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

  The Company has funded its cash needs through the Bank Facility as well as cash flow from operations and existing cash balances. A substantial portion of the Company's available cash will be applied to service outstanding indebtedness. For the nine months ended September 30, 1998, the Company incurred cash interest expense of $57.9 million, representing 65.5% of EBITDA for the nine months. For the nine months ended September 30, 1997, the Company incurred cash interest expense of $62.3 million, representing 49.2% of EBITDA for the nine months. For the year ended December 31, 1997, the Company incurred cash interest expense of $83.0 million, representing 44.8% of EBITDA of $185.4 million for the year. For the period from the inception date of January 12, 1996 through December 31, 1996, the Company incurred cash interest expense of $53.0 million, representing 55.5% of EBITDA of $95.5 million for the period.

  The Subsidiary Indentures and the Credit Agreement contain financial and operating covenants and significant restrictions on the ability of the Company to pay dividends, incur indebtedness, make investments and take certain other corporate actions. See "Note 9. Long-Term Debt" in the Notes to Consolidated Financial Statements.

  The Company's ability to make scheduled payments of principal of, or to pay interest on, or to refinance its indebtedness depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, including the conditions of the debt and equity markets.

  On November 3, 1997, the Company entered into the Third Amended and Restated Credit Agreement, under which the previously existing Acquisition Facility and a portion of the term facilities under the Credit Agreement were converted into a non-amortizing revolving Bank Facility, the aggregate size of which was increased to $355.0 million, and a portion of such revolving credit indebtedness was repaid with proceeds of the Initial Public Offering. See "Risk Factors--Ability to Implement Growth Strategies". On September 30, 1998, the Third Amended and Restated Credit Agreement was amended by the Amendment and Waiver in which certain financial covenants were adjusted and certain restrictions on the Company's operations were imposed for the third and fourth quarters of 1998 and the year 1999. The financial covenants existing prior to the Amendment and Waiver will be reinstated at the beginning of 2000. However, based on current performance, the Company will not meet the requirements that will be reinstated. See "Description of Certain Indebtedness".

Capital Expenditures

  For the nine months ended September 30, 1998, the Company's capital expenditures were $47.7 million compared to $42.6 million for the nine months ended September 30, 1997, an increase of $5.1 million. Bowling Centers maintenance and modernization expenditures increased $5.2 million, which was attributable to the higher number of the Company's centers as a result of the Company's acquisition program; Bowling Products expenditures increased $3.2 million as a result of expenditures on production equipment for certain new products and equipment for international sales offices; and other expenditures increased $3.5 million. Expenditures on Company-wide information systems decreased $5.5 million. Expenditures for the construction of the Chelsea Piers center totaled $5.1 million in 1997. Expenditures for the construction of the Marina City bowling center in Chicago and Michael Jordan golf center in Charlotte, North Carolina totaled $3.1 million and $0.9 million, respectively, in 1998.

  For the year ended December 31, 1997, the Company's actual capital expenditures were $56.7 million (excluding acquisitions) compared with $23.8 million for the year ended December 31, 1996, on a pro forma basis (capital expenditures of the acquired business from January 1, 1996 through December 31, 1996.) The increase was primarily due to an ongoing modernization program in Bowling Centers, a new point-of-sale information system in U.S. Bowling Centers, new Company-wide information systems, and construction of the new 40 lane, state-of-the-art bowling and family entertainment center at Chelsea Piers in New York City.

  For the year ended December 31, 1996, the Company's capital expenditures were $23.8 million. For the year ended December 31, 1995, the Company's capital expenditures were $30.0 million, including $9.7 million for the construction of three new centers. The 1996 expenditures level was lower than the 1995 level in part because in 1995 three new bowling centers were constructed.

  The Company conducts an ongoing modernization and maintenance program that results in its centers having upgraded physical plants and generally attractive appearances. Management believes that its historical spending level of approximately 3.7% of Bowling Centers revenue is adequate to cover all modernization and maintenance capital expenditures. Management estimates that approximately 2.0% of Bowling Centers revenue is required for nondiscretionary capital expenditures.

  Bowling Products has relatively modest capital investment requirements, and the Company has followed a relatively conservative approach to capital investment. Maintenance and replacement investments have been made when clearly needed, but as close to the end of the useful lives of assets as possible. Investment in new product development has received the highest investment priority and has focused on projects with projected payback periods of one to three years.

  As of October 23, 1998, the Company has no formal commitments to acquire centers. The Company is scheduled to open a new bowling center in Chicago's Marina City Development in November 1998 and to open the Michael Jordan Golf Center in Charlotte, North Carolina in the fourth quarter of 1998.

  Management has announced a curtailment of the Company's acquisition activities.

  The Company has funded its capital expenditures from cash generated by operations and, with respect to the construction and acquisition of new centers, internally generated cash, the Bank Facility, and issuances of common equity. See "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements, "--Liquidity" and "--Capital Resources".

Seasonality and Market Development Cycles

  The U.S. bowling center operations are seasonal. The following table sets forth AMF's U.S. constant centers revenue for the last four quarters:

                                       Quarter Ending (dollars In millions)
                         -----------------------------------------------------------------
                         March 31, 1997 June 30, 1997 September 30, 1997 December 31, 1997
                         -------------- ------------- ------------------ -----------------
Total Revenue...........     $58.1          $41.1           $38.4              $50.6
% of Total..............      30.9%          21.8%           20.4%              26.9%

  On a consolidated basis, revenue and EBITDA of the Company's businesses are neither highly seasonal nor highly cyclical. The geographic diversity of the Company's bowling centers, which operate across different regions of the U.S. and across 11 other countries, has historically decreased the seasonality of the Company's annual cash flows. Although financial performance of Bowling Centers operations is seasonal in nature in many countries, with cash flows typically peaking in the winter months and reaching their lows in the summer months, the geographic diversity of the Company's bowling centers has helped reduce this seasonality as bowling centers in certain countries in which AMF operates exhibit different seasonal sales patterns. As a result of the increased number of U.S. centers attributable to the Company's recent aggressive acquisition program, however, the seasonality described above has been accentuated. In Australia, where AMF has its largest number of international centers, the reversal of seasons relative to the U.S. helps mitigate the seasonality in worldwide operations. AMF's cash flows are further stabilized by the location of many centers in regions where the climates have high average temperatures and high humidity. In the U.S., during the summer months when league bowling is generally less active, bowling centers in the southern U.S. continue to show strong performance. Similarly, in regions with warm summer climates such as Hong Kong and Mexico, where bowling in air-conditioned centers may be more attractive than outdoor activities, bowling centers show strong performance. See "Note 17. Business Segments" in the Notes to Consolidated Financial Statements.

  Modernization and Consumer Products sales display seasonality. The U.S. market, which is the largest market for Modernization and Consumer Products, is driven by the beginning of league play in the fall of each year. Operators typically sign purchase orders, particularly for replacement equipment, during the first four months of the year, after they receive winter league revenue indications. Equipment is shipped and installed during the summer months, when leagues are generally less active. Sales of modernization equipment, such as automatic scoring and synthetic lane overlays, are less predictable and fluctuate more than the replacement equipment because of the four to ten year life cycles of these major products.

  The NCP category of bowling products experiences significant fluctuations due to changes in demand for NCPs as certain markets experience high growth followed by market maturity, at which time sales to that market decline, sometimes rapidly. Market cycles for individual countries have, in the past, spanned several years, with periods of high demand for several markets (e.g., South Korea and Taiwan) which, in the Company's experience, last five years or more. Current economic difficulties in certain markets of the Asia Pacific and other regions have resulted in the reduction in the order rate, level of shipments and backlog for NCPs. See "--Backlog; Recent NCP Sales".

International Operations

  The Company's international operations are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs, tariffs and value added taxes and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax laws.

  AMF has a history of operating in a number of international markets, in some cases, for over thirty years. As in the case of other U.S.-based manufacturers with export sales, local currency devaluation increases the cost of the Company's bowling equipment in that market. As a result, a strengthening U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods.

  Current economic difficulties in certain markets of the Asia Pacific and other regions have resulted in a reduction in the order rate, level of shipments and backlog for NCPs. Management believes that many Asia Pacific customers will delay purchases of NCP and Modernization equipment until the return of economic stability to their regions. Contributing to such delays is the continuing limited availability of financing for Asia Pacific customers to construct new centers and purchase AMF bowling equipment. As of September 30, 1998, the NCP backlog was 1,329 units, which represents a reduction of 33.7% compared to a backlog of 2,005 units as of September 30, 1997, and a reduction of 23.0% compared to a backlog of 1,725 units as of December 31, 1997. See "-- Backlog; Recent NCP Sales". It is expected that NCP backlog will continue for the foreseeable future at levels which are substantially lower than those experienced in 1997.

  NCP unit sales to China, Japan and other Asia Pacific markets represented 49.9% for the nine months ended September 30, 1998 compared to 72.7% for the year ended December 31, 1997. NCP unit backlog related to China, Japan and other Asia Pacific markets represented 67.6% of total NCP unit backlog at September 30, 1998 compared to 70.4% at December 31, 1997.

  Foreign currency exchange rates also impact the translation of operating results from international bowling centers. For the nine months ended September 30, 1998, revenue and EBITDA of international bowling centers represented 16.1% and 26.6% of consolidated results, respectively. For the nine months ended September 30, 1997, revenue and EBITDA of international bowling centers represented 15.8% and 18.3% of consolidated results, respectively. For the year ended December 31, 1997, revenue and EBITDA of international bowling centers represented 14.6% and 16.0% of consolidated results, respectively.

Backlog; Recent NCP Sales

  The total backlog of NCPs was 1,329 units as of September 30, 1998, representing a reduction of 23.0% compared to 1,725 units as of December 31, 1997, and a reduction of 33.7% compared to 2,005 units as of September 30, 1997. It is expected that NCP backlog will continue for the foreseeable future at levels which are substantially lower than those experienced in 1997. NCP orders included in the backlog are sometimes cancelled by customers in the normal course of business. Accordingly, the Company has experienced, and expects to continue to experience, the cancellation of a portion of its NCP orders. NCP shipments were 1,846 units for the nine months ended September 30, 1998, representing a reduction of 44.5% compared to shipments of 3,324 units for the nine months ended September 30, 1997, which was largely attributable to the recent economic difficulties in the Asia Pacific region. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--International Operations".

  NCP sales for the year ended December 31, 1997 totaled $165.1 million, a 37.1% increase over the same period in 1996. Management believes that the significant increase was attributable to the market development and sales programs implemented in mid-1996 which were designed to increase NCP sales activity in certain markets around the world. While China currently represents the largest market for NCP sales and backlog, other markets in North and South America, Asia, Europe and the Middle East are being developed.

  The NCP backlog of approximately 1,426 units as of December 31, 1996 represented an increase of 486 units from the backlog of 940 units at December 31, 1995. This increase was primarily composed of increases in the backlogs in China, the United States and Malaysia, partially offset by decreases in the backlogs in Korea and Taiwan.

Impact Of Inflation

  The Company has historically offset the impact of inflation through price increases and expense reductions. Periods of high inflation could have a material adverse impact on the Company to the extent that increased borrowing costs for floating rate debt may not be offset by increases in cash flow.

Environmental Matters

  The Company's operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes.

  The Company currently and from time to time is subject to environmental claims. In management's opinion, the various claims in which the Company currently is involved are not likely to have a material adverse impact on its financial position or results of operations. However, it is not possible to ensure the ultimate outcome of such claims.

  The Company cannot predict with any certainty whether existing conditions or future events, such as changes in existing laws and regulations, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the Company's products, or providing its services, or otherwise adversely affect the demand for its products or services.

Recent Accounting Pronouncements

  Effective for the fiscal year ended December 31, 1998, the Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information". Effective for the quarter ended March 31, 2000, the Company is required to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect that adoption of these standards will have a material impact on the Company's financial position or results of operations. See "Note 2. Significant Accounting Policies--Comprehensive Income" in the Notes to Condensed Consolidated Financial Statements.

Year 2000 Issue

 Year 2000

  Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the Year 2000 as "00" and may assume that the year is 1900 rather than 2000. This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures, and is in the process of preparing for the Year 2000.

  The Company has evaluated its Year 2000 risk in three separate categories: information technology systems ("IT"), non-IT systems ("Non-IT") and material third party relationships ("Third Party Risk"). The Company has developed a plan in which the risks in each of these categories are being reviewed and addressed by the appropriate level of management as follows:

    IT. The Company is actively engaged in developing and installing new worldwide financial, information, retail and operational systems which are expected to be completed and installed by December 31, 1999. In connection with this implementation, system programs have been designed so that the Year 2000 will be recognized as a valid date and will not affect the processing of date-sensitive information. Certain systems have already been installed in the U.S. Bowling Centers operations and at the corporate level. By June 30, 1999, systems in the U.S. Bowling Centers operations will be completed. Systems will be installed in the international locations of Bowling Centers and Bowling Products by December 31, 1999. In 1997 and for the nine months ended September 30, 1998, the Company spent approximately $12.6 million and $3.5 million, respectively, on systems that are designed to be Year 2000 compliant. The Company expects to spend an additional $8.2 million to complete the installation. These costs include normal system software and equipment upgrades or replacements which the Company anticipated incurring and budgeted in the normal course of business, separate from the Year 2000 issue.

    Non-IT. Non-IT systems involve embedded technologies, such as microcontrollers or microprocessors. Examples of Non-IT systems include telephones, security systems and computer-controlled manufacturing equipment. The Company sells automatic scoring that is computerized and has developed a software program for a cost to the Company of approximately $50,000 that will address the Year 2000 issue in its automatic scoring. This software will be made available to customers with service contracts at no cost and will be sold to customers without service contracts. To date, management believes the Company's Non-IT risks are minimal. For the most part, costs of addressing Non-IT risks are included in normal upgrade and replacement expenditures which were planned outside of the Company's Year 2000 review.

    Third Party Risk. The Company's review of its Third Party Risk includes detailed reviews of critical relationships with vendors and certain business partners. The Company is monitoring and assessing the progress of its vendors and certain business partners to determine whether they will be able to successfully interact with the Company in the Year 2000. The Company has contacted and received oral or written responses from at least half of its critical vendors, all of which are in various stages of addressing the Year 2000 issue, and is currently awaiting response from the remainder of its critical vendors.

  If the steps taken by the Company and its vendors and certain business partners to be Year 2000 compliant are not successful, the Company could experience various operational difficulties. These could include, among other things, processing transactions to an incorrect accounting period, difficulties in posting general ledger interfaces and lapse of certain services by vendors to the Bowling Centers operations. If the Company's plan to install new systems which effectively address the Year 2000 issue is not successfully or timely implemented, the Company may need to devote more resources to the process and additional costs may be incurred. The Company believes that the Year 2000 issue is being appropriately addressed through the implementation of these new systems and software development and by its critical vendors and certain business partners and does not expect the Year 2000 issue to have a material adverse impact on the financial position, results of operations or cash flows of the Company in future periods. However, should the remaining review of the Company's Year 2000 risks reveal potentially non-compliant computer systems or material third parties, contingency plans will be developed at that time.

                                   BUSINESS

General

  AMF is the largest bowling company in the world. The Company owns or operates 539 bowling centers worldwide which generate over 60 million customer visits per year. AMF is the U.S. market leader with 416 bowling centers, and is also the largest operator internationally, with an additional 123 bowling centers in eleven other countries. In addition, AMF has been a leader in the bowling equipment industry for over 50 years, having revolutionized ten pin bowling with the introduction of the first automatic pinspotter in 1946. AMF is one of only two bowling equipment manufacturers that compete on a global basis. Management believes that AMF bowling equipment accounts for approximately 41% of the world's installed base of bowling equipment.

  The worldwide bowling center and bowling equipment industry generates approximately $9 billion in annual revenue and includes approximately 13,000 bowling centers in over 80 countries. The U.S. bowling center and bowling equipment industry generates in excess of $4 billion of revenue annually and includes approximately 5,900 centers. Over 100 million people participate annually in bowling worldwide, according to the FIQ, the official organization of the worldwide bowling industry. The bowling center industry in both the U.S. and abroad is highly fragmented. In the U.S., the next closest competitor to AMF's 416 centers has approximately 119 centers. The next three largest operators collectively account for only approximately 54 of the total 5,900 centers.

  AMF Bowling conducts all of its business through subsidiaries and has only limited management service operations of its own.

  An investor group led by GSCP, an affiliate of Goldman Sachs, acquired AMF in May 1996 for a total purchase price of approximately $1.37 billion. Following the Acquisition, management began to implement a long term strategy to consolidate the U.S. bowling center industry, to build a nationally recognized brand of bowling-based family recreation centers and to capitalize on long term demand for bowling products and centers in global markets.

  Since May 1996, the Company has acquired 225 centers in the U.S. and owns or operates 416 U.S. centers as of September 30, 1998. In addition, the Company has acquired 31 centers in selected international markets and owns or operates 123 international centers as of September 30, 1998.

  Recently, the Company has had to slow the pace of acquisitions. This slowdown reflects a need to focus on improving the performance of existing bowling centers, as well as financing constraints resulting from depressed results in the Company's bowling equipment segment.

  Recent operating results for U.S. bowling centers have declined in comparison with historical performance. In connection with curtailing its acquisition efforts over the near term, management will focus its attention on the improvement of constant-center (centers in operation for at least one full fiscal year) revenue growth and profitability. As part of its efforts to improve revenue growth and profitability, the Company has established a new senior management team to lead U.S. bowling centers, including the appointment of a President, U.S. Bowling Centers in September 1998. This new management team will concentrate on increasing customer satisfaction, improving training for center managers and staff, more effectively marketing and promoting bowling to increase bowling center traffic and continue to develop a nationally recognized brand of bowling-based family recreation centers.

  AMF has historically participated in the international demand for bowling products primarily through the sale of its New Center Packages ("NCPs"), which include all of the equipment necessary to outfit one new bowling lane. Beginning in the fourth quarter of 1997, the Company has seen a decline in the demand for NCPs primarily in Asia Pacific markets as a result of the region's economic difficulties which has led to reduced construction of new bowling centers. In response to this decline, management is implementing a significant cost reduction program, which should be substantially completed by the end of 1998, designed to align more effectively the bowling products operations with existing and projected demand. Over the long-term the Company continues to believe that international markets, including Asia Pacific, will represent attractive opportunities for the sale of bowling products.

INDUSTRY OVERVIEW

 BOWLING CENTERS

  Bowlers represent a broad cross-section of the population. Several key reasons for bowling's popularity in the U.S. and abroad are that it is (i) an indoor, all-weather sport with year-round appeal, (ii) a lifetime sport suitable for all age groups, and (iii) low in cost relative to other forms of entertainment, requiring minimal expenditure on equipment to participate. Approximately 50% of U.S. bowling revenue is derived from league bowlers, who register in leagues and commit to participate on a scheduled basis generally once a week for a period of up to 40 weeks. Management believes that outside the U.S., league revenue generally comprises a smaller percentage of bowling revenue.

  The U.S. bowling center industry is highly fragmented, and consists of two relatively large bowling center operators, AMF (which had 416 U.S. centers as of September 30, 1998) and Brunswick (which has approximately 119 U.S. centers), three medium-sized chains, which together account for 54 bowling centers, and approximately 5,300 bowling centers owned by single-center and small-chain operators, which typically own four or fewer centers. The top five operators (including AMF) account for 10.1% of the total number of U.S. bowling centers.

  The international bowling center industry is also highly fragmented. There are typically few chain operators in any one country and a large number of single-center operators. AMF generally enjoys a relative size advantage (i.e., a larger number of lanes per center).

  In the United States, the operation of bowling centers is a mature industry characterized by decreasing lineage (games per lane per day) offset by increasing average price per game and revenue from food and beverage and other ancillary sources. Management believes that until 1998 AMF's U.S. lineage was relatively stable due to AMF's ability to better maintain existing league bowlers and attract new recreational bowlers. However, during the first nine months of 1998, AMF has experienced a substantial decline in lineage.

                        U.S. BOWLING CENTER INDUSTRY(a)

                                                                         NUMBER OF
             OPERATOR                                                    LOCATIONS % OF TOTAL
             --------                                                    --------- ----------
AMF....................................................................      146       7.1%
Brunswick..............................................................      123       2.1
Bowl America...........................................................       23       0.4
Mark Voight............................................................       16       0.3
Bowl New England.......................................................       15       0.2
                                                                           -----     -----
  Subtotal.............................................................      593      10.1
Single-center and small-chain operators................................    5,260      89.9
                                                                           -----     -----
    Total..............................................................    5,853     100.0%
                                                                           =====     =====

--------
(a) AMF estimate at September 30, 1998.

 BOWLING PRODUCTS

  The Bowling Products business consists of two categories: (i) NCPs (all of the equipment necessary to outfit a new bowling center or expand an existing bowling center); and (ii) Modernization and Consumer Products (which includes modernization equipment which upgrades an existing center, spare parts, supplies and consumable products necessary to maintain operations of an existing center). AMF and Brunswick are the only bowling center equipment manufacturers that compete on a global basis. Management believes that AMF's bowling equipment accounts for approximately 41% of the world's installed base of bowling equipment. Other competitors are typically smaller companies that tend to offer a narrower range of products and are often regionally focused. See "--AMF Bowling Products--Competition".

  NCP sales generally follow the trends in the growth of bowling. Traditionally, as bowling has been introduced and becomes popular in new markets, the economics of constructing and operating bowling centers become attractive to local market developers and entrepreneurs. Consequently, they build new bowling centers, which need to be outfitted with equipment, driving demand for NCPs. For at least the last 15 years, the majority of NCP sales have been to international markets. Until recently, this international trend was fueled by the growth of bowling in several countries, particularly China and Taiwan. Current economic difficulties in certain markets of the Asia Pacific and other regions have adversely affected NCP order rate, level of shipments and backlog. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Sales of Modernization and Consumer Products to bowling center operators who manage the installed base of bowling equipment have traditionally provided a somewhat more stable base of recurring revenue. These products include modernization equipment, both proprietary and standard spare parts for existing equipment and other products including pins, shoes and supplies. Some of these products, such as bowling pins, should be replaced on approximately an annual basis to maintain a center, while certain less frequent investments in other equipment are necessary to modernize a center and are often required to maintain a customer base.

  In the U.S. and Korea, which are mature bowling markets, the population per lane in 1996 was approximately 2,000 and 3,600, respectively. (These figures are calculated by dividing total population by number of lanes: total population is obtained from the Population Reference Bureau; lane numbers are estimates received from AMF regional sales representatives.) Since 1996, however, the number of lanes in Korea has decreased and is expected to continue to decrease, thereby adversely affecting the population per lane statistics. In developing markets, the population per lane is significantly higher, suggesting the opportunity for additional possible long term growth once recent international economic difficulties subside, although there can be no assurance that these markets will develop to the same extent as the U.S. or Korea. Relatively few markets have achieved the level of development reached by the U.S. and Korea.

Business Strategy

  AMF believes that its growth depends on implementation of its long term strategy, to build a nationally recognized AMF brand of bowling-based family recreation centers, to consolidate the U.S. bowling center industry and to capitalize on long term demand for bowling products and centers in certain global markets. The key elements of the strategy are:

 Improve Acquired Centers' Profitability

  Despite declining margins in 1998, which may continue for the foreseeable future, the Company believes that its EBITDA margins remain among the highest of operators of U.S. bowling center chains. This belief is based on publicly available information and on the Company's knowledge of the industry, due to the Company's experience in operating the largest U.S. bowling center chain, in participating in various industry trade associations and in evaluating many U.S. bowling centers and chains for possible acquisition.

 Build a Nationally Recognized Brand of Bowling-based Family Recreation
Centers

  The Company will continue its efforts to develop a nationally recognized brand of bowling-based family recreation centers. These centers generally will offer state-of-the-art bowling equipment including many of the products manufactured by AMF's Bowling Products business.

 Improve Food and Beverage Revenue

  The Company estimates that it has over 60 million customer visits per year in its bowling centers. The Company has expanded and improved the food and beverage product offerings at many of its centers to take better advantage of its significant customer traffic. AMF also capitalizes on purchasing economies of scale. The Company is one of the nation's leading on-premise accounts for both Anheuser Busch Companies, Inc. and The Coca-Cola Company.

 Consolidate the Fragmented U.S. Bowling Center Industry

  The Company has acquired 225 centers in the U.S. since May 1996 and owns or operates 416 as of September 30, 1998. The U.S. bowling center industry is highly fragmented with AMF representing the largest chain with 7.1% of total centers. The largest five chains, including AMF, represent 10.1% of total centers. Management believes that none of its competitors is pursuing an active acquisition program.

 Build New Centers

  The Company has selectively built new bowling centers in attractive markets to enhance its Bowling Centers business and also to serve as a showcase for the products manufactured by its Bowling Products business. These centers utilize state-of-the-art equipment and present bowling as part of a family entertainment experience and are part of AMF's efforts to build a nationally branded network of bowling-based family recreation centers. For instance, in August 1997, the Company opened a new 40-lane bowling center at Chelsea Piers in New York, the first new bowling center in Manhattan in 30 years. The Company is scheduled to open a new center in the Marina City Development in Chicago during November 1998.

 Capitalize on Long Term Opportunities for the Sale of Bowling Products

  Management believes that AMF's well-established global brand name, the quality of its products, its comprehensive service and strong direct sales force and distribution network enable it to participate in sales of NCPs worldwide. The Company focuses on sales of NCPs (which comprised approximately 55% of AMF's Bowling Products sales in 1997) into those global markets where new centers are being constructed and targets sales of Modernization and Consumer Products into markets with larger installed basis of bowling centers.

 Accelerate the Development of Bowling In Selected International Markets

  Management believes that selected international markets, such as India, Russia, Poland and Brazil, which are in the early development stage, have the potential for future growth. There can be no assurance that early stage markets will develop to the same extent as the United States, the Company's most mature market, as only a small number of markets have achieved such level of development. As bowling becomes more popular, local developers and entrepreneurs, who can obtain financing, may build new bowling centers, which are outfitted with equipment, and could drive demand for NCPs.

 Provide Innovative and Quality Products

  AMF expects to continue to maintain its leadership position in manufacturing by setting industry standards for quality and innovation. Management believes that AMF has the fastest pinspotters, the highest scoring lanes and the most durable pins. Since the development of the first automatic pinspotter over 50 years ago, AMF has been an innovator in the advancement of such products as Durabowl(TM) bumpers, Xtreme(TM) Bowling and the BOSS NT automatic scoring and control operating system. AMF positions its products as high quality and technologically advanced. Management believes that AMF uses its position as an integrated bowling center operator and bowling products manufacturer to AMF's advantage in testing and developing product innovations.

AMF Bowling Centers

  In the United States, AMF is the largest operator of bowling centers, with (as of September 30, 1998) 416 bowling centers in 40 states and Puerto Rico. Outside the United States, AMF is also the largest operator of bowling centers, with (as of September 30, 1998) 123 bowling centers in eleven countries: Australia (44), the United Kingdom (37), Mexico (9), Japan (4), China (including Hong Kong) (7), Argentina (2), Brazil (12), France (4), Spain
(2), Switzerland (1), and Canada (1). Of the U.S. centers, 207 were acquired as part of the Acquisition (eleven of which were subsequently closed), 225 were acquired thereafter and one was constructed. Of the international centers, 78 were acquired as part of the Acquisition, 31 were acquired thereafter, including 22 in the United Kingdom and eight in Australia, and one was closed in Japan. The foregoing numbers include one center in China and two centers in Argentina and 12 centers in Brazil which are operated as part of Hong Leong Joint Venture and Playcenter Joint Venture, respectively.

  The Company's number of U.S. centers, regional clustering for U.S. centers (33 districts) and average size (an average of 38 lanes per U.S. center versus an industry average of 21 lanes per U.S. center) provide both additional revenue opportunities and economies of scale. These revenue opportunities include (i) scheduling flexibility, which improves lane utilization, (ii) the ability to support an expanded food and beverage operation and (iii) more concourse space for food and beverage offerings, amusement games, billiards and pro shops. Cost savings resulting from the economies of scale include (a) the ability to distribute operating and corporate overhead costs (including marketing and advertising costs) over a larger revenue base and (b) attractive terms from certain of the Company's suppliers. The Company intends to focus management's attention fully on the improvement of constant center revenue growth and profitability and has established a new senior management team to lead U.S. bowling centers.

  Internationally, AMF's centers also are, on average, larger than those of its competitors. As with its U.S. operations, the number of centers, geographic clustering and size result in additional revenue opportunities and economies of scale.

  The geographic diversity of AMF's Bowling Centers operations across different regions of the U.S. and across eleven other countries has historically provided stability to AMF's annual cash flows. See "Risk Factors--Seasonality and Market Development Cycles" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Seasonality and Market Development Cycles".

  The Company has an ongoing modernization program that results in its bowling centers having more upgraded physical plants and attractive appearances than those of other operators. Management believes that its historical spending level of approximately 3.7% of Bowling Centers revenue has been adequate to cover routine capital expenditures. Management estimates that only 2% of Bowling Centers revenue has been required for nondiscretionary capital expenditures. In connection with the Company's focus on improvement of constant center revenues and profitability, management may re-evaluate the overall levels of capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Expenditures".

  The Bowling Centers business derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources, such as shoe rental, amusement games, billiards and pro shops. In 1997, bowling, food and beverage and other revenue represented 60.6%, 25.4% and 14.0% of total Bowling Centers revenue, respectively.

  Bowling revenue, the largest portion of a bowling center's revenue and profitability, is derived from league, tournament and recreational play. Food and beverage sales occur primarily through snack bars that offer snack foods, soft drinks and, at many centers, alcoholic beverages. AMF has acquired several centers with large sports bars that provide a large portion of such centers' revenue. Other revenue is derived from shoe rental and the operation of amusement games, billiards and pro shops. The shoe rental business is driven primarily by recreational bowlers who usually do not own a pair of bowling shoes. Recreational bowlers and non-bowling customers are also the primary users of amusement games and billiards tables.

 Recent Acquisitions and Joint Ventures

  In 1996, AMF acquired 57 bowling centers from five unrelated sellers. The combined purchase price, net of cash acquired, was approximately $108.0 million, and was funded with approximately $40.0 million from the sale of equity by AMF to its institutional stockholders and one of its directors and approximately $68.0 million from available borrowings under the Acquisition Facility under the Credit Agreement in effect from the closing of the Acquisition prior to the third amendment and restatement of the Credit Agreement.

  In 1997, the Company acquired 122 bowling centers from a number of unrelated sellers. The 1997 acquisitions included seven centers in the United Kingdom and two centers in Australia. The combined purchase price for the 1997 acquisitions, net of cash acquired, was approximately $232.7 million (including amounts paid in 1998 for certain bowling centers included in the 1997 total), and was funded with borrowings under the Acquisition Facility and the Bank Facility under the Credit Agreement, from the sale of equity by AMF Bowling to its institutional stockholders and a portion of the proceeds of the Initial Public Offering.

  From January 1, 1998 through September 30, 1998, the Company acquired 55 centers in the U.S., including 15 bowling centers in the U.S. from Active West, 15 centers in the United Kingdom, six centers in Australia and one center in France from unrelated sellers. The aggregate purchase price for these acquisitions was approximately $151.0 million, including $130.1 million funded with borrowings under the Bank Facility and, with respect to the Active West acquisition, the issuance of 50,000 shares of Common Stock.

  In April 1997, the Company entered into a joint venture with Hong Leong Corporation Limited, a Singapore-based conglomerate ("Hong Leong"), to build and operate bowling centers in the Asia Pacific region. The joint venture ("Hong Leong Joint Venture") is owned 50% by the Company and 50% by Hong Leong. The Hong Leong Joint Venture opened its first bowling center during November 1997 in Tianjin, China. Due to the recent economic difficulties in the Asia Pacific region, future development of bowling centers in that region through the Hong Leong Joint Venture will not be pursued.

  In August 1997, the Company entered into a joint venture with Playcenter S.A., a Sao Paulo-based amusement and entertainment company ("Playcenter") to build and operate bowling centers in Brazil and Argentina. The joint venture ("Playcenter Joint Venture") is owned 50% by the Company and 50% by Playcenter. As of December 31, 1997, the Playcenter Joint Venture operated eleven centers in Brazil and two centers in Argentina. No additional sites for the Playcenter Joint Venture are being evaluated.

  On October 20, 1997, the Company acquired Michael Jordan Golf Company, Inc., a company formed to build and operate golf practice ranges in the U.S. ("Michael Jordan Golf Company"). Michael Jordan Golf Company currently operates one golf practice range. The Company agreed to build or acquire two additional golf practice ranges by the end of 1999. In this regard, the Company has committed to build the Michael Jordan Golf Center in Charlotte, North Carolina which is expected to open during the fourth quarter of 1998.

  Management has announced a curtailment of the Company's acquisition activities. See "--Business Strategy--Consolidate the Fragmented U.S. Bowling Center Industry".

 Competition (Bowling Centers)

  Bowling, both as a competitive sport and a recreational activity, faces competition from numerous alternative activities. The ongoing success of the Company's Bowling Centers operations is subject to the level of interest in bowling, the availability and relative cost of other sport, recreational and entertainment alternatives, the amount of leisure time enjoyed by potential players, as well as various other social and economic factors over which AMF has no control. There can be no assurance that bowling will continue to be popular or that the Company will continue to compete effectively in the industry. See "Risk Factors--Bowling Industry Characteristics" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Performance by Business Segment--Bowling Centers".

  The Company's centers also compete with other bowling centers. See "-- Industry Overview". The Company competes primarily through the quality, appearance and location of its facilities and through the range of amenities and service level offered.

 Facilities (Bowling Centers)

  As of September 30, 1998, AMF operated 416 centers and related facilities in the United States and 123 centers in eleven other countries. A regional list of these facilities is set forth below:

                                 U.S. Centers*

                                                Number of Number of
   Region                                       Districts Locations Owned Leased
   ------                                       --------- --------- ----- ------
   Northeast...................................      5        66      40    26
   Mid-Atlantic................................      6        66      42    24
   Southeast...................................      5        65      45    20
   Southwest...................................      6        73      58    15
   Midwest.....................................      5        65      45    20
   West........................................      6        79      33    46
                                                             ---     ---   ---
                                                             414     263   151
                                                             ===     ===   ===

--------
* AMF operates two centers for an unrelated party. These centers are neither owned nor leased by AMF and, therefore, are not included in the foregoing table. In addition, the Company operates a golf practice range in Aurora, Illinois.

                            International Centers*

                                                          Number of
                          Country                         Locations Owned Leased
                          -------                         --------- ----- ------
   Australia.............................................     44      24    20
   United Kingdom........................................     37      16    21
   Mexico................................................      9       5     4
   China, including Hong Kong............................      6       0     6
   Japan.................................................      4       0     4
   France................................................      4       1     3
   Spain.................................................      2       0     2
   Switzerland**.........................................      1       0     1
   Canada................................................      1       1     0
                                                             ---     ---   ---
     Total...............................................    108      47    61
                                                             ===     ===   ===

--------
 * The table excludes one bowling center operated by the Hong Leong Joint Venture and fourteen bowling centers operated by the Playcenter Joint Venture. See "Business--General".
** This location was sold in October 1998.

  AMF's leases are subject to periodic renewal. Sixty of the U.S. centers have leases which expire during the next three years. Forty-one of such leases have renewal options. Twenty-two of the international centers have leases which expire during the next three years. Six of such leases have renewal options. AMF generally does not have difficulty renewing leases.

 Employees (Bowling Centers)

  As of December 31, 1997, Bowling Centers operations had approximately 18,415 full- and part-time employees worldwide. The Company believes that its relations with its Bowling Centers employees are satisfactory.

                              NUMBER OF EMPLOYEES

                                                                     NUMBER OF
                               COUNTRY                              EMPLOYEES(a)
                               -------                              ------------
   United States...................................................    16,226
                                                                       ------
   International:
   Australia.......................................................     1,202
   United Kingdom..................................................       440
   Mexico..........................................................       240
   China (including Hong Kong).....................................       120
   Japan...........................................................        47
   France..........................................................        75
   Spain...........................................................        32
   Switzerland.....................................................         9
   Canada..........................................................        24
                                                                       ------
     Total International...........................................     2,189
                                                                       ------
     Total Worldwide...............................................    18,415
                                                                       ======

--------
(a) Numbers vary depending on the time of year.

AMF BOWLING PRODUCTS

  AMF is one of only two bowling center equipment manufacturers that compete on a global basis. Management believes that AMF bowling equipment accounts for approximately 41% of the world's installed base of bowling center equipment and has supplied or is supplying equipment to an estimated 10,000 bowling centers in over 50 countries. The Company manufactures and sells bowling center equipment, including automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, and certain spare and modernization parts, and resale products, such as bowling balls, bags, shoes and other bowlers' aids, sold primarily through pro shops.

  The bowling products business consists of two categories: (i) New Center Packages (all of the equipment necessary to outfit a new bowling center or expand an existing bowling center); and (ii) Modernization and Consumer Products (which includes modernization equipment, spare parts, supplies and consumable products).

  AMF positions its products as high quality, technologically advanced products, allowing AMF generally to command premium prices. AMF's long history of bowling equipment innovation began over 50 years ago when AMF revolutionized ten pin bowling with the introduction of the automatic pinspotter. Today, AMF manufactures 8800 Gold (the fastest pinspotter for play conducted under conditions specified by the American Bowling Congress), 8290 pinspotters and the BOSS NT automatic scoring and operating control system, and, management believes, the highest-scoring lanes and the most durable pins. The superior speed of AMF's pinspotter directly influences the amount of bowling revenue a bowling center can generate, and the reliability and ease of repair is an important marketing tool against sellers of refurbished equipment. AMF's HPL synthetic lanes, introduced in 1988, are the performance leaders. In the annual American Bowling Congress tournament, where AMF and Brunswick supply the equipment in alternating years, every major scoring record has been set on AMF's synthetic lanes. Internal tests demonstrate that AMF pins are more durable under stress conditions and are less likely to break. In general, AMF's products are developed through internal research and development efforts. AMF holds over 40 U.S. patents for its various proprietary products and technologies.

 MODERNIZATION AND CONSUMER PRODUCTS

  The potential customers for Modernization and Consumer Products include all bowling centers in operation today. The number of potential customers will continue to grow if the number of centers continues to increase. In order for a bowling center to remain competitive and to satisfy its customers, the center operator must periodically make investments in the center's equipment. Some of these investments, such as replacing pins, must be made on approximately an annual basis. These annual investments represent relatively modest expenditures necessary to maintain the center. Other equipment, such as automatic scoring systems, replacement lanes and upgraded automated lane maintenance equipment, require less frequent but more significant investments by center operators. Management believes that many of these modernizations are necessary for a center to maintain its existing customer base.

 New Center Packages

  New Center Packages include the bowling equipment necessary to outfit new or expand existing bowling centers, such as lanes, pinspotters, automatic scoring, bowler seating, ball returns, masking units and bumpers. AMF focuses on sales of NCPs into those global markets where new centers are being built. In addition, AMF believes that certain markets in Asia Pacific, Eastern Europe and South America, hold the potential for future growth, but are currently in the early stages of the industry's development. As bowling is introduced into a market and becomes more popular, local developers and entrepreneurs who can obtain financing typically build new bowling centers which could drive demand for NCPs. Current economic difficulties in certain markets of the Asia Pacific and other regions here resulted in a reduction in the backlog and the level of shipments for NCPs. It is expected that NCP backlog and level of shipments will continue for the foreseeable future at levels which are substantially lower than those experienced in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Backlog; Recent NCP Sales".

 Billiards

  In addition to bowling equipment and supplies, AMF manufactures and sells PlayMaster billiards tables under the Renaissance and PlayMaster brand names.

 Competition (Bowling Products)

  AMF is one of the largest manufacturers of bowling center equipment in the world. Management estimates that AMF accounts for approximately 41% of the worldwide installed base of bowling center equipment.

  AMF and Brunswick are the two largest manufacturers of bowling center equipment, and are the only full-line manufacturers of NCPs and Modernization and Consumer Products that compete on a global basis. The Company also competes with smaller, often regionally focused companies in certain product lines.

  Because of bowling equipment's relatively long useful life, used equipment can be refurbished and sold, often to builders of new centers. The Company actively purchases and resells used equipment in new, high growth markets in order to compete with refurbishers who often are U.S. based.

 Properties (Bowling Products)

  As of September 30, 1998, AMF owned or leased facilities at five locations in the U.S., four of which are used for its Bowling Products business and one of which is used for its billiards business. AMF also leased facilities at 29 international locations, which are used as offices or warehouses.

  On October 21, 1998, AMF announced plans to relocate its lane maintenance equipment business from Golden, Colorado to its headquarters plant in Richmond, Virginia. The move will be effective on or about February 1, 1999.

                                U.S. Facilities

                                                           Approximate   Owned/
    Location                   Products                   Square Footage Leased
    --------                   --------                   -------------- ------
 Richmond, VA.. World headquarters, pinspotters,
                automatic scoring, synthetic lanes,          360,000      Owned
                other capital equipment, consumer             54,000     Leased
                products, used pinspotters
 Lowville, NY.. Pins and wood lanes                          121,000      Owned
                                                              50,000      Owned
 Golden, CO.... Lane maintenance equipment (Century)(1)       50,000     Leased
 Bland, MO..... Billiard tables (AMF Billiards and            37,210      Owned
                Games)
                                                              33,373     Leased
                                                              32,000      Owned
                                                              24,000      Owned
                                                              16,000      Owned
                                                              11,000     Leased
 Miami, FL..... Office                                           200     Leased

--------
(1) To be relocated to Richmond, Virginia facility effective on or about February 1, 1999.

                            International Facilities

                                                            Approximate   Owned/
                 Location                     Functions    Square Footage Leased
                 --------                     ---------    -------------- ------
Emu Plains, Australia...................... Office                400     Leased
                                            Warehouse          10,100     Leased
Brussels, Belgium.......................... Office              1,000     Leased
Toronto, Canada............................ Office                400     Leased
                                            Warehouse           2,100     Leased
Beijing, China............................. Office                390     Leased
Guangzhou, China........................... Office                380     Leased
                                            Warehouse           1,650     Leased
Hong Kong.................................. Office              2,500     Leased
                                            Office              1,125     Leased
Shanghai, China............................ Office                400     Leased
Levallois-Perret, France................... Office                984     Leased
                                            Warehouse           1,470     Leased
Mainz-Kastel, Germany...................... Office                656     Leased
                                            Warehouse           1,650     Leased
Bangalore, India........................... Office              1,050     Leased
New Delhi, India........................... Office              2,000     Leased
Yokohama, Japan............................ Office              4,626     Leased
                                            Warehouse           8,880     Leased
                                            Service Center      1,634     Leased
Seoul, South Korea......................... Office              5,119     Leased
                                            Warehouse           7,472     Leased
Mexico City, Mexico........................ Office              1,300     Leased
                                            Warehouse          11,431     Leased
Warsaw, Poland............................. Office                209     Leased

                                                            Approximate   Owned/
                    Location                     Functions Square Footage Leased
                    --------                     --------- -------------- ------
Granna, Sweden.................................. Office         4,515     Leased
                                                 Warehouse     12,705     Leased
Hemel Hempstead, United Kingdom................. Office        11,500     Leased
                                                 Warehouse     11,770     Leased

 Employees (Bowling Products)

  As of December 31, 1997, the Bowling Products business had approximately 1,125 full-time employees. The Company has announced a significant reduction in its Bowling Products workforce, which should be substantially completed by the end of 1998. The Company believes that its relations with its Bowling Products employees are satisfactory. Employees are divided along functional lines as shown in the table below.

                                   Employees

                            Segment                          Number Of Employees
                            -------                          -------------------
   Manufacturing............................................          760
                                                                    -----
   Sales
     Australia..............................................            8
     Americas...............................................           48
     Europe.................................................           89
     Asia-Pacific...........................................          123
     Japan..................................................           97
                                                                    -----
     Total Sales............................................          365
                                                                    -----
       Total Worldwide......................................        1,125
                                                                    =====

Employees (Corporate)

  As of December 31, 1997, the Company had approximately 170 full-time corporate employees. The Company believes that its relations with its corporate employees are satisfactory.

Legal Proceedings

  AMF Bowling Products, Inc., an indirect subsidiary of AMF Bowling ("AMF Bowling Products"), is a defendant in an action pending in the Harbin Intermediate People's Court in Heilongiiang, China. Harbin Hai Heng Bowling Entertainment Co. Ltd. ("Hai Heng") filed the action in June 1998 to recover $1,748,000 from AMF Bowling Products. Hai Heng purchased 38 NCPs and asserts that the poor quality of 38 NCPs entitles it to recover the purchase price thereof. Although Hai Heng has not amended its initial complaint, in a recent hearing before the Court, Hai Heng stated that its damages could be in the range of approximately $3,000,000 to $4,000,000 and noted lost profits and the cost of storage for the NCPs as the basis for such damages. The Company believes Hai Heng's claim is a warranty issue and that Hai Heng is not entitled to recover the purchase price, lost profits or the cost of storage.

  The Court attached $871,000 of cash and inventory in AMF Bowling Products' warehouses and bank account in Beijing. AMF Bowling Products may not dispose of these assets until the action is concluded. Management does not believe that this attachment has interfered with the Company's operations in China. AMF Bowling Products is vigorously defending the claim. Management of the Company does not expect a decision to be rendered by the Court until 1999. If an adverse decision is rendered, AMF Bowling Products has the right to appeal to a higher court for a new trial. Management does not believe that the outcome of the action will have a material adverse impact on the financial position of the Company.

  In addition, the Company currently and from time to time is subject to claims and actions arising in the ordinary course of its business, including employment discrimination claims, workers' compensation claims and personal injury claims from customers of Bowling Centers. In some actions, plaintiffs request punitive or other damages that may not be covered by insurance. In management's opinion, the claims and actions in which the Company is involved will not have a material adverse impact on its financial position or results of operations. However, it is not possible to assure the outcome of such claims and actions.

Regulatory Matters

  There are no unique federal or state regulations applicable to bowling center operations or equipment manufacturing. State and local governments require establishments to hold permits to sell alcoholic beverages, and, although regulations vary from state to state, once permits are issued, they generally remain in place indefinitely (except for routine renewals) without burdensome reporting or supervision other than revenue tax reports. See "Risk Factors--International Operations".

Environmental Matters

  AMF's operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of, certain materials, substances and wastes. AMF believes that its operations are in material compliance with the terms of all applicable environmental laws and regulations as currently interpreted.

  The Company currently and from time to time is subject to environmental claims. It is the opinion of management that the various asserted claims in which the Company currently is involved are not likely to have a material adverse impact on its financial position or results of operations. However, no assurance can be given as to the ultimate outcome with respect to such claims.

  AMF has received notices of potential liability under CERCLA or analogous state statutes at eight off-site disposal facilities. AMF believes that the entity involved was a de minimis contributor of waste at each of these sites. In addition, in connection with the Acquisition, AMF Reece Inc., which is owned by certain of the prior owners of AMF, will be required to indemnify AMF for the liability at three of these sites under an indemnity agreement which certain of the prior owners of AMF were required by such agreement to procure. AMF does not believe that CERCLA liabilities for these eight sites in the aggregate will have a material adverse effect on AMF's business or financial condition taken as a whole.

  AMF cannot predict with any certainty whether existing conditions or future events, such as changes in existing laws and regulations, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the cost of producing AMF's products, or providing its services, or otherwise adversely affect the demand for its products or services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters".

                                  MANAGEMENT

Officers And Directors

  The following table sets forth information concerning the individuals who are the executive officers and directors of AMF Bowling and certain other officers of AMF:

            Name             Age                    Position
            ----             ---                    --------
 Richard A. Friedman........  40 Director and Chairman
 Douglas J. Stanard.........  51 Director; President and Chief Executive
                                 Officer(1)
 Stephen E. Hare............  45 Director; Acting Chief Executive Officer,
                                 Executive Vice President, Chief Financial
                                 Officer and Treasurer
 John P. Watkins............  43 Executive Vice President; President of U.S.
                                 Bowling Centers
 Michael P. Bardaro.........  48 Senior Vice President; Corporate Controller
                                 and Assistant Secretary
 J. Simon Shearer...........  41 Senior Vice President, U.S. Bowling Center
                                 Services of AMF Bowling Centers
 Steven H. Buckley..........  48 Vice President, Food and Beverage of AMF
                                 Bowling Centers
 Lawrence C. Kind...........  45 Senior Vice President of AMF Bowling Products
 J. Randolph V. Daniel, IV..  37 Vice President, Manufacturing of AMF Bowling
                                 Products
 Merrell C. Wreden..........  48 Vice President, Marketing and Corporate
                                 Relations
 Charles G. Moss............  36 Senior Vice President, U.S. Bowling Center
                                 Development
 Daniel M. McCormack........  52 Vice President and General Counsel
 Suzanne B. Roski...........  36 Vice President, Budgeting and Strategic
                                 Planning and Corporate Secretary
 Terence M. O'Toole.........  40 Director
 Peter M. Sacerdote.........  61 Director
 Charles M. Diker...........  63 Director
 Paul B. Edgerley...........  42 Director
 Howard A. Lipson...........  34 Director
 Thomas R. Wall IV..........  39 Director

--------
(1) Mr. Stanard has resigned, effective as of January 1, 1999, from his positions as President, Chief Executive Officer and a director of AMF Bowling, and from all other positions with AMF Bowling and its subsidiaries. See "--Settlement Agreement".

Directors and Executive Officers of AMF Bowling

  Richard A. Friedman is a Managing Director of Goldman Sachs and is the co-head of the Merchant Banking Division. He joined Goldman Sachs in 1981. Mr. Friedman is on the Boards of Directors of Diamond Cable Communications PLC and Polo Ralph Lauren Corporation.

  Douglas J. Stanard is the President and Chief Executive Officer of AMF Bowling. He has served as President of certain of the Company's predecessors and subsidiaries since 1992. Pursuant to the Settlement Agreement (as defined below), Mr. Stanard has resigned all of his positions with AMF Bowling and its subsidiaries, including his positions as Chief Executive Officer, President and a director of AMF Bowling, effective January 1, 1999. See "--Settlement Agreement".

  Stephen E. Hare was named Acting Chief Executive Officer of AMF Bowling on November 2, 1998 following the resignation of Mr. Stanard and until a successor to Mr. Stanard is named.

Mr. Hare is also the Executive Vice President and Chief Financial Officer of AMF Bowling and has served in that capacity for the Company's subsidiaries since he joined AMF in May 1996. Prior to joining AMF, Mr. Hare was Senior Vice President and Chief Financial Officer of James River Corporation of Virginia, beginning in 1992.

  John P. Watkins is the Executive Vice President of AMF Bowling, Inc. and President of U.S. Bowling Centers since joining AMF in September 1998. Prior to joining AMF, Mr. Watkins was President of Source Company since 1996. Mr. Watkins was Senior Vice President and Chief Operating Officer of Food Lion since 1991.

  Michael P. Bardaro is a Senior Vice President, Corporate Controller and Assistant Secretary of AMF Bowling. Mr. Bardaro was the Chief Financial Officer of AMF Bowling Centers from 1994 to May 1996. He joined AMF after having been Controller at General Medical Manufacturing Co. in Richmond, Virginia between 1989 and 1994.

  Terence M. O'Toole is a Managing Director of Goldman Sachs in the Principal Investment Area. He joined Goldman Sachs in 1983. Mr. O'Toole serves on the Boards of Directors of 21st Century Newspapers, Inc., Western Wireless Corporation and Amscan Holdings, Inc.

  Peter M. Sacerdote is a limited partner in The Goldman Sachs Group. He joined Goldman Sachs in 1964 and served as a general partner from 1973 to 1990. Mr. Sacerdote is Chairman of Goldman, Sachs & Co. Principal Investment Committee. Mr. Sacerdote serves on the Boards of Directors of Franklin Resources, Inc. and QUALCOMM, Inc.

  Charles M. Diker has been a non-managing principal of Weiss, Peck & Greer, an investment management firm, since 1975. He has been Chairman of the Board of Cantel Industries, Inc. since 1986. Mr. Diker also serves as a director of BeautiControl Cosmetics, International Specialty Products, Data Broadcasting and Chyron Corporation.

  Paul B. Edgerley has been Managing Director of Bain Capital, Inc., an investment firm, since 1993. From 1990 to 1993 he was a General Partner of Bain Venture Capital, and from 1988 to 1990 he was a principal of Bain Capital Partners. He serves on the Boards of Directors of Steel Dynamics, Inc., GS Industries, Inc. and Sealy Mattress Company.

  Howard A. Lipson is Senior Managing Director of The Blackstone Group L.P., and has been involved in that firm's principal activities since 1988. He serves on the Boards of Directors of Allied Waste Industries, Inc., Rose Hills Holdings Corp., Prime Succession, Inc., VSI Acquisition II Corporation and Ritvik Toys, Inc.

  Thomas R. Wall IV joined Kelso & Company, L.P. in 1983 and has served as a Managing Director since 1990. Mr. Wall is a director of CCA Holdings Corp., CCT Holdings Corp., Charter Communications Long Beach, Inc., Consolidated Vision Group, Inc., Cygnus Publishing, Inc., Hillside Broadcasting of North Carolina, Inc., IXL Holdings, Inc., Mitchell Supreme Fuel Company, Mosler Inc., Peebles, Inc., TransDigm Inc. and 21st Century Newspapers, Inc.

Committees Of The Board Of Directors

  The Board has three standing committees: an Audit Committee, a Compensation Committee and an Executive Committee. The Executive Committee is required by, and its membership is determined pursuant to, the Stockholders Agreement. See "Securities Owned by Management and Certain Beneficial Owners--Stockholders Agreement." The Audit and Compensation Committees were created in 1997 in connection with the Initial Public Offering.

  Audit Committee. The members of the Audit Committee are Howard A. Lipson (Chairman) and Paul B. Edgerley. The Audit Committee, which is composed entirely of independent directors, recommends to the Board the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls and the professional services furnished by the independent auditors to the Company.

  Compensation Committee. The members of the Compensation Committee are Richard A. Friedman (Chairman), Charles M. Diker and Thomas R. Wall, IV. The Compensation Committee is responsible for reviewing and approving the amount and type of consideration to be paid to senior management. A subcommittee of the Compensation Committee composed of independent directors (the "Stock Option Plan Subcommittee") is authorized to grant awards under and to administer the Company's 1996 Stock Incentive Plan (the "1996 Plan") and, if adopted by shareholders at the Meeting, the 1998 Plan (as hereinafter defined).

  Executive Committee. The members of the Executive Committee are Richard A. Friedman (Chairman), Stephen E. Hare and Terence M. O'Toole. Subject to the Stockholders Agreement, the Executive Committee may exercise all the powers and authority of the Board (subject further to any restrictions under Delaware law) except with respect to those actions requiring a Special Vote (as hereinafter defined) and, in the case of matters requiring a prior meeting of the Board, only after such meeting has occurred. See "Certain Relationships and Related Transactions--Stockholders Agreement".

EXECUTIVE COMPENSATION

  The following table shows for each of the three years ended December 31, 1995, 1996 and 1997, compensation paid or accrued by AMF and the Predecessor Company, as applicable, to AMF Bowling's Chief Executive Officer and its three executive officers (collectively, the "Named Executive Officers").

                         EXECUTIVE COMPENSATION TABLE

                                      ANNUAL                LONG-TERM
                                  COMPENSATION(a)          COMPENSATION
                                  ---------------    ------------------------
                                                          AWARDS      PAYOUTS
                                                        SECURITIES     LTIP       ALL OTHER
                                  SALARY   BONUS     UNDERLYING STOCK PAYOUTS    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   ($)     ($)      OPTIONS (#) (b)    ($)         ($)(c)
---------------------------  ---- ------- -------    ---------------- -------    ------------
Douglas J. Stanard(d) ..     1997 379,167 489,584(e)      25,000           --        8,000
 President/Chief             1996 308,333 229,167        130,000           --        7,500
 Executive Officer           1995 225,000 204,750             --           --           --

Richard A. Friedman(f)..     1997      --      --             --           --           --
 Chairman/Former             1996      --      --             --           --           --
 President and Chief         1995      --      --             --           --           --
 Executive Officer

Stephen E. Hare(g) .....     1997 302,500 340,000(h)      15,000           --        8,000
 Executive Vice              1996 178,333 266,667(i)     105,000           --           --
 President, Chief            1995      --      --             --           --           --
 Financial Officer and
 Treasurer

Robert L. Morin ........     1997  41,668  20,000(j)          --           --      250,000(j)
 Executive Vice              1996 228,341  83,325        110,000      860,100(k)     7,500
 President/ Director of      1995 180,286  60,125             --           --           --
 Worldwide Market
 Development

Michael P. Bardaro .....     1997 133,316 105,101         10,000           --        8,000
 Senior Vice President,      1996 120,958  40,076         25,000           --      168,338(l)
 Corporate Controller        1995  95,833  29,958             --           --        2,327
 and Assistant Secretary

--------
(a) None of the Named Executive Officers received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of the total of their salary and bonus or other amounts properly reportable as other annual compensation.
(b) Options to purchase shares of Common Stock. The Company has not granted any stock appreciation rights or restricted stock.
(c) Unless otherwise indicated, All Other Compensation represents matching profit-sharing contributions made by the Company under its 401(k) plan.

(d) Mr. Stanard resigned, effective as of January 1, 1999, from his positions as President, Chief Executive Officer and a director of AMF Bowling, and from all other positions with AMF Bowling and its subsidiaries. In connection with his resignation, Mr. Stanard will be paid $1,250,000 by the Company. See "--Settlement Agreement".
(e) Includes a special one-time bonus of $250,000 approved by the Compensation Committee for services in connection with the Initial Public Offering.
(f) Mr. Friedman has received no compensation from the Company and ceased to hold the positions of Chief Executive Officer and President of the Company on July 31, 1997, at which time Mr. Stanard, who had been Chief Executive Officer of AMF Bowling's principal subsidiaries, assumed the additional titles of President and Chief Executive Officer of AMF Bowling.
(g) Mr. Hare's employment with the Company began on May 28, 1996.
(h) Includes a special one-time bonus of $175,000 approved by the Compensation Committee for services in connection with the Initial Public Offering.
(i) Mr. Hare received two bonuses with respect to 1996, one for $166,667 and one for $100,000. See "Employment Agreements".
(j) Mr. Morin resigned all positions with the Company and its subsidiaries as of February 28, 1997. In connection with his resignation Mr. Morin was paid $270,000 by the Company, representing $250,000 in severance and $20,000 in bonus earned for the period from January 1, 1997 through February 28, 1997.
(k) In connection with the Acquisition, Mr. Morin received a cash payment in exchange for his 10,000 shares of phantom stock issued by a division of the Company's predecessor under a phantom stock plan.
(l) Includes a special one-time bonus in the amount of $161,338 paid in 1996 by the Company's predecessor in connection with the Acquisition.

Stock Option Grants In Last Fiscal Year

  The following table provides information regarding the granting of stock options to the Named Executive Officers in 1997 pursuant to the 1996 Plan.

                                                                               Potential Realizable
                                                                                 Value at Assumed
                                                                                  Annual Rates of
                                                                                    Stock Price
                                                                                 Appreciation for
                                           Individual Grants                     Option Term(5)(6)
                         ----------------------------------------------------- ---------------------
                           Number of       % of
                          Securities   Total Stock
                          Underlying     Options
                         Stock Options  Granted to    Exercise
                          Granted (#)  Employees in  Price Per    Expiration
Name                        (2)(3)       1997(4)    Share ($/Sh)     Date        5% ($)    10% ($)
----                     ------------- ------------ ------------ ------------- ---------- ----------
Douglas J. Stanard(1)...    25,000         3.6%        $10.00    June 11, 2007 $  407,223 $  648,435
Richard A. Friedman.....        --          --             --               --         --         --
Stephen E. Hare.........    15,000         2.1%        $10.00    June 11, 2007 $  244,334 $  389,061
Robert L. Morin.........        --          --             --               --         --         --
Michael P. Bardaro......    10,000         1.4%        $10.00    June 11, 2007 $  162,889 $  259,374

--------
(1) Pursuant to the terms of the Settlement Agreement, all of Mr. Stanard's stock options were cancelled and forfeited as of November 2, 1998.
(2) All stock options listed in this table were granted under the 1996 Plan. The Company did not grant any stock appreciation rights in 1997.
(3) The stock options listed in this table that remain outstanding will become 20% vested on each anniversary of the date on which the options were granted until all have vested. Upon an optionee's termination of employment, the portion of an option that has not yet vested will be forfeited. The first anniversary of each option described above will be June 11, 1998. All options were granted at 100% of the fair market value of the Common Stock on the date of grant.
(4) In 1997, options to purchase 703,500 shares of Common Stock were granted under the 1996 Plan.
(5) Potential realizable value is calculated based on $10.00, the grant price per share due to the lack of a public trading market on the date of grant for the securities underlying the stock options.
(6) The dollar amounts under these columns use the 5% and 10% rates of appreciation prescribed by the Commission. The 5% and 10% rates of appreciation would result in per share prices of $16.2889 and $25.9374. The Company expresses no opinion regarding whether this level of appreciation will be realized and expressly disclaims any representation to that effect.

Aggregated Stock Option Exercises And Fiscal Year-end Option Value

  The following table provides information regarding the number and value of unexercised stock options at December 31, 1997 for the Named Executive Officers. No Named Executive Officer exercised any stock options in fiscal year 1997.

                               Number of Securities      Value of Unexercised
                              Underlying Unexercised         In-the-Money
                                 Stock Options at          Stock Options at
                               December 31, 1997 (#)   December 31, 1997 ($)(2)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Douglas J. Stanard(1).......   26,000       129,000     $390,000    $1,935,000
Richard A. Friedman.........        0             0          --            --
Stephen E. Hare.............   21,000        99,000     $315,000    $1,485,000
Robert L. Morin(3)..........        0             0          --            --
Michael P. Bardaro..........    5,000        30,000     $ 75,000    $  450,000

--------
(1) Pursuant to the terms of the Settlement Agreement, all of Mr. Stanard's stock options were cancelled and forfeited as of November 2, 1998.
(2) Based on the last sales price of the Common Stock on the NYSE as of December 31, 1997 of $25.00 per share, minus the exercise price.
(3) In connection with the termination of his employment with the Company on February 28, 1997, Mr. Morin forfeited all of his stock options.

Employment Agreements

  Messrs. Stanard and Hare each have an employment agreement (collectively, the "Executive Employment Agreements") with AMF Bowling and Bowling Worldwide. Mr. Stanard's Executive Employment Agreement is for an employment period ending on May 1, 1999, and Mr. Hare's is for an employment period ending on May 28, 1999. Each executive receives compensation consisting of salary and an incentive bonus if certain operational and financial targets are met. Mr. Stanard's annual base salary under his Executive Employment Agreement is $350,000. On June 1, 1997, the Board raised his salary to $400,000. Mr. Hare's annual base salary under his Executive Employment Agreement is $300,000. On December 1, 1997 the Board raised his salary to $330,000. Both Executive Employment Agreements provide for the payment of an annual bonus if certain operational and financial targets, determined by the Board of Directors of Bowling Worldwide (the "Targets"), are attained, and that the executive may earn a smaller annual bonus if less than 100% but more than 90% of the Targets are attained.

  Under their respective Executive Employment Agreements, Mr. Stanard holds the position of Chief Operating Officer of Bowling Worldwide and Mr. Hare holds the position of Chief Financial Officer of Bowling Worldwide. In addition, Mr. Stanard was elected President and Chief Executive Officer of AMF Bowling on July 31, 1997 and is currently serving as President of AMF Bowling Centers Inc., AMF Bowling Products and certain other related entities. Mr. Hare also serves as Executive Vice President, Chief Financial Officer and Treasurer of AMF Bowling.

  The Executive Employment Agreements provide for payment of accrued compensation, continuation of certain benefits and payment of a portion of the executive's bonus (if the applicable Targets are later met) following termination of employment by Bowling Worldwide under certain circumstances. The Executive Employment Agreements further provide for a severance payment equal to the executive's annual base salary if termination by Bowling Worldwide is not due to death or disability. The executive's employment will be deemed to have been terminated by Bowling Worldwide if all or substantially all of the stock or assets of Bowling Worldwide are sold or disposed of to an unaffiliated third party and the executive is not thereafter employed by AMF Bowling or one of its continuing affiliates; however, neither AMF Bowling nor Bowling Worldwide will have any obligations with respect to accrued salary, continuation of benefits, allocated portion of bonus and, if applicable, severance payments to either Mr. Stanard or Mr. Hare upon termination of his employment if he is hired by the purchaser of Bowling Worldwide's stock or assets, or if his employment is continued by Bowling Worldwide.

  Mr. Stanard purchased, pursuant to his Executive Employment Agreement, 150,000 shares of Common Stock (the "Purchased Stock") for $500,000 in cash plus a non-recourse promissory note for $1,000,000, payable to AMF Bowling and secured by the Purchased Stock which has been pledged pursuant to a stock pledge agreement between Mr. Stanard and AMF Bowling. Mr. Hare purchased 150,000 shares of Common Stock for $500,000 in cash plus a non-recourse promissory note for $1,000,000, payable to AMF Bowling and secured by the Purchased Stock which has been pledged pursuant to a stock pledge agreement between Mr. Hare and AMF Bowling. Mr. Hare received a bonus of $166,667 in connection with his employment with AMF. Mr. Hare used the proceeds of such bonus to pay a portion of the purchase price for his Purchased Stock. Further, the Company loaned Mr. Hare $62,614 to be used to pay taxes associated with such bonus. In exchange, Mr. Hare gave the Company a full recourse promissory note secured by his Purchased Stock. In addition, Mr. Stanard and Mr. Hare were granted Stock Options to purchase 130,000 and 105,000 shares of Common Stock, respectively. Unless sooner exercised or forfeited as provided, such Stock Options expire on May 1, 2006, and May 28, 2006, respectively. To the extent not inconsistent with the Executive Employment Agreements, such Stock Options are governed by the 1996 Plan. Twenty percent of Mr. Stanard's Stock Options vested on May 1, 1997 and another twenty percent will vest on each May 1 thereafter through the year 2001; and twenty percent of Mr. Hare's Stock Options vested on May 28, 1997 and another twenty percent will vest on each May 28 thereafter through the year 2001. Pursuant to the Settlement Agreement, Mr. Stanard's Stock Options were cancelled and forfeited as of November 2, 1998.

  If any successor to AMF Bowling or Bowling Worldwide acquires all or substantially all of the business and/or assets of AMF Bowling or Bowling Worldwide, AMF Bowling may purchase all of the Restricted Stock held by the executive for its fair market value, and any Stock Options then held by him for the fair market value of the underlying Common Stock less the exercise price of the Stock Options.

  As described below, pursuant to the Settlement Agreement, Mr. Stanard's Executive Employment Agreement was terminated as of November 2, 1998.

  Mr. Watkins has an employment agreement with AMF Bowling and receives compensation consisting of salary and an incentive bonus if certain financial targets, determined by the Board of Directors, are met. Mr. Watkins' annual base salary under his employment agreement is $300,000. Mr. Watkins' employment agreement provides for the payment of a bonus from September 8 through December 31, 1998 on a pro rata basis equal to 50% of his annual base salary. Mr. Watkins was granted options to purchase 100,000 shares of Common Stock on the same vesting schedule as the Company's senior management team. The employment agreement further provides for a severance payment if AMF Bowling terminates Mr. Watkins' employment for any reason other than cause equal to (i) 2 years of salary if terminated up to December 31, 1998, (ii) his salary through December 31, 2000 if terminated during 1999, and (iii) one year of salary if terminated from and after January 1, 2000.

  Prior to February 28, 1997, when his employment terminated and he resigned all positions with AMF Bowling and its affiliates, Mr. Morin was employed by AMF Bowling pursuant to an employment agreement (the "Morin Employment Agreement") on terms substantially similar to those of Mr. Stanard's Executive Employment Agreement as described above. Pursuant to the terms of the Morin Employment Agreement, Mr. Morin received a cash payment of $270,000, representing severance pay equal to his annual base salary and an allocable bonus in the amount of $20,000. In addition, AMF Bowling repurchased Mr. Morin's Common Stock for $500,000 in cash plus the cancellation of a promissory note, including interest thereon. The Stock Options granted to Mr. Morin were forfeited upon his resignation.

Settlement Agreement

  Pursuant to the terms of a settlement agreement (the "Settlement Agreement"), dated as of November 2, 1998, by and among Mr. Stanard, AMF Bowling and Bowling Worldwide, effective as of January 1, 1999, Mr. Stanard will resign all of his positions with AMF Bowling and its subsidiaries, including his positions as Chief Executive Officer, President and a director of AMF Bowling. In connection with his resignation, Mr. Stanard will receive payments from AMF Bowling of (i) $400,000 with respect to severance under his Executive Employment Agreement and (ii) $850,000 with respect to his compliance with certain obligations under the Settlement Agreement, including non-competition and non-solicitation provisions, and obligations to cooperate with information requests from the Company and to reasonably assist the Company with respect to pending and future dispute resolutions. In addition, Mr. Stanard will transfer all of his Common Stock to AMF Bowling in exchange for the cancellation of his non-recourse promissory note referred to under "-- Employment Agreements". Pursuant to the Settlement Agreement, all stock options previously granted to Mr. Stanard were cancelled and forfeited as of November 2, 1998, and Mr. Stanard will be subject to non-competition and non-solicitation provisions for two years following his date of termination. Until a successor to Mr. Stanard has been named, Mr. Hare has been appointed acting Chief Executive Officer to assume all of Mr. Stanard's operational, managerial and other responsibilities.

AMF Bowling, Inc. 1996 Stock Incentive Plan

  In connection with the Acquisition, AMF Bowling adopted the 1996 Plan under which AMF Bowling may grant incentive awards in the form of shares of Common Stock ("Restricted Stock Awards"), options to purchase shares of Common Stock ("Stock Options") and stock appreciation rights ("Stock Appreciation Rights") to certain officers, employees, consultants and non-employee directors ("Plan Participants") of AMF Bowling and its affiliates. The total number of shares of Common Stock initially reserved and available for grant under the Stock Incentive Plan was 1,767,151. As of September 30, 1998, Stock Options to purchase 1,394,550 shares of Common Stock were outstanding under the 1996 Plan, at an exercise price of $10.00 per share, and Stock Options to purchase 67,550 shares of Common Stock have been exercised at a per share exercise price of $10.00. The Compensation Committee or the Stock Option Plan Subcommittee thereof is authorized to make grants and various other decisions under the 1996 Plan and to make determinations as to certain terms of awards granted under the 1996 Plan. Unless otherwise determined by the Compensation Committee or the Stock Option Plan Subcommittee, any Plan Participant granted an award under the 1996 Plan must become a party to, and agree to be bound by, the Stockholders Agreement.

  Stock Option awards under the 1996 Plan may include incentive Stock Options, non-qualified Stock Options, or both, in each case with or without Stock Appreciation Rights. Stock Options are nontransferable (except under certain limited circumstances) and, unless otherwise determined by the Compensation Committee or the Stock Option Plan Subcommittee, have a term of ten years. Upon a Plan Participant's death or when the Plan Participant's employment with AMF Bowling or the applicable affiliate of AMF Bowling is terminated for any reason, such Plan Participant's previously unvested Stock Options are forfeited and the Plan Participant or his legal representative may, within three months (if termination of employment is for any reason other than death) or one year (in the case of the Plan Participant's death), exercise any previously vested Stock Options.

  Stock Appreciation Rights may be granted in conjunction with all or part of any Stock Option award, and are exercisable, subject to certain limitations, only in connection with the exercise of the related Stock Option. Upon the termination or exercise of the related Stock Option, Stock Appreciation Rights terminate and are no longer exercisable. Stock Appreciation Rights are transferable only with the related Stock Options. To date, the Company has not granted any Stock Appreciation Rights.

  Unless otherwise provided in the related award agreement or, if applicable, the Stockholders Agreement, immediately prior to certain change of control transactions described in the 1996 Plan, all outstanding Stock Options and Stock Appreciation Rights will, subject to certain limitations, become fully exercisable and vested and any restrictions and deferral limitations applicable to any Restricted Stock Awards will lapse.

  The 1996 Plan will terminate on May 1, 2006; however, awards outstanding as of such date will not be affected or impaired by such termination. The Board has authority to amend the 1996 Plan and awards granted thereunder, subject to the terms of the 1996 Plan.

  Pursuant to an Option Agreement (the "Diker Option Agreement"), dated May 1, 1996, Mr. Diker, a director of AMF Bowling, AMF Group Holdings and Bowling Worldwide was granted, pursuant to the 1996 Plan, non-qualified Stock Options to purchase 100,000 shares of Common Stock at an exercise price of $10.00 per share. One third of such Stock Options vested on May 1, 1996, one third vested on May 1, 1997 and the remaining Stock Options vested on May 1, 1998. If any successor to AMF Bowling acquires all or substantially all of the business and/or assets of AMF Bowling, AMF Bowling may purchase all of the Stock Options then held by Mr. Diker for the fair market value of the underlying Common Stock less the exercise price of the Stock Options. Mr. Diker is a party to the Stockholders Agreement and any shares of Common Stock held by Mr. Diker will be subject to the terms of the Stockholders Agreement in addition to the terms of his Option Agreement.

AMF Bowling, Inc. 1998 Stock Incentive Plan

  AMF Bowling has adopted the 1998 Stock Incentive Plan (the "1998 Plan") under which AMF Bowling may grant incentive awards in the form of Restricted Stock Awards, Stock Options and Stock Appreciation Rights (the "Awards") in substantially the same manner as provided in the 1996 Plan. This summary is qualified in its entirety by reference to the full text of the 1998 Plan, filed as Exhibit 10.30 to the Registration Statement. Terms used and not otherwise defined in this summary have the meanings set forth in the 1998 Plan.

  The Company believes that the 1998 Plan gives the Company a competitive advantage in attracting, retaining and motivating employees. The 1998 Plan links employee incentives to the financial results of the Company and increases in stockholder value, consistent with the compensation philosophy of the Company. In addition, the 1998 Plan permits the Company to maximize its tax deduction for incentive compensation paid to its most highly paid officers under Section 162(m) of the Code.

 Administration of the 1998 Plan; Eligibility

  The 1998 Plan is administered by the Compensation Committee or a subcommittee of the Compensation Committee. In order to meet the requirements of Section 162(m) of the Code and Rule 16b-3 of the Exchange Act, the Board established the Stock Option Plan Subcommittee of the Compensation Committee and delegated to it responsibility for administering the 1998 Plan. The subcommittee is referred to as the "Committee" for purposes of this summary.

  Employees who have directly affected or are expected to directly affect the management, growth and profitability of the Company are eligible to receive Awards under the 1998 Plan. The Committee has the power and complete discretion to select eligible employees to receive Awards, and to determine the type, terms and conditions of the Awards. The Committee may delegate to the Chief Executive Officer of AMF Bowling the power to select which employees will receive Awards, the type of Award, the time the Award is granted, the number of shares of Common Stock allocated to the Award and the terms of the Award, except to the extent that such a delegation would prevent compliance with Rule 16b-3, Section 162(m) or any other provisions of the Code, or other applicable law or regulation. Actions taken by the Chief Executive Officer pursuant to such a delegation must be ratified by the Committee. The Company has approximately 100 employees who would currently be eligible to receive Awards under the 1998 Plan.

 Amount Of Stock Available For Awards

  Two million shares of Common Stock have been reserved and are available for issuance under the 1998 Plan. As of September 30, 1998, Stock Options to purchase 78,400 shares of Common Stock were outstanding under the 1998 Plan at an exercise price of $16 3/16. None of the Stock Options outstanding under the 1998 Plan have been exercised as of September 30, 1998. In addition, shares of Common Stock that have been reserved but not issued under the 1996 Plan, and shares which are subject to awards under the 1996 Plan that expire or otherwise terminate, may be allocated to Awards under the 1998 Plan. As of September 30, 1998, there were 305,051 shares of Common Stock under the 1996 Plan which had not yet been allocated to awards under that plan.

  Shares allocated to Awards under the 1998 Plan which are later forfeited, expire or otherwise terminate (including shares subject to Stock Appreciation Rights that are exercised for cash) may again be used for Awards under the 1998 Plan. No more than 200,000 shares of Common Stock may be allocated to the Awards granted under the 1998 Plan to a participant in any one year.

  The Board or the Committee will adjust the number or kind of shares which may be issued under the 1998 Plan in the event of a merger, reorganization, consolidation, recapitalization, spinoff, stock dividend, stock split, reverse stock split, extraordinary distribution with respect to the Common Stock or other change in corporate structure affecting the Common Stock.

  Awards under the 1998 Plan are contingent on compliance with federal or state securities law requirements. Therefore, participants cannot exercise Stock Options or Stock Appreciation Rights that may be granted under the 1998 Plan until such conditions are met. Unless the Board sooner terminates it, the 1998 Plan will terminate ten years after the date on which the Board approved it.

         SECURITIES OWNED BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

  The table below reflects the number of shares of Common Stock beneficially owned as of November 3, 1998 by (i) each director of the Company, (ii) each Named Executive Officer, (iii) the directors and executive officers as a group and (iv) each person who is known by the Company to own beneficially more than five percent of the Company's outstanding equity securities. Unless otherwise noted, each individual has sole voting power and sole investment power with respect to securities beneficially owned.

                                                         Number Of
                                                           Shares
                                                        Beneficially
                                                        Owned As Of
                                                        November 3,  Percent Of
               Name Of Beneficial Owner                  1998(1)(3)   Class(2)
               ------------------------                 ------------ ----------
Directors:
Richard A. Friedman(3)................................           --        *
Terence M. O'Toole(4).................................           --        *
Peter M. Sacerdote(5).................................           --        *
Charles M. Diker(6)...................................      238,184        *
Paul B. Edgerley(7)...................................           --        *
Howard A. Lipson(8)...................................           --        *
Thomas R. Wall, IV(9).................................           --        *
Douglas J. Stanard**(10)..............................      150,000        *
Stephen E. Hare**(11).................................      195,000        *
Named Executive Officers:
Michael P. Bardaro(12)................................       12,200        *
All directors and executive officers as a group (11
 persons)(13).........................................      595,384      1.0%
Beneficial Owners of More Than 5%:
The Goldman Sachs Group(14)...........................   30,836,593     50.9%
Blackstone Group (as defined below)(15)...............    5,762,805      9.6%
Kelso (as defined below)(16)..........................    5,762,805      9.6%
Baron Capital Group, Inc. and certain affiliates(17)..   12,773,200     21.4%

--------
  * Less than 1%
 ** Messrs. Stanard and Hare are also Named Executive Officers
(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or are exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.
(2) Based on 59,747,550 shares of Common Stock outstanding as of November 3, 1998 and warrants (with respect to Goldman Sachs) to purchase 870,000 shares of Common Stock outstanding as of November 3, 1998.
(3) Mr. Friedman, who is a Managing Director of Goldman Sachs, disclaims beneficial ownership of the shares owned by The Goldman Sachs Group and its affiliates, except to the extent of his pecuniary interest therein.
(4) Mr. O'Toole, who is a Managing Director of Goldman Sachs, disclaims beneficial ownership of the shares owned by The Goldman Sachs Group and its affiliates, except to the extent of his pecuniary interest therein.
(5) Mr. Sacerdote, who is a limited partner of The Goldman Sachs Group, disclaims beneficial ownership of the shares owned by The Goldman Sachs Group and its affiliates, except to the extent of his pecuniary interest therein.
(6) Includes 100,000 shares which may be acquired upon the exercise of Stock Options within 60 days.
(7) Mr. Edgerley, who is (i) a Managing Director of the general partner of the general partner of Bain Capital Fund V, L.P. and Bain Capital Fund V-B, L.P. and (ii) a general partner of BCIP Associates and BCIP Trust Associates, L.P., disclaims beneficial ownership of the shares owned by those entities (collectively, "Bain"). Bain Capital Fund V, L.P. owns 402,002 shares, Bain Capital Fund V-B, L.P. owns 1,055,469 shares, BCIP Associates owns 193,031 shares and BCIP Trust Associates, L.P. owns 78,340 shares.

(8) Mr. Lipson, who is a member of the limited liability company which acts as the general partner of Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. (collectively, "Blackstone Group"), disclaims beneficial ownership of the shares owned by Blackstone Group.
(9) Mr. Wall, who is (i) a general partner of Kelso Partners V, L.P., the general partner of Kelso Investment Associates V, L.P. ("KIA V") and (ii) a general partner of Kelso Equity Partners V, L.P. ("KEP V," and together with KIA V, "Kelso"), disclaims beneficial ownership of the shares owned by KIA V and KEP V.
(10) Pursuant to the Settlement Agreement, in connection with his resignation, effective January 4, 1999, Mr. Stanard will transfer all of his Common Stock to AMF Bowling in exchange for the cancellation of his non-recourse promissory note. See "Management--Settlement Agreement".
(11) Includes 45,000 shares which may be acquired upon the exercise of Stock Options within 60 days.
(12) Includes 12,000 shares which may be acquired upon the exercise of Stock Options within 60 days.
(13) Includes an aggregate of 214,000 shares which may be acquired upon the exercise of Stock Options within 60 days.
(14) Of the total number of shares which may be deemed to be beneficially owned by The Goldman Sachs Group, 19,317,476 are owned by GS Capital Partners II, L.P., 7,679,488 shares are owned by GS Capital Partners II Offshore, L.P., 712,530 shares are owned by Goldman Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) C.L.P., 451,922 shares are owned by Stone Street Fund 1995, L.P., 772,646 shares are owned by Stone Street Fund 1996, L.P., 508,546 shares are owned by Bridge Street Fund 1995, L.P. and 523,986 shares are owned by Bridge Street Fund 1996, L.P. (collectively, "GSCP"). In addition, The Goldman Sachs Group beneficially owns warrants to purchase 870,000 shares of Common Stock, which were issued upon the closing of the Acquisition. GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners II (Germany), C.L.P., Stone Street Fund 1995, L.P., Stone Street Fund 1996, L.P., Bridge Street Fund 1995, L.P. and Bridge Street Fund 1996, L.P., are investment partnerships. Affiliates of The Goldman Sachs Group are the general, managing general or managing partners of all such partnerships and have full voting and investment power with respect to the holding of such partnerships. Excludes certain shares of Common Stock in client accounts managed by Goldman Sachs (the "Managed Accounts"). Each of Goldman Sachs and The Goldman Sachs Group disclaims beneficial ownership of the Common Stock (i) owned by investment partnerships to the extent of partnership interests in the investment partnerships held by persons other than The Goldman Sachs Group or its affiliates and (ii) held in the Managed Accounts. The address of The Goldman Sachs Group is 85 Broad Street, New York, New York 10004.
(15) Of the total number of shares beneficially owned by Blackstone Group, 4,141,761 shares are owned by Blackstone Capital Partners II Merchant Banking Fund L.P., 1,210,342 shares are owned by Blackstone Offshore Capital Partners II L.P. and 410,702 shares are owned by Blackstone Family Investment Partnership II L.P. The address of Blackstone Group is 345 Park Avenue, New York, New York 10154.
(16) Of the total number of shares beneficially owned by Kelso, 5,409,974 shares are owned by KIA V and 352,831 are owned by KEP V. The address of each such shareholder is c/o Kelso & Company, Inc., 320 Park Avenue, 24th Floor, New York, New York 10022. Due to their common control, KIA V and KEP V could be deemed to beneficially own each other's shares, but each disclaims such beneficial ownership. Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig and Frank K. Bynum, Jr. may be deemed to share beneficial ownership of shares beneficially owned of record by KIA V and KEP V, by virtue of their status as general partners of the general partner of KIA V and as general partners of KEP V. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig and Bynum share investment and voting power with respect to securities owned by KIA V and KEP V, but disclaim beneficial ownership of such securities.
(17) Based solely on information provided in a Schedule 13D filed with the Commission by Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM"), Baron Asset Fund ("BAF") and Ronald Baron. BAMCO and BCM are subsidiaries of BCG. BAF is an investment advisory client of BAMCO. Ronald Baron owns a controlling interest in BCG. Of the total number of shares beneficially owned by Baron, 65,000 shares are owned by BCG, 65,000 shares are owned by BCM and 65,000 shares are owned by Ronald Baron. BCG and Ronald Baron disclaim beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than BCG and Ronald Baron. BAMCO and BCM disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, BCM and their affiliates. The address of Baron Capital Group, Inc. is 767 Fifth Avenue, 24th floor, New York, New York 10153.

Stockholders Agreement

  On April 30, 1996, AMF Bowling, GSCP, Blackstone Group, Kelso, Bain (Bain, together with Blackstone Group and Kelso, the "Governance Investors"), Citicorp North America, Inc. ("Citicorp"), Mr. Diker (Mr. Diker, together with Blackstone Group, Kelso, Bain and Citicorp, the "Investors"), Mr. Morin and Mr. Stanard (together with Mr. Morin, the "Management Investors",

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and, with GSCP and the Investors, the "Stockholders") entered into the
Stockholders Agreement, which regulates the relationship among AMF Bowling and the Stockholders. Subsequently, Mr. Hare and other members of management who have received Stock Option awards under the 1996 Plan have become parties to the Stockholders Agreement as additional Management Investors and Stockholders. Pursuant to the Settlement Agreement, on the first business day following the effectiveness of his resignation, Mr. Stanard will cease to be a Stockholder under the Stockholders Agreement and the Registration Rights Agreement. See "--Registration Rights Agreement". The following discussion summarizes the terms of the Stockholders Agreement that AMF Bowling believes are material to holders of Common Stock. This summary is qualified in its entirety by reference to the full text of the Stockholders Agreement and the amendments thereto, which are filed as Exhibits 10.4 to 10.11 to the Registration Statement.

  The Stockholders Agreement confers on GSCP the right to increase or decrease the Board from its initial size of nine members. GSCP has the right to nominate five directors and to nominate a majority (not limited to a simple majority) of the members of the Board, so long as GSCP and its Permitted Transferees (as hereinafter defined) hold a majority of the outstanding shares of Common Stock. Each Governance Investor has the right to nominate, subject to GSCP consent, one member of the Board, so long as the number of shares of Common Stock held by it and certain of its permitted transferees under the Stockholders Agreement is equal to at least one-half of the sum of (i) the number of shares initially purchased by it and its Permitted Transferees plus
(ii) the number of additional shares that the Governance Investor was required to purchase pursuant to the "overcall" provisions of the Stockholders Agreement described below (in each case, subject to appropriate adjustments). If a Governance Investor is no longer entitled to nominate a director, the director is required to resign or be subject to removal by the shareholders. Each of GSCP and each Governance Investor has the right to recommend removal, with or without cause, of any director nominated by it, in which case such director must resign immediately or be subject to removal by the shareholders. In the event of death, removal or resignation of a director nominated by a Governance Investor, so long as the Governance Investor continues to have the right to nominate a director for such position, the Governance Investor has the right to nominate (subject to GSCP consent) a director to fill the vacancy created. A quorum may be constituted by a majority of the number of directors then in office, but not less than one-third of the whole Board, including at least one GSCP director.

  Pursuant to the "overcall" provisions of the Stockholders Agreement, each of GSCP and the Investors (other than Mr. Diker) agreed, for a period of two years from April 30, 1996, to purchase additional shares of Common Stock having an aggregate purchase price of up to 20% of the amount initially invested by such Investor (i.e., collectively up to a total of $75.6 million) upon the request of the Board. Any such additional investments were required to be made pro rata by the funding Investors. Funds raised through such additional investments could be used only to finance acquisitions of businesses or assets, capital expenditures, investments in partnerships or joint ventures or other investments in the business of AMF Bowling and its subsidiaries, or any similar transactions or expenditures. GSCP and the funding Investors have fully performed their "overcall" obligations under the Stockholders Agreement, the proceeds of which were used in part to fund certain acquisitions and for other corporate purposes. The parties to the Stockholders Agreement have no further rights or obligations to make capital contributions under the overcall provisions of the Stockholders Agreement. See "Business--AMF Bowling Centers--Recent Acquisitions and Joint Ventures" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity".

  The Stockholders Agreement provides for the continual existence of an Executive Committee, consisting of two GSCP-nominated directors and AMF Bowling's President and Chief Executive Officer. The Executive Committee may exercise all the powers and authority of the Board (subject to any restrictions under Delaware law) except with respect to those actions requiring a Special Vote and, in the case of matters which under the Stockholders Agreement require a prior meeting of the

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

Board, only after such meeting has occurred. A "Special Vote" is required for
(i) the issuance of capital stock below fair market value, (ii) the grant or issuance of options or warrants exercisable or exchangeable for more than 2,877,151 shares, (iii) entering into certain transactions with affiliates of GSCP and (iv) amendments to the Stockholders Agreement, the Certificate of Incorporation or By-Laws which amendments would adversely affect the rights and obligations of Blackstone or Kelso; provided, that any amendment affecting a Stockholder differently from any other Stockholder requires such Stockholder's approval. A Special Vote was obtained in connection with the approval of the 1998 Plan by the Board and the Executive Committee. Matters requiring a Special Vote must be approved by a majority of the GSCP directors who are partners or employees of Goldman Sachs and who are not employees of AMF Bowling and its subsidiaries, and at least one investor director nominated by Blackstone or Kelso (if there is one serving at such time).

  Pursuant to the Stockholders Agreement, each of the Stockholders has agreed
(i) to appear in person or by proxy at any stockholder meeting for the purpose of obtaining a quorum, (ii) to vote its shares of Common Stock at any stockholder meeting called for the purpose of voting on the election or removal of directors in favor of the election or removal of directors, as applicable, in accordance with the provisions described in the third preceding paragraph, (iii) otherwise to vote its shares of Common Stock at stockholder meetings in a manner consistent with the Stockholders Agreement, (iv) not to grant any proxy or enter into any voting trust with respect to the Common Stock it holds or enter into any stockholder agreement or arrangement inconsistent with the provisions of the Stockholders Agreement and (v) not to act as a member of a group or in concert with others in connection with the acquisition, disposition or voting of shares of Common Stock in any manner inconsistent with the Stockholders Agreement.

  The Stockholders Agreement provides that in the event a Stockholder determines to sell its shares of Common Stock (subject to certain exceptions, including sales of shares made through a broker pursuant to Rule 144 under the Exchange Act), such Stockholder must give the other Stockholders notice thereof and such other Stockholders must have the opportunity to sell a pro rata share of their Common Stock in such a sale. Moreover, in the event Stockholders owning 51% or more of the outstanding Common Stock propose to sell all of the Common Stock held by such Stockholders pursuant to a stock sale, merger, business combination, recapitalization, consolidation, reorganization, restructuring or similar transaction, such Stockholders will have the right, under certain circumstances, to require the other Stockholders to sell the equity securities of the Company held by such other Stockholders in such sale on the same terms and conditions and at the same price as the Stockholders proposing to sell.

  The foregoing rights and obligations will terminate upon the first to occur of: (i) GSCP, the Investors and their permitted transferees under the Stockholders Agreement (the "Permitted Transferees") holding in the aggregate less than 50% of the sum of (a) the number of shares of Common Stock outstanding, on a fully diluted basis, immediately after giving effect to the transactions contemplated by the subscription agreement (the "Subscription Agreement") entered into on the same date and by the same parties as the Stockholders Agreement, except for the Management Investors, and (b) the number of additional shares of Common Stock, if any, issued pursuant to the "overcall" provisions of the Stockholders Agreement and (ii) GSCP, the Investors and their Permitted Transferees holding in the aggregate less than 40% of the fully diluted shares of Common Stock then outstanding. Notwithstanding these provisions, in the event of any merger, recapitalization, consolidation, reorganization or other restructuring of AMF Bowling as a result of which the Stockholders and their Permitted Transferees own less than a majority of the outstanding voting power of the entity surviving such transaction, the Stockholders Agreement will terminate.

Registration Rights Agreement

  AMF Bowling and the Stockholders entered into a Registration Rights Agreement on April 30, 1996 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, (i) each of Blackstone (as a group), Kelso (as a group) and Bain (as a group) may make one

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

demand (subject to certain exceptions) of AMF Bowling to register shares of Common Stock held by such group and (ii) GSCP may make up to five demands (subject to certain exceptions) of AMF Bowling to register shares of Common Stock held by it, in each case, so long as (a) the aggregate offering price for the shares to be sold is at least $50 million and (b) shares representing at least 5% of the sum of (1) the number of shares of Common Stock purchased by GSCP prior to execution of the Subscription Agreement, (2) the number of shares of Common Stock issued pursuant to the Subscription Agreement and (3) the number of shares (subject to adjustment) of Common Stock purchased by the Stockholders pursuant to the "overcall" provisions of the Stockholders Agreement are being registered. Upon a demand for registration by any of GSCP, Blackstone, Kelso or Bain, each of the other Stockholders is to be given the opportunity to participate on a pro rata basis in the registration demanded. The Registration Rights Agreement also provides the Stockholders with piggyback registration rights which allow each of them to include all or a portion of their shares of Common Stock under a registration statement filed by AMF Bowling, subject to certain exceptions and limitations. The foregoing summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement and the amendments thereto, which are filed as Exhibits 10.12 to 10.17 to the Registration Statement.

                             CERTAIN TRANSACTIONS

  Messrs. Friedman and O'Toole, each of whom is a Managing Director of Goldman Sachs, and Mr. Sacerdote, who is a limited partner of The Goldman Sachs Group, are directors of AMF Bowling, AMF Group Holdings and Bowling Worldwide. Mr. Friedman is also Chairman of AMF Bowling. Goldman Sachs and its affiliates together currently beneficially own a majority of the outstanding Common Stock. See "Securities Owned by Management and Certain Beneficial Owners". Goldman Sachs and their affiliates were the initial purchasers of the debt issued by Bowling Worldwide in connection with the Acquisition and received an underwriting discount of approximately $19.0 million in connection with the purchase and resale of certain senior subordinated notes and senior subordinated discount notes, each issued in March 1996, which were subsequently exchanged by the holders thereof for the Subsidiary Senior Subordinated Notes and the Subsidiary Senior Subordinated Discount Notes, respectively. Goldman Sachs also served as financial advisor to the owners of the Predecessor Company in connection with the Acquisition and received a fee in the form of 10-year warrants (the "Warrants") to purchase 870,000 shares of the Common Stock, on a fully diluted basis, at a purchase price of $.01 per share. The Warrants were valued for accounting purposes at approximately $8.7 million.

  In connection with the Credit Agreement and the amendments thereto, Goldman Sachs Credit Partners, L.P., an affiliate of Goldman Sachs, acted as Syndication Agent, Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc. acted as Arrangers, and Citibank, N.A. is acting as Administrative Agent. Total fees payable to Goldman Sachs Credit Partners, L.P. aggregate approximately $10.3 million, and such entity is reimbursed for expenses in connection with such services. Goldman Sachs Credit Partners, L.P. is also a lender under the Credit Agreement. See "Description of Certain Indebtedness--Credit Agreement". Goldman Sachs also received a cash fee of $5.0 million from AMF in connection with the Acquisition and was reimbursed for related expenses. Blackstone Management Partners L.P., an affiliate of Blackstone Group, and Kelso & Company, L.P., an affiliate of Kelso, each received an investment banking fee of $1.0 million, and Bain Capital, Inc., an affiliate of Bain, received a fee of $300,000, each in connection with the Acquisition. In 1997, total fees paid to Goldman Sachs Credit Partners, L.P. for services under the Credit Agreement were approximately $900,000. Such entity was also reimbursed for expenses incurred in connection with its services.

  Goldman Sachs acted as the Company's lead underwriter in connection with the Initial Public Offering. Underwriting discounts paid to the entire underwriting syndicate in the Initial Public Offering totaled $18,940,500.

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

  Goldman Sachs was an Initial Purchaser of the Debentures in the Private Placement. The aggregate discount paid to Goldman Sachs and the other Initial Purchasers in the Private Placement totaled $8,527,500.

  Bowling Worldwide and Goldman Sachs are parties to an engagement letter pursuant to which Goldman Sachs was retained as Bowling Worldwide's financial advisor to provide investment banking and financial advisory services, including in connection with acquisitions, dispositions or financings. Pursuant to the engagement, Bowling Worldwide has agreed to reimburse Goldman Sachs for their out-of-pocket expenses and indemnify Goldman Sachs in connection with their services arising under the engagement.

  The Company also entered into three interest rate cap agreements with Goldman Sachs Capital Markets, L.P. ("GSCM"), an affiliate of Goldman Sachs, all of which were executed to hedge the Company's exposure to fluctuations in the interest rates applicable to borrowings under the Credit Agreement. The Company paid a fee of $3.6 million to GSCM in 1996 in connection with the execution of the first of these transactions, which capped 3-month LIBOR on $500 million principal amount of debt at 6.5% until April 1998 and 7.5% from May 1998 through October 1998. The Company paid a fee of $15,000 to GSCM in respect of the second transaction executed on July 2, 1997, which capped 3-month LIBOR on $100 million in debt at 7.0% until March 31, 1998. The Company paid a fee of $50,000 to GSCM in respect of the third transaction executed on March 31, 1998, which capped 3-month LIBOR on $200 million in debt at 7.0% until March 31, 1999.

  The Company retained Michael Stanard Design, Inc. ("MSD"), a consultant, to provide marketing and related services in 1997 for an aggregate of $580,603. A majority owner of MSD is H. Michael Stanard, who is Douglas J. Stanard's brother. A substantial portion of such amounts were reimbursement of costs for materials, travel, printing and other out-of-pocket expenses.

  In 1997, the Company paid a fee of $300,000 to Goldman Sachs for its representation of the Company in connection with the Company's lease of its new bowling center at Chelsea Piers in New York.

  See "Executive Compensation--Employment Agreements" for a discussion of arrangements under which the Company made loans to Messrs. Standard and Hare on a non-recourse basis to enable them to purchase shares of Common Stock and "Executive Compensation--Settlement Agreement" for a discussion of the arrangement under which Mr. Standard's loan will be cancelled in connection with his resignation.

  AMF and the Stockholders have entered into the Stockholders Agreement and the Registration Rights Agreement. See "Securities Owned by Management and Certain Beneficial Owners--Stockholders Agreement" and "--Registration Rights Agreement".

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

                           DESCRIPTION OF DEBENTURES

  As used in this "Description of Debentures", the "Company" refers to AMF Bowling and does not, unless the context otherwise indicates, include its subsidiaries.

  The Debentures were issued under an indenture dated as of May 12, 1998 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). The Indenture will be qualified under the Trust Indenture Act of 1939, as amended. The Indenture and the Debenture Registration Rights Agreement are filed as Exhibits 4.7 and 4.8, respectively, to the Registration Statement. The following summaries of certain provisions of the Debentures, the Indenture and the Debenture Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debentures (the form of which is included in the Indenture), the Indenture and the Debenture Registration Rights Agreement, including the definitions therein of certain terms that are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Debenture included in the Indenture) or Debenture Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference.

General

  The Debentures are unsecured obligations of the Company, limited to $1,125,000,000 aggregate principal amount at maturity, and will mature on May 12, 2018.

  The Debentures were offered at a substantial discount from their principal amount at maturity. See "Certain Federal Income Tax Considerations". There are not and will not be any periodic payments of interest on the Debentures. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price of the Debentures and the principal amount of a Debenture at maturity) in the period during which a Debenture remains outstanding is on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. Such accrual commenced on May 12, 1998. Maturity, conversion, purchase by the Company at the option of a Holder or redemption of a Debenture will cause Original Issue Discount and interest and Liquidated Damages, if any, to cease to accrue on such Debenture, under the terms and subject to the conditions of the Indenture. The Company may not reissue a Debenture that has matured or been converted, purchased by the Company at the option of a Holder, redeemed or otherwise canceled (except for a cancellation for purposes of registration of transfer, exchange or replacement of a Debenture).

  The principal amount at maturity of each Debenture will be payable at the office or agency of the paying agent, initially the Trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for such purpose. Debentures may be presented for conversion or exchange into Common Stock at the office of the conversion agent and Debentures in definitive form may be presented for exchange for other Debentures of any authorized denomination or for registration of transfer at the office of the registrar, each such agent initially being the Trustee. The Company does not charge a service charge for any registration of transfer or exchange of Debentures; however, the Company may require payment by a Holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

Form, Denomination and Registration

  The Debentures were issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples thereof.

Global Debentures; Book-Entry Form

  The Debentures are evidenced by global Debentures in definitive, fully registered form without interest coupons (collectively, the "Global Debentures"), which have been deposited with The Bank

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

of New York, as custodian for DTC, and registered in the name of Cede & Co. ("Cede"), as nominee for DTC. Except as set forth below, record ownership of the Global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  Holders may beneficially own interests in the Global Debentures held by DTC only through participants in DTC ("Participants") or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant either directly or indirectly ("Indirect Participants"). A Holder may hold its interest in the Global Debentures directly through DTC if it is a Participant in DTC or indirectly through organizations that are Participants. Transfers between Participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Debentures to such persons may be limited.

  So long as the Debentures are held in book-entry form, cash payment of principal of, premium, if any, and interest and Liquidated Damages, if any, on, the Global Debentures will be made to Cede, the nominee for DTC, as the registered Holder of the Global Debentures, by wire transfer of immediately available funds on each relevant payment date. Neither the Company nor the Trustee has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Debentures, including for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial ownership interests, and the Company and the Trustee may conclusively rely on, and are protected in relying on, instructions from DTC for all purposes.

  The Company has been informed that, with respect to any cash payment of principal of, premium, if any, and interest and Liquidated Damages, if any, on the Global Debentures, DTC's practice is to credit Participants' accounts on the applicable payment date with payments in amounts proportionate to their respective beneficial interests in the Debentures represented by the Global Debentures as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Debentures only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Debentures represented by the Global Debentures held through such Participants are the responsibility of such Participants, as is the case with securities held for the accounts of customers registered in "street name".

  The Company will send redemption notices to Cede, as the registered holder of the Global Debentures. If less than all the Debentures are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each Participant in such issue to be redeemed.

  Neither DTC or Cede will consent or vote with respect to the Debentures. Under its usual procedures, DTC mails an omnibus proxy (the "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede's consenting or voting rights to those Participants to whose accounts the Debentures are credited on the record date identified in a listing attached to the Omnibus Proxy.

  Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants, the ability of a person having a beneficial interest in the principal amount represented by the Global Debentures to pledge such interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of such interest, may be limited by the lack of a physical certificate evidencing such interest.

  DTC has advised the Company that it will take any action permitted to be taken by a Holder of Debentures (including the presentation of Debentures for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Debentures are credited and only in respect of such portion of the principal amount of the Debentures represented by the Global Debentures as to which such Participant or Participants has or have given such direction.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Commission.

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Debentures among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

  If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Debentures in definitive registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples thereof, in exchange for the Global Debentures representing such Debentures. In addition, the Company may at any time and in its sole discretion determine not to have any Debentures represented by the Global Debentures and, in such event, will issue Debentures in definitive registered form, without coupons, in exchange for the Global Debentures representing such Debentures. In any such instance, an owner of a beneficial interest in the Global Debentures will be entitled to physical delivery in definitive form of Debentures represented by such Global Debentures equal in principal amount at maturity to such beneficial interest and to have such Debentures registered in its name.

  So long as DTC, or its nominee, is the registered owner of the Global Debentures, DTC or its nominee, as the case may be, will be considered the sole legal owner or Holder of the Debentures represented by the Global Debentures for all purposes under the Indenture. Except as set forth above, owners of beneficial interests in such Global Debentures are not entitled to have Debentures represented by the Global Debentures registered in their names, do not receive and are not entitled to receive physical delivery of Debentures in definitive form and are not considered the legal owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Debentures must rely on the procedures of DTC and, if such person is not a Participant, those of the Participant and any Indirect Participant through which such person owns its interest, in order to exercise any rights of a Holder under the Indenture or such Debenture.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. None of the Company, the Trustee nor any of their respective agents has any responsibility for the performance by DTC, the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in the Global Debentures.

Conversion Of Debentures

  A Holder of a Debenture may convert it into Common Stock of the Company at any time prior to the close of business on May 12, 2018; provided, that if a Debenture is called for redemption, the

Holder may convert it only until the close of business on the applicable Redemption Date unless the Company defaults in the payment of the Redemption Price. A Debenture in respect of which a Holder has delivered a Purchase Notice (as hereinafter defined) exercising the option of such Holder to require the Company to purchase such Debenture may be converted only if such notice is withdrawn in accordance with the terms of the Indenture. Similarly, a Debenture in respect of which a Holder is exercising its option to require redemption upon a Debenture Change of Control may be converted only if such Holder withdraws its election to exercise its option in accordance with the terms of the Indenture. A Holder may convert such Holder's Debentures in part so long as such part is $1,000 principal amount at maturity and integral multiples thereof.

  "Trading Day" means, in respect of any securities exchange or securities market, each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

  The initial Conversion Rate is 8.6734 shares of Common Stock per $1,000 principal amount at maturity of Debentures, subject to adjustment upon the occurrence of certain events, as described below. A Holder entitled to a fractional share of Common Stock will receive cash equal to the then Current Market Price of that fractional share.

  On conversion of a Debenture, a Holder will not receive any cash payment representing accrued Original Issue Discount. The Company's delivery to the Holder of the fixed number of shares of Common Stock into which the Debenture is convertible (together with the cash payment, if any, in lieu of fractional shares of Common Stock) will be deemed to satisfy the Company's obligation to pay the principal amount of the Debenture including the accrued Original Issue Discount attributable to the period from the Issue Date to the Conversion Date. Thus, the accrued Original Issue Discount is deemed to be paid in full rather than canceled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the Debentures for such accrued Original Issue Discount. Because the number of shares of Common Stock issuable upon conversion of each Debenture does not increase even though the accreted value of the Debentures (i.e., the Issue Price plus accrued Original Issue Discount) increases over time, the implied effective conversion price will increase over time.

  For so long as the Debentures are held in the form of a Global Debenture, Holders who desire to convert their Debentures into Common Stock should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such request.

  To convert a definitive Debenture into Common Stock, a Holder must (i) complete and manually sign the conversion notice on the back of the Debenture (or complete and manually sign a facsimile thereof) and deliver such notice to the conversion agent, (ii) surrender the Debenture to the conversion agent,
(iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay all transfer or similar taxes. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the "Conversion Date".

  The Conversion Rate is subject to adjustment in certain events, including
(a) dividends (and other distributions) payable in Common Stock on shares of capital stock of the Company, (b) the issuance to all holders of Common Stock of certain rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (determined as provided in the Indenture) of Common Stock as of the record date for holders entitled to receive such rights, options or warrants, (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock or other property (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (a) and (b) above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations to which the second succeeding paragraph applies), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock, to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the closing market price per share of Common Stock on the Trading Day next succeeding the date of payment (the "Current Market Price"), concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 12.5% of the Company's market capitalization (being the product of the then current market price of the Common Stock and the number of shares of Common Stock then outstanding) on the record date for such distribution and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock, to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price at such time, the aggregate amount of which, together with (i) any cash and other consideration in excess of the then Current Market Price paid in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 12.5% of the Company's market capitalization on the expiration of such tender offer.

  No adjustment in the Conversion Rate is required unless such adjustment would require a change of at least 1% in the rate then in effect; provided that any adjustment that would otherwise be required to be made is carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Rate is not adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

  In the case of (i) any reclassification of the Common Stock or (ii) a consolidation or merger involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the Holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, sale or conveyance had such Debentures been converted immediately prior to such reclassification, consolidation, merger, sale or conveyance assuming that a Holder of Debentures would not have exercised any rights of election as to the stock, securities or other property or assets (including cash) receivable in connection therewith.

  In the event of a taxable distribution to holders of Common Stock or in certain other circumstances requiring an adjustment to the Conversion Rate, the Holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations".

  The Company from time to time may, to the extent permitted by law, increase the Conversion Rate by any amount for any period of at least 20 days if the Board has made a determination, in its sole discretion, that such increase would be in the best interests of the Company, which determination shall be conclusive. The Company will give notice of such increase at least 15 days' prior to the increase. The Company may, at its option, make such increases in the Conversion Rate, in addition to and subject to those set forth above, as the Board deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations".

Redemption of Debentures at the Option of the Company

  Prior to May 12, 2003, the Debentures are not redeemable at the option of the Company. Beginning on May 12, 2003, the Company may redeem the Debentures for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to Holders of Debentures, at a Redemption Price equal to the Issue Price of the Debentures plus accrued Original Issue Discount through the date of redemption. The Debentures will be redeemable in integral multiples of $1,000 principal amount at maturity.

  The table below shows the Redemption Price of the Debentures per $1,000 principal amount at maturity at May 12, 2003 and at each May 12 thereafter prior to maturity and at maturity on May 12, 2018, which prices reflect the accrued Original Issue Discount calculated to each such date. The Redemption Price of a Debenture redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table to the actual date of redemption.

                                                               (2)
                                                             Accrued
                                                             Original    (3)
                                                     (1)      Issue   Redemption
                                                  Debenture  Discount   Price
                                                 Issue Price At 7.0%  (1) + (2)
                                                 ----------- -------- ----------
   May 12, 2003.................................   $252.57   $103.71   $ 356.28
   May 12, 2004.................................    252.57    129.08     381.65
   May 12, 2005.................................    252.57    156.27     408.84
   May 12, 2006.................................    252.57    185.39     437.96
   May 12, 2007.................................    252.57    216.58     469.15
   May 12, 2008.................................    252.57    250.00     502.57
   May 12, 2009.................................    252.57    285.79     538.36
   May 12, 2010.................................    252.57    324.14     576.71
   May 12, 2011.................................    252.57    365.21     617.78
   May 12, 2012.................................    252.57    409.21     661.78
   May 12, 2013.................................    252.57    456.35     708.92
   May 12, 2014.................................    252.57    506.84     759.41
   May 12, 2015.................................    252.57    560.93     813.50
   May 12, 2016.................................    252.57    618.87     871.44
   May 12, 2017.................................    252.57    680.94     933.51
   May 12, 2018.................................    252.57    747.43   1,000.00

  Debentures registered in the name of DTC or its nominee will be redeemed as described under "--Global Debentures; Book-Entry Form". If less than all of the outstanding Debentures are to be redeemed when the Debentures are held in definitive form, the Trustee shall select the Debentures to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by any other method the Trustee considers fair and appropriate (as long as such method is not prohibited by the rules of any stock exchange on which the Debentures are then listed). If a portion of a Holder's certificated Debentures is selected for partial redemption and such Holder converts a portion of such Debentures, such converted portion shall be deemed to be the portion selected for redemption.

  No sinking fund is provided for the Debentures.

Redemption At The Option Of The Holder Upon A Debenture Change Of Control

  If a Debenture Change of Control occurs, each Holder has the right, at the Holder's option, to require the Company to repurchase any or all of such Holder's Debentures, on the date (the "Repurchase Date") that is 45 days after the date of the Change of Control Company Notice (as defined below), at a price (the "Debenture Change of Control Redemption Price") equal to the Issue Price plus accrued Original Issue Discount to the Repurchase Date. The Debentures are redeemable in integral multiples of $1,000 principal amount at maturity.

  The Company may, at its option, in lieu of paying the Debenture Change of Control Redemption Price in cash, pay the Debenture Change of Control Redemption Price or a portion thereof in Common Stock. If the Company elects to pay the Debenture Change of Control Redemption Price, in whole or in part in Common Stock, the number of shares to be delivered in respect of the portion of the Debenture Change of Control Redemption Price to be paid in Common Stock shall be equal to such portion of the Debenture Change of Control Redemption Price divided by 95% of the Market Price of the Common Stock. However, no fractional shares of Common Stock will be delivered upon any purchase of Debentures by the Company through the delivery of Common Stock in payment, in whole or in part, of the Debenture Change of Control Redemption Price. Instead, the Company will pay cash based on the Market Price for all fractional shares of Common Stock. The Company may elect to pay the Debenture Change of Control Redemption Price in Common Stock only if the information necessary to calculate the Market Price is reported in a daily newspaper of national circulation.

  Within 30 days after the occurrence of a Debenture Change of Control, the Company is obligated to give to all Holders notice, as provided in the Indenture (the "Change of Control Company Notice"), of the occurrence of such Debenture Change of Control and of the repurchase right arising as a result thereof. The Change of Control Company Notice shall be sufficiently given to Holders if in writing and mailed, first class postage prepaid, to each Holder affected by such event, at the address of such Holder. The Company must also deliver a copy of the Change of Control Company Notice to the Trustee. To exercise the repurchase right, a Holder must deliver on or before the 30th day after the date of the Change of Control Company Notice written notice to the Trustee of the Holder's exercise of such right, together with the Debentures with respect to which the right is being exercised. At least two business days prior to the Repurchase Date, the Company must publish a notice in the manner described above specifying whether the Company will pay the Debenture Change of Control Redemption Price in cash or in Common Stock, or combination thereof (specifying the percentage of each). Any such notice by the Holder may be withdrawn by the Holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Repurchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Holder's notice.

  A Debenture Change of Control shall be deemed to have occurred at such time as there shall occur:

    (i) the acquisition by any Person other than the Permitted Holders and their Related Parties of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than any such acquisition by the Company, any subsidiary of the Company or any employee benefit plan of the Company, and such Person beneficially owns more of such voting stock than the Permitted Holders and their Related Parties; or

    (ii) any consolidation of the Company with, or merger of the Company into, any other Person other than the Permitted Holder and their Related Parties, any merger of another Person other than the Permitted Holder and their Related Parties into the Company, or any sale or transfer of all or substantially all of the assets of the Company to another Person other than the Permitted Holder and their Related Parties (other than (a) any such transaction (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock and (y) pursuant to which holders of Common Stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving Person immediately after such transaction and
  (b) any merger which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock);

provided, however, that a Debenture Change of Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Debenture Change of Control or the public announcement of the Debenture Change of Control (in the case of a Debenture Change of Control under clause (i) above) or ending immediately before the Debenture Change of Control (in the case of a Debenture Change of Control under clause (ii) above) shall equal or exceed 105% of the effective conversion price in effect on each such Trading Day (i.e., the Issue Price plus the accrued Original Issue Discount through such Trading Day, divided by the Conversion Rate in effect on such Trading Day), or (b) all of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Debenture Change of Control consists of common stock traded on a national securities exchange or quoted on the Nasdaq National Market and as a result of such transaction or transactions the Debentures become convertible solely into such common stock. "Beneficial ownership" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of original execution of the Indenture.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meaning, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

  "Permitted Holders" means Goldman Sachs and any of its Affiliates.

  "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Related Parties" means any Person controlled by the Permitted Holders, including any partnership of which any of the Permitted Holders or their Affiliates is a general partner.

  If the paying agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Debenture Change of Control Redemption Price on the Business Day following the Repurchase Date, then, on and after such date, such Debenture will cease to be outstanding and Original Issue Discount and interest, if any, on such Debenture will cease to accrue whether or not book-entry transfer of such Debenture is made or such Debenture is delivered to the paying agent, and all other rights of the Holder shall terminate (other than the right to receive the Debenture Change of Control Redemption Price upon delivery of the Debenture).

  The Company will comply with the provisions of Rule 13e-4 of the Exchange Act and any other tender offer rules under the Exchange Act which may then be applicable in connection with the redemption rights of Holders of the Debentures in the event of a Debenture Change of Control.

  The redemption rights of the Holders of Debentures could discourage a potential acquiror of the Company. The Debenture Change of Control redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

  The term "Debenture Change of Control" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company, nor would the requirement that the Company offer to repurchase the Debentures upon a Debenture Change of Control necessarily afford the Holders of the Debentures protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. Moreover, at the time a Debenture Change of Control occurs, AMF Bowling may not have cash available to repurchase the Debentures for cash. See "Risk Factors--Risks with respect to a Debenture Change of Control or Change of Control" and "Description of Certain Indebtedness".

  No Debentures may be redeemed at the option of Holders upon a Debenture Change of Control if there has occurred and is continuing an Event of Default described under "--Events of Default; Notice and Waiver" below (other than a default in the payment of the Debenture Change of Control Redemption Price with respect to such Debentures). In the event of a Debenture Change of Control and exercise by Holders of the Debentures of their associated rights to require the Company to redeem all or a portion of their Debentures, there can be no assurance that the Company would have sufficient funds to pay the redemption price in cash for all the Debentures tendered by the Holders thereof. Any future credit agreements or other agreements relating to other indebtedness to which the Company or its subsidiaries become a party may contain similar default provisions and may provide that the maturing of any obligation to redeem the Debentures upon a Debenture Change of Control would constitute an event of default thereunder and may restrict or prohibit the redemption of the Debentures. A Debenture Change of Control may also constitute a Change of Control under the Subsidiary Indentures and an event of default under the Credit Agreement. If a Debenture Change of Control occurs at a time when the Company is prohibited from redeeming the Debentures, the Company could seek the consent of its then existing lenders to redeem the Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from redeeming the Debentures. In such case, the Company's failure to redeem Debentures required to be redeemed under the terms of the Indenture would constitute an Event of Default under the Indenture.

Purchase of Debentures at the Option of the Holder

  On May 12, 2003, May 12, 2008 and May 12, 2013 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the Holder thereof, any outstanding Debenture for which a written Purchase Notice has been delivered by the Holder to the office of the paying agent (initially the Trustee) at any time from the opening of business on the date that is 20 Business Days (as hereinafter defined) prior to such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions.

  The Purchase Notice shall state (i) the certificate numbers of the Debentures to be delivered by the Holder thereof for purchase by the Company;
(ii) the portion of the principal amount at maturity of Debentures to be purchased, which portion must be $1,000 or an integral multiple thereof; (iii) that such Debentures are to be purchased by the Company pursuant to the applicable provisions of the Debentures; and (iv) if the Company elects, pursuant to the Company Notice (as hereinafter defined), to pay the Purchase Price to be paid as of such Purchase Date in Common Stock, in whole or in part, but such Purchase Price is ultimately to be paid to such Holder entirely in cash because any of the conditions to payment of the Purchase Price (or portion thereof) in Common Stock is not satisfied by the Purchase Date, as described below, whether such Holder elects (x) to withdraw such Purchase Notice as to some or all of the Debentures to which it relates (stating the principal amount at maturity and certificate numbers of the Debentures as to which such withdrawal shall relate), or (y) to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice. If the Holder fails to indicate, in the Purchase Notice and in any written notice of withdrawal relating to such Purchase Notice, such Holder's choice with respect to the election described in clause (iv) above, such Holder shall be deemed to have elected to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice in such circumstances. For a discussion of the tax treatment of a Holder receiving cash or Common Stock pursuant to its election to tender its Debentures to the Company on a Purchase Date, see "Certain Federal Income Tax Considerations".

  Any Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice.

  The Purchase Price payable in respect of a Debenture shall be equal to the Issue Price plus accrued Original Issue Discount to the Purchase Date. The table below shows the Purchase Prices of a Debenture as of the specified Purchase Dates. The Company may elect to pay the Purchase Price payable as of any Purchase Date in cash or Common Stock or any combination thereof.

   Purchase Date                                                          Price
   -------------                                                         -------
   May 12, 2003......................................................... $356.28
   May 12, 2008.........................................................  502.57
   May 12, 2013.........................................................  708.92

  If the Company elects to pay the Purchase Price, in whole or in part, in Common Stock, the number of shares to be delivered in respect of the portion of the Purchase Price to be paid in Common Stock shall be equal to such portion of the Purchase Price divided by the Market Price (as hereinafter defined) of the Common Stock. However, no fractional Common Stock will be delivered upon any purchase by the Company of Debentures through the delivery of Common Stock in payment, in whole or in part, of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional Common Stock.

  The Company will give notice (the "Company Notice") not less than 20 Business Days prior to the Purchase Date (the "Company Notice Date") to all Holders at their addresses shown in the register of the registrar stating, among other things, whether the Company will pay the Purchase Price of the Debentures in cash or Common Stock, or a combination thereof (specifying the percentage of each) and, if the Company elects to pay in Common Stock, in whole or in part, the method of calculating the Market Price of the Common Stock.

  The "Market Price" means the average of the Sale Prices (as hereinafter defined) of the Common Stock for the five Trading Day period ending on the third Business Day prior to the applicable Purchase Date if the third Business Day prior to the applicable Purchase Date is a Trading Day or, if it is not a Trading Day, then on the last Trading Day prior to such third Business Day. The Market Price will be appropriately adjusted to take into account the occurrence during the period commencing on the first of such Trading Days during such five Trading Day period and ending on such Purchase Date of certain events that would result in an adjustment of the Conversion Rate under the Indenture with respect to the Common Stock. The "Sale Price" of the Common Stock on any date means the closing per share sale price (or if no closing sale price is reported, the average bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional stock exchange, as reported by the Nasdaq National Market. Because the Market Price of the Common Stock is determined prior to the applicable Purchase Date, Holders of Debentures bear the market risk with respect to the value of the Common Stock to be received from the date of determination of such Market Price to such Purchase Date. The Company may elect to pay the Purchase Price in Common Stock only if the information necessary to calculate the Market Price is reported in a daily newspaper of national circulation.

  Upon determination of the actual number of shares of Common Stock in accordance with the foregoing provisions, the Company will publish such determination in a daily newspaper of national circulation.

  The Company's right to purchase Debentures with Common Stock is subject to the satisfaction of various conditions, including compliance with applicable federal and state securities laws, if any. If such conditions are not satisfied by a Purchase Date, the Company will pay the Purchase Price of the Debentures to be purchased on such Purchase Date entirely in cash. See "Certain Federal Income Tax Considerations". The Company will comply with the provisions of Rule 13e-4 of the Exchange Act and any other tender offer rules under the Exchange Act which may then be applicable and will file a Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Debentures at the option of Holders.

  Payment of the Purchase Price for a Debenture for which a Purchase Notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of such Debenture (together with necessary endorsements) to the paying agent (initially, the Trustee) at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for such purpose, at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such Debenture will be made promptly following the later of the Purchase Date or the time of book-entry transfer or delivery of such Debenture. If the paying agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such Debenture on the Business Day following the Purchase Date, then, on and after such date, such Debenture will cease to be outstanding and Original Issue Discount on such Debenture will cease to accrue whether or not book-entry transfer of such Debenture is made or such Debenture is delivered to the paying agent, and all other rights of the Holder shall terminate (other than the right to receive the Purchase Price upon delivery of the Debenture).

  No Debentures may be purchased at the option of the Holder for cash if there has occurred (prior to, on or after the giving by the Holders of such Debentures of the required Purchase Notice) and is continuing an Event of Default described under "--Events of Default; Notice and Waiver" below (other than a default in the payment of the Purchase Price with respect to such Debentures).

  If the Company becomes obligated to purchase any outstanding Debenture on a Purchase Date, there can be no assurance that the Company would have sufficient funds to pay the Purchase Price on that Purchase Date (in which case, the Company could be required to issue shares of Common Stock to pay the Purchase Price at valuations based on then prevailing market prices) for all the Debentures tendered by the Holders thereof. Bowling Worldwide is prohibited under both the Credit Agreement and the Subsidiary Indenture from upstreaming funds by dividends, loans or otherwise, to redeem or repurchase the Debentures. See "Risk Factors--Holding Company Structure". Although the Credit Agreement does not currently prohibit the purchase of Debentures on a Purchase Date, any future credit agreements (including an extension of the Credit Agreement) or other agreements relating to other indebtedness to which the Company or its Subsidiaries become a party may provide that the maturing of any obligation to purchase the Debentures would constitute an event of default thereunder and may restrict or prohibit the repurchase of the Debentures. If a Purchase Date occurs at a time when the Company is prohibited from repurchasing the Debentures, the Company could seek the consent of its then existing lenders to repurchase the Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing the Debentures. The Company's failure to repurchase Debentures required to be repurchased under the terms of the Indenture would constitute an Event of Default under the Indenture.

Mergers and Sales of Assets by the Company

  The Company may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other items, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia, (ii) such successor person assumes all obligations of the Company under the Debentures and the Indenture and (iii) the Company or such successor person shall not immediately thereafter be in default under the Indenture. Upon the assumption of the Company's obligations by such person in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the Debentures and the Indenture. Certain such transactions that would constitute a Debenture Change of Control would permit each Holder to require the Company to redeem the Debentures of such Holder as described under "--Redemption at the Option of the Holder Upon a Debenture Change of Control".

Events of Default; Notice and Waiver

  The Indenture provides that, if an Event of Default specified therein has occurred and is continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding may declare the Issue Price of the Debentures plus the Original Issue Discount on the Debentures, interest, if any, and any Liquidated Damages under the Debenture Registration Rights Agreement accrued to the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the Issue Price of the Debentures plus the Original Issue Discount, interest, if any, or any Liquidated Damages accrued thereon to the occurrence of such event shall automatically become and be immediately due and payable. Under certain circumstances, the Holders of a majority in aggregate principal amount at maturity of the outstanding Debentures may rescind any such acceleration with respect to the Debentures and its consequences. Upon a default in the payment of the Issue Price, accrued Original Issue Discount, accrued Liquidated Damages, if any, or any Redemption Price, Purchase Price or Debenture Change of Control Redemption Price, interest shall accrue at the rate of 7% per annum and be payable on demand on any such unpaid amount to the extent that payment of such interest shall be legally enforceable.

  Under the Indenture, Events of Default are defined as: (i) default in payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, accrued Liquidated Damages, if any, interest, if any, Redemption Price, Purchase Price or Debenture Change of Control Redemption Price with respect to any Debenture when such becomes due and payable, provided that in the case of any failure to pay Liquidated Damages, such failure continues for a period of 30 days; (ii) failure by the Company to comply with any of its other agreements in the Debentures or the Indenture upon the receipt by the Company of notice of such default by the Trustee or by Holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding and the Company's failure to cure such default within 60 days after receipt by the Company of such notice (plus an additional 60 days in the case of defaults subject to cure, provided the Company commences such cure within the initial 60 days, and is diligently pursuing such cure); (iii) default which results in acceleration of any indebtedness for money borrowed by the Company or any of its subsidiaries in an aggregate principal amount of $25 million or more; or (iv) certain events of bankruptcy or insolvency.

  The Trustee shall give notice to Holders of the Debentures of any continuing default known to the Trustee within 90 days after the occurrence thereof, provided that the Trustee may withhold such notice (except with respect to a default in payment) if it determines in good faith that withholding the notice is in the interests of the Holders.

  The Holders of a majority in aggregate principal amount at maturity of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee shall be entitled to receive from such Holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. No Holder of any Debenture will have any right to pursue any remedy with respect to the Indenture or the Debentures, unless (i) such Holder shall have previously given the Company and the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount at maturity of the outstanding Debentures shall have made a written request to the Trustee to pursue such remedy; (iii) such Holder or Holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the Holders of a majority in aggregate principal amount at maturity of the outstanding Debentures have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

  The right of any Holder (x) to receive payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, accrued Liquidated Damages, if any, Redemption Price, Purchase Price, Debenture Change of Control Redemption Price and any interest in respect of a default in the payment of any such amounts on a Debenture, on or after the due date expressed in such Debenture, (y) to institute suit for the enforcement of any such payments or conversion, or (z) to convert Debentures into Common Stock shall not be impaired or adversely affected without such Holder's consent. The Holders of at least a majority in aggregate principal amount at maturity of the outstanding Debentures may waive an existing default and its consequences, other than (i) any default in any payment on the Debentures, (ii) any default with respect to the conversion rights of the Debentures or (iii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the Holder of each Debenture as described in "--Modification" below. The Company is required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

Registration Rights

  The Company has agreed, pursuant to the Debenture Registration Rights Agreement, to keep the Registration Statement effective until the earlier of
(i) the sale pursuant to the Registration Statement of all the securities registered thereunder or (ii) the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act, or any successor provision. After the end of this period, the Company will not be required to file or maintain the effectiveness of any registration statement with respect to the Debentures or the Common Stock issuable upon conversion, redemption or repurchase thereof. The Company will be permitted to suspend the use of the Prospectus that is a part of the Registration Statement under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events for a period not to exceed 30 days in any three-month period or not to exceed an aggregate of 90 days in any 12-month period; provided, however, that the Company will be permitted to suspend the use of the Prospectus for a period not to exceed 60 days in any 3-month period or 90 days in any 12-month period under certain circumstances relating to acquisitions or similar transactions. The Company has agreed to pay predetermined liquidated damages as described herein ("Liquidated Damages") to Holders of Debentures and Holders of Common Stock issued upon conversion of the Debentures if the

Prospectus is unavailable for periods in excess of those permitted above. Such Liquidated Damages shall accrue until such unavailability is cured, (i) in respect of any Debenture, at a rate per annum equal to 0.25% for the first 90 day period after the occurrence of such event and 0.5% thereafter of the Applicable Principal Amount (as hereinafter defined), and (ii) in respect of any shares of Common Stock, at a rate per annum equal to 0.25% for the first 90 day period and 0.5% thereafter of the then Applicable Conversion Price (as hereinafter defined).

  A Holder who sells Debentures and Common Stock issued upon conversion of the Debentures pursuant to the Registration Statement generally will be required to be named as a selling stockholder in this Prospectus (or an amendment or supplement hereto), deliver this Prospectus (as amended or supplemented) to purchasers and be bound by certain provisions of the Debenture Registration Rights Agreement that are applicable to such Holder (including certain indemnification provisions). The Company has agreed to pay all fees and expenses incident to the filing of the Registration Statement and maintaining its effectiveness for resales of the Securities. In addition, in the event of an underwritten offering, the Company will pay the fees and expenses incurred by it in connection with such offering including those of its independent counsel and accountants, and will also pay up to a maximum of $75,000 for the fees and expenses of a single counsel selected by a plurality of all Holders of the Debentures holding an aggregate of not less than 25% of the Securities included in such offering to represent them in connection with such offering. The Holders participating in such offering will be responsible (on a pro rata basis based on the principal amount of the Securities included in such offering) for all fees and expenses of such counsel in excess of $75,000. Except as provided in the preceding two sentences, each Holder of Securities included in the Registration Statement will be responsible for all underwriting discounts and commissions payable in connection with the sale of such Holder's Securities and any other fees and expenses incurred by it in connection with the Registration Statement. The Company will provide to each registered Holder copies of this Prospectus, notify each registered Holder when the Registration Statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Debentures and the Common Stock issued upon conversion, redemption or repurchase of the Debentures. The plan of distribution of the Prospectus permits resales of the Securities by Selling Securityholders through brokers and dealers. See "Plan of Distribution".

  The term "Applicable Principal Amount" means, as of any date of determination, with respect to each $1,000 principal amount at maturity of Debentures, the Issue Price of such Debentures plus accrued Original Issue Discount with respect to such Debentures through such date of determination or, if no Debentures are then outstanding, such sum calculated as if such Debentures were then outstanding. The term "Applicable Conversion Price" means, as of any date of determination, the Applicable Principal Amount per $1,000 principal amount at maturity of Debentures as of such date of determination divided by the Conversion Rate in effect as of such date of determination or, if no Debentures are then outstanding, the Conversion Rate that would be in effect were Debentures then outstanding.

  The Company has agreed in the Debenture Registration Rights Agreement to give notice (a "Filing Notice") to all Holders of the filing and effectiveness of the Registration Statement by release made to Reuters Economic Services and Bloomberg Business News. A notice and questionnaire in the form attached to the Debenture Registration Rights Agreement (the "Questionnaire") must be completed and delivered by a holder to the Company within 30 days of such Filing Notice. Any person that acquires any Securities from an electing holder (excluding any Securities that were not identified in the Questionnaire delivered by such electing holder) will be entitled to have such Securities included in the Registration Statement so long as such transferee provides the Company with an updated Questionnaire. If a Holder's or such transferee's Questionnaire is received on or prior to the 10th day prior to the effective time of the Registration Statement, such Holder or transferee will be entitled to have such Holder's or transferee's Securities included in the Registration Statement at the effective time. If any such Holder's or transferee's updated Questionnaire is received subsequent to such 10th day, the Securities covered by such Questionnaire will be included in the Registration Statement reasonably promptly after receipt (which date of inclusion may be subsequent to the effective time of the Registration Statement). Holders are required to complete and deliver the Questionnaire prior to the effectiveness of the Registration Statement so that such Holders may be named as selling securityholders in the related prospectus at the time of effectiveness. Upon receipt of such a completed Questionnaire, together with such other information as may be reasonably requested by the Company, from a Holder following the effectiveness of the Registration Statement, the Company will, as promptly as practicable but in any event within five business days of such receipt, file such amendments to the Registration Statement or supplements to the related prospectus as are necessary to permit such Holder to deliver such prospectus to purchasers of the Securities (subject to the Company's right to suspend the use of the prospectus as described above). The Company has agreed to pay Liquidated Damages in the amount set forth above to such Holder if the Company fails to make such filing in the time required or, if such filing is a post-effective amendment to the Registration Statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing thereof. Any Holder that does not complete and deliver a Questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any Securities pursuant to the Registration Statement.

  The summary herein of certain provisions of the Debenture Registration Rights Agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the Debenture Registration Rights Agreement, which has been filed as Exhibit 4.8 to the Registration Statement.

Modification

  Modification and amendment of the Indenture or the Debentures may be effected by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the Debentures then outstanding. Notwithstanding the foregoing, no such amendment may, without the consent of each Holder affected thereby: (i) reduce the principal amount at maturity, Issue Price, Purchase Price, Debenture Change of Control Redemption Price or Redemption Price, or extend the stated maturity of any Debenture or alter the manner or rate of accrual of Original Issue Discount, interest or Liquidated Damages, or make any Debenture payable in money or securities other than that stated in the Debenture; (ii) make any change to the principal amount at maturity of Debentures whose Holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers; (iii) make any change that adversely affects the right to convert any Debenture or the right to require the Company to purchase a Debenture or the right to require the Company to repurchase a Debenture upon a Debenture Change of Control; or (iv) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the Debentures. The Indenture also provides for certain modifications of its terms without the consent of the Holders.

Taxation of Debentures

  See "Certain Federal Income Tax Considerations" for a discussion of certain tax aspects which will apply to a Holder of Debentures.

Information Concerning the Trustee

  The Bank of New York, as Trustee under the Indenture, has been appointed by the Company as paying agent, conversion agent, registrar and custodian with regard to the Debentures.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company and certain provisions of the Certificate of Incorporation and By-Laws is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and By-Laws, filed as Exhibits 3.1 and 3.2, respectively, to the Registration Statement.

  The authorized capital stock of the Company consists of (i) 200,000,000 shares of Common Stock, par value $.01 per share, of which 59,747,550 shares were outstanding as of October 23, 1998, and (ii) 50,000,000 shares of Preferred Stock, of which no shares are outstanding.

Common Stock

  Holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders of AMF Bowling and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors of AMF Bowling may elect all of the directors of AMF Bowling standing for election. As a result of its ownership of 50.9% of the outstanding Common Stock and the terms of the Stockholders Agreement, GSCP has the ability to control the election of a majority of the Board, appoint new management and approve or block any action requiring the approval of AMF Bowling's stockholders, including adopting amendments to the Certificate of Incorporation and approving mergers or sales of substantially all of AMF Bowling's assets, in each case, subject to the restrictions contained in the Stockholders Agreement. The Stockholders Agreement also provides for three of the investment funds which are stockholders of AMF Bowling each to nominate a director with each such nominee being subject to GSCP's consent, and for the formation of the Executive Committee.

  Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of AMF Bowling, holders of Common Stock are entitled to share ratably in all assets remaining after payment of AMF Bowling's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock issuable upon conversion or repurchase of the Debentures will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which AMF Bowling may designate and issue in the future.

  The Common Stock is listed on the NYSE under the symbol "PIN".

Preferred Stock

  The Board is authorized to issue from time to time 50,000,000 shares of Preferred Stock in one or more series, and to fix the rights, designations, powers, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, all without stockholder approval. The ability of the Board to issue Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, AMF Bowling or a majority of the outstanding stock of AMF Bowling. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock that may be issued in the future. See "Risk Factors--Anti-Takeover Effects of Certain Certificate of Incorporation and By-Laws Provisions".

Rights to Purchase Securities and Other Property

  The Certificate of Incorporation authorizes the Board to create and issue rights or options entitling the holders thereof to purchase from AMF Bowling shares of stock or other securities of AMF Bowling or any other corporation. The times at which and terms upon which such rights or options are issued may be determined by the Board and set forth in the contracts or other instruments that evidence such rights. The authority of the Board with respect to such rights or options includes, but is not limited to, determination of (i) the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights or options, (ii) provisions relating to the times at which and the circumstances under which such rights or options may be exercised or sold or otherwise transferred, either together with or separately from any other stock or other securities of AMF Bowling, (iii) provisions that adjust the number or exercise price of such rights or options or amount or nature of the stock or other securities or property receivable upon exercise of such rights or options in the event of a combination, split or recapitalization of any stock of AMF Bowling, a change in ownership of AMF Bowling's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to AMF Bowling or any stock of AMF Bowling, and provisions restricting the ability of AMF Bowling to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of AMF Bowling under such rights or options, (iv) provisions that deny the holder of a specified percentage of the outstanding stock or other securities of AMF Bowling the right to exercise such rights or options and/or cause such rights held by such holder to become void, (v) provisions that permit AMF Bowling to redeem or exchange such rights or options and (vi) the appointment of the rights agent with respect to such rights or options. This provision is intended to confirm the authority of the Board to issue share purchase rights or other rights or options to purchase stock or securities of AMF Bowling or any other corporation. The affirmative vote of holders of at least 80% of the voting power of the then outstanding shares of capital stock of AMF Bowling entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal or adopt any provisions inconsistent with the provisions described in this section under the caption "Rights to Purchase Securities and Other Property". The ability of the Board to issue such securities could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, AMF Bowling or a majority of the outstanding stock of AMF Bowling.

Limitations on Directors' Liability

  The Certificate of Incorporation and By-Laws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law currently permits corporations to provide in their certificates of incorporation that directors of the corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except liability for (i) breach of the directors' and officers' duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption and (iv) any transaction from which directors or officers derive an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of the certificate of incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

  These provisions will not limit liability under federal or state securities laws. AMF Bowling believes that these provisions will assist AMF Bowling in attracting and retaining qualified individuals to serve as directors.

Section 203 of the Delaware General Corporation Law

  AMF Bowling has elected in the Certificate of Incorporation to not be subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations between a Delaware corporation and an "interested stockholder" (generally, a holder of 15% or more of a corporation's voting stock).

Transfer Agent and Registrar

  The Transfer Agent and Registrar of the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Agreement

  Bowling Worldwide is party to a Credit Agreement amended and restated as of November 3, 1997 (as amended by Amendment No. 1 and Waiver to the Third Amended and Restated Credit Agreement, dated as of September 30, 1998 (the "Amendment and Waiver"), and as further amended, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, the "Credit Agreement") with Goldman Sachs, their affiliate Goldman Sachs Credit Partners, L.P., Citibank, N.A. ("Citibank") and its affiliates Citicorp and Citicorp USA, Inc. and certain other banks, financial institutions and institutional lenders (collectively, the "Lenders") providing for (i) senior secured term loan facilities aggregating $455.3 million (the "Term Facilities"), and (ii) a senior secured revolving credit facility of up to $355.0 million (the "Bank Facility", and together with the Term Facilities, the "Senior Facilities"). In connection with such financing, Goldman Sachs Credit Partners, L.P. acted as Syndication Agent, Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc. acted as Arrangers, and Citibank is acting as Administrative Agent. The initial borrowings under a predecessor of the Credit Agreement were used to partially fund the Acquisition.

  The following summary of the material provisions of the Credit Agreement is qualified in its entirety by reference to the full text of the Credit Agreement including the Amendment and Waiver. A copy of the Credit Agreement has been filed as Exhibit 10.2 to the Registration Statement. A copy of the Amendment and Waiver has been filed as Exhibit 10.32 to the Registration Statement.

 The Facilities

  The Term Facilities consist of the following three tranches: (i) a Term Loan Facility of $130.0 million, (ii) an Amortization Extended Loan ("AXELs SM) Series A Facility of $187.5 million and (iii) an AXELs SM Series B Facility of $137.8 million. The Term Loan Facility bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case plus a margin which varies in accordance with a performance pricing grid which is based on the Total Debt to EBITDA Ratio (as defined in the Credit Agreement) for the Rolling Period (as hereinafter defined) then most recently ended.

  The margin applicable to loans bearing interest based on the base rate will range from 0.000% to 2.000%, for advances under the Term Loan Facility, 0.875% to 2.500%, for advances under the AXELs SM Series A Facility, and 1.125% to 2.750%, for advances under the AXELs SM Series B Facility, and the margin applicable to loans bearing interest based on the Eurodollar rate will range from 0.750% to 3.000%, for advances under the Term Loan Facility, 1.875% to 3.500%, for advances under AXELs SM Series A Facility, and 2.125% to 3.750%, for advances under the AXELs SM Series B Facility.

  The final maturity of the Term Loan Facility will occur on March 31, 2002, the final maturity of the AXELs SM Series A Facility will be March 31, 2003 and the final maturity of the AXELs SM Series B Facility will be March 31, 2004.

  Average amounts outstanding and average borrowing rates for the period ended September 30, 1998, were as follows (dollars in millions):

                                         Outstanding    Average    Average
                                        September 30,   Amounts   Borrowing
Description              Maturity Dates     1998      Outstanding   Rates
-----------              -------------- ------------- ----------- ---------
Term Loan Facility...... March 31, 2002   $108,750     $116,419     7.52%
AXELs SM Series A
 Facility............... March 31, 2003   $185,500     $186,163     7.77%
AXELs SM Series B
 Facility............... March 31, 2004   $135,593     $136,339     8.02%
Bank Facility........... March 31, 2002   $188,003     $172,381     7.62%

  As most recently amended and restated, the Credit Agreement will require Bowling Worldwide to make scheduled amortization payments on the Term Facilities as follows (dollars in millions):

   Twelve Months                                 Term   Axels SM Axels SM
      Ending                                     Loan   Series A Series B
    December 31,                               Facility Facility Facility Total
   -------------                               -------- -------- -------- ------
   1997.......................................  $  7.5   $  0.7   $  0.8  $  9.0
   1998.......................................    23.1      2.0      2.3    27.4
   1999.......................................    28.1      2.0      2.2    32.3
   2000.......................................    30.0      2.0      2.3    34.3
   2001.......................................    30.0     50.8      2.2    83.0
   2002.......................................    11.3     92.5      2.3   106.1
   2003.......................................      --     37.5     78.9   116.4
   2004.......................................      --       --     46.8    46.8
                                                ------   ------   ------  ------
                                                $130.0   $187.5   $137.8  $455.3
                                                ======   ======   ======  ======

  The Bank Facility has an aggregate amount of $355.0 million, will mature on March 31, 2002, is fully revolving until its final maturity and bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case, plus a margin which varies in accordance with a performance pricing grid which is based on the Total Debt/EBITDA Ratio (as hereinafter defined) for the Rolling Period (as hereinafter defined) then most recently ended. The margin applicable to advances under the Bank Facility bearing interest based on the base rate will range from 0.000% to 2.000% and the margin applicable to advances under the Bank Facility bearing interest based on the Eurodollar rate will range from 0.750% to 3.000%.

  In addition, Bowling Worldwide will be required to make prepayments which permanently reduce the availability under the Senior Facilities under certain circumstances, including upon certain asset sales and issuances of debt by Bowling Worldwide and its subsidiaries and public issuance of equity securities of AMF Bowling. Bowling Worldwide will also be required to make prepayments that permanently reduce the availability under the Term Facilities in an amount equal to up to 50% of Excess Cash Flow for any fiscal year of Bowling Worldwide if the Total Debt to EBITDA Ratio for that fiscal year is greater than or equal to 5.50 to 1.0 (except that for the fiscal year ending December 31, 1998, such payment would be the lesser of (x) 50% of the Excess Cash Flow (as defined in the Credit Agreement) for that fiscal year or (y) the amount by which such Excess Cash Flow exceeds $20 million). If the Total Debt to EBITDA Ratio for that fiscal year is less than 5.50 to 1.0, then Bowling Worldwide is required to prepay the Bank Facility in an amount equal to up to 50% of the Excess Cash Flow for such fiscal year (except that for the fiscal year ending December 31, 1998, such payment would be the lesser of (x) 50% of the Excess Cash Flow for that fiscal year or (y) the amount by which such Excess Cash Flow exceeds $20 million), but Bowling Worldwide would be permitted to reborrow such amounts, subject to the conditions of the Credit Agreement. The Credit Agreement also provides that at least $100 million of the net cash proceeds of the Initial Public Offering be used to repay borrowings under the Bank Facility (and thus would be available for reborrowing), and the remaining net cash proceeds from the Initial Public Offering be used, at Bowling Worldwide's option, to redeem a portion of the Subsidiary Senior Subordinated Notes and/or the Subsidiary Senior Subordinated Discount Notes and/or to repay borrowings under the Bank Facility. Using the net proceeds of the Initial Public Offering, the Company repaid $150.8 million of borrowings under the Credit Agreement and redeemed $118.9 million in principal of the Subsidiary Senior Subordinated Discount Notes. See "Note 9. Long-Term Debt" in the Notes to the Consolidated Financial Statements.

  The Senior Facilities are guaranteed by AMF Group Holdings and by each of Bowling Worldwide's present and future domestic Subsidiaries (as defined in the Credit Agreement) and are secured by all of the stock of Bowling Worldwide and Bowling Worldwide's present and future domestic Subsidiaries and Second-Tier Subsidiaries (as defined in the Credit Agreement), by 66% of the stock of Bowling Worldwide's present and future international subsidiaries and by substantially all of Bowling Worldwide's and its present and future domestic Subsidiaries' present and future property and assets.

  The Company incurred after-tax extraordinary charges totaling $23.4 million in the fourth quarter of 1997 as a result of entering into the third amendment and restatement of the Credit Agreement, the premium paid to redeem a portion of the Subsidiary Senior Subordinated Discount Notes with the proceeds of the Initial Public Offering and the write-off of the portion of deferred financing costs attributable to the Subsidiary Senior Subordinated Discount Notes redeemed. See "Note 9. Long-Term Debt" in the Notes to Consolidated Financial Statements and "Selected Quarterly Data" included elsewhere herein.

 Covenants

  The Credit Agreement contains certain financial covenants, as well as additional affirmative and negative covenants, constraining Bowling Worldwide. Under the terms currently in effect, Bowling Worldwide must maintain a minimum Modified Consolidated EBITDA (as hereinafter defined) of not less than the sum of (i) an amount ranging from $150 million for the "Rolling Period" (as defined as a calendar quarter together with the three consecutive immediately preceding calendar quarters) ending June 30, 1997, to $200 million for the Rolling Period ending September 30, 2003 and thereafter, and (ii) the EBITDA Adjustment Amount (as defined in the Credit Agreement) for such Rolling Period, which is equal to 80% of the aggregate amount of the EBITDA of each bowling center acquired or constructed by Bowling Worldwide or any of its Subsidiaries after May 1, 1996 and acquired or constructed at least 15 months prior to such time of determination, except for the quarters ending September 30, 1998 through and including December 31, 1999 during which time there will be no EBITDA Adjustment Amount.

  Bowling Worldwide must also maintain a Cash Interest Coverage Ratio (as defined in the Credit Agreement as the ratio of (i) consolidated EBITDA of Bowling Worldwide and its Subsidiaries during a Rolling Period, as modified with respect to certain bowling centers acquired or constructed after May 1, 1996 ("Modified Consolidated EBITDA") to (ii) cash interest payable on all Debt (as defined in the Credit Agreement) of Bowling Worldwide and its Subsidiaries) at an amount ranging from not less than 1.80 to not less than
2.75. Bowling Worldwide is required to maintain a Fixed Charge Coverage Ratio (as defined in the Credit Agreement as the ratio of (i) Modified Consolidated EBITDA less the sum of (a) cash taxes paid plus (b) Capital Expenditures (as defined in the Credit Agreement) made by Bowling Worldwide and its Subsidiaries during such Rolling Period to (ii) the sum of (a) cash interest payable on all Debt plus (b) principal amounts of all Debt under the Term Facilities payable by Bowling Worldwide and its Subsidiaries during such Rolling Period) at an amount ranging from not less than 1.05 for the Rolling Period ending June 30, 1997, to not less than 1.20 for the Rolling Period ending June 30, 2001 and declining to 1.00 for the Rolling Period ending March 31, 2002 and thereafter, except for the quarters ending September 30, 1998 through December 31, 1999 during which time the test for the Fixed Charge Coverage Ratio covenant is waived. A Senior Debt to

EBITDA Ratio (as defined in the Credit Agreement as the ratio of Consolidated Debt, as defined in the Credit Agreement (other than Subordinated Debt and Hedge Agreements, as defined in the Credit Agreement), of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA for that Rolling Period) must be maintained at levels ranging from not more than 4.25 to not more than
2.50. A Total Debt to EBITDA Ratio (as defined in the Credit Agreement as the ratio of consolidated total Debt (other than Hedge Agreements) of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA) must be maintained at levels ranging from not more than 7.50 to not more than 4.50. In each case, the above-mentioned ratios are calculated on a quarterly basis.

  The following chart summarizes the financial covenants described in the preceding paragraph.

                                                      Rolling 12-month Period(1)
                         ------------------------------------------------------------------------------------
                         7/1/96  7/1/97   7/1/98  1/1/99   7/1/99  1/1/00  7/1/00  7/1/01  7/1/02    7/1/03
                         through through through  through through  through through through through    and
Financial Estimations    6/30/97 6/30/98 12/31/98 6/30/99 12/31/99 6/30/00 6/30/01 6/30/02 6/30/03 thereafter
---------------------    ------- ------- -------- ------- -------- ------- ------- ------- ------- ----------
MODIFIED CONSOLIDATED
 EBITDA(2)
 Not less than the
  following amounts (in
  $ millions) plus the
  then applicable EBITDA
  Adjustment Amount(3)..   150     150       150     145      145    165     175     185     195       200
CASH INTEREST COVERAGE
 RATIO(4)
 Not less than: ........  2.00    2.25      1.90    1.85     1.80   2.75    2.75    2.50    2.75      2.75
FIXED CHARGE COVERAGE
 RATIO(5)
 Not less than: ........  1.05    1.10    Waived  Waived   Waived   1.20    1.20    1.00    1.00      1.00
SENIOR DEBT TO EBITDA
 RATIO(6)
 Not less than: ........  3.75    3.60      4.00    4.25     4.25   3.25    3.00    2.50    2.50      2.50
TOTAL DEBT TO EBITDA
 RATIO(7)
 Not less than: ........  6.50    6.00      7.00    7.50     7.50   5.50    5.00    4.50    4.50      4.50

--------
(1) The levels specified with respect to each covenant may vary within the periods specified below. When the level varies within a period, the level as in effect at the end of the period is specified in the table.
(2) Defined as, for any Rolling Period, Consolidated EBITDA (as defined in the Credit Agreement) of Bowling Worldwide and its Subsidiaries in such Rolling Period, provided, however, that at any time of determination, (i) solely with respect to any constructed New Center (as hereinafter defined), Modified Consolidated EBITDA shall be calculated using Adjusted EBITDA (as hereinafter defined) of such New Center and (ii) solely with respect to any New Center acquired within the immediately preceding 15 months, Modified Consolidated EBITDA shall be calculated using the actual EBITDA of such New Center for such Rolling Period (as hereinafter defined). "Adjusted EBITDA" means, at any time, in the case of a New Center, the product of (a) the Average EBITDA Margin calculated as of the end of the fiscal quarter immediately preceding the fiscal quarter in which the acquisition or the construction of the New Center occurs and (b) the Specified Revenues (as hereinafter defined) of such new center. "Average EBITDA Margin" means, at any time of determination, an amount equal to (a) the sum of Consolidated EBITDA of AMF Bowling Centers, Inc. and its subsidiaries and Consolidated EBITDA of AMF Worldwide Bowling Centers Holdings Inc. and its subsidiaries ("AMF Worldwide") divided by
    (b) the sum of consolidated revenues of AMF Bowling Centers and its subsidiaries and consolidated revenues of AMF Worldwide and its subsidiaries, in each case for the 12-month period reflected in the most recent financial statements. "Specified Revenues" means at any time (a) in the case of any acquisition of a New Center, aggregate revenues of such New Center for the immediately preceding 12-month period, and (b) in the case of any construction of a New Center, an amount equal to (i) at any time during its first 12 full months of operations, the aggregate revenues of such New Center for each full month it has operated times twelve divided by the number of full months such New Center has operated and (ii) at any time thereafter, aggregate revenues of such New Center for the immediately preceding 12-month period. "New Center" means, at any time of determination, any bowling center acquired (whether by means of a stock or asset acquisition) or constructed by Bowling Worldwide or any of its Subsidiaries after the closing date of the Credit Agreement and less than 15 months prior to such date of determination, provided that the time of any such acquisition shall be the date of consummation of such acquisition and the time of any such construction shall be the date of the opening of such bowling center for business.
(3) Defined as 80% of the aggregate amount of EBITDA of each bowling center acquired or constructed by Bowling Worldwide or any of its Subsidiaries after May 1, 1996 and acquired or constructed at least 15 months prior to such time of determination, except for the quarters ending September 30, 1998 through December 31, 1999 during which time there will be no EBITDA Adjustment Amount.

(4) The ratio of Modified Consolidated EBITDA to cash interest payable on all debt of Bowling Worldwide and its Subsidiaries on a consolidated basis.
(5) Ratio of (A) Modified Consolidated EBITDA during the Rolling Period less the sum of (1) cash taxes paid plus (2) Capital Expenditures made, in each case, by Bowling Worldwide and its Subsidiaries during such Rolling Period to (B) the sum of (i) cash interest payable on all debt plus (ii) principal amounts of all debt payable (other than the principal amount of debt to the extent it has been refinanced), in each case, by Bowling Worldwide and its Subsidiaries during such Rolling Period, except for the quarters ending on September 30, 1998 through December 31, 1999 during which time the Fixed Charge Coverage Ratio covenant is waived.
(6) Ratio of Consolidated debt (other than Subordinated Debt and Hedge Agreements) of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA.
(7) Ratio of Consolidated total debt (other than Hedge Agreements (as defined in the Credit Agreement)) of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA.

  Affirmative covenants under the Credit Agreement oblige Bowling Worldwide and its Subsidiaries to comply with all laws and regulations, as well as to pay all taxes not being contested in good faith, to comply with environmental laws and permits, to maintain insurance coverage, preserve its corporate existence, permit the examination of its records and books of account by the agents or any of the Lenders, to prepare environmental reports upon the reasonable request of the administrative agent (in the case of a Default under (and as defined in) the Credit Agreement or based on the belief that hazardous materials contamination not otherwise disclosed may be present on any property described in the mortgages), to keep proper books of record and account, to maintain its properties in good working condition, to comply with the terms of leaseholds and to perform and observe all terms and provisions of each Related Document (defined as the Stock Purchase Agreement, the Indentures and any related agreements, a tax agreement, the Stockholders Agreement and a support agreement relating to the Acquisition). Bowling Worldwide is also required to conduct, and cause each of its Subsidiaries to conduct, all transactions permitted under the loan documents with any affiliates on fair and reasonable terms, to maintain cash concentration accounts with Citibank into which substantially all proceeds of collateral are to be paid, and to guarantee obligations and give security (upon the request of Citicorp USA, Inc. (together with any successor appointed pursuant to the Credit Agreement, the "Collateral Agent") following the occurrence and during the continuance of a Default, at such time as any new direct or indirect Subsidiary of Bowling Worldwide is formed or acquired by Bowling Worldwide and the Guarantors (each, a "Loan Party"), or when any property is acquired by any Loan Party). Bowling Worldwide has entered into, and must maintain until the aggregate outstanding amount under the Term Facilities is less than $400 million, interest rate hedge agreements, covering a notional amount of not less than 50% of the commitments under all the facilities and the other floating rate debt of the Loan Parties.

  Negative covenants under the Senior Facilities prohibit Bowling Worldwide and its Subsidiaries from incurring any liens (except for those created under the loan documents or otherwise permitted under the Credit Agreement, including those securing Bowling Worldwide's obligations as borrower on other indebtedness not to exceed $5 million at any time outstanding). Bowling Worldwide and its Subsidiaries are also prohibited from incurring any debt, other than (in the case of Bowling Worldwide) debt owed to its Subsidiaries or in respect of hedge agreements not entered into for speculative purposes or (in the case of any Subsidiary) debt owed to Bowling Worldwide or any of its wholly owned Subsidiaries, to the extent permitted under the Credit Agreement or (in the case of either Bowling Worldwide or its Subsidiaries) debt secured by permitted liens, capitalized leases not to exceed $10 million at any time outstanding and any debt existing at the time of the Acquisition, among other things. Bowling Worldwide and its Subsidiaries may not incur any obligations under leases having a term of one year or more that would cause their direct and contingent liabilities for any 12 months to exceed the sum of (i) $25 million, (ii) the product of (x) $200,000 and (y) the number of leased bowling centers acquired by Bowling Worldwide or any Subsidiaries after May 1, 1996 and (iii) in each calendar year after 1996, an amount equal to 4% of the amount permitted by this provision in the immediately preceding calendar year. Bowling Worldwide is also prohibited from entering into a merger of which it is not the survivor or to sell, lease, or otherwise transfer its assets other than in the ordinary course of business, except as otherwise permitted by the Credit Agreement. Investments by Bowling Worldwide or its Subsidiaries in any other person are also limited by formulas set forth in the Credit Agreement. The Amendment and Waiver restricts to a much greater extent than before the Company's ability to borrow to finance acquisitions. The negative covenants also relate to the payment of dividends, prepayments of, and amendments of the terms of, other debt (including the Subsidiary Notes), amendment of Related Documents (as defined in the Credit Agreement), ownership changes, negative pledges, partnerships, speculative transactions, capital expenditures and payment restrictions affecting subsidiaries. Bowling Worldwide is also subject to certain financial and other reporting requirements.

  Bowling Worldwide is also prohibited from making a material change in the nature of its existing business, except that it may have up to $50 million invested at any one time in golf driving ranges and other golf-related activities.

  So long as Bowling Worldwide is not in default of the covenants contained in the Credit Agreement, it may (i) declare and pay dividends in common stock,
(ii) declare and pay cash dividends to the extent necessary to make payments under certain noncompete agreements with owners of the Predecessor Company,
(iii) declare and pay cash dividends for general administrative expenses not to exceed $0.25 million and (iv) declare and pay cash dividends not to exceed $2.0 million for the repurchase of Common Stock. As of September 30, 1998, Bowling Worldwide is in compliance with all of its covenants.

Events of Default

  The Credit Agreement contains customary Events of Default for highly-leveraged financings. These include:

    (a) the failure of Bowling Worldwide to pay the principal of, interest on, or other amounts payable in connection with, any advance under the Senior Facilities when they become due (in the case of principal) or within three days after they become due;

    (b) the incorrectness in any material respect of any representation or warranty of a Loan Party under or in connection with any loan document;

    (c) the failure of any Loan Party to perform or observe any term, covenant or agreement with regard to the use of proceeds covenant, certain affirmative covenants, any negative covenants, the obligation of Bowling Worldwide to give notice to the administrative agent and the Lenders of any default or any event likely to have a materially adverse effect and any financial covenants under the Credit Agreement;

    (d) the failure of any Loan Party to perform any other term, covenant or agreement in any loan document, if such failure remains unremedied for 15 days after knowledge by an officer of any Loan Party or its Subsidiaries or notice by the administrative agent or any Lender;

    (e) the failure by any Loan Party or any material subsidiary to pay any principal of, premium or interest on or any other amount payable in respect of any debt outstanding in a principal amount of at least $25 million or any other event shall occur that would permit the acceleration of any such debt or such debt is accelerated;

    (f) the failure of any Loan Party or any material subsidiaries to generally pay debts as they become due, or its seeking of liquidation, reorganization, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization, or such a proceeding instituted against it remains undismissed and unstayed for a period of 30 days;

    (g) the rendering of any judgment or order for the payment of money in excess of $25 million against any Loan Party or any material subsidiary and either any enforcement proceedings shall have commenced or 15 days shall have passed during which no stay shall be in place;

    (h) the rendering of any non-monetary judgment or order against any Loan Party or any material subsidiary that could reasonably be likely to have a material adverse effect, and there is a period of 15 days during which no stay of such judgment or order is in effect;

    (i) any provision of any loan document after delivery for any reason ceases to be valid and binding on or enforceable against any Loan Party which is a party to it;

    (j) any provision relating to the subordination of the debt under the Exchange Notes and any other debt of any Loan Party or any material subsidiary that is subordinated to the obligations of such Loan Party to the Lenders or the agents for any reason ceases to be valid and binding on or enforceable against any Loan Party which is a party to it;

    (k) any collateral document (excluding mortgages covering collateral which, in the aggregate, is immaterial) after delivery ceases to create a valid and perfected first priority lien on and security interest in the collateral purported to be protected thereby;

    (l) AMF Bowling ceases to own and control legally and beneficially all of the outstanding shares of capital stock of AMF Group Holdings;

    (m) AMF Group Holdings ceases to own and control legally and beneficially all of the outstanding shares of capital stock of Bowling Worldwide;

    (n) a change of control (as defined in the Credit Agreement) occurs;

    (o) an ERISA event (as defined in the Credit Agreement) occurs with respect to a single or multiple employer plan, and the sum of insufficiency as to such plan, aggregated with the insufficiency of any other plans as to which an ERISA event occurred, exceeds $25 million;

    (p) any Loan Party or any ERISA affiliate (as defined in the Credit Agreement) is notified by the sponsor of a multiemployer plan that it has incurred withdrawal liability with respect to such plan, which, aggregated with other amounts required to be paid to multiemployer plans by the Loan Parties and ERISA affiliates, exceeds $25 million (or requires payments exceeding $7.5 million per annum); or

    (q) any Loan Party or ERISA affiliate is notified by the sponsor of a multiemployer plan that such plan is in reorganization or being terminated, within the meaning of Title IV of ERISA, resulting in an increase of aggregate annual contributions in specified amounts.

  Upon the occurrence of an Event of Default, the administrative agent may declare the commitment of the Lenders terminated and may declare the Senior Facilities and all interest thereon and all other amounts payable under the Credit Agreement and the other loan documents due, and may also take certain actions in respect of any outstanding letters of credit. In the event of an actual or deemed entry of an order of relief with respect to any Loan Party or any of its subsidiaries under the federal bankruptcy code, the commitment of the Lenders will automatically terminate, and the Senior Facilities and all interest thereon will automatically become due and payable.

Other Senior Debt

  A mortgage having a principal amount of approximately $2.0 million as of September 30, 1998, secured by a bowling center in Independence, Missouri, remains outstanding as an obligation of AMF. The original obligation was for approximately $1.7 million, with interest at a rate of 8.81% through October 1, 2013.

  AMF is obligated to make future payments under a noncompetition agreement that provides that such obligation will be secured by AMF's bowling center in Hickory, North Carolina. The amount remaining to be paid as of September 30, 1998 was $0.1 million, and the final payment is due in 1999. This obligation is reflected in other liabilities on the balance sheet of Holdings.

Subsidiary Notes

  At September 30, 1998, Bowling Worldwide had outstanding $250.0 million in principal amount of 10 7/8% Subsidiary Senior Subordinated Notes due 2006 and $206.8 million principal amount of 12 1/4% Subsidiary Senior Subordinated Discount Notes due 2006. The following description of the Subsidiary Notes and the Subsidiary Indentures is a summary and is qualified in its entirety by the provisions of the Subsidiary Notes, which have been filed as Exhibits 4.4 and
4.5 to the Registration Statement, and the Subsidiary Indentures, which have been filed as Exhibits 4.1 and 4.2 to the Registration Statement.

  The Subsidiary Senior Subordinated Notes will mature on March 15, 2006. Interest thereon accrues from the date of issuance at an annual rate of 10 7/8% and is payable in cash semiannually in arrears on March 15 and September 15 of each year which commenced on September 15, 1996.

  Prior to December 15, 1997, the Subsidiary Senior Subordinated Discount Notes had a fully-accreted value of $452.0 million based on a maturity date of March 15, 2006. On December 15, 1997, the Company redeemed $118.9 million in principal which represented a fully-accreted value of $175.0 million using a portion of a capital contribution received from AMF Bowling attributable to proceeds received by AMF Bowling from the Initial Public Offering. The remaining balance of Subsidiary Senior Subordinated Discount Notes will mature on March 15, 2006, at a fully-accreted value of $277.0 million. The Subsidiary Senior Subordinated Discount Notes will result in an effective yield of 12 1/4% per annum, computed on a semiannual bond equivalent basis. No interest is payable prior to March 15, 2001. Commencing March 15, 2001, interest will accrue and be payable in cash semiannually in arrears on March 15 and September 15 of each year beginning with September 15, 2001.

  Bowling Worldwide's payment obligations under the Subsidiary Notes are jointly and severally guaranteed on a senior subordinated basis by Bowling Worldwide's direct and indirect domestic subsidiaries and by any other subsidiaries of Bowling Worldwide that act as guarantors under the Credit Agreement (collectively, the "Guarantors").

  The guarantees of the Subsidiary Notes are subordinated to the guarantees of the indebtedness under the Credit Agreement and certain other indebtedness (collectively, the "Senior Debt"). The Subsidiary Notes are general, unsecured obligations of Bowling Worldwide, are subordinated in right of payment to all Senior Debt of Bowling Worldwide, and rank pari passu with all existing and future subordinated debt of Bowling Worldwide. The claims of the holders of the Subsidiary Notes will be effectively subordinated to all other indebtedness and other liabilities (including trade payables and capital lease obligations) of Bowling Worldwide's subsidiaries that are not Guarantors and through which Bowling Worldwide will conduct a portion of its operations.

  Prior to March 15, 1999, up to $100 million in aggregate principal amount of Subsidiary Senior Subordinated Notes will be redeemable at the option of Bowling Worldwide, on one or more occasions, from the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, Bowling Worldwide, at a price of 110.875% of the principal amount of the Senior Subordinated Notes, together with accrued and unpaid interest, if any, to the date of redemption, so long as at least $150 million in aggregate principal amount of Subsidiary Senior Subordinated Notes remains outstanding after such redemption. Similarly, prior to March 15, 1999, the Subsidiary Senior Subordinated Discount Notes will be redeemable at the option of Bowling Worldwide, on one or more occasions, from the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, Bowling Worldwide, at a price of 112.25% of the accreted value of the Subsidiary Senior Subordinated Discount Notes, so long as at least $150 million in accreted value of Subsidiary Senior Subordinated Discount Notes remains outstanding after such redemption.

  The Subsidiary Indentures contain certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined in the applicable Subsidiary Indenture) to incur additional indebtedness and issue Disqualified Stock (as defined in the applicable Subsidiary Indenture), pay dividends or distributions or make investments or make certain other Restricted

Payments (as defined in the applicable Subsidiary Indenture), enter into certain transactions with affiliates, dispose of certain assets, incur liens securing pari passu and subordinated indebtedness of Bowling Worldwide and engage in mergers and consolidations. As of March 31, 1998, Bowling Worldwide is in compliance with all of its covenants under the Subsidiary Indentures.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the Debentures and Common Stock into which the Debentures may be converted. This discussion is based upon the Code, Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, since the Company has not obtained, and does not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the Debentures or Common Stock.

  This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies, tax-exempt organizations, and persons holding Debentures or Common Stock as part of a hedging or conversion transaction or straddle, persons deemed to sell Debentures or Common Stock under the constructive sale provisions of the Code, U.S. Holders (as hereinafter defined) whose functional currency is not the U.S. dollar and persons who have ceased to be U.S. citizens or to be taxed as resident aliens) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law as applicable to either or both U.S. Holders (as hereinafter defined) and non-U.S. Holders (as hereinafter defined), or U.S. federal estate and gift tax law as applicable to U.S. Holders (as hereinafter defined). In addition, this discussion is limited to purchasers of Debentures who hold the Debentures and any Common Stock into which the Debentures are converted as "capital assets" within the meaning of
Section 1221 of the Code.

  ALL PROSPECTIVE PURCHASERS OF THE DEBENTURES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, CONVERSION AND DISPOSITION OF THE DEBENTURES AND THE COMMON STOCK.

U.S. Holders

  As used herein, the term "U.S. Holder" means the beneficial holder of a Debenture or Common Stock that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation formed under the laws of the United States or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is any holder other than a U.S. Holder.

Original Issue Discount on the Debentures

  The Debentures were issued at a substantial discount from their stated redemption price at maturity. For federal income tax purposes, the excess of the stated redemption price at maturity of each Debenture over its issue price constitutes original issue discount ("Original Issue Discount"). The issue price of the Debentures equals the initial price at which a substantial amount of the Debentures is sold (not including sales to the underwriters or placement agents, including the Initial

Purchasers). U.S. Holders of the Debentures will be required to include Original Issue Discount in income as it accrues, in accordance with the constant yield method described below, before receipt of the cash attributable to such income, regardless of such U.S. Holder's regular method of accounting for United States federal income tax purposes. A U.S. Holder of a Debenture must include in gross income for federal income tax purposes the sum of the daily portions of Original Issue Discount with respect to the Debenture for each day during the taxable year or portion of a taxable year on which such U.S. Holder holds the Debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the Debenture at the beginning of the accrual period multiplied by the yield to maturity of the Debenture (determined by compounding at the close of each accrual period and adjusted for the length of the accrual period). The adjusted issue price of a Debenture at the start of any accrual period will be the issue price of the Debenture increased by the accrued Original Issue Discount for each prior accrual period. Under these rules, U.S. Holders will have to include in gross income increasingly greater amounts of Original Issue Discount in each successive accrual period. A U.S. Holder's original tax basis for determining gain or loss on the sale or other disposition of a Debenture will be increased by any accrued Original Issue Discount includible in such U.S. Holder's gross income.

  There are several circumstances under which the Company could make a payment that would affect the yield to maturity of a Debenture, including (as described under "Description of Debentures"), the payment of Liquidated Damages due to failure to effect the registration of the Debentures pursuant to the Registration Statement and the redemption or repurchase of Debentures. According to Treasury Regulations, the possibility of a change in yield will not be treated as affecting the amount of Original Issue Discount required to be realized by a holder (or the timing of such recognition) if the likelihood of the change, as of the date the debt obligation is issued, is remote. The Company intends to report on the basis that the likelihood of any change in the yield on the Debentures is remote. The Company also intends to report on the basis that there is no alternative payment schedule that would minimize the yield on the Debentures to the Company.

Market Discount

  A U.S. Holder acquiring a Debenture at a "market discount" (as hereinafter defined) must generally treat as ordinary income any gain realized on the disposition or retirement of the Debenture (among other events) to the extent that the market discount has accrued during the U.S. Holder's period of ownership. Any accrued market discount not previously taken into income prior to a conversion of a Debenture may carry over to the Common Stock received upon conversion of the Debenture and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition.

  A "market discount" exists if (i) the amount for which a U.S. Holder purchased the Debenture is less than the Debenture's Issue Price and (ii) the Debenture's adjusted issue price exceeds the amount for which the U.S. Holder purchased the Debenture by at least 1/4 of 1 percent of such Debenture's revised issue price multiplied by the number of complete years to the Debenture's maturity. The Code provides that, for these purposes, the "revised issue price" of a Debenture generally equals its Issue Price, increased by the amount of any Original Issue Discount that has accrued on the Debenture. The market discount accrued during the U.S. Holder's period of ownership will generally equal a ratable portion of the Debenture's market discount, based on the number of days the U.S. Holder has held the Debenture at the time of such disposition or retirement, as a percentage of the number of days from the date the U.S. Holder acquired the Debenture to its date of maturity.

  Subject to certain limitations, a U.S. Holder may elect to include the market discount in gross income during the period of ownership (rather than upon disposition, retirement or certain other events) based on a constant yield method, taking into account compounding of interest. Any such election will also constitute an election to include market discount in income currently on all other bonds and notes acquired by such U.S. Holder on or after the first day of the first taxable year to which the election applies, and once made such an election may be terminated only with the consent of the IRS. A U.S. Holder who purchases a Debenture at a market discount and who does not elect to include market discount in income as it accrues may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the Debenture.

Acquisition Premium

  A U.S. Holder will be considered to have "acquisition premium" to the extent the U.S. Holder's initial tax basis in a Debenture is greater than (x) the adjusted issue price of such Debenture but less than (y) the stated redemption price at maturity of such Debenture. Acquisition premium may offset the amount of Original Issue Discount received on such Debenture that the U.S. Holder is required to include in income.

Conversion of Debentures into Common Stock

  In general, no gain or loss will be recognized for U.S. federal income tax purposes on a conversion of Debentures into Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Debenture allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Debenture converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of the Common Stock received on conversion will generally include the period during which the converted Debentures were held.

Adjustment of Conversion Rate

  The Conversion Rate of the Debentures is subject to adjustment under certain circumstances. If at any time the Company makes a distribution of property to stockholders that would be taxable to such stockholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of the Company) and, pursuant to the anti-dilution provisions of the Indentures, the Conversion Rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures. If the Conversion Rate is increased at the discretion of the Company or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures.

Sale, Exchange or Retirement of the Debentures

  Upon the sale, exchange or retirement of a Debenture, including as a result of a tender upon the occurrence of a Debenture Change of Control, and, except as discussed in the next paragraph on a Purchase Date, a holder will recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. Holder's adjusted tax basis in the Debenture.

  If a U.S. Holder elects to exercise its option to tender the Debentures to the Company on a Purchase Date and the Company issues Common Stock in satisfaction of all or part of the Purchase Price, the exchange of the Debentures for Common Stock should qualify as a reorganization for federal income tax purposes. If the Purchase Price is paid solely in Common Stock, except in the case of a fractional share described below, a U.S. Holder will not be required to recognize any gain realized and will not be permitted to recognize any loss. If the Purchase Price is paid in a combination of Common Stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the U.S. Holder would be recognized, but only to the extent of the cash received. A U.S. Holder's initial tax basis in the Common Stock received would be equal to such U.S. Holder's adjusted tax basis in the Debenture tendered (except for any portion allocable to a fractional share of Common Stock), increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of any cash received (except cash received in lieu of fractional share). The holding period for Common Stock received in the exchange will include the holding period of the Debenture tendered to the Company in exchange therefor. The receipt of cash in lieu of a fractional share of Common Stock should generally result in capital gain or loss, measured by the difference between the amount of cash received for the fractional share and the U.S. Holder's tax basis in the fractional share interest.

  A U.S. Holder's adjusted tax basis in a Debenture generally will equal such U.S. Holder's initial investment in the Debenture increased by any original issue discount the U.S. Holder has included in income and decreased by any payments received. Except to the extent of any accrued market discount, any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a Debenture should be capital gain or loss and will generally be long-term capital gain or loss if the Debenture is a capital asset and has been held or deemed held for more than one year at the time of the sale or exchange. Under current law, gain on most capital assets held by an individual for more than 12 months is subject to tax at a maximum rate of 20%.

The Common Stock

  Distributions, if any, paid on the Common Stock received on a conversion of the Debentures, to the extent made from current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes, will be included in a U.S. Holder's income as ordinary income (subject to a possible dividends received deduction in the case of a corporate holder). Distributions of stock received by a holder of Common Stock generally will not be taxable, except where the distribution of stock is in lieu of a distribution of money, results in a distribution of common stock to some holders and preferred stock to other holders, is a distribution of convertible preferred stock, or otherwise has the effect of increasing the proportionate interests of some or all of the holders of Common Stock in the assets or earnings and profits of the Company. If there is a distribution of stock or other event that increases the proportionate interest of the holders of Common Stock in the assets or earnings and profits of the Company, and there is not a full adjustment to the conversion ratio of the outstanding Debentures to reflect such dividend or other event, then such increase in the proportionate interest of the holders of Common Stock generally will be treated as a taxable dividend to such holders to the extent of the Company's current or accumulated earnings and profits.

  Gain or loss realized on the sale or exchange of that Common Stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in such Common Stock. Except to the extent of any accrued market discount not previously taken into account, such gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held or is deemed to have held the Common Stock for more than one year. Under current law, gain on most capital assets held by an individual for more than 12 months is subject to tax at a maximum rate of 20%.

Information Reporting and Backup Withholding

  A U.S. Holder of Debentures or Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest and dividend payments. These backup withholding rules apply if the holder (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A U.S. Holder who does not provide the Company with a correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

  The Company will report to the U.S. Holders of Debentures and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

  The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder.

  For purposes of the following discussion, Original Issue Discount, dividends and gain on the sale, exchange or other disposition of a Debenture or Common Stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Original Issue Discount

  Generally any Original Issue Discount paid to a Non-U.S. Holder of a Debenture that is not U.S. trade or business income will not be subject to U.S. tax if (i) the Non-U.S. Holder (A) does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and (B) is not a "controlled foreign corporation" with respect to which the Company is a "related person" within the meaning of the Code, and (ii) either
(A) the beneficial owner, under penalty of perjury, certifies that it is not a U.S. person and provides its name and address on IRS Form W-8 (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debenture certifies under penalties of perjury that such certificate has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

  The payment of Original Issue Discount to a Non-U.S. Holder that does not qualify for the exemption set forth above and that is not U.S. trade or business income ("Non-Qualifying Original Issue Discount") will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

  To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form 1001 or 4224 (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. Under regulations issued by the Treasury Department on October 6, 1997 (the "New Regulations"), generally effective with respect to payments made after December 31, 1999, the Forms 1001 and 4224 will be replaced by Form W-8. Under the New Regulations, a Non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number, which may require providing certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Certain special procedures are provided in the New Regulations for payments through qualified intermediaries.

 Dividends

  In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are connected with such holder's conduct of a trade or business in the United States (U.S. trade or business income) are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty. Dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under the New Regulations, not generally in effect until after December 31, 1999, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

  A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of any amounts currently withheld by filing an appropriate claim for a refund with the IRS.

 Conversion

  A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of Debentures into Common Stock. However, a Non-U.S. Holder will be subject to U.S. federal income tax on the amounts of any (i) Non-Qualifying Original Issue Discount that has not previously been included in income and (ii) cash received in lieu of fractional shares, to the extent that such Non-U.S. Holder would be subject to U.S. federal income taxation on the sale of the Debenture under the rules described in "Sale, Exchange or Redemption of Debentures or Common Stock" below.

 Sale, Exchange or Redemption of Debentures or Common Stock

  Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Debenture generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Debenture as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) in the case of the disposition of Common Stock, the Company is a U.S. real property holding corporation. The Company does not believe that it is currently a "United States real property holding corporation", or that it will become one in the future.

 Federal Estate Tax

  A Debenture held (or treated as held) by an individual who is not a citizen or resident of the United States (for federal estate tax purposes) at the time of his or her death will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company and, at the time of the individual's death, payments with respect to such Debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (for federal estate tax purposes) will be included in such individual's estate for U.S. federal income tax purposes unless an applicable estate tax treaty otherwise applies.

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

 Information Reporting and Backup Withholding

  The Company must report annually to the IRS and to each Non-U.S. Holder any dividend that is subject to withholding or is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

  Treasury Regulations provide that backup withholding and additional information reporting will not apply to payments of principal, including cash payments in respect of Original Issue Discount, on the Debentures by the Company to a Non-U.S. Holder if the holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its Paying Agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied).

  The payment of the proceeds on the disposition of Debentures or Common Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Debenture to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

  In the case of the payment of proceeds from the disposition of Debentures or Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, information reporting is required on the payment unless the broker has documentary evidence in the files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is not a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

  The New Regulations, not currently in effect, make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations generally attempt to unify certification requirements and modify reliance standards. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

  Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is provided to the IRS.

  THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND THE COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

  Of the 59,747,550 shares of Common Stock outstanding as of October 23, 1998, 15,642,350 are available for resale in the public market without restriction or further registration under the Securities Act, unless owned by an affiliate of AMF Bowling. The remaining 44,105,200 outstanding shares of Common Stock are deemed to be "restricted securities" as that term is defined in Rule 144, all of which are eligible for sale in the public market in compliance with Rule 144.

  In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of restricted securities which does not exceed the greater of 1% of the then-outstanding shares of Common Stock (597,476 shares) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 also may be subject to certain manner of sale provisions, notice requirements and the availability of current public information about AMF Bowling. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of AMF Bowling at any time during the three months preceding a sale, and who has beneficially owned shares within the definition of "restricted securities" under Rule 144 for at least two years, is entitled to sell such shares under Rule 144(k) promulgated under the Securities Act without regard to the volume limitation manner of sale provisions, public information requirements or notice requirements.

  Since the Private Placement, certain of the Initial Purchasers have made a market in the Debentures. Such Initial Purchasers are not obligated to do so, however, and any market-making with respect to the Debentures may be interrupted or discontinued at any time without notice. There can be no assurance as to the liquidity of any trading market of the Debentures, if any develops, or that an active public market for the Debentures will develop or, if one does develop, that it will be maintained. If an active market for the Debentures fails to develop or be sustained, the trading price of the Debentures could be adversely affected. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock that are restricted securities or the availability of such shares for future sale will have on the market price of the Debentures or the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Debentures and the Common Stock issuable upon conversion or repurchase thereof and could impair AMF Bowling's future ability to raise capital through an offering of securities.

  AMF Bowling has filed registration statements on Form S-8 to register (i) 1,767,151 shares of Common Stock reserved for issuance or sale under the 1996 Plan and (ii) 2,000,000 shares of Common Stock reserved for issuance or sale under the 1998 Plan.

                            SELLING SECURITYHOLDERS

  The Selling Securityholders may from time to time offer and sell pursuant to this Prospectus (or an amendment or supplement thereto) any or all of the Debentures and the Common Stock issued upon conversion, redemption or repurchase thereof. The term Selling Securityholder includes the holders listed below and the beneficial owners of the Debentures and their respective transferees, pledgees, donees or their successors.

  Each of the Selling Securityholders listed below is either an Initial Purchaser or a transferee of an Initial Purchaser and has agreed to be bound by the terms applicable to the transferor under the Debenture Registration Rights Agreement. Pursuant to the Debenture Registration Rights Agreement, the Company has filed the Registration Statement of which this Prospectus forms a part and has also agreed to bear certain expenses related thereto and to indemnify each Selling Securityholder against certain liabilities, including certain liabilities arising under the federal securities laws. See "Plan of Distribution".

  The Company has filed with the Commission the Registration Statement of which this Prospectus forms a part with respect to the sale by the Selling Securityholders of the Securities from time to time through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the Securities may be listed or quoted at the time of such sale, in the over-the-counter market, in transactions otherwise than on such exchanges or systems or in the over-the-counter market, or through the writing of options, in privately negotiated transactions or otherwise, as more fully described under "Plan of Distribution".

  The table below sets forth information with respect to the Selling Securityholders and the respective principal amounts of the Debentures and Common Stock into which such Debentures are convertible beneficially owned by each Selling Securityholder at or prior to October 9, 1998. Such information has been obtained from the Selling Securityholders. To the Company's knowledge, none of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company (or its predecessors) or any of its affiliates. Although the Selling Securityholders may offer for sale from time to time all or a portion of the Securities pursuant to this Prospectus (or an amendment or supplement thereto), the table below assumes that all of the Securities will be offered and sold by the Selling Securityholders. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Securities since the date on which they provided the Company with information regarding their Securities in transactions exempt from the registration requirements of the Securities Act. Information concerning Selling Securityholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this Prospectus. The Securities are being registered hereby to permit secondary trading of the Securities without restriction under the Securities Act. See "Plan of Distribution".

                             Beneficial Ownership at
                                October 9, 1998(1)         Shares of   Principal Amount
                          ------------------------------ Common Stock    at Maturity
                          Principal Amount                Covered by    of Debentures
                            at Maturity    Percentage of     this      Covered by this
Selling Securityholders    of Debentures    Debentures   Prospectus(2)    Prospectus
-----------------------   ---------------- ------------- ------------- ----------------
American High-Income
 Trust(3)...............    $ 21,900,000        1.9         189,947      $ 21,900,000
American Investors Life
 Insurance Company,
 Inc. ..................       3,000,000          *          26,020         3,000,000
Arkansas Public
 Employees Retirement
 System(4)..............       3,000,000          *          26,020         3,000,000
Baker Nye Securities,
 LP.....................       5,000,000          *          43,367         5,000,000
Baltimore Gas & Electric
 Pension Plan(4)........       5,200,000          *          45,101         5,200,000

                             Beneficial Ownership at
                                October 9, 1998(1)         Shares of   Principal Amount
                          ------------------------------ Common Stock    at Maturity
                          Principal Amount                Covered by    of Debentures
                            at Maturity    Percentage of     this      Covered by this
Selling Securityholders    of Debentures    Debentures   Prospectus(2)    Prospectus
-----------------------   ---------------- ------------- ------------- ----------------
Blue Cross Blue Shield
 of Michigan Retirement
 Income Plan(4).........    $    800,000          *            6,938     $    800,000
Boston Edison NDT Non-
 Qualified
 Corporate(4)...........         375,000          *            3,252          375,000
Boston Edison NDT
 Qualified(4)...........       5,965,000          *           51,736        5,965,000
Boston Edison VEBA(4)...         275,000          *            2,385          275,000
BT Equities Strategies
 Fund of the BT Pyramid
 Trust..................       3,000,000          *           26,020        3,000,000
Caywood Capital Fund
 L.P. ..................         400,000          *            3,469          400,000
Central Pension Fund of
 the IUOE and
 Participating
 Employees(4)...........      15,750,000        1.4          136,606       15,750,000
Century National
 Company................       2,730,000          *           23,678        2,730,000
Chapman University......          50,000          *              433           50,000
Chrysler Insurance
 Company--Total Return..         120,000          *            1,040          120,000
City of New Bedford
 Retirement System(4)...         500,000          *            4,336          500,000
City of Richmond
 Retirement System(4)...       1,100,000          *            9,540        1,100,000
City of Worchester
 Retirement System(4)...       2,050,000          *           17,780        2,050,000
Columbia/HCA............         700,000          *            6,071          700,000
Community Investment
 Group Convertible
 Bond(4)................          50,000          *              433           50,000
Credit Research &
 Trading, LLC...........         875,000          *            7,589          875,000
Curtiss-Wright
 Retirement Plan(4).....         750,000          *            6,505          750,000
Dallas Police & Fire
 Pension System(4)......       9,000,000          *           78,060        9,000,000
Data General
 Corporation(4).........       1,825,000          *           15,828        1,825,000
De Moss Foundation......         500,000          *            4,336          500,000
Delaware Public
 Employees' Retirement
 System(4)..............       7,500,000          *           65,050        7,500,000
Detroit Edison
 Employees' Retirement
 Trust(4)...............       5,750,000          *           49,872        5,750,000
Detroit Medical Center
 Endowment/Depreciation
 Fund(4)................       3,000,000          *           26,020        3,000,000
Detroit Medical Center
 Pension Plan(4)........       3,550,000          *           30,790        3,550,000
Deutsche Bank A.G. .....     123,756,000       11.0        1,073,385      123,756,000

                             Beneficial Ownership at
                                October 9, 1998(1)         Shares of   Principal Amount
                          ------------------------------ Common Stock    at Maturity
                          Principal Amount                Covered by    of Debentures
                            at Maturity    Percentage of     this      Covered by this
Selling Securityholders    of Debentures    Debentures   Prospectus(2)    Prospectus
-----------------------   ---------------- ------------- ------------- ----------------
Dow Corning Retirement
 Plan(4)................    $  4,550,000          *           39,463     $  4,550,000
Employees' Retirement
 System of the City of
 Milwaukee(4)...........      10,000,000          *           86,734       10,000,000
Employers Reinsurance
 Corp.(3)...............       2,500,000          *           21,683        2,500,000
Enterprise Accumulation
 Trust High Yield.......       1,550,000          *           13,443        1,550,000
Enterprise High Yield
 Bond Fund..............       1,950,000          *           16,913        1,950,000
F. R. Bigelow Foundation
 Convertible Bond(4)....          70,000          *              607           70,000
Fede Corporation........          50,000          *              433           50,000
Fort Dearborn Life
 Insurance Company......         600,000          *            5,204          600,000
Franklin Investor
 Securities Trust--
 Franklin Convertible
 Securities Fund........       6,000,000          *           52,040        6,000,000
Franklin Strategic
 Series--Franklin Small
 Cap Growth Fund........      12,900,000        1.1          111,886       12,900,000
Gencorp(4)..............       7,750,000          *           67,218        7,750,000
General Motors
 Investment Management
 Corp.(3)...............      15,000,000        1.3          130,101       15,000,000
General Motors MetLife
 High Yield Pension(4)..       7,820,000          *           67,825        7,820,000
General Motors Pension
 Fund--High Yield
 Sector(4)..............      10,500,000          *           91,070       10,500,000
Golden Rule Insurance
 High Yield.............         700,000          *            6,071          700,000
Guardian Life Insurance
 Company of America.....      28,500,000        2.5          247,191       28,500,000
Guardian Master Pension
 Trust..................       1,500,000          *           13,010        1,500,000
Halliburton High
 Yield(4)...............       1,350,000          *           11,709        1,350,000
Hamilton Global
 Investors Limited......      20,000,000        1.7          173,468       20,000,000
HBK Cayman L.P..........      60,773,000        5.4          527,108       60,773,000
HBK Offshore Fund
 Ltd. ..................     141,377,000       12.6        1,226,219      141,377,000
Health Services
 Retirement Plan(4).....       1,000,000          *            8,673        1,000,000
Houston Firemen's Relief
 and Pension Fund
 "B"(4).................       2,750,000          *           23,851        2,750,000

                             Beneficial Ownership at
                                October 9, 1998(1)         Shares of   Principal Amount
                          ------------------------------ Common Stock    at Maturity
                          Principal Amount                Covered by    of Debentures
                            at Maturity    Percentage of     this      Covered by this
Selling Securityholders    of Debentures    Debentures   Prospectus(2)    Prospectus
-----------------------   ---------------- ------------- ------------- ----------------
Houston Municipal Em-
 ployees Pension Sys-
 tem(4)                     $ 7,300,000           *          63,315      $ 7,300,000
IBM Pension Plan(4).....     11,500,000           *          99,744       11,500,000
IL Annuity & Insurance..        250,000           *           2,168          250,000
International Union Op-
 erating Engineers Local
 #4(4)..................        450,000           *           3,903          450,000
Ironworkers District
 Council of New
 England(4).............      1,500,000           *          13,010        1,500,000
KA Management Ltd.......     19,005,000         1.7         164,837       19,005,000
KA Trading L.P. ........      8,145,000           *          70,644        8,145,000
Loomis Sayles Bond
 Fund(4)................     18,700,000         1.6         162,192       18,700,000
Loomis Sayles Fixed In-
 come Fund(4)...........      3,000,000           *          26,020        3,000,000
Loomis Sayles High Yield
 Fixed Income Fund(4)...      3,275,000           *          28,405        3,275,000
Loomis Sayles High Yield
 Fund(4)................      1,250,000           *          10,841        1,250,000
Loomis Sayles
 International Fund--
 High Yield(4)..........      2,125,000           *          18,430        2,125,000
Loomis Sayles Managed
 Bond Fund(4)...........      2,000,000           *          17,346        2,000,000
Loomis Sayles Worldwide
 Fund--Domestic Fixed
 Income Sector(4).......        750,000           *           6,505          750,000
LS International
 Fund(4)................      2,500,000           *          21,683        2,500,000
Maine State Retirement
 System(4)..............      3,475,000           *          30,140        3,475,000
Maxim Corporate Bond
 Fund(4)................      4,250,000           *          36,861        4,250,000
Merrill Lynch Interna-
 tional Ltd.............      5,000,000           *          43,367        5,000,000
MetLife Separate Account
 235(4).................      1,000,000           *           8,673        1,000,000
Metropolitan Life Loomis
 Sayles High Yield Bond
 Portfolio(4)...........      4,200,000           *          36,428        4,200,000
Milwaukee County
 "B"(4).................     11,200,000           *          97,142       11,200,000
Minneapolis Teachers
 Retirement Fund(4).....      1,950,000           *          16,913        1,950,000
Morgan Guaranty Trust
 Company of New York as
 Investment Manager and
 Agent for a private
 client(5)..............      6,000,000           *          52,040        6,000,000

                              Beneficial Ownership at
                                 October 9, 1998(1)         Shares of   Principal Amount
                           ------------------------------ Common Stock    at Maturity
                           Principal Amount                Covered by    of Debentures
                             at Maturity    Percentage of     this      Covered by this
 Selling Securityholders    of Debentures    Debentures   Prospectus(2)    Prospectus
 -----------------------   ---------------- ------------- ------------- ----------------
 Morgan Guaranty Trust
  Company of New York as
  Trustee of the
  Commingled Pension
  Trust Fund (Multi-
  Market Special
  Investment Fund I) of
  Morgan Guaranty Trust
  Company of New
  York(6)................    $16,000,000         1.4         138,774      $16,000,000
 Morgan Guaranty Trust
  Company of New York as
  Trustee of the
  Commingled Pension
  Trust Fund (Multi-
  Market Special
  Investment Fund II) of
  Morgan Guaranty Trust
  Company of New
  York(7)................     32,000,000         2.8         277,548       32,000,000
 Morgan Guaranty Trust
  Company of New York as
  Trustee of the Multi-
  Market Special
  Investment Trust Fund
  of Morgan Guaranty
  Trust Company of New
  York(8)................      6,000,000           *          52,040        6,000,000
 Motors Insurance
  Corp.(3)...............        500,000           *           4,336          500,000
 National Geographic
  Society(4).............        250,000           *           2,168          250,000
 New York City Board of
  Education Retirement
  System(4)..............      1,000,000           *           8,673        1,000,000
 New York City Employees'
  Retirement System(4)...      6,750,000           *          58,545        6,750,000
 New York City Fire
  Department Pension
  Fund(4)................      3,750,000           *          32,525        3,750,000
 New York City Police
  Department Pension
  Fund(4)................      4,000,000           *          34,693        4,000,000
 New York City Teachers
  Retirement System(4)...     22,900,000         1.8         198,620       22,900,000
 New York State Electric
  & Gas Corp. Retirement
  Benefit Plan(4)........      3,000,000           *          26,020        3,000,000
 New York State Nurses
  Assn. Pension Plan &
  Benefits Fund(4).......      2,250,000           *          19,515        2,250,000
 Nike, Inc. Profit
  Sharing Plan(4)........        300,000           *           2,602          300,000

                              Beneficial Ownership at
                                 October 9, 1998(1)         Shares of   Principal Amount
                           ------------------------------ Common Stock    at Maturity
                           Principal Amount                Covered by    of Debentures
                             at Maturity    Percentage of     this      Covered by this
 Selling Securityholders    of Debentures    Debentures   Prospectus(2)    Prospectus
 -----------------------   ---------------- ------------- ------------- ----------------
 Oppenheimer Millennuim
  Funds plc for the
  Oppenheimer Millennium
  Income & Growth Fund...     $  200,000           *           1,734       $  200,000
 Orange County Employees
  Retirement System(4)...      1,500,000           *          13,010        1,500,000
 Pacific Life Insurance
  Company................      2,000,000           *          17,346        2,000,000
 Partner Reinsurance
  Co.(4).................        600,000           *           5,204          600,000
 Partners Healthcare(4)..      1,250,000           *          10,841        1,250,000
 Peter & Elizabeth Tower
  Foundation(4)..........      1,050,000           *           9,107        1,050,000
 Phoenix Convertible
  Fund...................      3,300,000           *          28,622        3,300,000
 Phoenix Home Life
  Convertible Fund.......      1,500,000           *          13,010        1,500,000
 PHS Pension(4)..........      2,250,000           *          19,515        2,250,000
 Presbyterian
  Intercommunity
  Hospital...............        150,000           *           1,301          150,000
 Presbyterian
  Intercommunity Hospital
  Defined Benefit Plan...         50,000           *             433           50,000
 Raytheon Master
  Trust(4)...............      2,550,000           *          22,117        2,550,000
 Regence Blue Cross/Blue
  Shield of Idaho(3).....         86,000           *             745           86,000
 Regence Blue Cross/Blue
  Shield of Oregon(3)....        141,000           *           1,222          141,000
 Regence Blue Cross/Blue
  Shield of Utah(3)......         43,000           *             372           43,000
 Regence Blue Cross/Blue
  Shield of
  Washington(3)..........        230,000           *           1,994          230,000
 Rohm & Haas Company
  Convertible Fund(4)....        240,000           *           2,081          240,000
 Rose Hills Endowment
  Care Fund..............        250,000           *           2,168          250,000
 SouthShore Holdings
  Ltd....................     30,075,000         2.6         260,852       30,075,000
 State of Connecticut
  Fund "F"(4)............      4,350,000           *          37,729        4,350,000
 State of Oregon/SAIF
  Corporation............     20,000,000         1.7         173,468       20,000,000
 State of Rhode Island
  Employees Retirement
  System(4)..............     11,995,000           *         104,037       11,995,000
 Teachers Insurance and
  Annuity Association of
  America................     12,000,000         1.0         104,080       12,000,000
 Teamsters Affiliates
  Pension Plan(4)........      2,000,000           *          17,346        2,000,000

                              Beneficial Ownership at
                                 October 9, 1998(1)         Shares of   Principal Amount
                           ------------------------------ Common Stock    at Maturity
                           Principal Amount                Covered by    of Debentures
                             at Maturity    Percentage of     this      Covered by this
 Selling Securityholders    of Debentures    Debentures   Prospectus(2)    Prospectus
 -----------------------   ---------------- ------------- ------------- ----------------
 Teamsters Retirement &
  Family Protection
  Plan(4)................          400,000         *            3,469           400,000
 The Bond Fund of
  America, Inc...........       23,100,000       2.0          200,355        23,100,000
 The Income Fund of
  America, Inc...........       90,000,000       8.0          780,606        90,000,000
 The Salser Partnership
  No. 1 + 3..............           50,000         *              433            50,000
 TPW Investments, Ltd....          100,000         *              867           100,000
 Tredegar Industries,
  Inc.(4)................          750,000         *            6,505           750,000
 Tribeca Investments
  L.L.C..................       12,500,000       1.1          108,417        12,500,000
 Trust FBO Wm. Keck Jr.
  Fdn....................           50,000         *              433            50,000
 UA General Officers
  Retirement Plan(4).....          275,000         *            2,385           275,000
 UA Local Union Officers
  & Employees
  Pension(4).............        2,455,000         *           21,293         2,455,000
 UA Office Employees
  Retirement Plan(4).....          130,000         *            1,127           130,000
 UFCW Tri-State Pension
  Fund(4)................          500,000         *            4,336           500,000
 United Mine Workers of
  America Health and
  Retirement Fund(4).....        5,000,000         *           43,367         5,000,000
 USF Convertible Fund....          700,000         *            6,071           700,000
 Wilson East L.P.........          100,000         *              867           100,000
 Wm. M. Keck Jr. Fdn.....          200,000         *            1,734           200,000
 World Bank "B"(4).......        2,500,000         *           21,683         2,500,000
 World Bank "RSBP"(4)....        3,650,000         *           31,657         3,650,000
 Zazove Convertible Fund,
  L.P....................          350,000         *            3,035           350,000
 Unnamed holders of
  Securities or any
  future transferees,
  pledgees, donees or
  successors of or from
  such unnamed holders...       99,194,000       8.8          860,408        99,194,000
                            --------------       ---        ---------    --------------
 Total...................   $1,125,000,000       100%       9,757,575    $1,125,000,000

--------
*  Less than one percent.
(1) The information contained in this table reflects "beneficial" ownership of the Debentures within the meaning of Rule 13d-3 under the Exchange Act. With respect to all holders listed in the table above, the Company has not conducted any independent inquiry or investigation to ascertain such information and has relied exclusively on written questionnaires furnished to the Company by the Selling Securityholders on or prior to October 9, 1998 for the express purpose of including the information set forth therein in this Prospectus.
(2) Includes shares of Common Stock issuable upon conversion of the Debentures only. Represents the number of shares of Common Stock into which the Debentures listed for such Selling Securityholder in this table are convertible on an "as converted" basis using the conversion rate described on the cover page of this Prospectus.
(3) Salomon Brothers Asset Management Inc. ("SBAM") acts as discretionary investment adviser with respect to the noted accounts that hold the Debentures.

(4) Loomis, Sayles & Company, L.P. acts as discretionary investment adviser with respect to the noted accounts that hold the Debentures.
(5) The Selling Securityholder is the beneficial owner of $956,000 face value of the Subsidiary Senior Subordinated Discount Notes.
(6) The Selling Securityholder is the beneficial owner of $4,692,000 face value of the Subsidiary Senior Subordinated Discount Notes.
(7) The Selling Securityholder is the beneficial owner of $5,514,000 face value of the Subsidiary Senior Subordinated Discount Notes.
(8) The Selling Securityholder is the beneficial owner of $878,000 face value of the Subsidiary Senior Subordinated Discount Notes.

  The Conversion Rate and, therefore, the number of shares of Common Stock issuable upon conversion, redemption or repurchase of the Debentures is subject to adjustment in certain events. Accordingly, the number of shares of Common Stock issuable upon conversion, redemption or repurchase of the Debentures may increase or decrease. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Debentures since the date on which they provided the information regarding their Debentures, in transactions exempt from the registration requirements of the Securities Act.

  Because the Selling Securityholders may, pursuant to this Prospectus (or an amendment or supplement hereto), offer all or some portion of the Debentures or Common Stock issuable upon conversion, redemption or repurchase of the Debentures, no estimate can be given as to the amount of the Debentures or shares of Common Stock that will be held by the Selling Securityholders upon termination of any such sales.

  Generally, only Selling Securityholders identified in the foregoing table who beneficially own the Debentures set forth opposite their respective names, may sell such Debentures pursuant to the Registration Statement. The Company may from time to time, in accordance with the Debenture Registration Rights Agreement, include additional Selling Securityholders in supplements or amendments to this Prospectus.

                             PLAN OF DISTRIBUTION

  The Common Stock is listed on the NYSE under the symbol "PIN". The Common Stock issuable upon conversion, redemption or repurchase of the Debentures will be listed, upon notice of issuance, on the NYSE. The Debentures are designated for trading in PORTAL and certain of the Initial Purchasers currently make a market in the Debentures. The Company has not applied and does not intend to apply for listing of the Debentures on any securities exchange or for inclusion of the Debentures on any automated inter-dealer quotation system. The Selling Securityholders have advised the Company that the Securities may be sold from time to time directly by the Selling Securityholders or, alternatively, through underwriters, broker-dealers or agents, in one or more transactions (which may involve crosses or block transactions) effected (i) on any national securities exchanges or U.S. inter-dealer quotation system of a registered national securities association on which any of the Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions other than on such exchanges or systems or in the over-the-counter market, or (iv) through the writing of options, in each case, at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The Securities may also be sold in a single underwritten public offering if the holders of at least 33 1/3% in aggregate principal amount at maturity of the Securities so elect. See "Description of Debentures--Registration Rights". The Selling Securityholders have advised the Company that in connection with sales of the Securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Securities in the course of hedging the positions they assume, and that the Selling Securityholders may sell the Securities short and deliver Securities to close out such short positions, or loan or pledge Securities to broker-dealers that in turn may sell such Securities. At the time a particular offer is made, a supplement to this Prospectus, if required, will be distributed that sets forth the name or names of agents or broker-dealers, any commissions, discounts, concessions or allowances and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by any Selling Securityholder and/or the purchasers of the Securities may arrange for other broker-dealers to participate in the sale process. Broker-dealers will receive discounts, concessions, allowances or commissions from the Selling Securityholders and/or the purchasers of the Securities in amounts which will be negotiated prior to the time of sale. Sales will be made only through broker-dealers registered as such in a subject jurisdiction or in transactions exempt from such registration. The Company has not been advised of any definitive selling arrangement at the date hereof between any Selling Securityholder and any broker-dealer or agent.

  Any broker-dealer participating in any distribution of Securities in connection with the offering made hereby may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act and may be required to deliver a copy of this Prospectus, including a Prospectus Supplement, to any person who purchases any of the Securities from or through such broker-dealer.

  The Company has agreed to pay certain expenses incident to the filing of the Registration Statement and the maintenance of its effectiveness for resales, from time to time, of the Securities. The Selling Securityholders will be indemnified by the Company against certain liabilities, including certain liabilities under the Securities Act, or, to the extent such indemnification is unavailable or otherwise limited, will be entitled to contribution in connection therewith. The Company will not receive any of the proceeds from the sale of the Securities by the Selling Securityholders.

  Upon sale pursuant to the Registration Statement, the Securities will be transferrable, other than by affiliates of the Company, without restrictions under the Securities Act.

                    VALIDITY OF DEBENTURES AND COMMON STOCK

  The validity of the Debentures and the Common Stock issuable upon the conversion of the Debentures is being passed upon for the Company by McGuire, Woods, Battle & Boothe LLP, Richmond, Virginia and Wachtell, Lipton, Rosen & Katz, New York, New York.

                                    EXPERTS

  The consolidated balance sheets of AMF Bowling and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1997 and the period from inception (January 12, 1996) through December 31, 1996, included in this Prospectus, and the related financial statement schedule included elsewhere in the Registration Statement of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein, in reliance upon the authority of said firm as experts in giving said reports.

  The combined financial statements of AMF Bowling Group as of April 30, 1996 and December 31, 1995, and for the period from January 1, 1996 through April 30, 1996 and for the year ended December 31, 1995, included in this Prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  AMF Bowling has agreed to indemnify PricewaterhouseCoopers LLP for the payment of all legal costs and expenses incurred in PricewaterhouseCoopers LLP's successful defense of any legal action or proceeding that arises as a result of inclusion of PricewaterhouseCoopers LLP's audit reports on the combined financial statements of AMF Bowling Group included in this Registration Statement.

  The consolidated financial statements of Charan as of August 31, 1996 and for the year then ended, included elsewhere in the Registration Statement of which this Prospectus is a part, have been audited by Todres & Sheiffer, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
AMF Bowling, Inc. and Subsidiaries
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of December 31, 1997 and 1996............  F-3
  Consolidated Statements of Income for the Year Ended December 31, 1997,
   and the Period Ended December 31, 1996.................................  F-4
  Consolidated Statements of Cash Flows for the Year Ended December 31,
   1997, and the Period Ended December 31, 1996...........................  F-5
  Consolidated Statements of Stockholders' Equity for the Year Ended
   December 31, 1997, and the Period Ended December 31, 1996..............  F-6
  Notes to Consolidated Financial Statements..............................  F-7
AMF Bowling, Inc. and Subsidiaries--Interim Financial Statements
 (unaudited)
  Condensed Consolidated Balance Sheet as of September 30, 1998........... F-38
  Condensed Consolidated Statements of Income for the Nine Months Ended
   September 30, 1998 and 1997............................................ F-39
  Condensed Consolidated Statements of Cash Flows for the Nine Months
   Ended September 30, 1998 and 1997...................................... F-40
  Notes to Condensed Consolidated Financial Statements.................... F-41
AMF Bowling Group (Predecessor Company)
  Report of Independent Accountants....................................... F-50
  Combined Balance Sheets as of April 30, 1996, and December 31, 1995..... F-51
  Combined Statements of Operations for the Four Months Ended April 30,
   1996, and the Year Ended December 31, 1995............................. F-52
  Combined Statements of Cash Flows for the Four Months Ended April 30,
   1996, and the Year Ended December 31, 1995............................. F-53
  Combined Statements of Changes in Stockholders' Equity for the Four
   Months Ended April 30, 1996, and the Year Ended December 31, 1995...... F-54
  Notes to Combined Financial Statements.................................. F-55
Selected Quarterly Data (unaudited)....................................... F-86
BCA & Affiliates
  Report of Independent Auditors.......................................... F-87
  Balance Sheet as of August 31, 1996..................................... F-88
  Statement of Income for the Year Ended August 31, 1996.................. F-89
  Statement of Cash Flows for the Year Ended August 31, 1996.............. F-90
  Notes to Financial Statements........................................... F-91

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of AMF Bowling, Inc.:

  We have audited the accompanying consolidated balance sheets of AMF Bowling, Inc. (a Delaware corporation, formerly named AMF Holdings Inc.) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1997, and the period from inception (January 12, 1996) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMF Bowling, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the year ended December 31, 1997, and the period from inception (January 12, 1996) through December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Richmond, Virginia
February 20, 1998

                       AMF BOWLING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                         As of December 31,
                                                        ----------------------
                                                           1997        1996
                                                        ----------  ----------
                        ASSETS
CURRENT ASSETS:
 Cash and cash equivalents............................. $   35,790  $   43,568
 Accounts and notes receivable, net of allowance for
  doubtful accounts of $5,012 and $4,492,
  respectively.........................................     73,991      42,625
 Inventories...........................................     56,568      41,001
 Deferred taxes and other..............................     17,049      11,178
                                                        ----------  ----------
    TOTAL CURRENT ASSETS...............................    183,398     138,372
Property and equipment, net............................    750,885     579,308
Leasehold interests, net...............................     47,180      51,488
Deferred financing costs, net..........................     18,911      40,595
Goodwill, net..........................................    772,348     771,146
Investments in and advances to joint ventures..........     19,999          --
Other assets...........................................     39,331      13,101
                                                        ----------  ----------
    TOTAL ASSETS....................................... $1,832,052  $1,594,010
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable...................................... $   41,583  $   31,563
 Accrued expenses......................................     64,865      54,357
 Income taxes payable..................................      5,644       2,276
 Long-term debt, current portion.......................     27,376      42,376
                                                        ----------  ----------
    TOTAL CURRENT LIABILITIES..........................    139,468     130,572
Long-term debt, less current portion...................  1,033,223   1,048,877
Other long-term liabilities............................      5,333       1,851
Deferred income taxes..................................         --       3,895
                                                        ----------  ----------
    TOTAL LIABILITIES..................................  1,178,024   1,185,195
                                                        ----------  ----------
COMMITMENTS AND CONTINGENCIES STOCKHOLDERS' EQUITY:
 Common stock (par value $.01 per share, 200,000,000
  shares authorized, 59,630,000 issued and outstanding
  at December 31, 1997, 42,375,000 issued and
  outstanding at December 31, 1996)....................        596         424
 Paid-in capital.......................................    748,053     429,026
 Retained deficit......................................    (75,048)    (19,484)
 Equity adjustment from foreign currency translation...    (19,573)     (1,151)
                                                        ----------  ----------
    TOTAL STOCKHOLDERS' EQUITY.........................    654,028     408,815
                                                        ----------  ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......... $1,832,052  $1,594,010
                                                        ==========  ==========

   The accompanying notes are an integral part of these consolidated balance sheets.

                      AMF BOWLING, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (in thousands, except per share data)

                                                       YEAR ENDED  PERIOD ENDED
                                                      DECEMBER 31, DECEMBER 31,
                                                          1997       1996(a)
                                                      ------------ ------------
Operating revenue....................................   $713,668     $384,809
                                                        --------     --------
OPERATING EXPENSES:
 Cost of goods sold..................................    212,544      130,542
 Bowling center operating expenses...................    251,206      123,673
 Selling, general, and administrative expenses.......     64,546       35,070
 Depreciation and amortization.......................    102,447       49,386
                                                        --------     --------
    Total operating expenses.........................    630,743      338,671
                                                        --------     --------
    Operating income.................................     82,925       46,138
                                                        --------     --------
NONOPERATING EXPENSES (INCOME):
 Interest expense....................................    118,385       77,990
 Other expenses, net.................................     10,106        1,912
 Interest income.....................................     (1,954)      (5,748)
                                                        --------     --------
    Total nonoperating expenses......................    126,537       74,154
                                                        --------     --------
 Loss before income taxes............................    (43,612)     (28,016)
 Benefit for income taxes............................    (12,776)      (8,532)
                                                        --------     --------
 Net loss before equity in loss of joint ventures and
  extraordinary items................................    (30,836)     (19,484)
 Equity in loss of joint ventures....................     (1,362)          --
                                                        --------     --------
 Net loss before extraordinary items.................    (32,198)     (19,484)
 Extraordinary items, net of tax of $12,778..........    (23,366)          --
                                                        --------     --------
 Net loss............................................   $(55,564)    $(19,484)
                                                        ========     ========
NET LOSS PER SHARE, BASIC AND DILUTED:
 Net loss per share before extraordinary items.......   $  (0.71)    $  (0.49)
 Per share effect of extraordinary items.............      (0.52)          --
                                                        --------     --------
 Net loss per share..................................   $  (1.23)    $  (0.49)
                                                        ========     ========
 Weighted average shares outstanding.................     45,249       39,713
                                                        ========     ========

--------
(a) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes results of operations of the acquired business from May 1, 1996 through December 31, 1996.

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMF BOWLING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                     PERIOD
                                                       YEAR ENDED     ENDED
                                                      DECEMBER 31,  DECEMBER
                                                          1997     31, 1996(a)
                                                      ------------ -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss............................................  $ (55,564)  $   (19,484)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation and amortization......................    102,447        49,386
  Equity in loss of joint ventures...................      1,362            --
  Extraordinary items, net of tax....................     23,366            --
  Deferred income taxes..............................    (20,221)      (14,040)
  Amortization of bond discount......................     33,562        24,731
  Loss on the sale of property and equipment, net....      4,446           408
  Changes in assets and liabilities:
   Accounts and notes receivable, net................    (26,093)       (6,504)
   Inventories.......................................    (16,971)        1,862
   Other assets......................................    (12,897)       (4,010)
   Accounts payable and accrued expenses.............     17,782        21,930
   Income taxes payable..............................        602           417
   Other long-term liabilities.......................     (4,089)       19,135
                                                       ---------   -----------
    Net cash provided by operating activities........     47,732        73,831
                                                       ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of operating units, net of cash
  acquired...........................................   (214,761)   (1,450,928)
 Investments in and advances to joint ventures.......    (21,361)           --
 Purchases of property and equipment.................    (56,703)      (16,941)
 Proceeds from the sale of property and equipment....      4,180           754
                                                       ---------   -----------
    Net cash used in investing activities............   (288,645)   (1,467,115)
                                                       ---------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred
  financing costs....................................    240,406     1,059,277
 Payments on long-term debt..........................   (304,621)      (38,875)
 Prepayment penalty..................................    (14,571)           --
 Capital contributions...............................     36,600       420,750
 Net proceeds from initial public offering of
  shares.............................................    279,071            --
 Repurchase of shares................................       (500)           --
 Noncompete obligations..............................       (647)       (2,892)
                                                       ---------   -----------
    Net cash provided by financing activities........    235,738     1,438,260
                                                       ---------   -----------
 Effect of exchange rates on cash....................     (2,603)       (1,408)
                                                       ---------   -----------
NET (DECREASE) INCREASE IN CASH......................     (7,778)       43,568
Cash and cash equivalents at beginning of period.....     43,568            --
                                                       ---------   -----------
Cash and cash equivalents at end of period...........  $  35,790   $    43,568
                                                       =========   ===========

--------
(a) For the period from the inception date of January 12, 1996, through December 31, 1996, which includes the cash flows of the acquired business from May 1, 1996 through December 31, 1996.

  The accompanying notes are an integral part of these consolidated financial statements.

                       AMF BOWLING, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                                                                     EQUITY
                                                                   ADJUSTMENT
                            COMMON                                FROM FOREIGN     TOTAL
                            SHARES     COMMON PAID-IN   RETAINED    CURRENCY   STOCKHOLDERS'
                          OUTSTANDING  STOCK  CAPITAL   DEFICIT   TRANSLATION     EQUITY
                          -----------  ------ --------  --------  ------------ -------------
BALANCE JANUARY 12,
 1996...................          --    $ --  $     --  $     --    $     --     $     --
Initial capitalization..  38,375,000     384   389,066        --          --      389,450
Capital contribution by
 stockholders...........   4,000,000      40    39,960        --          --       40,000
Net loss................          --      --        --   (19,484)         --      (19,484)
Equity adjustment from
 foreign currency
 translation............          --      --        --        --      (1,151)      (1,151)
                          ----------    ----  --------  --------    --------     --------
BALANCE DECEMBER 31,
 1996...................  42,375,000     424   429,026   (19,484)     (1,151)     408,815
                          ----------    ----  --------  --------    --------     --------
Capital contribution by
 stockholders...........   1,780,000      18    35,582        --          --       35,600
Issuance of stock and
 stock options (Note
 14)....................     100,000       1     5,027        --          --        5,028
Initial public offering
 of common stock........  15,525,000     155   278,916        --          --      279,071
Repurchase of common
 stock..................    (150,000)     (2)     (498)       --          --         (500)
Net loss................          --      --        --   (55,564)         --      (55,564)
Equity adjustment from
 foreign currency
 translation............          --      --        --        --     (18,422)     (18,422)
                          ----------    ----  --------  --------    --------     --------
BALANCE DECEMBER 31,
 1997...................  59,630,000    $596  $748,053  $(75,048)   $(19,573)    $654,028
                          ==========    ====  ========  ========    ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      AMF BOWLING, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

  AMF Bowling, Inc. ("AMF Bowling") changed its name from AMF Holdings Inc. in 1997. AMF Bowling and its subsidiaries (collectively, the "Company" or "AMF") are principally engaged in two business segments: (i) the ownership or operation of bowling centers, consisting of 370 U.S. bowling centers and 100 international bowling centers ("Bowling Centers"), including fourteen joint venture centers described in "Note 16. Joint Ventures", as of December 31, 1997, and (ii) the manufacture and sale of bowling equipment such as automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, certain spare parts, and the resale of allied products such as bowling balls, bags, shoes, and certain other spare parts ("Bowling Products"). The principal markets for bowling equipment are U.S. and international independent bowling center operators.

  AMF Bowling Worldwide, Inc., formerly named AMF Group Inc. ("Bowling Worldwide"), is a wholly owned subsidiary of AMF Group Holdings Inc. ("AMF Group Holdings"). AMF Group Holdings is a wholly owned subsidiary of AMF Bowling. AMF Group Holdings and Bowling Worldwide are Delaware corporations organized by GS Capital Partners II, L.P., and certain other investment funds (collectively, "GSCP") affiliated with Goldman, Sachs & Co. ("Goldman Sachs"), to effect the Acquisition (described below). AMF Bowling and AMF Group Holdings are holding companies. The principal assets in each are comprised of investments in subsidiaries.

  Pursuant to a Stock Purchase Agreement dated February 16, 1996, between AMF Group Holdings and the stockholders (the "Prior Owners") of AMF Bowling Group (the "Predecessor Company"), on May 1, 1996 (the "Closing Date"), AMF Group Holdings acquired the Predecessor Company through a stock purchase by AMF Group Holdings' subsidiaries of all the outstanding stock of the separate domestic and foreign corporations that constituted substantially all of the Predecessor Company and through the purchase of certain of the assets of the Predecessor Company's bowling center operations in Spain and Switzerland (the "Acquisition"). AMF Group Holdings did not acquire the assets of two bowling centers located in Madrid, Spain, and Geneva, Switzerland (both of which were retained by the Prior Owners.)

  The purchase price for the Acquisition was approximately $1.37 billion, less approximately $2.0 million representing debt of the Predecessor Company which remained in place following the closing of the Acquisition. The Acquisition was accounted for by the purchase method of accounting, pursuant to which the purchase price was allocated among the acquired assets and liabilities in accordance with estimates of fair market value on the date of Acquisition. The purchase included the payment of $1.323 billion to the Prior Owners. The Acquisition was funded with $380.8 million of contributed capital, and $1.015 billion of debt, including bank debt and senior subordinated notes and discount notes. The purchase price included $8.7 million which represents warrants to purchase 870,000 shares of AMF Bowling common stock, par value $.01 per share ("Common Stock"), which were issued on the Closing Date to The Goldman Sachs Group, L.P., an affiliate of Goldman Sachs. See "Note 9. Long-Term Debt". See also "Note 14. Supplemental Disclosures to the Consolidated Statements of Cash Flows" which presents the components of the purchase price allocation.

Note 2. Significant Accounting Policies

 Basis of Presentation

  The results of operations for the year ended December 31, 1997, reflect the results of the Company from January 1, 1997 ("1997"). The results of operations for the period ended December 31, 1996, reflect the results of the Company since the inception date of January 12, 1996,

                      AMF BOWLING, INC. AND SUBSIDIARIES
and the subsidiaries acquired as of May 1, 1996, from the Predecessor Company ("1996"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements. Certain amounts in the prior year's financial statements have been reclassified to conform to the current year presentation. All dollar amounts are in thousands, except where otherwise indicated.

 Joint Ventures

  Investments in joint ventures are accounted for under the equity method. These investments are managed as part of the Company's Bowling Centers segment operations, and the Company's share of joint venture earnings is included in earnings for the Bowling Centers segment. (See "Note 16. Joint Ventures".)

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The more significant estimates made by management include allowances for obsolete inventory, uncollectible accounts receivable, realization of goodwill and other deferred assets, litigation and claims, product warranty costs, and self-insurance costs. Actual results could differ from those estimates.

 Revenue Recognition

  For Bowling Products' sales to customers in the United States, revenue is generally recognized at the time the products are shipped. For larger contract orders, Bowling Products generally requires that customers submit a deposit as a condition of accepting the order. Internationally, revenue is generally recognized when products arrive at the customer's port of entry. For a significant portion of international sales, Bowling Products generally requires the customer to obtain a letter of credit prior to shipment.

 Warranty Costs

  Bowling Products warrants all new products for certain periods up to one year. Major products are warranted for one year. Bowling Products charges to income an estimated amount for future warranty obligations, and also offers customers the option to purchase extended warranties on certain products. Warranty expense aggregated $3,007 for 1997 and $4,471 for 1996, and is included in cost of goods sold in the accompanying consolidated statements of income.

 Cash and Cash Equivalents

  The Company classifies all highly liquid fixed-income investments purchased with an original maturity of three months or less as cash equivalents.

 Inventories

  Bowling Products' inventory is valued at the lower of cost or market, cost being determined using the first-in, first-out ("FIFO") method for U.S. and international inventories. Bowling Centers' inventory is valued at the lower of cost or market, with the cost being determined using the actual or average cost method.

                      AMF BOWLING, INC. AND SUBSIDIARIES

 Long-Lived Assets

  The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset.

 Property and Equipment

  Property and equipment are stated at cost. Expenditures for maintenance and repairs which do not improve or extend the life of an asset are charged to expense as incurred; major renewals or betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation are removed from property and equipment, and any gain or loss is recognized.

  As a result of the Acquisition, the carrying value of property and equipment was adjusted to fair market value in accordance with the purchase method of accounting. Property and equipment are depreciated over their estimated useful lives using the straight-line method. Estimated useful lives of property and equipment are as follows:

   Buildings and
    improvements...........  5 - 40 years
   Leasehold improvements..  lesser of the estimated useful life or term of the lease
   Bowling and related
    equipment..............  5 - 10 years
   Manufacturing
    equipment..............  2 - 7 years
   Furniture and fixtures..  3 - 8 years

 Goodwill

  As a result of the Acquisition and subsequent purchases of bowling centers discussed in "Note 15. Acquisitions", and in accordance with the purchase method of accounting used for all acquisitions, the Company recorded goodwill representing the excess of the purchase price over the allocation among the acquired assets and liabilities in accordance with estimates of fair market value on the dates of acquisition. Goodwill is being amortized over 40 years. Amortization expense was $19,827 in 1997 and $13,070 in 1996.

 Income Taxes

  Upon consummation of the Acquisition, the U.S. and international subsidiaries of AMF Bowling became taxable corporations under the Internal Revenue Code ("IRC"). Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences on future years of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

 Research and Development Costs

  Expenditures relating to the development of new products, including significant improvements and refinements to existing products, are expensed as incurred. Amounts charged against income were approximately $922 in 1997 and $1,312 in 1996, and are included in cost of goods sold in the accompanying consolidated statements of income.

                      AMF BOWLING, INC. AND SUBSIDIARIES

 Advertising Costs

  Costs incurred for producing and communicating advertising are expensed when incurred. The amounts charged against income were approximately $21,642 in 1997 and $9,299 in 1996, with $12,768 and $5,932, respectively, included in bowling center operating expenses for Bowling Centers, and $8,856 and $3,367, respectively, included in selling, general and administrative expenses for Bowling Products and Corporate in the accompanying consolidated statements of income.

 Earnings Per Share

  In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share" which requires the calculation and presentation of basic and diluted earnings per share. Basic and diluted net loss per share for 1997 and 1996 is calculated based on the actual weighted average shares outstanding. Outstanding stock options and warrants are not considered as their effect is antidilutive. See "Note 12. Stockholders' Equity" and "Note 13. Employee Benefit Plans".

 Foreign Currency Translation

  All assets and liabilities of AMF Bowling's international operations are translated from foreign currencies into U.S. dollars at year-end exchange rates, except those of Mexico which has a highly inflationary economy. Adjustments resulting from the translation of financial statements of international operations into U.S. dollars are included in the equity adjustment from foreign currency translation on the accompanying consolidated balance sheets. Revenue and expenses of international operations are translated using average exchange rates that existed during the year and reflect currency exchange gains and losses resulting from transactions conducted in other than local currencies. Net losses from transactions in foreign currencies of $3,537 for 1997 and $488 for 1996 are included in other expenses in the accompanying consolidated statements of income.

 Fair Value of Financial Instruments

  The carrying value of financial instruments including cash and cash equivalents and short-term debt approximate fair value at December 31, 1997 and 1996, because of the short maturity of these instruments. At December 31, 1997 and 1996, fair value of the interest rate cap agreements (to reduce the interest rate risk of the Company's floating rate debt) was approximately zero and $577, respectively. The interest rate cap agreements are valued using the estimated amount that the Company would receive to terminate the cap agreements as of December 31, 1997 and 1996, based on a quote from the counterparty, taking into account current interest rates and the credit worthiness of the counterparty. The Company has no intention of terminating the cap agreements. The fair value of the Term Facilities under the Senior Debt, as defined in "Note 9. Long-Term Debt," at December 31, 1997 and 1996, was approximately $467,361 and $623,520, respectively, based on the fair value of debt with similar maturities and covenants. The fair value of the Notes, as defined in "Note 9. Long-Term Debt," at December 31, 1997 and 1996, was approximately $493,551 and $560,315, respectively, based on the trading value at December 31, 1997 and 1996.

 Noncompete Agreements

  AMF Bowling, through its subsidiaries, has noncompete agreements with various individuals. The assets are recorded at cost or at the present value of payments to be made under these agreements, discounted at annual rates ranging from 8 percent to 10 percent. The assets are included in other assets on the accompanying consolidated balance sheets and are amortized on a

                      AMF BOWLING, INC. AND SUBSIDIARIES
straight-line basis over the terms of the agreements. Noncompete obligations at December 31, 1997 and 1996, net of accumulated amortization, totaled approximately $3,171 and $2,498, respectively.

  Annual maturities on noncompete obligations as of December 31, 1997, are as follows:

   Year Ending December 31,
   ------------------------
   1998................................................................ $1,019
   1999................................................................    512
   2000................................................................    243
   2001................................................................    228
   2002................................................................    185
   Thereafter..........................................................    984
                                                                        ------
                                                                        $3,171
                                                                        ======

 Self-Insurance Programs

  The Company is self-insured up to certain levels for general and product liability, workers' compensation, certain health care coverage, and property damage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. The Company has recorded an estimated amount to cover known claims and claims incurred but not reported as of December 31, 1997 and 1996, which is included in accrued expenses in the accompanying consolidated balance sheets.

Note 3. Pro Forma Results of Operations

  Pro forma statements of income are presented on the following pages for the years ended December 31, 1996 and 1995, as if the Acquisition had occurred on January 1, 1996 and 1995, respectively. AMF Bowling's pro forma statement of income for the twelve months ended December 31, 1996 is based on the Predecessor Company's statement of operations for the four-month period ending April 30, 1996, reported elsewhere in this report, AMF Bowling's statement of income for the period ended December 31, 1996, and adjustments giving effect to the Acquisition under the purchase method of accounting as described in the notes below. AMF Bowling's pro forma statement of income for the twelve months ended December 31, 1995, is based on the Predecessor Company's results of operations reported elsewhere in this report and adjustments giving effect to the Acquisition under the purchase method of accounting as described in the notes below. The pro forma results are for illustrative purposes only and do not purport to be indicative of the actual results which occurred, nor are they indicative of future results of operations.

                      AMF BOWLING, INC. AND SUBSIDIARIES

       PRO FORMA RESULTS OF OPERATIONS (IN MILLIONS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                             HISTORICAL                                PRO FORMA
                                AMF      PREDECESSOR                      AMF
                              BOWLING,     COMPANY                   BOWLING, INC.
                                INC.     FOUR MONTHS                 TWELVE MONTHS
                            PERIOD ENDED    ENDED     PRO FORMA          ENDED
                            12/31/96(a)    4/30/96   ADJUSTMENTS       12/31/96
                            ------------ ----------- -----------     -------------
   Operating revenue.......    $384.8      $164.9       $(0.8)(b)       $548.9
                               ------      ------       -----           ------
   Operating expenses:
    Cost of goods sold.....     130.5        43.1          --            173.6
    Bowling center
     operating expenses....     123.7        80.2       (25.1)(b)(c)     178.8
    Selling, general, and
     administrative
     expenses..............      35.1        35.5       (19.6)(b)(c)      51.0
    Depreciation and
     amortization..........      49.4        15.1         9.0 (d)         73.5
                               ------      ------       -----           ------
       Total operating
        expenses...........     338.7       173.9       (35.7)           476.9
                               ------      ------       -----           ------
   Operating income
    (loss).................      46.1        (9.0)       34.9             72.0
   Nonoperating expenses
    (income):
    Interest expense.......      78.0         4.5        23.7 (e)        106.2
    Other expenses, net....       1.9         0.7          --              2.6
    Interest income........      (5.8)       (0.6)         --             (6.4)
                               ------      ------       -----           ------
   Income (loss) before
    income taxes...........     (28.0)      (13.6)       11.2            (30.4)
   Provision (benefit) for
    income taxes...........      (8.5)       (1.7)        1.3 (f)         (8.9)
                               ------      ------       -----           ------
       Net income (loss)...    $(19.5)     $(11.9)      $ 9.9           $(21.5)
                               ======      ======       =====           ======
   Net loss per share......                                             $(0.55)
                                                                        ======

--------
(a) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes results of operations of the acquired business from May 1, 1996 through December 31, 1996.
(b) To reflect the impact of AMF Group Holdings not acquiring in the Acquisition the operations of one bowling center in Switzerland and one bowling center in Spain.
(c) To eliminate a one-time charge of $44.0 million for special bonuses and payments made by the Prior Owners in April 1996.
(d) To reflect the increase in depreciation and amortization expense resulting from the allocation of the purchase price to fixed assets and goodwill and a change in the method of depreciation of fixed assets. The Predecessor Company principally used the double declining balance method. The amount of the pro forma adjustment for depreciation was determined using the straight-line method over the estimated lives of the assets acquired. Goodwill is being amortized over 40 years.
(e) To reflect the incremental interest expense associated with the issuance of debt which partially funded the Acquisition.
(f) To give effect to the change in status of the U.S. and international subsidiaries of AMF Bowling from S corporations to taxable corporations under the U.S. federal tax laws upon consummation of the Acquisition.

                      AMF BOWLING, INC. AND SUBSIDIARIES

       Pro Forma Results of Operations (in millions, except share data)
                                  (unaudited)

                                                                     Pro Forma
                                       Predecessor                      AMF
                                         Company                   Bowling, Inc.
                                      Twelve Months                Twelve Months
                                          Ended       Pro Forma        Ended
                                        12/31/95     Adjustments     12/31/95
                                      -------------  -----------   -------------
Operating revenue....................    $564.9        $  (2.3)(h)    $562.6
                                         ------        -------        ------
Operating expenses:
 Cost of goods sold..................     184.1           (0.3)(h)     183.8
 Bowling center operating expenses...     166.5           (1.5)(h)     165.0
 Selling, general, and administrative
  expenses...........................      50.8           (0.3)(i)      50.5
 Depreciation and amortization.......      39.1           27.9 (j)      67.0
                                         ------        -------        ------
    Total operating expenses.........     440.5           25.8         466.3
                                         ------        -------        ------
Operating income (loss)..............     124.4          (28.1)         96.3
Nonoperating expenses (income):
 Interest expense....................      15.7           88.6 (k)     104.3
 Other expenses, net.................       1.0             --           1.0
 Interest income.....................      (2.2)            --          (2.2)
 Foreign currency transaction loss...       1.0             --           1.0
                                         ------        -------        ------
Income (loss) before income taxes....     108.9         (116.7)         (7.8)
Provision (benefit) for income
 taxes...............................      40.6 (g)      (30.6)(l)      10.0
                                         ------        -------        ------
    Net income (loss)................    $ 68.3        $ (86.1)       $(17.8)
                                         ------        -------        ------
Net loss per share...................                                 $(0.47)
                                                                      ======

--------
(g) Reflects the pro forma income tax provision that would have been provided had the Predecessor Company consisted of taxable C corporations, rather than S corporations.
(h)To reflect the net reduction in revenue and expenses related to the following:

  (i) Certain assets of the Predecessor Company not purchased by AMF Group Holdings.

  (ii) Impact of AMF Group Holdings not acquiring one bowling center in Switzerland and one bowling center in Spain.

  (iii) Concurrent with the Acquisition, amounts due from and payable to the Prior Owners and other related parties were cancelled.

(i) To reflect the termination of management fees charged by an affiliate of the Prior Owners.
(j) To reflect the increase in depreciation and amortization expense resulting from the allocation of the purchase price to fixed assets and goodwill and a change in the method of depreciation of fixed assets. The Predecessor Company principally used the double declining balance method. The amount of the pro forma adjustment for depreciation was determined using the straight-line method over the estimated lives of the assets acquired. Goodwill is being amortized over 40 years.
(k) To reflect the incremental interest expense associated with the issuance of debt which partially funded the Acquisition.
(l) To reflect the pro forma income tax benefit associated with the pro forma adjustments.

                      AMF BOWLING, INC. AND SUBSIDIARIES

Note 4. Inventories

  Inventories at December 31, 1997 and 1996, consist of the following:

                                                                 1997    1996
                                                                ------- -------
   Bowling Products, at FIFO:
    Raw materials.............................................. $15,283 $11,683
    Work in progress...........................................   2,279   2,335
    Finished goods and spare parts.............................  33,082  23,195
   Bowling Centers, at average cost:
    Merchandise inventory......................................   5,924   3,788
                                                                ------- -------
                                                                $56,568 $41,001
                                                                ======= =======

Note 5. Deferred Taxes and Other Current Assets

  The components of deferred taxes and other current assets at December 31, 1997 and 1996, consist of the following:

                                                                 1997    1996
                                                                ------- -------
   Deferred income taxes....................................... $ 5,547 $ 4,847
   Advances or deposits........................................   3,288   2,018
   Other.......................................................   8,214   4,313
                                                                ------- -------
                                                                $17,049 $11,178
                                                                ======= =======

Note 6. Property and Equipment

  Property and equipment, net at December 31, 1997 and 1996, consists of the following:

                                                               1997      1996
                                                             --------  --------
   Land..................................................... $113,629  $ 90,512
   Buildings and improvements...............................  280,046   210,298
   Equipment, furniture, and fixtures.......................  444,437   304,067
   Other....................................................    7,282     2,631
                                                             --------  --------
                                                              845,394   607,508
   Less: accumulated depreciation and amortization..........  (94,509)  (28,200)
                                                             --------  --------
                                                             $750,885  $579,308
                                                             ========  ========

  Depreciation and amortization expense related to property and equipment was $64,480 for 1997 and $28,200 for 1996.

Note 7. Other Long-term Assets

  Other long-term assets are primarily composed of deferred income taxes, long-term rent deposits, long-term portion of noncompete assets, and notes receivable.

                      AMF BOWLING, INC. AND SUBSIDIARIES

Note 8. Accrued Expenses

  Accrued expenses at December 31, 1997 and 1996, consist of the following:

                                                                 1997    1996
                                                                ------- -------
   Accrued compensation........................................ $ 9,523 $ 9,141
   Accrued interest............................................   8,253   8,640
   League bowling accounts.....................................  14,237   7,676
   Accrued installation costs..................................   4,868   4,451
   Other.......................................................  27,984  24,449
                                                                ------- -------
                                                                $64,865 $54,357
                                                                ======= =======

Note 9. Long-term Debt

  Long-term debt at December 31, 1997 and 1996, consists of the following:

                                                            1997        1996
                                                         ----------  ----------
   Bank debt............................................ $  619,362  $  564,625
   Senior subordinated notes............................    250,000     250,000
   Senior subordinated discount notes...................    189,261     274,663
   Mortgage and equipment note..........................      1,976       1,965
                                                         ----------  ----------
       Total debt.......................................  1,060,599   1,091,253
   Current maturities...................................    (27,376)    (42,376)
                                                         ----------  ----------
       Total long-term debt............................. $1,033,223  $1,048,877
                                                         ==========  ==========

 Bank Debt

  The bank debt (the "Senior Debt") was incurred pursuant to a credit agreement dated as of May 1, 1996, and amended and restated as of November 3, 1997 (the "Credit Agreement"), between Bowling Worldwide and its lenders. The Credit Agreement provides for (i) senior secured term loan facilities aggregating $455.3 million (the "Term Facilities") and (ii) a senior secured revolving credit facility of up to $355.0 million (the "Bank Facility", and together with the Term Facilities, the "Senior Facilities").

  The Term Facilities consist of the following three tranches: (i) a Term Loan Facility of $130.0 million, (ii) an Amortization Extended Loans ("AXELsSM") Series A Facility of $187.5 million, and (iii) an AXELsSM Series B Facility of $137.8 million. Maturity dates of the three tranches and scheduled amortization payments are included in tables below.

  The Term Facilities bear interest, at the Company's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case, plus a margin that varies in accordance with a performance pricing grid that is based on the ratio of total debt to EBITDA (defined as earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses) for the rolling period (defined as the four most recent quarters) then most recently ended. Until November 7, 1998, the margin applicable to advances under the Term Loan Facility bearing interest based on Citibank's customary base rate will range from 0.75% to 0.875%, and the margin applicable to advances under the Term Loan Facility bearing interest based on Citibank's Eurodollar rate will range from 1.75% to 1.875%. Thereafter, the margin applicable to advances under the Term Loan Facility bearing interest based on Citibank's customary base rate will range from 0.00% to 0.875% and the margin applicable to advances under the Term Loan Facility bearing interest based on Citibank's Eurodollar rate will range from 0.75% to 1.875%. At December 31, 1997, the applicable margin for advances under the Term Loan Facility bearing interest based on

                      AMF BOWLING, INC. AND SUBSIDIARIES

Citibank's customary base rate was 0.75% and the applicable margin for advances under the Term Loan Facility bearing interest based on Citibank's Eurodollar rate was 1.75%. At December 31, 1997, the interest rate for advances under the Term Loan Facility was 7.6875%.

  Until November 7, 1998, the margin applicable to advances under the AXELsSM Series A Facility bearing interest based on Citibank's customary base rate will range from 1.00% to 1.125% and the margin applicable to advances under the AXELsSM Series A Facility bearing interest based on Citibank's Eurodollar rate will range from 2.00% to 2.125%. Thereafter, the margin applicable to advances under the AXELsSM Series A Facility bearing interest based on Citibank's customary base rate will range from 0.875% to 1.125% and the margin applicable to advances under the AXELsSM Series A Facility bearing interest based on Citibank's Eurodollar rate will range from 1.875% to 2.125%. At December 31, 1997, the applicable margin for advances under the AXELsSM Series A Facility bearing interest based on Citibank's customary base rate was 1.00% and the applicable margin for advances under the AXELsSM Series A Facility bearing interest based on Citibank's Eurodollar rate was 2.00%. At December 31, 1997, the interest rate for advances under the AXELsSM Series A Facility was 7.9375%.

  Until November 7, 1998, the margin applicable to advances under the AXELsSM Series B Facility bearing interest based on Citibank's customary base rate will range from 1.25% to 1.375% and the margin applicable to advances under the AXELsSM Series B Facility bearing interest based on Citibank's Eurodollar rate will range from 2.25% to 2.375%. Thereafter, the margin applicable to advances under the AXELsSM Series B Facility bearing interest based on Citibank's customary base rate will range from 1.125% to 1.375% and the margin applicable to advances under the AXELsSM Series B Facility bearing interest based on Citibank's Eurodollar rate will range from 2.125% to 2.375%. At December 31, 1997, the applicable margin for advances under the AXELsSM Series B Facility bearing interest based on Citibank's customary base rate was 1.25% and the applicable margin for advances under the AXELsSM Series B Facility bearing interest based on Citibank's Eurodollar rate was 2.25%. At December 31, 1997, the interest rate for advances under the AXELsSM Series B Facility was 8.1875%

  The Bank Facility has an aggregate amount available of $355.0 million, and will mature on March 31, 2002. The Bank Facility is fully revolving until its final maturity and bears interest, at the Company's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case, plus a margin which varies in accordance with a performance pricing grid which is based on the ratios of total debt to EBITDA (defined above). Until November 7, 1998, the margin applicable to advances under the Bank Facility bearing interest based on Citibank's customary base rate will range from 0.75% to 0.875% and the margin applicable to advances under the Bank Facility bearing interest based on Citibank's Eurodollar rate will range from 1.75% to 1.875%. Thereafter, the margin applicable to advances under the Bank Facility bearing interest based on Citibank's customary base rate will range from 0.00% to 0.875% and the margin applicable to advances under the Bank Facility bearing interest based on Citibank's Eurodollar rate will range from 0.75% to 1.875%. At December 31, 1997, the applicable margin for advances under the Bank Facility bearing interest based on Citibank's customary base rate was 0.75% and the applicable margin for advances under the Bank Facility bearing interest based on Citibank's Eurodollar rate was 1.75%. At December 31, 1997, the interest rate for advances under the Bank Facility was 7.6875%.

  The Credit Agreement contains certain covenants, including, but not limited to, covenants related to cash interest coverage, fixed charge coverage, payments on other debt, mergers and acquisitions, sales of assets, guarantees and investments. The Credit Agreement also contains certain provisions which limit the amount of funds available for transfer from Bowling Worldwide to AMF Group Holdings, and from AMF Group Holdings to AMF Bowling. Limits exist on, among other

                      AMF BOWLING, INC. AND SUBSIDIARIES
things, the declaration or payment of dividends, distributions of assets, amount of debt and issuance or sale of capital stock.

  So long as Bowling Worldwide is not in default of the covenants contained in the Credit Agreement, it may i) declare and pay dividends in common stock; ii) declare and pay cash dividends to the extent necessary to make payments of approximately $0.15 million in May 1997 and, to the extent necessary, to make payments of approximately $0.15 million due in May 1998 under certain noncompete agreements with the Prior Owners; iii) declare and pay cash dividends for general administrative expenses not to exceed $0.25 million; and
iv) declare and pay cash dividends not to exceed $2.0 million for the repurchase of Common Stock. As of December 31, 1997, Bowling Worldwide was in compliance with all of its covenants.

  The lenders (the "Senior Lenders") of the Senior Debt are secured by collateral described in the Senior Debt security agreement, intellectual property security agreement, mortgages and any other agreements with the Senior Lenders that create a lien in favor of the Senior Lenders. The collateral includes, but is not limited to stock in subsidiaries of AMF Bowling Worldwide, cash and cash equivalents, equipment, inventory, investments, intellectual property and mortgages.

 Mortgage and Equipment Note

  At December 31, 1997 and 1996, a mortgage and equipment note relating to one U.S. bowling center bore interest at 9.175%.

 Notes

  The senior subordinated notes will mature on March 15, 2006. Interest accrues from the date of issuance at an annual rate of 10 7/8% and is payable in cash semiannually in arrears on March 15 and September 15 of each year which commenced on September 15, 1996.

  Prior to December 15, 1997, the senior subordinated discount notes had a fully-accreted value of $452.0 million based on a maturity date of March 15, 2006. On December 15, 1997, the Company redeemed $118.9 million in principal which represented a fully-accreted value of $175.0 million using a portion of the proceeds received from an initial public offering of AMF Bowling common stock. See "Note 12. Stockholders' Equity". The remaining balance of senior subordinated discount notes will mature on March 15, 2006, at a fully-accreted value of $277.0 million. The senior subordinated discount notes will result in an effective yield of 12 1/4% per annum, computed on a semiannual bond equivalent basis. No interest is payable prior to March 15, 2001. Commencing March 15, 2001, interest will accrue and be payable in cash semiannually in arrears on March 15 and September 15 of each year beginning with September 15, 2001.

  The Company's payment obligations under the senior subordinated notes and the senior subordinated discount notes (together, the "Notes") are jointly and severally guaranteed on a senior subordinated basis by AMF Group Holdings and each of Bowling Worldwide's subsidiaries identified below in "Note 21. Condensed Consolidating Financial Statements" (collectively, the
"Guarantors").

  The guarantees of the Notes are subordinated to the guarantees of the Senior Debt and the mortgage and equipment note outstanding at December 31, 1997, referred to above. The Notes are general, unsecured obligations of Bowling Worldwide, are subordinated in right of payment to all Senior Debt of Bowling Worldwide, and rank pari passu with all existing and future subordinated debt of Bowling Worldwide. The claims of the holders of the Notes will be effectively subordinated to all other indebtedness and other liabilities (including trade payables and capital lease obligations) of Bowling Worldwide's subsidiaries that are not Guarantors and through which Bowling Worldwide will conduct a portion of its operations. See "Note 21. Condensed Consolidating Financial Statements."

                      AMF BOWLING, INC. AND SUBSIDIARIES

  Prior to March 15, 1999, up to $100 million in aggregate principal amount of senior subordinated notes will be redeemable at the option of Bowling Worldwide, on one or more occasions, from the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, Bowling Worldwide, at a price of 110.875% of the principal amount of the senior subordinated notes, together with accrued and unpaid interest, if any, to the date of redemption; so long as at least $150 million in aggregate principal amount of senior subordinated notes remains outstanding after such redemption. Similarly, prior to March 15, 1999, the senior subordinated discount notes will be redeemable at the option of Bowling Worldwide, on one or more occasions, from the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, Bowling Worldwide, at a price of 112.25% of the accreted value of the senior subordinated discount notes; so long as at least $150 million in accreted value of senior subordinated discount notes remains outstanding after such redemption.

  The indenture governing the senior subordinated notes and the indenture governing the senior subordinated discount notes (the "Note Indentures") contain certain covenants that, among other things, limit the ability of Bowling Worldwide and its Restricted Subsidiaries, as defined therein, to incur additional indebtedness and issue Disqualified Stock, as defined therein, pay dividends or distributions or make investments or make certain other Restricted Payments, as defined therein, enter into certain transactions with affiliates, dispose of certain assets, incur liens securing pari passu and subordinated indebtedness of Bowling Worldwide and engage in mergers and consolidations. As of December 31, 1997, Bowling Worldwide was in compliance with all of its covenants.

  Annual maturities of long-term debt, including accretion of the senior subordinated discount notes, as of December 31, 1997, are as follows:

   December 31,
   ------------
   1998.............................................................. $   27,376
   1999..............................................................     32,376
   2000..............................................................     34,251
   2001..............................................................     83,001
   2002..............................................................    279,110
   Thereafter........................................................    692,246
                                                                      ----------
                                                                      $1,148,360
                                                                      ==========

 Interest Rate Cap Agreements

  During 1996, Bowling Worldwide entered into an interest rate cap agreement with Goldman Sachs Capital Markets, L.P., to reduce the interest rate risk of its Senior Debt. The notional amount of this cap was $300.0 million at December 31, 1997. Under the terms of this agreement, Bowling Worldwide receives payment if the three-month LIBOR rises above 5.75% through April 1997, above 6.50% from May 1997 through April 1998 and above 7.5% from May 1998 through October 1998. No amounts were received under this agreement during 1996 or 1997. During 1997, Bowling Worldwide entered into a second interest rate cap agreement with Goldman Sachs Capital Markets, L.P. to further reduce the interest rate risk of its Senior Debt. The notional amount of this cap was $100.0 million at December 31, 1997. Under the terms of this agreement, Bowling Worldwide receives payment if the three-month LIBOR rises above 7.00% from July 7, 1997 through March 31, 1998. No amounts were received under this agreement during 1997.

  Bowling Worldwide is exposed to credit-related loss in the event of non-performance by the counterparty. Bowling Worldwide believes its exposure to potential loss due to counterparty non-performance is minimized primarily due to the relatively strong credit rating of the counterparty.

                      AMF BOWLING, INC. AND SUBSIDIARIES

  Average amounts outstanding and average borrowing rates for 1997 were as follows:

                                            Outstanding at   Average    Average
                                             December 31,    Amounts   Borrowing
   Description              Maturity Dates       1997      Outstanding   Rates
   -----------              --------------- -------------- ----------- ---------
   Term Loan Facility......  March 31, 2002    $122,500     $205,587     8.27%
   AXELs(SM) A Facility....  March 31, 2003     186,750      190,085     8.56
   AXELs(SM) B Facility....  March 31, 2004     137,000      138,314     8.73
   Bank Facility...........  March 31, 2002     173,112       32,669     8.75
   Mortgage and Equipment
    Notes.................. October 1, 2013       1,976        1,970     9.18

  Prior to the Credit Agreement, the Company had borrowings under an acquisition facility (the "Acquisition Facility") which was included in the Senior Debt. Average amounts outstanding under the Acquisition Facility between January 1, 1997 and November 7, 1997 were $77,197, at an average borrowing rate of 8.72%.

 Deferred Financing Costs

  Costs incurred to obtain bank financing and issue bond financing for the Acquisition, as discussed above, are amortized over the lives of the various types of debt. Bank financing costs, which were incurred to obtain bank financing for the Acquisition, have been amortized over eight years and were entirely written off in the fourth quarter of 1997 in connection with the Credit Agreement. Bank financing costs associated with the Credit Agreement are amortized using the effective interest rate method over approximately 6.5 years. Bond financing costs are amortized over ten years using the effective interest rate method. An interest rate cap agreement included in deferred financing costs is amortized over the term of the agreement beginning November 1, 1996, and ending October 31, 1998. Amortization expense for financing costs was $4,856 in 1997 and $3,252 in 1996. Interest expense for interest rate cap agreements was $1,823 in 1997 and $304 in 1996.

 Extraordinary Charges

  The Company recorded after-tax extraordinary charges totaling $23,366 in the fourth quarter of 1997 as a result of entering into the Credit Agreement, the premium paid to redeem a portion of the senior subordinated discount notes and the write-off of the portion of bond financing costs attributable to the senior subordinated discount notes redeemed.

 Other

  The Company is highly leveraged as a result of indebtedness incurred in connection with the Acquisition and subsequent acquisitions. Although the Company believes it will be able to meet its debt obligations, there is no assurance that the Company will generate sufficient cash flow in a timely manner to satisfy scheduled principal and interest payments.

Note 10. Income Taxes

  Income (loss) before income taxes at December 31, 1997 and 1996, consists of the following:

                                                               1997      1996
                                                             --------  --------
   U.S. .................................................... $(55,695) $(28,427)
   International............................................   12,083       411
                                                             --------  --------
                                                             $(43,612) $(28,016)
                                                             ========  ========

                      AMF BOWLING, INC. AND SUBSIDIARIES

  The income tax provision (benefit) at December 31, 1997 and 1996, consists of the following:

                                                              1997      1996
                                                            --------  --------
   Current income tax expense
   U.S. Federal............................................ $     --  $     --
   State and local.........................................       --        --
   International...........................................    6,965     5,508
                                                            --------  --------
       Total current provision.............................    6,965     5,508
   Deferred tax benefit
   U.S. Federal............................................  (18,039)  (12,274)
   State and local.........................................   (1,702)   (1,766)
   International...........................................       --        --
                                                            --------  --------
       Total deferred benefit..............................  (19,741)  (14,040)
                                                            --------  --------
       Total benefit....................................... $(12,776) $ (8,532)
                                                            ========  ========

  The tax effects of temporary differences and carryforwards which give rise to deferred tax assets and liabilities at December 31, 1997 and 1996, are as follows:

                                                                 1997    1996
                                                                ------- -------
   Deferred income tax assets
   Current assets
    Reserves not deductible for tax purposes................... $ 5,547 $ 4,847
   Noncurrent assets
    Net operating losses.......................................  38,460   8,225
    Foreign tax credits........................................  12,417   5,452
    Interest expense on high-yield debt........................  12,266   8,533
    Financing costs............................................   7,549      --
    Translation effects........................................   1,069      --
    Other......................................................     104      --
                                                                ------- -------
   Total noncurrent deferred tax assets........................  71,865  22,210
                                                                ------- -------
   Total deferred tax assets...................................  77,412  27,057
                                                                ------- -------
   Deferred income tax liabilities
    Goodwill amortization......................................  14,670   5,840
    Depreciation on property and equipment.....................  41,569  20,265
                                                                ------- -------
   Total noncurrent deferred tax liabilities...................  56,239  26,105
                                                                ------- -------
   Net deferred tax assets..................................... $21,173 $   952
                                                                ======= =======

  In connection with the Acquisition, the Company has made a joint tax election with the Prior Owners for certain entities under Section 338(h)(10) of the IRC. The effect of this election is the revaluation of the assets and liabilities of the electing entities, with any residual purchase price allocated to goodwill. The nonelecting entities were acquired by both stock and asset purchases.

  The gross amount of net operating losses ("NOLs") the Company may utilize on future tax returns is $110,007. The NOLs may be carried forward for fifteen years until expiration. Foreign tax credits eligible for carry forward total $12,417, and expire in five years. The Company had no valuation allowance related to income tax assets as of December 31, 1997 and 1996, and there was

                      AMF BOWLING, INC. AND SUBSIDIARIES
no change in the valuation allowance during 1997. Management believes that it is more likely than not that the tax benefits will be realized.

  The provision for income taxes differs from the amount computed by applying the statutory rate of 35 percent for 1997 and 1996 to loss before taxes. The principal reasons for these differences are as follows:

                                                              1997     1996
                                                            --------  -------
   U.S. Federal, at statutory rate......................... $(15,264) $(9,806)
   Increase resulting from:
    Meals and entertainment................................      275      159
    Goodwill relating to acquisition of international
     bowling centers.......................................    1,658    1,093
    Disallowance of certain high yield debt................      260      192
    Other, net.............................................      295     (170)
                                                            --------  -------
   Total................................................... $(12,776) $(8,532)
                                                            ========  =======

Note 11. Commitments and Contingencies

  Bowling Centers and Bowling Products lease certain facilities and equipment under operating leases which expire at various dates through 2012. Bowling Centers has certain ground leases, associated with several centers, which expire at various dates through 2058. These leases generally contain renewal options and require payments of taxes, insurance, maintenance, and other expenses in addition to the minimum annual rentals. Certain leases require contingent payments based on usage of equipment above certain specified levels. Such contingent rentals amounted to $1,200 in 1997 and $912 in 1996. Total rent expense under operating leases aggregated approximately $24,117 in 1997 and $13,737 in 1996.

  Future minimum rental payments under the operating lease agreements as of December 31, 1997, are as follows:

   Year Ending December 31,
   ------------------------
   1998.............................................................. $ 23,845
   1999..............................................................   19,960
   2000..............................................................   17,350
   2001..............................................................   14,904
   2002..............................................................   12,857
   Thereafter........................................................   82,721
                                                                      --------
                                                                      $171,637
                                                                      ========

 Litigation and Claims

  The Company is involved in certain lawsuits arising out of normal business operations. The majority of these relate to accidents at bowling centers. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's results of operations or financial position. While the ultimate outcome of the litigation and claims against the Company cannot presently be determined, management believes the Company has made adequate provision for possible losses.

                      AMF BOWLING, INC. AND SUBSIDIARIES

Note 12. Stockholders' Equity

 Stockholders Agreement

  On April 30, 1996, AMF Bowling and the institutional stockholders of AMF Bowling (the "Stockholders") entered into a stockholders agreement (the "Stockholders Agreement") which regulates the relationship among AMF Bowling and the Stockholders. The Stockholders Agreement primarily provides for, subject to certain limitations and exceptions, (a) the establishment and nomination of the Board of Directors and an Executive Committee; (b) certain of the Stockholders to purchase additional shares of Common Stock in order to finance acquisitions, capital expenditures, investments in partnerships or joint ventures, or any similar transactions or expenditures; (c) Goldman Sachs to have the exclusive right to perform all consulting, financing, investment banking and similar services for AMF Bowling and its subsidiaries, for customary compensation and on terms customary for similar engagements with unaffiliated third parties (this right described in this clause (c) terminated pursuant to the terms of the Stockholders Agreement upon the consummation of the Initial Public Offering (as hereinafter defined)); and (d) guidance in the event a Stockholder determines to sell its shares of Common Stock. The foregoing rights and obligations described in clauses (a), (b) and (d) will terminate under certain circumstances; and notwithstanding those circumstances, in the event of any merger, recapitalization, consolidation, reorganization or other restructuring of AMF Bowling as a result of which the Stockholders own less than a majority of the outstanding voting power of the entity surviving such transaction, the Stockholders Agreement will terminate.

 Registration Rights Agreement

  On April 30, 1996, AMF Bowling and the Stockholders entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, subject to certain limitations and exceptions, certain Stockholders may make demands of AMF Bowling to register shares of Common Stock held by such Stockholders; provided, that AMF Bowling is not required to so register unless the aggregate offering price is at least $50 million. Upon a demand for registration by certain Stockholders, each of the other Stockholders is to be given the opportunity to participate on a pro rata basis in the registration demanded. The Registration Rights Agreement also provides the Stockholders with piggyback registration rights, which allow each of them to include all or a portion of their shares of Common Stock under a registration statement filed by AMF Bowling, subject to certain exceptions and limitations.

  In September 1997, AMF Bowling's institutional stockholders purchased an aggregate of 1,780,000 shares of Common Stock for $20.00 per share. The aggregate proceeds of $35.6 million were used to fund acquisitions and for other corporate purposes.

  On August 21, 1997, AMF Bowling filed a registration statement with the Securities and Exchange Commission for an initial public offering (the "Initial Public Offering") of Common Stock. On November 7, 1997, AMF Bowling issued 15,525,000 shares of its common stock at $19.50 per share pursuant to the Initial Public Offering. The net proceeds of the Initial Public Offering were approximately $279.1 million after deducting the underwriting discount and expenses payable by AMF Bowling, and were used to repay $150.8 million of indebtedness under the Credit Agreement and to redeem $118.9 million in principal of the senior subordinated discount notes of Bowling Worldwide. See "Note 9. Long-Term Debt".

                      AMF BOWLING, INC. AND SUBSIDIARIES

Note 13. Employee Benefit Plans

  The Company has a defined contribution 401(k) plan to which U.S. employees may make voluntary contributions based on their compensation. Under the provisions of the plan, the Company can, at its option, match a discretionary percentage of employee contributions and make an additional profit-sharing contribution as determined by the Board of Directors. Employer contributions vest 100 percent after a five-year period. The amounts charged to expense under this plan were $1,779 in 1997 and $1,060 in 1996.

  Certain of the Company's international operations have employee benefit plans covering selected employees. These plans vary as to the funding, including local government, employee, and employer funding. Each international operation has provided for pension expense and made contributions to these plans in accordance with the requirements of the plans and local country practices. The amounts charged to expense under these plans aggregated $814 in 1997 and $506 in 1996.

  Bowling Worldwide has entered into employment agreements with two executives, each for a term ending in May 1999. Each agreement calls for compensation consisting of a salary and an incentive bonus of up to 50 percent of the executive's annual salary if the Company meets certain operational and financial targets. Each employment agreement also calls for a continuation of certain benefits, under specified circumstances, following termination of employment.

  These two executives were also granted options to purchase a total of 235,000 shares of Common Stock. Unless sooner exercised or forfeited, as provided, the options expire in May 2006. Twenty percent of the options vest on each of the first five anniversaries of the Closing Date. The exercise price of the options is $10.00 per share, which approximated the fair value of the Common Stock at the date of the grants.

  On February 28, 1997, an executive resigned from all positions with the Company. As part of the severance arrangement, AMF Bowling repurchased all of the shares of Common Stock owned by the executive and all options held by the executive were cancelled.

  In connection with the Acquisition, AMF Bowling adopted a stock incentive plan (the "1996 Plan") under which AMF Bowling may grant incentive awards in the form of shares of Common Stock, options to purchase shares of Common Stock ("Stock Options"), and stock appreciation rights to certain officers, employees, consultants, and nonemployee directors ("Participants") of AMF Bowling and its affiliates. The total number of shares of Common Stock reserved and available for grant under the 1996 Plan is 1,767,151. A committee of AMF Bowling's Board of Directors (the "Committee") is authorized to make grants and various other decisions under the 1996 Plan and to make determinations as to a number of the terms of awards granted under the 1996 Plan. In 1997 and 1996, the Committee granted Stock Options to Participants to purchase a total of 703,500 and 1,119,000 shares of Common Stock, respectively. All such Stock Options were granted at an exercise price of $10.00 per share. Twenty percent of the options vest on each of the first five anniversaries of the grant dates. Stock Options are nontransferable (except under certain limited circumstances) and, unless otherwise determined by the Committee, have a term of ten years.

  The number of Stock Options outstanding to senior management, other employees, and directors at December 31, 1997 and 1996, total 1,573,500 and 1,096,500, respectively. In addition to Stock Options outstanding under the Stock Incentive Plan, 130,000 Stock Options granted to Douglas J. Stanard on May 1, 1996 were outstanding at December 31, 1997 and 1996. Of the total Stock Options awarded under the 1996 Plan, 265,966 were exercisable during 1997. None of these were exercised. Of the 130,000 Stock Options granted to Mr. Stanard, 26,000 were exercisable during 1997 and none of these were exercised. None of the Stock Options awarded under the 1996

                      AMF BOWLING, INC. AND SUBSIDIARIES

Plan and to Mr. Stanard were exercisable during 1996. Forfeited Stock Options totaled 226,500 and 22,500 in 1997 and 1996, respectively.

  The 1996 Plan will terminate ten years after its effective date; however, awards outstanding as of such date will not be affected or impaired by such termination. AMF Bowling's Board of Directors and the Committee have authority to amend the 1996 Plan and awards granted thereunder, subject to the terms of the 1996 Plan.

  In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", and elected to account for its stock options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these stock options been determined consistent with SFAS No. 123, the Company's net losses for 1997 and 1996 would have been increased to $56,503 and $19,858, respectively and the Company's net losses per share for 1997 and 1996 would have been increased to $1.25 and $0.50, respectively.

  The weighted-average fair value of options granted during 1997 and 1996 is $6.78 and $3.05 per option, respectively. The 1,703,500 options outstanding at December 31, 1997 have a weighted-average exercise price of $10.00 and a weighted-average remaining contractual life of 9 years.

  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 1997: risk-free rate of return of 6.5%; expected dividend yield of zero; expected time of exercise of five years; expected volatility of 27.5%. The following weighted-average assumptions were used for grants in 1996: risk-free rate of return of 6.5%; expected dividend yield of zero; expected time of exercise of ten years; expected volatility of zero due to the lack of a public trading market in 1996 for the securities underlying the options based on the minimum value method.

1998 Stock Incentive Plan

  Subject to shareholder approval, AMF Bowling's Board of Directors has approved the 1998 Stock Incentive Plan (the "1998 Plan") under which AMF Bowling may grant to employees of the Company and its affiliates incentive awards ("Awards") in the form of Stock Options, stock appreciation rights and shares of Common Stock that are subject to certain terms and conditions. Two million shares of Common Stock will be reserved and available for issuance under the 1998 Plan. In addition, shares of Common Stock that have been reserved but not issued under the 1996 Plan, and shares which are subject to awards under the 1996 Plan that expire or otherwise terminate, may be granted as Awards pursuant to the 1998 Plan. As of December 31, 1997, there were 193,651 shares of Common Stock under the 1996 Plan that are available for grant of awards under that plan.

  Shares allocated to Awards granted under the 1998 Plan which are later forfeited, expire or otherwise terminate (including shares subject to Stock Appreciation Rights that are exercised for cash) may again be used for Awards under the 1998 Plan. No more than two hundred thousand shares of Common Stock may be allocated to the Awards granted under the 1998 Plan to a Participant in any one year.

  Awards under the 1998 Plan are contingent on Board and shareholder approval. As of February 20, 1998, no shares of Common Stock were awarded under the 1998 Plan. Unless the Board sooner terminates it, the 1998 Plan will terminate ten years after its effective date.

                      AMF BOWLING, INC. AND SUBSIDIARIES

Note 14. Supplemental Disclosures to the Consolidated Statements of Cash Flows

  Cash paid for interest and income taxes in 1997 and 1996 was as follows:

                                                                  1997    1996
                                                                 ------- -------
   Interest..................................................... $83,200 $44,465
   Income taxes................................................. $ 5,518 $ 7,990

  Net cash used for business acquisitions in 1997 and 1996 consisted of the following:

                                                                      Bowling
                                                                       Center
                                                                    Acquisitions
                                                                    ------------
   Year ended December 31, 1997:
    Working capital, other than cash acquired......................  $   6,876
    Plant and equipment............................................   (200,178)
    Purchase price in excess of the net assets acquired............    (20,916)
    Other assets...................................................     (9,106)
    Noncurrent liabilities.........................................      8,563
                                                                     ---------
    Net cash used for business acquisitions........................  $(214,761)
                                                                     =========

                                                        Other
                                                       Bowling
                                           Charan       Center
                            Acquisition  Acquisition Acquisitions    Total
                            -----------  ----------- ------------ -----------
   Period ended December
    31, 1996:
    Working capital, other
     than cash acquired.... $   (17,385)  $  (5,028)   $    --    $   (22,413)
    Plant and equipment....    (537,827)    (97,857)    (5,182)      (640,866)
    Purchase price in
     excess of the net
     assets acquired.......    (784,217)         --         --       (784,217)
    Other assets...........     (18,330)         --         --        (18,330)
    Warrants to purchase
     shares of Common
     Stock.................       8,700          --         --          8,700
    Noncurrent
     liabilities...........       6,198          --         --          6,198
                            -----------   ---------    -------    -----------
    Net cash used for
     business
     acquisitions.......... $(1,342,861)  $(102,885)   $(5,182)   $(1,450,928)
                            ===========   =========    =======    ===========

  Noncash financing activities in 1997 and 1996 were as follows:

                                                                 1997   1996
                                                                ------ ------
   Issuance of Common Stock and Stock Options in connection
    with a service contract.................................... $4,028     --
   Warrants to purchase shares of Common Stock.................     -- $8,700
   Notes receivable from three executive officers for the
    purchase of Common Stock...................................     --  3,000

Note 15. Acquisitions

  On October 10, 1996, AMF Bowling Centers, Inc. ("AMF Bowling Centers"), a Virginia corporation and an indirect, wholly owned subsidiary of Bowling Worldwide, completed the acquisition (the "Charan Acquisition") of 50 bowling centers and certain related assets and liabilities from Charan Industries, Inc. ("Charan"), a Delaware corporation, pursuant to an Asset Purchase

                      AMF BOWLING, INC. AND SUBSIDIARIES

Agreement (the "Asset Purchase Agreement"), dated as of September 10, 1996, by and between AMF Bowling Centers and Charan.

  The purchase price of the Charan Acquisition, net of cash acquired, was approximately $102.9 million, subject to certain adjustments. The Charan Acquisition was funded with approximately $40.0 million from the sale of equity by AMF Bowling to its institutional stockholders and one of its directors, and with approximately $62.9 million from available borrowings under Bowling Worldwide's then existing Acquisition Facility.

  The following unaudited pro forma information has been prepared assuming the Charan Acquisition had occurred as of January 1, 1996 and 1995, respectively and is based on pro forma AMF Bowling results of operations presented in "Note
3. Pro Forma Results of Operations." The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the Charan Acquisition had occurred as of those dates. In addition, the pro forma information is not intended to be a projection of future results of operations.

                   Pro Forma Consolidated Data (unaudited):

                                                                Year Ended
                                                               December 31,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
                                                               (In millions,
                                                                 except per
                                                                share data)
   Operating revenue......................................... $ 595.5  $ 622.7
   Operating income.......................................... $  80.0  $ 105.2
   Loss before income taxes.................................. $ (26.9) $  (4.9)
   Net loss.................................................. $ (19.5) $ (16.1)
   Net loss per share........................................ $ (0.50) $ (0.42)
   Weighted average shares outstanding.......................  39,293   38,375

 Other Acquisitions

  Since the Acquisition and prior to December 31, 1997, AMF Bowling Centers purchased an aggregate of 179 bowling centers from various unrelated sellers including Charan. The combined purchase price, net of cash acquired, was approximately $322.8 million, and was funded with approximately $40.0 million from the sale of equity by AMF Bowling to its institutional stockholders and one of its directors, and with $282.8 million from available borrowing under Bowling Worldwide's then existing Acquisition Facility and current Bank Facility. The results of operations for acquired bowling centers and certain related assets and liabilities other than the Charan Acquisition were not material in relation to the Company's consolidated results of operations or financial position.

  Subsequent to December 31, 1997, the Company acquired an additional 24 bowling centers in the United States, two bowling centers in the United Kingdom and one center in Australia from unrelated sellers, including fifteen bowling centers in the U.S. from Active West, Inc. ("Active West"). The aggregate purchase price for these acquisitions was approximately $36.5 million, including $35.3 million funded with borrowings under the Bank Facility and, with respect to the Active West acquisition, 50,000 shares of Common Stock valued at the closing price of $24 3/16 per share on the New York Stock Exchange on the date of acquisition.

Note 16. Joint Ventures

  In April 1997, the Company entered into a joint venture with Hong Leong Corporation Limited, a Singapore-based conglomerate ("Hong Leong"), to build and operate bowling centers in the Asia

                      AMF BOWLING, INC. AND SUBSIDIARIES

Pacific region. The joint venture ("Hong Leong JV") is owned 50% by the Company and 50% by Hong Leong. The Hong Leong JV opened its first bowling center during November 1997 in Tianjin, China. Additional sites are being evaluated for future development.

  In August 1997, the Company entered into a joint venture with Playcenter S.A., a Sao Paulo-based amusement and entertainment company ("Playcenter"), to build and operate bowling centers in Brazil and Argentina. The joint venture ("Playcenter JV") is owned 50% by the Company and 50% by Playcenter. As of December 31, 1997, Playcenter JV operated eleven centers in Brazil and two centers in Argentina.

  The Company accounts for its investments in Hong Leong JV and Playcenter JV by the equity method. The joint ventures' operations and the Company's equity in earnings of the joint ventures are presented below (in thousands, unaudited):

                                                 JOINT VENTURE
                                                -----------------
                                                HONG
   JOINT VENTURE OPERATIONS                     LEONG  PLAYCENTER  TOTAL
   ------------------------                     -----  ---------- -------
   Operating revenue........................... $ 297   $ 4,894   $ 5,191
   Operating income (loss).....................    15    (1,215)   (1,200)
   Income (loss) before income taxes...........    15    (1,546)   (1,531)
   Income (loss) after income taxes............     1    (1,608)   (1,607)
                                                 JOINT VENTURE
                                                -----------------
                                                HONG
   AMF EQUITY IN EARNINGS                       LEONG  PLAYCENTER  TOTAL
   ----------------------                       -----  ---------- -------
   AMF equity in income (loss)................. $  --   $  (804)  $  (804)
   Elimination of 50% gross profit on sales to
    joint ventures.............................  (354)     (204)     (558)
   Equity in earnings of joint ventures........ $(354)  $(1,008)  $(1,362)

  The joint ventures' financial position as of December 31, 1997, and the Company's investments in the joint ventures and amounts due from Playcenter JV as of December 31, 1997, are presented below (in thousands, unaudited):

                                                                 JOINT VENTURE
                                                               -----------------
                                                                HONG
   JOINT VENTURE FINANCIAL POSITION                            LEONG  PLAYCENTER
   --------------------------------                            ------ ----------
   Current assets............................................. $1,240  $ 4,004
   Noncurrent assets..........................................  5,946   25,153
   Current liabilities........................................    493    2,734
   Noncurrent liabilities.....................................  2,242   23,238
   Stockholders' equity.......................................  4,451    3,185

                                                            JOINT VENTURE
                                                      -------------------------
                                                       HONG
   INVESTMENTS/AMOUNTS DUE FROM JOINT VENTURES        LEONG  PLAYCENTER  TOTAL
   -------------------------------------------        ------ ---------- -------
   Investments in joint ventures..................... $1,149  $ 8,669   $ 9,818
   Note receivable due from joint venture............     --    3,781     3,781
   Loan to joint venture.............................     --    6,400     6,400
                                                      ------  -------   -------
     Total investment/due from joint ventures........ $1,149  $18,850   $19,999
                                                      ======  =======   =======

                      AMF BOWLING, INC. AND SUBSIDIARIES

  The Company's investment in Playcenter JV includes the unamortized excess of the Company's investment over its equity in the joint venture's net assets. This excess was $7,076 at December 31, 1997, and is being amortized on a straight-line basis over the estimated life of the joint venture of ten years. The note receivable due from Playcenter JV represents the balance due for sales of equipment to the joint venture through a Brazilian distributor. The balance due on the equipment sales and the loan to Playcenter JV bear interest at 12% through November 21, 1997, and 8% thereafter. Principal and interest will be repaid to the Company by the joint venture from its operating cash flow in excess of capital expenditures required to build additional bowling centers. Subsequent to December 31, 1997, the Company lent Playcenter JV an additional $1,600 under the same terms.

Note 17.  Business Segments

  The Company operates in two major lines of business: operation of bowling centers and manufacturing and sale of bowling and related products. Information concerning operations in these business segments for 1997 and 1996 is presented below:

                                                               AMF Bowling, Inc.
                          -------------------------------------------------------------------------------------------
                                                         Year Ended December 31, 1997
                                                                 (in millions)
                                 Bowling Centers              Bowling Products
                          ----------------------------- -----------------------------
                                                 Sub                           Sub
                           U.S.  International  Total    U.S.  International  Total   Corporate Eliminations  Total
                          ------ ------------- -------- ------ ------------- -------- --------- ------------ --------
Revenue from
 unaffiliated
 customers..............  $324.7    $104.4     $  429.1 $105.7    $178.9      $284.6    $  --      $  --     $  713.7
Intersegment sales......      --        --           --    9.4       5.3        14.7       --         --         14.7
Operating income
 (loss).................    36.5      11.1         47.6   36.6      14.4        51.0    (16.8)       1.1         82.9
Identifiable assets.....   810.5     309.1      1,119.6  631.1      69.9       701.0     10.3        1.2      1,832.1
Depreciation and
 amortization...........    64.3      18.5         82.8   18.6       1.2        19.8      1.4       (1.5)       102.5
Capital expenditures....    33.4       6.0         39.4    8.1       1.1         9.2      8.6       (0.5)        56.7
Research and development
 expense................      --        --           --    0.9        --         0.9       --         --          0.9
                                                               AMF Bowling, Inc.
                          -------------------------------------------------------------------------------------------
                                                        Period Ended December 31, 1996
                                                                 (in millions)
                                 Bowling Centers              Bowling Products
                          ----------------------------- -----------------------------
                           U.S.  International Subtotal  U.S.  International Subtotal Corporate Eliminations  Total
                          ------ ------------- -------- ------ ------------- -------- --------- ------------ --------
Revenue from
 unaffiliated
 customers..............  $132.3    $ 67.4     $  199.7 $ 69.1    $116.0      $185.1    $  --      $  --     $  384.8
Intersegment sales......      --        --           --    3.7       2.3         6.0       --         --          6.0
Operating income
 (loss).................    10.8       6.8         17.6   26.1      10.9        37.0     (8.6)       0.1         46.1
Depreciation and
 amortization...........    25.6      12.1         37.7   12.1       0.5        12.6       --       (0.9)        49.4
Capital expenditures....     8.1       5.0         13.1    1.5       1.7         3.2      1.3       (0.7)        16.9
Research and development
 expense................      --        --           --    1.3        --         1.3       --         --          1.3

                      AMF BOWLING, INC. AND SUBSIDIARIES

Note 18. Geographic Segments

  Information about the Company's operations in different geographic areas for 1997 and 1996, and identifiable assets at December 31, 1997 and 1996, are presented below:

  Operating revenue:

                                                               1997      1996
                                                             --------  --------
   United States............................................ $439,800  $205,800
   China, including Hong Kong...............................   82,400    60,700
   Japan....................................................   54,700    36,800
   Australia................................................   49,500    33,500
   United Kingdom...........................................   44,100    15,900
   Sweden...................................................    9,100     7,400
   Mexico...................................................    8,800     5,400
   Korea....................................................   14,100    14,300
   Spain....................................................    3,300       900
   Canada...................................................      600       200
   Other European countries.................................   21,300     9,900
   Middle East..............................................      700        --
   Eliminations.............................................  (14,700)   (6,000)
                                                             --------  --------
                                                             $713,700  $384,800
                                                             ========  ========

  Operating revenue for the U.S. Bowling Products operation has been reduced by $104,900 in 1997 and $63,400 in 1996 to reflect the elimination of intracompany sales between the U.S. Bowling products operation and the Bowling Products international sales and service branches.

  Operating income (loss):

                                                                1997     1996
                                                               -------  -------
   United States.............................................. $56,300  $28,200
   China, including Hong Kong.................................   8,300    7,600
   Japan......................................................   4,500    4,000
   Australia..................................................   6,700    4,900
   United Kingdom.............................................   4,400      600
   Sweden.....................................................   1,300    1,000
   Mexico.....................................................   1,300      500
   Korea......................................................     200      100
   Spain......................................................    (200)    (100)
   Canada.....................................................    (100)    (100)
   Middle East................................................      --       --
   Other European countries...................................    (900)    (700)
   Eliminations...............................................   1,100      100
                                                               -------  -------
                                                               $82,900  $46,100
                                                               =======  =======

  Operating income for the U.S. Bowling Products operation has been increased by $2,300 in 1997 and reduced by $1,000 in 1996 to reflect the elimination of intracompany gross profit between the U.S. Bowling Products operations and the Bowling Products international sales and service branches.

                      AMF BOWLING, INC. AND SUBSIDIARIES

  Identifiable assets:

                                                             1997       1996
                                                          ---------- ----------
   United States......................................... $1,451,900 $1,246,700
   China, including Hong Kong............................     36,900     32,700
   Japan.................................................     38,300     40,200
   Australia.............................................    112,300    138,000
   United Kingdom........................................    115,900     72,300
   Sweden................................................      3,900      3,000
   Mexico................................................     17,200     15,200
   Korea.................................................      5,400      4,600
   Spain.................................................      6,300      7,300
   Canada................................................      3,400      3,700
   Middle East...........................................        200         --
   Other European countries..............................     39,200     30,200
   Eliminations..........................................      1,200        100
                                                          ---------- ----------
                                                          $1,832,100 $1,594,000
                                                          ========== ==========

  Identifiable assets for the international sales and service branches have been reduced by $3,200 at December 31, 1997, and $5,500 at December 31, 1996 to reflect the elimination of intracompany gross profit in inventory between the U.S. Bowling Products operations and the Bowling Products international sales and service branches.

Note 19. Related Parties

  Goldman Sachs and its affiliates have certain interests in the Company in addition to being the initial purchasers of the Notes of the Company in connection with the Acquisition. Richard A. Friedman and Terence M. O'Toole, each of whom is a Managing Director of Goldman Sachs, and Peter M. Sacerdote, who is a limited partner of The Goldman Sachs Group, L.P., are directors of AMF Bowling, AMF Group Holdings and Bowling Worldwide. Goldman Sachs and its affiliates together currently beneficially own a majority of the outstanding voting equity of AMF Bowling; thus Goldman Sachs will be deemed to be an "affiliate" of the Company. Goldman Sachs received an underwriting discount of approximately $19.0 million in connection with the purchase and resale of the Notes. Goldman Sachs also served as financial advisor to the Prior Owners in connection with the Acquisition and received a fee in the form of 10-year warrants to purchase 870,000 shares of Common Stock. The warrants were valued for accounting purposes at approximately $8.7 million. In addition, Goldman Sachs is entitled to the reimbursement of its expenses and is indemnified in connection with its services.

  In connection with the bank credit agreement which partially funded the Acquisition, Goldman Sachs Credit Partners, L.P., acted as Syndication Agent; Goldman Sachs Credit Partners, L.P., and Citicorp Securities, Inc. acted as Arrangers; and Citibank, N.A. is acting as Administrative Agent. Goldman Sachs Credit Partners, L.P., was also a lender under the bank credit agreement. Goldman Sachs received a fee of approximately $9.5 million and was reimbursed for expenses in connection with such services. Goldman Sachs also received a cash fee of $5.0 million from the Company in connection with the Acquisition and was reimbursed for related expenses.

  Under the Credit Agreement, Goldman Sachs Credit Partners, L.P., acted as Syndication Agent; Goldman Sachs Credit Partners, L.P., and Citicorp Securities, Inc., acted as Arrangers; Citibank, N.A. is acting as Administrative Agent and Citicorp USA, Inc. is acting as Collateral Agent. Total fees

                      AMF BOWLING, INC. AND SUBSIDIARIES
payable to Goldman Sachs Credit Partners, L.P. in connection with its services under the Credit Agreement aggregated approximately $900, and such entity was reimbursed for expenses in connection with such services.

  Goldman Sachs acted as the Company's lead underwriter in connection with the Initial Public Offering. Underwriting discounts paid to the entire underwriting syndicate in the Initial Public Offering totaled $18,941.

  In 1997, the Company paid a fee of $300 to Goldman Sachs for its representation of the Company in connection with the Company's lease of its new bowling center at Chelsea Piers in New York.

  Pursuant to the two employment agreements with executives of the Company discussed in "Note 13. Employee Benefit Plans," AMF Bowling issued to each executive 150,000 shares of Common Stock at a purchase price of $10.00 per share. One executive was granted an initial employment bonus of $166,667 which he used to partially fund his purchase of shares of Common Stock. Each executive has borrowed $1.0 million from AMF Bowling in order to fund the portion of his purchase of Common Stock. These notes are due in May 2003 and accrue interest, compounded annually, on the unpaid principal amount at 7 percent per annum.

  Pursuant to the Stock Subscription Agreement dated April 30, 1996, Charles
M. Diker, a director of AMF Bowling, AMF Group Holdings, and Bowling Worldwide, purchased 125,000 shares of Common Stock, at a purchase price of $10.00 per share. Pursuant to an option agreement (the "Diker Option Agreement") dated May 1, 1996, Mr. Diker was granted, pursuant to the 1996 Plan, non-qualified Stock Options to purchase 100,000 shares of Common Stock at an exercise price of $10.00 per share. One third of such options vested on May 1, 1996, one-third vested on May 1, 1997, and the remaining options vest on May 1, 1998. The Diker Option Agreement also provides, among other things, for repurchase of all of the shares held by him for fair market value as of a specified date upon certain conditions. Mr. Diker is a party to the Stockholders Agreement and any shares of Common Stock held by Mr. Diker will be subject to the terms of that agreement.

Note 20. Recent Accounting Pronouncements

  Effective for the fiscal year ended December 31, 1998, the Company is required to adopt SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Company does not expect that adoption of these standards will have a material impact on the Company's financial position or results of operations. The adoption of SFAS No. 130 by the Company will require reporting comprehensive income, which includes the foreign currency translation adjustment, in an alternative format prescribed by the standard.

Note 21. Condensed Consolidating Financial Statements

  The following condensed consolidating information presents:

  . Condensed consolidating balance sheets as of December 31, 1997 and 1996, and condensed consolidating statements of income and cash flows for 1997 and 1996.

  . Elimination entries necessary to combine the entities comprising AMF
    Bowling.

  The Notes are jointly and severally guaranteed on a full and unconditional basis by AMF Group Holdings and by the first- and second-tier subsidiaries of Bowling Worldwide (the "Guarantors"). Third-tier subsidiaries of Bowling Worldwide, all of which are wholly owned subsidiaries of AMF Worldwide Bowling Centers Holdings Inc., a second-tier subsidiary of Bowling Worldwide, have not provided guarantees (the "Non-Guarantors").

                       AMF BOWLING, INC. AND SUBSIDIARIES

                       AMF BOWLING, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET

                            As of December 31, 1997
                                  (unaudited)
                                 (in thousands)

                                              Non-
                                Guarantor   Guarantor
                                Companies   Companies  Eliminations Consolidated
                                ----------  ---------  ------------ ------------
            ASSETS
Current assets:
 Cash and cash equivalents..... $   33,451  $  2,339    $      --    $   35,790
 Accounts and notes receivable,
  net of allowance for doubtful
  accounts.....................     71,652     2,339           --        73,991
 Accounts receivable--
  intercompany.................      6,682     1,963       (8,645)           --
 Inventories...................     54,765     1,803           --        56,568
 Deferred taxes and other......     14,345     2,704           --        17,049
                                ----------  --------    ---------    ----------
    Total current assets.......    180,895    11,148       (8,645)      183,398
Notes receivable--
 intercompany..................     15,482     1,663      (17,145)           --
Property and equipment, net....    712,032    37,845        1,008       750,885
Investment in subsidiaries.....     24,499   628,355     (652,854)           --
Goodwill and other assets......    891,011     6,758           --       897,769
                                ----------  --------    ---------    ----------
    Total assets............... $1,823,919  $685,769    $(677,636)   $1,832,052
                                ==========  ========    =========    ==========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
Current liabilities:
 Accounts payable.............. $   38,513  $  3,070    $      --    $   41,583
 Accounts payable--
  intercompany.................      1,934     6,711       (8,645)           --
 Accrued expenses..............     59,495     5,370           --        64,865
 Income taxes payable..........      3,237     2,407           --         5,644
 Long-term debt, current
  portion......................     27,376        --           --        27,376
                                ----------  --------    ---------    ----------
    Total current liabilities..    130,555    17,558       (8,645)      139,468
Long-term debt.................  1,033,223        --           --     1,033,223
Notes payable--intercompany....      2,990    14,155      (17,145)           --
Other long-term liabilities....      5,333        --           --         5,333
Deferred income taxes..........     (1,036)    1,036           --            --
                                ----------  --------    ---------    ----------
    Total liabilities..........  1,171,065    32,749      (25,790)    1,178,024
                                ----------  --------    ---------    ----------
Commitments and contingencies
Stockholders' equity:
 Common stock..................         --       596           --           596
 Paid-in capital...............    747,145   746,049     (745,141)      748,053
 Retained earnings (deficit)...    (74,718)  (74,052)      73,722       (75,048)
 Equity adjustment from foreign
  currency translation.........    (19,573)  (19,573)      19,573       (19,573)
                                ----------  --------    ---------    ----------
    Total stockholders'
     equity....................    652,854   653,020     (651,846)      654,028
                                ----------  --------    ---------    ----------
    Total liabilities and
     stockholders' equity...... $1,823,919  $685,769    $(677,636)   $1,832,052
                                ==========  ========    =========    ==========

                       AMF BOWLING, INC. AND SUBSIDIARIES

                       AMF BOWLING, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET

                            As of December 31, 1996
                                  (unaudited)
                                 (in thousands)

                                              Non-
                                Guarantor   Guarantor
                                Companies   Companies  Eliminations Consolidated
                                ----------  ---------  ------------ ------------
            ASSETS
Current assets:
 Cash and cash equivalents..... $   39,660  $  3,908    $      --    $   43,568
 Accounts and notes receivable,
  net of allowance for doubtful
  accounts.....................     41,266     1,359           --        42,625
 Accounts receivable--
  intercompany.................      3,365     1,259       (4,624)           --
 Inventories...................     39,609     1,392           --        41,001
 Deferred taxes and other......      9,491     1,687           --        11,178
                                ----------  --------    ---------    ----------
    Total current assets.......    133,391     9,605       (4,624)      138,372
Notes receivable--
 intercompany..................      1,998     1,663       (3,661)           --
Property and equipment, net....    548,218    30,139          951       579,308
Investment in subsidiaries.....     29,628   378,074     (407,702)           --
Goodwill and other assets......    875,250     1,080           --       876,330
                                ----------  --------    ---------    ----------
    Total assets............... $1,588,485  $420,561    $(415,036)   $1,594,010
                                ==========  ========    =========    ==========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
Current liabilities:
 Accounts payable.............. $   30,198  $  1,365    $      --    $   31,563
 Accounts payable--
  intercompany.................        773     3,851       (4,624)           --
 Accrued expenses..............     50,460     3,897           --        54,357
 Income taxes payable..........      1,676       600           --         2,276
 Long-term debt, current
  portion......................     42,376        --           --        42,376
                                ----------  --------    ---------    ----------
    Total current liabilities..    125,483     9,713       (4,624)      130,572
Long-term debt.................  1,048,877        --           --     1,048,877
Notes payable--intercompany....      1,663     1,998       (3,661)           --
Other long-term liabilities....      1,851        --           --         1,851
Deferred income taxes..........      2,828     1,067           --         3,895
                                ----------  --------    ---------    ----------
    Total liabilities..........  1,180,702    12,778       (8,285)    1,185,195
                                ==========  ========    =========    ==========
Commitments and contingencies
Stockholders' equity:
 Common stock..................         --       424           --           424
 Paid-in capital...............    427,446   427,022     (425,442)      429,026
 Retained earnings (deficit)...    (18,512)  (18,512)      17,540       (19,484)
 Equity adjustment from foreign
  currency translation.........     (1,151)   (1,151)       1,151        (1,151)
                                ----------  --------    ---------    ----------
    Total stockholders'
     equity....................    407,783   407,783     (406,751)      408,815
                                ----------  --------    ---------    ----------
    Total liabilities and
     stockholders' equity...... $1,588,485  $420,561    $(415,036)   $1,594,010
                                ==========  ========    =========    ==========

                       AMF BOWLING, INC. AND SUBSIDIARIES

                       AMF BOWLING, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME

                      For the Year Ended December 31, 1997
                                  (unaudited)
                                 (in thousands)

                                             Non-
                                Guarantor  Guarantor
                                Companies  Companies  Eliminations Consolidated
                                ---------  ---------  ------------ ------------
Operating revenue.............  $673,714   $ 42,205     $(2,251)     $713,668
                                --------   --------     -------      --------
Operating expenses:
 Cost of goods sold...........   207,820      6,230      (1,506)      212,544
 Bowling center operating
  expenses....................   229,629     22,188        (611)      251,206
 Selling, general, and
  administrative expenses.....    61,421      3,125          --        64,546
 Depreciation and
  amortization................    96,812      5,826        (191)      102,447
                                --------   --------     -------      --------
    Total operating expenses..   595,682     37,369      (2,308)      630,743
                                --------   --------     -------      --------
    Operating income..........    78,032      4,836          57        82,925
                                --------   --------     -------      --------
Nonoperating expenses
 (income):
 Interest expense.............   117,804        581          --       118,385
 Other expenses, net..........     6,054      2,225       1,827        10,106
 Interest income..............    (1,631)      (323)         --        (1,954)
 Equity in loss of
  subsidiaries................     1,043     53,336     (54,379)           --
                                --------   --------     -------      --------
    Total nonoperating
     expenses.................   123,270     55,819     (52,552)      126,537
                                --------   --------     -------      --------
Income (loss) before income
 taxes........................   (45,238)   (50,983)     52,609       (43,612)
Provision (benefit) for income
 taxes........................   (15,587)     2,811          --       (12,776)
                                --------   --------     -------      --------
Net loss before equity in loss
 of joint ventures and
 extraordinary items..........   (29,651)   (53,794)     52,609       (30,836)
Equity in loss of joint
 ventures.....................    (1,362)        --          --        (1,362)
                                --------   --------     -------      --------
Net loss before extraordinary
 items........................   (31,013)   (53,794)     52,609       (32,198)
Extraordinary items, net of
 tax..........................   (23,366)        --          --       (23,366)
                                --------   --------     -------      --------
Net loss......................  $(54,379)  $(53,794)    $52,609      $(55,564)
                                ========   ========     =======      ========

                       AMF BOWLING, INC. AND SUBSIDIARIES

                       AMF BOWLING, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                     For the Period Ended December 31, 1996
                                  (unaudited)
                                 (in thousands)

                                               Non-
                                  Guarantor  Guarantor
                                  Companies  Companies  Eliminations Consolidated
                                  ---------  ---------  ------------ ------------
Operating revenue................ $364,095   $ 21,768     $ (1,054)    $384,809
                                  --------   --------     --------     --------
Operating expenses:
 Cost of goods sold..............  127,623      3,566         (647)     130,542
 Bowling center operating
  expenses.......................  112,318     11,780         (425)     123,673
 Selling, general, and
  administrative expenses........   33,444      1,626           --       35,070
 Depreciation and amortization...   46,198      3,260          (72)      49,386
                                  --------   --------     --------     --------
    Total operating expenses.....  319,583     20,232       (1,144)     338,671
                                  --------   --------     --------     --------
    Operating income.............   44,512      1,536           90       46,138
                                  --------   --------     --------     --------
Nonoperating expenses:
 Interest expense................   77,968         22           --       77,990
 Other (income) expense, net.....      (39)     1,029          922        1,912
 Interest income.................   (5,480)      (268)          --       (5,748)
 Equity in loss of subsidiaries..      499     18,234      (18,733)          --
                                  --------   --------     --------     --------
    Total nonoperating expenses..   72,948     19,017      (17,811)      74,154
                                  --------   --------     --------     --------
    Income (loss) before income
     taxes.......................  (28,436)   (17,481)      17,901      (28,016)
    Provision (benefit) for
     income taxes................   (9,703)     1,171           --       (8,532)
                                  --------   --------     --------     --------
    Net loss..................... $(18,733)  $(18,652)    $ 17,901     $(19,484)
                                  ========   ========     ========     ========

                       AMF BOWLING, INC. AND SUBSIDIARIES

                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 1997
                                  (unaudited)
                                 (in thousands)

                                             Non-
                                Guarantor  Guarantor
                                Companies  Companies  Eliminations Consolidated
                                ---------  ---------  ------------ ------------
Cash flows from operating
 activities:
 Net loss...................... $ (54,379) $ (53,794)  $  52,609    $ (55,564)
 Adjustments to reconcile net
  loss to net cash provided by
  (used in) operating
  activities:
 Depreciation and
  amortization.................    96,812      5,826        (191)     102,447
 Equity in loss of joint
  ventures.....................     1,362         --          --        1,362
 Extraordinary items, net of
  tax..........................    23,366         --          --       23,366
 Deferred income taxes.........   (20,227)         6          --      (20,221)
 Amortization of bond
  discount.....................    33,562         --          --       33,562
 Equity in loss of
  subsidiaries.................     1,043     53,336     (54,379)          --
 Dividends from guarantor
  companies....................      (500)       500          --           --
 Dividends from non-guarantor
  companies....................     1,327     (1,327)         --           --
 Loss on the sale of property
  and equipment, net...........     4,417         29          --        4,446
 Changes in assets and
  liabilities:
  Accounts and notes
   receivable, net.............   (25,218)      (875)         --      (26,093)
  Receivables and payables --
    affiliates.................   (12,745)    12,745          --           --
  Inventories..................   (16,570)      (401)         --      (16,971)
  Other assets.................   (13,375)    (1,797)      2,275      (12,897)
  Accounts payable and accrued
   expenses....................    14,522      3,260          --       17,782
  Income taxes payable.........    (1,152)     1,754          --          602
  Other long-term
   liabilities.................    (4,089)        --          --       (4,089)
                                ---------  ---------   ---------    ---------
   Net cash provided by (used
    in) operating activities...    28,156     19,262         314       47,732
                                ---------  ---------   ---------    ---------
Cash flows from investing
 activities:
 Acquisitions of operating
  units, net of cash acquired..  (197,271)   (17,490)         --     (214,761)
 Investment in subsidiary......        --   (315,671)    315,671           --
 Investments in and advances to
  joint ventures...............   (21,361)        --          --      (21,361)
 Purchases of property and
  equipment....................   (53,911)    (2,926)        134      (56,703)
 Proceeds from sale of property
  and equipment................     4,123         57          --        4,180
                                ---------  ---------   ---------    ---------
   Net cash provided by (used
    in) investing activities...  (268,420)  (336,030)    315,805     (288,645)
                                ---------  ---------   ---------    ---------
Cash flows from financing
 activities:
 Proceeds from long-term debt,
  net of deferred financing
  costs........................   231,406      9,000          --      240,406
 Payments on long-term debt....  (295,621)    (9,000)         --     (304,621)
 Prepayment penalty............   (14,571)        --          --      (14,571)
 Capital contribution..........   315,671     37,048    (316,119)      36,600
 Net proceeds from initial
  public offering of shares....        --    279,071          --      279,071
 Repurchase of shares..........        --       (500)         --         (500)
 Noncompete obligations........      (647)        --          --         (647)
                                ---------  ---------   ---------    ---------
   Net cash provided by (used
    in) financing activities...   236,238    315,619    (316,119)     235,738
                                ---------  ---------   ---------    ---------
   Effect of exchange rates on
    cash.......................    (2,183)      (420)         --       (2,603)
                                ---------  ---------   ---------    ---------
   Net decrease in cash........    (6,209)    (1,569)         --       (7,778)
   Cash and cash equivalents at
    beginning of period........    39,660      3,908          --       43,568
                                ---------  ---------   ---------    ---------
   Cash and cash equivalents at
    end of period.............. $  33,451  $   2,339   $      --    $  35,790
                                =========  =========   =========    =========

                       AMF BOWLING, INC. AND SUBSIDIARIES

                       AMF BOWLING, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                     For the Period Ended December 31, 1996
                                  (unaudited)
                                 (in thousands)

                                              Non-
                                Guarantor   Guarantor
                                Companies   Companies  Eliminations Consolidated
                               -----------  ---------  ------------ ------------
Cash flows from operating
 activities:
 Net loss..................... $   (18,733) $(18,652)    $ 17,901   $   (19,484)
 Adjustments to reconcile net
  loss to net cash provided by
  operating activities:
  Depreciation and
   amortization...............      46,198     3,260          (72)       49,386
  Deferred income taxes.......     (14,040)       --           --       (14,040)
  Amortization of bond
   discount...................      24,731        --           --        24,731
  Equity in loss of
   subsidiaries...............         499    18,234      (18,733)           --
  Dividends from non-guarantor
   companies..................         922      (922)          --            --
  Loss on the sale of property
   and equipment, net.........         390        18           --           408
  Changes in assets and
   liabilities:
   Accounts and notes
    receivable, net...........      (6,663)      159           --        (6,504)
   Receivables and payables--
    affiliates................         399      (399)          --            --
   Inventories................       1,830        32           --         1,862
   Other assets...............      (4,332)     (582)         904        (4,010)
   Accounts payable and
    accrued expenses..........      21,631       299           --        21,930
   Income taxes payable.......         662      (245)          --           417
   Other long-term
    liabilities...............      18,918       217           --        19,135
                               -----------  --------     --------   -----------
    Net cash provided by
     operating activities.....      72,412     1,419           --        73,831
Cash flows from investing
 activities:
 Acquisitions of operating
  units, net of cash
  acquired....................  (1,454,213)    3,285           --    (1,450,928)
 Purchases of property and
  equipment...................     (15,930)   (1,011)          --       (16,941)
 Proceeds from sales of
  property and equipment......         584       170           --           754
                               -----------  --------     --------   -----------
    Net cash provided by (used
     in) investing
     activities...............  (1,469,559)    2,444           --    (1,467,115)
Cash flows from financing
 activities:
 Proceeds from long-term debt,
  net of deferred financing
  costs.......................   1,059,277        --           --     1,059,277
 Payments on long-term debt...     (38,875)       --           --       (38,875)
 Capital contribution.........     420,750        --           --       420,750
 Noncompete obligations.......      (2,892)       --           --        (2,892)
                               -----------  --------     --------   -----------
    Net cash provided by
     financing activities.....   1,438,260        --           --     1,438,260
                               -----------  --------     --------   -----------
Effect of exchange rates on
 cash.........................      (1,453)       45           --        (1,408)
                               -----------  --------     --------   -----------
Net increase in cash..........      39,660     3,908           --        43,568
Cash and cash equivalents at
 beginning of period..........          --        --           --            --
                               -----------  --------     --------   -----------
Cash and cash equivalents at
 end of period................ $    39,660  $  3,908     $     --   $    43,568
                               ===========  ========     ========   ===========

                       AMF BOWLING, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (unaudited)
                   (dollars in thousands, except share data)

                                                                  September 30,
                                                                      1998
                                                                  -------------
Assets
Current assets:
 Cash and cash equivalents.......................................  $   54,185
 Accounts and notes receivable, net of allowance for doubtful
  accounts of $5,146.............................................      78,485
 Inventories.....................................................      71,767
 Deferred taxes and other current assets.........................      21,994
                                                                   ----------
    Total current assets.........................................     226,431
Property and equipment, net......................................     874,497
Leasehold interests, net.........................................      44,122
Deferred financing costs, net....................................      28,782
Goodwill, net....................................................     772,991
Investments in and advances to joint ventures....................      22,581
Other assets.....................................................      70,075
                                                                   ----------
    Total assets.................................................  $2,039,479
                                                                   ==========
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable................................................  $   34,136
 Accrued expenses................................................      47,486
 Income taxes payable............................................       2,919
 Long-term debt, current portion.................................      30,501
                                                                   ----------
    Total current liabilities....................................     115,042
Long-term debt, less current portion.............................   1,337,921
Other long-term liabilities......................................       6,646
                                                                   ----------
    Total liabilities............................................   1,459,609
                                                                   ----------
Commitments and contingencies
Stockholders' equity:
 Common stock (par value $.01, 200,000,000 shares authorized,
  59,747,550 shares issued and outstanding at September 30,
  1998)..........................................................         597
 Paid-in capital.................................................     749,303
 Retained deficit................................................    (147,090)
 Accumulated other comprehensive income..........................     (22,940)
                                                                   ----------
    Total stockholders' equity...................................     579,870
                                                                   ----------
    Total liabilities and stockholders' equity...................  $2,039,479
                                                                   ==========

   The accompanying notes are an integral part of this condensed consolidated balance sheet.

                       AMF BOWLING, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (unaudited)
                     (in thousands, except per share data)

                                                              Nine Months
                                                          Ended September 30,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
Operating revenue........................................ $ 522,283  $ 505,594
                                                          ---------  ---------
Operating expenses:
 Cost of goods sold......................................   139,098    150,480
 Bowling center operating expenses.......................   242,815    181,161
 Selling, general, and administrative expenses...........    52,021     47,226
 Depreciation and amortization...........................    87,744     66,811
                                                          ---------  ---------
    Total operating expenses.............................   521,678    445,678
                                                          ---------  ---------
Operating income.........................................       605     59,916
                                                          ---------  ---------
Nonoperating expenses (income):
 Interest expense........................................    84,457     89,181
 Other expenses, net.....................................     7,818      3,623
 Interest income.........................................    (1,446)    (1,579)
                                                          ---------  ---------
    Total nonoperating expenses..........................    90,829     91,225
                                                          ---------  ---------
Loss before income taxes.................................   (90,224)   (31,309)
Benefit for income taxes.................................    21,088     (8,896)
                                                          ---------  ---------
Net loss before equity in loss of joint ventures.........   (69,136)   (22,413)
Equity in loss of joint ventures.........................    (2,906)        --
                                                          ---------  ---------
  Net loss............................................... $ (72,042) $ (22,413)
                                                          =========  =========
 Net loss per share -- basic and diluted................. $   (1.21) $   (0.53)
                                                          =========  =========
 Weighted average shares outstanding.....................    59,707     42,396
                                                          =========  =========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                       AMF BOWLING, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)
                                 (in thousands)

                                                              Nine Months
                                                          Ended September 30,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
Cash flows from operating activities:
 Net loss................................................ $ (72,042) $ (22,413)
 Adjustments to reconcile net loss to net cash (used in)
  provided by operating activities:
  Depreciation and amortization..........................    87,744     66,811
  Equity in loss of joint ventures.......................     2,906         --
  Deferred income taxes..................................   (27,031)    (2,912)
  Amortization of bond discount..........................    25,178     25,507
  Loss on the sale of property and equipment, net........     5,856         96
  Changes in assets and liabilities:
   Accounts and notes receivable, net....................    (4,784)   (35,326)
   Inventories...........................................   (14,221)   (19,857)
   Other assets..........................................   (29,561)   (18,206)
   Accounts payable and accrued expenses.................   (23,080)     4,992
   Income taxes payable..................................    (2,344)     4,270
   Other long-term liabilities...........................     1,650     (1,506)
                                                          ---------  ---------
Net cash (used in) provided by operating activities......   (49,729)     1,456
                                                          ---------  ---------
Cash flows from investing activities:
 Acquisitions of operating units, net of cash acquired...  (168,865)  (192,395)
 Investments in and advances to joint ventures...........    (2,583)        --
 Purchases of property and equipment.....................   (47,739)   (42,589)
 Proceeds from the sale of property and equipment........        29      3,644
                                                          ---------  ---------
Net cash used in investing activities....................  (219,158)  (231,340)
                                                          ---------  ---------
Cash flows from financing activities:
 Proceeds from long-term debt, net of deferred financing
  costs..................................................   548,641    210,000
 Payments on long-term debt..............................  (266,014)   (25,782)
 Repurchase of shares....................................        --       (500)
 Capital contribution....................................        --     35,600
 Issuance of common shares...............................     1,253         --
 Payments of noncompete obligations......................      (589)      (478)
                                                          ---------  ---------
Net cash provided by financing activities................   283,291    218,840
                                                          ---------  ---------
Effect of exchange rates on cash.........................     3,991       (587)
                                                          ---------  ---------
Net increase (decrease) in cash..........................    18,395    (11,631)
Cash and cash equivalents at beginning of period.........    35,790     43,568
                                                          ---------  ---------
Cash and cash equivalents at end of period............... $  54,185  $  31,937
                                                          =========  =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      AMF BOWLING, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

  The accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods. The interim financial information and notes thereto should be read in conjunction with the December 31, 1997 and 1996 audited consolidated financial statements of AMF Bowling, Inc. ("AMF Bowling") and its subsidiaries (collectively, the "Company") presented in AMF Bowling's Form 10-K Annual Report for the fiscal year ended December 31, 1997 filed with the U.S. Securities and Exchange Commission. The results of operations for the nine months ended September 30, 1998, are not necessarily indicative of results to be expected for the entire year.

  The Company is principally engaged in two business segments: (i) the ownership or operation of bowling centers, consisting of 416 U.S. bowling centers and 123 international bowling centers ("Bowling Centers"), including fifteen joint venture centers described in "Note 8. Acquisitions", as of September 30, 1998, and (ii) the manufacture and sale of bowling equipment such as automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, certain spare parts, and the resale of allied products such as bowling balls, bags, shoes, and certain other spare parts ("Bowling Products"). The principal markets for bowling equipment are U.S. and international bowling center operators.

  AMF Bowling Worldwide, Inc. ("Bowling Worldwide") is a wholly owned, direct subsidiary of AMF Group Holdings Inc. ("AMF Group Holdings"). AMF Group Holdings is a wholly owned, direct subsidiary of AMF Bowling. AMF Group Holdings and Bowling Worldwide are Delaware corporations organized by GS Capital Partners II, L.P., and certain other investment funds (collectively, "GSCP") affiliated with Goldman, Sachs & Co. ("Goldman Sachs") to effect the Acquisition (defined below). AMF Group Holdings and AMF Bowling are holding companies only. The principal assets in each are comprised of investments in subsidiaries.

  Pursuant to a Stock Purchase Agreement dated February 16, 1996, between AMF Group Holdings and the stockholders (the "Prior Owners") of AMF Bowling Group (the "Predecessor Company"), on May 1, 1996 (the "Closing Date"), AMF Group Holdings acquired the Predecessor Company through a stock purchase by AMF Group Holdings' subsidiaries of all the outstanding stock of the separate domestic and foreign corporations that constituted substantially all of the Predecessor Company and through the purchase of certain of the assets of the Predecessor Company's bowling center operations in Spain and Switzerland (the "Acquisition"). The purchase price for the Acquisition was approximately $1.37 billion. The Acquisition was accounted for by the purchase method of accounting, pursuant to which the purchase price was allocated among the acquired assets and liabilities in accordance with estimates of fair market value on the Closing Date.

  On November 7, 1997, AMF Bowling completed an initial public offering (the "Initial Public Offering") of 15,525,000 shares of common stock (the "Common Stock"), which trades on the New York Stock Exchange under the symbol "PIN". The net proceeds of $279.1 million from the Initial Public Offering were contributed by AMF Bowling to Bowling Worldwide and used by Bowling Worldwide to reduce and refinance its bank debt pursuant to Bowling Worldwide's third amended and restated credit agreement (the "Credit Agreement") and to redeem a portion of Bowling Worldwide's senior subordinated discount notes.

  As of September 30, 1998, the Company has acquired 256 bowling centers and constructed one bowling center since the Acquisition for a combined purchase price of $491.7 million. The Company has funded its acquisitions and center construction from internally generated cash, borrowings

                      AMF BOWLING, INC. AND SUBSIDIARIES
under the senior secured revolving credit facility (the "Bank Facility") under the Credit Agreement, and issuances of Common Stock. See "Note 8.
Acquisitions".

Note 2. Significant Accounting Policies

 Basis of Presentation

  The condensed consolidated results of operations of the Company have been presented for the nine months ended September 30, 1998 and 1997, respectively. All significant intercompany balances and transactions have been eliminated in the accompanying condensed consolidated financial statements. All dollar amounts are in thousands, except where otherwise indicated.

 Goodwill

  As a result of the Acquisition and subsequent purchases of bowling centers discussed in "Note 8. Acquisitions", and in accordance with the purchase method of accounting for all acquisitions, the Company recorded goodwill representing the excess of the purchase price over the allocation among the acquired assets and liabilities in accordance with estimates of fair market value on the dates of acquisition. Goodwill is being amortized over 40 years. Amortization expense was $15,177 and $14,818 for the nine months ended September 30, 1998 and 1997, respectively.

 Comprehensive Income

  Effective January 1, 1998, the Company adopted, as required, Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income." Comprehensive loss was $75,409 and $30,665 for the nine months ended September 30, 1998 and 1997, respectively.

Note 3. Inventories

  Inventories at September 30, 1998 consisted of the following (unaudited):

   Bowling Products, at FIFO:
    Raw materials...................................................... $13,052
    Work in progress...................................................   1,892
    Finished goods and spare parts.....................................  48,452
   Bowling Centers, at average cost:
    Merchandise and spare parts........................................   8,371
                                                                        -------
                                                                        $71,767
                                                                        =======

Note 4. Property and Equipment

  Property and equipment at September 30, 1998 consisted of the following (unaudited):

   Land.............................................................. $ 131,150
   Buildings and improvements........................................   351,477
   Equipment, furniture, and fixtures................................   537,305
   Other.............................................................    13,302
                                                                      ---------
   Less: accumulated depreciation and amortization...................  (158,737)
                                                                      ---------
                                                                      $ 874,497
                                                                      =========

                      AMF BOWLING, INC. AND SUBSIDIARIES

  Depreciation and amortization expense related to property and equipment was $65,480 and $46,816 for the nine months ended September 30, 1998 and 1997, respectively.

Note 5. Long-term Debt

  Long-term debt at September 30, 1998 consisted of the following (unaudited):

   Bank debt........................................................ $  617,846
   Senior subordinated notes........................................    250,000
   Senior subordinated discount notes...............................    206,829
   Zero coupon convertible debentures...............................    291,762
   Mortgage and equipment notes.....................................      1,985
                                                                     ----------
       Total debt...................................................  1,368,422
   Current maturities...............................................    (30,501)
                                                                     ----------
       Total long-term debt......................................... $1,337,921
                                                                     ==========

  The Company's bank debt (the "Senior Debt") was incurred pursuant to a credit agreement, dated as of May 1, 1996, which was amended and restated in connection with the Initial Public Offering, as of November 3, 1997, and further amended by Amendment No. 1 and Waiver to the Third Amended and Restated Credit Agreement, dated as of September 30, 1998, as the Credit Agreement among Bowling Worldwide and its lenders. The Credit Agreement provides for (i) three senior secured term loan facilities aggregating $455.3 million (the "Term Facilities") and (ii) the Bank Facility which provides for borrowings up to $355.0 million on a revolving basis. At September 30, 1998, amounts outstanding under the Term Facilities and Bank Facility were $188.0 million and $429.8 million, respectively.

  On September 30, 1998, the Third Amended and Restated Credit Agreement was amended by Amendment No. 1 and Waiver (the "Amendment and Waiver") in which certain financial covenants were adjusted, and certain restrictions on the Company's operations were imposed, for the third and fourth quarters of 1998 and the year 1999. In addition, for the third and fourth quarters of 1998 and the year 1999, borrowings to finance acquisitions are substantially restricted as is the Company's ability to make capital expenditures, investments and acquisitions.

  On May 12, 1998, AMF Bowling issued its zero coupon convertible debentures (the "Debentures") for gross proceeds of approximately $284.1 million. The Debentures mature on May 12, 2018 and have a yield to maturity of 7% per annum. The Debentures were issued at an original price of $252.57 per $1,000 principal amount at maturity. The Debentures are convertible at any time prior to maturity into shares of Common Stock at a conversion rate of 8.6734 shares per $1,000 principal amount at maturity. If held to maturity and not redeemed or repurchased by AMF Bowling, the Debentures will accrue to an aggregate principal amount at maturity of $1.125 billion. The Debentures are not entitled to a sinking fund. The Debentures are not redeemable at the option of AMF Bowling before May 12, 2003.

  The Debentures will be purchased by AMF Bowling, at the option of holders of the Debentures, as of May 12, 2003, May 12, 2008 and May 12, 2013 for purchase prices specified in the Debentures. The Debentures may also be redeemed at the option of the holders of the Debentures upon the occurrence of a Change of Control (as defined in the Indenture) at redemption prices specified in the Debentures. AMF Bowling may elect to pay any such purchase price or redemption price in cash or Common Stock, or any combination thereof. In connection with the issuance of the Debentures, AMF Bowling has agreed to file a shelf registration statement in respect of the

                      AMF BOWLING, INC. AND SUBSIDIARIES

Debentures and the Common Stock issuable on conversion, redemption or repurchase thereof. If the shelf registration statement has not been filed within 90 days, or declared effective within 180 days, after May 12, 1998, AMF Bowling must pay liquidated damages as specified in the related registration rights agreement.

  AMF Bowling has reserved 9,757,575 shares of Common Stock for issuance upon conversion, of the Debentures, based on the Common Stock price at the time of issuance of the Debentures.

  The net proceeds of the Debentures were approximately $273.6 million of which $249.6 million was used to repay senior bank indebtedness under the Credit Agreement and $24.0 million was used for acquisitions and general corporate purposes.

Note 6. Commitments and Contingencies

 Litigation and Claims

  The Company is involved in certain lawsuits arising out of normal business operations. The majority of these relate to accidents at bowling centers. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's results of operations or financial position. While the ultimate outcome of the litigation and claims against the Company cannot presently be determined, management believes the Company has made adequate provision for possible losses.

Note 7. Employee Benefit Plans

 AMF Bowling, Inc. 1996 Stock Incentive Plan

  The total number of shares of Common Stock ("Stock Options") initially reserved and available for grant under the AMF Bowling, Inc. 1996 Stock Incentive Plan (the "1996 Plan") was 1,767,151. At September 30, 1998, the number of shares of Common Stock subject to Stock Options outstanding to senior management, other employees, consultants and directors totaled 1,394,550 at an exercise price of $10.00 per share. In addition to Stock Options outstanding under the 1996 Plan, 130,000 Stock Options granted to Douglas J. Stanard on May 1, 1996 were outstanding at September 30, 1998. Of the total Stock Options awarded under the 1996 Plan, 469,150 were exercisable at September 30, 1998 and 67,550 were exercised in the nine months ended September 30, 1998. Forfeited Stock Options under the 1996 Plan totaled 358,900 through September 30, 1998. There were 305,051 shares of Common Stock available for grant under the 1996 Plan as of September 30, 1998.

 AMF Bowling, Inc. 1998 Stock Incentive Plan

  Under the AMF Bowling, Inc. 1998 Stock Incentive Plan (the "1998 Plan"), AMF Bowling may grant incentive awards in the form of restricted stock Awards, Stock Options and stock appreciation rights in substantially the same manner as provided under the 1996 Plan. Two million shares of Common Stock have been reserved and will be available for issuance under the 1998 Plan. In addition, shares of Common Stock that have been reserved but not issued under the 1996 Plan, and shares which are subject to awards under the 1996 Plan that expire or otherwise terminate, may be granted as awards pursuant to the 1998 Plan. As of September 30, 1998, options to purchase 78,400 shares were granted under the 1998 Plan.

Note 8. Acquisitions

  From the Acquisition until December 31, 1997, Bowling Centers purchased an aggregate of 179 bowling centers from unrelated sellers. The combined purchase price, net of cash acquired, was

                      AMF BOWLING, INC. AND SUBSIDIARIES
approximately $340.7 million (including amounts paid in 1998 for certain bowling centers included in the 1997 total), and was funded with approximately $40.0 million from the sale of equity by AMF Bowling to its institutional stockholders and one of its directors, and with $299.8 million from available borrowing under Bowling Worldwide's acquisition facility then existing under the bank credit agreement and under the Bank Facility.

  From January 1, 1998 through September 30, 1998, the Company acquired 55 centers in the United States, fifteen centers in the United Kingdom, six centers in Australia and one center in France from unrelated sellers, including 15 centers from Active West, Inc. ("Active West"). The aggregate purchase price was approximately $151.0 million, including $130.1 million funded with borrowings under the Bank Facility and, with respect to the Active West acquisition, the issuance of 50,000 shares of Common Stock.

  Between September 30, 1998 and October 23, 1998, the Company acquired one center in the United States and two centers in Australia and sold one center in Switzerland. As a result of these acquisitions and the sale of the Swiss center, and after giving effect to the closing of 17 U.S. centers and one international center since the Acquisition, the Company owned or operated 417 U.S. bowling centers and 124 international bowling centers as of October 23, 1998.

  As of October 23, 1998, the Company had no commitments regarding the acquisition of additional bowling centers.

Note 9. Business Segments

  The Company operates in two major lines of business: operating bowling centers and manufacturing bowling and related products. Information concerning operations in these businesses for the nine months ended September 30, 1998 and 1997, respectively, is presented below (in millions):

                                          Nine Months Ended September 30, 1998 (unaudited)
                             -----------------------------------------------------------------------------
                                 Bowling Centers         Bowling Products
                             ------------------------ -----------------------
                                     Inter-    Sub-            Inter-   Sub-              Elim-
                              U.S.  national  total    U.S.   national total   Corporate inations  Total
                             ------ -------- -------- ------  -------- ------  --------- -------- --------
   Revenue from
    unaffiliated
    customers..............  $299.6  $ 84.2  $  383.8 $ 63.7   $74.8   $138.5   $   --    $  --   $  522.3
   Intersegment sales......      --      --        --   10.5     3.7     14.2       --       --       14.2
   Operating income
    (loss).................    15.5     8.7      24.2   (3.1)   (4.9)    (8.0)   (16.6)     1.0        0.6
   Identifiable assets.....   912.4   366.7   1,279.1  649.6    79.5    729.1     29.2      2.1    2,039.5
   Depreciation and
    amortization...........    56.8    14.8      71.6   15.5     1.0     16.5      1.0     (1.3)      87.8
   Capital expenditures....    32.8     7.0      39.8    6.9     0.8      7.7      0.2       --       47.7
   Research and development
    expense................      --      --        --    0.2      --      0.2       --       --        0.2

                                          Nine Months Ended September 30, 1997 (unaudited)
                             ---------------------------------------------------------------------------
                                 Bowling Centers         Bowling Products
                             ------------------------ ----------------------
                                     Inter-    Sub-           Inter-   Sub-             Elim-
                              U.S.  national  total    U.S.  national total  Corporate inations  Total
                             ------ -------- -------- ------ -------- ------ --------- -------- --------
   Revenue from
    unaffiliated
    customers..............  $218.1  $ 79.8  $  297.9 $ 82.1  $125.6  $207.7  $   --    $  --   $  505.6
   Intersegment sales......      --      --        --    7.1     4.1    11.2      --       --       11.2
   Operating income
    (loss).................    21.5     9.2      30.7   29.9    10.6    40.5   (12.0)     0.7       59.9
   Identifiable assets.....   795.0   307.0   1,102.0  646.2    52.8   699.0    17.2      0.8    1,819.0
   Depreciation and
    amortization...........    39.3    14.0      53.3   13.8     0.8    14.6      --     (1.1)      66.8
   Capital expenditures....    30.9     4.7      35.6    3.6     0.5     4.1     3.3     (0.4)      42.6
   Research and development
    expense................      --      --        --    1.0      --     1.0      --       --        1.0

                      AMF BOWLING, INC. AND SUBSIDIARIES

Note 10. Condensed Consolidating Financial Statements

  The following condensed consolidating financial information presents: (i) the condensed consolidating balance sheet as of September 30, 1998, and condensed consolidating statements of income and cash flows for the nine months ended September 30, 1998 and (ii) elimination entries necessary to combine the entities comprising the Company.

  Bowling Worldwide's senior subordinated notes and senior subordinated discount notes are jointly and severally guaranteed on a full and unconditional basis by AMF Group Holdings and the first and second-tier subsidiaries of Bowling Worldwide. AMF Bowling and the third-tier subsidiaries of Bowling Worldwide have not provided guarantees of such indebtedness.

                       AMF BOWLING, INC. AND SUBSIDIARIES

                       AMF BOWLING, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATING BALANCE SHEET
                            As of September 30, 1998
                                  (unaudited)
                                 (in thousands)

                                             Non-
                               Guarantor   Guarantor
                               Companies   Companies  Eliminations  Consolidated
                               ----------  ---------  ------------  ------------
Assets
Current assets:
 Cash and cash equivalents.... $   43,079  $  11,106  $        --    $   54,185
 Accounts and notes
  receivable, net of allowance
  for doubtful accounts.......     78,107        378           --        78,485
 Accounts receivable --
  intercompany................     11,281      8,928      (20,209)           --
 Inventories..................     70,716      1,051           --        71,767
 Deferred taxes and other
  current assets..............     18,420      3,574           --        21,994
                               ----------  ---------  -----------    ----------
    Total current assets......    221,603     25,037      (20,209)      226,431
Notes receivable --
 intercompany.................     43,501      5,663      (49,164)           --
Property and equipment, net...    793,132     80,197        1,168       874,497
Investment in subsidiaries....     20,300    824,488     (844,788)           --
Goodwill and other current
 assets.......................    915,068     23,483           --       938,551
                               ----------  ---------  -----------    ----------
    Total assets.............. $1,993,604  $ 958,868  $  (912,993)   $2,039,479
                               ==========  =========  ===========    ==========
Liabilities and Stockholders'
 Equity
Current liabilities:
 Accounts payable............. $   28,470  $   5,666  $        --    $   34,136
 Accounts payable --
  intercompany................      8,928     11,281      (20,209)           --
 Accrued expenses.............     39,697      7,789           --        47,486
 Income taxes payable.........        934      1,985           --         2,919
 Long-term debt, current
  portion.....................     30,501         --           --        30,501
                               ----------  ---------  -----------    ----------
    Total current
     liabilities..............    108,530     26,721      (20,209)      115,042
Long-term debt, less current
 portion......................  1,029,143    308,778           --     1,337,921
Notes payable --
 intercompany.................      5,663     43,501      (49,164)           --
Other long-term liabilities...      5,480      1,166           --         6,646
                               ----------  ---------  -----------    ----------
    Total liabilities.........  1,148,816    380,166      (69,373)    1,459,609
                               ----------  ---------  -----------    ----------
Commitments and contingencies
Stockholders' equity:
 Common stock.................        597         --           --           597
 Paid-in capital..............  1,005,716    747,896   (1,004,309)      749,303
 Retained (deficit) earnings..   (138,585)  (146,254)     137,749      (147,090)
 Accumulated other
  comprehensive income........    (22,940)   (22,940)      22,940       (22,940)
                               ----------  ---------  -----------    ----------
    Total stockholders'
     equity...................    844,788    578,702     (843,620)      579,870
                               ----------  ---------  -----------    ----------
    Total liabilities and
     stockholders' equity..... $1,993,604  $ 958,868  $  (912,993)   $2,039,479
                               ==========  =========  ===========    ==========

                       AMF BOWLING, INC. AND SUBSIDIARIES

                       AMF BOWLING, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                  For the Nine Months Ended September 30, 1998
                                  (unaudited)
                                 (in thousands)

                                             Non-
                                Guarantor  Guarantor
                                Companies  Companies  Eliminations Consolidated
                                ---------  ---------  ------------ ------------
Operating revenue.............  $482,904   $ 39,379     $     --     $522,283
                                --------   --------     --------     --------
Operating expenses:
 Cost of goods sold...........   134,672      4,426           --      139,098
 Bowling center operating
  expenses....................   220,245     22,570           --      242,815
 Selling, general, and
  administrative expenses.....    45,587      6,434           --       52,021
 Depreciation and
  amortization................    82,181      5,723         (160)      87,744
                                --------   --------     --------     --------
    Total operating expenses..   482,685     39,153         (160)     521,678
                                --------   --------     --------     --------
Operating income..............       219        226          160          605
                                --------   --------     --------     --------
Nonoperating expenses
 (income):
 Interest expense.............    75,246      9,211           --       84,457
 Other expenses, net..........     6,893        925           --        7,818
 Interest income..............    (1,201)      (245)          --       (1,446)
 Equity in loss (income) of
  subsidiaries................     2,613     61,746      (64,359)          --
                                --------   --------     --------     --------
    Total nonoperating
     expenses.................    83,551     71,637      (64,359)      90,829
                                --------   --------     --------     --------
Loss before income taxes......   (83,332)   (71,411)      64,519      (90,224)
Provision (benefit) for income
 taxes........................   (18,973)    (2,115)          --      (21,088)
                                --------   --------     --------     --------
Net (loss) income before
 equity in loss of joint
 ventures.....................   (64,359)   (69,296)      64,519      (69,136)
Equity in loss of joint
 ventures.....................        --     (2,906)          --       (2,906)
                                --------   --------     --------     --------
Net (loss) income.............  $(64,359)  $(72,202)    $ 64,519     $(72,042)
                                ========   ========     ========     ========

                       AMF BOWLING, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                  For the Nine Months Ended September 30, 1998
                                  (unaudited)
                                 (in thousands)

                                              Non-
                                 Guarantor  Guarantor
                                 Companies  Companies  Eliminations Consolidated
                                 ---------  ---------  ------------ ------------
Cash flows from operating
 activities:
 Net (loss) income.............  $ (64,359) $ (72,202)   $ 64,519    $ (72,042)
 Adjustments to reconcile net
  (loss) income to net cash
  provided by (used in)
  operating activities:
 Depreciation and
  amortization.................     82,181      5,723        (160)      87,744
 Equity in loss of joint
  ventures.....................      2,906         --          --        2,906
 Deferred income taxes.........    (27,067)        36          --      (27,031)
 Amortization of bond
  discount.....................     17,557      7,621          --       25,178
 Equity in earnings of
  subsidiaries.................      2,613     61,746     (64,359)          --
 Loss on the sale of property
  and equipment, net...........      5,856         --          --        5,856
 Changes in assets and
  liabilities:
  Accounts and notes
   receivable..................     (5,798)     1,014          --       (4,784)
  Receivables and payables--
   affiliates..................    (21,661)    21,661          --           --
  Inventories..................    (14,102)      (119)         --      (14,221)
  Other assets.................    (11,835)   (17,726)         --      (29,561)
  Accounts payable and accrued
   expenses....................    (27,898)     4,818          --      (23,080)
  Income taxes payable.........     (1,993)      (351)         --       (2,344)
  Other long-term liabilities..      1,553         97          --        1,650
                                 ---------  ---------    --------    ---------
 Net cash provided by (used in)
  operating activities.........    (62,047)    12,318          --      (49,729)
                                 ---------  ---------    --------    ---------
Cash flows from investing
 activities:
 Acquisitions of operating
  units, net of cash acquired..   (120,647)   (48,218)         --     (168,865)
 Investments in and advances to
  joint ventures...............     (2,583)        --          --       (2,583)
 Investment in subsidiaries....         --   (258,417)         --     (258,417)
 Purchases of property and
  equipment....................    (45,158)    (2,581)         --      (47,739)
 Proceeds from sale of property
  and equipment................         29         --          --           29
                                 ---------  ---------    --------    ---------
 Net cash used in investing
  activities...................   (168,359)  (309,216)         --     (477,575)
                                 ---------  ---------    --------    ---------
Cash flows from financing
 activities:
 Proceeds from long-term debt,
  net of deferred financing
  costs........................    224,500    324,141                  548,641
 Payments on long-term debt....   (243,017)   (22,997)         --     (266,014)
 Capital contribution from
  Parent.......................    258,417         --          --      258,417
 Issuance of shares............      1,253         --          --        1,253
 Noncompete obligations........       (589)        --          --         (589)
                                 ---------  ---------    --------    ---------
 Net cash provided by (used in)
  financing activities.........    240,564    301,144          --      541,708
                                 ---------  ---------    --------    ---------
 Effect of exchange rates on
  cash.........................       (536)     4,527          --        3,991
                                 ---------  ---------    --------    ---------
 Net (decrease) increase in
  cash.........................      9,622      8,773          --       18,395
 Cash and cash equivalents at
  beginning of period..........     33,457      2,333          --       35,790
                                 ---------  ---------    --------    ---------
 Cash and cash equivalents at
  end of period................  $  43,079  $  11,106    $     --    $  54,185
                                 =========  =========    ========    =========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and the Stockholders
AMF Bowling Group

  In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of AMF Bowling Group at April 30, 1996 and December 31, 1995, and the results of its operations and its cash flows for the four months ended April 30, 1996 and for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Norfolk, Virginia
June 28, 1996

                               AMF BOWLING GROUP

                            COMBINED BALANCE SHEETS
                           (in thousands of dollars)

                                                         April 30,  December 31,
                                                           1996         1995
                                                         ---------  ------------
                         ASSETS
Currents assets:
 Cash and cash equivalents.............................. $ 21,913     $  9,732
 Accounts and notes receivable, net of allowance for
  doubtful accounts of $3,110 and $3,373, respectively..   33,887       39,026
 Accounts and notes receivable--affiliates..............      166        3,979
 Inventories............................................   43,296       39,821
 Prepaid expenses and other.............................    6,113        5,182
                                                         --------     --------
    Total current assets................................  105,375       97,740
Notes receivable--affiliates............................       --       22,941
Property and equipment, net.............................  251,544      259,724
Other assets............................................   18,330       19,973
                                                         --------     --------
    Total assets........................................ $375,249     $400,378
                                                         ========     ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable....................................... $ 23,670     $ 23,641
 Book overdrafts........................................    5,724        2,362
 Accrued expenses and deposits..........................   34,916       30,328
 Accounts and notes payable--affiliates.................       --        1,989
 Long-term debt, current portion........................       10        1,084
 Income taxes payable...................................    1,757        7,129
                                                         --------     --------
    Total current liabilities...........................   66,077       66,533
Long-term debt..........................................    1,958       19,550
Notes payable--affiliates...............................       --      146,727
Other liabilities.......................................    2,811        5,856
Deferred income taxes...................................    1,429          174
                                                         --------     --------
    Total liabilities...................................   72,275      238,840
Commitments and contingencies (Note 9)
Stockholders' equity:
 Common stock...........................................      454        1,538
 Paid-in capital........................................  251,770       63,781
 Retained earnings......................................   52,302      101,080
 Equity adjustment from foreign currency translation....   (1,552)      (3,400)
 Notes receivable stock subscription....................       --       (1,461)
                                                         --------     --------
    Total stockholders' equity..........................  302,974      161,538
                                                         --------     --------
    Total liabilities and stockholders' equity.......... $375,249     $400,378
                                                         ========     ========

   The accompanying notes are an integral part of these financial statements.

                               AMF BOWLING GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                           (in thousands of dollars)

                                                       Four Months
                                                          Ended     Year Ended
                                                        April 30,  December 31,
                                                          1996         1995
                                                       ----------- ------------
Operating revenues:
 Sales of products and services.......................  $164,371     $563,998
 Revenue from operating lease activities..............       573          926
                                                        --------     --------
    Total operating revenues..........................   164,944      564,924
                                                        --------     --------
Operating expenses:
 Cost of sales, excluding depreciation of $791 and
  $2,531, respectively................................    43,118      184,129
 Bowling center operations............................    80,156      166,465
 Selling, general and administrative..................    35,557       50,778
 Depreciation and amortization........................    15,097       39,139
                                                        --------     --------
    Total operating expenses..........................   173,928      440,511
                                                        --------     --------
    Operating (loss) income...........................    (8,984)     124,413
Nonoperating income (expenses):
 Interest expense.....................................    (4,504)     (15,711)
 Other expenses, net..................................      (692)      (1,043)
 Interest income......................................       611        2,184
 Foreign currency transaction loss....................       (29)        (979)
                                                        --------     --------
(Loss) income before income taxes.....................   (13,598)     108,864
Income tax benefit (expense)..........................     1,731      (12,098)
                                                        --------     --------
    Net (loss) income.................................  $(11,867)    $ 96,766
                                                        ========     ========

  Pro Forma Financial Information (unaudited):

                                                       Four Months
                                                          Ended     Year Ended
                                                        April 30,  December 31,
                                                          1996         1995
                                                       ----------- ------------
Net (loss) income before income taxes and pro forma
 adjustments..........................................  $(13,598)    $108,864
Pro forma C Corporation--tax benefit (provision)......     5,065      (40,616)
                                                        --------     --------
Pro forma net (loss) income...........................  $ (8,533)    $ 68,248
                                                        ========     ========

   The accompanying notes are an integral part of these financial statements.

                               AMF BOWLING GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                           (in thousands of dollars)

                                                       Four Months
                                                          Ended     Year Ended
                                                        April 30,  December 31,
                                                          1996         1995
                                                       ----------- ------------
Cash flows from operating activities:
 Net (loss) income....................................  $(11,867)    $ 96,766
 Adjustments to reconcile net (loss) income to net
  cash provided by operating activities:
  Depreciation and amortization.......................    15,097       39,139
  Deferred income taxes...............................       414         (830)
  Loss on sale of property and equipment, net.........        --          567
  Changes in assets and liabilities, net of effects
   from companies acquired:
   Accounts and notes receivable, net.................     4,784       10,630
   Receivables and payables--affiliates...............     1,535        6,147
   Inventories........................................    (3,631)      (5,996)
   Other assets and liabilities.......................    (2,673)        (101)
   Accounts payable and accrued expenses..............     8,713      (18,741)
   Income taxes payable...............................    (5,745)      (2,830)
                                                        --------     --------
    Net cash provided by operating activities.........     6,627      124,751
                                                        --------     --------
Cash flows from investing activities:
 Purchase of property and equipment...................    (6,874)     (29,965)
 Proceeds from sales of property and equipment........        --        1,410
 Other................................................     2,989          229
                                                        --------     --------
    Net cash used for investing activities............    (3,885)     (28,326)
                                                        --------     --------
Cash flows from financing activities:
 Payments on credit note agreements, net..............        --      (11,057)
 Distributions to stockholders........................   (36,721)     (71,851)
 Payment of long-term debt............................    (3,812)     (10,285)
 Payment for redemption of stock......................        --       (3,960)
 Proceeds (payments) on notes payable--stockholders,
  net.................................................     1,236       (3,793)
 Capital contributions by stockholders................    24,805        8,329
 Collection of notes receivable--affiliates...........    19,408           --
 Other................................................     3,988       (2,056)
                                                        --------     --------
    Net cash provided by (used for) financing
     activities.......................................     8,904      (94,673)
    Effect of exchange rates on cash..................       535         (194)
                                                        --------     --------
 Net increase in cash.................................    12,181        1,558
 Cash at beginning of period..........................     9,732        8,174
                                                        --------     --------
 Cash at end of period................................  $ 21,913     $  9,732
                                                        ========     ========

  See Note 11 for supplemental disclosures to the Combined Statements of Cash
                                     Flows.

   The accompanying notes are an integral part of these financial statements.

                               AMF BOWLING GROUP

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                           (in thousands of dollars)

                                                         Equity
                                                       Adjustment
                                                      From Foreign              Total
                         Common   Paid-in   Retained    Currency            Stockholders'
                          Stock   Capital   Earnings  Translation   Other      Equity
                         -------  --------  --------  ------------ -------  -------------
Balance, December 31,
 1994................... $ 1,536  $ 57,975  $ 76,165    $(3,302)   $    --    $132,374
 Net income.............      --        --    96,766         --         --      96,766
 Distribution to
  stockholders..........      --        --   (71,851)        --         --     (71,851)
 Redemption of stock....      --    (3,960)       --         --         --      (3,960)
 Decrease in equity
  adjustment from
  foreign currency
  translation...........      --        --        --        (98)        --         (98)
 Sale of stock..........       2     1,479        --         --     (1,479)          2
 Capital contributions..      --     8,329        --         --         --       8,329
 Other..................      --       (42)       --         --         18         (24)
                         -------  --------  --------    -------    -------    --------
Balance, December 31,
 1995...................   1,538    63,781   101,080     (3,400)    (1,461)    161,538
 Net loss...............      --        --   (11,867)        --         --     (11,867)
 Distribution to
  stockholders..........      --        --   (36,721)        --         --     (36,721)
 Increase in equity
  adjustment from
  foreign currency
  translation...........      --        --        --      1,665         --       1,665
 Payment of notes
  receivable
  officer/stockholder...      --        --        --         --      1,461       1,461
 Capital contributions..     102   187,989        --         --         --     188,091
 Other..................  (1,186)       --      (190)       183         --      (1,193)
                         -------  --------  --------    -------    -------    --------
Balance, April 30,
 1996................... $   454  $251,770  $ 52,302    $(1,552)   $    --    $302,974
                         =======  ========  ========    =======    =======    ========



   The accompanying notes are an integral part of these financial statements.

                               AMF BOWLING GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                 (in thousands of dollars, except share data)

Note 1. Organization

  AMF Bowling Group ("the Combined Companies") consisted of the following entities:

S CORPORATIONS

  . AMF Bowling, Inc. ("AMF Bowling")

  . AMF Bowling Centers, Inc. ("AMF Bowling Centers")

  . AMF Beverage Company of Oregon, Inc.

  . King Louie Lenexa, Inc.

  . AMF Bowling Centers (Aust) International Inc.

  . AMF Bowling Centers (Canada) International Inc.

  . AMF BCO-France One, Inc.

  . AMF BCO-France Two, Inc.

  . AMF Bowling Centers (Hong Kong) International Inc.

  . AMF Bowling Centers International Inc.-Japan

  . AMF Bowling Mexico Holding, Inc.

  . Boliches AMF, Inc.

  . AMF Bowling Centers II Inc.-Switzerland

  . AMF BCO-U.K. One, Inc.

  . AMF BCO-U.K. Two, Inc.

  . AMF BCO-China, Inc.

  . AMF Bowling Centers China, Inc.

OTHER

  . AMF Catering Services Pty, Ltd.

  . Bush River Corporation

  Pursuant to a Stock Purchase Agreement dated February 16, 1996 between AMF Group Holdings, Inc. and the stockholders of AMF Bowling Group (the "Combined Companies"), on May 1, 1996, AMF Group Holdings, Inc. (the "Company"), through its subsidiaries, acquired the Combined Companies in a stock purchase of all the outstanding stock of the separate domestic and foreign corporations that constitute substantially all of the Combined Companies and through the purchase of certain assets of the Combined Companies' bowling center operations in Spain and Switzerland. Prior to the acquisition, the Combined Companies were controlled by the Virginia Investment Trust.

  The Combined Companies operated bowling centers in the United States and in 9 foreign countries and manufactured and distributed a full line of bowling and leisure related products. The principal markets for bowling and leisure related equipment are domestic and foreign independent bowling center operators. The accompanying combined financial statements have been prepared for the purpose of presenting the financial position and results of operations of the bowling related operations of the various entities.

  The Company did not acquire the assets of two bowling centers located in Madrid, Spain and Geneva, Switzerland (both of which were retained by the sellers) and, accordingly, the April 30, 1996

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)

combined financial statements exclude the assets of these centers. As a result of the acquisition, the Company, at May 1, 1996, owns or operates 205 of the Combined Companies' domestic bowling centers and 78 international bowling centers (205 domestic bowling centers and 80 international bowling centers at December 31, 1995). The purchase price for the acquisition was approximately $1,300,000, subject to certain postclosing adjustments, less approximately $2,000 representing debt of the Combined Companies which remained in place following the closing of the acquisition (the "Closing").

  The revaluation, in accordance with Accounting Principles Board Opinion No. 16, of the Combined Companies' assets and liabilities as a result of the Stock Purchase Agreement has not been reflected in the accompanying combined financial statements. In addition, no adjustments have been recorded to reflect any tax liability resulting from the stock purchase and the related
Section 338(h)(10) election.

Note 2. Summary of Significant Accounting Policies

 Basis of presentation

  The accompanying combined financial statements have been prepared on the accrual basis of accounting and conform in all material respects to accounting principles generally accepted in the United States. The accompanying combined financial statements are stated in U.S. dollars. All significant intercompany and intracompany balances and transactions have been eliminated in the accompanying combined financial statements.

 Use of estimates

  The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The more significant estimates made by management include allowances for obsolete inventory, uncollectable accounts receivable, product warranty costs and litigation and claims. Actual results could differ from those estimates.

 Fiscal year

  The entities included in the accompanying combined financial statements operate on fiscal years ending on December 31, except for AMF Bowling Centers, which operated on a 52-week period ended on the last Sunday in December during 1994, and the Fair Lanes operation which operated on a fiscal period ended on December 29, 1994. For 1995, AMF Bowling Centers, including the acquired Fair Lanes operation, adopted a calendar month-end; accordingly, the results of operations for the period ended December 31, 1995 include AMF Bowling Centers' operations for the period December 26, 1994 (December 30, 1994 with respect to Fair Lanes operations) through December 31, 1995.

 Revenue recognition

  Revenue is generally recognized from the sale of products at the time the products are shipped. For larger contract orders, the Combined Companies generally require that customers submit a deposit as a condition of accepting the order. For nonaffiliate international sales, the Combined Companies generally require the customer to obtain a letter of credit prior to shipment.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


 Warranty costs

  AMF Bowling offers warranties for its various products and provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold. Warranty expense aggregated approximately $1,313 for the four months ended April 30, 1996 and $2,748 for the year ended December 31, 1995.

 Cash and cash equivalents

  For the purpose of the statement of cash flows, the Combined Companies consider all highly liquid debt instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

 Inventories

  Manufacturing inventory is valued at the lower of cost or market, cost being determined using the last-in, first-out ("LIFO") method for domestic inventories and the first-in, first-out ("FIFO") method for foreign inventories.

  Bowling center inventory is valued at the lower of cost or market with the cost being determined using the actual or average cost method.

 Property and equipment

  Property and equipment are stated at cost. Expenditures for maintenance and repairs which do not improve or extend the life of an asset are charged to expense as incurred; major renewals or betterments are capitalized to the property accounts. Upon retirement or sale of an asset, its cost and related accumulated depreciation are removed from the property accounts, and any gain or loss is recognized.

  Property and equipment are depreciated over their estimated useful lives using straight-line and accelerated methods. Estimated useful lives of property and equipment for financial reporting purposes are as follows:

      Buildings and improvements................................... 5 - 40 years
      Bowling and related equipment................................ 5 - 10 years
      Manufacturing equipment...................................... 2 - 7 years
      Furniture and fixtures....................................... 3 - 8 years

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS No. 121"). SFAS No. 121 is effective for fiscal year 1996 for the Company. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. The adoption of SFAS No. 121 did not have a material effect on the financial position or results of operations of the Company.

 Income taxes

  Certain of the Combined Companies included in the accompanying combined financial statements have elected S Corporation status under the Internal Revenue Code (see Note 1). As an S Corporation, the companies may be liable for U.S. federal income taxes under certain circumstances

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)

and liable for state income taxes in certain jurisdictions; all other domestic income taxes are the responsibility of the Combined Companies' stockholders.

  The foreign branches of the S Corporations and other foreign entities file income tax returns and pay taxes in their respective countries. The stockholders receive a tax credit, subject to certain limitations, in their U.S. federal income tax returns for foreign taxes paid by the foreign branches of the U.S. Corporation and certain other foreign entities.

  The Combined Companies account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109"). SFAS No. 109 mandates the liability method for computing deferred income taxes. Because the Combined Companies have elected S Corporation status, deferred income taxes are only provided with respect to state and foreign income taxes.

 Research and development costs

  Expenditures relating to the development of new products, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were approximately $875 for the four months ended April 30, 1996 and $3,600 for the year ended December 31, 1995.

 Advertising costs

  Costs incurred for producing and communicating advertising are expensed when incurred. The amounts charged against income were approximately $3,575 for the four months ended April 30, 1996 and $12,250 for the year ended December 31, 1995.

 Foreign currency

  In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," all assets and liabilities of the Combined Companies' foreign operations are translated from foreign currencies into U.S. dollars at year-end exchange rates. Revenues and expenses of foreign operations are translated using average exchange rates that existed during the year and reflect currency exchange gains and losses resulting from transactions conducted in nonlocal currencies. Adjustments resulting from the translation of financial statements of foreign operations into U.S. dollars are included in the equity adjustment from foreign currency translation on the accompanying combined balance sheets. Gains and losses arising from transactions in foreign currencies are included as a separate item in the accompanying combined statement of operations.

 Fair value of financial instruments

  The carrying value of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value at April 30, 1996 and December 31, 1995 because of the short maturity of these instruments. The carrying value of long-term receivables and payables approximated fair value as of April 30, 1996 and December 31, 1995 based upon market rates for similar instruments.

 Noncompete agreements

  The Combined Companies have certain noncompete agreements with individuals. The assets are recorded at cost or at the present value of payments to be made under these agreements, discounted at annual rates ranging from 8%-10%. The assets are included in other current and

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)

noncurrent assets and are amortized on a straight-line basis over the terms of the agreements. Noncompete obligations were $3,095 at April 30, 1996 and $3,300 at December 31, 1995.

 Common stock

  The common stock account represents the aggregate number of shares outstanding for all the Combined Companies multiplied by the respective par value at each of the Combined Companies.

Note 3. Related Party Transactions

  The Combined Companies had related party transactions with several companies which are affiliated through common ownership and with certain of its officers, directors and stockholders. The majority of balances with affiliated companies were liquidated on or prior to April 30, 1996. Interest income and expense during the four months ended April 30, 1996 were not significant to the operating results of the Combined Companies. A summary of the significant balances and transactions with related parties follows.

  Accounts and notes receivable--affiliates, including accrued interest, at April 30, 1996 and December 31, 1995 consisted of the following:

                                                          April 30, December 31,
                                                            1996        1995
                                                          --------- ------------
   Accounts receivable--affiliates.......................   $166      $ 2,084
                                                            ====      =======
   Notes receivable--AMF Reece...........................   $ --      $12,910
   Notes receivable--stockholders........................     --       11,130
   Note receivable--AMF Machinery Systems ("AMS")........     --          796
                                                            ----      -------
                                                              --       24,836
   Current maturities....................................     --       (1,895)
                                                            ----      -------
                                                            $ --      $22,941
                                                            ====      =======

  Notes receivable--AMF Reece represented various notes, plus accrued and unpaid interest income, between AMF Bowling and AMF Reece, and affiliated company. The notes earned interest monthly based on the LIBOR rate plus .75%, which was 6.48% at December 31, 1995. Interest income was $762 for the year ended December 31, 1995.

  Notes receivable--stockholders represented notes of $9,394 plus accrued and unpaid interest income, between the Combined Companies and its stockholders. Interest on the notes was at the LIBOR rate plus .75%, which was 6.48% at December 31, 1995. Interest income for the year ended December 31, 1995 was $602.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)

  Accounts and notes payable--affiliates at April 30, 1996 and December 31, 1995 consisted of the following:

                                                        April 30, December 31,
                                                          1996        1995
                                                        --------- ------------
   Accounts payable--stockholders......................    $--      $    322
   Accounts payable--AMS...............................     --         1,619
   Accounts payable--CCA Industries....................     --            48
                                                           ---      --------
                                                           $--      $  1,989
                                                           ===      ========
   Notes payable--stockholders.........................    $--      $117,022
   Note payable--Fair Lanes, Inc.......................     --        24,096
   Notes payable--AMS..................................     --         5,609
   Capital lease obligations--Commonwealth Leasing
    Corporation ("CLC")................................     --            --
                                                           ---      --------
                                                            --       146,727
                                                           ---      --------
   Current maturities..................................     --            --
   Long-term portion...................................    $--      $146,727
                                                           ===      ========

  Notes payable--stockholders included $88,323, plus accrued and unpaid interest, at December 31, 1995 of 9.5% of Fair Lanes, Inc. ("Fair Lanes") notes which were acquired by certain stockholders in conjunction with the acquisition of Fair Lanes. A portion of the notes were acquired by the stockholders as a result of the plan of reorganization (Note 14). The note balance included interest from the period July 15, 1994 through January 15, 1995 which was paid through the issuance of additional notes. The notes were assumed by AMF Bowling Centers in connection with the acquisition of the assets of Fair Lanes on July 2, 1995. The notes, originally payable in 2001, were paid prior to April 30, 1996, pursuant to the purchase of the Combined Companies. Interest expense for the year ended December 31, 1995 was approximately $8,053.

  Notes payable--stockholders included $16,773, plus accrued and unpaid interest, on a $60,000 revolving line of credit between AMF Bowling Centers and its stockholders which originally matured on December 31, 1998. The notes were repaid on or prior to April 30, 1996, pursuant to the purchase of the Combined Companies. Interest on the notes was at the lesser of the prime rate or the LIBOR rate plus 0.50% (6.23% at December 31, 1995). The note was repaid on or prior to April 30, 1996, pursuant to the purchase of the Combined Companies. Interest expense on these notes was $562 for the year ended December 31, 1995.

  Also, included in notes payable--stockholders was a $1,943 note, plus accrued and unpaid interest, which represented the balance outstanding on a $16,000 revolving line of credit between AMF Bowling and its stockholders. Interest on the note was at the prime rate (8.50% at December 31, 1995). The note was repaid on or prior to April 30, 1996, pursuant to the purchase of the Combined Companies. Interest expense on this note was $179 for the year ended December 31, 1995.

  The average amount outstanding under the various lines of credit was $7,865 during fiscal 1995. The maximum amount outstanding under these agreements was $21,246 during fiscal 1995. The average interest rate on the outstanding debt was 7.5% during fiscal 1995.

  Note payable--Fair Lanes related to the acquisition of Fair Lanes net assets by AMF Bowling Centers from the AMF stockholders. Interest on the note was at prime (8.50% at December 31,

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)

1995). The note, originally payable on December 31, 1998, was repaid on or prior to April 30, 1996, pursuant to the purchase of the Combined Companies. Interest expense for the year ended December 31, 1995 was $1,187.

  The notes payable of $5,609 to AMS consisted of various notes plus accrued and unpaid interest (at 8.5%-11%) and were payable on demand. The notes were repaid on or prior to April 30, 1996, pursuant to the purchase of the Combined Companies. Interest expense on these notes was $417 for the year ended December 31, 1995.

 Other related party transactions

  The Combined Companies were charged $512 for the four months ended April 30, 1996 and $1,622 for the year ended December 31, 1995 in management fees for certain consulting and administrative services performed by affiliated companies.

  In May 1995, the Combined Companies began purchasing health insurance from CCA Industries, an affiliated company, on a fully insured basis. Total premiums for the four months ended April 30, 1996 were $411 and for the period from May 1995 to December 31, 1995 aggregated $889.

  During the year ended December 31, 1995, Fair Lanes acquired equipment which was leased from Commonwealth Leasing Corporation ("CLC"), an affiliated company, for $1,367. The difference between the capitalized lease obligation and the purchase price was treated as an adjustment of the notes payable--Fair Lanes.

  The Combined Companies purchased used bowling equipment from CLC for $1,429 during the year ended 1995.

  The Combined Companies charged service fees and sales commissions of $53 for the year ended December 31, 1995 to CLC. These charges have been treated as reductions in selling, general and administrative expenses.

  The Combined Companies lease equipment from CCA Financial, an affiliated company. Rent expense was $203 for the four months ended April 30, 1996 and $444 for the year ended December 31, 1995.

Note 4. Inventories

  Inventories at April 30, 1996 and December 31, 1995 consist of the following:

                                                          April 30, December 31,
                                                            1996        1995
                                                          --------- ------------
   Raw materials.........................................  $10,325    $10,590
   Work-in-progress......................................    2,084      1,522
   Finished goods and spare parts........................   28,661     24,920
   Merchandise inventory.................................    3,033      4,045
                                                           -------    -------
                                                            44,103     41,077
   Inventory valuation reserves..........................     (807)    (1,256)
                                                           -------    -------
                                                           $43,296    $39,821
                                                           =======    =======

                               AMF BOWLING GROUP

                  (in thousands of dollars, except share data)

  Inventories were determined using the following methods at April 30, 1996 and December 31, 1995:

                                                          April 30, December 31,
                                                            1996        1995
                                                          --------- ------------
   LIFO (Domestic manufacturing).........................  $27,128    $24,389
   FIFO (Foreign manufacturing)..........................   13,135     11,387
   Other (Merchandise inventory).........................    3,033      4,045
                                                           -------    -------
                                                           $43,296    $39,821
                                                           =======    =======

  If LIFO inventories had been valued at current costs, they would have been greater by $2,527 at April 30, 1996 and $2,496 at December 31, 1995.

Note 5. Property and Equipment

  Property and equipment at April 30, 1996 and December 31, 1995 consist of the following:

                                                        April 30,  December 31,
                                                          1996         1995
                                                        ---------  ------------
   Land................................................ $  25,891   $  25,692
   Buildings and improvements..........................   143,147     138,448
   Equipment, furniture and fixtures...................   256,308     251,936
   Construction in progress............................       110       1,925
                                                        ---------   ---------
                                                          425,456     418,001
   Less: accumulated depreciation and amortization.....  (173,912)   (158,277)
                                                        ---------   ---------
                                                        $ 251,544   $ 259,724
                                                        =========   =========

  Depreciation expense was $14,523 for the four months ended April 30, 1996 and $37,889 for the year ended December 31, 1995.

Note 6. Accrued Expenses and Deposits

  Accrued expenses and deposits at April 30, 1996 and December 31, 1995 consist of the following:

                                                          April 30, December 31,
                                                            1996        1995
                                                          --------- ------------
   Accrued compensation..................................  $ 9,714    $ 7,152
   League bowling accounts...............................    3,776      6,368
   Other.................................................   21,426     16,808
                                                           -------    -------
                                                           $34,916    $30,328
                                                           =======    =======

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


Note 7. Long-term Debt

  Long-term debt at April 30, 1996 and December 31, 1995 consists of the following:

                                                          April 30, December 31,
                                                            1996        1995
                                                          --------- ------------
   Notes payable to bank--guaranteed.....................  $   --     $ 3,764
   Mortgage and equipment notes..........................   1,968      14,469
   Industrial development bond...........................      --       1,354
   Other.................................................      --       1,047
                                                           ------     -------
                                                            1,968      20,634
   Current Maturities....................................     (10)     (1,084)
                                                           ------     -------
   Long-term portion.....................................  $1,958     $19,550
                                                           ======     =======

  Notes payable to bank--guaranteed represented a credit agreement entered into between AMF Bowling Centers and a bank under which up to $32,750 could be borrowed. An additional $25,000 could be borrowed from one or more additional financial institutions. Interest was payable at a rate equal to the lesser of the prime rate or the LIBOR rate plus .50% (6.23% at December 31, 1995). The notes were secured by certain tangible personal property of AMF Bowling Centers and were guaranteed by certain stockholders. The agreement also required AMF Bowling Centers to meet certain financial covenants, including maximum debt to equity ratios, minimum tangible net worth requirements and minimum earnings to charge ratios. At December 31, 1995, AMF Bowling Centers was in violation of certain requirements which were subsequently waived by the bank through March 31, 1997. The notes payable were repaid on or prior to April 30, 1996, pursuant to the purchase of the Combined Companies.

  The mortgage and equipment notes were secured by first deeds of trust on various bowling centers. The notes generally required monthly payments and matured at various times through October 2008. Interest rates on these notes were generally fixed and ranged from 3% to 12%. The notes were repaid on or prior to April 30, 1996, except for one.

  The Industrial Development Bond was secured by a first deed of trust on one of the bowling centers. Interest on the bond was at a fluctuating rate based on the prime rate of the lending bank (6.947% at December 31, 1995). Monthly principal and interest payments were originally due through August 2001. The bond was repaid on or prior to April 30, 1996, pursuant to the purchase of the Combined Companies.

  AMF Bowling had an agreement with a bank under which up to $15,000 could be borrowed. This arrangement expired on April 30, 1996. There were no borrowings at December 31, 1995 under the agreement. Interest was payable monthly at the lower of the bank's prime rate or the adjusted LIBOR rate plus 0.50% (6.23% at December 31, 1995). This agreement required certain financial covenants to be met, including maximum debt to equity ratios, minimum tangible net worth requirements and minimum earnings to charge ratios.

  AMF Bowling had a $3,500 revolving credit line with a bank which was due to expire on June 30, 1996. No balance was outstanding at December 31, 1995. Interest on outstanding borrowings was payable quarterly at the lower of the bank's prime rate or the adjusted LIBOR rate plus 0.50% (6.23% at December 31, 1995). Under this line were two standby letters of credit with amounts outstanding at December 31, 1995 of $1,138, expiring on December 1, 1996, and of $12 expiring on August 19, 1996.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


  The average amount outstanding under the various lines of credit was $21,807 during fiscal 1995. The maximum amount outstanding under these credit arrangements was $39,454 during fiscal 1995. The average interest rate on these credit arrangements was 6.43% during fiscal 1995.

  AMF Bowling had available a foreign exchange line of $5,000 and a letter of credit line of $1,000. No balances were outstanding at December 31, 1995. One standby letter of credit with an amount at December 31, 1995 of $535, which expired on January 18, 1996, and four import letters of credit totaling $142 were outstanding under these lines.

Note 8. Income Taxes

  Income (loss) before income taxes consists of the following:

                                                        Four Months
                                                           Ended     Year Ended
                                                         April 30,  December 31,
                                                           1996         1995
                                                        ----------- ------------
   United States.......................................  $ (7,757)    $ 77,931
   Foreign.............................................    (5,841)      30,933
                                                         --------     --------
                                                         $(13,598)    $108,864
                                                         ========     ========

  The income tax benefit (provision) consists of the following:

                                                       Four  Months
                                                          Ended      Year Ended
                                                        April 30,   December 31,
                                                           1996         1995
                                                       ------------ ------------
   Current tax benefit (provision)
    U.S. federal......................................    $   --      $     --
    State and local...................................       205        (1,065)
    Foreign...........................................     1,940       (11,961)
                                                          ------      --------
   Total current......................................     2,145       (13,026)
                                                          ------      --------
   Deferred tax benefit (provision)
    U.S. federal......................................        --            --
    State and local...................................        --            32
    Foreign...........................................      (414)          896
                                                          ------      --------
   Total deferred.....................................      (414)          928
                                                          ------      --------
   Total benefit......................................    $1,731      $(12,098)
                                                          ======      ========

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)

  Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                          April 30, December 31,
                                                            1996        1995
                                                          --------- ------------
   Deferred tax assets
    Current assets.......................................  $   815    $ 1,198
    Noncurrent assets....................................      799        799
                                                           -------    -------
   Total deferred tax assets.............................    1,614      1,997
                                                           -------    -------
   Deferred tax liabilities
    Noncurrent liabilities...............................   (1,429)    (1,998)
                                                           -------    -------
   Total deferred tax liabilities........................   (1,429)    (1,998)
                                                           -------    -------
   Net deferred tax assets (liabilities).................  $   185    $    (1)
                                                           =======    =======

  The primary determination of the deferred tax assets are book accruals not deductible for tax purposes, such as the allowance for bad debts, inventory reserves and various other accruals. Deferred tax liabilities are a result of accelerated depreciation methods used for tax purposes.

  The benefit (provision) for income taxes differs from the amount computed by applying the statutory rate of 35% for the four months ended April 30, 1996 and the year ended December 31, 1995 to income (loss) before income taxes. The principal reasons for this difference are follows:

                                                      Four Months
                                                         Ended     Year Ended
                                                       April 30,  December 31,
                                                         1996         1995
                                                      ----------- ------------
   Tax benefit (provision) at federal statutory
    rate.............................................   $ 4,759     $(38,102)
   (Increase) decrease in rates resulting from:
    S Corporation election for U.S. federal tax
     purposes........................................    (4,759)      38,102
    State and local taxes............................       205       (1,033)
    Foreign income taxes.............................     1,526      (11,065)
                                                        -------     --------
   Total.............................................   $ 1,731     $(12,098)
                                                        =======     ========

 Pro forma provision for income taxes (unaudited)

  As a result of the Stock Purchase Agreement, the Combined Companies will no longer be treated as an S Corporation for income tax purposes in the United States and in certain state jurisdictions.

  Accordingly, the combined statements of operations include a pro forma adjustment for income taxes which would have been recorded if the Combined Companies had not been an S Corporation based on tax laws in effect during these periods. The pro forma adjustment was computed separately for each entity and then combined, except for purposes of computing the utilization of foreign tax credits related to the worldwide bowling center operations, the domestic and worldwide bowling center operations were considered in the aggregate.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


  Pro forma tax benefit (provision) is as follows:

                                                        Four Months
                                                           Ended     Year Ended
                                                         April 30,  December 31,
                                                           1996         1995
                                                        ----------- ------------
                                                              (Unaudited)
   Current
    U.S. federal.......................................   $3,222      $(26,404)
    State and local....................................      329        (3,491)
    Foreign............................................    1,940       (11,961)
                                                          ------      --------
   Total current.......................................    5,491       (41,856)
                                                          ------      --------
   Deferred
    U.S. federal.......................................      (85)          317
    State and local....................................       73            27
    Foreign............................................     (414)          896
                                                          ------      --------
   Total deferred......................................     (426)        1,240
                                                          ------      --------
   Total provision (benefit)...........................   $5,065      $(40,616)
                                                          ======      ========

  Temporary differences and carryforwards which give rise to pro forma deferred tax assets and liabilities at April 30, 1996 and December 31, 1995 are as follows:

                                                          April 30, December 31,
                                                            1996        1995
                                                          --------- ------------
                                                               (Unaudited)
   Deferred tax assets
    Current assets.......................................  $ 3,851    $ 6,178
    Noncurrent assets....................................      192      7,124
                                                           -------    -------
   Total deferred tax assets.............................    4,043     13,302
                                                           -------    -------
   Deferred tax liabilities
    Noncurrent liabilities...............................   (6,170)    (2,707)
                                                           -------    -------
   Total deferred tax liabilities........................   (6,170)    (2,707)
                                                           -------    -------
   Net deferred tax (liabilities) assets.................  $(2,127)   $10,595
                                                           =======    =======

  Pro forma deferred income taxes relate primarily to timing differences between financial and income tax reporting for depreciation and certain accruals which are not currently deductible for income tax purposes.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


  A reconciliation of the Combined Companies' pro forma United States income tax benefit (provision) computed by applying the statutory United States federal income tax rate of 35% to the Combined Companies' income (loss) before income taxes is presented in the following table:

                                                     Four Months
                                                        Ended     Year Ended
                                                      April 30,  December 31,
                                                        1996         1995
                                                     ----------- ------------
                                                     (unaudited) (unaudited)
   Tax benefit (provision) at federal statutory
    rate............................................   $ 4,759     $(38,102)
   (Increase) decrease in rates resulting from:
    State and local taxes, net......................       402       (2,272)
    Foreign income taxes............................     1,526      (11,065)
    Foreign tax credits.............................    (1,526)      11,065
    Other business credits..........................        --           --
    Nondeductible items.............................       (91)        (171)
    Environmental tax...............................        --         (102)
    Other...........................................        (5)          31
                                                       -------     --------
                                                       $ 5,065     $(40,616)
                                                       =======     ========

Note 9. Commitments and Contingencies

 Leases

  The Combined Companies lease certain facilities and equipment under operating leases which expire at various dates through 2011. These leases generally contain renewal options and require the Combined Companies to pay taxes, insurance, maintenance and other expenses in addition to the minimum annual rentals. Certain leases require contingent payments based on usage of equipment above certain specified levels. Such contingent rentals amounted to $293 for the four months ended April 30, 1996 and $1,517 for the year ended December 31, 1995.

  Future minimum rental payments under the operating lease agreements are as follows:

   Period ending December 31,
   --------------------------
   1996 (eight months)................................................ $ 15,200
   1997...............................................................   14,900
   1998...............................................................   12,800
   1999...............................................................   10,900
   2000...............................................................    8,900
   Thereafter.........................................................   49,600
                                                                       --------
                                                                       $112,300
                                                                       ========

  Total rent expense under operating leases aggregated approximately $7,487 for the four months ended April 30, 1996 and $19,250 for the year ended December 31, 1995.

 Litigation and claims

  AMF Bowling's Pins and Lanes division was the defendant in an administrative proceeding related to a labor dispute. This claim was resolved in favor of the division during 1995 and the related reserve of approximately $1,100 was reversed.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


  AMF Bowling terminated its Korean distributorship agreement. The Korean distributor filed suit against the company in Korea seeking an injunction against AMF Bowling's Seoul Korea branch to prevent AMF Bowling from selling bowling and bowling related products in Korea. The Korean Court dismissed the suit on jurisdiction grounds subsequent to year-end. Such a decision is subject to an appeal.

  On January 10, 1996, the Korean distributor filed a second suit in the Supreme Court of the State of New York against AMF Bowling and AMF Bowling Centers. The suit alleges a number of complaints related to the conduct and termination of the Korean distributorship agreement and alleges that the defendants caused the Korean distributor's insolvency. The Korean distributor is seeking compensatory damages of at least $41,759 and punitive damages of at least $100,000 or ten times the amount of compensatory damages awarded, whichever is greater, under each of seven causes of action set forth in the suit.

  Management believes that the Korean distributorship agreement was properly terminated. Management intends to vigorously defend against this claim and believes the resolution of such claim will not have a significant effect on the Combined Companies' combined financial position or results of operations. Under terms of the sale agreement (Note 1), the current AMF shareholders have agreed to indemnify the buyers for any loss related to this litigation.

  On March 5, 1996, the defendant in an action entitled Northland Bowl and Sports Center, Inc. and Recreation Associates, II v. Golden Giant, Inc., d/b/a Golden Giant Building System, Court of Common Pleas, Centre County, Pa. (Index No. 96-75), asserted a third-party claim against AMF Bowling and other parties. Defendant, Golden Giant, a construction company, was previously named as defendant by a bowling center (not owned or operated by the Combined Companies) in connection with the collapse of the center's roof in early 1994. Golden Giant has now named AMF Bowling, charging it with negligence and breach of implied warranty for installing scoring monitors (four years before the roof collapsed) on a portion of the building that allegedly could not adequately support the additional weight of the equipment. The bowling center plaintiff claims total damages in amounts exceeding $3,500, and Golden Giant asserts that, if plaintiff is entitled to any recovery, it should be in whole or part against AMF Bowling.

  AMF Bowling is involved in two patent infringement suits. The plaintiff in the first case, a competitor of AMF Bowling's Century division, obtained a summary judgment on the issue of liability in December 1994. The court recently issued an order which will permit AMF to appeal. The plaintiff claims damages in the range of $3,000 to $9,000. A trial on damages will not occur unless and until the liability issue is resolved against AMF Bowling. Management intends to vigorously contest the claim and believes the resolution of such claim will not have a significant effect on the Combined Companies' combined financial position or results of operations.

  The second patent infringement suit relates to AMF Bowling's Pins and Lanes division. Management has settled this claim for $250 during the four months ended April 30, 1996.

  AMF Bowling Centers and AMF Bowling are defendants in a wrongful death suit related to an employee. The employee's estate is seeking compensatory damages up to $3,000 plus $3,000 in punitive damages. However, the plaintiff's counsel has verbally offered to settle the case for $350. Management expects to vigorously contest the claim and believes the resolution of such claim will not have a significant effect on the Combined Companies' combined financial position or results of operations.


  In addition, the Combined Companies are involved in certain other lawsuits and claims arising out of normal business operations. The majority of these relate to accidents at the Combined

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)

Companies' bowling centers. Management believes that the ultimate resolution of such matters will not materially affect the Combined Companies' results of operations or financial position.

  While the ultimate outcome of the litigation and claims against the Combined Companies cannot presently be determined, management believes the Combined Companies have made adequate provision for possible losses. At April 30, 1996 and December 31, 1995, the Combined Companies had recorded reserves aggregating approximately $2,900 and $2,800, respectively for litigation and claims.

Note 10. Employee Benefit Plans and Bonus

  The Combined Companies have a defined contribution 401(k) plan to which domestic employees may make voluntary contributions based on their compensation. Under the provisions of the plan, the Combined Companies can, at their option, match a discretionary percentage of employee contributions and make an additional contribution as determined by their Board of Directors. Contributions vest 100% after a five-year period. The amounts charged to expense under this plan were approximately $410 for the four months ended April 30, 1996 and $1,122 for the year ended December 31, 1995.

  One of the Combined Companies has a Stock Performance Plan (the "Plan") for certain key employees. Under the terms of the Plan, eligible employees earn Stock Performance Units as a result of the Company meeting certain operating performance conditions, as defined by the Plan, relating to (1) sales, (2) cash flow and (3) operating results. Benefits under the Plan vest over a five-year period and will be paid in installments over a ten-year period without interest (or less if specified by the Company's Board of Directors) upon the termination of an eligible employee. The Plan can be terminated or amended at any time by the Company's Board of Directors. The amount charged to expense under this plan was approximately $1,479 for the four months ended April 30, 1996 and $622 for the year ended December 31, 1995. The agreement contains a provision which would accelerate the payout of the benefits from ten years to five years upon a change-of-control event and would require that interest be paid on the unpaid balance. On April 30, 1996, the Combined Companies made payments of $3,085 related to these plans and the plans were terminated.

  Certain of the Combined Companies' foreign operations have employee benefit plans covering selected employees. These plans vary as to the funding, including local government, employee and employer funding. Each company has provided pension expense and made contributions to these plans in accordance with the requirements of the plans and local country practices. The amounts charged to expense under these plans aggregated $291 for the four months ended April 30, 1996 and $806 for the year ended December 31, 1995.

  On April 30, 1996, the Combined Companies paid bonuses and special payments to employees, former employees and former directors of $43,760 in recognition of their services.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


Note 11. Supplemental Disclosures to the Combined Statements of Cash Flows

                                                       Four Months
                                                          Ended     Year Ended
                                                        April 30,  December 31,
                                                          1996         1995
                                                       ----------- ------------
   Cash paid during the year for:
    Interest..........................................  $ 12,862     $ 5,909
    Income taxes......................................  $  5,359     $16,922
   Noncash capital contribution by the stockholders:
    Debt forgiveness..................................  $163,184     $    --

Note 12. Business Segments

  The Combined Companies operate in two major lines of business: operation of bowling centers and manufacturing of bowling and related products. Information concerning operations in these business segments for the four months ended April 30, 1996 and the year ended December 31, 1995 and identifiable assets at April 30, 1996 and December 31, 1995 are presented below:

                                                        Four Months
                                                           Ended     Year Ended
                                                         April 30,  December 31,
                                                           1996         1995
                                                        ----------- ------------
   Revenues from unaffiliated customers
    Bowling centers
     Domestic..........................................  $ 75,000     $192,400
     International.....................................    33,500       99,900
    Manufacturing......................................    56,400      272,600
                                                         --------     --------
                                                         $164,900     $564,900
                                                         ========     ========
   Intersegment sales
    Bowling centers
     Domestic..........................................  $     --     $     --
     International.....................................        --           --
    Manufacturing......................................     4,600       13,900
                                                         --------     --------
                                                         $  4,600     $ 13,900
                                                         ========     ========
   Operating (loss) income Intersegment sales
    Bowling centers
     Domestic..........................................  $  3,600     $ 26,500
     International.....................................    (2,500)      23,700
    Manufacturing......................................    (9,600)      75,700
                                                         --------     --------
    Eliminations.......................................      (500)      (1,500)
                                                         --------     --------
                                                         $ (9,000)    $124,400
                                                         ========     ========

                               AMF BOWLING GROUP

                  (in thousands of dollars, except share data)

                                                        Four Months
                                                           Ended     Year Ended
                                                         April 30,  December 31,
                                                           1996         1995
                                                        ----------- ------------
   Identifiable assets
    Bowling centers
     Domestic..........................................  $218,300     $224,500
     International.....................................    65,400       64,600
    Manufacturing......................................   101,500      119,800
    Eliminations.......................................   (10,000)      (8,500)
                                                         --------     --------
                                                         $375,200     $400,400
                                                         ========     ========
   Depreciation and amortization expense
    Bowling centers
     Domestic..........................................  $ 11,800     $ 29,100
     International.....................................     2,500        7,500
    Manufacturing......................................     1,200        3,600
    Eliminations.......................................      (400)      (1,000)
                                                         --------     --------
                                                         $ 15,100     $ 39,200
                                                         ========     ========
   Capital expenditures
    Bowling centers
     Domestic..........................................  $  5,100     $ 17,800
     International.....................................     2,300       10,200
    Manufacturing......................................       400        4,500
    Eliminations.......................................      (900)      (2,500)
                                                         --------     --------
                                                         $  6,900     $ 30,000
                                                         ========     ========

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


Note 13. Geographic Segments

  Information about the Combined Companies' operations in different geographic areas for the four months ended April 30, 1996 and the year ended December 31, 1995 and identifiable assets at April 30, 1996 and December 31, 1995 are presented below:

                                                        Four Months
                                                           Ended     Year Ended
                                                         April 30,  December 31,
                                                           1996         1995
                                                        ----------- ------------
   Net operating revenue:
    United States......................................  $103,800     $371,400
    Japan..............................................    13,700       50,300
    Hong Kong..........................................    14,000       40,800
    Korea..............................................     5,800        6,000
    Australia..........................................    14,700       47,100
    United Kingdom.....................................     7,300       26,100
    Mexico.............................................     2,100        7,800
    Sweden.............................................     1,200       10,000
    Canada.............................................       300          600
    Spain..............................................     1,000        2,700
    Other European countries...........................     5,200       16,000
    China..............................................       400           --
    Eliminations.......................................    (4,600)     (13,900)
                                                         --------     --------
                                                         $164,900     $564,900
                                                         ========     ========

  Net operating revenues for the United States manufacturing operation has been reduced by approximately $21,500 for the four months ended April 30, 1996 and $61,000 for the year ended December 31, 1995 to reflect the elimination of intercompany sales between the domestic manufacturing operation and the manufacturing foreign sales and service branches.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


                                                        Four Months
                                                           Ended     Year Ended
                                                         April 30,  December 31,
                                                           1996         1995
                                                        ----------- ------------
   Operating (loss) income:
    United States......................................   $(2,900)    $ 92,200
    Japan..............................................    (1,400)       8,800
    Hong Kong..........................................       800        6,200
    Korea..............................................      (300)      (1,200)
    Australia..........................................    (1,300)      13,300
    United Kingdom.....................................    (1,100)       2,400
    Mexico.............................................      (200)       1,500
    Sweden.............................................      (500)       1,500
    Canada.............................................        --           --
    Spain..............................................      (100)        (100)
    Other European countries...........................    (1,300)       1,300
    China..............................................      (200)          --
    Eliminations.......................................      (500)      (1,500)
                                                          -------     --------
                                                          $(9,000)    $124,400
                                                          =======     ========

  Operating (loss) income for the United States manufacturing operation has been reduced by approximately $1,300 for the four months ended April 30, 1996 and $900 for the year ended December 31, 1995 to reflect the elimination of intercompany gross profit between the domestic manufacturing operation and the manufacturing foreign sales and service branches.

                                                         April 30,  December 31,
                                                           1996         1995
                                                         ---------  ------------
   Identifiable assets:
    United States....................................... $290,400     $311,300
    Japan...............................................   17,200       22,100
    Hong Kong...........................................    7,700        8,500
    Korea...............................................    4,500        2,900
    Australia...........................................   34,800       31,600
    United Kingdom......................................   12,200       11,800
    Mexico..............................................    5,100        4,500
    Sweden..............................................    2,200        2,600
    Canada..............................................      900        1,200
    Spain...............................................      200        2,000
    Other European countries............................    7,700        8,400
    China...............................................    2,300        2,000
    Eliminations........................................  (10,000)      (8,500)
                                                         --------     --------
                                                         $375,200     $400,400
                                                         ========     ========

  Identifiable assets for the foreign sales and service branches have been reduced by approximately $5,700 at April 30, 1996 and $4,400 at December 31, 1995 to reflect the elimination of intercompany gross profit in inventory between the domestic manufacturing operations and the manufacturing foreign sales and service branches.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


Note 14. Business Combinations

  Fair Lanes, Inc. ("Fair Lanes") operated 106 bowling centers in the United States and Puerto Rico. On June 22, 1994, Fair Lanes and its parent Fair Lanes Entertainment, Inc. ("FLE"), each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code ("Chapter 11"). Fair Lanes' operating subsidiaries did not file for Chapter 11 protection. At the time of filing, liabilities subject to compromise consisted of Fair Lanes' $138,000 senior secured notes, which were publicly traded, and FLE's debt in the form of $48,000 variable rate and zero coupon notes (these notes were also publicly traded). The Bankruptcy Court approved the plan of reorganization effective September 29, 1994 whereby the holders of FLE's $48,000 of notes received approximately 6% of Fair Lanes' equity and the holders of Fair Lanes' $138,000 of notes received approximately 94% of Fair Lanes' equity and $90,350 of new 9.5% notes. The former Fair Lanes' equityholders' interests were eliminated as a result of the reorganization. Through September 29, 1994, AMF's shareholders had purchased old Fair Lanes' and FLE's notes which resulted in the AMF shareholders obtaining approximately 56% of the voting shares of Fair Lanes. One other shareholder held approximately 35% of the new stock and the remaining 9% was held by other shareholders. The AMF shareholders were able to acquire the shares held by the 35% shareholder on January 7, 1996 and an additional 2% of the shares from other shareholders in open market purchases. On February 7, 1996, the AMF shareholders affected a cash merger and bought out the remaining shareholders.

  The Fair Lanes' acquisition was accounted for as a purchase. As a result of the relatively short acquisition period and the fact that the minority shareholders' interest was not affected for losses during the acquisition period, the combined financial statements include the results of operations for period subsequent to September 29, 1994.

  The assets acquired and liabilities assumed were recorded at their estimated fair value as follows:

   Current assets................................................... $   3,059
   Property and equipment...........................................   141,785
   Other assets.....................................................    12,643
   Current liabilities..............................................   (22,672)
   Long-term liabilities............................................  (116,174)
                                                                     ---------
   Purchase price................................................... $  18,641
                                                                     =========

                               AMF BOWLING GROUP

                  (in thousands of dollars, except share data)


Note 15. Stockholders' Equity

                                                           April 30, 1996
                          ----------------------------------------------------------------------------------
                                                                               Equity
                                                                             Adjustment
                                                                            from Foreign           Total
                                      Issued and  Common Paid in  Retained    Currency         Stockholders'
                          Authorized Outstanding  Stock  Capital  Earnings  Translation  Other    Equity
                          ---------- ------------ ------ -------- --------  ------------ ----- -------------
AMF Bowling, Inc........    10,000       950.6689  $  1  $ 51,778 $15,639     $   593    $ --    $ 68,011
AMF Bowling Centers,
 Inc....................    15,000     9,485.1000     9   183,780   8,825          --      --     192,614
AMF Beverage Company of
 Oregon, Inc............    10,000        94.8510    --        --      --          --      --          --
King Louie Lenexa,
 Inc....................    30,000        94.8510    --        --      --          --      --          --
AMF Catering Services
 Pty Ltd................   100,000   100,000.0000    82        --      --          --      --          82
AMF Bowling Centers
 (Aust) International,
 Inc....................    10,000       948.5100     1       492  24,327       1,645      --      26,465
AMF Bowling Centers
 (Canada) International,
 Inc....................    10,000       948.5100     1     2,109  (1,238)         85      --         957
AMF BCO--France One,
 Inc....................    10,000     1,000.0000     1       220     533         (93)     --         661
AMF BCO--France Two,
 Inc....................    10,000     1,000.0000     1       595   1,440        (250)     --       1,786
AMF Bowling Centers
 (Hong Kong)
 International, Inc.....    10,000       948.5100     1       532   2,175          --      --       2,708
AMF Bowling Centers
 International, Inc.--
 Japan..................    10,000     9,485.1000    10     1,210   4,446         505      --       6,171
AMF Bowling Mexico
 Holding, Inc...........     1,000        75.6972   322     1,856   2,563      (3,056)     --       1,685
Boliches AMF Inc........    10,000       100.0000     1       493     682        (814)     --         362
AMF Bowling Centers II
 Inc.-- Switzerland.....                             --        --     205         171      --         376
AMF BCO--U.K. One,
 Inc....................    10,000       100.0000     1     1,597    (350)        (86)     --       1,162
AMF BCO--U.K. Two,
 Inc....................    10,000       100.0000     1     4,357    (956)       (235)     --       3,167
AMF BCO--China, Inc.....    10,000     1,000.0000     1       577    (159)         (4)     --         415
AMF Bowling Centers
 China, Inc.............    10,000     1,000.0000     1     2,174    (600)        (13)     --       1,562
Bush River Corporation..   100,000    18,895.1919    20        --      --          --      --          20
Eliminations............        --             --    --        --  (5,230)         --      --      (5,230)
                                                   ----  -------- -------     -------    ----    --------
Totals..................                           $454  $251,770 $52,302     $(1,552)   $ --    $302,974
                                                   ====  ======== =======     =======    ====    ========

                               AMF BOWLING GROUP

                  (in thousands of dollars, except share data)


                                                            December 31, 1995
                          --------------------------------------------------------------------------------------
                                                                                         Notes
                                                                                       Receivable      Total
                                     Issued and  Common Paid In Retained   Deferred      Stock     Stockholders'
                          Authorized Outstanding Stock  Capital Earnings  Translation Subscription    Equity
                          ---------- ----------- ------ ------- --------  ----------- ------------ -------------
AMF Bowling, Inc........    10,000      950.6689 $    1 $28,213 $ 54,463    $   593     $    --      $ 83,270
AMF Bowling Centers,
 Inc....................    15,000    9,485.1000      9  29,122   13,436         --        (726)       41,841
AMF Beverage Company of
 Oregon, Inc............    10,000       94.8510     --      --      382         --          --           382
King Louie Lenexa,
 Inc....................    30,000       94.8510     --      --      859         --          --           859
AMF Bowling Centers
 (Aust) International,
 Inc. ..................    10,000      948.5100      1     492   25,251        (74)       (503)       25,167
AMF Bowling Centers
 (Canada) International,
 Inc....................    10,000      948.5100      1   2,109   (1,286)        85          --           909
AMF BCO--France One,
 Inc....................    10,000    1,000.0000      1      31      681        (44)         --           669
AMF BCO--France Two,
 Inc....................    10,000    1,000.0000      1      83    1,842       (119)         --         1,807
AMF Bowling Centers
 (Hong Kong)
 International, Inc.....    10,000      948.5100      1      57    2,420         --         (62)        2,416
AMF Bowling Centers
 International, Inc.--
 Japan..................    10,000    9,485.1000     10     156    4,285        611        (170)        4,892
AMF Bowling Mexico
 Holding, Inc...........     1,000       75.6972  1,507     226    2,753     (3,258)         --         1,228
Boliches AMF Inc........    10,000      100.0000      1      60      814       (815)         --            60
AMF Bowling Centers II
 Inc.-- Switzerland.....     1,000      100.0000      1      --      617         61          --           679
AMF BCO--U.K. One,
 Inc....................    10,000      100.0000      1     129     (186)      (113)         --          (169)
AMF BCO--U.K. Two,
 Inc....................    10,000      100.0000      1     352     (509)      (310)         --          (466)
AMF BCO--China, Inc.....    10,000    1,000.0000      1     577      (97)        (4)         --           477
AMF Bowling Centers
 China, Inc.............    10,000    1,000.0000      1   2,174     (367)       (13)         --         1,795
Bush River Corporation..   100,000   18,895.1919     --      --      230         --          --           230
Eliminations............        --            --     --      --   (4,508)        --          --        (4,508)
                                                 ------ ------- --------    -------     -------      --------
Totals..................                         $1,538 $63,781 $101,080    $(3,400)    $(1,461)     $161,538
                                                 ====== ======= ========    =======     =======      ========

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


NOTE 16. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  On February 16, 1996, the stockholders of the Combined Companies executed a Stock Purchase Agreement, subject to certain closing conditions, to sell the stock and certain assets of the individual companies to AMF Group Holdings, Inc., through its subsidiaries. On May 1, 1996, the sale transaction was completed.

  In conjunction with the acquisition of the Combined Companies, AMF Bowling Worldwide, Inc. (formerly AMF Group Inc.), a subsidiary of AMF Group Holdings, Inc., issued Senior Subordinated Notes and Senior Subordinated Discount Notes on March 21, 1996. On May 1, 1996, AMF Bowling Worldwide, Inc. executed a bank credit agreement and certain additional subsidiaries of AMF Bowling Worldwide, Inc. became guarantors of the Senior Subordinated Notes and the Senior Subordinated Discount Notes. These financing arrangements provide for guarantees by the following companies which became indirect subsidiaries of AMF Bowling Worldwide, Inc., which is the borrower and issuer of the notes evidencing such indebtedness. Guarantor companies include the following:

  . AMF Bowling Centers, Inc.

  . Bush River Corporation

  . King Louie Lenexa, Inc.

  . AMF Beverage Company of Oregon, Inc.

  . AMF Bowling, Inc.

  . AMF Bowling Centers (Aust) International Inc.

  . AMF Bowling Centers (Canada) International Inc.

  . AMF BCO--France One, Inc.

  . AMF BCO--France Two, Inc.

  . AMF Bowling Centers (Hong Kong) International Inc.

  . AMF Bowling Centers International Inc.--Japan

  . AMF Bowling Mexico Holding, Inc.

  . Boliches AMF, Inc.

  . AMF BCO--U.K. One, Inc.

  . AMF BCO--U.K. Two, Inc.

  . AMF BCO--China, Inc.

  . AMF Bowling Centers China, Inc.

  Included with the guarantor companies at April 30, 1996 are AMF Bowling Centers Switzerland Inc. and AMF Bowling Centers Spain Inc., newly formed subsidiaries of AMF Bowling Worldwide, Inc., which, respectively, purchased assets of one bowling center and two bowling centers from AMF Bowling Centers II, Inc. (Switzerland) and AMF Bowling S.A., former Subsidiary of AMF Bowling Mexico Holdings, Inc.

  Included with the guarantor companies at December 31, 1995 is AMF Bowling Centers II, Inc. (Switzerland) which sold assets of one bowling center, as discussed above, to a newly formed subsidiary of AMF Bowling Worldwide, Inc., which became a guarantor.

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


  Non-guarantor companies at April 30, 1996 include the following foreign subsidiaries of certain guarantor companies:

  . AMF Bowling (Unlimited)

  . Worthington North Properties Limited

  . AMF Bowling France SNC

  . AMF Bowling de Paris SNC

  . AMF Bowling de Lyon La Part Dieu SNC

  . Boliches y Compania

  . Operadora Mexicana de Boliches, S.A.

  . Promotora de Boliches, S.A. de C.V.

  . Immeubles Obispado, S.A.

  . Immeubles Minerva, S.A.

  . Boliches Mexicano, S.A.

  . AMF Bowling Centers (China) Company

  . AMF Garden Hotel Bowling Center Company

  Included in the non-guarantor companies at December 31, 1995 is AMF Bowling S.A. which sold assets of two bowling centers in Spain to a newly formed subsidiary of AMF Bowling Worldwide, Inc., which became a guarantor company.

  The following condensed combining information presents:

  . Condensed combining balance sheets as of April 30, 1996 and December 31,
    1995 and the related condensed combining statements of operations and of cash flows for the four months ended April 30, 1996 and the year ended December 31, 1995.

  . Elimination entries necessary to combine the entities comprising the Combined Companies.

                               AMF BOWLING GROUP

                  (in thousands of dollars, except share data)


                       CONDENSED COMBINING BALANCE SHEETS

                        Four Months Ended April 30, 1996

                                                  Non-
                                     Guarantor  Guarantor              Combined
                                     Companies  Companies Eliminations Companies
                                     ---------  --------- ------------ ---------
                                    ASSETS
Current assets:
 Cash and cash equivalents.......... $ 18,628    $ 3,285    $     --   $ 21,913
 Accounts and notes receivable, net
  of allowance for doubtful
  accounts..........................   32,316      1,571          --     33,887
 Accounts and notesreceivable--
  affiliates........................    2,463        380      (2,677)       166
 Inventories........................   41,831      1,465          --     43,296
 Prepaid expenses and other.........    4,856      1,257          --      6,113
                                     --------    -------    --------   --------
    Total current assets............  100,094      7,958      (2,677)   105,375
Property and equipment, net.........  241,968     10,518        (942)   251,544
Investment in subsidiaries..........   10,643         --     (10,643)        --
Other assets........................   17,399        931          --     18,330
                                     --------    -------    --------   --------
    Total assets.................... $370,104    $19,407    $(14,262)  $375,249
                                     ========    =======    ========   ========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable................... $ 21,760    $ 1,910    $     --   $ 23,670
 Book overdrafts....................    5,724         --          --      5,724
 Accrued expenses and deposits......   32,185      2,731          --     34,916
 Accounts and notes payable--
  affiliates........................       14      2,663      (2,677)        --
 Long-term debt, current portion....       10         --          --         10
 Income taxes payable...............    1,078        679          --      1,757
                                     --------    -------    --------   --------
    Total current liabilities.......   60,771      7,983      (2,677)    66,077
Long-term debt......................    1,958         --          --      1,958
Other liabilities...................    2,811         --          --      2,811
Deferred income taxes...............      648        781          --      1,429
                                     --------    -------    --------   --------
    Total liabilities...............   66,188      8,764      (2,677)    72,275
                                     --------    -------    --------   --------
Commitments and contingencies
Stockholders' equity:
 Common stock.......................      454      3,940      (3,940)       454
 Paid-in capital....................  251,770      5,003      (5,003)   251,770
 Retained earnings..................   53,244      6,247      (7,189)    52,302
 Equity adjustment from foreign
  currency translation..............   (1,552)    (4,547)      4,547     (1,552)
                                     --------    -------    --------   --------
    Total stockholders' equity......  303,916     10,643     (11,585)   302,974
                                     --------    -------    --------   --------
    Total liabilities and
     stockholders' equity........... $370,104    $19,407    $(14,262)  $375,249
                                     ========    =======    ========   ========

                               AMF BOWLING GROUP

                  (in thousands of dollars, except share data)

                       CONDENSED COMBINING BALANCE SHEETS

                          Year Ended December 31, 1995

                                                  Non-
                                     Guarantor  Guarantor              Combined
                                     Companies  Companies Eliminations Companies
                                     ---------  --------- ------------ ---------
                                    ASSETS
Current assets:
 Cash and cash equivalents.......... $  8,843    $   889    $     --   $  9,732
 Accounts and notes receivable, net
  of allowance for doubtful
  accounts..........................   37,499      1,527          --     39,026
 Accounts and notes receivable--
  affiliates........................    4,477      7,465      (7,963)     3,979
 Inventories........................   38,042      1,779          --     39,821
 Prepaid expenses and other.........    3,944      1,238          --      5,182
                                     --------    -------    --------   --------
    Total current assets............   92,805     12,898      (7,963)    97,740
Notes receivable--affiliates........   22,941         --          --     22,941
Property and equipment, net.........  250,637     10,582      (1,495)   259,724
Other assets........................   29,869        822     (10,718)    19,973
                                     --------    -------    --------   --------
    Total assets.................... $396,252    $24,302    $(20,176)  $400,378
                                     ========    =======    ========   ========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable................... $ 22,313    $ 1,403    $    (75)  $ 23,641
 Book overdrafts....................    2,362         --          --      2,362
 Accrued expenses and deposits......   28,203      2,125          --     30,328
 Accounts and notes payable--
  affiliates........................    1,821      7,033      (6,865)     1,989
 Long-term debt, current portion....    1,084         --          --      1,084
 Income taxes payable...............    5,930      1,199          --      7,129
                                     --------    -------    --------   --------
    Total current liabilities.......   61,713     11,760      (6,940)    66,533
Long-term debt......................   19,550         --          --     19,550
Notes payable--affiliates...........  146,639      1,076        (988)   146,727
Other liabilities...................    5,282        748          --      6,030
                                     --------    -------    --------   --------
    Total liabilities...............  233,184     13,584      (7,928)   238,840
                                     --------    -------    --------   --------
Commitments and contingencies (Note
 9)
Stockholders' equity:
 Common stock.......................    1,538      3,941      (3,941)     1,538
 Paid-in capital....................   63,781      4,153      (4,153)    63,781
 Retained earnings..................  102,610      7,300      (8,830)   101,080
 Equity adjustment from foreign
  currency translation..............   (3,400)    (4,676)      4,676     (3,400)
 Notes receivable stock
  subscription......................   (1,461)        --          --     (1,461)
                                     --------    -------    --------   --------
    Total stockholders' equity......  163,068     10,718     (12,248)   161,538
                                     --------    -------    --------   --------
    Total liabilities and
     stockholders' equity........... $396,252    $24,302    $(20,176)  $400,378
                                     ========    =======    ========   ========

                               AMF BOWLING GROUP

                  (in thousands of dollars, except share data)


                  CONDENSED COMBINING STATEMENTS OF OPERATIONS
                           Four Months April 30, 1996

                                                  Non-
                                     Guarantor  Guarantor              Combined
                                     Companies  Companies Eliminations Companies
                                     ---------  --------- ------------ ---------
Operating revenue:
 Sales of products and services..... $154,500    $10,731     $(860)    $164,371
 Revenue from operating lease
  activities........................      323        250        --          573
                                     --------    -------     -----     --------
    Total operating revenues........  154,823     10,981      (860)     164,944
                                     --------    -------     -----     --------
Operating expenses:
 Cost of goods sold, excluding
  depreciation of $791..............   42,242      1,445      (569)      43,118
 Bowling center operations..........   71,289      8,985      (118)      80,156
 Selling, general and
  administrative....................   34,875        682        --       35,557
 Depreciation and amortization......   14,380        802       (85)      15,097
                                     --------    -------     -----     --------
    Total operating expenses........  162,786     11,914      (772)     173,928
                                     --------    -------     -----     --------
 Operating loss.....................   (7,963)      (933)      (88)      (8,984)
Nonoperating income (expenses):
 Interest expense...................   (4,501)        (3)       --       (4,504)
 Other expenses, net................     (634)       (58)       --         (692)
 Interest income....................      574         37        --          611
 Equity in earnings of
  subsidiaries......................     (707)        --       707           --
 Foreign currency transaction gain
  (loss)............................     (179)       150        --          (29)
                                     --------    -------     -----     --------
 Loss before income taxes...........  (13,410)      (807)      619      (13,598)
 Income tax benefit.................    1,631        100        --        1,731
                                     --------    -------     -----     --------
    Net loss........................ $(11,779)   $  (707)    $ 619     $(11,867)
                                     ========    =======     =====     ========

                               AMF BOWLING GROUP

                  (in thousands of dollars, except share data)


                  CONDENSED COMBINING STATEMENTS OF OPERATIONS
                          Year Ended December 31, 1995

                                                  Non-
                                     Guarantor  Guarantor              Combined
                                     Companies  Companies Eliminations Companies
                                     ---------  --------- ------------ ---------
Operating revenues:
 Sales of products and services..... $532,349    $34,197    $(2,548)   $563,998
 Revenue from operating lease
  activities........................      926         --         --         926
                                     --------    -------    -------    --------
    Total operating revenues........  533,275     34,197     (2,548)    564,924
                                     --------    -------    -------    --------
Operating expenses:
 Cost of sales, excluding
  depreciation of $2,531............  180,980      4,730     (1,581)    184,129
 Bowling center operations..........  149,535     16,930         --     166,465
 Selling, general and
  administrative....................   47,218      4,046       (486)     50,778
 Depreciation and amortization......   36,723      2,650       (234)     39,139
                                     --------    -------    -------    --------
    Total operating expenses........  414,456     28,356     (2,301)    440,511
                                     --------    -------    -------    --------
    Operating income................  118,819      5,841       (247)    124,413
Nonoperating income (expenses):
 Interest expense...................  (15,569)      (142)        --     (15,711)
 Other expenses, net................     (600)      (443)        --      (1,043)
 Interest income....................    1,837        347         --       2,184
 Equity in earnings of
  subsidiaries......................    3,444         --     (3,444)         --
 Foreign currency transaction loss..     (465)      (514)        --        (979)
                                     --------    -------    -------    --------
Income before income taxes..........  107,466      5,089     (3,691)    108,864
Income tax expense..................   10,453      1,645         --      12,098
                                     --------    -------    -------    --------
    Net income...................... $ 97,013    $ 3,444    $(3,691)   $ 96,766
                                     ========    =======    =======    ========

                               AMF BOWLING GROUP

                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)


                  CONDENSED COMBINING STATEMENTS OF CASH FLOWS

                        FOUR MONTHS ENDED APRIL 30, 1996

                                               NON-
                                  GUARANTOR  GUARANTOR              COMBINED
                                  COMPANIES  COMPANIES ELIMINATIONS COMPANIES
                                  ---------  --------- ------------ ---------
Cash flows from operating
 activities:
 Net loss.......................  $(11,072)   $ (707)     $  (88)   $(11,867)
 Adjustments to reconcile net
  loss to net cash provided by
  operating activities:
  Depreciation and
   amortization.................    14,380       802         (85)     15,097
  Deferred income taxes.........       435       (21)         --         414
  Equity in earnings of
   subsidiaries.................      (707)       --         707          --
  Change in assets and
   liabilities:
   Accounts and notes
    receivable, net.............     4,821       (37)         --       4,784
   Receivables and payables--
    affiliates..................       593       942          --       1,535
   Inventories..................    (3,655)       24          --      (3,631)
   Other assets and
    liabilities.................    (3,476)      (34)        837      (2,673)
   Accounts payable and accrued
    expenses....................     7,634     1,079          --       8,713
   Income taxes payable.........    (5,442)     (303)         --      (5,745)
                                  --------    ------      ------    --------
    Net cash provided by
     operating activities.......     3,511     1,745       1,371       6,627
                                  --------    ------      ------    --------
Cash flows from investing
 activities:
 Purchase of property and
  equipment.....................    (6,046)   (1,001)        173      (6,874)
 Other..........................     2,989        --          --       2,989
                                  --------    ------      ------    --------
    Net cash used for investing
     activities.................    (3,057)   (1,001)        173      (3,885)
                                  --------    ------      ------    --------
Cash flows from financing
 activities:
 Distributions to stockholders..   (36,721)     (622)        622     (36,721)
 Payment of long-term debt......    (3,812)       --          --      (3,812)
 Proceeds from notes payable--
  stockholders, net.............     1,236        --          --       1,236
 Capital contributions by
  stockholders..................    24,805     2,252      (2,252)     24,805
 Collection of notes
  receivable--affiliates........    19,408        --          --      19,408
 Other..........................     3,902        --          86       3,988
                                  --------    ------      ------    --------
    Net cash provided by
     financing activities.......     8,818     1,630      (1,544)      8,904
                                  --------    ------      ------    --------
    Effect of exchange rates on
     cash and cash equivalents
     ...........................       330       205          --         535
                                  --------    ------      ------    --------
Net increase in cash and cash
 equivalents....................     9,602     2,579          --      12,181
Cash and cash equivalents at
 beginning of period............     9,026       706          --       9,732
                                  --------    ------      ------    --------
Cash and cash equivalents at end
 of period......................  $ 18,628    $3,285      $   --    $ 21,913
                                  ========    ======      ======    ========   ===

                               AMF BOWLING GROUP

                  (in thousands of dollars, except share data)


                  CONDENSED COMBINING STATEMENTS OF CASH FLOWS

                          Year Ended December 31, 1995

                                                  Non-
                                     Guarantor  Guarantor              Combined
                                     Companies  Companies Eliminations Companies
                                     ---------  --------- ------------ ---------
Cash flows from operating
 activities:
 Net income......................... $ 97,013    $ 3,444    $(3,691)   $ 96,766
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Equity in earnings of
   subsidiaries.....................   (3,444)        --      3,444          --
  Dividends from non-guarantor
   companies........................    3,133         --     (3,133)         --
  Depreciation and amortization.....   36,661      2,682       (204)     39,139
 Deferred income taxes..............      215     (1,045)        --        (830)
 Loss on sale of property and
  equipment, net....................      567         --         --         567
  Change in assets and liabilities,
   net of effects from companies
   acquired:
   Accounts and notes receivable,
    net.............................   11,864     (1,234)        --      10,630
   Receivables and payables--affili-
    ates............................    7,262     (1,115)        --       6,147
   Inventories......................   (5,596)      (400)        --      (5,996)
   Other assets and liabilities.....   (2,484)      (369)     2,752        (101)
   Accounts payable and accrued
    expenses........................  (19,187)       446         --     (18,741)
   Income taxes payable.............   (2,039)      (791)        --      (2,830)
                                     --------    -------    -------    --------
    Net cash provided by operating
     activities.....................  123,965      1,618       (832)    124,751
                                     --------    -------    -------    --------
Cash flows from investing
 activities:
 Purchase of property and
  equipment.........................  (26,411)    (4,005)       451     (29,965)
 Proceeds from sales of property and
  equipment.........................      494        916         --       1,410
 Other..............................      229         --         --         229
                                     --------    -------    -------    --------
    Net cash used for investing
     activities.....................  (25,688)    (3,089)       451     (28,326)
                                     --------    -------    -------    --------
Cash flows from financing
 activities:
 Dividends to guarantor companies...       --     (3,133)     3,133          --
 Payments on credit note agreements,
  net...............................  (11,057)        --         --     (11,057)
 Distributions to stockholders......  (71,851)        --         --     (71,851)
 Payment of long-term debt..........  (10,605)       320         --     (10,285)
 Payment for redemption of stock--..   (3,960)        --         --      (3,960)
  stockholders, net.................   (4,882)     1,089         --      (3,793)
 Capital contributions by
  stockholders......................    8,329         --         --       8,329
 Capital contributions from
  guarantor.........................       --      2,752     (2,752)         --
 Other..............................   (2,056)        --         --      (2,056)
                                     --------    -------    -------    --------
    Net cash (used for) provided by
     financing activities...........  (96,082)     1,028        381     (94,673)
    Effect of exchange rates on cash
     and cash equivalents...........       (5)      (189)        --        (194)
                                     --------    -------    -------    --------
Net increase (decrease) in cash and
 cash equivalents...................    2,190       (632)        --       1,558
Cash and cash equivalents at
 beginning of year..................    6,653      1,521         --       8,174
                                     --------    -------    -------    --------
Cash and cash equivalents at end of
 year............................... $  8,843    $   889    $    --    $  9,732
                                     ========    =======    =======    ========

                               AMF BOWLING GROUP

                 (in thousands of dollars, except share data)


Note 17. Subsequent Event (unaudited)

  On October 10, 1996, AMF Bowling Centers, Inc., completed the acquisition of 50 bowling centers and certain related assets and liabilities from Charan Industries, Inc. pursuant to an Asset Purchase Agreement, dated as of September 10, 1996.

  The purchase was approximately $106,500, including certain adjustments and transaction costs. It was funded with approximately $40,000 from the sale of equity by AMF Group Holdings Inc., a wholly-owned subsidiary of AMF Holdings Inc., to its institutional stockholders and one of its directors and with $66,500 from available borrowing under the Company's Acquisition Facility.

  The April 30, 1996 combined financial statements do not reflect any adjustments or cost associated with the acquisition.

                      AMF BOWLING, INC. AND SUBSIDIARIES

                      Selected Quarterly Data (unaudited)
                 (dollars in millions, except per share data)

                                                        AMF Bowling, Inc.
                                                  ------------------------------
               1998 Quarter Ended                 March 31 June 30  September 30
               ------------------                 -------- -------  ------------
Net sales........................................  $187.6  $162.2      $172.5
Operating income (loss)..........................    26.3   (12.6)      (13.1)
Net loss.........................................    (0.6)  (35.8)      (35.6)
Net loss per share(a)............................  $(0.01) $(0.61)     $(0.60)

                                                AMF Bowling, Inc.
                                    ------------------------------------------
        1997 Quarters Ended         March 31 June 30  September 30 December 31
        -------------------         -------- -------  ------------ -----------
Net sales..........................  $157.6  $160.5      $187.5      $208.1
Operating income...................    29.7    12.7        17.5        23.0
Net income (loss) before
 extraordinary items...............     0.1   (12.3)      (10.2)       (9.8)
Extraordinary items, net of
 tax(b)............................      --      --          --       (23.4)
Net income (loss)..................     0.1   (12.3)      (10.2)      (33.2)
Net income (loss) per share before
 extraordinary items(a)............  $ 0.00  $(0.29)     $(0.24)     $(0.18)
Per share effect of extraordinary
 items(a)(b).......................      --      --          --       (0.44)
                                     ------  ------      ------      ------
Net income (loss) per share(a).....  $ 0.00  $(0.29)     $(0.24)     $(0.62)
                                     ======  ======      ======      ======

                         Predecessor Company                AMF Bowling, Inc.
                         --------------------   -------------------------------------------
                                       One        Two    Pro Forma
                                      Month     Months    Quarter
  1996 Quarters Ended    March 31   April 30    June 30   June 30  September 30 December 31
  -------------------    ---------  ---------   -------  --------- ------------ -----------
Net sales...............  $   123.3  $    41.6  $ 73.4    $114.8      $131.8      $179.6
Operating income
 (loss).................       27.9      (36.9)    4.0       5.3        14.3        27.8
Net income (loss).......       21.6      (33.4)  (11.9)    (13.6)       (5.3)       (2.1)
Net income (loss) per
 share(a)...............        N/A        N/A   (0.31)    (0.36)      (0.14)      (0.05)

--------
(a) Basic and diluted. Outstanding stock options and warrants are not considered as their effect is antidilutive.
(b) Costs incurred in connection with the use of proceeds of the Initial Public Offering. See "Note 9. Long-Term Debt" and "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
BCA & Affiliates

  We have audited the accompanying balance sheet of BCA & Affiliates as of August 31, 1996, and the related statement of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCA & Affiliates as of August 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Todres & Sheiffer

Westbury, New York
December 4, 1996

                                BCA & AFFILIATES

                                 BALANCE SHEET
                                August 31, 1996

                              ASSETS
Current assets:
 Cash and cash equivalents......................................... $   598,000
 Accounts receivable...............................................     203,000
 Inventories.......................................................     642,000
 Prepaid expenses..................................................     509,000
                                                                    -----------
    Total current assets...........................................   1,952,000
Property, plant and equipment--net (Notes 1 and 2).................  42,892,000
Other assets (Note 8)..............................................     613,000
                                                                    -----------
                                                                    $45,457,000
                                                                    ===========
         LIABILITIES AND EXCESS OF ASSETS OVER LIABILITIES
Liabilities:
 Current liabilities:
  Accounts payable and accrued expenses............................ $ 2,156,000
  Current portion of long-term debt (Note 3).......................  17,901,000
  Bank line of credit (Note 4).....................................   4,677,000
  Capital lease obligation (Note 5)................................     811,000
                                                                    -----------
    Total current liabilities......................................  25,545,000
Long-term liabilities:
 Long-term debt (Note 3)...........................................          --
                                                                    -----------
    Total liabilities..............................................  25,545,000
 Contingencies (Note 6)............................................          --
 Excess of assets over liabilities.................................  19,912,000
                                                                    -----------
                                                                    $45,457,000
                                                                    ===========


                       See notes to financial statements

                                BCA & AFFILIATES

                              STATEMENT OF INCOME
                           Year ended August 31, 1996

Revenues:
 Bowling........................................................... $63,818,000
 Other.............................................................     178,000
                                                                    -----------
    Total revenues.................................................  63,996,000
 Cost of sales.....................................................   7,219,000
                                                                    -----------
    Gross profit...................................................  56,777,000
                                                                    -----------
Operating expenses:
 Payroll and related costs.........................................  17,522,000
 Parts and supplies................................................   4,270,000
 Repairs and maintenance...........................................   1,301,000
 Occupancy costs...................................................   7,239,000
 Promotional and marketing.........................................   4,531,000
 Insurance and other costs.........................................   3,215,000
 General and administrative--home office...........................   6,146,000
 Interest..........................................................   2,003,000
                                                                    -----------
    Total operating expenses.......................................  46,227,000
                                                                    -----------
Income before depreciation expense.................................  10,550,000
Depreciation expense...............................................   7,093,000
                                                                    -----------
    Net income..................................................... $ 3,457,000
                                                                    ===========


                       See notes to financial statements

                                BCA & AFFILIATES

                            STATEMENT OF CASH FLOWS
                           Year ended August 31, 1996

Cash Flows from Operating Activities:
 Net income....................................................... $ 3,457,000
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization...................................   7,093,000
  (Increase) decrease in:
   Accounts receivable............................................      75,000
   Inventories....................................................     (19,000)
   Prepaid expenses...............................................     (51,000)
   Other..........................................................      55,000
  Increase (decrease) in:
   Accounts payable and accrued expenses..........................    (554,000)
                                                                   -----------
 Net cash from operating activities...............................  10,056,000
                                                                   -----------
Cash Flows for Investing Activities:
 Additions to property, plant and equipment, net..................  (4,997,000)
                                                                   -----------
Net cash used for investing activities............................  (4,997,000)
                                                                   -----------
Cash flows for financing activities:
 Principal payments on long-term debt.............................  (1,661,000)
 Transfers to home office.........................................  (3,075,000)
                                                                   -----------
 Net cash used for financing activities...........................  (4,736,000)
                                                                   -----------
Net increase in cash and cash equivalents.........................     323,000
Cash and cash equivalents at beginning of year....................     275,000
                                                                   -----------
Cash and cash equivalents at end of year.......................... $   598,000
                                                                   ===========
Supplemental Schedule of Cash Flow Information:
 Cash paid during the year for:
  Interest........................................................ $ 2,003,000
                                                                   ===========
  Income taxes.................................................... $   183,000
                                                                   ===========


                       See notes to financial statements

                               BCA & AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS
                                August 31, 1996

Description of the Business

 Organization

  The financial statements of BCA and Affiliates (the "Company") consists of the operations of 50 bowling centers, one golf course, and certain related recreational activities. BCA is a division of Charan Industries, Inc. The affiliates of BCA include two partnerships which are owned primarily by the principal shareholders of Charan Industries, Inc.

Note 1--Summary of Significant Accounting Policies

 Cash and Cash Equivalents

  The Company considers cash in the operating bank accounts, overnight investments, and money market accounts to be cash and cash equivalents.

 Inventories

  Inventories consists of food, liquor, and various bowling equipment at the lower of cost (first-in, first-out method) or market.

 Property, Plant and Equipment

  Depreciation for financial reporting is computed using the straight-line method over the estimated useful life of the asset beginning in the year of acquisition. Accelerated methods are used for income tax reporting. When assets are disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income for the period. The installment sales method for reporting gains is used where applicable.

 Leases

  Leases which meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the beginning of the lease term. Such assets are amortized evenly over the related lease terms or their economic lives. Interest expense relating to the lease liabilities is recorded to effect constant rates of interest over the terms of the leases. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to expense as incurred.

 Income Taxes

  On September 1, 1988 the Charan Industries, Inc. elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. Under those provisions, Charan Industries, Inc. is not subject to federal corporate income taxes, other than on certain types of transactions. The stockholders are liable for individual federal and state income taxes on their proportionate shares of Charan's income. Accordingly, there is no provision for income taxes for BCA & Affiliates.

 Allocation of General and Administrative Expenses

  General and administrative expenses of Charan Industries, Inc. (consisting primarily of home office payroll costs, rent, professional fees, and general insurance) are allocated to the company on the basis of revenues, which approximate 90% of the total amount, unless the expenses are specifically related to either bowling or non-bowling activities. Interest expense for the term loan is

                               BCA & AFFILIATES
allocated to the Company on the basis of the proportional values of the collateralized assets between non-bowling and bowling assets. All other interest expense is specific to the bowling operation.

 Excess of Assets Over Liabilities

  The excess of assets over liabilities represents the net asset value of BCA and Affiliates. Charan Industries, Inc. and two partnerships primarily owned by the shareholders of Charan Industries, Inc., own the equity interests in BCA and affiliates.

Note 2--Property, Plant and Equipment

  The estimated useful lives of the various classes of fixed assets are as follows:

   Buildings and building improvements...........................   31.5 years
   Bowling lanes and equipment...................................      7 years
   Pinspotter equipment..........................................      7 years
   Restaurant and bar equipment..................................      7 years
   Furniture, fixtures and other equipment.......................    3-7 years
   Leasehold improvements........................................   31.5 years

  Property, plant and equipment consists of the following:

   Land.......................................................... $  5,072,000
   Buildings.....................................................   33,533,000
   Bowling lanes/pinspotters.....................................   23,574,000
   Other equipment...............................................   43,187,000
                                                                  ------------
                                                                   105,366,000
   Less: Accumulated depreciation................................  (62,474,000)
                                                                  ------------
                                                                  $ 42,892,000
                                                                  ============

  Leased property under capital leases included in property, plant and equipment is as follows:

   Land and buildings -- bowling properties...................... $    815,000
   Less: accumulated amortization................................      268,000
                                                                  ------------
                                                                  $    547,000
                                                                  ============

Note 3--Long-term Debt

  Long-term debt consists of the following:

   Bowling properties:
    various 7%--10% debt instruments requiring monthly payments of interest and principal maturing at various dates through
     2007........................................................ $  4,324,000
   (A) Term loans:
    Two term loans with independent banks. Bank prime rate
     requiring quarterly payments through May, 2000..............   13,577,000
                                                                  ------------
                                                                    17,901,000
   Less: Current portion of long-term debt.......................   17,901,000
                                                                  ------------
       Total..................................................... $          0
                                                                  ============

                               BCA & AFFILIATES

  The total long-term principal balance of $17,901,000 is classified as a current liability since all debt attributable to bowling was repaid in October 1996. See Note 9 in connection with the sale of the Company.

  (A) On May 27, 1993 Charan Industries, Inc. borrowed $35,500,000, the proceeds of which were used for the refinancing of existing debt in the amount of $28,675,000, with the balance used for working capital. The borrowing consisted of two separate term loan agreements executed simultaneously with two independent banking institutions. The principal amount of each term loan was $23,000,000 and $12,500,000. The term notes require twenty-eight quarterly principal payments the first of which was paid on August 31, 1993 with succeeding quarterly installments due on the last day of each succeeding November, February, and May thereafter until May 31, 2000 when the principal amount of $14,200,000 shall be due and payable together with any remaining interest. Interest is payable monthly at each bank's prime rate. The term notes are secured by first mortgages upon certain assets. The loan agreements contain covenants, that the Company maintain certain minimum requirements of net worth, debt to equity ratio and certain other earnings and cash flow ratios. At August 31, 1996 the balance of $29,349,000 was allocated to BCA & Affiliates on the basis of the collateralized assets pledged resulting in a balance outstanding to the Company totaling $13,577,000.

Note 4--Bank Line of Credit

  On May 27, 1993, Charan Industries, Inc. entered into a three-year revolving credit agreement which enables the Company to borrow up to $5,000,000 through October 1996. Interest is payable monthly at the bank prime rate. The note is secured by first mortgages on certain assets. The loan agreement contains covenants requiring the Company to satisfy certain minimum requirements of net worth, debt to equity, earnings and cash flow rates.

  This facility was utilized to the extent of $4,677,000 for the year ended August 31, 1996.

Note 5--Leases

  The Company is committed under a number of long-term leases expiring at various dates through the year 2058. Certain operating leases contain provisions for a percentage of gross sales to be paid as rent, should sales exceed an agreed amount, otherwise base rents are to be paid. The agreements generally require the payment of utilities, real estate taxes, insurance and repairs. The following is a schedule of future minimum lease payments for all noncancellable leases together with the present value of the net minimum lease payments for capital leases.

                                                           Capital   Operating
   Fiscal Year                                              Leases     Leases
   -----------                                            ---------- ----------
   1997.................................................. $   98,000 $1,220,000
   1998..................................................     98,000  1,193,000
   1999..................................................     98,000  1,138,000
   2000..................................................     98,000    984,000
   2001..................................................     98,000    444,000
   2002 and thereafter...................................  3,990,000  4,949,000
                                                          ---------- ----------
   Total minimum lease payments..........................  4,480,000 $9,928,000
                                                                     ==========
   Less imputed interest.................................  3,669,000
                                                          ----------
   Present value of minimum lease payments............... $  811,000
                                                          ==========

                               BCA & AFFILIATES

  Total rent expense for the years ended August 31, 1996 amounted to $1,785,000.

Note 6--Contingencies

  The Company is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a materially adverse effect on the Company's financial position.

Note 7--401(K) Retirement/Profit Sharing Plan

  In January 1991, Charan Industries, Inc. established a 401(K) Retirement Profit Sharing Plan. The Board of Directors established a matching contribution equal to a maximum of 50% of the first 2% of the employee contribution. The profit sharing plan contribution is subject to annual determination and is not mandatory.

Note 8--Other Assets

  Other assets are as follows:

   Non-compete agreements (net)....................................... $485,000
   Mortgage acquisition costs (net)...................................   53,000
   Other..............................................................   75,000
                                                                       --------
                                                                       $613,000
                                                                       ========

  Non-compete agreements and mortgage acquisition costs are shown net of amortization.

Note 9--Subsequent Events

  All of the assets of the Company were sold to AMF Bowling Centers Inc. on October 9, 1996, under the provisions of an asset purchase agreement dated September 10, 1996. A portion of the proceeds of the sale were used by the Company to satisfy its outstanding debt.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 No person has been authorized to give any information or to make any repre-sentations other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the Securities offered hereby, nor does it consti-tute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where, or to any person to whom, it would be unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been a change in the information set forth in this Prospectus or in the affairs of the Company since the date hereof.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information....................................................   2
Forward-Looking Statements...............................................   3
Summary..................................................................   4
Risk Factors.............................................................  13
Ratio of Earnings to Fixed Charges.......................................  22
Use of Proceeds..........................................................  22
Price Range of Common Stock and Debentures...............................  23
Dividend Policy..........................................................  23
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  43
Management...............................................................  55
Securities Owned by Management and Certain Beneficial Owners.............  64
Certain Transactions.....................................................  68
Description of Debentures................................................  70
Description of Capital Stock.............................................  85
Description of Certain Indebtedness......................................  87
Certain Federal Income Tax Considerations................................  95
Shares Eligible for Future Sale.......................................... 102
Selling Securityholders.................................................. 103
Plan of Distribution..................................................... 111
Validity of Debentures and Common Stock.................................. 112
Experts.................................................................. 112
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
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                               AMF Bowling, Inc.

                                ---------------

                                $1,125,000,000
                          Aggregate Principal Amount
                                at Maturity of
                            Zero Coupon Convertible
                              Debentures due 2018
                                      and
                            Shares of Common Stock
                           Issuable Upon Conversion,
                       Redemption or Repurchase Thereof

                                ---------------

                                  [AMF LOGO]

                                ---------------

                                  PROSPECTUS

                               November 6, 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM 10-K
(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 (NO FEE REQUIRED)
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                      OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                       COMMISSION FILE NUMBER 001-13539



                               AMF BOWLING, INC.
            (Exact Name of Registrant as specified in its charter)
                                --------------

              DELAWARE                              13-3873268
  (State or other jurisdiction of                (I.R.S. Employer
   incorporation or organization)              Identification No.)


                                8100 AMF DRIVE
                           RICHMOND, VIRGINIA 23111
         (Address of principal executive offices, including zip code)


              REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                (804) 730-4000
          Securities registered pursuant to Section 12(b) of the Act:


            TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
----------------------------------------   ------------------------------------------
Common Stock, par value $.01 per share               New York Stock Exchange


     Securities registered pursuant to Section 12(g) of the Act: None

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ] .

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

     As of March 8, 1999, 59,597,550 shares of Registrant's common stock, par value $.01, were outstanding. Of the total outstanding shares, 16,088,118 shares were held by non-affiliates at an aggregate market value of $69.4 million on March 8, 1999.


                     DOCUMENTS INCORPORATED BY REFERENCE:

     Portions of the Proxy Statement for the Registrant's 1999 Annual Meeting of Shareholders are incorporated by reference into Part III of this report. Such Proxy Statement, except for the parts therein that have been specifically incorporated herein by reference, shall not be deemed "filed" as part of this report on Form 10-K.

PART I

ITEM 1. BUSINESS

GENERAL DEVELOPMENT OF BUSINESS

     AMF Bowling, Inc. ("AMF Bowling") was incorporated in Delaware in 1996 by an investor group led by GS Capital Partners II, L.P. (together with affiliated investment funds, "GSCP"), an affiliate of Goldman, Sachs & Co. AMF Group Holdings Inc. ("AMF Group Holdings"), a wholly-owned subsidiary of AMF Bowling, acquired all of the outstanding stock of the separate U.S. and foreign corporations that constituted substantially all of the Company's predecessor (the "Predecessor Company") for a total purchase price of approximately $1.37 billion (the "Acquisition").

     In November 1997, AMF Bowling issued 15,525,000 shares of its common stock at $19.50 per share pursuant to an initial public offering (the "Initial Public Offering"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources" and "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

     AMF Bowling conducts all of its business through subsidiaries and has only limited management service operations of its own. Unless the context indicates otherwise, the terms the "Company" or "AMF" as used herein refer to AMF Bowling (the "Registrant") and its subsidiaries.

     AMF is the largest owner or operator of bowling centers in the United States and worldwide. In addition, the Company is one of the world's leading manufacturers of bowling center equipment, accounting for, management believes, approximately 40% of the world's current installed base of such equipment. AMF is principally engaged in two business segments: (i) the ownership or operation of bowling centers ("Bowling Centers"), consisting, as of December 31, 1998, of 421 U.S. bowling centers and 124 international bowling centers including 15 centers operated by joint ventures with third parties described below and (ii) the manufacture and sale of bowling equipment such as automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, and certain spare and consumable products, and the resale of allied products such as bowling balls, bags, shoes and certain other spare and consumable products ("Bowling Products"). The Bowling Products business consists of two categories: (a) New Center Packages ("NCPs") (all of the equipment necessary to outfit a new bowling center or expand an existing bowling center); and (b) Modernization and Consumer Products (which includes modernization equipment used to upgrade an existing center, spare parts, supplies and consumable products essential to maintain operations of an existing center). See "Note 17. Business Segments" in the Notes to Consolidated Financial Statements.

     Since May 1996, the Company has acquired 229 centers in the U.S. and, as of February 28, 1999, owns or operates 421 U.S. centers. In addition, the Company has acquired 33 centers in selected international markets and, as of February 28, 1999, owns or operates 124 international centers, including 15 joint venture centers. In 1997, the Company entered into two joint ventures which operate one bowling center in China and 14 bowling centers in Brazil and Argentina, respectively. In addition, the Company's Michael Jordan Golf Company currently operates two golf practice ranges. The Company has agreed to build or acquire one additional golf practice range by the end of 1999. See "Item 6. Selected Financial Data" and "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements.


BUSINESS SEGMENTS


     BOWLING CENTERS

     In the United States, AMF is the largest operator of bowling centers, with 421 bowling centers (as of February 28, 1999) in 40 states and Puerto Rico. Outside the United States, AMF is also the largest operator of bowling centers, with (as of February 28, 1999) 124 centers in ten countries: Australia (46), the United Kingdom (37), Mexico (9), Japan (4), China (including Hong Kong)
(7), Argentina (2), Brazil (12), France (4), Spain (2), and Canada (1). Of the U.S. centers, 207 were acquired as part of the Acquisition (17 of which were subsequently closed), 229 were acquired thereafter and two were constructed. Of the international centers, 78 were acquired as part of the Acquisition, 33 were acquired thereafter, including 22 in the United Kingdom and ten in Australia, one in Japan was closed, and one in Switzerland was sold. The international centers include one in China, two in Argentina and 12 in Brazil, all of which are operated as part of two joint ventures.

     The Bowling Centers business derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources such as shoe rental, amusement games, billiards and pro shops. In 1998, bowling, food and beverage and other revenue represented 58.8%, 27.2%, and 14.0% of total Bowling Centers revenue, respectively.

     Bowling revenue, the largest portion of a bowling center's revenue and profitability, is derived from league, tournament and recreational play. Food and beverage sales occur primarily through snack bars that offer snack foods, soft drinks and, at many centers, alcoholic beverages. AMF has acquired several centers with large sports bars that provide a large portion of such centers' revenue. Other revenue is derived from shoe rental and the operation of amusement games, billiards and pro shops. The shoe rental business is driven primarily by recreational bowlers who usually do not own bowling shoes.

 BOWLING PRODUCTS

     The Company manufactures and sells bowling center equipment, including automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, certain spare and modernization parts, and resale products, such as bowling balls, bags, shoes and other bowlers' aids, sold primarily through pro shops. The bowling products business consists of two categories: (i) NCPs and
(ii) Modernization and Consumer Products.

     NCPs include the bowling equipment necessary to outfit new or expand existing bowling centers, such as lanes, pinspotters, automatic scoring equipment, bowler seating, ball returns, masking units and bumpers. NCP sales generally follow the trends in the growth of bowling. Traditionally, as bowling has been introduced and becomes popular in new markets, the economics of constructing and operating bowling centers become attractive and drive demand for NCPs. For at least the last 15 years, the majority of NCP sales have been to international markets. Until recently, this international trend was fueled by the growth of bowling in several countries, particularly China, South Korea and Taiwan. Current economic difficulties in Asia Pacific and other regions have adversely affected NCP shipments and backlog. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Sales of Modernization and Consumer Products to bowling center operators who manage the installed base of bowling equipment have traditionally provided a somewhat more stable base of recurring revenue. These products include modernization equipment, both proprietary and standard spare parts for existing equipment and other products including pins, shoes and supplies. Some of these products, such as bowling pins, should be replaced on approximately an annual basis to maintain a center, while certain less frequent investments in other equipment are necessary to modernize a center and are often required to maintain a customer base.

     In addition to bowling equipment and supplies, AMF manufactures and sells billiards tables under the Renaissance and PlayMaster brand names.


BUSINESS STRATEGY

     The Company is pursuing a three-part strategy to (i) consolidate the U.S. bowling center industry, (ii) build a nationally-recognized AMF brand of bowling centers and (iii) manufacture, market and distribute its bowling products on a global basis.

     With respect to Bowling Centers, the Company's primary focus is on improving center operations and financial performance which is fundamental to its consolidation strategy. In connection with this effort, the Company is implementing programs to (i) increase customer satisfaction, (ii) improve training of center managers and staff, (iii) more effectively market and promote bowling to increase bowling center traffic, and (iv) improve league bowler recruitment and retention. While the primary focus is on bowling revenues, Bowling Centers has increased non-bowling revenue by expanding and improving its food and beverage product offerings along with other programs aimed at growing ancillary revenues. While the Company's intention is to continue its efforts to consolidate the U.S. bowling center industry by purchasing additional bowling centers, the Company's acquisition pace has recently been curtailed so that management can focus on improving financial performance of its current centers. In the near term, however, the Company continues to evaluate acquisitions on a more limited scale.

     The Company's Bowling Products business markets and distributes bowling products in global markets. Under current market conditions, Bowling Products is reducing the cost structure associated with the Bowling Products business. The Company has enacted a comprehensive cost reduction program that addresses both manufacturing costs and global selling, general and administrative costs. Its product development efforts are focused on improving its current offerings and introducing new products that will appeal to a worldwide base of center operators. These initiatives are designed to expand the Company's presence in the relatively more stable Modernization and Consumer Products markets.


SEASONALITY AND MARKET DEVELOPMENT CYCLES

     Financial performance of Bowling Centers is seasonal in nature, with cash flows typically peaking in the winter months and reaching their lows in the summer months. While the geographic diversity of Bowling Centers operations has historically helped to reduce this seasonality, the increase in U.S. centers attributable to the Company's acquisition program has accentuated the seasonality of financial performance of the Bowling Centers business.

     Modernization and Consumer Products sales also display seasonality. The U.S. market, which is the largest market for Modernization and Consumer Products, is driven by the beginning of league play in the fall of each year. While proprietors purchase Consumer Products throughout the year, they often place larger orders during the summer in preparation for the fall start of leagues. Summer is also often the peak period for modernization equipment. Operators typically sign purchase orders for modernization equipment during the first four months of the year after they receive winter league revenue indications. Equipment is then shipped and installed during the summer when leagues are generally less active. However, sales of some modernization equipment such as automatic scoring and synthetic lanes are less predictable and fluctuate from year to year because of the longer life cycle of these major products.

     NCP sales experience significant fluctuations due to changes in demand for NCPs as certain markets experience high growth followed by market maturity, at which times sales to that market decline, sometimes rapidly. Management believes market cycles for individual countries have, in the past, spanned several years, with periods of high demand for several markets (e.g., Japan, South Korea, Taiwan) which, in AMF's experience, last five years or more. Current economic difficulties in Asia Pacific and other regions have resulted in the reduction in the shipments and backlog for NCPs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Market Development Cycles."


INDUSTRY AND COMPETITION


     BOWLING CENTERS

     Bowling is both a competitive sport and a recreational activity and faces competition from numerous alternative activities. The success of AMF's bowling operations is subject to consumers' continued interest in bowling, the availability and cost of other sports, recreational and entertainment alternatives and the amount of leisure time, as well as various other social and economic factors over which AMF has no control.

     The Company's centers also compete with other bowling centers. The Company competes primarily through the quality, appearance and location of its facilities and through the range of amenities and service level offered. See "Management's Discussion of Financial Condition and Results of Operations -- Bowling Centers."

     As shown in the table below, the U.S. bowling center industry is highly fragmented, and consists of two relatively large bowling center operators, AMF (which had 421 U.S. centers as of December 31, 1998) and Brunswick Corporation ("Brunswick") (which had approximately 115 U.S. centers as of December 31,
1998), three medium-sized chains, which together account for 54 bowling centers, and over 5,000 bowling centers owned by single-center and small-chain operators, which typically own four or fewer centers. The top five operators (including AMF) account for approximately 10.4% of the total number of U.S. bowling centers.


                       U.S. BOWLING CENTER INDUSTRY (a)


                                                                 NUMBER OF
                           OPERATOR                              LOCATIONS     % OF TOTAL
-------------------------------------------------------------   -----------   -----------
           AMF ..............................................        421           7.4%
           Brunswick ........................................        115           2.0
           Bowl America .....................................         23           0.4
           Mark Voight ......................................         16           0.3
           Bowl New England .................................         15           0.3
                                                                     ---         -----
            Subtotal ........................................        590          10.4
           Single-center and small-chain operators ..........      5,087          89.6
                                                                   -----         -----
            Total ...........................................      5,677         100.0%
                                                                   =====         =====

--------
(a) AMF estimate at December 31, 1998.

     The international bowling center industry is also highly fragmented. There are typically few chain operators in any one country and a large number of single-center operators. AMF generally enjoys a relative size advantage (i.e., a larger number of lanes per center), and is competitively well positioned in Australia, the United Kingdom and Mexico.

     In the United States, the operation of bowling centers generally has been characterized by slightly declining lineage (number of games bowled per lane per day), offset by increasing average price per game. Total lineage, according to an industry source, has declined despite an average annual increase in the total number of people bowling since 1987. This trend is largely a result of a decline in league participation, partially offset by an increase in recreational (i.e., non-league) play, resulting in more people bowling, but bowling less frequently. Bowling center operators have sought to offset the decrease in overall lineage by increasing prices and creating additional sources of income. Prior to 1998, AMF's U.S. lineage remained relatively stable due to its ability to retain existing league bowlers and attract new league and recreational bowlers. In 1998, however, the Company experienced a decline in lineage which it was unable to offset with price increases. The Company is focusing on improving the financial performance of its bowling centers. See
" -- Business Strategy." Internationally, although trends vary by country, certain of the markets in which AMF operates experienced increasing competition as they matured, resulting in declining lineage.


     BOWLING PRODUCTS

     AMF and Brunswick are the two largest manufacturers of bowling center equipment, and are the only full-line manufacturers of bowling equipment and supplies that compete on a global basis. The Company also competes with smaller, often regionally focused companies in certain product lines. Management estimates that AMF accounts for approximately 40% of the worldwide installed base of bowling center equipment.

INTERNATIONAL OPERATIONS

     The Company's international operations are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs and tariffs, value added taxes and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales or on its results of operations.

     AMF has a history of operating in a number of international markets, in some cases, for over 30 years. As in the case of other U.S.-based manufacturers with export sales, local currency devaluation increases the cost of the Company's bowling equipment in those markets. As a result, a strengthening U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods.

     Economic difficulties in Asia Pacific and other regions contributed to a reduction in the level of shipments for NCPs. The limited availability of financing for customers to construct new bowling centers also contributed to the reduction of orders. As of December 31, 1998, the NCP backlog was 1,078 which is a reduction of 37.5% compared to December 31, 1997. As of February 28, 1999, the NCP backlog was 865, which is a 19.8% reduction compared to December 31, 1998 and a 49.9% reduction compared to December 31, 1997.

     NCP unit sales to China, Japan and other Asia Pacific markets represented 52.8% for the year ended December 31, 1998 compared to 72.7% for the year ended December 31, 1997. NCP unit backlog related to China, Japan and other Asia Pacific markets represented 70.6% of total NCP unit backlog at February 28, 1999 compared to 74.2% at December 31, 1998 and 70.4% at December 31, 1997.

     Foreign currency exchange rates can also affect the translation of operating results from international bowling centers. For the years ended December 31, 1998 and 1997, revenue of international bowling centers represented 15.6% and 14.6% of consolidated results, respectively. For the years ended December 31, 1998 and 1997, EBITDA of international bowling centers represented 24.3% and 16.0% of consolidated results, respectively.

     In December 1996, China extended through June 1997 the concession allowing foreign investment enterprises to import capital equipment without customs duty or value added tax ("VAT"). From July 1997 to approximately June 1998, there was sporadic enforcement of the new policy requiring full customs duty and VAT. In addition, the nominal customs duty rate for bowling equipment was cut by approximately 50% in 1997. Purchasers of bowling equipment used import facilitators throughout this period to import at favorable duty and VAT rates.

     In approximately July 1998, China significantly strengthened its import restrictions and virtually eliminated the customs duty-free and VAT-free importation of new and used capital goods. In the second half of 1998, the customs authorities also began stringently enforcing a new policy passed without advance notice in early 1998 forbidding the importation of used capital equipment without permits. Permits for the importation of used bowling equipment have proven quite difficult to obtain. During the second half of 1998 and the beginning of 1999, AMF customers used facilitators for importing AMF equipment, but they have done so primarily as a vehicle for purchasing the equipment in local currency and not as a means to reduce customs duties and VAT.

     Local Chinese companies are not subject to the same restrictions. In 1997, a Chinese company, Shanghai Zhonglu Industrial Co., Ltd., began production of locally-manufactured low-end bowling equipment and has experienced significant acceptance by local customers. This equipment is not subject to the customs duties that affect imported equipment.

EMPLOYEES


     BOWLING CENTERS

     As of December 31, 1998, Bowling Centers had approximately 14,489 full- and part-time employees worldwide. The Company believes that its relations with its Bowling Centers employees are satisfactory.


                     COUNTRY                        NUMBER OF EMPLOYEES (a)
------------------------------------------------   ------------------------
           United States .......................            11,703
                                                            ------
           International:
           Australia ...........................             1,255
           United Kingdom ......................               935
           Mexico ..............................               240
           China (including Hong Kong) .........               143
           France ..............................                97
           Japan ...............................                61
           Spain ...............................                33
           Canada ..............................                22
                                                            ------
           Total International .................             2,786
                                                            ------
           Total Worldwide .....................            14,489
                                                            ======

--------
(a) Numbers vary depending on the time of year.


     BOWLING PRODUCTS

     As of December 31, 1998, Bowling Products had approximately 986 full-time employees worldwide. The Company believes that its relations with its Bowling Products employees are satisfactory. Employees are divided along functional lines as shown in the table below.


              SEGMENT                 NUMBER OF EMPLOYEES
----------------------------------   --------------------
  Manufacturing ..................            674
                                              ---
  Sales:
  Asia Pacific ...................            163
  Europe .........................             83
  Americas .......................             54
  Australia ......................             12
                                              ---
  Total Sales ....................            312
                                              ---
  Total Worldwide ................            986
                                              ===

     CORPORATE

     As of December 31, 1998, corporate had approximately 208 full-time employees. The Company believes that its relations with its corporate employees are satisfactory.

ITEM 2. PROPERTIES

BOWLING CENTERS

     As of December 31, 1998, AMF operated 421 bowling centers and related facilities in the United States and 124 centers in ten other countries. A regional list of these facilities is set forth below:


                                 U.S. CENTERS*

                              NUMBER OF     NUMBER OF
          REGION              DISTRICTS     LOCATIONS     OWNED     LEASED
--------------------------   -----------   -----------   -------   -------
    Northeast ............         5            67          41        26
    Mid-Atlantic .........         6            66          42        24
    Southeast ............         5            66          45        21
    Southwest ............         6            73          57        16
    Midwest ..............         5            67          46        21
    West .................         6            80          33        47
                                   -            --          --        --
      Total ..............        33           419         264       155
                                  ==           ===         ===       ===

--------
* AMF operates two centers for an unrelated party. These centers are neither owned nor leased by AMF and, therefore, are not included in the foregoing table. In addition, the Company operates two golf practice ranges, one each in Aurora, Illinois and Charlotte, North Carolina.


                            INTERNATIONAL CENTERS*

                                            NUMBER OF
                 COUNTRY                    LOCATIONS     OWNED     LEASED
----------------------------------------   -----------   -------   -------
    Australia ..........................        46          27        19
    United Kingdom .....................        37          14        23
    Mexico .............................         9           5         4
    China, including Hong Kong .........         6           0         6
    Japan ..............................         4           0         4
    France .............................         4           1         3
    Spain ..............................         2           0         2
    Canada .............................         1           1         0
                                                --          --        --
      Total ............................       109          48        61
                                               ===          ==        ==

--------
* The table excludes one bowling center operated by the Company's Hong Leong joint venture and 14 bowling centers operated by its Playcenter joint venture. See "Business -- General Development of Business."

     AMF's leases are subject to periodic renewal. Forty-two of the U.S. centers have leases which expire during the next three years. Twenty-six of such leases have renewal options. Sixteen of the international centers have leases which expire during the next three years. Nine of such leases have renewal options. The Company generally has not had difficulty renewing leases.

BOWLING PRODUCTS

     As of December 31, 1998, AMF owned or leased facilities at five locations in the United States, four of which are used for its Bowling Products business and one of which is used for its billiards business. AMF also leased facilities at 29 international locations which are used as offices or warehouses.


                                U.S. FACILITIES

                                                                                                     APPROXIMATE      OWNED/
       LOCATION                                         PRODUCTS                                   SQUARE FOOTAGE     LEASED
----------------------   ----------------------------------------------------------------------   ----------------   -------
Richmond, VA .........   World headquarters, pinspotters, automatic scoring, synthetic lanes,          360,000        Owned
                         other capital equipment, consumer products, used pinspotters
                                                                                                        54,000        Leased
Lowville, NY .........   Pins and wood lanes                                                           121,000        Owned
                                                                                                        50,000        Owned
Golden, CO ...........   Lane maintenance equipment (Century) (1)                                       50,000        Leased
Bland, MO ............   Billiards tables (AMF Billiards and Games)                                     37,210        Owned
                                                                                                        33,373        Leased
                                                                                                        32,000        Owned
                                                                                                        24,000        Owned
                                                                                                        16,000        Owned
                                                                                                        11,000        Leased
Miami, FL ............   Office                                                                            200        Leased


--------
(1) Relocated to Richmond, Virginia facility February 28, 1999.

                           INTERNATIONAL FACILITIES

                                                                  APPROXIMATE      OWNED/
                 LOCATION                       FUNCTIONS       SQUARE FOOTAGE     LEASED
-----------------------------------------   ----------------   ----------------   -------
Emu Plains, Australia ...................        Office                400         Leased
                                                Warehouse           10,100         Leased
Brussels, Belgium .......................        Office              1,000         Leased
Toronto, Canada .........................        Office                400         Leased
                                                Warehouse            2,100         Leased
Beijing, China ..........................        Office                390         Leased
Guangzhou, China ........................        Office                380         Leased
                                                Warehouse            1,650         Leased
Hong Kong ...............................        Office              2,500         Leased
                                                 Office              1,125         Leased
Shanghai, China .........................        Office                400         Leased
Levallois-Perret, France ................        Office                984         Leased
                                                Warehouse            1,470         Leased
Mainz-Kastel, Germany ...................        Office                656         Leased
                                                Warehouse            1,650         Leased
Bangalore, India ........................        Office              1,050         Leased
New Delhi, India ........................        Office              2,000         Leased
Yokohama, Japan .........................        Office              4,626         Leased
                                                Warehouse            8,888         Leased
                                             Service Center          1,634         Leased
Seoul, South Korea ......................        Office              5,119         Leased
                                                Warehouse            7,472         Leased
Mexico City, Mexico .....................        Office              1,300         Leased
                                                Warehouse           11,431         Leased
Warsaw, Poland ..........................        Office                209         Leased
Granna, Sweden ..........................        Office              4,515         Leased
                                                Warehouse           12,705         Leased
Hemel Hempstead, United Kingdom .........        Office             11,500         Leased
                                                Warehouse           11,770         Leased

ITEM 3. LEGAL PROCEEDINGS

     In June 1998, Harbin Hai Heng Bowling Entertainment Co. Ltd. ("Hai Heng") filed an action against AMF Bowling Products, Inc. ("AMF Bowling Products"), an indirect subsidiary of AMF Bowling, in the Harbin Intermediate People's Court in Heilongjing, China. Hai Heng sought to recover $3 to $4 million in damages relating to 38 NCPs purchased from AMF. Hai Heng asserted that the poor quality of the 38 NCPs entitled Hai Heng to recover the purchase price and damages for lost profits and the cost of storing the NCPs.

     On November 6, 1998, the court awarded Hai Heng approximately $3.5 million. AMF Bowling Products appealed the award to the High People's Court of Heilongjing Province (the "People's Court"). Prior to completion of the appeal review, the President of the People's Court on February 11, 1999 issued a judgment in favor of Hai Heng for approximately $2.8 million and ordered Hai Heng to return 24 NCPs to AMF.

     The Company believes Hai Heng's claim is a warranty issue and that Hai
Heng is not entitled to recover the purchase price, lost profits or the cost of storage. The Company continues to believe that Hai Heng's claim is substantially without merit, and furthermore, based on the advice of local legal counsel, the Company believes that the judicial process leading up to the trial court award and the judgment issued by the People's Court involved significant procedural and other legal defects. Hai Heng has begun to exercise its rights to enforce the collection of the judgment. The Company intends to continue to pursue all available defenses. Among other things, AMF Bowling Products intends to seek an appeal to the Supreme People's Court in Beijing (the "Supreme Court") and a stay of the execution of the judgment. The granting of an appeal is discretionary with the Supreme Court.

     Due to a number of uncertainties inherent in the litigation process in these jurisdictions, the Company can give no assurance on the likelihood of success of its appeal efforts or the ultimate outcome of the Hai Heng litigation. However, management does not believe that the outcome of the action will have a material adverse impact on the financial position of the Company.

     In addition, the Company currently and from time to time is subject to claims and actions arising in the ordinary course of its business, including employment discrimination claims, workers' compensation claims and personal injury claims. In some actions, plaintiffs request punitive or other damages that may not be covered by insurance. In management's opinion, the claims and actions in which the Company is involved will not have a material adverse impact on its financial position or results of operations. However, it is not possible to assure the outcome of such claims and actions.


REGULATORY MATTERS

     There are no unique federal or state regulations applicable to bowling center operations or equipment manufacturing. State and local governments require establishments to hold permits to sell alcoholic beverages, and, although regulations vary from state to state, once permits are issued, they generally remain in place indefinitely (except for routine renewals) without burdensome reporting or supervision other than revenue tax reports.


ENVIRONMENTAL MATTERS

     AMF's operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of, certain materials, substances and wastes. AMF believes that its operations are in material compliance with the terms of all applicable environmental laws and regulations as currently interpreted.

     The Company currently and from time to time is subject to environmental claims. It is the opinion of management that the various asserted claims in which the Company currently is involved are not likely to have a material adverse impact on its financial position or results of operations. However, no assurance can be given as to the ultimate outcome with respect to such claims.

     AMF cannot predict with any certainty whether existing conditions or future events, such as changes in existing laws and regulations, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the cost of producing AMF's products, or providing its services, or otherwise adversely affect the demand for its products or services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters."


ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     None.


EXECUTIVE OFFICERS OF AMF BOWLING

     The following table sets forth information concerning the individuals who are executive officers of AMF Bowling:



         NAME             AGE                            POSITION
----------------------   -----   --------------------------------------------------------
  Stephen E. Hare        45      Director; Acting President and Chief Executive Officer,
                                 Executive Vice President; Chief Financial
                                 Officer and Treasurer
  John P. Watkins        43      Executive Vice President; President,
                                 U.S. Bowling Centers
  Michael P. Bardaro     48      Senior Vice President; Corporate
                                 Controller and Assistant
                                 Secretary

     STEPHEN E. HARE was named Acting President and Chief Executive Officer of AMF Bowling on November 2, 1998 following the resignation of Douglas J. Stanard. He is also the Executive Vice President, Chief Financial Officer and Treasurer of AMF Bowling. Mr. Hare joined AMF Bowling in 1996. Mr. Hare served as Senior Vice President and Chief Financial Officer of James River Corporation of Virginia from 1992 to 1996.

     JOHN P. WATKINS has been the Executive Vice President of AMF Bowling and President, U.S. Bowling Centers since September 1998. Prior to joining AMF, Mr. Watkins was President of Source Company from 1996 to 1998. Mr. Watkins was Senior Vice President and Chief Operating Officer of Food Lion, Inc. from 1991 to 1996.

     MICHAEL P. BARDARO is Senior Vice President, Corporate Controller and Assistant Secretary of AMF Bowling. Mr. Bardaro was Controller at General Medical Manufacturing Co. in Richmond, Virginia between 1989 and 1994.

PART II

ITEM 5. MARKET FOR AMF BOWLING COMMON STOCK AND SECURITIES AND RELATED STOCKHOLDER MATTERS

COMMON STOCK

     AMF Bowling's Common Stock (the "Common Stock"), $.01 par value, is traded on the New York Stock Exchange under the symbol "PIN." Prior to the Initial Public Offering on November 7, 1997, there was no market for the Common Stock. See "Item 1. Business -- General Development of Business," "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements, and the Company's Proxy Statement for the 1999 Annual Meeting of Shareholders.

     As of March 8, 1999, there were 5,200 holders of record of the Common Stock. The reported high and low sales prices for the Common Stock for the period from November 7, 1997 through December 31, 1997 and for each of the four quarters of 1998 were as follows:


                              1997                      1998
                     -----------------------   -----------------------
   QUARTER ENDED        HIGH          LOW         HIGH          LOW
------------------   ----------   ----------   ----------   ----------
  March 31             n/a          n/a         $27 3/8      $20 1/2
  June 30              n/a          n/a          31           22 5/8
  September 30         n/a          n/a          28 3/8        7 1/2
  December 31(a)     $25 1/8      $21 1/2         9            3 7/8


--------
(a)  In 1997, for the period from November 7, 1997 through December 31, 1997.

     AMF Bowling has not paid any cash dividends on the Common Stock and intends to retain earnings, if any, for use in the Company's business.

     The Company conducts all of its business through subsidiaries. AMF Bowling's operations are limited to the provision of certain management services related to its holding company operations. AMF Bowling's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to AMF Bowling for any purpose, whether in the form of loans, dividends or otherwise. Moreover, AMF Bowling Worldwide, Inc. ("Bowling Worldwide"), a wholly-owned subsidiary of AMF Group Holdings, is prohibited under both the Credit Agreement, as defined below, and the indentures governing its senior subordinated notes ("Subsidiary Senior Subordinated Notes") and senior subordinated discount notes ("Subsidiary Senior Subordinated Discount Notes" and, collectively with the Subsidiary Senior Subordinated Notes, the "Subsidiary Notes") from upstreaming funds by dividends, loans or otherwise, to pay cash dividends.


ZERO COUPON CONVERTIBLE DEBENTURES

     On May 12, 1998, the Company issued in a private placement $1,125,000,000 aggregate principal amount at maturity of its Zero Coupon Convertible Debentures due 2018 (the "Debentures") to Goldman, Sachs & Co., Cowen & Company, Morgan Stanley & Co., Incorporated and Schroder & Co., Inc. (the "Initial Purchasers"). The Debentures were offered at an offering price of 25.257% plus accrued original issue discount equal to the excess of the principal amount at maturity of the Debentures over their issue price from May 12, 1998. The Debentures were subsequently resold in transactions exempt from registration to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act"). The Debentures are convertible at any time prior to maturity, unless previously redeemed or otherwise purchased by the Company, into shares of Common Stock at a conversion rate of 8.6734 shares per $1,000 principal amount at maturity. The net proceeds received by the Company from the Debenture offering totaled approximately $273.6 million.

     The Debentures are traded in the Private Offerings, Resales and Trading Through Automated Linkages Market. See "Note 9. Long-Term Debt" in the Notes to the Consolidated Financial Statements. As of March 8, 1999, there were 22 record holders of the Debentures. The reported high and low sales prices for the Debentures from May 12, 1998 through June 30, 1998, and for the third and fourth quarters of 1998 were as follows:


  QUARTER ENDED        HIGH            LOW
----------------   ------------   ------------
  June 30 (a)       $  266.25      $  235.00
  September 30         258.75          97.50
  December 31          136.30          68.80


--------
(a)  For the period from May 12, 1998 through June 30, 1998.

ITEM 6. SELECTED FINANCIAL DATA

     The selected financial data set forth below for the fiscal years indicated were derived from AMF Bowling's audited consolidated financial statements for the years ended December 31, 1998 and December 31, 1997, the period ended December 31, 1996, and the Predecessor Company's audited combined financial statements for the four months ended April 30, 1996, and the years ended December 31, 1995 and 1994. The consolidated pro forma results set forth below are presented as if the Acquisition had occurred on January 1, 1996, and are based on the Predecessor Company's statement of income for the period ending April 30, 1996, AMF Bowling's statement of operations from its inception through December 31, 1996, and adjustments giving effect to the Acquisition under the purchase method of accounting. See "Note 3. Pro Forma Results of Operations" in the notes to consolidated financial statements of AMF Bowling. The data should be read in conjunction with AMF Bowling's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere herein.

     The comparability of the selected financial data is affected by the Company's bowling center acquisition program. In 1996, the Company acquired 57 bowling centers from unrelated sellers. The combined purchase price was $108.0 million. In 1997, the Company acquired 122 bowling centers from a number of unrelated sellers. The combined purchase price was $232.7 million (including amounts paid in 1998 for certain bowling centers included in the 1997 total). In 1998, the Company acquired 83 bowling centers from a number of unrelated sellers. The combined purchase price was $156.8 million. While the Company's intention is to continue its efforts to consolidate the U.S. bowling center industry by purchasing additional bowling centers, the Company recently has curtailed the pace of its acquisitions so that management can focus on improving financial performance of its current centers. In the near term, however, the Company continues to evaluate acquisitions on a more limited scale. See "Item 1. Business -- General Development of Business" and "Note 14. Supplemental Disclosures to the Consolidated Statements of Cash Flows" and "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements.

     The selected financial data include operating results expressed in terms of EBITDA, which represents earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses. EBITDA information is included because the Company understands that such information is a standard measure commonly reported and widely used by certain investors and analysts. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, other measures of performance determined in accordance with Generally Accepted Accounting Principles ("GAAP").


                                                               FOR THE YEAR ENDED DECEMBER 31,                              FOUR
                                     ----------------------------------------------------------------------------------    MONTHS
                                                                       (DOLLARS IN MILLIONS)                                ENDED
                                                                                      AMF BOWLING,                        APRIL 30,
                                                                                         INC.                            -----------
                                                             ----------------------------------------------------------  PREDECESSOR
                                       PREDECESSOR COMPANY    PRO FORMA                                                    COMPANY
                                     -----------------------                                                            ------------
                                         1994        1995       1996 (a)         1996 (b)         1997           1998       1996 (c)
                                     ------------ ---------- -------------    -------------- -------------- ----------- ------------
INCOME STATEMENT DATA:
Operating revenue ................... $  517.8      564.9      $  548.9        $  384.8       $  713.7       $   738.1     $ 164.9
                                      --------     ------      --------        --------       --------       ---------      -------
Cost of goods sold ..................    196.0      184.1         173.6           130.5          212.6           202.2        43.1
Bowling center operating expenses ...    115.2      166.5         178.8           123.7          251.2           335.7        80.2
Selling, general and
 administrative expenses ............     57.1       50.8          51.0            35.1           64.5            70.0        35.5
Depreciation and amortization .......     24.8       39.1          73.5            49.4          102.5           120.6        15.1
                                      --------     ------      --------        --------       --------       ---------      -------
Operating income (loss) .............    124.7      124.4          72.0            46.1           82.9             9.6        (9.0)
Interest expense, gross .............      7.4       15.7         106.2            78.0          118.4           114.7         4.5
Other income (expense), net .........     (1.5)       0.2           3.8             3.9           (8.1)           (5.3)       (0.1)
                                      ---------    ------      --------        --------       ---------      ----------     -------
Income (loss) before income taxes ...    115.8      108.9         (30.4)          (28.0)         (43.6)         (110.4)      (13.6)
Provision (benefit) for income taxes      16.5       12.1          (8.9)           (8.5)         (12.8)            7.3        (1.7)
                                      ---------    ------      ---------       ---------      ---------      ----------     -------
Net income (loss) before equity
  in loss of joint ventures and
  extraordinary items ...............     99.3       96.8         (21.5)          (19.5)         (30.8)         (117.7)      (11.9)
Equity in loss of joint ventures,
   net of tax  ......................       --         --            --              --           (1.4)           (8.2)         --
                                      ---------    -------     ---------       ---------      ---------      ----------     -------
Net income (loss) before
 extraordinary items ................     99.3       96.8         (21.5)          (19.5)         (32.2)         (125.9)      (11.9)
Extraordinary items, net of tax .....       --         --            --              --          (23.4)             --          --
                                      ---------    -------     ---------       ---------      ---------      ----------     -------
Net income (loss) ................... $   99.3    $  96.8      $  (21.5)       $  (19.5)      $  (55.6)      $  (125.9)   $  (11.9)
                                      =========    =======     =========       =========      =========      ==========    ========
Basic and diluted net loss per
 share before extraordinary items....                          $  (0.55)       $  (0.49)      $  (0.71)      $   (2.11)
Basic and diluted per share
 effect of extraordinary items ......                                --              --          (0.52)             --
                                                               ---------       ---------      ---------      ----------
Basic and diluted net loss per share                           $  (0.55)       $  (0.49)      $  (1.23)      $   (2.11)
                                                               =========       =========      =========      ==========
SELECTED DATA:
EBITDA .............................. $  149.5    $ 163.5      $  145.5        $   95.5       $  185.4       $   130.2     $   6.1
EBITDA margin .......................     28.9%      28.9%         26.5%           24.8%          26.0%           17.6%        3.7%




                                                        AS OF DECEMBER 31,
                                 -----------------------------------------------------------------
                                                       (DOLLARS IN MILLIONS)
                                   PREDECESSOR COMPANY                AMF BOWLING, INC.
                                 ------------------------   --------------------------------------
                                    1994          1995         1996          1997          1998
BALANCE SHEET DATA:              ----------   -----------   ----------   -----------   -----------
Working capital (d) ..........    $  16.9      $   29.2      $    7.8     $   43.9      $   70.6
Goodwill .....................         --            --         771.1        772.3         772.7
Total assets .................      410.2         400.4       1,594.0      1,832.1       1,980.0
Total debt ...................      186.1         167.4       1,091.3      1,060.6       1,344.0
Stockholders' equity .........      132.4         161.5         408.8        654.0         529.6
Total capital ................      318.5         328.9       1,500.1      1,714.6       1,873.6



--------
(a) Represents results of operations from January 1, 1996 through December 31, 1996 on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements.
(b) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes the results of operations of the acquired business from May 1, 1996 through December 31, 1996.
(c) Represents results of operations from January 1, 1996 through April 30,
    1996.
(d) Predecessor Company amounts reflect elimination of affiliate receivables and payables.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Information in this report contains certain forward-looking statements, which are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends" or "expects." These forward-looking statements relate to the plans and objectives of the Company for future operations. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including: (i) the Company's ability to integrate acquired operations into its business, (ii) the Company's ability to execute its long-term strategies, including to identify, finance and execute further acquisitions, (iii) the development and growth of new bowling markets and the Company's ability to identify those markets and to generate sales of products in those markets, (iv) the risk of adverse political acts or developments in the Company's existing or proposed markets for its products or in which it operates its bowling centers, (v) the Company's ability to hire and retain experienced senior management, (vi) the ability of AMF Bowling and its subsidiaries to generate sufficient cash flow in a timely manner to satisfy principal and interest payments on their indebtedness, (vii) the popularity of bowling as an activity in the United States and abroad, (viii) the continuation or worsening of economic difficulties currently being experienced by certain countries in Asia Pacific and other regions, (ix) fluctuations in currency exchange rates which affect translation of operating results and (x) increased competitive pressure from current competitors and future market entrants. In addition, actual results may differ materially from forward-looking statements in this report as a result of factors generally applicable to companies in similar businesses, including, among other things: (a) a decline in general economic conditions and (b) an adverse judgment in pending or future litigation. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included elsewhere in this report. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


BACKGROUND

     This discussion should be read in conjunction with the information contained under "Selected Financial Data" and in AMF Bowling's Consolidated Financial Statements included elsewhere herein.

     Management believes that comparison of the results of operations for the years ended December 31, 1997, on a historical basis, and 1996, on a pro forma basis, is appropriate. This is due primarily to significant changes in depreciation and amortization that result from the application of the purchase method of accounting for the Acquisition in 1996 and from the increased interest expense due to the debt incurred in connection with the Acquisition. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements.

     To facilitate a meaningful comparison, in addition to discussing the consolidated results of the Company's operations, certain portions of this Management's Discussion and Analysis of Financial Condition and Results of Operations discuss results of Bowling Centers and Bowling Products separately.

     The results of operations of Bowling Centers, Bowling Products and the consolidated group of companies are set forth below. The business segment results presented below are before intersegment eliminations since the Company's management believes that this provides a more accurate comparison of performance by segment from year to year. The intersegment eliminations are not material. Interest expense is presented on a gross basis.


PERFORMANCE BY BUSINESS SEGMENT


     BOWLING CENTERS

     Bowling Centers derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources, such as shoe rental, amusement games, billiards and pro shops. In 1998, bowling, food and beverage and other revenue represented 58.8%, 27.2% and 14.0% of total Bowling Centers revenue, respectively.

The results shown below reflect both U.S. and international Bowling Centers operations.




                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------
                                                                   (DOLLARS IN MILLIONS)
                                                           PRO FORMA
                                                           1996 (a)        1997           1998
                                                          ----------   ------------   ------------
BOWLING CENTERS (before intersegment eliminations):
Operating revenue .....................................    $ 307.3      $  429.1       $  540.9
                                                           -------      --------       --------
Cost of goods sold ....................................       27.5          39.9           54.5
Bowling center operating expenses .....................      177.2         252.5          338.5
Selling, general and administrative expenses ..........        7.0           6.3            5.8
Depreciation and amortization .........................       56.2          82.8           97.4
                                                           -------      --------       --------
Operating income ......................................    $  39.4      $   47.6       $   44.7
                                                           =======      ========       ========
SELECTED DATA:
EBITDA ................................................    $  95.6      $  130.4       $  142.1
EBITDA margin .........................................       31.1%         30.4%          26.3%
Number of centers, end of period ......................        341           470            545
Number of lanes, end of period ........................     11,782        16,315         18,858


--------
(a) Represents pro forma results of operations from January 1, 1996 through December 31, 1996. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements. The pro forma 1996 amount of selling, general and administrative expenses has been adjusted to reflect a reallocation to corporate of certain general and administrative expenses previously allocated to the Bowling Centers segment.

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997. Bowling Centers operating revenue increased $111.8 million, or 26.1%. An increase of $133.6 million was attributable to new centers, of which $113.0 million was from U.S. centers, and $20.6 million was from international centers. U.S. constant centers (centers in operation for at least one full fiscal year) revenue decreased $9.2 million, or 3.7%, primarily as a result of lower lineage, integrating newly acquired centers, nationally branded chain development activities, record-setting hot weather which adversely affected customer visits in the summer months and the later start of league play in 1998. International constant centers revenue decreased $7.8 million, or 8.4%, primarily due to unfavorable currency translation of results. On a constant exchange rate basis, international operating revenue would have increased $1.7 million, or 1.8%. A decrease in operating revenue of $4.8 million was primarily attributable to the closing of nine U.S. centers in 1998.

     Cost of goods sold increased $14.6 million, or 36.6%, primarily as a result of the net increase in the number of centers.

     Operating expenses increased $86.0 million, or 34.1%, of which approximately $86.2 million was attributable to new centers, including $74.9 million attributable to U.S. centers and $11.3 million attributable to international centers. As a percentage of its revenue, Bowling Centers operating expenses were 58.8% for the year ended December 31, 1997 compared to 62.6% for the year ended December 31, 1998, primarily as a result of nationally branded chain development activities.

     A decrease of $0.5 million, or 7.9%, in selling, general and administrative expenses was primarily attributable to expense management.

     An increase of $11.7 million, or 9.0%, in EBITDA was attributable to new centers. EBITDA margin in 1998 was 26.3% compared to 30.4% in 1997 primarily as a result of nationally branded chain development activities.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996. Bowling Centers operating revenue increased $121.8 million, or 39.6%. An increase of $125.8 million was attributable to new centers, of which $116.5 million was from U.S. centers, and $9.3 million was from international centers. An increase of $1.1 million, or 0.4%, in constant centers revenue was primarily a result of an increase in revenue in the Northeastern United States, a region in which the Company has a large number of centers and which experienced severe weather conditions during the first quarter of 1996. The increase in constant centers revenue for the year ended December 31, 1997 compared to the same period in 1996 was net of $1.0 million additional revenue in 1996 due to leap year, a $3.0 million decrease in revenue from the Japanese centers in 1997, which was primarily caused by recent poor economic conditions in Japan, and a decrease of $1.0 million in operating revenue in the third quarter of 1997 compared to the same period in 1996 which resulted from pricing specials used in the U.S. and international centers to overcome lower lineage which resulted from the hot, dry weather in these regions. Excluding these special items, constant center revenue would have increased $6.1 million, or 2.2%, in the year ended December 31, 1997 compared to the same period in 1996. A decrease in operating revenue of $5.1 million was primarily attributable to the closing of a total of eight U.S. centers in May 1996, and February, May and December 1997.

     Cost of goods sold increased $12.4 million, or 45.1%, primarily as a result of the net increase in the number of centers.

     Operating expenses increased $75.3 million, or 42.5%, of which approximately $74.6 million was attributable to new centers, including $69.6 million attributable to U.S. centers and $5.0 million attributable to international centers. As a percentage of its revenue, Bowling Centers operating expenses were 57.7% for the year ended December 31, 1996, on a pro forma basis, versus 58.8% for the year ended December 31, 1997.

     A decrease of $0.7 million, or 10.0%, in selling, general and administrative expenses was attributable to cost controls implemented in international centers in response to lower lineage discussed above and savings associated with closed centers, partially offset by additional expenses due to new centers.

     An increase of $34.8 million, or 36.4%, in EBITDA was attributable to new centers. EBITDA margin in 1997 was 30.4% compared to 31.1% in 1996, on a pro forma basis.


     BOWLING PRODUCTS

     The results shown below reflect Bowling Products operations.



                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                                    (DOLLARS IN MILLIONS)
                                                           PRO FORMA
                                                            1996 (a)        1997           1998
                                                          -----------   ------------   ------------
BOWLING PRODUCTS (before intersegment eliminations):
Operating revenue .....................................    $ 252.1       $  299.3        $ 212.5
Cost of goods sold ....................................      153.3          185.7          159.6
                                                           -------       --------        --------
Gross profit ..........................................       98.8          113.6           52.9
Selling, general and administrative expenses ..........       36.2           42.8           42.2
Depreciation and amortization .........................       18.5           19.8           22.5
                                                           -------       --------        --------
Operating income (loss) ...............................    $  44.1       $   51.0        $ (11.8)
                                                           =======       ========       =========
SELECTED DATA:
Gross profit margin ...................................       39.2%          38.0%          24.9%
EBITDA ................................................    $  62.6       $   70.8        $  10.7
EBITDA margin .........................................       24.8%          23.7%           5.0%
New Center Packages sold ..............................      3,029          4,576          2,466
New Center Packages backlog end of period (b) .........      1,426          1,725          1,078


--------
(a) Represents results of operations from January 1, 1996 through December 31, 1996 on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements. The pro forma 1996 amount of selling, general and administrative expenses has been adjusted to reflect a reallocation to corporate of certain overhead expenses previously allocated to the Bowling Products segment.
(b) NCP orders included in the backlog are routinely cancelled by customers for a number of reasons, including the unavailability of financing. Accordingly, the Company has experienced, and, especially as a result of economic difficulties experienced by certain markets, expects to continue to experience, the cancellation of a portion of such orders. The backlog as of February 28, 1999 was 865 units, which represents a reduction of 19.8% compared to a backlog of 1,078 units as of December 31, 1998. See " -- Backlog; Recent NCP Sales."

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997. Bowling Products operating revenue decreased $86.8 million, or 29.0%, due to a decrease of $74.6 million, or 45.2%, in NCP revenue, and a decrease of $12.2 million, or 9.1%, in Modernization and Consumer Products revenue. Operating results have been adversely impacted by current economic difficulties in Asia Pacific and other regions which have reduced the level of shipments for NCPs and Modernization and Consumer Products sales. The strong U.S. dollar also unfavorably affected pricing and financial statement translation. During the year ended December 31, 1998, Bowling Products recorded NCP shipments of 2,466 units compared to shipments of 4,576 units for the year ended December 31, 1997. The decrease in Modernization and Consumer Products revenue is primarily due to decreased sales to Asia Pacific customers because of adverse economic conditions and decreased Modernization sales to U.S. customers due to delayed product introductions in 1998. Additionally, a new low-cost competitor has gained new market share in China. See " -- Seasonality and Market Development Cycles" and "Business -- International Operations."

     Gross profit decreased by $60.7 million, or 53.4%. Gross profit margin was 38.0% in 1997 and 24.9% in 1998. Gross profit and gross profit margin declines were primarily a result of lower levels of NCP shipments, the strong U.S. dollar and competitive pricing as discussed above, lower margins on the 1998 Modernization and Consumer Products product mix and unabsorbed fixed overhead resulting from low production levels. See " -- International Operations."

     Bowling Products selling, general and administrative expenses decreased by $0.6 million, or 1.4%, primarily as a result of a profit improvement plan.
The Bowling Products organization was streamlined as part of a cost reduction program in order to further reduce manufacturing, selling, general and administrative expenses to offset the impact of lower sales volume on EBITDA. Savings from the cost reduction programs were partially offset by the increased investment in the first half of 1998 in certain international markets with long-term potential.

     Bowling Products EBITDA decreased $60.1 million, or 84.9%, and EBITDA margin decreased from 23.7% in 1997, to 5.0% in 1998 as a result of the lower revenue and gross profit partially offset by decreased selling, general and administrative expenses discussed above.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996. Bowling Products operating revenue increased $47.2 million, or 18.7%, primarily due to an increase of $44.7 million, or 37.1%, in NCP revenue, and an increase of $1.5 million, or 1.1%, in Modernization and Consumer Products revenue. The increase in NCP revenue was due to an overall increase in NCP sales of 1,547 units which occurred primarily in Asia Pacific, Europe, South America and the Middle East. See " -- Seasonality and Market Development Cycles."

     Gross profit increased by $14.8 million, or 15.0%. Gross profit margin was 39.2% in 1996, on a pro forma basis, and 38.0% in 1997. Competitive pricing pressure in certain markets and higher cost of sales, both experienced in the third and fourth quarter, and unfavorable exchange rates, experienced in certain markets in the fourth quarter, resulted in lower year-to-date margins in 1997. See " -- International Operations."

     Bowling Products selling, general and administrative expenses increased by $6.6 million, or 18.2%, primarily as a result of a $4.3 million increase attributable to payroll and facilities expenses related to opening and staffing certain of the Company's international sales and service offices, and an increase of $3.7 million attributable to advertising and promotion expenses. These increases were offset by a $1.4 million decrease in payroll, facilities and related expenses at U.S. locations.

     EBITDA increased $8.2 million, or 13.1%, and EBITDA margin decreased from 24.8% in 1996, to 23.7% in 1997. The margin decline was impacted by the pricing pressure and unfavorable exchange rates discussed above.


CONSOLIDATED ITEMS


     DEPRECIATION AND AMORTIZATION

     For the year ended December 31, 1998, depreciation and amortization increased by $18.1 million, or 17.7%, over the same period in 1997, primarily attributable to depreciation of property and equipment of centers acquired during 1998 and incremental depreciation expense as a result of capital expenditures.

     For the year ended December 31, 1997, depreciation and amortization increased by $29.0 million, or 39.5%, over the same period in 1996, primarily due to depreciation of property and equipment of centers acquired since May 1996 and incremental depreciation expense as a result of capital expenditures.


     INTEREST EXPENSE

     Gross interest expense decreased by $3.7 million, or 3.1%, in the year ended December 31, 1998 compared with the same period in 1997. Interest savings associated with the reduction of bank debt and the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes with proceeds of AMF Bowling's Initial Public Offering were partially offset by interest incurred on increased levels of bank debt as a result of center acquisitions and the issuance of the Debentures by AMF Bowling on May 12, 1998. See " -- Liquidity" and " -- Capital Resources" for further discussion of the bank debt and the Debentures. Cash interest paid by the Company for the year ended December 1998 totaled $76.5 million, while non-cash bond interest amortization totaled $36.7 million.

     Gross interest expense increased by $12.2 million, or 11.5%, in the year ended December 31, 1997 compared with the same period in 1996, primarily due to interest paid on increased levels of bank debt as a result of center acquisitions. See " -- Liquidity" and " -- Capital Resources." Cash interest paid by the Company for the year ended December 1997 totaled $83.2 million, while non-cash bond interest amortization totaled $33.6 million.


     NET LOSS

     Net loss in the year ended December 31, 1998 was $125.9 million compared to a net loss of $55.6 million in the year ended December 31, 1997. The increase in net loss of $70.3 million was primarily a result of decreases in Bowling Products revenue and EBITDA discussed above and the increase in depreciation expense. Additionally, the Company recorded $8.2 million in equity in loss of joint ventures in the year ended December 31, 1998 compared to a loss of $1.4 million in the year ended December 31, 1997. The Company accounts for its investments in its Hong Leong joint venture and Playcenter joint venture by the equity method. See "Note 16. Joint Ventures" in the Notes to Consolidated Financial Statements. The Company recorded a tax provision of $7.3 million in the year ended December 31, 1998 compared to a tax benefit of $12.8 million in the year ended December 31, 1997.

     Net loss increased $34.1 million, or 158.6%, for the year ended December 31, 1997 compared with the same period in 1996. Increases of $39.9 million in EBITDA discussed above on a segment basis and income tax benefit of $3.9 million were offset by increases of $29.0 million in depreciation and amortization expense, $12.2 million in interest expense, $23.4 million of extraordinary charges recorded in the fourth quarter as described below, $11.9 million in other expenses and $1.4 million of equity in loss of joint ventures.


     The Company incurred after-tax extraordinary charges totaling $23.4 million in the fourth quarter of 1997 as a result of entering into its Third Amended and Restated Credit Agreement (the "Credit Agreement") with its lenders, the premium paid to redeem a portion of the Subsidiary Senior Subordinated Discount Notes with the proceeds of the Initial Public Offering and the write-off of the portion of deferred financing costs attributable to the Subsidiary Senior Subordinated Discount Notes redeemed. See "Note 9. Long-Term Debt" in the Notes to Consolidated Financial Statements and "Selected Quarterly Data" included elsewhere herein.

     Of the $11.9 million increase in other expenses, $3.6 million is attributable to the write down of seven U.S. centers closed in 1997 and three U.S. centers which the Company closed in 1998, $1.6 million is attributable to an increase in losses recorded on sales of property and equipment and $3.0 million represents an increase in losses on foreign exchange transactions. In addition to the increases in these expenses, interest income decreased $3.7 million. Proceeds from the issuance of Subsidiary Notes which were used to partially fund the Acquisition were received by the Company in March 1996, and earned interest income until May 1, 1996, the date of Acquisition.


     INCOME TAXES

     Prior to the Acquisition, certain of the companies within the Predecessor Company elected S corporation status under the Internal Revenue Code of 1986, as amended (the "Code"). Upon consummation of the Acquisition, those companies became taxable corporations under the Code.

     In connection with the Acquisition, the two principal subsidiaries of the Company elected under Section 338(h)(10) of the Code to treat the stock purchase as a deemed asset acquisition for the purposes of U.S. federal income taxes. These elections permitted both of the affiliated companies to revalue their assets to fair market value and treat any amortizable goodwill as tax deductible over 15 years.

     As of December 31, 1998, the Company had net operating losses of approximately $194.5 million which will carry over to future years to offset U.S. taxes. Net operating losses will begin to expire in the year 2011. The Company has recorded a valuation reserve as of December 31, 1998 for $45.6 million related to net operating losses and foreign tax credits. Management believes that there is a risk that certain of these net operating losses and foreign tax credit carryforwards may expire unused and, accordingly, has established a valuation allowance against them.


LIQUIDITY


     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     The Company's primary source of liquidity is cash provided by operations and credit facilities as described below. Working capital on December 31, 1998 was $70.6 million compared to $43.9 million as of December 31, 1997, an increase of $26.7 million. This increase in working capital was primarily attributable to an increase of $8.2 million in inventory balances primarily due to new product introductions and the increase in the number of bowling centers as a result of acquisitions, an increase in $8.4 million in accounts receivable primarily as a result of an increased amount of sales closer to the end of the year in 1998 compared to the same period in 1997 and the timing of payments by customers on new product sales, a decrease of $10.7 million in accounts payable and accrued expenses and a net increase of $7.2 million in other current assets and liabilities. The increase in working capital was offset by a decrease in working capital caused by a decrease of $2.8 million in cash and an increase of $5.0 million in the current portion of long-term debt.

     Net cash flows provided by operating activities were $1.5 million for the year ended December 31, 1998 compared to net cash flows provided of $47.7 million for the year ended December 31, 1997, a decrease of $46.2 million. A decrease of $70.3 million was attributable to the net loss of $125.9 million recorded in the year ended December 31, 1998 compared to a net loss of $55.6 million in the same period of 1997; a decrease of $27.3 million was caused by decreased levels of accounts payable and accrued expenses; a decrease of $6.9 million was attributable to the increase in other assets primarily due to increases in deposits and other assets. These decreases were offset by an increase of $20.0 million attributable to a decrease in the level of deferred taxes; an increase of $16.0 million attributable to lower levels of accounts receivable, an increase of $18.2 million in depreciation and amortization, loss on the sale of property and equipment, net of $4.5 million attributable to the closure of nine bowling centers and the sale of the Company's Swiss bowling center in 1998, an increase of $9.9 million attributable to lower inventory balances resulting from lower Bowling Products sales volumes in 1998; and increased bond amortization of $3.1 million as lower levels of bond amortization resulting from the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes in connection with the Initial Public Offering were offset by bond amortization attributable to the Debentures; a net increase of $3.2 million attributable to changes in other operating activities and an increase in the equity in loss of joint ventures of $6.8 million. Extraordinary items associated with the redemption of debt in 1997 with proceeds from the Initial Public Offering totaled $23.4 million.

     Net cash flows used in investing activities were $242.0 million for the year ended December 31, 1998 compared to net cash flows used of $288.6 million for the year ended December 31, 1997, a decrease of $46.6 million. Bowling Center acquisition spending decreased by $41.2 million and purchases of property and equipment increased by $9.9 million in the year ended December 31, 1998, compared to the same period in 1997. In the year ended December 31, 1998, the Company purchased 83 centers compared to 122 centers in the same period in 1997. Investments in and advances to joint ventures totaled $5.6 million in the year ended December 31, 1998 compared to investments in or advances to joint ventures of $21.3 million in the same period of 1997. Other cash flows provided from investing activities decreased $0.4 million. See "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements and " -- Capital Expenditures" for additional discussion of these investing activities.

     Net cash provided by financing activities was $234.9 million for the year ended December 31, 1998 compared to the net cash provided of $235.7 million for the year ended December 31, 1997, a decrease of $0.8 million. Proceeds from long-term debt increased $297.1 million primarily as a result of the issuance of the Debentures on May 12, 1998 for gross proceeds of approximately $284.1 million less deferred financing costs of $11.1 million. In addition, borrowings under the Credit Agreement increased $24.1 million primarily as a result of funding center acquisitions and working capital. Payments on long-term debt were lower by $2.7 million in 1998 compared to 1997. In the year ended December 31, 1997, $279.1 million was provided from net proceeds of the Initial Public Offering, $36.6 million was provided from additional capital contributions used in part to fund acquisitions and for other corporate purposes. In the year ended December 31, 1997, $14.6 million was used to pay the premium associated with the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes with proceeds from the Initial Public Offering and $0.5 million was used for the repurchase of an officer's shares in connection with the termination of his employment with the Company. See "Note 9. Long-Term Debt," "Note 13. Employee Benefit Plans," and "Note 15. Acquisitions" in the Notes to Condensed Consolidated Financial Statements and " -- Capital Resources."

     As a result of the aforementioned, cash decreased by $2.8 million for the year ended December 31, 1998 compared to a decrease of $7.8 million for the year ended December 31, 1997.

     The net proceeds of the sale of the Debentures discussed above were approximately $273.0 million, of which $249.6 million was used to repay senior bank indebtedness under the Credit Agreement and $23.4 million was used for general corporate purposes. As of December 31, 1998, $163.0 million was outstanding under the Bank Facility (as defined below) and $192.0 million was available for borrowing thereunder primarily for working capital purposes. Effective September 30, 1998, the Company renegotiated certain financial covenants under the Credit Agreement, pursuant to Amendment No. 1 and Waiver to the Credit Agreement (the "Amendment and Waiver"), with respect to the third and fourth quarters of 1998 and the year ended December 31, 1999. The Amendment and Waiver also substantially restricts the Company's ability to borrow to finance acquisitions and places limits on the Company's ability to make capital expenditures, investments and acquisitions. The financial covenants existing prior to the Amendment and Waiver will be reinstated commencing the beginning of 2000. Based on current performance, the Company will not meet the requirements of the financial covenants that will be reinstated.


     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     The following discussion compares AMF Bowling's results for the year ended December 31, 1997 with the period ended December 31, 1996, on an historical basis.

     Net cash flows provided by operating activities were $73.8 million for the period ended December 31, 1996 compared with net cash provided of $47.7 million for the year ended December 31, 1997, a decrease of $26.1 million. Net cash was provided from an increase of $53.1 million in depreciation and amortization as a result of incremental depreciation recorded on bowling center acquisitions and capital expenditures of the Company, an increase of $8.8 million which resulted from amortization of the discount related to the bonds used to partially fund the Acquisition and an increase of $4.0 million attributable to loss recorded on the sale of property and equipment. In 1997, net cash of $1.4 million was provided by the equity in loss of joint ventures and $23.4 million was provided by the after-tax extraordinary charges discussed above. Net cash used resulted from an increase of $36.1 million in net loss, an increase of $19.6 million in the change in accounts receivable primarily resulting from the increased levels of NCP sales compared with the same period in 1996, an increase of $18.8 million in the change in inventory, primarily reflecting the increased backlog of NCP orders to be shipped after December 31, 1997, an increase in the change in other assets of $8.9 million, an increase in the change in net deferred income tax assets of $6.2 million and a decrease of $27.2 million in the change in accounts payable and other liabilities.

     Net cash flows used in investing activities were $1,467.1 million for the period ended December 31, 1996 compared with net cash flows used of $288.6 million for the year ended December 31, 1997. During the period ended December 31, 1996, cash flows used for acquisitions of operating units, net of cash acquired, including the Acquisition, totaled $1,450.9 million, capital spending was $16.9 million and other investing cash flows provided were $0.7 million. During the year ended December 31, 1997, acquisitions of bowling centers totaled $214.8 million, capital spending was $56.7 million, investments in and advances to the Company's Hong Leong joint venture and Playcenter joint venture totaled $21.3 million, and other cash flows provided by investing activities were $4.2 million attributable to proceeds from the sale of property. See "Note 15. Acquisitions" in the "Notes to Consolidated Financial Statements" and " -- Capital Expenditures."

     Net cash provided by financing activities was $1,438.3 million for the period ended December 31, 1996 compared with net cash provided of $235.7 million for the year ended December 31, 1997. During the period ended December 31, 1996, the Company had borrowings, net of deferred financing costs, of $1,059.3 million from debt incurred to finance the Acquisition and from the Acquisition Facility (as defined below), and made payments of $38.9 million on this debt. Additionally, a total of $420.8 million was received as capital contributions by the institutional stockholders of AMF Bowling and certain of its officers and directors. Of the total capital contributed, $380.8 million was for the initial capitalization of the Company and the Acquisition, and $40.0 million was received as additional capital contributions in connection with the acquisition of centers. During 1997, funds were used primarily for the payment of long-term debt totaling $304.6 million, $14.6 million was attributable to the premium paid in connection with the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes discussed above, $0.7 million was attributable to payments on non-compete obligations and $0.5 million was used for the repurchase of an officer's shares in connection with the termination of his employment with the Company. Funds were provided in 1997 by borrowings of long-term debt totaling $240.4 million, $36.6 million of additional capital contributions used in part to fund acquisitions and for other corporate purposes and $279.1 million of net proceeds from the Initial Public Offering. See "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

     As a result of the aforementioned, cash increased by $43.6 million for the period ended December 31, 1996 compared to a decrease of $7.8 million for the year ended December 31, 1997.


CAPITAL RESOURCES

     The Company's total indebtedness is primarily a result of the financing of the Acquisition and the Company's bowling center acquisition program. At December 31, 1998, the Company's debt structure consisted of $583.9 million of senior debt, $250.0 million of Subsidiary Senior Subordinated Notes, $213.2 million of Subsidiary Senior Subordinated Discount Notes, and $296.9 million of Debentures. The Company's senior debt consisted of $418.9 million of term loans, $163.0 million of revolving credit advances under the Bank Facility (as defined below) and $2.0 million represented by one mortgage note. At December 31, 1998, the Company was capitalized with equity of $529.6 million.

     In September 1997, certain stockholders of AMF Bowling purchased an aggregate of 1,780,000 shares of Common Stock for $20.00 per share. The aggregate $35.6 million capital contribution was used to fund acquisitions.

     On November 3, 1997, the Company entered into the Third Amended and Restated Credit Agreement, under which the previously existing acquisition facility (the "Acquisition Facility") and a portion of the previously existing term facilities were converted into a non-amortizing revolving bank facility (the "Bank Facility"), the aggregate size of which was increased to $355.0 million, and a portion of such revolving credit indebtedness was repaid with proceeds of the Initial Public Offering. In 1998, the Company entered into the Amendment and Waiver that amended or waived certain financial covenants of the Credit Agreement and imposed certain restrictions on the Company's operations through December 31, 1999. In addition, for 1999, borrowings to finance acquisitions are substantially restricted and limits have been placed on the Company's ability to make capital expenditures, investments and acquisitions. The Company believes that it will be in compliance with the amended covenants during 1999, but any downturn in the current performance of the Company could result in non-compliance with these financial covenants. The financial covenants existing prior to the amendment will be reinstated in the year beginning 2000. However, based on current performance the Company will not meet the requirements of the financial covenants that will be reinstated. Failure by the Company to comply with its credit agreement covenants could result in an event of default which, if not cured or waived, will have a material adverse effect on the Company. Actual borrowing under the Credit Agreement must meet certain financial tests under the Credit Agreement and the indentures governing the Subsidiary Notes (the "Subsidiary Indentures"). The Company's leverage may adversely affect its ability to meet these tests, and, as a result, to obtain such financing. For the year ended December 31, 1998, additional borrowings under the Bank Facility totaled $264.5 million, of which $249.6 million was repaid from proceeds from the sale of the Debentures, and were used to fund the acquisitions of centers and increases in working capital and for general corporate purposes. As of December 31, 1998, $163.0 million was outstanding and $192.0 million was available for borrowing under the Bank Facility.

     In November 1997, AMF Bowling issued 15,525,000 shares of Common Stock at $19.50 per share pursuant to the Initial Public Offering. The net proceeds of the Initial Public Offering were approximately $279.1 million, after deducting the underwriting discount and expenses payable by AMF Bowling, and were used to repay $150.8 million of indebtedness under the Credit Agreement and to redeem $118.9 million in principal of the Subsidiary Senior Subordinated Discount Notes. See "Note 9. Long-Term Debt" and "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

     On May 12, 1998, AMF Bowling completed the private placement of the Debentures for net proceeds of $273.0 million.

     The Company funded its cash needs through the Bank Facility as well as cash flow from operations and existing cash balances. A substantial portion of the Company's available cash will be applied to service outstanding indebtedness. For the year ended December 31, 1998, the Company incurred cash interest expense of $76.5 million, representing 58.8% of EBITDA of $130.2 million for the year. For the year ended December 31, 1997, the Company incurred cash interest expense of $83.0 million, representing 44.8% of EBITDA of $185.4 million for the year. From the inception date of January 12, 1996 through December 31, 1996, the Company incurred cash interest expense of $53.0 million, representing 55.5% of EBITDA of $95.5 million for the period.

     The Subsidiary Indentures and the Credit Agreement contain financial and operating covenants and significant restrictions on the ability of the Company to pay dividends, incur indebtedness, make investments and take certain other corporate actions. See "Note 9. Long-Term Debt" in the Notes to Consolidated Financial Statements.

     The Company's ability to make scheduled payments of principal of, or to pay interest on, or to refinance its indebtedness depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, including the conditions of the debt and equity markets.


CAPITAL EXPENDITURES

     For the year ended December 31, 1998, the Company's capital expenditures were $66.6 million compared to $56.7 million for the year ended December 31, 1997, an increase of $9.9 million. Bowling Centers capital expenditures increased $12.1 million, which was attributable to the higher number of the Company's centers as a result of the Company's acquisition program; Bowling Products capital expenditures decreased $0.2 million as a result of decreased expenditures on certain new products; expenditures on Company-wide information systems decreased $3.5 million and other expenditures increased $1.5 million.

     For the year ended December 31, 1997, the Company's capital expenditures were $56.7 million (excluding acquisitions) compared with $23.8 million for the year ended December 31, 1996, on a pro forma basis (capital expenditures of the acquired business from January 1, 1996 through December 31, 1996). The increase was primarily due to an ongoing modernization program, information system expenditures and construction of the Chelsea Piers center in New York City.

     The Company conducts an ongoing modernization and maintenance program that results in its centers having upgraded physical plants and generally attractive appearances.

     Bowling Products has relatively modest capital investment requirements, and the Company follows a relatively conservative approach to capital investment. Maintenance and replacement investments have been made when clearly needed, but as close to the end of the useful lives of assets as possible. Investment in new product development has received investment priority and has focused on projects with projected payback periods of one to three years.

     While the Company's intention is to continue its efforts to consolidate the U.S. bowling center industry by purchasing additional bowling centers, the Company recently curtailed its pace of acquisitions so that management can focus on improving financial performance of its current centers. In the near term, however, the Company continues to evaluate acquisitions on a more limited scale. As of February 28, 1999, the Company has no formal commitments to build or acquire centers. The Company has committed to build one Michael Jordan Golf Center in 1999. See "Business -- Business Strategy."

     The Company funded its capital expenditures from cash generated by operations and, with respect to the construction and acquisition of new centers, internally-generated cash, the Bank Facility, and issuances of common equity. See "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements, " -- Liquidity" and " -- Capital Resources."


SEASONALITY AND MARKET DEVELOPMENT CYCLES

     The U.S. bowling center operations are seasonal. The following table sets forth AMF's U.S. constant centers revenue for the last four quarters:



                                               QUARTER ENDING (DOLLARS IN MILLIONS)
                          ------------------------------------------------------------------------------
                           MARCH 31, 1998     JUNE 30, 1998     SEPTEMBER 30, 1998     DECEMBER 31, 1998
                          ----------------   ---------------   --------------------   ------------------
Total Revenue .........       $ 78.0             $ 48.6              $ 46.7                $ 68.6
% of Total ............         32.2%              20.1%               19.3%                 28.4%


     On a consolidated basis, revenue and EBITDA of the Company's businesses are less seasonal and cyclical. The geographic diversity of the Company's bowling centers, which operate across different regions of the U.S. and across ten other countries, has historically decreased the seasonality of the Company's annual cash flows. Although financial performance of Bowling Centers operations is seasonal in nature in many countries, with cash flows typically peaking in the winter months and reaching their lows in the summer months, the geographic diversity of the Company's bowling centers has helped reduce this seasonality as bowling centers in certain countries in which AMF operates exhibit different seasonal sales patterns. In Australia, where AMF has its largest number of international centers, the reversal of seasons relative to the U.S. helps mitigate the seasonality in worldwide operations. AMF's cash flows are further stabilized by the location of many centers in regions where the climates have high average temperatures and high humidity. In the U.S., during the summer months when league bowling is generally less active, bowling centers in the southern U.S. continue to show strong performance. Similarly, in regions with warm summer climates such as Hong Kong and Mexico, where bowling in air-conditioned centers may be more attractive than outdoor activities, bowling centers show strong performance. The increase in U.S. centers attributable to the Company's acquisition program, however, has accentuated the seasonality of financial performance of the Bowling Centers business. See "Note 17. Business Segments" in the Notes to Consolidated Financial Statements.

     Modernization and Consumer Products sales display seasonality. The U.S. market, which is the largest market for Modernization and Consumer Products, is driven by the beginning of league play in the fall of each year. While proprietors purchase Consumer Products throughout the year, they often place larger orders during the summer in preparation for the fall start of leagues. Summer is also often the peak period for modernization equipment. Operators typically sign purchase orders for modernization equipment during the first four months of the year after they receive winter league revenue indications. Equipment is then shipped and installed during the summer when leagues are generally less active. However, sales of some modernization equipment such as automatic scoring and synthetic lanes are less predictable and fluctuate from year to year because of the longer life cycle of these major products.

     The NCP category of bowling products experiences significant fluctuations due to changes in demand for NCPs as certain markets experience high growth followed by market maturity, at which time sales to that market decline, sometimes rapidly. Market cycles for individual countries have, in the past, spanned several years, with periods of high demand for several markets (e.g., South Korea and Taiwan) which, in the Company's experience, last five years or more. Current economic difficulties in Asia Pacific and other regions have resulted in the reduction in shipments and backlog for NCPs. See " -- Backlog; Recent NCP Sales."


INTERNATIONAL OPERATIONS

     The Company's international operations are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs and tariffs, value added taxes and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales or on its results of operations.

     AMF has a history of operating in a number of international markets, in some cases, for over 30 years. As in the case of other U.S.-based manufacturers with export sales, local currency devaluation increases the cost of the Company's bowling equipment in those markets. As a result, a strengthening U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods.

     Economic difficulties in Asia Pacific and other regions contributed to a reduction in the level of shipments for NCPs. The limited availability of financing for customers to construct new bowling centers also contributed to the reduction of orders. As of December 31, 1998, the NCP backlog was 1,078 which is a reduction of 37.5% compared to December 31, 1997. As of February 28, 1999, the NCP backlog was 865, which is a 19.8% reduction compared to December 31, 1998 and a 49.9% reduction compared to December 31, 1997.

     NCP unit sales to China, Japan and other Asia Pacific markets represented 52.8% for the year ended December 31, 1998 compared to 72.7% for the year ended December 31, 1997. NCP unit backlog related to China, Japan and other Asia Pacific markets represented 70.6% of total NCP unit backlog at February 28, 1999 compared to 74.2% at December 31, 1998 and 70.4% at December 31, 1997.

     Foreign currency exchange rates can also affect the translation of operating results from international bowling centers. For the years ended December 31, 1998 and 1997, revenue of international bowling centers represented 15.6% and 14.6% of consolidated results, respectively. For the years ended December 31, 1998 and 1997, EBITDA of international bowling centers represented 24.3% and 16.0% of consolidated results, respectively.

     In December 1996, China extended through June 1997 the concession allowing foreign investment enterprises to import capital equipment without customs duty or VAT. From July 1997 to approximately June 1998, there was sporadic enforcement of the new policy requiring full customs duty and VAT. In addition, the nominal customs duty rate for bowling equipment was cut by approximately 50% in 1997. Purchasers of bowling equipment used import facilitators throughout this period to import at favorable duty and VAT rates.

     In approximately July 1998, China significantly strengthened its import restrictions and virtually eliminated the customs duty-free and VAT-free importation of new and used capital goods. In the second half of 1998, the customs authorities also began stringently enforcing a new policy passed without advance notice in early 1998 forbidding the importation of used capital equipment without permits. Permits for the importation of used bowling equipment have proven quite difficult to obtain. During the second half of 1998 and the beginning of 1999, AMF customers used facilitators for importing AMF equipment, but they have done so primarily as a vehicle for purchasing the equipment in local currency and not as a means to reduce customs duties and VAT.

     Local Chinese companies are not subject to the same restrictions. In 1997, a Chinese company, Shanghai Zhonglu Industrial Co., Ltd., began production of locally-manufactured low-end bowling equipment and has experienced significant acceptance by local customers. This equipment is not subject to the customs duties that affect imported equipment.


BACKLOG; RECENT NCP SALES

     The total backlog of NCPs was 1,078 units as of December 31, 1998, representing a reduction of 37.5% compared to 1,725 units as of December 31, 1997. As of February 28,1999, the NCP backlog was 865, which is a 19.8% reduction compared to December 31, 1998 and a 49.9% reduction compared to December 31, 1997. It is expected that NCP backlog will continue for the foreseeable future at levels which are substantially lower than those experienced in 1997. NCP orders included in the backlog are routinely cancelled by customers for a number of reasons including unavailability of financing. Accordingly, the Company has experienced, and, in large part as a result of economic difficulties experienced by certain markets, particularly in the Asia Pacific region, expects to continue to experience, the cancellation of a portion of its NCP orders. NCP sales for the year ended December 31, 1998 totaled $90.5 million, a 45.2% decrease from the same period in 1997. NCP shipments were 2,466 units for the year ended December 31, 1998, representing a reduction of 46.1% compared to shipments of 4,576 units for the year ended December 31, 1997, which was largely attributable to the recent economic difficulties in the Asia Pacific region. See " -- Seasonality and Market Development Cycles" and " -- International Operations."

     NCP sales for the year ended December 31, 1997 totaled $165.1 million, a 37.1% increase over the same period in 1996. Management believes that the significant increase was attributable to the market development and sales programs implemented in mid-1996 which were designed to increase NCP sales activity in certain markets around the world.


IMPACT OF INFLATION

     There was no significant impact on the Company's operations as a result of inflation during the years ended December 31, 1998 and 1997 and for the period ended December 31, 1996.


RECENT ACCOUNTING PRONOUNCEMENTS

     Effective for the fiscal year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." Adoption of these standards did not have a material impact on the Company's financial position or results of operations. See "Note 2. Significant Accounting Policies -- Comprehensive Income" in the Notes to Consolidated Financial Statements regarding adoption of SFAS No. 130.

     Effective for the fiscal year ended December 31, 1999, the Company is required to adopt Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Effective for the quarter ended March 31, 2000, the Company is required to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect that adoption of these standards will have a material impact on the Company's financial position or results of operations.


YEAR 2000 ISSUE

     YEAR 2000

     Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the Year 2000 as "00" and may assume that the year is 1900 rather than 2000. This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures, and is in the process of preparing for the Year 2000.

     The Company has evaluated its Year 2000 risk in three separate categories: information technology systems ("IT"), non-IT systems ("Non-IT") and material third party relationships ("Third Party Risk"). The Company has developed a plan in which the risks in each of these categories are being reviewed and addressed by the appropriate level of management as follows:

     IT. The Company has a number of financial, retail and operational systems worldwide. The retail systems in many of its bowling centers are already Year 2000 compliant. The Company is in the process of installing corrective measures for those bowling centers that are not compliant and expects this effort to be complete by the third quarter of 1999. The Company is installing new financial and operational systems at several locations. In connection with this effort, system programs have been designed so that the Year 2000 will be recognized as a valid date and will not affect the processing of date-sensitive information. The financial and operational systems have already been installed for U.S. Bowling Centers and at the corporate level. The effort will be complete for Bowling Products locations before year-end. Several locations have existing systems that are being upgraded for Year 2000 compliance, which will be completed by the end of the second quarter of 1999. For the years ended December 31, 1997 and 1998, the Company spent approximately $12.6 million and $4.1 million, respectively, on systems that are designed to be Year 2000 compliant. The Company expects to spend an additional $7.6 million to complete the installation. These costs include normal system software and equipment upgrades or replacements which the Company anticipated incurring and budgeted in the normal course of business, separate from the Year 2000 issue.

     NON-IT. Non-IT systems involve embedded technologies, such as microcontrollers or microprocessors. Examples of Non-IT systems include telephones, security systems and computer-controlled manufacturing equipment. The Company sells automatic scoring that is computerized and has developed a software program at a cost to the Company of approximately $50,000 that will address the Year 2000 issue in its automatic scoring. This software will be made available to customers with service contracts at no cost and will be sold to customers without service contracts. To date, management believes the Company's Non-IT risks are minimal. For the most part, costs of addressing Non-IT risks are included in normal upgrade and replacement expenditures which were planned outside of the Company's Year 2000 review.

     THIRD PARTY RISK. The Company's review of its Third Party Risk includes detailed reviews of critical relationships with vendors and certain business partners. The Company is monitoring and assessing the progress of its vendors and certain business partners to determine whether they will be able to successfully interact with the Company in the Year 2000. The Company has contacted and received oral or written responses from at least half of its critical vendors, all of which are in various stages of addressing the Year 2000 issue, and is currently awaiting response from the remainder of its critical vendors.

     If the steps taken by the Company and its vendors and certain business partners to be Year 2000 compliant are not successful, the Company could experience various operational difficulties. These could include, among other things, processing transactions to an incorrect accounting period, difficulties in posting general ledger interfaces and lapse of certain services by vendors to the Bowling Centers operations. If the Company's plan to install new systems which effectively address the Year 2000 issue is not successfully or timely implemented, the Company may need to devote more resources to the process and additional costs may be incurred. The Company believes that the Year 2000 issue is being appropriately addressed through the implementation of these new systems and software development and by its critical vendors and certain business partners and does not expect the Year 2000 issue to have a material adverse impact on the financial position, results of operations or cash flows of the Company in future periods. However, should the remaining review of the Company's Year 2000 risks reveal potentially non-compliant computer systems or material third parties, contingency plans will be developed at that time.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


INDEX
FINANCIAL STATEMENTS


AMF BOWLING, INC. AND SUBSIDIARIES
o Report of Independent Public Accountants ..................................................  26
o Consolidated Balance Sheets as of December 31, 1998 and 1997 ..............................  27
o Consolidated Statements of Operations for the Years Ended December 31, 1998, 1997,
    and the Period Ended December 31, 1996 ..................................................  28
o Consolidated Statements of Cash Flows for the Years Ended December 31, 1998 and 1997,
    and the Period Ended December 31, 1996 ..................................................  29
o Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1998
    and 1997, and the Period Ended December 31, 1996 ........................................  30
o Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 1998
    and 1997, and the Period Ended December 31, 1996 ........................................  31
o Notes to Consolidated Financial Statements ................................................  32

AMF BOWLING, INC. AND SUBSIDIARIES
o Selected Quarterly Data (unaudited) .......................................................  64

AMF BOWLING GROUP (PREDECESSOR COMPANY)
o Report of Independent Accountants .........................................................  65
o Combined Balance Sheet as of April 30, 1996 ...............................................  66
o Combined Statement of Operations for the Four Months Ended April 30, 1996 .................  67
o Combined Statement of Cash Flows for the Four Months Ended April 30, 1996 .................  68
o Combined Statement of Changes in Stockholders' Equity for the Four Months
     Ended April 30, 1996....................................................................  69
o Notes to Combined Financial Statements ....................................................  70

FINANCIAL STATEMENT SCHEDULES

AMF BOWLING, INC.
o Report of Independent Public Accountants on Schedule I ....................................  99
o Schedule I -- Condensed Financial Information of AMF Bowling, Inc ......................... 100

AMF BOWLING GROUP (PREDECESSOR COMPANY)
o Schedule II -- Valuation and Qualifying Accounts and Reserves ............................. 104


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMF BOWLING, INC.:


     We have audited the accompanying consolidated balance sheets of AMF Bowling, Inc. (a Delaware corporation) and subsidiaries as of December 31,
1998 and 1997, and the related consolidated statements of operations, cash flows, stockholders' equity and comprehensive loss for the years ended December 31, 1998 and 1997, and the period from inception (January 12, 1996) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMF Bowling, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, and the period from inception (January 12, 1996) through December 31, 1996, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP



Richmond, Virginia
February 19, 1999

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)


                                                                                                   AS OF DECEMBER 31,
                                                                                             -------------------------------
                                                                                                  1998             1997
                                                                                             --------------   --------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ...............................................................    $    33,002      $    35,790
 Accounts and notes receivable, net of allowance for doubtful accounts of $6,492 and               82,435           73,991
  $5,012, respectively
 Inventories .............................................................................         64,735           56,568
 Deferred taxes and other ................................................................         23,960           17,049
                                                                                              -----------      -----------
  TOTAL CURRENT ASSETS ...................................................................        204,132          183,398
Property and equipment, net ..............................................................        873,985          750,885
Leasehold interests, net .................................................................         42,863           47,180
Deferred financing costs, net ............................................................         27,787           18,911
Goodwill, net ............................................................................        772,744          772,348
Investments in and advances to joint ventures ............................................         17,436           19,999
Other assets .............................................................................         41,027           39,331
                                                                                              -----------      -----------
  TOTAL ASSETS ...........................................................................    $ 1,979,974      $ 1,832,052
                                                                                              ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ........................................................................    $    33,912      $    41,583
 Accrued expenses ........................................................................         61,809           64,865
 Income taxes payable ....................................................................          5,389            5,644
 Current portion of long-term debt .......................................................         32,375           27,376
                                                                                              -----------      -----------
  TOTAL CURRENT LIABILITIES ..............................................................        133,485          139,468
Long-term debt, less current portion .....................................................      1,311,589        1,033,223
Other long-term liabilities ..............................................................          5,265            5,333
                                                                                              -----------      -----------
  TOTAL LIABILITIES ......................................................................      1,450,339        1,178,024
                                                                                              -----------      -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common stock (par value $.01 per share, 200,000,000 shares authorized, 59,747,550 and
  59,630,000, issued and outstanding, respectively) ......................................            597              596
 Paid-in capital .........................................................................        749,305          748,053
 Retained deficit ........................................................................       (200,942)         (75,048)
 Foreign currency translation adjustment .................................................        (19,325)         (19,573)
                                                                                              -----------      -----------
   TOTAL STOCKHOLDERS' EQUITY ............................................................        529,635          654,028
                                                                                              -----------      -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ............................................    $ 1,979,974      $ 1,832,052
                                                                                              ===========      ===========


                 The accompanying notes are an integral part of
                       these consolidated balance sheets.

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)


                                                                                 YEAR ENDED DECEMBER 31,         PERIOD ENDED
                                                                             --------------------------------    DECEMBER 31,
                                                                                   1998             1997           1996 (a)
                                                                             ---------------   --------------   -------------
OPERATING REVENUE ........................................................     $   738,113       $  713,668      $  384,809
                                                                               -----------       ----------      ----------
OPERATING EXPENSES:
 Cost of goods sold ......................................................         202,224          212,544         130,542
 Bowling center operating expenses .......................................         335,705          251,206         123,673
 Selling, general, and administrative expenses ...........................          70,015           64,546          35,070
 Depreciation and amortization ...........................................         120,637          102,447          49,386
                                                                               -----------       ----------      ----------
  Total operating expenses ...............................................         728,581          630,743         338,671
                                                                               -----------       ----------      ----------
  Operating income .......................................................           9,532           82,925          46,138
NONOPERATING EXPENSES (INCOME):
 Interest expense ........................................................         114,662          118,385          77,990
 Other expenses, net .....................................................           7,655           10,106           1,912
 Interest income .........................................................          (2,392)          (1,954)         (5,748)
                                                                               -----------       ----------      ----------
  Total nonoperating expenses ............................................         119,925          126,537          74,154
                                                                               -----------       ----------      ----------
 Loss before income taxes ................................................        (110,393)         (43,612)        (28,016)
 Provision (benefit) for income taxes ....................................           7,294          (12,776)         (8,532)
                                                                               -----------       ----------      ----------
 Net loss before equity in loss of joint ventures and extraordinary items         (117,687)         (30,836)        (19,484)
 Equity in loss of joint ventures ........................................          (8,207)          (1,362)             --
                                                                               -----------       ----------      ----------
 Net loss before extraordinary items .....................................        (125,894)         (32,198)        (19,484)
 Extraordinary items, net of tax of $12,778 ..............................              --          (23,366)             --
                                                                               -----------       ----------      ----------
 Net loss ................................................................     $  (125,894)      $  (55,564)     $  (19,484)
                                                                               ===========       ==========      ==========
NET LOSS PER SHARE, BASIC AND DILUTED:
 Net loss per share before extraordinary items ...........................     $     (2.11)      $    (0.71)     $    (0.49)
 Per share effect of extraordinary items .................................              --          (  0.52)             --
                                                                               -----------       ----------      ----------
 Net loss per share ......................................................     $     (2.11)      $    (1.23)     $    (0.49)
                                                                               ===========       ==========      ==========
 Weighted average shares outstanding .....................................          59,717           45,249          39,713
                                                                               ===========       ==========      ==========

--------
(a) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes results of operations of the acquired business from May 1, 1996 through December 31, 1996.


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


                                                                                      YEAR ENDED DECEMBER 31,       PERIOD ENDED
                                                                                   ------------------------------   DECEMBER 31,
                                                                                         1998           1997          1996 (a)
                                                                                   --------------- -------------- ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ........................................................................   $  (125,894)    $  (55,564)   $    (19,484)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization ..................................................       120,637        102,447          49,386
  Equity in loss of joint ventures ...............................................         8,207          1,362              --
  Extraordinary items, net of tax ................................................            --         23,366              --
  Deferred income taxes ..........................................................          (243)       (20,221)        (14,040)
  Amortization of bond discount ..................................................        36,697         33,562          24,731
  Loss on the sale of property and equipment, net ................................         8,948          4,446             408
  CHANGES IN ASSETS AND LIABILITIES:
   Accounts and notes receivable, net ............................................       (10,153)       (26,093)         (6,504)
   Inventories ...................................................................        (7,069)       (16,971)          1,862
   Other assets ..................................................................       (19,852)       (12,897)         (4,010)
   Accounts payable and accrued expenses .........................................        (9,531)        17,782          21,930
   Income taxes payable ..........................................................          (214)           602             417
   Other long-term liabilities ...................................................           (73)        (4,089)         19,135
                                                                                     -----------     ----------    ------------

Net cash provided by operating activities ........................................         1,460         47,732          73,831
                                                                                     -----------     ----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of operating units, net of cash acquired ...........................      (173,492)      (214,761)     (1,450,928)
 Investments in and advances to joint ventures ...................................        (5,643)       (21,361)             --
 Purchases of property and equipment .............................................       (66,639)       (56,703)        (16,941)
 Proceeds from the sale of property and equipment ................................         3,811          4,180             754
                                                                                     -----------     ----------    ------------
  Net cash used in investing activities ..........................................      (241,963)      (288,645)     (1,467,115)
                                                                                     -----------     ----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing costs ...................       537,510        240,406       1,059,277
 Payment on long-term debt .......................................................      (301,985)      (304,621)        (38,875)
 Prepayment penalty ..............................................................            --        (14,571)             --
 Capital contributions ...........................................................            --         36,600         420,750
 Net proceeds from issuance of shares ............................................            44        279,071              --
 Repurchase of shares ............................................................            --           (500)             --
 Noncompete obligations ..........................................................          (677)          (647)         (2,892)
                                                                                     -----------     ----------    ------------
  Net cash provided by financing activities ......................................       234,892        235,738       1,438,260
                                                                                     -----------     ----------    ------------
  Effect of exchange rates on cash ...............................................         2,823         (2,603)         (1,408)
                                                                                     -----------     ----------    ------------
  Net (decrease) increase in cash ................................................        (2,788)        (7,778)         43,568
  Cash and cash equivalents at beginning of period ...............................        35,790         43,568              --
                                                                                     -----------     ----------    ------------
  Cash and cash equivalents at end of period .....................................   $    33,002     $   35,790    $     43,568
                                                                                     ===========     ==========    ============

--------
(a) For the period from the inception date of January 12, 1996, through December 31, 1996, which includes the cash flows of the acquired business from May 1, 1996 through December 31, 1996.


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

                                                                                                        FOREIGN
                                                   COMMON                                               CURRENCY        TOTAL
                                                   SHARES       COMMON      PAID-IN      RETAINED     TRANSLATION   STOCKHOLDERS'
                                                OUTSTANDING     STOCK       CAPITAL      DEFICIT       ADJUSTMENT      EQUITY
                                               ------------- ----------- --------------------------- ------------- --------------
Balance January 12, 1996 .....................          --      $ --       $      --   $        --    $       --     $       --
 Initial Capitalization ......................  38,375,000       384         389,066            --            --        389,450
 Capital contribution by stockholders ........   4,000,000        40          39,960            --            --         40,000
 Net loss ....................................          --        --              --       (19,484)           --        (19,484)
 Foreign currency translation adjustment .....          --        --              --            --        (1,151)        (1,151)
                                                ----------      ----       ---------   -----------    ----------     ----------
Balance December 31, 1996 ....................  42,375,000       424         429,026       (19,484)       (1,151)       408,815
                                                ----------      ----       ---------   -----------    ----------     ----------
 Capital contribution by stockholders ........   1,780,000        18          35,582            --            --         35,600
 Issuance of stock and stock options .........     100,000         1           5,027            --            --          5,028
 Initial public offering of common stock .....  15,525,000       155         278,916            --            --        279,071
 Repurchase of common stock ..................    (150,000)         (2)         (498)           --            --           (500)
 Net loss ....................................          --        --              --       (55,564)           --        (55,564)
 Foreign currency translation adjustment .....          --        --              --            --       (18,422)       (18,422)
                                                ----------      ------     ---------   -----------    ----------     ----------
Balance December 31, 1997 ....................  59,630,000       596         748,053       (75,048)      (19,573)       654,028
                                                ----------      ------     ---------   -----------    ----------     ----------
 Issuance of stock and stock options .........     117,550         1           1,252            --            --          1,253
 Net loss ....................................          --        --              --      (125,894)           --       (125,894)
 Foreign currency translation adjustment .....          --        --              --            --           248            248
                                                ----------      ------     ---------   -----------    ----------     ----------
Balance December 31, 1998 ....................  59,747,550     $ 597       $ 749,305   $  (200,942)   $  (19,325)    $  529,635
                                                ==========      ======     =========   ===========    ==========     ==========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)


                                                         YEAR ENDED DECEMBER 31,         PERIOD ENDED
                                                     --------------------------------    DECEMBER 31,
                                                           1998             1997           1996 (a)
                                                     ---------------   --------------   -------------

Net Loss .........................................     $  (125,894)      $  (55,564)     $  (19,484)
Foreign currency translation adjustment ..........             248          (18,422)         (1,151)
                                                       -----------       ----------      ----------
Total comprehensive loss .........................     $  (125,646)      $  (73,986)     $  (20,635)
                                                       ===========       ==========      ==========

--------
(a) For the period from the inception date of January 12, 1996, through December 31, 1996, which includes the cash flows of the acquired business from May 1, 1996 through December 31, 1996.


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION
     AMF Bowling, Inc. ("AMF Bowling") and its subsidiaries (collectively, the "Company" or "AMF") are principally engaged in two business segments: (i) the ownership or operation of bowling centers, consisting of 421 U.S. bowling centers and 124 international bowling centers ("Bowling Centers"), including 15 joint venture centers described in "Note 16. Joint Ventures," as of December 31, 1998, and (ii) the manufacture and sale of bowling equipment such as automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, certain spare parts, and the resale of allied products such as bowling balls, bags, shoes, and certain other spare parts ("Bowling Products"). The principal markets for bowling equipment are U.S. and international independent bowling center operators.

     AMF Bowling Worldwide, Inc., ("Bowling Worldwide"), is a wholly-owned subsidiary of AMF Group Holdings Inc. ("AMF Group Holdings"). AMF Group Holdings is a wholly-owned subsidiary of AMF Bowling. AMF Group Holdings and Bowling Worldwide are Delaware corporations organized by GS Capital Partners II, L.P., and certain other investment funds (collectively, "GSCP") affiliated with Goldman, Sachs & Co. ("Goldman Sachs"), to effect the Acquisition (described below). AMF Bowling and AMF Group Holdings are holding companies. The principal assets in each are comprised of investments in subsidiaries.

     Pursuant to a Stock Purchase Agreement dated February 16, 1996, between AMF Group Holdings and the stockholders (the "Prior Owners") of AMF Bowling Group (the "Predecessor Company"), on May 1, 1996 (the "Closing Date"), AMF Group Holdings acquired the Predecessor Company through a stock purchase by AMF Group Holdings' subsidiaries of all the outstanding stock of the separate domestic and foreign corporations that constituted substantially all of the Predecessor Company and through the purchase of certain of the assets of the Predecessor Company's bowling center operations in Spain and Switzerland (the "Acquisition").

     The purchase price for the Acquisition was approximately $1.37 billion. The Acquisition was accounted for by the purchase method of accounting, pursuant to which the purchase price was allocated among the acquired assets and liabilities in accordance with estimates of fair market value on the date of Acquisition. The Acquisition was funded with $380.8 million of contributed capital, and $1.015 billion of debt, including bank debt and senior subordinated notes and discount notes. The purchase price included $8.7 million which represented warrants to purchase 870,000 shares of AMF Bowling common stock, par value $.01 per share ("Common Stock"), which were issued on the Closing Date to The Goldman Sachs Group, L.P., an affiliate of Goldman Sachs. See "Note 9. Long-Term Debt." See also "Note 14. Supplemental Disclosures to the Consolidated Statements of Cash Flows" which presents the components of the purchase price allocation.


NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
     The results of operations for the years ended December 31, 1998 and 1997, reflect the results of the Company from January 1, 1998 ("1998") and 1997 ("1997"), respectively. The results of operations for the period ended December 31, 1996, reflect the results of the Company since the inception date of January 12, 1996, and the subsidiaries acquired as of May 1, 1996, from the Predecessor Company ("1996"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements. All dollar amounts are in thousands, except where otherwise indicated.


JOINT VENTURES

     Investments in joint ventures are accounted for under the equity method. These investments are managed as part of the Company's Bowling Centers segment operations, and the Company's share of joint venture earnings is included in earnings for the Bowling Centers segment. See "Note 16. Joint Ventures."


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The more significant estimates made by management include allowances for obsolete inventory, uncollectible accounts receivable, realization of goodwill, deferred taxes and other deferred assets, litigation and claims, product warranty costs, and self-insurance costs. Actual results could differ from those estimates.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued

REVENUE RECOGNITION

     For Bowling Products, revenue is generally recognized at the time the products are shipped. For larger contract orders, Bowling Products generally requires that customers submit a deposit as a condition of accepting the order. For a significant portion of international sales, Bowling Products generally requires the customer to obtain a letter of credit prior to shipment.


WARRANTY COSTS

     Bowling Products warrants all new products for certain periods up to one year. Bowling Products charges to income an estimated amount for future warranty obligations, and also offers customers the option to purchase extended warranties on certain products. Warranty expense aggregated $5,391 for 1998, $3,007 for 1997 and $4,471 for 1996, and is included in cost of goods sold in the accompanying consolidated statements of operations.


CASH AND CASH EQUIVALENTS

     The Company classifies all highly liquid fixed-income investments purchased with an original maturity of three months or less as cash equivalents.


INVENTORIES

     Bowling Products' inventory is valued at the lower of cost or market, cost being determined using the first-in, first-out ("FIFO") method. Bowling Centers' inventory is valued at the lower of cost or market, with the cost being determined using the average cost method (see "Note 4").

LONG-LIVED ASSETS

     The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset.


PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Expenditures for maintenance and repairs which do not improve or extend the life of an asset are charged to expense as incurred; major renewals or betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation are removed from property and equipment, and any gain or loss is recognized.

     Property and equipment are depreciated over their estimated useful lives using the straight-line method. Estimated useful lives of property and equipment are as follows:



  Buildings and improvements        5 -40 years
  Leasehold improvements            lesser of the estimated useful life or term of the lease
  Bowling and related equipment     5 -10 years
  Manufacturing equipment           2 -7 years
  Furniture and fixtures            3 -8 years


GOODWILL

     As a result of the Acquisition and subsequent purchases of bowling centers discussed in "Note 15. Acquisitions," and in accordance with the purchase method of accounting used for all acquisitions, the Company recorded goodwill representing the excess of the purchase price over the allocation among the acquired assets and liabilities in accordance with estimates of fair market value on the dates of acquisition. Goodwill is being amortized over 40 years. Amortization expense was $20,403 in 1998, $19,827 in 1997 and $13,070 in 1996.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued
        LEASEHOLD INTERESTS

     Leasehold interests are presented net of accumulated amortization and represent favorable lease terms which are comprised of the difference between amounts due under the contractual lease rate compared to the market rate for that lease. Leasehold interests are being amortized over the life of each lease. Amortization expense was $4,500 in 1998, $11,735 in 1997 and $1,135 in 1996.


INCOME TAXES

     The U.S. and international subsidiaries of AMF Bowling are taxable corporations under the Internal Revenue Code ("IRC"). Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences on future years of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.


RESEARCH AND DEVELOPMENT COSTS

     Expenditures relating to the development of new products, including significant improvements and refinements to existing products, are expensed as incurred. Amounts charged against income were approximately $121 in 1998, $922 in 1997 and $1,312 in 1996, and are included in cost of goods sold in the accompanying consolidated statements of operations.


ADVERTISING COSTS

     Costs incurred for producing and communicating advertising are expensed when incurred. The amounts charged against income were approximately $33,432 in 1998, $21,642 in 1997 and $9,299 in 1996, with $20,571, $12,768 and $5,932, respectively, included in bowling center operating expenses for Bowling Centers, and $12,861, $8,856 and $3,367, respectively, included in selling, general and administrative expenses for Bowling Products and Corporate in the accompanying consolidated statements of operations.


EARNINGS PER SHARE

     Basic and diluted net loss per share is calculated based on the actual weighted average shares outstanding. Outstanding stock options and warrants are not considered as their effect is antidilutive. See "Note 12. Stockholders' Equity" and "Note 13. Employee Benefit Plans."


FOREIGN CURRENCY TRANSLATION

     All assets and liabilities of AMF Bowling's international operations are translated from foreign currencies into U.S. dollars at year-end exchange rates. Adjustments resulting from the translation of financial statements of international operations into U.S. dollars are included in the foreign currency translation adjustment on the accompanying consolidated balance sheets. Revenue and expenses of international operations are translated using average exchange rates that existed during the year and reflect currency exchange gains and losses resulting from transactions conducted in other than local currencies. Transactions in foreign currencies resulted in net gains of $2,450 for 1998, net losses of $3,537 for 1997 and net losses of $488 for 1996 and are included in other expenses in the accompanying consolidated statements of operations.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of financial instruments, including cash and cash equivalents and short-term debt, approximate fair value at December 31, 1998 and 1997, because of the short maturity of these instruments. At December 31, 1998 and 1997, fair value of the interest rate cap agreements (to reduce the interest rate risk of its floating rate debt) was approximately $8 and zero, respectively. The interest rate cap agreements are valued using the estimated amount that the Company would receive to terminate the cap agreements as of December 31, 1998 and 1997, based on a quote from the counterparty, taking into account current interest rates and the credit worthiness of the counterparty. The Company has no intention of terminating the cap agreements. The fair value of the term facilities under the Bank Debt, as defined in "Note 9. Long-Term Debt," at December 31, 1998 and 1997, was approximately $376,988 and $467,361, respectively, based on the trading value at December 31, 1998 and 1997. The fair value of the Subsidiary Senior Subordinated Notes and Subsidiary Senior Subordinated Discount Notes, as defined in "Note 9. Long-Term Debt," at December 31, 1998 and 1997, was approximately $354,005 and $493,551, respectively, based on the trading value at December 31, 1998 and 1997. The fair value of the Debentures, as defined in "Note 9. Long-Term Debt," at December 31, 1998, was approximately $136,463 based on the trading value at December 31, 1998.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued
NONCOMPETE AGREEMENTS

     The Company has noncompete agreements with various individuals. The assets are recorded at cost or at the present value of payments to be made under these agreements, discounted at annual rates ranging from 8 percent to 10 percent. The assets are included in other assets on the accompanying consolidated balance sheets and are amortized on a straight-line basis over the terms of the agreements. Noncompete obligations at December 31, 1998 and 1997, net of accumulated amortization, totaled approximately $3,629 and $3,171, respectively. Annual maturities on noncompete obligations as of December 31, 1998, are as follows: 1999 -- $1,236; 2000 -- $945; 2001 -- $238; 2002 -- $195;
2003 -- $195; thereafter -- $820


SELF-INSURANCE PROGRAMS

     The Company is self-insured up to certain levels for general and product liability, workers' compensation, certain health care coverage, and property damage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. The Company has recorded an estimated amount to cover known claims and claims incurred but not reported as of December 31, 1998 and 1997, which is included in accrued expenses in the accompanying consolidated balance sheets.


COMPREHENSIVE INCOME

     For 1998, 1997 and 1996, comprehensive income represents net loss and the change in foreign currency translation adjustment. Accumulated other comprehensive income consists of the accumulated foreign currency translation adjustment on the accompanying consolidated balance sheets and statements 35 of stockholders' equity.


NOTE 3. PRO FORMA RESULTS OF OPERATIONS

     Pro forma statements of operations are presented on the following pages for the year ended December 31, 1996 as if the Acquisition had occurred on January 1, 1996. AMF Bowling's unaudited pro forma statement of income for the twelve months ended December 31, 1996 is based on the Predecessor Company's statement of operations for the four-month period ending April 30, 1996, reported elsewhere in this report, AMF Bowling's statement of operations for the period ended December 31, 1996, and adjustments giving effect to the Acquisition under the purchase method of accounting as described in the notes below. The pro forma results are for illustrative purposes only and do not purport to be indicative of the actual results which occurred, nor are they indicative of future results of operations.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 3. PRO FORMA RESULTS OF OPERATIONS continued

      PRO FORMA RESULTS OF OPERATIONS (IN MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)




                                                                                                                   PRO FORMA
                                                            HISTORICAL    PREDECESSOR                                 AMF
                                                               AMF          COMPANY                              BOWLING, INC.
                                                          BOWLING, INC.   FOUR MONTHS                            TWELVE MONTHS
                                                           PERIOD ENDED      ENDED             PRO FORMA             ENDED
                                                           12/31/96 (a)     4/30/96           ADJUSTMENTS          12/31/96
                                                         --------------- ------------- ------------------------ --------------
Operating revenue:                                          $  384.8       $  164.9         $     (0.8) (b)       $  548.9
                                                            --------       --------         ----------            --------
Operating expenses:
 Cost of goods sold ....................................       130.5           43.1                 --               173.6
 Bowling center operating expenses .....................       123.7           80.2              (25.1) (b)(c)       178.8
 Selling, general, and administrative expenses .........        35.1           35.5              (19.6) (b)(c)        51.0
 Depreciation and amortization .........................        49.4           15.1                9.0  (d)           73.5
                                                            --------       --------         ----------            --------
  Total operating expenses .............................       338.7          173.9              (35.7)              476.9
                                                            --------       --------         ----------            --------
  Operating income (loss) ..............................        46.1           (9.0)              34.9                72.0
Nonoperating expenses:
 Interest expense ......................................        78.0            4.5               23.7 (e)           106.2
 Other expenses, net ...................................         1.9            0.7                 --                 2.6
 Interest income .......................................        (5.8)          (0.6)                --                (6.4)
                                                            --------       --------         ----------            ---------
Income (loss) before income taxes ......................       (28.0)         (13.6)              11.2               (30.4)
Provision (benefit) for income taxes ...................        (8.5)          (1.7)               1.3 (f)            (8.9)
                                                            --------       --------         ----------            ---------
Net income (loss) ......................................   $   (19.5)     $   (11.9)        $      9.9            $  (21.5)
                                                           =========      =========         ==========            =========
Net loss per share, basic and diluted ..................                                                          $  (0.55)
                                                                                                                 ==========

--------
(a) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes results of operations of the acquired business from May 1, 1996 through December 31, 1996.
(b) To reflect the impact of AMF Group Holdings not acquiring in the Acquisition the operations of one bowling center in Switzerland and one bowling center in Spain.
(c) To eliminate a one-time charge of $44.0 million for special bonuses and payments made by the Prior Owners in April 1996.
(d) To reflect the increase in depreciation and amortization expense resulting from the allocation of the purchase price to fixed assets and goodwill and a change in the method of depreciation of fixed assets. The Predecessor Company principally used the double declining balance method. The amount of the pro forma adjustment for depreciation was determined using the straight-line method over the estimated lives of the assets acquired. Goodwill is being amortized over 40 years.
(e) To reflect the incremental interest expense associated with the issuance of debt which partially funded the Acquisition.
(f) To give effect to the change in status of the U.S. and international subsidiaries of AMF Bowling from S corporations to taxable corporations under the U.S. federal tax laws upon consummation of the Acquisition.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued
NOTE 4. INVENTORIES

     Inventories at December 31, 1998 and 1997, consist of the following:



                                                           1998          1997
                                                       -----------   -----------
           Bowling Products, at FIFO:
            Raw materials ..........................    $ 11,471      $ 15,283
            Work in progress .......................       1,548         2,279
            Finished goods and spare parts .........      42,980        33,082
           Bowling Centers, at average cost:
            Merchandise inventory ..................       8,736         5,924
                                                        --------      --------
                                                        $ 64,735      $ 56,568
                                                        ========      ========

NOTE 5. DEFERRED TAXES AND OTHER CURRENT ASSETS


     The components of deferred taxes and other current assets at December 31, 1998 and 1997, consist of the following:


                                                1998         1997
                                             ----------   ----------
  Deferred income taxes ..................    $  7,147     $  5,547
  Advances or deposits ...................      14,024        3,288
  Other ..................................       2,789        8,214
                                              --------     --------
                                              $ 23,960     $ 17,049
                                              ========     ========

NOTE 6. PROPERTY AND EQUIPMENT

     Property and equipment, net at December 31, 1998 and 1997, consists of the following:


                                                                           1998           1997
                                                                       ------------   ------------
           Land ....................................................    $  131,906     $ 113,629
           Buildings and improvements ..............................       362,297       280,046
           Equipment, furniture, and fixtures ......................       553,203       444,437
           Other ...................................................         7,476         7,282
                                                                        ----------     ---------
                                                                         1,054,882       845,394
           Less: accumulated depreciation and amortization .........      (180,897)      (94,509)
                                                                        ----------     ---------
                                                                        $  873,985     $ 750,885
                                                                        ==========     =========


     Depreciation and amortization expense related to property and equipment was $89,080 for 1998, $64,480 for 1997 and $28,200 for 1996.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued
NOTE 7. OTHER LONG-TERM ASSETS

     Other long-term assets are primarily composed of deferred income taxes, long-term rent deposits, long-term portion of noncompete assets, and notes receivable.


NOTE 8. ACCRUED EXPENSES

     Accrued expenses at December 31, 1998 and 1997, consist of the following:


                                                   1998         1997
                                               -----------   ----------
  Accrued compensation .....................    $ 10,424      $  9,523
  Accrued interest .........................       8,075         8,253
  League bowling accounts ..................      16,160        14,237
  Other ....................................      27,150        32,852
                                                --------      --------
                                                $ 61,809      $ 64,865
                                                ========      ========

NOTE 9. LONG-TERM DEBT

     Long-term debt at December 31, 1998 and 1997, consists of the following:



                                                                           1998              1997
                                                                     ---------------   ---------------
           Bank debt .............................................     $   581,877       $   619,362
           Subsidiary senior subordinated notes ..................         250,000           250,000
           Subsidiary senior subordinated discount notes .........         213,226           189,261
           Zero coupon convertible debentures ....................         296,873                --
           Mortgage and equipment note ...........................           1,988             1,976
                                                                       -----------       -----------
            Total debt ...........................................       1,343,964         1,060,599
           Current maturities ....................................         (32,375)          (27,376)
                                                                       -----------       -----------
            Total long-term debt .................................     $ 1,311,589       $ 1,033,223
                                                                       ===========       ===========

BANK DEBT

     The bank debt (the "Bank Debt") is governed by a credit agreement (the "Credit Agreement") to which Bowling Worldwide is a party with Goldman Sachs, their affiliate Goldman Sachs Credit Partners, L.P., Citibank, N.A. ("Citibank") and its affiliates Citicorp and Citicorp USA, Inc. and certain other banks, financial institutions and institutional lenders (collectively, the "Lenders") and provides for (i) senior secured term loan facilities aggregating $455.3 million (the "Term Facilities") and (ii) a senior secured revolving credit facility of up to $355.0 million (the "Bank Facility," and together with the Term Facilities, the "Senior Facilities"). In connection with such financing, Goldman Sachs Credit Partners, L.P. acted as Syndication Agent, Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc. acted as Arrangers, and Citibank is acting as Administrative Agent. The initial borrowings under a predecessor of the Credit Agreement were used to partially fund the Acquisition. As of December 31, 1998, the Company has $192.0 million available for borrowing under the Credit Agreement.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued
     THE SENIOR FACILITIES

     The Term Facilities consist of the following three tranches: (i) a Term Loan Facility of $130.0 million, (ii) an Amortization Extended Loan ("AXELs SM) Series A Facility of $187.5 million and (iii) an AXELs SM Series B Facility of $137.8 million. The Term Loan Facility bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case plus a margin which varies in accordance with a performance pricing grid which is based on the Total Debt/EBITDA Ratio (as defined below) for the Rolling Period (as defined below) then most recently ended.

     The margin applicable to loans bearing interest based on the base rate will range from 0.000% to 2.000%, for advances under the Term Loan Facility, 0.875% to 2.500%, for advances under the AXELs SM Series A Facility, and 1.125% to 2.750%, for advances under the AXELs SM Series B Facility, and the margin applicable to loans bearing interest based on the Eurodollar rate will range from 0.750% to 3.000%, for advances under the Term Loan Facility, 1.875% to 3.500%, for advances under AXELs SM Series A Facility, and 2.125% to 3.750%, for advances under the AXELs SM Series B Facility.

     The Bank Facility has an aggregate amount of $355.0 million, is fully revolving until its final maturity and bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case, plus a margin which varies in accordance with a performance pricing grid which is based on a total debt to EBITDA ratio ("Total Debt/EBITDA Ratio") for the trailing twelve-month period (the "Rolling Period") then most recently ended. The margin applicable to advances under the Bank Facility bearing interest based on the base rate will range from 0.000% to 2.000% and the margin applicable to advances under the Bank Facility bearing interest based on the Eurodollar rate will range from 0.750% to 3.000%.


     At December 31, 1998, the applicable margin based on Citibank's customary base rate, the applicable margin based on Citibank's Eurodollar rate, and the actual interest rate for advances under each of the Senior Facilities were as follows:


                                        BASE RATE   EURODOLLAR RATE   INTEREST
                                          MARGIN         MARGIN         RATE
                                       ----------- ----------------- ---------
  Term Loan Facility .................     1.50%          2.50%         7.81%
  AXELs SM Series A Facility .........     2.00           3.00          8.31
  AXELs SM Series B Facility .........     2.25           3.25          8.56
  Bank Facility ......................     1.50           2.50          7.69


     Maturity dates, average amounts outstanding, and average borrowing rates for the year ended December 31, 1998, were as follows:



                                                            OUTSTANDING     AVERAGE      AVERAGE
                                                           DECEMBER 31,     AMOUNTS     BORROWING
DESCRIPTION                               MATURITY DATES       1998       OUTSTANDING     RATES
---------------------------------------- ---------------- -------------- ------------- ----------
    Term Loan Facility ................. March 31, 2002      $ 99,375       $114,486       7.53%
    AXELs SM Series A Facility ......... March 31, 2003       184,750        185,996       7.84
    AXELs SM Series B Facility ......... March 31, 2004       134,750        136,151       8.09
    Bank Facility ...................... March 31, 2002       163,002        176,318       7.65


     In addition, Bowling Worldwide will be required to make prepayments which permanently reduce the availability under the Senior Facilities under certain circumstances, including upon certain asset sales and issuances of debt by Bowling Worldwide and its subsidiaries and public issuance of equity securities of AMF Bowling. Bowling Worldwide will also be required to make prepayments that permanently reduce the availability under the Term Facilities in an amount equal to up to 50% of Excess Cash Flow for any fiscal year of Bowling Worldwide if the Total Debt/EBITDA Ratio for that fiscal year is greater than or equal to
5.50 to 1.0. If the Total Debt/EBITDA Ratio for that fiscal year is less than
5.50 to 1.0, then Bowling Worldwide is required to prepay the Bank Facility in an amount equal to up to 50% of the Excess Cash Flow (as defined in the Credit Agreement) for such fiscal year (such payment would be the lesser of (x) 50% of the Excess Cash Flow for that fiscal year or (y) the amount by which such Excess Cash Flow exceeds $20 million), but Bowling Worldwide would be permitted to reborrow such amounts, subject to the conditions of the Credit Agreement.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued
     The Senior Facilities are guaranteed by AMF Group Holdings and by each of Bowling Worldwide's present and future domestic subsidiaries and are secured by all of the stock of Bowling Worldwide and Bowling Worldwide's present and future domestic subsidiaries and second-tier subsidiaries, by 66% of the stock of Bowling Worldwide's present and future international subsidiaries and by substantially all of Bowling Worldwide's and its present and future domestic subsidiaries' present and future property and assets.

     COVENANTS

     In 1998, the Company entered into Amendment Number 1 and Waiver (the "Amendment and Waiver") to the Credit Agreement that amended or waived certain financial covenants of the Credit Agreement and imposed certain restrictions on the Company's operations through December 31, 1999. In addition, for 1999, borrowings to finance acquisitions are substantially restricted and limits have been placed on the Company's ability to make capital expenditures, investments and acquisitions. The Company believes that it will be in compliance with the amended covenants during 1999, but any downturn in the current performance of the Company could result in non-compliance with these financial covenants. The financial covenants existing prior to the amendment will be reinstated in the year beginning 2000. However, based on current performance the Company will not meet the requirements of the financial covenants that will be reinstated. Failure by the Company to comply with its credit agreement covenants could result in an event of default which, if not cured or waived, will have a material adverse effect on the Company.

     The Credit Agreement contains certain financial covenants, as well as additional affirmative and negative covenants, constraining Bowling Worldwide. Under the terms currently in effect, Bowling Worldwide must maintain a minimum Modified Consolidated EBITDA (as defined in the Credit Agreement) of not less than the sum of (i) an amount ranging from $150 million for the Rolling Period ending June 30, 1997, to $200 million for the Rolling Period ending September 30, 2003 and thereafter, and (ii) the EBITDA Adjustment Amount (as defined in the Credit Agreement) for such Rolling Period, which is equal to 80% of the aggregate amount of the EBITDA of each bowling center acquired or constructed by Bowling Worldwide or any of its Subsidiaries after May 1, 1996 and acquired or constructed at least 15 months prior to such time of determination, except for the quarters ending September 30, 1998 through and including December 31, 1999 during which time there will be no EBITDA Adjustment Amount.

     Bowling Worldwide must also maintain a Cash Interest Coverage Ratio (as defined in the Credit Agreement as the ratio of (i) consolidated EBITDA of Bowling Worldwide and its Subsidiaries during a Rolling Period, as modified with respect to certain bowling centers acquired or constructed after May 1, 1996 ("Modified Consolidated EBITDA") to (ii) cash interest payable on all Debt (as defined in the Credit Agreement) of Bowling Worldwide and its Subsidiaries) at an amount ranging from not less than 1.80 to not less than 2.75. Bowling Worldwide is required to maintain a Fixed Charge Coverage Ratio (as defined in the Credit Agreement as the ratio of (i) Modified Consolidated EBITDA less the sum of (a) cash taxes paid plus (b) Capital Expenditures (as defined in the Credit Agreement) made by Bowling Worldwide and its Subsidiaries during such Rolling Period to (ii) the sum of (a) cash interest payable on all Debt plus
(b) principal amounts of all Debt under the Term Facilities payable by Bowling Worldwide and its Subsidiaries during such Rolling Period) at an amount ranging from not less than 1.05 for the Rolling Period ending June 30, 1997, to not less than 1.20 for the Rolling Period ending June 30, 2001 and declining to
1.00 for the Rolling Period ending March 31, 2002 and thereafter, except for the quarters ending September 30, 1998 through December 31, 1999 during which time the test for the Fixed Charge Coverage Ratio covenant is waived. A Senior Debt to EBITDA Ratio (as defined in the Credit Agreement as the ratio of Consolidated Debt, as defined in the Credit Agreement (other than Subordinated Debt and Hedge Agreements, as defined in the Credit Agreement), of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA for that Rolling Period) must be maintained at levels ranging from not more than 4.25 to not more than 2.50. A Total Debt to EBITDA Ratio (as defined in the Credit Agreement as the ratio of consolidated total Debt (other than Hedge Agreements) of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA) must be maintained at levels ranging from not more than 7.50 to not more than 4.50. In each case, the above-mentioned ratios are calculated on a quarterly basis.

     Negative covenants under the Senior Facilities prohibit Bowling Worldwide and its Subsidiaries from incurring any liens (except for those created under the loan documents or otherwise permitted under the Credit Agreement, including those securing Bowling Worldwide's obligations as borrower on other indebtedness not to exceed $5 million at any time outstanding). Bowling Worldwide and its Subsidiaries are also prohibited from incurring any debt, other than (in the case of Bowling Worldwide) debt owed to its Subsidiaries or in respect of hedge agreements not entered into for speculative purposes or (in the case of any Subsidiary) debt owed to Bowling Worldwide or any of its wholly-owned Subsidiaries, to the extent permitted under the Credit Agreement or (in the case of either Bowling Worldwide or its Subsidiaries) debt secured by permitted liens, capitalized leases not to exceed $10 million at any time outstanding and any debt existing at the time of the Acquisition, among other things. Bowling Worldwide and its Subsidiaries may not incur any obligations under leases having a term of one year or more

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued


that would cause their direct and contingent liabilities for any 12 months to exceed the sum of (i) $25 million, (ii) the product of (x) $200,000 and (y) the number of leased bowling centers acquired by Bowling Worldwide or any Subsidiaries after May 1, 1996 and (iii) in each calendar year after 1996, an amount equal to 4% of the amount permitted by this provision in the immediately preceding calendar year. Bowling Worldwide is also prohibited from entering into a merger of which it is not the survivor or to sell, lease, or otherwise transfer its assets other than in the ordinary course of business, except as otherwise permitted by the Credit Agreement. Investments by Bowling Worldwide or its Subsidiaries in any other person are also limited by formulas set forth in the Credit Agreement. The Amendment and Waiver (as defined below) restricts to a much greater extent than before the Company's ability to borrow to finance acquisitions. The negative covenants also relate to the payment of dividends, prepayments of, and amendments of the terms of, other debt (including the Subsidiary Notes), amendment of Related Documents (as defined in the Credit Agreement), ownership changes, negative pledges, partnerships, speculative transactions, capital expenditures and payment restrictions affecting subsidiaries. Bowling Worldwide is also subject to certain financial and other reporting requirements.

     Bowling Worldwide is also prohibited under the Credit Agreement from making a material change in the nature of its existing business, except that it may have up to $50 million invested at any one time in golf driving ranges and other golf-related activities.

     Pursuant to the Credit Agreement, so long as Bowling Worldwide is not in default of the covenants contained in the Credit Agreement, it may (i) declare and pay dividends in common stock, (ii) declare and pay cash dividends to the extent necessary to make payments under certain noncompete agreements with owners of the Predecessor Company, (iii) declare and pay cash dividends for general administrative expenses not to exceed $0.25 million and (iv) declare and pay cash dividends not to exceed $2.0 million for the repurchase of Common Stock.


SUBSIDIARY NOTES

     Bowling Worldwide's senior subordinated notes (the "Subsidiary Senior Subordinated Notes") will mature on March 15, 2006. Interest accrues from the date of issuance at an annual rate of 10 7/8% and is payable in cash semiannually in arrears on March 15 and September 15 of each year.

     Bowling Worldwide's senior subordinated discount notes (the "Subsidiary Senior Subordinated Discount Notes") will mature on March 15, 2006, at a fully-accreted value of $277.0 million and will result in an effective yield of 12 1/4% per annum, computed on a semiannual bond equivalent basis. No interest is payable prior to March 15, 2001. Commencing March 15, 2001, interest will accrue and be payable in cash semiannually in arrears on March 15 and September 15 of each year beginning with September 15, 2001.

     The Company's payment obligations under the Subsidiary Senior Subordinated Notes and the Subsidiary Senior Subordinated Discount Notes (together, the "Subsidiary Notes") are jointly and severally guaranteed on a senior subordinated basis by AMF Group Holdings and each of Bowling Worldwide's subsidiaries identified below in "Note 21. Condensed Consolidating Financial Statements" (collectively, the "Guarantors").

     The guarantees of the Subsidiary Notes are subordinated to the guarantees of the Bank Debt and the mortgage and equipment note outstanding at December 31, 1998. The Subsidiary Notes are general, unsecured obligations of Bowling Worldwide, are subordinated in right of payment to all Bank Debt of Bowling Worldwide, and rank pari passu with all existing and future subordinated debt of Bowling Worldwide. The claims of the holders of the Subsidiary Notes will be effectively subordinated to all other indebtedness and other liabilities (including trade payables and capital lease obligations) of Bowling Worldwide's subsidiaries that are not Guarantors and through which Bowling Worldwide will conduct a portion of its operations. See "Note 21. Condensed Consolidating Financial Statements."

     The indenture governing the Subsidiary Senior Subordinated Notes and the indenture governing the Subsidiary Senior Subordinated Discount Notes (together, the "Subsidiary Note Indentures") contain certain covenants that, among other things, limit the ability of Bowling Worldwide and its Restricted Subsidiaries, as defined therein, to incur additional indebtedness and issue Disqualified Stock, as defined therein, pay dividends or distributions or make investments or make certain other Restricted Payments, as defined therein, enter into certain transactions with affiliates, dispose of certain assets, incur liens securing pari passu and subordinated indebtedness of Bowling Worldwide and engage in mergers and consolidations.


ZERO COUPON CONVERTIBLE DEBENTURES

     On May 12, 1998, AMF Bowling completed the private placement of $1,125,000,000 aggregate principal amount at maturity of Zero Coupon Convertible Debentures due 2018 (the "Debentures") to Goldman, Sachs & Co., Cowen & Company, Morgan Stanley & Co. Incorporated and Schroder & Co. Inc. (collectively, the "Initial Purchasers"). The Debentures were originally issued by the Company to the Initial Purchasers at an offering price of 25.257% plus accrued original issue

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued

discount from May 12, 1998, and were subsequently sold by the Initial Purchasers to "qualified institutional buyers" in transactions exempt from registration pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company filed a Registration Statement on Form S-1 (the "Registration Statement"), to satisfy its obligations under the debenture registration rights agreement, dated as of May 12, 1998, between the Company, the designated subsidiaries listed therein and the Initial Purchasers (the "Debenture Registration Rights Agreement") to permit secondary trading of the Debentures and the underlying Common Stock without restrictions under the Securities Act.

     The Debentures will mature on May 12, 2018 and have an effective yield of 7% per annum. The Debentures are convertible, at the option of the Holder, at any time prior to maturity unless previously redeemed or otherwise purchased by AMF Bowling, into Common Stock at the rate of 8.6734 shares per $1,000 principal amount at maturity of Debentures.

     The Debentures are not redeemable by AMF Bowling prior to May 12, 2003. Beginning on May 12, 2003, the Debentures are redeemable for cash at any time at the option of AMF Bowling, in whole or in part, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption.

     AMF Bowling is required to purchase Debentures at the option of the Holder as of May 12, 2003, May 12, 2008 and May 12, 2013 at purchase prices equal to the issue price plus accrued original issue discount to the date of purchase. AMF Bowling may, at its option, elect to pay any such purchase price in cash or Common Stock, or any combination thereof.

     Events of default under the indenture governing the Debentures (the "Debenture Indenture") include: (i) default in payment of the principal amount at maturity, accrued liquidated damages, if any, interest, if any, redemption price, purchase price or Debenture change of control redemption price with respect to any Debenture when such becomes due and payable, provided that in he case of any failure to pay liquidated damages, such failure continues for a period of 30 days; (ii) failure by AMF Bowling to comply with any of its other agreements in the Debentures or the Debenture Indenture upon the receipt by AMF Bowling of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding and AMF Bowling's failure to cure such default within 60 days after receipt by it of such notice (plus an additional 60 days in the case of defaults subject to cure, provided AMF Bowling commences such cure within the initial 60 days, and is diligently pursuing such cure); (iii) default which results in acceleration of any indebtedness for money borrowed by AMF Bowling or any of its subsidiaries in an aggregate principal amount of $25 million or more; or (iv) certain events of bankruptcy or insolvency.

     Annual maturities of long-term debt, including accretion of the Subsidiary Senior Subordinated Discount Notes and the Debentures, as of December 31, 1998, are as follows:



                     DECEMBER 31,
                     ------------
                     1999                   32,375
                     2000                   34,250
                     2001                   83,000
                     2002                  269,002
                     2003                  116,408
                     Thereafter (a)      1,700,642
                                         ---------
                                       $ 2,235,677
                                       ===========

--------
(a) Annual maturities after the year 2003 include $1,125,000 face amount of Debentures and assume that the Debentures are held until maturity in 2018.

INTEREST RATE CAP AGREEMENTS

     During 1996 and 1997, Bowling Worldwide entered into two interest rate cap agreements that expired in 1998 with Goldman Sachs Capital Markets, L.P., to reduce the interest rate risk of its Bank Debt. During March 1998, Bowling Worldwide entered into a third interest rate cap agreement with Goldman Sachs Capital Markets, L.P. to reduce the interest rate risk of its Bank Debt. The notional amount of this cap was $150.0 million at December 31, 1998. During October

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued
1998, Bowling Worldwide entered into a fourth interest rate cap agreement with Goldman Sachs Capital Markets, L.P. to reduce the interest rate risk of its Bank Debt. The notional amount of this cap was $200.0 million at December 31, 1998. Interest expense for interest rate cap agreements was $1,608 in 1998, $1,823 in 1997 and $304 in 1996.

     Bowling Worldwide is exposed to credit-related loss in the event of non-performance by the counterparty. Bowling Worldwide believes its exposure to potential loss due to counterparty non-performance is minimized primarily due to the relatively strong credit rating of the counterparty.


DEFERRED FINANCING COSTS

     Costs incurred to obtain bank financing and issue bond financing are amortized over the lives of the various types of debt using the effective interest rate method. Bank financing costs, which were incurred to obtain bank financing for the Acquisition, were entirely written off in the fourth quarter of 1997 in connection with the Credit Agreement. During 1998, the Company deferred $13,833 of financing costs associated with the issuance of the Debentures and with the Amendment and Waiver. Amortization expense for financing costs was $3,438 in 1998, $4,856 in 1997 and $3,252 in 1996.


EXTRAORDINARY CHARGES

     The Company recorded after-tax extraordinary charges totaling $23,366 in the fourth quarter of 1997 as a result of entering into the Credit Agreement, the premium paid to redeem a portion of the Subsidiary Senior Subordinated Discount Notes and the write-off of the portion of bond financing costs attributable to the Subsidiary Senior Subordinated Discount Notes redeemed.


OTHER

     The Company is highly leveraged as a result of indebtedness incurred in connection with the Acquisition and subsequent acquisitions. Although the Company believes it will be able to meet its debt obligations, there is no assurance that the Company will generate sufficient cash flow in a timely manner to satisfy scheduled principal and interest payments.


NOTE 10. INCOME TAXES

     Income (loss) before income taxes at December 31, 1998, 1997 and 1996, consists of the following:



                                1998           1997           1996
                          --------------- -------------- --------------
  U.S. ..................   $  (112,133)    $  (55,695)    $  (28,427)
  International .........         1,740         12,083            411
                            -----------     ----------     ----------
                            $  (110,393)    $  (43,612)    $  (28,016)
                            ===========     ==========     ==========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 10. INCOME TAXES continued
     The income tax provision (benefit) at December 31, 1998, 1997 and 1996, consists of the following:



                                         1998         1997          1996
                                      ---------- -------------- ------------
  CURRENT INCOME TAX EXPENSE
  U.S. Federal ......................  $    --     $       --    $      --
  State and local ...................       --             --           --
  International .....................    7,294          6,965        5,508
                                       -------     ----------    ---------
  Total current provision ...........    7,294          6,965        5,508
                                       -------     ----------    ---------
  DEFERRED TAX BENEFIT
  U.S. Federal ......................       --        (18,039)     (12,274)
  State and local ...................       --         (1,702)      (1,766)
  International .....................       --             --           --
                                       -------     ----------    ---------
  Total deferred benefit ............       --        (19,741)     (14,040)
                                       -------     ----------    ---------
  Total provision (benefit) .........  $ 7,294     $  (12,776)   $  (8,532)
                                       =======     ==========    =========


     The tax effects of temporary differences and carryforwards which give rise to deferred tax assets and liabilities at December 31, 1998 and 1997, are as follows:


                                                                          1998          1997
                                                                      ------------   ----------
           DEFERRED INCOME TAX ASSETS
           Current assets
            Reserves not deductible for tax purposes ..............    $   7,147      $  5,547
                                                                       ---------      --------
           Noncurrent assets
            Net operating losses ..................................       68,815        38,460
            Foreign tax credits ...................................       19,720        12,417
            Interest expense on high yield debt ...................       20,625        12,266
            Financing costs .......................................        6,972         7,549
            Translation effects ...................................         (264)        1,069
            Other .................................................          670           104
                                                                       ---------      --------
           Total noncurrent deferred tax assets ...................      116,538        71,865
                                                                       ---------      --------
           Deferred tax assets before valuation allowance .........      123,685        77,412
            Valuation allowance ...................................      (45,583)           --
                                                                       ---------      --------
           Total deferred tax assets ..............................       78,102        77,412
                                                                       ---------      --------
           DEFERRED INCOME TAX LIABILITIES
           Goodwill amortization ..................................       23,826        14,670
           Depreciation on property and equipment .................       32,860        41,569
                                                                       ---------      --------
           Total noncurrent deferred tax liabilities ..............       56,686        56,239
                                                                       ---------      --------
           Net deferred tax assets ................................    $  21,416      $ 21,173
                                                                       =========      ========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 10. INCOME TAXES continued
     Realization of deferred tax assets associated with the NOLs and foreign tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that certain of these NOLs and foreign tax credit carryforwards may expire unused and, accordingly, has established a valuation allowance against them. Although realization is not assured for the remaining deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings or alternative tax strategies.

     The gross amount of net operating losses ("NOLs") the Company may utilize on future tax returns is $194,542. The NOLs expire as follows:




  YEAR         NOLS
--------   -----------
  2011      $  20,726
  2012         80,233
  2018         93,583
            ---------
            $ 194,542
            =========

     The provision (benefit) for income taxes differs from the amount computed by applying the statutory rate of 35 percent for 1998, 1997 and 1996 to loss before taxes. The principal reasons for these differences are as follows:



                                                                               1998           1997           1996
                                                                          -------------- -------------- -------------
          U.S. Federal, at statutory rate ...............................   $  (38,638)    $  (15,264)    $  (9,806)
          Increase resulting from:
           Meals and entertainment ......................................          266            275           159
           Goodwill relating to acquisition of international
                bowling centers..........................................        1,755          1,658         1,093
           Disallowance of certain high yield debt ......................          187            260           192
           Valuation allowance for foreign tax credits and
                net operating loss carryforwards ........................       45,583             --            --
           Other, net ...................................................       (1,859)           295          (170)
                                                                            ----------     ----------     ---------
          Total .........................................................   $    7,294     $  (12,776)    $  (8,532)
                                                                            ==========     ==========     =========

NOTE 11. COMMITMENTS AND CONTINGENCIES

     Bowling Centers and Bowling Products lease certain facilities and equipment under operating leases which expire at various dates through 2016. Bowling Centers has certain ground leases, associated with several centers, which expire at various dates through 2058. These leases generally contain renewal options and require payments of taxes, insurance, maintenance, and other expenses in addition to the minimum annual rentals. Certain leases require contingent payments based on usage of equipment above certain specified levels. Such contingent rentals amounted to $1,733 in 1998, $1,200 in 1997 and $912 in 1996. Total rent expense under operating leases aggregated approximately $31,061 in 1998, $24,117 in 1997 and $13,737 in 1996.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 11. COMMITMENTS AND CONTINGENCIES continued
     Future minimum rental payments under the operating lease agreements as of December 31, 1998, are as follows:


      YEAR ENDING
      DECEMBER 31,
      -------------
  1999 ...............  $  30,436
  2000 ...............     27,197
  2001 ...............     24,317
  2002 ...............     21,494
  2003 ...............     19,710
  Thereafter .........    141,205
                        ---------
                        $ 264,359
                        =========


LITIGATION AND CLAIMS

     In June 1998, Harbin Hai Heng Bowling Entertainment Co. Ltd. ("Hai Heng") filed an action against AMF Bowling Products, Inc. ("AMF Bowling Products"), an indirect subsidiary of AMF Bowling, in the Harbin Intermediate People's Court in Heilongjing, China. Hai Heng sought to recover $3 to $4 million in damages relating to 38 New Center Packages ("NCP" or "NCPs") purchased from AMF. Hai Heng asserted that the poor quality of the 38 NCPs entitled Hai Heng to recover the purchase price and damages for lost profits and the cost of storing the NCPs.

     On November 6, 1998, the court awarded Hai Heng approximately $3.5 million. AMF Bowling Products appealed the award to the High People's Court of Heilongjing Province (the "People's Court"). Prior to completion of the appeal review, the President of the People's Court on February 11, 1999 issued a judgment in favor of Hai Heng for approximately $2.8 million and ordered Hai Heng to return 24 NCPs to AMF.

     The Company believes Hai Heng's claim is a warranty issue and that Hai Heng is not entitled to recover the purchase price, lost profits or the cost of storage. The Company continues to believe that Hai Heng's claim is substantially without merit, and furthermore, based on the advice of local legal counsel, the Company believes that the judicial process leading up to the trial court award and the judgment issued by the People's Court involved significant procedural and other legal defects. Hai Heng has begun to exercise its rights to enforce the collection of the judgment. The Company intends to continue to pursue all available defenses. Among other things, AMF Bowling Products intends to seek an appeal to the Supreme People's Court in Beijing (the "Supreme Court") and a stay of the execution of the judgment. The granting of an appeal is discretionary with the Supreme Court.

     Due to a number of uncertainties inherent in the litigation process in these jurisdictions, the Company can give no assurance on the likelihood of success of its appeal efforts or the ultimate outcome of the Hai Heng litigation. However, management does not believe that the outcome of the action will have a material adverse impact on the financial position of the Company.

     In addition, the Company currently and from time to time is subject to claims and actions arising in the ordinary course of its business, including employment discrimination claims, workers' compensation claims and personal injury claims. In some actions, plaintiffs request punitive or other damages that may not be covered by insurance. In management's opinion, the claims and actions in which the Company is involved will not have a material adverse impact on its financial position or results of operations. However, it is not possible to assure the outcome of such claims and actions.


NOTE 12. STOCKHOLDERS' EQUITY


STOCKHOLDERS AGREEMENT
     On April 30, 1996, AMF Bowling and the institutional stockholders of AMF Bowling (the "Stockholders") entered into a stockholders agreement (the "Stockholders Agreement") which regulates the relationship among AMF Bowling and the Stockholders. The Stockholders Agreement primarily provides for, subject to certain limitations and exceptions, (a) the establishment and nomination of the Board of Directors and an Executive Committee; (b) certain of the Stockholders to purchase additional shares of Common Stock in order to finance acquisitions, capital expenditures, investments in partnerships or joint ventures, or any similar

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 12. STOCKHOLDERS' EQUITY continued
transactions or expenditures; (c) Goldman Sachs to have the exclusive right to perform all consulting, financing, investment banking and similar services for AMF Bowling and its subsidiaries, for customary compensation and on terms customary for similar engagements with unaffiliated third parties; and (d) guidance in the event a Stockholder determines to sell its shares of Common Stock. The foregoing rights and obligations will terminate under certain circumstances; and notwithstanding those circumstances, in the event of any merger, recapitalization, consolidation, reorganization or other restructuring of AMF Bowling as a result of which the Stockholders own less than a majority of the outstanding voting power of the entity surviving such transaction, the Stockholders Agreement will terminate.

     In September 1997, AMF Bowling's institutional stockholders purchased shares of Common Stock for aggregate proceeds of $35.6 million to fund acquisitions and for other corporate purposes. On November 7, 1997, AMF Bowling issued 15,525,000 shares of its common stock at $19.50 per share pursuant to an initial public offering (the "Initial Public Offering").

     The Company has 870,000 warrants outstanding, with an exercise price of $0.01 per share, that expire in May 2006. As of December 31, 1998, no warrants had been exercised.


NOTE 13. EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution 401(k) plan to which U.S. employees may make voluntary contributions based on their compensation. Under the provisions of the plan, the Company can, at its option, match a discretionary percentage of employee contributions and make an additional profit-sharing contribution as determined by the Board of Directors. Employer contributions vest 100 percent after a five-year period. The amounts charged to expense under this plan were $0 in 1998, $1,779 in 1997 and $1,060 in 1996.

     Certain of the Company's international operations have employee benefit plans covering selected employees. These plans vary as to the funding, including local government, employee, and employer funding. Each international operation has provided for pension expense and made contributions to these plans in accordance with the requirements of the plans and local country practices. The amounts charged to expense under these plans aggregated $974 in 1998, $814 in 1997 and $506 in 1996.

     The Company has employment agreements with certain executives that provide for salaries and bonuses if certain operational and financial targets are met (the "Executive Employment Agreements"). The Executive Employment Agreements provide for payment of accrued compensation, continuation of certain benefits, severance payments and payment of a portion of the executive's bonus following termination of employment by Bowling Worldwide under certain circumstances. The aggregate amount committed for future salaries at December 31, 1998, excluding bonuses, was $400.


1996 STOCK INCENTIVE PLAN

     In connection with the Acquisition, AMF Bowling adopted a stock incentive plan (the "1996 Plan") under which AMF Bowling may grant incentive awards in the form of shares of Common Stock, options to purchase shares of Common Stock ("Stock Options"), and stock appreciation rights to certain officers, employees, consultants, and nonemployee directors ("Participants") of AMF Bowling and its affiliates. The total number of shares of Common Stock reserved and available for grant under the 1996 Plan is 1,767,151. A committee of AMF Bowling's Board of Directors (the "Committee") is authorized to make grants and various other decisions under the 1996 Plan and to make determinations as to a number of the terms of awards granted under the 1996 Plan. In 1998, 1997 and 1996, the Committee granted Stock Options to Participants to purchase a total of 32,000, 702,000 and 1,119,000 shares of Common Stock, respectively. The 1998 Stock Options were granted at an exercise price of $1.00 per share. The 1997 and 1996 Stock Options were granted at an exercise price of $10.00 per share. The Stock Options granted in 1998 vest on the one year anniversary of the grant date. With respect to the 1997 and 1996 Stock Options, twenty percent of the options vest on each of the first five anniversaries of the grant dates. Stock Options are nontransferable (except under certain limited circumstances) and, unless otherwise determined by the Committee, have a term of ten years.

     The number of Stock Options outstanding to senior management, other employees, and directors under the 1996 Plan at December 31, 1998, 1997 and 1996, total 1,307,250, 1,572,000 and 1,096,500, respectively. Of the total
Stock Options awarded under the 1996 Plan, 522,400 were exercisable during 1998 and 265,966 were exercisable during 1997. Of the exercisable Stock Options, 67,550 were exercised in 1998 and none were exercised in 1997. None of the Stock Options awarded under the 1996 Plan were exercisable during 1996. Forfeited Stock Options totaled 229,200, 226,500 and 22,500 in 1998, 1997 and 1996, respectively.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 13. EMPLOYEE BENEFIT PLANS continued
     The 1996 Plan will terminate ten years after its effective date; however, awards outstanding as of such date will not be affected or impaired by such termination. AMF Bowling's Board of Directors (the "Board") and the Committee have authority to amend the 1996 Plan and awards granted thereunder, subject to the terms of the 1996 Plan.

     The weighted-average fair value of 1996 Plan options granted during 1998, 1997 and 1996 is $7.07, $6.78 and $3.05 per option, respectively. The 1,307,250 options outstanding at December 31, 1998 have a weighted-average exercise price of $9.78 and a weighted-average remaining contractual life of 8.1 years.


1998 STOCK INCENTIVE PLAN

     At the 1998 annual meeting, shareholders approved the 1998 Stock Incentive Plan (the "1998 Plan") under which AMF Bowling may grant to employees of the Company and its affiliates incentive awards ("Awards") in the form of Stock Options, stock appreciation rights and shares of Common Stock that are subject to certain terms and conditions. Two million shares of Common Stock are reserved and available for issuance under the 1998 Plan. In addition, shares of Common Stock that have been reserved but not issued under the 1996 Plan, and shares which are subject to awards under the 1996 Plan that expire or otherwise terminate, may be granted as Awards pursuant to the 1998 Plan. There are 392,351 shares of Common Stock under the 1996 Plan that are available for grant of awards under that plan.

     Shares allocated to Awards granted under the 1998 Plan which are later forfeited, expire or otherwise terminate (including shares subject to Stock Appreciation Rights that are exercised for cash) may again be used for Awards under the 1998 Plan. No more than 200,000 shares of Common Stock may be allocated to the Awards granted under the 1998 Plan to a Participant in any one year.

     In 1998, 950,400 Stock Options were granted as Awards under the 1998 Plan. Twenty percent of the Stock Options vest on each of the first five anniversaries of the grants. The number of Stock Options outstanding to senior management, other employees, and directors under the 1998 Plan at December 31, 1998 total 894,650. Of the total Stock Options awarded under the 1998 Plan, none were exercisable during 1998. Forfeited Stock Options totaled 55,750 in 1998.

     The weighted-average fair value of 1998 Plan options granted during 1998 is $4.87 per option. The 1,275,250 options outstanding at December 31, 1998 have a weighted-average exercise price of $13.93 and a weighted-average remaining contractual life of 9.7 years.

     The 1998 Plan will terminate ten years after its effective date; however, awards outstanding as of such date will not be affected or impaired by such termination. The Board and the Committee have authority to amend the 1996 Plan and awards granted thereunder, subject to the terms of the 1998 Plan.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 1996, 1997 and 1998:



                    RISK-FREE     DIVIDEND      TIME OF
                       RATE         YIELD      EXERCISE     VOLATILITY
                   -----------   ----------   ----------   -----------
  1996 .........       6.50%         0.00%    10 years         0.00%
  1997 .........       6.50%         0.00%     5 years        27.50%
  1998 .........       5.12%         0.00%     5 years        27.50%


     In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," and elected to account for its stock options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for Stock Options granted under the 1996 Plan and 1998 Plan been determined consistent with SFAS No. 123, the Company's net losses for 1998, 1997 and 1996 would have been increased to $126,108, $56,503 and $19,858, respectively, and the Company's basic and diluted net loss per share for 1998 would remain at $2.11, and basic and diluted net loss per share for 1997 and 1996 would have been increased to $1.25 and $0.50, respectively.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 14. SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

     Cash paid for interest and income taxes in 1998, 1997 and 1996 was as follows:



                             1998        1997        1996
                         ----------- ----------- -----------
  Interest .............  $ 76,464    $ 83,200    $ 44,465
  Income taxes .........     5,213       5,518       7,990


     Net cash used for business acquisitions in 1998, 1997 and 1996 consisted of the following:



                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                              1998            1997
                                                        --------------- ---------------
                                                          BOWLING CENTER ACQUISITIONS
                                                        -------------------------------
           Working Capital, other than cash acquired ..   $     2,822     $     6,876
           Plant and equipment ........................      (151,765)       (200,178)
           Purchase price in excess of the net assets
               acquired ...............................       (18,286)        (20,916)
           Other assets ...............................        (6,263)         (9,106)
           Non-current liabilities ....................            --           8,563
                                                          -----------     -----------
           Net cash used for business acquisitions ....   $  (173,492)    $  (214,761)
                                                          ===========     ===========



                                                                                 PERIOD ENDED DECEMBER 31, 1996
                                                               ------------------------------------------------------------------
                                                                                                      OTHER
                                                                                                     BOWLING
                                                                                      CHARAN         CENTER
                                                                  ACQUISITIONS     ACQUISITION    ACQUISITIONS        TOTAL
                                                               ----------------- --------------- -------------- -----------------
      Working Capital, other than cash acquired ..............   $     (17,385)    $    (5,028)    $      --      $     (22,413)
      Plant and equipment ....................................        (537,827)        (97,857)       (5,182)          (640,866)
      Purchase price in excess of the net assets acquired ....        (784,217)             --            --           (784,217)
      Other assets ...........................................         (18,330)             --            --            (18,330)
      Non-current liabilities ................................           6,198              --            --              6,198
      Warrants to purchase Parent Common Stock ...............           8,700              --            --              8,700
                                                                 -------------     -----------     ---------      -------------
      Net cash used for business acquisitions ................   $  (1,342,861)    $  (102,885)    $  (5,182)     $  (1,450,928)
                                                                 =============     ===========     =========      =============

     Noncash financing activities in 1998, 1997 and 1996 were as follows:


                                                                               1998      1997     1996
                                                                            ---------- -------- --------
           Issuance of Common Stock in connection with an acquisition .....  $ 1,209    $   --   $   --
           Issuance of Common Stock and Stock Options in connection
               with a service contract ....................................       --     4,028       --
           Warrants to purchase shares of Common Stock ....................       --        --    8,700
           Notes receivable from three executive officers for the
               purchase of Common Stock ...................................       --        --    3,000

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued

NOTE 15. ACQUISITIONS

     On October 10, 1996, AMF Bowling Centers, Inc. ("AMF Bowling Centers"), a Virginia corporation and an indirect, wholly-owned subsidiary of Bowling Worldwide, completed the acquisition (the "Charan Acquisition") of 50 bowling centers and certain related assets and liabilities from Charan Industries, Inc. ("Charan"). The net purchase price of the Charan Acquisition was approximately $102.9 million. The Charan Acquisition was funded with approximately $40.0 million from the sale of equity by AMF Bowling to its institutional stockholders and one of its directors, and with approximately $62.9 million from available borrowings under Bowling Worldwide's then existing Acquisition Facility.

     The following unaudited pro forma information has been prepared assuming the Charan Acquisition had occurred as of January 1, 1996 and is based on pro forma AMF Bowling results of operations presented in "Note 3. Pro Forma Results of Operations." The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had occurred as of those dates. In addition, the pro forma information is not intended to be a projection of future results of operations.


     PRO FORMA CONSOLIDATED DATA (UNAUDITED):



                                       YEAR ENDED
                                      DECEMBER 31,
                                          1996
                                     -------------
  Operating revenue ................   $   595.5
  Operating income .................        80.0
  Loss before income taxes .........       (26.9)
  Net loss .........................       (19.5)


OTHER ACQUISITIONS

     Since the Acquisition and prior to December 31, 1998, AMF Bowling Centers purchased an aggregate of 262 bowling centers from various unrelated sellers including Charan. The combined net purchase price was approximately $497.5 million, and was funded with approximately $76.6 million from the sale of equity by AMF Bowling, $419.7 million from available borrowing under Bowling Worldwide's then existing Acquisition Facility and current Bank Facility, and with $1.2 million from the issuance of Common Stock with respect to the acquisition of Active West, Inc. in 1998. The results of operations for acquired bowling centers and certain related assets and liabilities other than the Charan Acquisition were not material in relation to the Company's consolidated results of operations or financial position. Subsequent to December 31, 1998, the Company has not acquired any bowling centers.


NOTE 16. JOINT VENTURES

     In April 1997, the Company entered into a joint venture with Hong Leong Corporation Limited, a Singapore-based conglomerate ("Hong Leong"), to build and operate bowling centers in the Asia Pacific region. The joint venture ("Hong Leong Joint Venture") is owned 50% by the Company and 50% by Hong Leong. The Hong Leong Joint Venture opened its only bowling center during November 1997 in Tianjin, China. Due to the recent economic difficulties in the Asia Pacific region, future development of bowling centers in that region through the Hong Leong Joint Venture will not be pursued.

     In August 1997, the Company entered into a joint venture with Playcenter S.A., a Sao Paulo-based amusement and entertainment company ("Playcenter") to build and operate bowling centers in Brazil and Argentina. The joint venture ("Playcenter Joint Venture") is owned 50% by the Company and 50% by Playcenter. As of December 31, 1998, the Playcenter Joint Venture operated 12 centers in Brazil and two centers in Argentina. No additional sites for the Playcenter Joint Venture are being evaluated. The Company has pledged its shares of the Playcenter Joint Venture in connection with a guarantee of a third party loan of the Playcenter Joint Venture.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 16. JOINT VENTURES continued
     The Company accounts for its investments in Hong Leong Joint Venture and Playcenter Joint Venture by the equity method. The joint ventures' operations and the Company's equity in earnings of the joint ventures are presented below (in thousands, unaudited):




                                                        JOINT VENTURE
                                                  -------------------------
JOINT VENTURE OPERATIONS                           HONG LEONG   PLAYCENTER      TOTAL
-------------------------------------------       ------------ ------------ ------------
         YEAR ENDED DECEMBER 31, 1997:
         Operating revenue ........................ $    297     $  4,894     $  5,191
         Operating income (loss) ..................       15       (1,215)      (1,200)
         Income (loss) before income taxes.........       15       (1,546)      (1,531)
         Net income (loss) after income taxes......        1       (1,608)      (1,607)
         YEAR ENDED DECEMBER 31, 1998:
         Operating revenue ........................ $  1,658     $ 16,082     $ 17,740
         Operating loss ...........................     (969)      (4,851)      (5,820)
         Loss before income taxes .................   (1,159)      (8,637)      (9,796)
         Net loss after income taxes ..............   (1,159)      (8,661)      (9,820)


                                                                        JOINT VENTURE
                                                                  -------------------------
AMF EQUITY IN EARNINGS                                             HONG LEONG   PLAYCENTER      TOTAL
----------------------------------------------------------------- ------------ ------------ -------------
         AMF equity in income (loss) ............................   $    --     $    (804)    $    (804)
         Elimination of 50% gross profit on sales to
               joint ventures....................................      (354)         (204)         (558)
                                                                    -------     ---------     ---------
         Balance December 31, 1997 ..............................      (354)       (1,008)       (1,362)
                                                                    -------     ---------     ---------
         AMF equity in loss .....................................      (579)       (4,330)       (4,909)
         Amortization of excess investment ......................        --        (3,298)       (3,298)
                                                                    -------     ---------     ---------
         Balance December 31, 1998 ..............................   $  (933)    $  (8,636)    $  (9,569)
                                                                    =======     =========     =========

     The joint ventures' financial position as of December 31, 1998 and 1997, and the Company's investments in the joint ventures and amounts due from Playcenter Joint Venture as of December 31, 1998 and 1997, are presented below (in thousands, unaudited):




JOINT VENTURE FINANCIAL POSITION                  1998         1997
--------------------------------------------   ----------   ----------
  Current assets ...........................    $ 1,815      $ 5,244
  Non-current assets .......................     25,655       31,099
  Current liabilities ......................      2,265        3,227
  Non-current liabilities ..................     24,401       25,480
  Stockholders' equity .....................        804        7,636



INVESTMENTS/AMOUNTS DUE FROM JOINT VENTURES                        1998         1997
-------------------------------------------------------------   ----------   ----------
           Investments in joint ventures ....................    $  4,401     $  9,818
           Notes receivable due from joint ventures .........       3,948        3,781
           Loan to joint venture ............................       9,087        6,400
                                                                 --------     --------
           Total investment/due from joint ventures .........    $ 17,436     $ 19,999
                                                                 ========     ========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 16. JOINT VENTURES continued

     The Company's investment in Playcenter Joint Venture includes the unamortized excess of the Company's investment over its equity in the joint venture's net assets. This excess was $19,986 at December 31, 1998, and is being amortized on a straight-line basis over the estimated life of the joint venture of ten years. The note receivable due from Playcenter Joint Venture represents the balance due for sales of equipment to the joint venture through a Brazilian distributor. The balance due on the equipment sales and the loan to Playcenter Joint Venture bear interest at 12% through November 21, 1997, and 8% thereafter. Principal and interest will be repaid to the Company by the joint venture from its operating cash flow.


NOTE 17. BUSINESS SEGMENTS

     The Company operates in two major lines of business: operation of bowling centers and manufacturing and sale of bowling and related products. Information concerning operations in these business segments for 1998, 1997 and 1996 is presented below (in millions):


                                                        BOWLING CENTERS                       BOWLING PRODUCTS
                                             -------------------------------------- ------------------------------------
                                                             INTER-        SUB-                    INTER-
                                                 U.S.       NATIONAL       TOTAL        U.S.      NATIONAL    SUB-TOTAL
                                             ------------ ------------ ------------ ----------- ------------ -----------
YEAR ENDED DECEMBER 31, 1998:
 Revenue from unaffiliated customers .......  $   425.5    $   115.4    $   540.9    $   83.2    $   114.0    $   197.2
 Intersegment sales ........................         --           --           --        10.9          4.4         15.3
 Operating income (loss) ...................       32.6         12.1         44.7        (7.8)        (4.0)       (11.8)
 Identifiable assets .......................      883.3        350.1      1,233.4       625.4         80.7        706.1
 Depreciation and amortization .............       77.8         19.6         97.4        21.1          1.4         22.5
 Capital expenditures ......................       46.9         10.0         56.9         8.5          1.0          9.5
 Research and development expense ..........         --           --           --         0.1           --          0.1
YEAR ENDED DECEMBER 31, 1997:
 Revenue from unaffiliated customers .......  $   324.7    $   104.4    $   429.1    $  105.7    $   178.9    $   284.6
 Intersegment sales ........................         --           --           --         9.4          5.3         14.7
 Operating income (loss) ...................       36.5         11.1         47.6        36.6         14.4         51.0
 Identifiable assets .......................      810.5        309.1      1,119.6       631.1         69.9        701.0
 Depreciation and amortization .............       64.3         18.5         82.8        18.6          1.2         19.8
 Capital expenditures ......................       33.4          6.0         39.4         8.1          1.1          9.2
 Research and development expense ..........         --           --           --         0.9           --          0.9
PERIOD ENDED DECEMBER 31, 1996:
 Revenue from unaffiliated customers .......  $   132.3    $    67.4    $   199.7    $   69.1    $   116.0    $   185.1
 Intersegment sales ........................         --           --           --         3.7          2.3          6.0
 Operating income (loss) ...................       10.8          6.8         17.6        26.1         10.9         37.0
 Identifiable assets .......................      612.8        302.7        915.5       606.7         44.5        651.2
 Depreciation and amortization .............       25.6         12.1         37.7        12.1          0.5         12.6
 Capital expenditures ......................        8.1          5.0         13.1         1.5          1.7          3.2
 Research and development expense ..........         --           --           --         1.3           --          1.3



                                                            ELIM-
                                              CORPORATE   INATIONS      TOTAL
                                             ----------- ---------- ------------
YEAR ENDED DECEMBER 31, 1998:
 Revenue from unaffiliated customers .......  $     --    $    --    $   738.1
 Intersegment sales ........................        --         --         15.3
 Operating income (loss) ...................     (24.3)        1.0         9.6
 Identifiable assets .......................      38.3         2.2     1,980.0
 Depreciation and amortization .............       2.3        (1.6)      120.6
 Capital expenditures ......................       0.2         --         66.6
 Research and development expense ..........        --         --          0.1
YEAR ENDED DECEMBER 31, 1997:
 Revenue from unaffiliated customers .......  $     --    $    --    $   713.7
 Intersegment sales ........................        --         --         14.7
 Operating income (loss) ...................      (16.8)       1.1        82.9
 Identifiable assets .......................       10.3        1.2     1,832.1
 Depreciation and amortization .............        1.4       (1.5)      102.5
 Capital expenditures ......................        8.6       (0.5)       56.7
 Research and development expense ..........        --         --          0.9
PERIOD ENDED DECEMBER 31, 1996:
 Revenue from unaffiliated customers .......  $     --    $    --    $   384.8
 Intersegment sales ........................        --         --          6.0
 Operating income (loss) ...................       (8.6)       0.1        46.1
 Identifiable assets .......................       27.1        0.1     1,593.9
 Depreciation and amortization .............        --        (0.9)       49.4
 Capital expenditures ......................        1.3       (0.7)       16.9
 Research and development expense ..........        --         --          1.3


AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued
NOTE 18. GEOGRAPHIC SEGMENTS


     Information about the Company's operations in different geographic areas for 1998, 1997 and 1996, and identifiable assets at December 31, 1998 and 1997, are presented below:

     OPERATING REVENUE:


                                     1998           1997           1996
                                 ------------   ------------   ------------
  United States                   $ 519,600      $ 439,800      $ 205,800
  United Kingdom                     59,700         44,100         15,900
  Australia                          48,900         49,500         33,500
  Japan                              34,200         54,700         36,800
  China, including Hong Kong         33,500         82,400         60,700
  Other European countries           28,300         21,300          9,900
  Mexico                             10,700          8,800          5,400
  Sweden                              6,500          9,100          7,400
  Korea                               6,400         14,100         14,300
  Spain                               4,100          3,300            900
  Canada                                800            600            200
  Middle East                           700            700             --
  Eliminations                      (15,300)       (14,700)        (6,000)
                                  ---------      ---------      ---------
                                  $ 738,100      $ 713,700      $ 384,800
                                  =========      =========      =========

     Operating revenue for the U.S. Bowling Products operation has been reduced by $75,991, in 1998, $104,900 in 1997 and $63,400 in 1996 to reflect the elimination of intracompany sales between the U.S. Bowling products operation and the Bowling Products international sales and service branches.

     OPERATING INCOME (LOSS):


                                    1998          1997           1996
                                 ----------   ------------   ------------
  Australia                       $  6,400      $  6,700       $  4,900
  United Kingdom                     5,700         4,400            600
  Mexico                             1,600         1,300            500
  United States                        500        56,300         28,200
  Sweden                               500         1,300          1,000
  Canada                              (200)         (100)          (100)
  Japan                               (200)        4,500          4,000
  Middle East                         (200)           --             --
  Spain                               (200)         (200)          (100)
  Korea                               (900)          200            100
  Other European countries          (1,200)         (900)          (700)
  China, including Hong Kong        (3,200)        8,300          7,600
  Eliminations                       1,000         1,100            100
                                  --------      --------       --------
                                  $  9,600      $ 82,900       $ 46,100
                                  ========      ========       ========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 18. GEOGRAPHIC SEGMENTS continued

     Operating income for the U.S. Bowling Products operation has been increased by $148 in 1998, $2,300 in 1997 and reduced by $1,000 in 1996 to reflect the elimination of intracompany gross profit between the U.S. Bowling Products operations and the Bowling Products international sales and service branches.

     IDENTIFIABLE ASSETS:


                                      1998             1997
                                 --------------   --------------
  United States                   $ 1,547,000      $ 1,451,900
  United Kingdom                      188,600          115,900
  Australia                           110,500          112,300
  Other European countries             37,700           38,300
  Japan                                31,600           36,900
  China, including Hong Kong           28,000              200
  Mexico                               13,000           17,200
  Korea                                 9,900            3,900
  Spain                                 5,100            5,400
  Canada                                3,300            6,300
  Sweden                                2,100            3,400
  Middle East                           1,000           39,200
  Eliminations                          2,200            1,200
                                  -----------      -----------
                                  $ 1,980,000      $ 1,832,100
                                  ===========      ===========


     Identifiable assets for the international sales and service branches have been reduced by $3,037 at December 31, 1998 and $3,200 at December 31, 1997 to reflect the elimination of intracompany gross profit in inventory between the U.S. Bowling Products operations and the Bowling Products international sales and service branches.


NOTE 19. RELATED PARTIES

     Goldman Sachs and its affiliates have certain interests in the Company in addition to being the initial purchasers of the Notes of the Company in connection with the Acquisition. Richard A. Friedman and Terence M. O'Toole, each of whom is a Managing Director of Goldman Sachs, and Peter M. Sacerdote, who is a limited partner of The Goldman Sachs Group, L.P., are directors of AMF Bowling, AMF Group Holdings and Bowling Worldwide. Goldman Sachs and its affiliates together currently beneficially own a majority of the outstanding voting equity of AMF Bowling; thus Goldman Sachs will be deemed to be an "affiliate" of the Company. Goldman Sachs received an underwriting discount of approximately $19.0 million in connection with the purchase and resale of the Subsidiary Notes. In addition, Goldman Sachs is entitled to the reimbursement of its expenses and is indemnified in connection with its services.

     In connection with the Credit Agreement, Goldman Sachs Credit Partners, L.P., acted as Syndication Agent; Goldman Sachs Credit Partners, L.P., and Citicorp Securities, Inc. acted as Arrangers; and Citibank, N.A. is acting as Administrative Agent. Goldman Sachs Credit Partners, L.P., was also a lender under the bank credit agreement. Goldman Sachs has received fees of approximately $9.8 million and has been reimbursed for expenses in connection with such services. Goldman Sachs also received a cash fee of $5.0 million from the Company in connection with the Acquisition and was reimbursed for related expenses.

     Under the Credit Agreement, Goldman Sachs Credit Partners, L.P., acted as Syndication Agent; Goldman Sachs Credit Partners, L.P., and Citicorp Securities, Inc., acted as Arrangers; Citibank, N.A. is acting as Administrative Agent and Citicorp USA, Inc. is acting as Collateral Agent. Total fees payable to Goldman Sachs Credit Partners, L.P. in connection with its services under the Credit Agreement aggregated approximately $0.9 million, and such entity was reimbursed for expenses in connection with such services.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 19. RELATED PARTIES continued

     Goldman Sachs acted as the Company's lead underwriter in connection with the Initial Public Offering. Underwriting discounts paid to the entire underwriting syndicate in the Initial Public Offering totaled $18.9 million.

     In 1997, the Company paid a fee of $0.3 million to Goldman Sachs for its representation of the Company in connection with the Company's lease of its new bowling center at Chelsea Piers in New York.

     In 1998, Goldman Sachs was an initial purchaser in connection with the Debenture offering, for which the Company paid Goldman Sachs approximately $5.4 million.


NOTE 20. RECENT ACCOUNTING PRONOUNCEMENTS

     Effective for the fiscal year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." Adoption of these standards did not have a material impact on the Company's financial position or results of operations.

      Effective for the fiscal year ended December 31, 1999, the Company is required to adopt Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Effective for the quarter ended March 31, 2000, the Company is required to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect that adoption of these standards will have a material impact on the Company's financial position or results of operations.


NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

     The following condensed consolidating information presents:

     o Condensed consolidating balance sheets as of December 31, 1998 and 1997, and condensed consolidating statements of operations and cash flows for 1998, 1997 and 1996.

     o Elimination entries necessary to combine the entities comprising AMF Bowling.

     The Subsidiary Notes are jointly and severally guaranteed on a full and unconditional basis by AMF Group Holdings and by the first- and second-tier subsidiaries of Bowling Worldwide (the "Guarantors"). Third-tier subsidiaries of Bowling Worldwide, all of which are wholly owned subsidiaries of AMF Worldwide Bowling Centers Holdings Inc., a second-tier subsidiary of Bowling Worldwide, have not provided guarantees (the "Non-Guarantors").

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued

                       AMF BOWLING, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATING BALANCE SHEET
                            AS OF DECEMBER 31, 1998
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                 NON-
                                                GUARANTOR     GUARANTOR
                                                COMPANIES     COMPANIES     ELIMINATIONS    CONSOLIDATED
                                             -------------- -------------  -------------- ---------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .................  $    19,843    $   13,159     $         --    $    33,002
 Accounts and notes receivable, net of
  allowance for doubtful accounts...........       81,999           436               --         82,435
 Accounts receivable-- intercompany ........        9,690         7,374          (17,064)            --
 Inventories ...............................       63,710         1,025               --         64,735
 Deferred taxes and other ..................       18,145         5,815               --         23,960
                                              -----------    ----------     ------------    -----------
  TOTAL CURRENT ASSETS .....................      193,387        27,809          (17,064)       204,132
Notes receivable-- intercompany ............       43,817         5,663          (49,480)            --
Property and equipment, net ................      794,550        78,255            1,180        873,985
Investment in subsidiaries .................       21,805       781,094         (802,899)            --
Goodwill and other assets ..................      879,316        22,541               --        901,857
                                              -----------    ----------     ------------    -----------
  TOTAL ASSETS .............................  $ 1,932,875    $  915,362     $   (868,263)   $ 1,979,974
                                              ===========    ==========     ============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ..........................  $    31,157    $    2,755     $         --    $    33,912
 Accounts payable-- intercompany ...........        7,374         9,690          (17,064)            --
 Accrued expenses ..........................       49,984        11,825               --         61,809
 Income taxes payable ......................        1,486         3,903               --          5,389
Current portion long-term debt .............       32,375            --               --         32,375
                                              -----------    ----------     ------------    -----------
   TOTAL CURRENT LIABILITIES ...............      122,376        28,173          (17,064)       133,485
Long-term debt, less current portion .......      997,713       313,876               --      1,311,589
Notes payable-- intercompany ...............        5,663        43,817          (49,480)            --
Other long-term liabilities ................        4,224         1,041               --          5,265
Deferred income taxes ......................           --            --               --             --
                                              -----------    ----------     ------------    -----------
   TOTAL LIABILITIES .......................    1,129,976       386,907          (66,544)     1,450,339
                                              -----------    ----------     ------------    -----------
COMMITMENTS AND CONTINGENCIES
Stockholders' equity:
 Common stock ..............................          597            --               --            597
 Paid-in capital ...........................    1,002,844       747,898       (1,001,437)       749,305
 Retained deficit ..........................     (181,217)     (200,118)         180,393       (200,942)
 Accumulated other comprehensive income ....      (19,325)      (19,325)          19,325        (19,325)
                                              -----------    ----------     ------------    -----------
   TOTAL STOCKHOLDERS' EQUITY ..............      802,899       528,455         (801,719)       529,635
                                              -----------    ----------     ------------    -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 1,932,875    $  915,362     $   (868,263)   $ 1,979,974
                                              ===========    ==========     ============    ===========


AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued

                       AMF BOWLING, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATING BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                                            NON-
                                                                           GUARANTOR     GUARANTOR
                                                                           COMPANIES     COMPANIES    ELIMINATIONS    CONSOLIDATED
                                                                        -------------- ------------- -------------- ---------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ............................................  $    33,451     $   2,339    $        --     $    35,790
 Accounts and notes receivable, net of
   allowance for doubtful accounts ....................................       71,652         2,339             --          73,991
 Accounts receivable -- intercompany ..................................        6,682         1,963         (8,645)             --
 Inventories ..........................................................       54,765         1,803             --          56,568
 Deferred taxes and other .............................................       14,345         2,704             --          17,049
                                                                         -----------     ---------    -----------     -----------
    TOTAL CURRENT ASSETS ..............................................      180,895        11,148         (8,645)        183,398
 Notes receivable-intercompany ........................................       15,482         1,663        (17,145)             --
 Property and equipment, net ..........................................      712,032        37,845          1,008         750,885
 Investment in subsidiaries ...........................................       24,499       628,355       (652,854)             --
 Goodwill and other assets ............................................      891,011         6,758             --         897,769
                                                                         -----------     ---------    -----------     -----------
    TOTAL ASSETS ......................................................  $ 1,823,919     $ 685,769    $  (677,636)    $ 1,832,052
                                                                         ===========     =========    ===========     ===========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES:
 Accounts payable .....................................................  $    38,513     $   3,070    $        --     $    41,583
 Accounts payable -- intercompany .....................................        1,934         6,711         (8,645)             --
 Accrued expenses .....................................................       59,495         5,370             --          64,865
 Income taxes payable .................................................        3,237         2,407             --           5,644
 Longterm debt, current portion .......................................       27,376            --             --          27,376
                                                                         -----------     ---------    -----------     -----------
    TOTAL CURRENT LIABILITIES .........................................      130,555        17,558         (8,645)        139,468
Long-term debt ........................................................    1,033,223            --             --       1,033,223
Notes payable -- intercompany .........................................        2,990        14,155        (17,145)             --
Other long-term liabilities ...........................................        5,333            --             --           5,333
Deferred income taxes .................................................       (1,036)        1,036             --              --
                                                                         -----------     ---------    -----------     -----------
   TOTAL LIABILITIES ..................................................    1,171,065        32,749        (25,790)      1,178,024
                                                                         -----------     ---------    -----------     -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
 Common stock .........................................................           --           596             --             596
 Paid-in capital ......................................................      747,145       746,049       (745,141)        748,053
 Retained earnings (deficit) ..........................................      (74,718)      (74,052)        73,722         (75,048)
  Equity adjustment from foreign currency translation .................      (19,573)      (19,573)        19,573         (19,573)
                                                                         -----------     ---------    -----------     -----------
   TOTAL STOCKHOLDERS' EQUITY .........................................      652,854       653,020       (651,846)        654,028
                                                                         -----------     ---------    -----------     -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .........................  $ 1,823,919     $ 685,769    $  (677,636)    $ 1,832,052
                                                                         ===========     =========    ===========     ===========



AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
                                (IN THOUSANDS)



                                                                                 NON-
                                                              GUARANTOR       GUARANTOR
                                                              COMPANIES       COMPANIES     ELIMINATIONS    CONSOLIDATED
                                                           --------------- --------------- -------------- ---------------
OPERATING REVENUE ........................................   $   682,772     $    56,087     $     (746)    $   738,113
                                                             -----------     -----------     ----------     -----------
OPERATING EXPENSES:
 Cost of goods sold ......................................       196,376           6,347           (499)        202,224
 Bowling center operating expenses .......................       304,311          31,641           (247)        335,705
 Selling, general, and administrative expenses ...........        60,738           9,277             --          70,015
 Depreciation and amortization ...........................       113,558           7,251           (172)        120,637
                                                             -----------     -----------     ----------     -----------
  Total operating expenses ...............................       674,983          54,516           (918)        728,581
                                                             -----------     -----------     ----------     -----------
  Operating income .......................................         7,789           1,571            172           9,532
NONOPERATING EXPENSES (INCOME):
 Interest expense ........................................       100,804          13,858             --         114,662
 Other expenses, net .....................................         4,851           2,804             --           7,655
 Interest income .........................................        (1,689)           (703)            --          (2,392)
 Equity in (income) loss of subsidiaries .................          (249)        107,248       (106,999)             --
                                                             -----------     -----------     ----------     -----------
  Total nonoperating expenses ............................       103,717         123,207       (106,999)        119,925
                                                             -----------     -----------     ----------     -----------
Loss before income taxes .................................       (95,928)       (121,636)       107,171        (110,393)
Provision for income taxes ...............................         2,864           4,430             --           7,294
                                                             -----------     -----------     ----------     -----------
Net loss before equity in loss of joint ventures .........       (98,792)       (126,066)       107,171        (117,687)
Equity in loss of joint ventures .........................        (8,207)             --             --          (8,207)
                                                             -----------     -----------     ----------     -----------
   Net loss ..............................................   $  (106,999)    $  (126,066)    $  107,171     $  (125,894)
                                                             ===========     ===========     ==========     ===========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                                (IN THOUSANDS)



                                                                                 NON-
                                                              GUARANTOR        GUARANTOR
                                                              COMPANIES        COMPANIES    ELIMINATIONS   CONSOLIDATED
                                                            -------------   -------------- -------------- -------------
OPERATING REVENUE .........................................  $  673,714       $   42,205     $  (2,251)    $  713,668
                                                             ----------       ----------     ---------     ----------
OPERATING EXPENSES:
 Cost of goods sold .......................................     207,820            6,230        (1,506)       212,544
 Bowling center operating expenses ........................     229,629           22,188          (611)       251,206
  Selling, general, and administrative expenses ...........      61,421            3,125            --         64,546
 Depreciation and amortization ............................      96,812            5,826          (191)       102,447
                                                             ----------       ----------     ---------     ----------
  Total operating expenses ................................     595,682           37,369        (2,308)       630,743
                                                             ----------       ----------     ---------     ----------
  Operating income ........................................      78,032            4,836            57         82,925

NONOPERATING EXPENSES (INCOME):
 Interest expense .........................................     117,804              581            --        118,385
 Other expenses, net ......................................       6,054            2,225         1,827         10,106
 Interest income ..........................................      (1,631)            (323)           --         (1,954)
 Equity in loss of subsidiaries ...........................       1,043           53,336       (54,379)            --
                                                             ----------       ----------     ---------     ----------
  Total nonoperating expenses .............................     123,270           55,819       (52,552)       126,537
                                                             ----------       ----------     ---------     ----------
Income (loss) before income taxes .........................     (45,238)         (50,983)       52,609        (43,612)
Provision (benefit) for income taxes ......................     (15,587)           2,811            --        (12,776)
                                                             ----------       ----------     ---------     ----------
Net loss before equity in loss of joint ventures
 and extraordinary items ..................................     (29,651)         (53,794)       52,609        (30,836)
Equity in loss of joint ventures, net of tax ..............      (1,362)              --            --         (1,362)
                                                             ----------       ----------     ---------     ----------
Net loss before extraordinary items .......................     (31,013)         (53,794)       52,609        (32,198)
Extraordinary items, net of tax ...........................     (23,366)              --            --        (23,366)
                                                             ----------       ----------     ---------     ----------
   Net loss ...............................................  $  (54,379)      $  (53,794)    $  52,609     $  (55,564)
                                                             ==========       ==========     =========     ==========


AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                    FOR THE PERIOD ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                                (IN THOUSANDS)



                                                                                NON-
                                                             GUARANTOR        GUARANTOR
                                                             COMPANIES        COMPANIES      ELIMINATIONS     CONSOLIDATED
                                                           -------------   --------------   --------------   -------------
OPERATING REVENUE ......................................    $  364,095       $   21,768       $  (1,054)      $  384,809
                                                            ----------       ----------       ---------       ----------
OPERATING EXPENSES:
 Cost of goods sold ....................................       127,623            3,566            (647)         130,542
 Bowling center operating expenses .....................       112,318           11,780            (425)         123,673
 Selling, general, and administrative expenses .........        33,444            1,626              --           35,070
 Depreciation and amortization .........................        46,198            3,260             (72)          49,386
                                                            ----------       ----------       ---------       ----------
  Total operating expenses .............................       319,583           20,232          (1,144)         338,671
                                                            ----------       ----------       ---------       ----------
  Operating income .....................................        44,512            1,536              90           46,138
NONOPERATING EXPENSES:
 Interest expense ......................................        77,968               22              --           77,990
 Other (income) expense, net ...........................            98              892             922            1,912
 Interest income .......................................        (5,617)            (131)             --           (5,748)
 Equity in loss of subsidiaries ........................           499           18,234         (18,733)              --
                                                            ----------       ----------       ---------       ----------
  Total nonoperating expenses ..........................        72,948           19,017         (17,811)          74,154
                                                            ----------       ----------       ---------       ----------
Income (loss) before income taxes ......................       (28,436)         (17,481)         17,901          (28,016)
Provision (benefit) for income taxes ...................        (9,703)           1,171              --           (8,532)
                                                            ----------       ----------       ---------       ----------
   Net loss ............................................    $  (18,733)      $  (18,652)      $  17,901       $  (19,484)
                                                            ==========       ==========       =========       ==========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                                  NON-
                                                              GUARANTOR        GUARANTOR
                                                              COMPANIES        COMPANIES      ELIMINATIONS    CONSOLIDATED
                                                           --------------- ----------------- -------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .................................................  $  (106,999)     $ (126,066)      $  107,171     $  (125,894)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization ...........................      113,558           7,251             (172)        120,637
  Equity in loss of joint ventures ........................        8,207              --               --           8,207
  Deferred income taxes ...................................         (243)             --               --            (243)
  Amortization of bond discount ...........................       23,965          12,732               --          36,697
  Equity in loss of subsidiaries ..........................         (249)        107,248         (106,999)             --
  Loss on the sale of property and equipment, net .........        8,953              (5)              --           8,948
  Changes in assets and liabilities:
   Accounts and notes receivable, net .....................      (11,129)            976               --         (10,153)
   Receivables and payables -- affiliates .................      (22,873)         22,873               --              --
   Inventories ............................................       (6,982)            (87)              --          (7,069)
   Other assets ...........................................      (12,912)        (18,071)              --         (30,983)
   Accounts payable and accrued expenses ..................      (14,474)          4,943               --          (9,531)
  Income taxes payable ....................................       (1,875)          1,661               --            (214)
  Other long-term liabilities .............................          (73)             --               --             (73)
                                                             -----------      ------------     ----------     -----------
  Net cash (used in) provided by operating activities .....      (23,126)         13,455               --          (9,671)
                                                             -----------      ------------     ----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of operating units, net of cash acquired ....     (124,054)        (49,438)              --        (173,492)
 Investment in subsidiary .................................           --        (255,587)         255,587              --
 Investments in and advances to joint ventures ............       (5,643)             --               --          (5,643)
 Purchases of property and equipment ......................      (62,872)         (3,767)              --         (66,639)
 Proceeds from sale of property and equipment .............        3,811              --               --           3,811
                                                             -----------      ------------     ----------     -----------
  Net cash used in investing activities ...................     (188,758)       (308,792)         255,587        (241,963)
                                                             -----------      ------------     ----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing
  costs ...................................................      224,500         324,141                          548,641
 Payment on long-term debt ................................     (278,988)        (22,997)              --        (301,985)
 Capital Contribution from Parent .........................      255,587              --         (255,587)             --
 Net proceeds from issuance of shares .....................           --              44               --              44
 Noncompete obligations ...................................         (677)             --               --            (677)
                                                             -----------      ------------     ----------     -----------
  Net cash provided by financing activities ...............      200,422         301,188         (255,587)        246,023
                                                             -----------      ------------     ----------     -----------
  Effect of exchange rates on cash ........................       (2,152)          4,975               --           2,823
                                                             -----------      ------------     ----------     -----------
  Net (decrease) increase in cash .........................      (13,614)         10,826               --          (2,788)
  Cash and cash equivalents at beginning of period ........       33,457           2,333               --          35,790
                                                             -----------      ------------     ----------     -----------
  Cash and cash equivalents at end of period ..............  $    19,843      $   13,159       $       --     $    33,002
                                                             ===========      ============     ==========     ===========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                                             NON-
                                                                           GUARANTOR       GUARANTOR
                                                                           COMPANIES       COMPANIES    ELIMINATIONS   CONSOLIDATED
                                                                        --------------  -------------- -------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .............................................................   $  (54,379)     $  (53,794)   $    52,609    $  (55,564)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
  Depreciation and amortization .......................................       96,812           5,826           (191)      102,447
  Equity in loss of joint ventures ....................................        1,362              --             --         1,362
  Extraordinary items, net of tax .....................................       23,366              --             --        23,366
  Deferred income taxes ...............................................      (20,227)              6             --       (20,221)
  Amortization of bond discount .......................................       33,562              --             --        33,562
  Equity in loss of subsidiaries ......................................        1,043          53,336        (54,379)           --
  Dividends from guarantor companies ..................................         (500)            500             --            --
  Dividends from non-guarantor companies ..............................        1,327          (1,327)            --            --
  Loss on the sale of property and equipment, net .....................        4,417              29             --         4,446
  Changes in assets and liabilities:
   Accounts and notes receivable ......................................      (25,218)           (875)            --       (26,093)
   Receivables and payables -- affiliates .............................      (12,745)         12,745             --            --
   Inventories ........................................................      (16,570)           (401)            --       (16,971)
   Other assets .......................................................      (13,375)         (1,797)         2,275       (12,897)
   Accounts payable and accrued expenses ..............................       14,522           3,260             --        17,782
   Income taxes payable ...............................................       (1,152)          1,754             --           602
   Other long-term liabilities ........................................       (4,089)             --             --        (4,089)
                                                                          ----------      ----------    -----------    ----------
 Net cash provided by (used in) operating activities ......... ........       28,156          19,262            314        47,732
                                                                          ----------      ----------    -----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of operating units, net of cash acquired ................     (197,271)        (17,490)            --      (214,761)
 Investment in subsidiary .............................................           --        (315,671)       315,671            --
 Investments in and advances to joint ventures ........................      (21,361)             --             --       (21,361)
  Purchases of property and equipment .................................      (53,911)         (2,926)           134       (56,703)
 Proceeds from sale of property and equipment .........................        4,123              57             --         4,180
                                                                          ----------      ----------    -----------    ----------
  Net cash provided by (used in) investing activities .................     (268,420)       (336,030)       315,805      (288,645)
                                                                          ----------      ----------    -----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing
   costs ..............................................................      231,406           9,000             --       240,406
 Payment on long-term debt ............................................     (295,621)         (9,000)            --      (304,621)
 Prepayment penalty ...................................................      (14,571)             --             --       (14,571)
 Capital Contribution .................................................      315,671          37,048       (316,119)       36,600
 Initial public offering of shares ....................................           --         279,071             --       279,071
 Repurchase shares ....................................................           --            (500)            --          (500)
 Noncompete obligations ...............................................         (647)             --             --          (647)
                                                                          ----------      ----------    -----------    ----------
  Net cash provided by (used in) financing activities .................      236,238         315,619       (316,119)      235,738
                                                                          ----------      ----------    -----------    ----------
  Effect of exchange rates on cash ....................................       (2,183)           (420)            --        (2,603)
                                                                          ----------      ----------    -----------    ----------
  Net decrease in cash ................................................       (6,209)         (1,569)            --        (7,778)
  Cash and cash equivalents at beginning of period ....................       39,660           3,908             --        43,568
                                                                          ----------      ----------    -----------    ----------
  Cash and cash equivalents at end of period ..........................   $   33,451      $    2,339    $        --    $   35,790
                                                                          ==========      ==========    ===========    ==========



AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                    FOR THE PERIOD ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)



                                                                                  NON-
                                                               GUARANTOR        GUARANTOR
                                                               COMPANIES        COMPANIES    ELIMINATIONS    CONSOLIDATED
                                                            ---------------  -------------- -------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .................................................. $     (18,733)    $  (18,652)    $  17,901     $     (19,484)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
  Depreciation and amortization ............................        46,198          3,260           (72)           49,386
  Deferred taxes ...........................................       (14,040)            --            --           (14,040)
  Amortization of bond discount ............................        24,731             --            --            24,731
  Equity in loss of subsidiaries ...........................           499         18,234       (18,733)               --
  Dividends from non-guarantor companies ...................           922           (922)           --                --
  Loss on the sale of property and equipment, net ..........           390             18            --               408
  Changes in assets and liabilities:
   Accounts and notes receivable ...........................        (6,663)           159            --            (6,504)
   Receivables and payables -- affiliates ..................           399           (399)           --                --
   Inventories .............................................         1,830             32            --             1,862
   Other assets ............................................        (4,332)          (582)          904            (4,010)
   Accounts payable and accrued expenses ...................        21,631            299            --            21,930
   Income taxes payable ....................................           662           (245)           --               417
   Other long-term liabilities .............................        18,918            217            --            19,135
                                                             -------------     ----------     ---------     -------------
  Net cash provided by operating activities ................        72,412          1,419            --            73,831
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of operating units, net of cash acquired .....    (1,454,213)         3,285            --        (1,450,928)
 Purchases of property and equipment .......................       (15,930)        (1,011)           --           (16,941)
 Proceeds from sales of property and equipment .............           584            170            --               754
                                                             -------------     ----------     ---------     -------------
  Net cash provided by (used in) investing activities ......    (1,469,559)         2,444            --        (1,467,115)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing
  costs ....................................................     1,059,277             --                       1,059,277
 Payments on long-term debt ................................       (38,875)            --            --           (38,875)
 Capital contribution ......................................       420,750             --            --           420,750
 Payment of noncompete obligations .........................        (2,892)            --            --            (2,892)
                                                             -------------     ----------     ---------     -------------
  Net cash provided by financing activities ................     1,438,260             --            --         1,438,260
                                                             -------------     ----------     ---------     -------------
  Effect of exchange rates on cash .........................        (1,453)            45            --            (1,408)
                                                             -------------     ----------     ---------     -------------
  Net increase in cash .....................................        39,660          3,908            --            43,568
  Cash and cash equivalents at beginning of period .........            --             --            --                --
                                                             -------------     ----------     ---------     -------------
  Cash and cash equivalents at end of period ............... $      39,660     $    3,908     $      --     $      43,568
                                                             =============     ==========     =========     =============



AMF BOWLING, INC. AND SUBSIDIARIES


SELECTED QUARTERLY DATA



                                                 (UNAUDITED)                                    (UNAUDITED)
                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                                    1997                                            1998
                               ---------------------------------------------   -------------------------------------------------
                                MARCH 31   JUNE 30  SEPTEMBER 30  DECEMBER 31   MARCH 31    JUNE 30    SEPTEMBER 30   DECEMBER 31
QUARTERS ENDED                 --------- --------- -------------- ----------   ---------    ---------  ------------   -----------
Net sales .....................$ 157.6    $ 160.5     $  187.5     $  208.1     $  187.6     $  162.2      $  172.5      $  215.8
Operating income (loss) .......   29.7       12.7         17.5         23.0         26.3        (12.6)        (13.1)          9.0
Net income (loss)
 before extraordinary items ...    0.1      (12.3)       (10.2)        (9.8)        (0.6)       (35.8)        (35.6)        (53.9)
Extraordinary items, net of
 tax (b) ......................     --         --           --        (23.4)          --           --            --            --
Net income (loss) .............    0.1      (12.3)       (10.2)       (33.2)        (0.6)       (35.8)        (35.6)        (53.9)
Net income (loss) per
 share before extraordinary
 items (a) ....................   0.00      (0.29)    $  (0.24)   $   (0.18)    $  (0.01)    $  (0.60)     $  (0.60)     $  (0.90)
Per share effect of
 extraordinary items (a) (b) ..     --         --           --        (0.44)          --           --            --            --
                               --------   --------   ----------   ----------   ----------   ----------    ----------    ----------
Net income (loss) per
 share (a)..................... $ 0.00    $ (0.29)    $  (0.24)   $   (0.62)    $  (0.01)    $  (0.60)     $  (0.60)     $  (0.90)
                               ========  =========   ==========   ==========   ==========   ==========    ==========    ==========


--------
(a) Basic and diluted. Outstanding stock options and warrants are not considered as their effect is antidilutive.
(b) Costs incurred in connection with the use of proceeds of the Initial Public Offering. See "Note 9. Long-Term Debt" and "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND THE STOCKHOLDERS
AMF BOWLING GROUP



     In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of AMF Bowling Group at April 30, 1996 and the results of its operations and its cash flows for the four months ended April 30, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP



Norfolk, Virginia
June 28, 1996

AMF BOWLING GROUP


COMBINED BALANCE SHEET
(in thousands of dollars)


                                                                                      APRIL 30,
                                                                                        1996
                                                                                    ------------
ASSETS
CURRENTS ASSETS:
 Cash and cash equivalents ......................................................     $ 21,913
 Accounts and notes receivable, net of allowance for doubtful accounts of $3,110        33,887
 Accounts and notes receivable -- affiliates ....................................          166
 Inventories ....................................................................       43,296
 Prepaid expenses and other .....................................................        6,113
                                                                                      --------
  TOTAL CURRENT ASSETS ..........................................................      105,375
Property and equipment, net .....................................................      251,544
Other assets ....................................................................       18,330
                                                                                      --------
  TOTAL ASSETS ..................................................................     $375,249
                                                                                      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ...............................................................     $ 23,670
 Book overdrafts ................................................................        5,724
 Accrued expenses and deposits ..................................................       34,916
 Long-term debt, current portion ................................................           10
 Income taxes payable ...........................................................        1,757
                                                                                      --------
  TOTAL CURRENT LIABILITIES .....................................................       66,077
Long-term debt ..................................................................        1,958
Other liabilities ...............................................................        2,811
Deferred income taxes ...........................................................        1,429
                                                                                      --------
  TOTAL LIABILITIES .............................................................       72,275
                                                                                      ========
COMMITMENTS AND CONTINGENCIES (NOTE 9)
STOCKHOLDERS' EQUITY:
 Common stock ...................................................................          454
 Paid-in capital ................................................................      251,770
 Retained earnings ..............................................................       52,302
 Equity adjustment from foreign currency translation ............................       (1,552)
                                                                                      --------
   TOTAL STOCKHOLDERS' EQUITY ...................................................      302,974
                                                                                      --------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................................     $375,249
                                                                                      ========

The accompanying notes are an integral part of this financial statement.

AMF BOWLING GROUP


COMBINED STATEMENT OF OPERATIONS
(in thousands of dollars)


                                                                            FOUR MONTHS
                                                                               ENDED
                                                                             APRIL 30,
                                                                               1996
                                                                           ------------

OPERATING REVENUES:
 Sales of products and services ........................................    $ 164,371
 Revenue from operating lease activities ...............................          573
                                                                            ---------
  Total operating revenues .............................................      164,944
                                                                            ---------
OPERATING EXPENSES:
 Cost of sales, excluding depreciation of $791 .........................       43,118
 Bowling center operations .............................................       80,156
 Selling, general and administrative ...................................       35,557
 Depreciation and amortization .........................................       15,097
                                                                            ---------
  Total operating expenses .............................................      173,928
                                                                            ---------
  Operating loss .......................................................       (8,984)
NONOPERATING INCOME (EXPENSES):
 Interest expense ......................................................       (4,504)
 Other expenses, net ...................................................         (692)
 Interest income .......................................................          611
 Foreign currency transaction loss .....................................          (29)
                                                                            ---------
Loss before income taxes ...............................................      (13,598)
Income tax benefit .....................................................        1,731
                                                                            ---------
  Net loss .............................................................    $ (11,867)
                                                                            =========
PRO FORMA FINANCIAL INFORMATION (UNAUDITED):



                                                                    FOUR MONTHS
                                                                       ENDED
                                                                     APRIL 30,
                                                                       1996
                                                                   ------------
Net loss before income taxes and pro forma adjustments .........    $ (13,598)
Pro forma C Corporation--tax benefit ...........................        5,065
                                                                    ---------
Pro forma net loss .............................................    $  (8,533)
                                                                    =========

The accompanying notes are an integral part of this financial statement.

AMF BOWLING GROUP


COMBINED STATEMENT OF CASH FLOWS
(in thousands of dollars)


                                                                                    FOUR MONTHS
                                                                                       ENDED
                                                                                     APRIL 30,
                                                                                       1996
                                                                                   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ......................................................................    $ (11,867)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization ................................................       15,097
  Deferred income taxes ........................................................          414
  Changes in assets and liabilities, net of effects from companies acquired:
   Accounts and notes receivable, net ..........................................        4,784
   Receivables and payables--affiliates ........................................        1,535
   Inventories .................................................................       (3,631)
   Other assets and liabilities ................................................       (2,673)
   Accounts payable and accrued expenses .......................................        8,713
   Income taxes payable ........................................................       (5,745)
                                                                                    ---------
   Net cash provided by operating activities ...................................        6,627
                                                                                    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment ............................................       (6,874)
 Other .........................................................................        2,989
                                                                                    ---------
  Net cash used for investing activities .......................................       (3,885)
                                                                                    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Distributions to stockholders .................................................      (36,721)
 Payment of long-term debt .....................................................       (3,812)
 Proceeds on notes payable--stockholders, net ..................................        1,236
 Capital contributions by stockholders .........................................       24,805
 Collection of notes receivable--affiliates ....................................       19,408
 Other .........................................................................        3,988
                                                                                    ---------
  Net cash provided by financing activities ....................................        8,904
  Effect of exchange rates on cash .............................................          535
                                                                                    ---------
Net increase in cash ...........................................................       12,181
Cash at beginning of period ....................................................        9,732
                                                                                    ---------
Cash at end of period ..........................................................    $  21,913
                                                                                    =========

See Note 11 for supplemental disclosures to the Combined Statement of Cash
Flows.
The accompanying notes are an integral part of this financial statement.

AMF BOWLING GROUP


COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of dollars)



                                                                               EQUITY
                                                                             ADJUSTMENT
                                                                            FROM FOREIGN                   TOTAL
                                          COMMON     PAID-IN     RETAINED     CURRENCY                 STOCKHOLDERS'
                                          STOCK      CAPITAL     EARNINGS    TRANSLATION     OTHER        EQUITY
                                       ----------- ----------- -------------------------- ----------- --------------
Balance, December 31, 1995 ...........      1,538     63,781       101,080      (3,400)       (1,461)     161,538
 Net loss ............................         --         --       (11,867)         --            --      (11,867)
 Distribution to stockholders ........         --         --       (36,721)         --            --      (36,721)
 Increase in equity adjustment
   from foreign currency translation .         --         --            --       1,665            --        1,665
 Payment of notes receivable
  officer/stockholder ................         --         --            --          --         1,461        1,461
 Capital contributions ...............        102    187,989            --          --            --      188,091
 Other ...............................     (1,186)        --          (190)        183            --       (1,193)
                                           ------    -------       -------      ------        ------      -------
Balance, April 30, 1996 ..............  $     454   $251,770    $   52,302    $ (1,552)    $      --    $ 302,974
                                        =========   ========    ==========    ========     =========    =========


The accompanying notes are an integral part of this financial statement.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS
(in thousands of dollars, except share data)


NOTE 1. ORGANIZATION

     AMF Bowling Group ("the Combined Companies") consisted of the following entities:

     S Corporations

     o AMF Bowling, Inc. ("AMF Bowling")

     o AMF Bowling Centers, Inc. ("AMF Bowling Centers")

     o AMF Beverage Company of Oregon, Inc.

     o King Louie Lenexa, Inc.

     o AMF Bowling Centers (Aust) International Inc.

     o AMF Bowling Centers (Canada) International Inc.

     o AMF BCO-France One, Inc.

     o AMF BCO-France Two, Inc.

     o AMF Bowling Centers (Hong Kong) International Inc.

     o AMF Bowling Centers International Inc.-Japan

     o AMF Bowling Mexico Holding, Inc.

     o Boliches AMF, Inc.

     o AMF Bowling Centers II Inc.-Switzerland

     o AMF BCO-U.K. One, Inc.

     o AMF BCO-U.K. Two, Inc.

     o AMF BCO-China, Inc.

     o AMF Bowling Centers China, Inc.

     Other

     o AMF Catering Services Pty, Ltd.

     o Bush River Corporation

     Pursuant to a Stock Purchase Agreement dated February 16, 1996 between AMF Group Holdings, Inc. and the stockholders of AMF Bowling Group (the "Combined Companies"), on May 1, 1996, AMF Group Holdings, Inc. (the "Company"), through its subsidiaries, acquired the Combined Companies in a stock purchase of all the outstanding stock of the separate domestic and foreign corporations that constitute substantially all of the Combined Companies and through the purchase of certain assets of the Combined Companies' bowling center operations in Spain and Switzerland. Prior to the acquisition, the Combined Companies were controlled by the Virginia Investment Trust.

     The Combined Companies operated bowling centers in the United States and in 9 foreign countries and manufactured and distributed a full line of bowling and leisure related products. The principal markets for bowling and leisure related equipment are domestic and foreign independent bowling center operators. The accompanying combined financial statements have been prepared for the purpose of presenting the financial position and results of operations of the bowling related operations of the various entities.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 1. ORGANIZATION continued


     The Company did not acquire the assets of two bowling centers located in Madrid, Spain and Geneva, Switzerland (both of which were retained by the sellers) and, accordingly, the April 30, 1996 combined financial statements exclude the assets of these centers. As a result of the acquisition, the Company, at May 1, 1996, owns or operates 205 of the Combined Companies' domestic bowling centers and 78 international bowling centers. The purchase price for the acquisition was approximately $1,300,000, subject to certain postclosing adjustments, less approximately $2,000 representing debt of the Combined Companies which remained in place following the closing of the acquisition (the "Closing").

     The revaluation, in accordance with Accounting Principles Board Opinion No. 16, of the Combined Companies' assets and liabilities as a result of the Stock Purchase Agreement has not been reflected in the accompanying combined financial statements. In addition, no adjustments have been recorded to reflect any tax liability resulting from the stock purchase and the related Section 338
(h) (10) election.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying combined financial statements have been prepared on the accrual basis of accounting and conform in all material respects to accounting principles generally accepted in the United States. The accompanying combined financial statements are stated in U.S. dollars. All significant intercompany and intracompany balances and transactions have been eliminated in the accompanying combined financial statements.


USE OF ESTIMATES

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The more significant estimates made by management include allowances for obsolete inventory, uncollectable accounts receivable, product warranty costs and litigation and claims. Actual results could differ from those estimates.


REVENUE RECOGNITION

     Revenue is generally recognized from the sale of products at the time the products are shipped. For larger contract orders, the Combined Companies generally require that customers submit a deposit as a condition of accepting the order. For nonaffiliate international sales, the Combined Companies generally require the customer to obtain a letter of credit prior to shipment.


WARRANTY COSTS

     AMF Bowling offers warranties for its various products and provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold. Warranty expense aggregated approximately $1,313 for the four months ended April 30, 1996.


CASH AND CASH EQUIVALENTS

     For the purpose of the statement of cash flows, the Combined Companies consider all highly liquid debt instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.


INVENTORIES

     Manufacturing inventory is valued at the lower of cost or market, cost being determined using the last-in, first-out ("LIFO") method for domestic inventories and the first-in, first-out ("FIFO") method for foreign inventories.

     Bowling center inventory is valued at the lower of cost or market with the cost being determined using the actual or average cost method.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Expenditures for maintenance and repairs which do not improve or extend the life of an asset are charged to expense as incurred; major renewals or betterments are capitalized to the property accounts. Upon retirement or sale of an asset, its cost and related accumulated depreciation are removed from the property accounts, and any gain or loss is recognized.

     Property and equipment are depreciated over their estimated useful lives using straight-line and accelerated methods. Estimated useful lives of property and equipment for financial reporting purposes are as follows:

             Buildings and improvements        5 - 40 years
             Bowling and related equipment     5 - 10 years
             Manufacturing equipment           2 - 7 years
             Furniture and fixtures            3 - 8 years


     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS No. 121"). SFAS No. 121 is effective for fiscal year 1996 for the Company. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. The adoption of SFAS No. 121 did not have a material effect on the financial position or results of operations of the Company.


INCOME TAXES

     Certain of the Combined Companies included in the accompanying combined financial statements have elected S Corporation status under the Internal Revenue Code (see Note 1). As an S Corporation, the companies may be liable for U.S. federal income taxes under certain circumstances and liable for state income taxes in certain jurisdictions; all other domestic income taxes are the responsibility of the Combined Companies' stockholders.

     The foreign branches of the S Corporations and other foreign entities file income tax returns and pay taxes in their respective countries. The stockholders receive a tax credit, subject to certain limitations, in their U.S. federal income tax returns for foreign taxes paid by the foreign branches of the U.S. Corporation and certain other foreign entities.

     The Combined Companies account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109"). SFAS No. 109 mandates the liability method for computing deferred income taxes. Because the Combined Companies have elected S Corporation status, deferred income taxes are only provided with respect to state and foreign income taxes.


RESEARCH AND DEVELOPMENT COSTS

     Expenditures relating to the development of new products, including significant improvements and refinements to existing products, are expensed as incurred. The amount charged against income was approximately $875 for the four months ended April 30, 1996.


ADVERTISING COSTS

     Costs incurred for producing and communicating advertising are expensed when incurred. The amount charged against income was approximately $3,575 for the four months ended April 30, 1996.


FOREIGN CURRENCY

     In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," all assets and liabilities of the Combined Companies' foreign operations are translated from foreign currencies into U.S. dollars at year-end exchange rates. Revenues and expenses of foreign operations are translated using average exchange rates that existed during the year and reflect currency exchange gains and losses resulting from transactions conducted in nonlocal currencies. Adjustments resulting from the translation of financial statements of foreign operations into U.S. dollars are included in the equity adjustment from foreign currency

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued


translation on the accompanying combined balance sheets. Gains and losses arising from transactions in foreign currencies are included as a separate item in the accompanying combined statement of operations.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value at April 30, 1996 because of the short maturity of these instruments. The carrying value of long-term receivables and payables approximated fair value as of April 30, 1996 based upon market rates for similar instruments.


NONCOMPETE AGREEMENTS

     The Combined Companies have certain noncompete agreements with individuals. The assets are recorded at cost or at the present value of payments to be made under these agreements, discounted at annual rates ranging from 8%-10%. The assets are included in other current and noncurrent assets and are amortized on a straight-line basis over the terms of the agreements. Noncompete obligations were $3,095 at April 30, 1996.


COMMON STOCK

     The common stock account represents the aggregate number of shares outstanding for all the Combined Companies multiplied by the respective par value at each of the Combined Companies.


NOTE 3. RELATED PARTY TRANSACTIONS

     The Combined Companies had related party transactions with several companies which are affiliated through common ownership and with certain of its officers, directors and stockholders. The majority of balances with affiliated companies were liquidated on or prior to April 30, 1996. Interest income and expense during the four months ended April 30, 1996 were not significant to the operating results of the Combined Companies.

     The Combined Companies were charged $512 for the four months ended April 30, 1996 in management fees for certain consulting and administrative services performed by affiliated companies.

     In May 1995, the Combined Companies began purchasing health insurance from CCA Industries, an affiliated company, on a fully-insured basis. Total premiums for the four months ended April 30, 1996 were $411.

     The Combined Companies lease equipment from CCA Financial, an affiliated company. Rent expense was $203 for the four months ended April 30, 1996.


NOTE 4. INVENTORIES

     Inventories at April 30, 1996 consist of the following:







                                                       APRIL 30, 1996
                                                      ---------------
           Raw materials ..........................       $10,325
           Work-in-progress .......................         2,084
           Finished goods and spare parts .........        28,661
           Merchandise inventory ..................         3,033
                                                          -------
                                                           44,103
           Inventory valuation reserves ...........          (807)
                                                          -------
                                                          $43,296
                                                          =======

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 4. INVENTORIES continued
     Inventories were determined using the following methods at April 30, 1996:




                                                      APRIL 30, 1996
                                                     ---------------

           LIFO (Domestic manufacturing) .........       $27,128
           FIFO (Foreign manufacturing) ..........        13,135
           Other (Merchandise inventory) .........         3,033
                                                         -------
                                                         $43,296
                                                         =======


     If LIFO inventories had been valued at current costs, they would have been greater by $2,527 at April 30, 1996.


NOTE 5. PROPERTY AND EQUIPMENT

     Property and equipment at April 30, 1996 consist of the following:


                                                                        APRIL 30, 1996
                                                                       ---------------
           Land ....................................................     $   25,891
           Buildings and improvements ..............................        143,147
           Equipment, furniture and fixtures .......................        256,308
           Construction in progress ................................            110
                                                                         ----------
                                                                            425,456
           Less: accumulated depreciation and amortization .........       (173,912)
                                                                         ----------
                                                                         $  251,544
                                                                         ==========

     Depreciation expense was $14,523 for the four months ended April 30, 1996.



NOTE 6. ACCRUED EXPENSES AND DEPOSITS

     Accrued expenses and deposits at April 30, 1996 consist of the following:




                                                APRIL 30, 1996
                                               ---------------

  Accrued compensation .....................       $ 9,714
  League bowling accounts ..................         3,776
  Other ....................................        21,426
                                                   -------
                                                   $34,916
                                                   =======

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 7. LONG-TERM DEBT


     Long-term debt at April 30, 1996 consists of the following:




                                          APRIL 30,
                                            1996
                                         ----------

  Mortgage and equipment notes .........   $1,968
  Current maturities ...................      (10)
                                           ------

  Long-term portion ....................   $1,958
                                           ======


     The mortgage and equipment notes were secured by first deeds of trust on various bowling centers. The notes generally required monthly payments and matured at various times through October 2008. Interest rates on these notes were generally fixed and ranged from 3% to 12%. The notes were repaid on or prior to April 30, 1996, except for one.


NOTE 8. INCOME TAXES



     Loss before income taxes consists of the following:




                           FOUR MONTHS
                              ENDED
                            APRIL 30,
                              1996
                          ------------

  United States .........  $  (7,757)
  Foreign ...............     (5,841)
                           ---------

                           $ (13,598)
                           =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 8. INCOME TAXES continued

     The income tax benefit (provision) consists of the following:




                                    FOUR MONTHS
                                       ENDED
                                     APRIL 30,
                                       1996
                                   ------------

  CURRENT TAX BENEFIT (PROVISION)
  U.S. federal ...................    $   --
  State and local ................       205
  Foreign ........................     1,940
                                      ------
  Total current ..................     2,145
                                      ------
  DEFERRED TAX BENEFIT (PROVISION)
  U.S. federal ...................        --
  State and local ................        --
  Foreign ........................      (414)
                                      ------
  Total deferred .................      (414)
                                      ------
  Total benefit ..................    $1,731
                                      ======


     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:



                                          APRIL 30,
                                            1996
                                         ----------

  DEFERRED TAX ASSETS
  Current assets .......................  $    815
  Noncurrent assets ....................       799
                                          --------
  Total deferred tax assets ............     1,614
                                          --------
  DEFERRED TAX LIABILITIES
  Noncurrent liabilities ...............    (1,429)
                                          --------
  Total deferred tax liabilities .......    (1,429)
                                          --------
  Net deferred tax assets ..............  $    185
                                          ========


     The primary determination of the deferred tax assets are book accruals not deductible for tax purposes, such as the allowance for bad debts, inventory reserves and various other accruals. Deferred tax liabilities are a result of accelerated depreciation methods used for tax purposes.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 8. INCOME TAXES continued



     The benefit for income taxes differs from the amount computed by applying the statutory rate of 35% for the four months ended April 30, 1996 to loss before income taxes. The principal reasons for this difference are follows:



                                                         FOUR MONTHS
                                                            ENDED
                                                          APRIL 30,
                                                            1996
                                                        ------------

  Tax benefit at federal statutory rate ...............   $  4,759
  (Increase) decrease in rates resulting from:
  S Corporation election for U.S. federal tax purposes      (4,759)
  State and local taxes ...............................        205
  Foreign income taxes ................................      1,526
                                                          --------
  Total ...............................................   $  1,731
                                                          ========


     PRO FORMA PROVISION FOR INCOME TAXES (UNAUDITED)



     As a result of the Stock Purchase Agreement, the Combined Companies will no longer be treated as an S Corporation for income tax purposes in the United States and in certain state jurisdictions.

     Accordingly, the combined statements of operations include a pro forma adjustment for income taxes which would have been recorded if the Combined Companies had not been an S Corporation based on tax laws in effect during these periods. The pro forma adjustment was computed separately for each entity and then combined, except for purposes of computing the utilization of foreign tax credits related to the worldwide bowling center operations, the domestic and worldwide bowling center operations were considered in the aggregate.

     PRO FORMA TAX BENEFIT IS AS FOLLOWS:



                             FOUR MONTHS
                                ENDED
                              APRIL 30,
                                1996
                            ------------
                             (UNAUDITED)

  CURRENT
  U.S. federal ............    $3,222
  State and local .........       329
  Foreign .................     1,940
                               ------

  Total current ...........     5,491
                               ------

  DEFERRED
  U.S. federal ............       (85)
  State and local .........        73
  Foreign .................      (414)
                               ------

  Total deferred ..........      (426)
                               ------

  Total benefit ...........    $5,065
                               ======

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 8. INCOME TAXES continued

     Temporary differences and carryforwards which give rise to pro forma deferred tax assets and liabilities at April 30, 1996 are as follows:




                                           APRIL 30,
                                             1996
                                         ------------
                                          (UNAUDITED)

  DEFERRED TAX ASSETS
  Current assets .......................   $  3,851
  Noncurrent assets ....................        192
                                           --------
  Total deferred tax assets ............      4,043
                                           --------
  DEFERRED TAX LIABILITIES
  Noncurrent liabilities ...............     (6,170)
                                           --------
  Total deferred tax liabilities .......     (6,170)
                                           --------
  Net deferred tax liabilities .........   $ (2,127)
                                           ========


     Pro forma deferred income taxes relate primarily to timing differences between financial and income tax reporting for depreciation and certain accruals which are not currently deductible for income tax purposes.

     A reconciliation of the Combined Companies' pro forma United States Income tax benefit computed by applying the statutory United States federal income tax rate of 35% to the Combined Companies' loss before income taxes is presented in the following table:




                                                  FOUR MONTHS
                                                     ENDED
                                                   APRIL 30,
                                                     1996
                                                 ------------
                                                  (UNAUDITED)

  Tax benefit at federal statutory rate ........   $ 4,759
  (Increase) decrease in rates resulting from:
  State and local taxes, net ...................       402
  Foreign income taxes .........................     1,526
  Foreign tax credits ..........................    (1,526)
  Nondeductible items ..........................       (91)
  Other ........................................        (5)
                                                   ----------
                                                   $ 5,065
                                                   =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 9. COMMITMENTS AND CONTINGENCIES



LEASES

     The Combined Companies lease certain facilities and equipment under operating leases which expire at various dates through 2011. These leases generally contain renewal options and require the Combined Companies to pay taxes, insurance, maintenance and other expenses in addition to the minimum annual rentals. Certain leases require contingent payments based on usage of equipment above certain specified levels. Such contingent rentals amounted to $293 for the four months ended April 30, 1996.

     Future minimum rental payments under the operating lease agreements are as follows:




PERIOD ENDING
DECEMBER 31,
------------

  1996 (eight months) ..........  $ 15,200
  1997 .........................    14,900
  1998 .........................    12,800
  1999 .........................    10,900
  2000 .........................     8,900
  Thereafter ...................    49,600
                                  --------
                                  $112,300
                                  ========


     Total rent expense under operating leases aggregated approximately $7,487 for the four months ended April 30, 1996.


LITIGATION AND CLAIMS

     AMF Bowling terminated its Korean distributorship agreement. The Korean distributor filed suit against the company in Korea seeking an injunction against AMF Bowling's Seoul Korea branch to prevent AMF Bowling from selling bowling and bowling related products in Korea. The Korean Court dismissed the suit on jurisdiction grounds subsequent to year-end. Such a decision is subject to an appeal.

     On January 10, 1996, the Korean distributor filed a second suit in the Supreme Court of the State of New York against AMF Bowling and AMF Bowling Centers. The suit alleges a number of complaints related to the conduct and termination of the Korean distributorship agreement and alleges that the defendants caused the Korean distributor's insolvency. The Korean distributor is seeking compensatory damages of at least $41,759 and punitive damages of at least $100,000 or ten times the amount of compensatory damages awarded, whichever is greater, under each of seven causes of action set forth in the suit.

     Management believes that the Korean distributorship agreement was properly terminated. Management intends to vigorously defend against this claim and believes the resolution of such claim will not have a significant effect on the Combined Companies' combined financial position or results of operations. Under terms of the sale agreement (Note 1), the current AMF shareholders have agreed to indemnify the buyers for any loss related to this litigation.

     On March 5, 1996, the defendant in an action entitled Northland Bowl and Sports Center, Inc. and Recreation Associates, II v. Golden Giant, Inc., d/b/a Golden Giant Building System, Court of Common Pleas, Centre County, Pa. (Index No. 96-75), asserted a third-party claim against AMF Bowling and other parties. Defendant, Golden Giant, a construction company, was previously named as defendant by a bowling center (not owned or operated by the Combined Companies) in connection with the collapse of the center's roof in early 1994. Golden Giant has now named AMF Bowling, charging it with negligence and breach of implied warranty for installing scoring monitors (four years before the roof collapsed) on a portion of the building that allegedly could not adequately support the additional weight of the equipment. The bowling center plaintiff claims total damages in amounts exceeding $3,500, and Golden Giant asserts that, if plaintiff is entitled to any recovery, it should be in whole or part against AMF Bowling.

     AMF Bowling is involved in two patent infringement suits. The plaintiff in the first case, a competitor of AMF Bowling's Century division, obtained a summary judgment on the issue of liability in December 1994. The court recently issued an order which will permit AMF to appeal. The plaintiff claims damages

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 9. COMMITMENTS AND CONTINGENCIES continued

in the range of $3,000 to $9,000. A trial on damages will not occur unless and until the liability issue is resolved against AMF Bowling. Management intends to vigorously contest the claim and believes the resolution of such claim will not have a significant effect on the Combined Companies' combined financial position or results of operations.

     The second patent infringement suit relates to AMF Bowling's Pins and Lanes division. Management has settled this claim for $250 during the four months ended April 30, 1996.

     AMF Bowling Centers and AMF Bowling are defendants in a wrongful death suit related to an employee. The employee's estate is seeking compensatory damages up to $3,000 plus $3,000 in punitive damages. However, the plaintiff's counsel has verbally offered to settle the case for $350. Management expects to vigorously contest the claim and believes the resolution of such claim will not have a significant effect on the Combined Companies' combined financial position or results of operations.

     In addition, the Combined Companies are involved in certain other lawsuits and claims arising out of normal business operations. The majority of these relate to accidents at the Combined Companies' bowling centers. Management believes that the ultimate resolution of such matters will not materially affect the Combined Companies' results of operations or financial position.

     While the ultimate outcome of the litigation and claims against the Combined Companies cannot presently be determined, management believes the Combined Companies have made adequate provision for possible losses. At April 30, 1996 the Combined Companies had recorded reserves aggregating approximately $2,900 for litigation and claims.


NOTE 10. EMPLOYEE BENEFIT PLANS AND BONUS

     The Combined Companies have a defined contribution 401(k) plan to which domestic employees may make voluntary contributions based on their compensation. Under the provisions of the plan, the Combined Companies can, at their option, match a discretionary percentage of employee contributions and make an additional contribution as determined by their Board of Directors. Contributions vest 100% after a five-year period. The amount charged to expense under this plan was approximately $410 for the four months ended April 30, 1996.

     One of the Combined Companies has a Stock Performance Plan (the "Plan") for certain key employees. Under the terms of the Plan, eligible employees earn Stock Performance Units as a result of the Company meeting certain operating performance conditions, as defined by the Plan, relating to (1) sales, (2) cash flow and (3) operating results. Benefits under the Plan vest over a five-year period and will be paid in installments over a ten-year period without interest (or less if specified by the Company's Board of Directors) upon the termination of an eligible employee. The Plan can be terminated or amended at any time by the Company's Board of Directors. The amount charged to expense under this plan was approximately $1,479 for the four months ended April 30, 1996. The agreement contains a provision which would accelerate the payout of the benefits from ten years to five years upon a change-of-control event and would require that interest be paid on the unpaid balance. On April 30, 1996, the Combined Companies made payments of $3,085 related to these plans and the plans were terminated.

     Certain of the Combined Companies' foreign operations have employee benefit plans covering selected employees. These plans vary as to the funding, including local government, employee and employer funding. Each company has provided pension expense and made contributions to these plans in accordance with the requirements of the plans and local country practices. The amount charged to expense under these plans aggregated $291 for the four months ended April 30, 1996.

     On April 30, 1996, the Combined Companies paid bonuses and special payments to employees, former employees and former directors of $43,760 in recognition of their services.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 11. SUPPLEMENTAL DISCLOSURES TO THE COMBINED STATEMENT OF CASH FLOWS





                                                     FOUR MONTHS
                                                        ENDED
                                                      APRIL 30,
                                                        1996
                                                    ------------
  Cash paid during the year for:
  Interest ........................................   $ 12,862
  Income taxes ....................................   $  5,359
  Noncash capital contribution by the stockholders:
  Debt forgiveness ................................   $163,184

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 12. BUSINESS SEGMENTS

     The Combined Companies operate in two major lines of business: operation of bowling centers and manufacturing of bowling and related products. Information concerning operations in these business segments for the four months ended April 30, 1996 and identifiable assets at April 30, 1996 are presented below:



                                                   FOUR MONTHS
                                                      ENDED
                                                  APRIL 30, 1996
                                                 ---------------

         Revenues from unaffiliated customers
          Bowling centers
              Domestic .......................      $  75,000
              International ..................         33,500
          Manufacturing ......................         56,400
                                                    ---------
                                                    $ 164,900
                                                    =========
         Intersegment sales
          Bowling centers
              Domestic .......................      $      --
              International ..................
          Manufacturing ......................          4,600
                                                    ---------
                                                    $   4,600
                                                    =========
         Operating (loss) income
         Intersegment sales
          Bowling centers
              Domestic .......................      $   3,600
              International ..................         (2,500)
          Manufacturing ......................         (9,600)
          Eliminations .......................           (500)
                                                    ---------
                                                    $  (9,000)
                                                    =========
         Identifiable assets
          Bowling centers
              Domestic .......................      $ 218,300
              International ..................         65,400
          Manufacturing ......................        101,500
          Eliminations .......................      $ (10,000)
                                                    ---------
                                                    $ 375,200
                                                    =========
         Depreciation and amortization expense
          Bowling centers
              Domestic .......................      $  11,800
              International ..................          2,500
          Manufacturing ......................          1,200
          Eliminations .......................           (400)
                                                    ---------
                                                    $  15,100
                                                    =========
         Capital expenditures
          Bowling centers
              Domestic .......................      $   5,100
              International ..................          2,300
          Manufacturing ......................            400
          Eliminations .......................           (900)
                                                    ---------
                                                    $   6,900
                                                    =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)




NOTE 13. GEOGRAPHIC SEGMENTS



     Information about the Combined Companies' operations in different geographic areas for the four months ended April 30, 1996 and identifiable assets at April 30, 1996 are presented below:




                                                  FOUR MONTHS
                                                     ENDED
                                                 APRIL 30, 1996
                                                ---------------

         Net operating revenue:
          United States .....................      $103,800
          Japan .............................        13,700
          Hong Kong .........................        14,000
          Korea .............................         5,800
          Australia .........................        14,700
          United Kingdom ....................         7,300
          Mexico ............................         2,100
          Sweden ............................         1,200
          Canada ............................           300
          Spain .............................         1,000
          Other European countries ..........         5,200
          China .............................           400
          Eliminations ......................        (4,600)
                                                   --------
                                                   $164,900
                                                   ========


     Net operating revenues for the United States manufacturing operation has been reduced by approximately $21,500 for the four months ended April 30, 1996 to reflect the elimination of intercompany sales between the domestic manufacturing operation and the manufacturing foreign sales and service branches.




                                                 FOUR MONTHS
                                                    ENDED
                                                APRIL 30, 1996
                                               ---------------

         Operating (loss) income:
          United States ....................      $ (2,900)
          Japan ............................        (1,400)
          Hong Kong ........................           800
          Korea ............................          (300)
          Australia ........................        (1,300)
          United Kingdom ...................        (1,100)
          Mexico ...........................          (200)
          Sweden ...........................          (500)
          Canada ...........................            --
          Spain ............................          (100)
          Other European countries .........        (1,300)
          China ............................          (200)
          Eliminations .....................          (500)
                                                  --------
                                                  $ (9,000)
                                                  ========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 13. GEOGRAPHIC SEGMENTS continued
     Operating (loss) income for the United States manufacturing operation has been reduced by approximately $1,300 for the four months ended April 30, 1996 to reflect the elimination of intercompany gross profit between the domestic manufacturing operation and the manufacturing foreign sales and service branches.



                                                APRIL 30, 1996
                                               ---------------

         Identifiable assets:
          United States ....................      $ 290,400
          Japan ............................         17,200
          Hong Kong ........................          7,700
          Korea ............................          4,500
          Australia ........................         34,800
          United Kingdom ...................         12,200
          Mexico ...........................          5,100
          Sweden ...........................          2,200
          Canada ...........................            900
          Spain ............................            200
          Other European countries .........          7,700
          China ............................          2,300
          Eliminations .....................        (10,000)
                                                  ---------
                                                  $ 375,200
                                                  =========


     Identifiable assets for the foreign sales and service branches have been reduced by approximately $5,700 at April 30, 1996 to reflect the elimination of intercompany gross profit in inventory between the domestic manufacturing operations and the manufacturing foreign sales and service branches.

AMF BOWLING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)

NOTE 14. STOCKHOLDERS' EQUITY



                                                                           APRIL 30, 1996
                                     ----------------------------------------------------------------------------------------------
                                                                                                  EQUITY
                                                                                                ADJUSTMENT
                                                                                               FROM FOREIGN               TOTAL
                                                   ISSUED AND    COMMON   PAID IN    RETAINED    CURRENCY             STOCKHOLDERS'
                                      AUTHORIZED   OUTSTANDING   STOCK    CAPITAL    EARNINGS   TRANSLATION   OTHER      EQUITY
                                     ------------ -------------  ------  --------- ---------- -------------- ------- --------------
AMF Bowling, Inc ....................    10,000       950.6689   $  1    $ 51,778    $ 15,639     $   593       $--      $ 68,011
AMF Bowling Centers, Inc ............    15,000     9,485.1000      9     183,780       8,825          --        --       192,614
AMF Beverage Company of Oregon, Inc..    10,000        94.8510     --          --          --          --        --            --
King Louie Lenexa, Inc ..............    30,000        94.8510     --          --          --          --        --            --
AMF Catering Services Pty Ltd .......   100,000   100,000.0000     82          --          --          --        --            82
AMF Bowling Centers (Aust)
 International, Inc .................    10,000       948.5100      1         492      24,327       1,645        --        26,465
AMF Bowling Centers (Canada)
 International, Inc .................    10,000       948.5100      1       2,109      (1,238)         85        --           957
AMF BCO -- France One, Inc ..........    10,000     1,000.0000      1         220         533         (93)       --           661
AMF BCO -- France Two, Inc ..........    10,000     1,000.0000      1         595       1,440        (250)       --         1,786
AMF Bowling Centers (Hong Kong)
 International, Inc .................    10,000       948.5100      1         532       2,175          --        --         2,708
AMF Bowling Centers International,
 Inc. -- Japan ......................    10,000     9,485.1000     10       1,210       4,446         505        --         6,171
AMF Bowling Mexico Holding, Inc. ....     1,000        75.6972    322       1,856       2,563      (3,056)       --         1,685
Boliches AMF Inc ....................    10,000       100.0000      1         493         682        (814)       --           362
AMF Bowling Centers II
 Inc. -- Switzerland ................                              --          --         205         171        --           376
AMF BCO -- U.K. One, Inc ............    10,000       100.0000      1       1,597        (350)        (86)       --         1,162
AMF BCO -- U.K. Two, Inc ............    10,000       100.0000      1       4,357        (956)       (235)       --         3,167
AMF BCO -- China, Inc ...............    10,000     1,000.0000      1         577        (159)         (4)       --           415
AMF Bowling Centers China, Inc ......    10,000     1,000.0000      1       2,174        (600)        (13)       --         1,562
Bush River Corporation ..............   100,000    18,895.1919     20          --          --          --        --            20
Eliminations ........................        --            --      --          --      (5,230)         --        --        (5,230)
                                                                 ----    --------    --------     ---------     ---      --------
Totals ..............................                            $454    $251,770    $ 52,302     $(1,552)      $--      $302,974
                                                                 ====    ========    ========     =========     ===      ========


NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     On February 16, 1996, the stockholders of the Combined Companies executed a Stock Purchase Agreement, subject to certain closing conditions, to sell the stock and certain assets of the individual companies to AMF Group Holdings, Inc., through its subsidiaries. On May 1, 1996, the sale transaction was completed.

     In conjunction with the acquisition of the Combined Companies, AMF Bowling Worldwide, Inc. (formerly AMF Group Inc.), a subsidiary of AMF Group Holdings, Inc., issued Senior Subordinated Notes and Senior Subordinated Discount Notes on March 21, 1996. On May 1, 1996, AMF Bowling Worldwide, Inc. executed a bank credit agreement and certain additional subsidiaries of AMF Bowling Worldwide, Inc. became guarantors of the Senior Subordinated Notes and the Senior Subordinated Discount Notes. These financing arrangements provide for guarantees by the following companies which became indirect subsidiaries of AMF Bowling Worldwide, Inc., which is the borrower and issuer of the notes evidencing such indebtedness. Guarantor companies include the following:

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

     o AMF Bowling Centers, Inc.

     o Bush River Corporation

     o King Louie Lenexa, Inc.

     o AMF Beverage Company of Oregon, Inc.

     o AMF Bowling, Inc.

     o AMF Bowling Centers (Aust) International Inc.

     o AMF Bowling Centers (Canada) International Inc.

     o AMF BCO -- France One, Inc.

     o AMF BCO -- France Two, Inc.

     o AMF Bowling Centers (Hong Kong) International Inc.

     o AMF Bowling Centers International Inc. -- Japan

     o AMF Bowling Mexico Holding, Inc.

     o Boliches AMF, Inc.

     o AMF BCO -- U.K. One, Inc.

     o AMF BCO -- U.K. Two, Inc.

     o AMF BCO -- China, Inc.

     o AMF Bowling Centers China, Inc.

     Included with the guarantor companies at April 30, 1996 are AMF Bowling Centers Switzerland Inc. and AMF Bowling Centers Spain Inc., newly formed subsidiaries of AMF Bowling Worldwide, Inc., which, respectively, purchased assets of one bowling center and two bowling centers from AMF Bowling Centers II, Inc. (Switzerland) and AMF Bowling S.A., former Subsidiary of AMF Bowling Mexico Holdings, Inc.

     Non-guarantor companies at April 30, 1996 include the following foreign subsidiaries of certain guarantor companies:

     o AMF Bowling (Unlimited)

     o Worthington North Properties Limited

     o AMF Bowling France SNC

     o AMF Bowling de Paris SNC

     o AMF Bowling de Lyon La Part Dieu SNC

     o Boliches y Compania

     o Operadora Mexicana de Boliches, S.A.

     o Promotora de Boliches, S.A. de C.V.

     o Immeubles Obispado, S.A.

     o Immeubles Minerva, S.A.

     o Boliches Mexicano, S.A.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued



     o AMF Bowling Centers (China) Company

     o AMF Garden Hotel Bowling Center Company

     The following condensed combining information presents:

     o Condensed combining balance sheets as of April 30, 1996 and the related condensed combining statements of operations and of cash flows for the four months ended April 30, 1996.

     o Elimination entries necessary to combine the entities comprising the Combined Companies.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

CONDENSED COMBINING BALANCE SHEETS
FOUR MONTHS ENDED APRIL 30, 1996



                                                                         GUARANTOR   NON-GUARANTOR                   COMBINED
                                                                         COMPANIES     COMPANIES     ELIMINATIONS    COMPANIES
                                                                        ----------- --------------- -------------- ------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ............................................  $ 18,628   $ 3,285         $     --         $ 21,913
 Accounts and notes receivable, net of allowance for doubtful accounts     32,316     1,571               --           33,887
 Accounts and notes receivable -- affiliates ..........................     2,463       380           (2,677)             166
 Inventories ..........................................................    41,831     1,465               --           43,296
 Prepaid expenses and other ...........................................     4,856     1,257               --            6,113
                                                                         --------   -------         --------         --------
  TOTAL CURRENT ASSETS ................................................   100,094     7,958           (2,677)         105,375
Property and equipment, net ...........................................   241,968    10,518             (942)         251,544
Investment in subsidiaries ............................................    10,643        --          (10,643)
Other assets ..........................................................    17,399       931               --           18,330
                                                                         --------   -------         --------         --------
  TOTAL ASSETS ........................................................  $370,104   $19,407         $(14,262)        $375,249
                                                                         ========   =======         ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable .....................................................  $ 21,760   $ 1,910         $     --         $ 23,670
 Book overdrafts ......................................................     5,724        --               --            5,724
 Accrued expenses and deposits ........................................    32,185     2,731               --           34,916
 Accounts and notes payable -- affiliates .............................        14     2,663           (2,677)              --
 Long-term debt, current portion ......................................        10        --               --               10
 Income taxes payable .................................................     1,078       679               --            1,757
                                                                         --------   -------         --------         --------
  TOTAL CURRENT LIABILITIES ...........................................    60,771     7,983           (2,677)          66,077
Long-term debt ........................................................     1,958        --               --            1,958
Other liabilities .....................................................     2,811        --               --            2,811
Deferred income taxes .................................................       648       781               --            1,429
                                                                         --------   -------         --------         --------
  TOTAL LIABILITIES ...................................................    66,188     8,764           (2,677)          72,275
                                                                         --------   -------         --------         --------
COMMITMENTS AND CONTINGENCIES STOCKHOLDERS' EQUITY:
 Common stock .........................................................       454     3,940           (3,940)             454
 Paid-in capital ......................................................   251,770     5,003           (5,003)         251,770
 Retained earnings ....................................................    53,244     6,247           (7,189)          52,302
 Equity adjustment from foreign currency translation ..................    (1,552)   (4,547)           4,547           (1,552)
                                                                         --------   -------         --------         --------
  TOTAL STOCKHOLDERS' EQUITY ..........................................   303,916    10,643          (11,585)         302,974
                                                                         --------   -------         --------         --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..........................  $370,104   $19,407         $(14,262)        $375,249
                                                                         ========   =======         ========         ========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued



CONDENSED COMBINING STATEMENTS OF OPERATIONS
FOUR MONTHS ENDED APRIL 30, 1996



                                                                   GUARANTOR      NON-GUARANTOR                       COMBINED
                                                                   COMPANIES        COMPANIES       ELIMINATIONS      COMPANIES
                                                                 -------------   ---------------   --------------   ------------
OPERATING REVENUE:
 Sales of products and services ..............................     $ 154,500         $10,731           $ (860)       $ 164,371
 Revenue from operating lease activities. ....................           323            250                --              573
                                                                   ---------         -------           ------        ---------
  Total operating revenues ...................................       154,823         10,981              (860)         164,944
                                                                   ---------         -------           ------        ---------
OPERATING EXPENSES:
 Cost of goods sold, excluding depreciation of $791 ..........        42,242          1,445              (569)          43,118
 Bowling center operations ...................................        71,289          8,985              (118)          80,156
 Selling, general and administrative .........................        34,875            682                --           35,557
 Depreciation and amortization ...............................        14,380            802               (85)          15,097
                                                                   ---------         -------           ------        ---------
 Total operating expenses ....................................       162,786         11,914              (772)         173,928
                                                                   ---------         -------           ------        ---------
 Operating loss ..............................................        (7,963)          (933)              (88)          (8,984)
NONOPERATING INCOME (EXPENSES):
 Interest expense ............................................        (4,501)            (3)               --           (4,504)
 Other expenses, net .........................................          (634)           (58)               --             (692)
 Interest income .............................................           574             37                --              611
 Equity in earnings of subsidiaries ..........................          (707)            --               707               --
 Foreign currency transaction gain (loss) ....................          (179)           150                --              (29)
                                                                   ---------         --------          ------        ---------
Loss before income taxes .....................................       (13,410)          (807)              619          (13,598)
Income tax benefit ...........................................         1,631            100                --            1,731
                                                                   ---------         --------          ------        ---------
 Net loss ....................................................     $ (11,779)        $ (707)           $  619        $ (11,867)
                                                                   =========         ========          ======        =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

CONDENSED COMBINING STATEMENTS OF CASH FLOWS
FOUR MONTHS ENDED APRIL 30, 1996



                                                                    GUARANTOR    NON-GUARANTOR                    COMBINED
                                                                    COMPANIES      COMPANIES     ELIMINATIONS    COMPANIES
                                                                  ------------- --------------- -------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .......................................................   $ (11,072)     $   (707)       $    (88)     $ (11,867)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
  Depreciation and amortization .................................      14,380           802             (85)        15,097
  Deferred income taxes .........................................         435           (21)             --            414
  Equity in earnings of subsidiaries ............................        (707)           --             707             --
  Change in assets and liabilities: .............................
   Accounts and notes receivable, net ...........................       4,821           (37)             --          4,784
   Receivables and payables -- affiliates .......................         593           942              --          1,535
   Inventories ..................................................      (3,655)           24              --         (3,631)
   Other assets and liabilities .................................      (3,476)          (34)            837         (2,673)
   Accounts payable and accrued expenses. .......................       7,634         1,079              --          8,713
  Income taxes payable ..........................................      (5,442)         (303)             --         (5,745)
                                                                    ---------      --------        --------      ---------
 Net cash provided by operating activities ......................       3,511         1,745           1,371          6,627
                                                                    ---------      --------        --------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment .............................      (6,046)       (1,001)            173         (6,874)
 Other ..........................................................       2,989            --              --          2,989
                                                                    ---------      --------        --------      ---------
 Net cash used for investing activities .........................      (3,057)       (1,001)            173         (3,885)
                                                                    ---------      --------        --------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Distributions to stockholders ..................................     (36,721)         (622)            622        (36,721)
 Payment of long-term debt ......................................      (3,812)           --              --         (3,812)
 Proceeds from notes payable -- stockholders, net ...............       1,236            --              --          1,236
 Capital contributions by stockholders ..........................      24,805         2,252          (2,252)        24,805
 Collection of notes receivable -- affiliates ...................      19,408            --              --         19,408
 Other ..........................................................       3,902            --              86          3,988
                                                                    ---------      --------        --------      ---------
  Net cash provided by financing activities .....................       8,818         1,630          (1,544)         8,904
  Effect of exchange rates on cash and cash equivalents .........         330           205              --            535
                                                                    ---------      --------        --------      ---------
Net increase in cash and cash equivalents .......................       9,602         2,579              --         12,181
Cash and cash equivalents at beginning of period ................       9,026           706              --          9,732
                                                                    ---------      --------        --------      ---------
Cash and cash equivalents at end of period ......................   $  18,628      $  3,285        $     --      $  21,913
                                                                    =========      ========        ========      =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 16. SUBSEQUENT EVENT (UNAUDITED)



     On October 10, 1996, AMF Bowling Centers, Inc., completed the acquisition of 50 bowling centers and certain related assets and liabilities from Charan Industries, Inc. pursuant to an Asset Purchase Agreement, dated as of September 10, 1996.

     The purchase was approximately $106,500, including certain adjustments and transaction costs. It was funded with approximately $40,000 from the sale of equity by AMF Group Holdings Inc., a wholly-owned subsidiary of AMF Holdings Inc., to its institutional stockholders and one of its directors and with $66,500 from available borrowing under the Company's Acquisition Facility.

     The April 30, 1996 combined financial statements do not reflect any adjustments or cost associated with the acquisition.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Arthur Andersen LLP has served as the Company's independent public accountants since 1996. Results for 1998, 1997 and 1996 have been audited by Arthur Andersen LLP.

     The Predecessor Company engaged PricewaterhouseCoopers LLP as its independent accountants. Results for the four months ended April 30, 1996 have been audited by PricewaterhouseCoopers LLP.


PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS
     The information required by this item is incorporated by reference to the sections entitled "Item 1 -- Election of Board of Directors -- General,"
" -- Nominees for Election as Directors" and "Meetings and Committees of the Board -- Section 16(a) Beneficial Ownership Reporting Compliance" on pages 2, 3 and 4 of the proxy statement filed since the close of the fiscal year ended December 31, 1998 (the "Proxy Statement") pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. Pursuant to Item 401(b) of Regulation S-K, certain information regarding the executive officers of the Registrant is reported in Item 4 of Part I of this report.



ITEM 11. EXECUTIVE COMPENSATION

     The information required by this item is incorporated by reference to the sections entitled "Executive Compensation -- Summary Compensation Table," " -- Stock Option Grants in Last Fiscal Year," " -- Aggregated Stock Option Exercises and Fiscal Year-End Option Value," " -- Employment Agreements," " -- Settlement Agreement," "Meetings and Committees of the Board -- Compensation of Directors" and " -- Compensation Committee Interlocks and Insider Participation" on pages 3, 4, 5, 6, 7 and 8 of the Proxy Statement. The information contained in "Executive Compensation -- Report of the Compensation Committee" and "Performance Graph" shall not be deemed "filed" as part of this report on Form 10-K.



ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by this item is incorporated by reference to the section entitled "Securities Owned by Management and Certain Beneficial Owners" on pages 10 and 11 of the Proxy Statement.



ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

     The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" on pages 12-14 of the Proxy Statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K
(A) FINANCIAL STATEMENTS AND SCHEDULES

     See "Item 8. Financial Statements and Supplemental Data."



(B) REPORTS ON FORM 8-K

     1. A current report dated September 30, 1998, was filed October 2, 1998, announcing that AMF Bowling Worldwide, Inc., a wholly-owned subsidiary of the Company, amended the terms of its $810 million credit facility with its lenders.

     2. A current report dated December 7, 1998 was filed with respect to litigation initiated by a Chinese customer against the Company and the Company's intent to appeal a judgment awarded to the customer in a Chinese court.


(C) EXHIBITS



 2.1     Stock Purchase Agreement, dated as of February 16, 1996, by and among AMF Group Holdings Inc. and the owners of the
         Predecessor Company. (1)
 2.2     Agreement, dated as of April 11, 1996, by and among AMF Group Holdings Inc. and the owners of the Predecessor Company amending certain terms of the Stock Purchase Agreement. (2)
 3.1     Restated Certificate of Incorporation of the Company. (3)
 3.2     By-Laws of the Company. (4)
 3.3     Certificate of Incorporation, as amended, of American Recreation Centers, Inc. (5)
 3.4     By-Laws of American Recreation Centers, Inc. (6)
 3.5     Certificate of Incorporation of Burleigh Recreation, Inc. (7)
 3.6     Amended and Restated By-Laws of Burleigh Recreation, Inc. (8)
 3.7     Certificate of Incorporation of 300, Inc. (9)
 3.8     By-Laws of 300, Inc. (10)
 3.9     Certificate of Incorporation, as amended, of Michael Jordan Golf Company, Inc. (11)
 3.10    By-Laws of Michael Jordan Golf Company, Inc. (12)
 3.11    Certificate of Incorporation of Michael Jordan Golf-Water Tower, Inc. (13)
 3.12    By-Laws of Michael Jordan Golf-Water Tower, Inc. (14)
 3.13    Certificate of Incorporation of MJG -- O'Hare, Inc. (15)
 3.14    By-Laws of MJG -- O'Hare, Inc. (16)
 3.15    Certificate of Incorporation of Lake Grove Centers, Inc. (17)
 3.16    By-Laws of Lake Grove Centers, Inc. (18)
 3.17    Certificate of Limited Liability Company of MBI No. 1, LLC. (19)
 3.18    Limited Liability Company Agreement of MBI No. 1, LLC. (20)
 3.19    Certificate of Limited Liability Company of AWI No. 1, LLC. (21)
 3.20    Limited Liability Company Agreement of AWI No. 1, LLC. (22)
 3.21    Certificate of Incorporation of AMF Bowling India Private LTD. (23)
 3.22    Articles of Association of AMF Bowling India Private LTD. (24)
 3.23    Articles of Association of AMF Bowling Poland Sp.zo.o (25)
 3.24    R.Q.P. Partnership Agreement (26)
 3.25    Joint Venture Agreement of Broadway Grand Properties (27)
 4.1     Specimen of Common Stock Certificate. (28)
 4.2     Indenture, dated as of March 21, 1996, as supplemented, by and among AMF Group Inc., the parties listed on Exhibit C thereto, as guarantors, and IBJ Schroder Bank & Trust Company with respect to the Senior Subordinated Notes. (29)
 4.3     Indenture, dated as of March 21, 1996, as supplemented, by and among AMF Group Inc., the parties listed on Exhibit C thereto, as guarantors, and American Bank National Association with respect to the Subsidiary Senior Subordinated
         Discount Notes. (30)

 4.4     Form of Senior Subordinated Note. (31)
 4.5     Form of Senior Subordinated Discount Note. (32)
 4.6     Purchase Agreement dated May 6, 1998, among the Company, the Designated Subsidiaries named therein and the Initial
         Purchasers named therein. (33)
 4.7     Indenture dated as of May 12, 1998, between the Company and the Bank of New York. (34)
 4.8     Registration Rights Agreement dated as of May 12, 1998, among the Company, the Designated Subsidiaries named therein and the Initial Purchasers named therein. (35)
 4.9     Form of the Company's Zero Coupon Convertible Debenture due 2018. (36)
10.1     Registration Rights Agreement, dated as of March 21, 1996, by and among the Company, the Guarantors and Goldman, Sachs
         & Co. (37)
10.2     Third Amended and Restated Credit Agreement among AMF Group Inc. and the Initial Lenders and Initial Issuing Banks and
         Goldman, Sachs & Co., as Syndication Agent, and Citibank, N.A., as Administrative Agent. (38)
10.3     AMF Holdings Inc. 1996 Stock Incentive Plan. (39)
10.4     Stockholders Agreement, dated as of April 30, 1996, by and among the Company and the Stockholders. (40)
10.5     Amendment No. 1, dated as of May 28, 1996, to the Stockholders Agreement. (41)
10.6     Amendment No. 2, dated as of May 31, 1996, to the Stockholders Agreement. (42)
10.7     Amendment No. 3, dated as of January 17, 1997, to the Stockholders Agreement. (43)
10.8     Amendment No. 4, dated as of January 17, 1997, to the Stockholders Agreement. (44)
10.9     Amendment No. 5, dated as of July 31, 1997, to the Stockholders Agreement. (45)
10.10    Amendment No. 6, dated as of December 31, 1997, to the Stockholders Agreement. (46)
10.11    Amendment No. 7, dated as of January 1, 1998, to the Stockholders Agreement. (47)
10.12    Registration Rights Agreement, dated as of April 30, 1996, by and among the Company and the Stockholders. (48)
10.13    Amendment No. 1, dated as of May 28, 1996, to the Registration Rights Agreement. (49)
10.14    Amendment No. 2, dated as of January 17, 1997, to the Registration Rights Agreement. (50)
10.15    Amendment No. 3, dated as of January 17, 1997, to the Registration Rights Agreement. (51)
10.16    Amendment No. 4, dated as of July 31, 1997, to the Registration Rights Agreement. (52)
10.17    Amendment No. 5, dated as of September 30, 1997, to the Registration Rights Agreement. (53)
10.18    Warrant Agreement, dated as of May 1, 1996, between the Company and The Goldman Sachs Group, L.P. (54)
10.19    Employment Agreement, dated as of May 1, 1996, by and among the Company, AMF Bowling, Inc. and Robert L. Morin. (55)
10.20    Employment Agreement, dated as of May 1, 1996, between the Company and Douglas J. Stanard. (56)
10.21    Stock Option Agreement, dated as of May 1, 1996, between the Company and Charles M. Diker. (57)
10.22    Employment Agreement, dated as of May 28, 1996, by and among the Company, AMF Group Inc. and Stephen E. Hare. (58)
10.23    Asset Purchase Agreement, dated as of September 10, 1996, by and between AMF Bowling Centers, Inc. and Charan
         Industries, Inc. (59)
10.24    Termination Agreement, dated as of February 28, 1997, by and among the Company, AMF Bowling, Inc. and Robert L. Morin.
         (60)
10.25    Stock Subscription Agreement, dated as of October 9, 1996, by and among the Company and the Purchasers (as defined therein). (61)
10.26    Agreement and Plan of Merger, dated as of January 17, 1997, by and among AMF Bowling Centers, Inc., Noah Acquisition and American Recreation Centers, Inc. (62)
10.27    Waiver and Amendment No. 1, dated as of March 24, 1997, to Amended and Restated Credit Agreement dated as of December
         20, 1996. (63)
10.28    Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of June 30, 1997. (64)
10.29    Interest Rate Cap Agreement, dated July 2, 1997. (65)
10.30    AMF Bowling, Inc. 1998 Stock Incentive Plan. (66)
10.31    Amendment No. 1 and Waiver to the Third Amended and Restated Credit Agreement dated as of September 30, 1998. (67)
10.32    Termination and Release Agreement, dated as of November 2, 1998, by and among AMF Bowling, AMF Bowling Worldwide and
         Douglas J. Standard. (68)
10.33    Employment Agreement, dated as of September 8, 1998, by and among AMF Bowling, Inc. and John P. Watkins. (69)
10.34    Amendment to the AMF Bowling, Inc. 1998 Stock Incentive Plan.
11.1     Computation of earnings per share.
21.1     Subsidiaries of the Company.
23.1     Consent of Arthur Andersen LLP.
23.2     Consent of PricewaterhouseCoopers LLP.


27.1        Financial Data Schedule.

NOTES TO EXHIBITS:



     (1)    Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
            333-4877).
     (2)    Incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
            333-4877).
     (3)    Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
            333-34099).
     (4)    Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
            333-34099).
     (5)    Incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
     (6)    Incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
     (7)    Incorporated by reference to Exhibit 3.5 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
     (8)    Incorporated by reference to Exhibit 3.6 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
     (9)    Incorporated by reference to Exhibit 3.7 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (10)    Incorporated by reference to Exhibit 3.8 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (11)    Incorporated by reference to Exhibit 3.9 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (12)    Incorporated by reference to Exhibit 3.10 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (13)    Incorporated by reference to Exhibit 3.11 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (14)    Incorporated by reference to Exhibit 3.12 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (15)    Incorporated by reference to Exhibit 3.13 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (16)    Incorporated by reference to Exhibit 3.14 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (17)    Incorporated by reference to Exhibit 3.15 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (18)    Incorporated by reference to Exhibit 3.16 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (19)    Incorporated by reference to Exhibit 3.17 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (20)    Incorporated by reference to Exhibit 3.18 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (21)    Incorporated by reference to Exhibit 3.19 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (22)    Incorporated by reference to Exhibit 3.20 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (23)    Incorporated by reference to Exhibit 3.21 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (24)    Incorporated by reference to Exhibit 3.22 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).

(25)     Incorporated by reference to Exhibit 3.23 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(26)     Incorporated by reference to Exhibit 3.24 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(27)     Incorporated by reference to Exhibit 3.25 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(28)     Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(29)     Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(30)     Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(31)     Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(32)     Incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(33)     Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-60959).
(34)     Incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-60959).
(35)     Incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-60959).
(36)     Incorporated by reference to Exhibit 4.9 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-60959).
(37)     Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(38)     Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(39)     Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(40)     Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(41)     Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(42)     Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(43)     Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(44)     Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(45)     Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(46)     Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(47)     Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(48)     Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(49)     Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(50)     Incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(51)     Incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(52)     Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(53)     Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(54)     Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(55)     Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(56)     Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(57)     Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(58)     Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(59)     Incorporated by reference to Exhibit 1 to the Current Report on Form 8-K of AMF Group Inc., dated October 24, 1996
         (File No. 001-12131).
(60)     Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K of AMF Group Inc. for the fiscal year ended December 31, 1996 (File No. 001-12131).
(61)     Incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K of AMF Group Inc. for the fiscal year ended December 31, 1996 (File No. 001-12131).

(62)     Incorporated by reference to Exhibit 1 to the Current Report on Form 8-K of AMF Group Inc., dated January 17, 1997
         (File No. 001-12131).
(63)     Incorporated by reference to Exhibit 10.16 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4
         of AMF Group Inc. (File No. 333-4877).
(64)     Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of AMF Group Inc. for the quarterly period ended June 30, 1997 (File No. 001-12131).
(65)     Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of AMF Group Inc. for the quarterly period ended June 30, 1997 (File No. 001-12131).
(66)     Incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(67)     Incorporated by reference to Exhibit 10.1 of AMF Bowling, Inc.'s Current Report on Form 8-K dated September 30, 1998
         (File No. 001-13539).
(68)     Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of AMF Bowling, Inc. for the quarterly period ended September 30, 1998 (File No. 001-13539).
(69)     Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of AMF Bowling, Inc. for the quarterly period ended September 30, 1998 (File No. 001-13539).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 19th day of March, 1999.

                                                      AMF BOWLING, INC.

                                                 /s/  STEPHEN E. HARE
                                                 ------------------------------
                                                      STEPHEN E. HARE
                          DIRECTOR/ACTING PRESIDENT AND CHIEF EXECUTIVE OFFICER/
                      EXECUTIVE VICE PRESIDENT/CHIEF FINANCIAL OFFICER/TREASURER

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of the 19th day of March, 1999.



            SIGNATURES                 TITLE
          -----------------        -----------
/s/   RICHARD A. FRIEDMAN           Chairman of the Board
--------------------------------
      RICHARD A. FRIEDMAN

 /s/  TERENCE M. O'TOOLE            Director
--------------------------------
      TERENCE M. O'TOOLE

 /s/  PETER M. SACERDOTE            Director
--------------------------------
      PETER M. SACERDOTE

/s/   CHARLES M. DIKER              Director
--------------------------------
      CHARLES M. DIKER

/s/   PAUL B. EDGERLEY              Director
--------------------------------
      PAUL B. EDGERLEY

 /s/  HOWARD A. LIPSON              Director
--------------------------------
      HOWARD A. LIPSON

/s/  THOMAS R. WALL, IV             Director
--------------------------------
     THOMAS R. WALL, IV

/s/  STEPHEN E. HARE                Director/Acting President and Chief Executive Officer/
--------------------------------    Executive Vice President/Chief Financial Officer/
     STEPHEN E. HARE                Treasurer


/s/  MICHAEL P. BARDARO             Senior Vice President/Corporate Controller/ Assistant
--------------------------------    Secretary/Chief Accounting Officer
     MICHAEL P. BARDARO

AMF BOWLING, INC


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE I


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF



AMF BOWLING, INC.:


     We have audited in accordance with generally accepted auditing standards the consolidated financial statements included in the Form 10-K Annual Report of AMF Bowling, Inc. and subsidiaries for the years ended December 31, 1998 and 1997, and for the period from inception (January 12, 1996) through December 31, 1996, and have issued our report thereon dated February 19, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I filed as part of the Company's Form 10-K Annual Report is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP



Richmond, Virginia
February 19, 1999

SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.


CONDENSED BALANCE SHEETS
(in thousands)

                                                             AS OF DECEMBER 31,
                                                         --------------------------
                                                             1998          1997
                                                         -----------   ------------
ASSETS
Current assets .......................................    $  12,576     $      --
Investment in subsidiary .............................      804,079       653,862
Other noncurrent assets ..............................       11,235           239
                                                          ---------     ---------
  TOTAL ASSETS .......................................    $ 827,890     $ 654,101
                                                          =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities ............................    $   1,382     $      73
Long term debt .......................................      296,873            --
Stockholders' equity .................................      529,635       654,028
                                                          ---------     ---------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .........    $ 827,890     $ 654,101
                                                          =========     =========

 The accompanying notes are an integral part of these condensed balance sheets.

SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.


CONDENSED STATEMENTS OF OPERATIONS
(in thousands)


                                                                  YEAR ENDED DECEMBER 31,        PERIOD ENDED
                                                               ------------------------------    DECEMBER 31,
                                                                     1998            1997            1996
                                                               ---------------   ------------   -------------

General & administrative expenses ..........................     $     6,246      $      --      $       --
Depreciation and amortization ..............................             341             --              --
                                                                 -----------      ---------      ----------
Total operating expenses ...................................           6,587             --              --
                                                                 -----------      ---------      ----------
Operating loss .............................................          (6,587)            --              --
Interest expense ...........................................          12,732             --              --
Other expense ..............................................             329             --              --
Interest income ............................................            (581)          (102)           (137)
                                                                 -----------      ---------      ----------
Income (loss) before income taxes ..........................         (19,067)           102             137
                                                                 -----------      ---------      ----------
Provision for income taxes .................................              --             17              56
                                                                 -----------      ---------      ----------
Income (loss) before equity in loss of subsidiary ..........         (19,067)            85              81
Equity in loss of subsidiary ...............................        (106,827)       (55,649)        (19,565)
                                                                 -----------      ---------      ----------
Net loss ...................................................     $  (125,894)     $ (55,564)     $  (19,484)
                                                                 ===========      =========      ==========

The accompanying notes are an integral part of these condensed financial statements.


SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.


CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)


                                                                                     YEAR ENDED DECEMBER 31,        PERIOD ENDED
                                                                                 -------------------------------    DECEMBER 31,
                                                                                      1998             1997             1996
                                                                                 --------------   --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Loss ....................................................................     $ (125,894)      $  (55,564)     $  (19,484)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:
  Interest income, net .......................................................           (150)            (102)           (137)
  Amortization ...............................................................            341               --              --
  Amortization of bond discount ..............................................         12,732               --              --
  Deferred taxes .............................................................             --               --              --
  Equity in loss of subsidiary ...............................................        106,827           55,649          19,565
  Change in assets and liabilities ...........................................           (168)              17              56
                                                                                   ----------       ----------      ----------
  Net cash used in operating activities ......................................         (6,312)              --              --
                                                                                   ----------       ----------      ----------
NET CASH USED IN INVESTING ACTIVITIES:
 Investment in subsidiary ....................................................       (255,587)        (315,671)       (420,750)
                                                                                   ----------       ----------      ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing costs ...............        273,010               --              --
 Capital contributions .......................................................             --           36,600         420,750
 Net proceeds on issuance of shares ..........................................             44          279,071              --
                                                                                   ----------       ----------      ----------
 Net cash provided by financing activities ...................................        273,054          315,671         420,750
                                                                                   ----------       ----------      ----------
 Net change in cash and cash equivalents .....................................         11,155               --              --
 Cash and cash equivalents at beginning of period ............................             --               --              --
                                                                                   ----------       ----------      ----------
 Cash and cash equivalents at end of period ..................................     $   11,155       $       --      $       --
                                                                                   ==========       ==========      ==========

The accompanying notes are an integral part of these condensed financial statements.


SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.


NOTES TO AMF BOWLING, INC. CONDENSED FINANCIAL STATEMENTS
   1. BACKGROUND AND BASIS OF PRESENTATION:
     These notes to the AMF Bowling, Inc. ("AMF Bowling") condensed financial statements should be read in conjunction with the Notes to Consolidated Financial Statements of AMF Bowling and subsidiaries included in Part II, Item 8 of the Form 10-K Annual Report (the "Notes"). AMF Bowling Worldwide, Inc., Bowling Worldwide") is a wholly-owned subsidiary of AMF Group Holdings Inc. ("AMF Group Holdings"). AMF Group Holdings is a wholly-owned subsidiary of AMF Bowling. The results of operations for the period ended December 31, 1996, reflect the results of AMF Bowling since its inception date of January 12, 1996. All dollar amounts are in thousands, except where otherwise indicated.


   2. GUARANTEES:

     The Subsidiary Senior Subordinated Notes and Subsidiary Senior Subordinated Discount Notes are jointly and severally guaranteed on a full and unconditional basis by AMF Group Holdings and by the first and second-tier subsidiaries of Bowling Worldwide, as discussed in "Note 21. Condensed Consolidating Financial Statements" in the Notes.


   3. ZERO COUPON CONVERTIBLE DEBENTURES:

     The Company's Zero Coupon Convertible Debentures (the "Debentures") (as described in "Note 9. Long-Term Debt" in the Notes) were issued May 12, 1998 by the Company and are due in 2018.


   4. RESTRICTED ASSETS OF AMF GROUP HOLDINGS AND BOWLING WORLDWIDE:

     The Credit Agreement and AMF Group Holdings' guarantee contain certain covenants, including, but not limited to, covenants related to cash interest coverage, fixed charge coverage, payments on other debt, mergers and acquisitions, sales of assets, guarantees and investments. The Credit Agreement also contains certain provisions which limit the amount of funds available for transfer from Bowling Worldwide to AMF Group Holdings, and from AMF Group Holdings to AMF Bowling. Limits exist on, among other things, the declaration or payments of dividends, distribution of assets, and issuance or sale of capital stock.

     So long as Bowling Worldwide is not in default of the covenants contained in the Credit Agreement, it may i) declare and pay dividends in common stock;
ii) declare and pay cash dividends to make payments of approximately $0.15 million in May 1997 and May 1998 and, to the extent necessary, to make payments of approximately $0.05 million due in May 1999 under certain noncompete agreements with the Prior Owners; iii) declare and pay cash dividends for general and administrative expenses not to exceed $0.25 million; and iv) declare and pay cash dividends not to exceed $2.0 million for the repurchase of Common Stock.


   5. TOTAL ASSETS AND LIABILITIES:

     At December 31, 1998, assets represent AMF Bowling's investment in AMF Group Holdings, cash held for general corporate purposes, deferred financing costs associated with issuance of the Debentures and other assets related to commitments under non-compete agreements and shareholder receivables associated with subscription of AMF Bowling's Common Stock. At December 31, 1997, assets represent AMF Bowling's investment in AMF Group Holdings and other assets related to shareholder receivables associated with subscription of AMF Bowling's Common Stock. At December 31, 1998, liabilities represent accrued expenses primarily related to commitments under noncompete agreements. At December 31, 1997, liabilities represent federal income taxes payable arising from interest earned on the shareholder receivables previously described.


   6. AMF BOWLING OPERATIONS:

     In the year ended December 31, 1998, the Company began allocating certain corporate, general and administrative expenses to AMF Bowling based on the percentage of resources specifically used in administrative activities of AMF Bowling.

SCHEDULE II


AMF BOWLING GROUP
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES



                            COLUMN A           COLUMN B             COLUMN C                 COLUMN D       COLUMN E
-------------------------------------------- ------------ -----------------------------  ---------------- -----------
                                                                    ADDITIONS
                                                          -----------------------------
                                              BALANCE AT   CHARGED TO     CHARGED TO                        BALANCE AT
                                               BEGINNING    COSTS AND   OTHER ACCOUNTS     DEDUCTIONS --      END OF
DESCRIPTION                                    OF PERIOD    EXPENSES      -- DESCRIBE        WRITE-OFFS       PERIOD
-------------------------------------------- ------------ ------------ ----------------   ---------------- -----------
Accounts Receivable -- Allowance for
     Doubtful Accounts .....................
 Four months ended April 30, 1996 ..........    $3,373       $ (17)                            $ (246)        $3,110
Inventory -- Reserves ......................
 Four months ended April 30, 1996 ..........    $1,256       $ 104                             $ (553)        $  807



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM 10-K
(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 (NO FEE REQUIRED)
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                      OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                       COMMISSION FILE NUMBER 001-13539



                               AMF BOWLING, INC.
            (Exact Name of Registrant as specified in its charter)
                                --------------

              DELAWARE                              13-3873268
  (State or other jurisdiction of                (I.R.S. Employer
   incorporation or organization)              Identification No.)


                                8100 AMF DRIVE
                           RICHMOND, VIRGINIA 23111
         (Address of principal executive offices, including zip code)


              REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                (804) 730-4000
          Securities registered pursuant to Section 12(b) of the Act:


            TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
----------------------------------------   ------------------------------------------
Common Stock, par value $.01 per share               New York Stock Exchange


     Securities registered pursuant to Section 12(g) of the Act: None

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ] .

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

     As of March 8, 1999, 59,597,550 shares of Registrant's common stock, par value $.01, were outstanding. Of the total outstanding shares, 16,088,118 shares were held by non-affiliates at an aggregate market value of $69.4 million on March 8, 1999.


                     DOCUMENTS INCORPORATED BY REFERENCE:

     Portions of the Proxy Statement for the Registrant's 1999 Annual Meeting of Shareholders are incorporated by reference into Part III of this report. Such Proxy Statement, except for the parts therein that have been specifically incorporated herein by reference, shall not be deemed "filed" as part of this report on Form 10-K.

PART I

ITEM 1. BUSINESS

GENERAL DEVELOPMENT OF BUSINESS

     AMF Bowling, Inc. ("AMF Bowling") was incorporated in Delaware in 1996 by an investor group led by GS Capital Partners II, L.P. (together with affiliated investment funds, "GSCP"), an affiliate of Goldman, Sachs & Co. AMF Group Holdings Inc. ("AMF Group Holdings"), a wholly-owned subsidiary of AMF Bowling, acquired all of the outstanding stock of the separate U.S. and foreign corporations that constituted substantially all of the Company's predecessor (the "Predecessor Company") for a total purchase price of approximately $1.37 billion (the "Acquisition").

     In November 1997, AMF Bowling issued 15,525,000 shares of its common stock at $19.50 per share pursuant to an initial public offering (the "Initial Public Offering"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources" and "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

     AMF Bowling conducts all of its business through subsidiaries and has only limited management service operations of its own. Unless the context indicates otherwise, the terms the "Company" or "AMF" as used herein refer to AMF Bowling (the "Registrant") and its subsidiaries.

     AMF is the largest owner or operator of bowling centers in the United States and worldwide. In addition, the Company is one of the world's leading manufacturers of bowling center equipment, accounting for, management believes, approximately 40% of the world's current installed base of such equipment. AMF is principally engaged in two business segments: (i) the ownership or operation of bowling centers ("Bowling Centers"), consisting, as of December 31, 1998, of 421 U.S. bowling centers and 124 international bowling centers including 15 centers operated by joint ventures with third parties described below and (ii) the manufacture and sale of bowling equipment such as automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, and certain spare and consumable products, and the resale of allied products such as bowling balls, bags, shoes and certain other spare and consumable products ("Bowling Products"). The Bowling Products business consists of two categories: (a) New Center Packages ("NCPs") (all of the equipment necessary to outfit a new bowling center or expand an existing bowling center); and (b) Modernization and Consumer Products (which includes modernization equipment used to upgrade an existing center, spare parts, supplies and consumable products essential to maintain operations of an existing center). See "Note 17. Business Segments" in the Notes to Consolidated Financial Statements.

     Since May 1996, the Company has acquired 229 centers in the U.S. and, as of February 28, 1999, owns or operates 421 U.S. centers. In addition, the Company has acquired 33 centers in selected international markets and, as of February 28, 1999, owns or operates 124 international centers, including 15 joint venture centers. In 1997, the Company entered into two joint ventures which operate one bowling center in China and 14 bowling centers in Brazil and Argentina, respectively. In addition, the Company's Michael Jordan Golf Company currently operates two golf practice ranges. The Company has agreed to build or acquire one additional golf practice range by the end of 1999. See "Item 6. Selected Financial Data" and "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements.


BUSINESS SEGMENTS


     BOWLING CENTERS

     In the United States, AMF is the largest operator of bowling centers, with 421 bowling centers (as of February 28, 1999) in 40 states and Puerto Rico. Outside the United States, AMF is also the largest operator of bowling centers, with (as of February 28, 1999) 124 centers in ten countries: Australia (46), the United Kingdom (37), Mexico (9), Japan (4), China (including Hong Kong)
(7), Argentina (2), Brazil (12), France (4), Spain (2), and Canada (1). Of the U.S. centers, 207 were acquired as part of the Acquisition (17 of which were subsequently closed), 229 were acquired thereafter and two were constructed. Of the international centers, 78 were acquired as part of the Acquisition, 33 were acquired thereafter, including 22 in the United Kingdom and ten in Australia, one in Japan was closed, and one in Switzerland was sold. The international centers include one in China, two in Argentina and 12 in Brazil, all of which are operated as part of two joint ventures.

     The Bowling Centers business derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources such as shoe rental, amusement games, billiards and pro shops. In 1998, bowling, food and beverage and other revenue represented 58.8%, 27.2%, and 14.0% of total Bowling Centers revenue, respectively.

     Bowling revenue, the largest portion of a bowling center's revenue and profitability, is derived from league, tournament and recreational play. Food and beverage sales occur primarily through snack bars that offer snack foods, soft drinks and, at many centers, alcoholic beverages. AMF has acquired several centers with large sports bars that provide a large portion of such centers' revenue. Other revenue is derived from shoe rental and the operation of amusement games, billiards and pro shops. The shoe rental business is driven primarily by recreational bowlers who usually do not own bowling shoes.

 BOWLING PRODUCTS

     The Company manufactures and sells bowling center equipment, including automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, certain spare and modernization parts, and resale products, such as bowling balls, bags, shoes and other bowlers' aids, sold primarily through pro shops. The bowling products business consists of two categories: (i) NCPs and
(ii) Modernization and Consumer Products.

     NCPs include the bowling equipment necessary to outfit new or expand existing bowling centers, such as lanes, pinspotters, automatic scoring equipment, bowler seating, ball returns, masking units and bumpers. NCP sales generally follow the trends in the growth of bowling. Traditionally, as bowling has been introduced and becomes popular in new markets, the economics of constructing and operating bowling centers become attractive and drive demand for NCPs. For at least the last 15 years, the majority of NCP sales have been to international markets. Until recently, this international trend was fueled by the growth of bowling in several countries, particularly China, South Korea and Taiwan. Current economic difficulties in Asia Pacific and other regions have adversely affected NCP shipments and backlog. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Sales of Modernization and Consumer Products to bowling center operators who manage the installed base of bowling equipment have traditionally provided a somewhat more stable base of recurring revenue. These products include modernization equipment, both proprietary and standard spare parts for existing equipment and other products including pins, shoes and supplies. Some of these products, such as bowling pins, should be replaced on approximately an annual basis to maintain a center, while certain less frequent investments in other equipment are necessary to modernize a center and are often required to maintain a customer base.

     In addition to bowling equipment and supplies, AMF manufactures and sells billiards tables under the Renaissance and PlayMaster brand names.


BUSINESS STRATEGY

     The Company is pursuing a three-part strategy to (i) consolidate the U.S. bowling center industry, (ii) build a nationally-recognized AMF brand of bowling centers and (iii) manufacture, market and distribute its bowling products on a global basis.

     With respect to Bowling Centers, the Company's primary focus is on improving center operations and financial performance which is fundamental to its consolidation strategy. In connection with this effort, the Company is implementing programs to (i) increase customer satisfaction, (ii) improve training of center managers and staff, (iii) more effectively market and promote bowling to increase bowling center traffic, and (iv) improve league bowler recruitment and retention. While the primary focus is on bowling revenues, Bowling Centers has increased non-bowling revenue by expanding and improving its food and beverage product offerings along with other programs aimed at growing ancillary revenues. While the Company's intention is to continue its efforts to consolidate the U.S. bowling center industry by purchasing additional bowling centers, the Company's acquisition pace has recently been curtailed so that management can focus on improving financial performance of its current centers. In the near term, however, the Company continues to evaluate acquisitions on a more limited scale.

     The Company's Bowling Products business markets and distributes bowling products in global markets. Under current market conditions, Bowling Products is reducing the cost structure associated with the Bowling Products business. The Company has enacted a comprehensive cost reduction program that addresses both manufacturing costs and global selling, general and administrative costs. Its product development efforts are focused on improving its current offerings and introducing new products that will appeal to a worldwide base of center operators. These initiatives are designed to expand the Company's presence in the relatively more stable Modernization and Consumer Products markets.


SEASONALITY AND MARKET DEVELOPMENT CYCLES

     Financial performance of Bowling Centers is seasonal in nature, with cash flows typically peaking in the winter months and reaching their lows in the summer months. While the geographic diversity of Bowling Centers operations has historically helped to reduce this seasonality, the increase in U.S. centers attributable to the Company's acquisition program has accentuated the seasonality of financial performance of the Bowling Centers business.

     Modernization and Consumer Products sales also display seasonality. The U.S. market, which is the largest market for Modernization and Consumer Products, is driven by the beginning of league play in the fall of each year. While proprietors purchase Consumer Products throughout the year, they often place larger orders during the summer in preparation for the fall start of leagues. Summer is also often the peak period for modernization equipment. Operators typically sign purchase orders for modernization equipment during the first four months of the year after they receive winter league revenue indications. Equipment is then shipped and installed during the summer when leagues are generally less active. However, sales of some modernization equipment such as automatic scoring and synthetic lanes are less predictable and fluctuate from year to year because of the longer life cycle of these major products.

     NCP sales experience significant fluctuations due to changes in demand for NCPs as certain markets experience high growth followed by market maturity, at which times sales to that market decline, sometimes rapidly. Management believes market cycles for individual countries have, in the past, spanned several years, with periods of high demand for several markets (e.g., Japan, South Korea, Taiwan) which, in AMF's experience, last five years or more. Current economic difficulties in Asia Pacific and other regions have resulted in the reduction in the shipments and backlog for NCPs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Market Development Cycles."


INDUSTRY AND COMPETITION


     BOWLING CENTERS

     Bowling is both a competitive sport and a recreational activity and faces competition from numerous alternative activities. The success of AMF's bowling operations is subject to consumers' continued interest in bowling, the availability and cost of other sports, recreational and entertainment alternatives and the amount of leisure time, as well as various other social and economic factors over which AMF has no control.

     The Company's centers also compete with other bowling centers. The Company competes primarily through the quality, appearance and location of its facilities and through the range of amenities and service level offered. See "Management's Discussion of Financial Condition and Results of Operations -- Bowling Centers."

     As shown in the table below, the U.S. bowling center industry is highly fragmented, and consists of two relatively large bowling center operators, AMF (which had 421 U.S. centers as of December 31, 1998) and Brunswick Corporation ("Brunswick") (which had approximately 115 U.S. centers as of December 31,
1998), three medium-sized chains, which together account for 54 bowling centers, and over 5,000 bowling centers owned by single-center and small-chain operators, which typically own four or fewer centers. The top five operators (including AMF) account for approximately 10.4% of the total number of U.S. bowling centers.


                       U.S. BOWLING CENTER INDUSTRY (a)


                                                                 NUMBER OF
                           OPERATOR                              LOCATIONS     % OF TOTAL
-------------------------------------------------------------   -----------   -----------
           AMF ..............................................        421           7.4%
           Brunswick ........................................        115           2.0
           Bowl America .....................................         23           0.4
           Mark Voight ......................................         16           0.3
           Bowl New England .................................         15           0.3
                                                                     ---         -----
            Subtotal ........................................        590          10.4
           Single-center and small-chain operators ..........      5,087          89.6
                                                                   -----         -----
            Total ...........................................      5,677         100.0%
                                                                   =====         =====

--------
(a) AMF estimate at December 31, 1998.

     The international bowling center industry is also highly fragmented. There are typically few chain operators in any one country and a large number of single-center operators. AMF generally enjoys a relative size advantage (i.e., a larger number of lanes per center), and is competitively well positioned in Australia, the United Kingdom and Mexico.

     In the United States, the operation of bowling centers generally has been characterized by slightly declining lineage (number of games bowled per lane per day), offset by increasing average price per game. Total lineage, according to an industry source, has declined despite an average annual increase in the total number of people bowling since 1987. This trend is largely a result of a decline in league participation, partially offset by an increase in recreational (i.e., non-league) play, resulting in more people bowling, but bowling less frequently. Bowling center operators have sought to offset the decrease in overall lineage by increasing prices and creating additional sources of income. Prior to 1998, AMF's U.S. lineage remained relatively stable due to its ability to retain existing league bowlers and attract new league and recreational bowlers. In 1998, however, the Company experienced a decline in lineage which it was unable to offset with price increases. The Company is focusing on improving the financial performance of its bowling centers. See
" -- Business Strategy." Internationally, although trends vary by country, certain of the markets in which AMF operates experienced increasing competition as they matured, resulting in declining lineage.


     BOWLING PRODUCTS

     AMF and Brunswick are the two largest manufacturers of bowling center equipment, and are the only full-line manufacturers of bowling equipment and supplies that compete on a global basis. The Company also competes with smaller, often regionally focused companies in certain product lines. Management estimates that AMF accounts for approximately 40% of the worldwide installed base of bowling center equipment.

INTERNATIONAL OPERATIONS

     The Company's international operations are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs and tariffs, value added taxes and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales or on its results of operations.

     AMF has a history of operating in a number of international markets, in some cases, for over 30 years. As in the case of other U.S.-based manufacturers with export sales, local currency devaluation increases the cost of the Company's bowling equipment in those markets. As a result, a strengthening U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods.

     Economic difficulties in Asia Pacific and other regions contributed to a reduction in the level of shipments for NCPs. The limited availability of financing for customers to construct new bowling centers also contributed to the reduction of orders. As of December 31, 1998, the NCP backlog was 1,078 which is a reduction of 37.5% compared to December 31, 1997. As of February 28, 1999, the NCP backlog was 865, which is a 19.8% reduction compared to December 31, 1998 and a 49.9% reduction compared to December 31, 1997.

     NCP unit sales to China, Japan and other Asia Pacific markets represented 52.8% for the year ended December 31, 1998 compared to 72.7% for the year ended December 31, 1997. NCP unit backlog related to China, Japan and other Asia Pacific markets represented 70.6% of total NCP unit backlog at February 28, 1999 compared to 74.2% at December 31, 1998 and 70.4% at December 31, 1997.

     Foreign currency exchange rates can also affect the translation of operating results from international bowling centers. For the years ended December 31, 1998 and 1997, revenue of international bowling centers represented 15.6% and 14.6% of consolidated results, respectively. For the years ended December 31, 1998 and 1997, EBITDA of international bowling centers represented 24.3% and 16.0% of consolidated results, respectively.

     In December 1996, China extended through June 1997 the concession allowing foreign investment enterprises to import capital equipment without customs duty or value added tax ("VAT"). From July 1997 to approximately June 1998, there was sporadic enforcement of the new policy requiring full customs duty and VAT. In addition, the nominal customs duty rate for bowling equipment was cut by approximately 50% in 1997. Purchasers of bowling equipment used import facilitators throughout this period to import at favorable duty and VAT rates.

     In approximately July 1998, China significantly strengthened its import restrictions and virtually eliminated the customs duty-free and VAT-free importation of new and used capital goods. In the second half of 1998, the customs authorities also began stringently enforcing a new policy passed without advance notice in early 1998 forbidding the importation of used capital equipment without permits. Permits for the importation of used bowling equipment have proven quite difficult to obtain. During the second half of 1998 and the beginning of 1999, AMF customers used facilitators for importing AMF equipment, but they have done so primarily as a vehicle for purchasing the equipment in local currency and not as a means to reduce customs duties and VAT.

     Local Chinese companies are not subject to the same restrictions. In 1997, a Chinese company, Shanghai Zhonglu Industrial Co., Ltd., began production of locally-manufactured low-end bowling equipment and has experienced significant acceptance by local customers. This equipment is not subject to the customs duties that affect imported equipment.

EMPLOYEES


     BOWLING CENTERS

     As of December 31, 1998, Bowling Centers had approximately 14,489 full- and part-time employees worldwide. The Company believes that its relations with its Bowling Centers employees are satisfactory.


                     COUNTRY                        NUMBER OF EMPLOYEES (a)
------------------------------------------------   ------------------------
           United States .......................            11,703
                                                            ------
           International:
           Australia ...........................             1,255
           United Kingdom ......................               935
           Mexico ..............................               240
           China (including Hong Kong) .........               143
           France ..............................                97
           Japan ...............................                61
           Spain ...............................                33
           Canada ..............................                22
                                                            ------
           Total International .................             2,786
                                                            ------
           Total Worldwide .....................            14,489
                                                            ======

--------
(a) Numbers vary depending on the time of year.


     BOWLING PRODUCTS

     As of December 31, 1998, Bowling Products had approximately 986 full-time employees worldwide. The Company believes that its relations with its Bowling Products employees are satisfactory. Employees are divided along functional lines as shown in the table below.


              SEGMENT                 NUMBER OF EMPLOYEES
----------------------------------   --------------------
  Manufacturing ..................            674
                                              ---
  Sales:
  Asia Pacific ...................            163
  Europe .........................             83
  Americas .......................             54
  Australia ......................             12
                                              ---
  Total Sales ....................            312
                                              ---
  Total Worldwide ................            986
                                              ===

     CORPORATE

     As of December 31, 1998, corporate had approximately 208 full-time employees. The Company believes that its relations with its corporate employees are satisfactory.

ITEM 2. PROPERTIES

BOWLING CENTERS

     As of December 31, 1998, AMF operated 421 bowling centers and related facilities in the United States and 124 centers in ten other countries. A regional list of these facilities is set forth below:


                                 U.S. CENTERS*

                              NUMBER OF     NUMBER OF
          REGION              DISTRICTS     LOCATIONS     OWNED     LEASED
--------------------------   -----------   -----------   -------   -------
    Northeast ............         5            67          41        26
    Mid-Atlantic .........         6            66          42        24
    Southeast ............         5            66          45        21
    Southwest ............         6            73          57        16
    Midwest ..............         5            67          46        21
    West .................         6            80          33        47
                                   -            --          --        --
      Total ..............        33           419         264       155
                                  ==           ===         ===       ===

--------
* AMF operates two centers for an unrelated party. These centers are neither owned nor leased by AMF and, therefore, are not included in the foregoing table. In addition, the Company operates two golf practice ranges, one each in Aurora, Illinois and Charlotte, North Carolina.


                            INTERNATIONAL CENTERS*

                                            NUMBER OF
                 COUNTRY                    LOCATIONS     OWNED     LEASED
----------------------------------------   -----------   -------   -------
    Australia ..........................        46          27        19
    United Kingdom .....................        37          14        23
    Mexico .............................         9           5         4
    China, including Hong Kong .........         6           0         6
    Japan ..............................         4           0         4
    France .............................         4           1         3
    Spain ..............................         2           0         2
    Canada .............................         1           1         0
                                                --          --        --
      Total ............................       109          48        61
                                               ===          ==        ==

--------
* The table excludes one bowling center operated by the Company's Hong Leong joint venture and 14 bowling centers operated by its Playcenter joint venture. See "Business -- General Development of Business."

     AMF's leases are subject to periodic renewal. Forty-two of the U.S. centers have leases which expire during the next three years. Twenty-six of such leases have renewal options. Sixteen of the international centers have leases which expire during the next three years. Nine of such leases have renewal options. The Company generally has not had difficulty renewing leases.

BOWLING PRODUCTS

     As of December 31, 1998, AMF owned or leased facilities at five locations in the United States, four of which are used for its Bowling Products business and one of which is used for its billiards business. AMF also leased facilities at 29 international locations which are used as offices or warehouses.


                                U.S. FACILITIES

                                                                                                     APPROXIMATE      OWNED/
       LOCATION                                         PRODUCTS                                   SQUARE FOOTAGE     LEASED
----------------------   ----------------------------------------------------------------------   ----------------   -------
Richmond, VA .........   World headquarters, pinspotters, automatic scoring, synthetic lanes,          360,000        Owned
                         other capital equipment, consumer products, used pinspotters
                                                                                                        54,000        Leased
Lowville, NY .........   Pins and wood lanes                                                           121,000        Owned
                                                                                                        50,000        Owned
Golden, CO ...........   Lane maintenance equipment (Century) (1)                                       50,000        Leased
Bland, MO ............   Billiards tables (AMF Billiards and Games)                                     37,210        Owned
                                                                                                        33,373        Leased
                                                                                                        32,000        Owned
                                                                                                        24,000        Owned
                                                                                                        16,000        Owned
                                                                                                        11,000        Leased
Miami, FL ............   Office                                                                            200        Leased


--------
(1) Relocated to Richmond, Virginia facility February 28, 1999.

                           INTERNATIONAL FACILITIES

                                                                  APPROXIMATE      OWNED/
                 LOCATION                       FUNCTIONS       SQUARE FOOTAGE     LEASED
-----------------------------------------   ----------------   ----------------   -------
Emu Plains, Australia ...................        Office                400         Leased
                                                Warehouse           10,100         Leased
Brussels, Belgium .......................        Office              1,000         Leased
Toronto, Canada .........................        Office                400         Leased
                                                Warehouse            2,100         Leased
Beijing, China ..........................        Office                390         Leased
Guangzhou, China ........................        Office                380         Leased
                                                Warehouse            1,650         Leased
Hong Kong ...............................        Office              2,500         Leased
                                                 Office              1,125         Leased
Shanghai, China .........................        Office                400         Leased
Levallois-Perret, France ................        Office                984         Leased
                                                Warehouse            1,470         Leased
Mainz-Kastel, Germany ...................        Office                656         Leased
                                                Warehouse            1,650         Leased
Bangalore, India ........................        Office              1,050         Leased
New Delhi, India ........................        Office              2,000         Leased
Yokohama, Japan .........................        Office              4,626         Leased
                                                Warehouse            8,888         Leased
                                             Service Center          1,634         Leased
Seoul, South Korea ......................        Office              5,119         Leased
                                                Warehouse            7,472         Leased
Mexico City, Mexico .....................        Office              1,300         Leased
                                                Warehouse           11,431         Leased
Warsaw, Poland ..........................        Office                209         Leased
Granna, Sweden ..........................        Office              4,515         Leased
                                                Warehouse           12,705         Leased
Hemel Hempstead, United Kingdom .........        Office             11,500         Leased
                                                Warehouse           11,770         Leased

ITEM 3. LEGAL PROCEEDINGS

     In June 1998, Harbin Hai Heng Bowling Entertainment Co. Ltd. ("Hai Heng") filed an action against AMF Bowling Products, Inc. ("AMF Bowling Products"), an indirect subsidiary of AMF Bowling, in the Harbin Intermediate People's Court in Heilongjing, China. Hai Heng sought to recover $3 to $4 million in damages relating to 38 NCPs purchased from AMF. Hai Heng asserted that the poor quality of the 38 NCPs entitled Hai Heng to recover the purchase price and damages for lost profits and the cost of storing the NCPs.

     On November 6, 1998, the court awarded Hai Heng approximately $3.5 million. AMF Bowling Products appealed the award to the High People's Court of Heilongjing Province (the "People's Court"). Prior to completion of the appeal review, the President of the People's Court on February 11, 1999 issued a judgment in favor of Hai Heng for approximately $2.8 million and ordered Hai Heng to return 24 NCPs to AMF.

     The Company believes Hai Heng's claim is a warranty issue and that Hai
Heng is not entitled to recover the purchase price, lost profits or the cost of storage. The Company continues to believe that Hai Heng's claim is substantially without merit, and furthermore, based on the advice of local legal counsel, the Company believes that the judicial process leading up to the trial court award and the judgment issued by the People's Court involved significant procedural and other legal defects. Hai Heng has begun to exercise its rights to enforce the collection of the judgment. The Company intends to continue to pursue all available defenses. Among other things, AMF Bowling Products intends to seek an appeal to the Supreme People's Court in Beijing (the "Supreme Court") and a stay of the execution of the judgment. The granting of an appeal is discretionary with the Supreme Court.

     Due to a number of uncertainties inherent in the litigation process in these jurisdictions, the Company can give no assurance on the likelihood of success of its appeal efforts or the ultimate outcome of the Hai Heng litigation. However, management does not believe that the outcome of the action will have a material adverse impact on the financial position of the Company.

     In addition, the Company currently and from time to time is subject to claims and actions arising in the ordinary course of its business, including employment discrimination claims, workers' compensation claims and personal injury claims. In some actions, plaintiffs request punitive or other damages that may not be covered by insurance. In management's opinion, the claims and actions in which the Company is involved will not have a material adverse impact on its financial position or results of operations. However, it is not possible to assure the outcome of such claims and actions.


REGULATORY MATTERS

     There are no unique federal or state regulations applicable to bowling center operations or equipment manufacturing. State and local governments require establishments to hold permits to sell alcoholic beverages, and, although regulations vary from state to state, once permits are issued, they generally remain in place indefinitely (except for routine renewals) without burdensome reporting or supervision other than revenue tax reports.


ENVIRONMENTAL MATTERS

     AMF's operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of, certain materials, substances and wastes. AMF believes that its operations are in material compliance with the terms of all applicable environmental laws and regulations as currently interpreted.

     The Company currently and from time to time is subject to environmental claims. It is the opinion of management that the various asserted claims in which the Company currently is involved are not likely to have a material adverse impact on its financial position or results of operations. However, no assurance can be given as to the ultimate outcome with respect to such claims.

     AMF cannot predict with any certainty whether existing conditions or future events, such as changes in existing laws and regulations, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the cost of producing AMF's products, or providing its services, or otherwise adversely affect the demand for its products or services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters."


ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     None.


EXECUTIVE OFFICERS OF AMF BOWLING

     The following table sets forth information concerning the individuals who are executive officers of AMF Bowling:



         NAME             AGE                            POSITION
----------------------   -----   --------------------------------------------------------
  Stephen E. Hare        45      Director; Acting President and Chief Executive Officer,
                                 Executive Vice President; Chief Financial
                                 Officer and Treasurer
  John P. Watkins        43      Executive Vice President; President,
                                 U.S. Bowling Centers
  Michael P. Bardaro     48      Senior Vice President; Corporate
                                 Controller and Assistant
                                 Secretary

     STEPHEN E. HARE was named Acting President and Chief Executive Officer of AMF Bowling on November 2, 1998 following the resignation of Douglas J. Stanard. He is also the Executive Vice President, Chief Financial Officer and Treasurer of AMF Bowling. Mr. Hare joined AMF Bowling in 1996. Mr. Hare served as Senior Vice President and Chief Financial Officer of James River Corporation of Virginia from 1992 to 1996.

     JOHN P. WATKINS has been the Executive Vice President of AMF Bowling and President, U.S. Bowling Centers since September 1998. Prior to joining AMF, Mr. Watkins was President of Source Company from 1996 to 1998. Mr. Watkins was Senior Vice President and Chief Operating Officer of Food Lion, Inc. from 1991 to 1996.

     MICHAEL P. BARDARO is Senior Vice President, Corporate Controller and Assistant Secretary of AMF Bowling. Mr. Bardaro was Controller at General Medical Manufacturing Co. in Richmond, Virginia between 1989 and 1994.

PART II

ITEM 5. MARKET FOR AMF BOWLING COMMON STOCK AND SECURITIES AND RELATED STOCKHOLDER MATTERS

COMMON STOCK

     AMF Bowling's Common Stock (the "Common Stock"), $.01 par value, is traded on the New York Stock Exchange under the symbol "PIN." Prior to the Initial Public Offering on November 7, 1997, there was no market for the Common Stock. See "Item 1. Business -- General Development of Business," "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements, and the Company's Proxy Statement for the 1999 Annual Meeting of Shareholders.

     As of March 8, 1999, there were 5,200 holders of record of the Common Stock. The reported high and low sales prices for the Common Stock for the period from November 7, 1997 through December 31, 1997 and for each of the four quarters of 1998 were as follows:


                              1997                      1998
                     -----------------------   -----------------------
   QUARTER ENDED        HIGH          LOW         HIGH          LOW
------------------   ----------   ----------   ----------   ----------
  March 31             n/a          n/a         $27 3/8      $20 1/2
  June 30              n/a          n/a          31           22 5/8
  September 30         n/a          n/a          28 3/8        7 1/2
  December 31(a)     $25 1/8      $21 1/2         9            3 7/8


--------
(a)  In 1997, for the period from November 7, 1997 through December 31, 1997.

     AMF Bowling has not paid any cash dividends on the Common Stock and intends to retain earnings, if any, for use in the Company's business.

     The Company conducts all of its business through subsidiaries. AMF Bowling's operations are limited to the provision of certain management services related to its holding company operations. AMF Bowling's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to AMF Bowling for any purpose, whether in the form of loans, dividends or otherwise. Moreover, AMF Bowling Worldwide, Inc. ("Bowling Worldwide"), a wholly-owned subsidiary of AMF Group Holdings, is prohibited under both the Credit Agreement, as defined below, and the indentures governing its senior subordinated notes ("Subsidiary Senior Subordinated Notes") and senior subordinated discount notes ("Subsidiary Senior Subordinated Discount Notes" and, collectively with the Subsidiary Senior Subordinated Notes, the "Subsidiary Notes") from upstreaming funds by dividends, loans or otherwise, to pay cash dividends.


ZERO COUPON CONVERTIBLE DEBENTURES

     On May 12, 1998, the Company issued in a private placement $1,125,000,000 aggregate principal amount at maturity of its Zero Coupon Convertible Debentures due 2018 (the "Debentures") to Goldman, Sachs & Co., Cowen & Company, Morgan Stanley & Co., Incorporated and Schroder & Co., Inc. (the "Initial Purchasers"). The Debentures were offered at an offering price of 25.257% plus accrued original issue discount equal to the excess of the principal amount at maturity of the Debentures over their issue price from May 12, 1998. The Debentures were subsequently resold in transactions exempt from registration to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act"). The Debentures are convertible at any time prior to maturity, unless previously redeemed or otherwise purchased by the Company, into shares of Common Stock at a conversion rate of 8.6734 shares per $1,000 principal amount at maturity. The net proceeds received by the Company from the Debenture offering totaled approximately $273.6 million.

     The Debentures are traded in the Private Offerings, Resales and Trading Through Automated Linkages Market. See "Note 9. Long-Term Debt" in the Notes to the Consolidated Financial Statements. As of March 8, 1999, there were 22 record holders of the Debentures. The reported high and low sales prices for the Debentures from May 12, 1998 through June 30, 1998, and for the third and fourth quarters of 1998 were as follows:


  QUARTER ENDED        HIGH            LOW
----------------   ------------   ------------
  June 30 (a)       $  266.25      $  235.00
  September 30         258.75          97.50
  December 31          136.30          68.80


--------
(a)  For the period from May 12, 1998 through June 30, 1998.

ITEM 6. SELECTED FINANCIAL DATA

     The selected financial data set forth below for the fiscal years indicated were derived from AMF Bowling's audited consolidated financial statements for the years ended December 31, 1998 and December 31, 1997, the period ended December 31, 1996, and the Predecessor Company's audited combined financial statements for the four months ended April 30, 1996, and the years ended December 31, 1995 and 1994. The consolidated pro forma results set forth below are presented as if the Acquisition had occurred on January 1, 1996, and are based on the Predecessor Company's statement of income for the period ending April 30, 1996, AMF Bowling's statement of operations from its inception through December 31, 1996, and adjustments giving effect to the Acquisition under the purchase method of accounting. See "Note 3. Pro Forma Results of Operations" in the notes to consolidated financial statements of AMF Bowling. The data should be read in conjunction with AMF Bowling's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere herein.

     The comparability of the selected financial data is affected by the Company's bowling center acquisition program. In 1996, the Company acquired 57 bowling centers from unrelated sellers. The combined purchase price was $108.0 million. In 1997, the Company acquired 122 bowling centers from a number of unrelated sellers. The combined purchase price was $232.7 million (including amounts paid in 1998 for certain bowling centers included in the 1997 total). In 1998, the Company acquired 83 bowling centers from a number of unrelated sellers. The combined purchase price was $156.8 million. While the Company's intention is to continue its efforts to consolidate the U.S. bowling center industry by purchasing additional bowling centers, the Company recently has curtailed the pace of its acquisitions so that management can focus on improving financial performance of its current centers. In the near term, however, the Company continues to evaluate acquisitions on a more limited scale. See "Item 1. Business -- General Development of Business" and "Note 14. Supplemental Disclosures to the Consolidated Statements of Cash Flows" and "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements.

     The selected financial data include operating results expressed in terms of EBITDA, which represents earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses. EBITDA information is included because the Company understands that such information is a standard measure commonly reported and widely used by certain investors and analysts. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, other measures of performance determined in accordance with Generally Accepted Accounting Principles ("GAAP").


                                                               FOR THE YEAR ENDED DECEMBER 31,                              FOUR
                                     ----------------------------------------------------------------------------------    MONTHS
                                                                       (DOLLARS IN MILLIONS)                                ENDED
                                                                                      AMF BOWLING,                        APRIL 30,
                                                                                         INC.                            -----------
                                                             ----------------------------------------------------------  PREDECESSOR
                                       PREDECESSOR COMPANY    PRO FORMA                                                    COMPANY
                                     -----------------------                                                            ------------
                                         1994        1995       1996 (a)         1996 (b)         1997           1998       1996 (c)
                                     ------------ ---------- -------------    -------------- -------------- ----------- ------------
INCOME STATEMENT DATA:
Operating revenue ................... $  517.8      564.9      $  548.9        $  384.8       $  713.7       $   738.1     $ 164.9
                                      --------     ------      --------        --------       --------       ---------      -------
Cost of goods sold ..................    196.0      184.1         173.6           130.5          212.6           202.2        43.1
Bowling center operating expenses ...    115.2      166.5         178.8           123.7          251.2           335.7        80.2
Selling, general and
 administrative expenses ............     57.1       50.8          51.0            35.1           64.5            70.0        35.5
Depreciation and amortization .......     24.8       39.1          73.5            49.4          102.5           120.6        15.1
                                      --------     ------      --------        --------       --------       ---------      -------
Operating income (loss) .............    124.7      124.4          72.0            46.1           82.9             9.6        (9.0)
Interest expense, gross .............      7.4       15.7         106.2            78.0          118.4           114.7         4.5
Other income (expense), net .........     (1.5)       0.2           3.8             3.9           (8.1)           (5.3)       (0.1)
                                      ---------    ------      --------        --------       ---------      ----------     -------
Income (loss) before income taxes ...    115.8      108.9         (30.4)          (28.0)         (43.6)         (110.4)      (13.6)
Provision (benefit) for income taxes      16.5       12.1          (8.9)           (8.5)         (12.8)            7.3        (1.7)
                                      ---------    ------      ---------       ---------      ---------      ----------     -------
Net income (loss) before equity
  in loss of joint ventures and
  extraordinary items ...............     99.3       96.8         (21.5)          (19.5)         (30.8)         (117.7)      (11.9)
Equity in loss of joint ventures,
   net of tax  ......................       --         --            --              --           (1.4)           (8.2)         --
                                      ---------    -------     ---------       ---------      ---------      ----------     -------
Net income (loss) before
 extraordinary items ................     99.3       96.8         (21.5)          (19.5)         (32.2)         (125.9)      (11.9)
Extraordinary items, net of tax .....       --         --            --              --          (23.4)             --          --
                                      ---------    -------     ---------       ---------      ---------      ----------     -------
Net income (loss) ................... $   99.3    $  96.8      $  (21.5)       $  (19.5)      $  (55.6)      $  (125.9)   $  (11.9)
                                      =========    =======     =========       =========      =========      ==========    ========
Basic and diluted net loss per
 share before extraordinary items....                          $  (0.55)       $  (0.49)      $  (0.71)      $   (2.11)
Basic and diluted per share
 effect of extraordinary items ......                                --              --          (0.52)             --
                                                               ---------       ---------      ---------      ----------
Basic and diluted net loss per share                           $  (0.55)       $  (0.49)      $  (1.23)      $   (2.11)
                                                               =========       =========      =========      ==========
SELECTED DATA:
EBITDA .............................. $  149.5    $ 163.5      $  145.5        $   95.5       $  185.4       $   130.2     $   6.1
EBITDA margin .......................     28.9%      28.9%         26.5%           24.8%          26.0%           17.6%        3.7%




                                                        AS OF DECEMBER 31,
                                 -----------------------------------------------------------------
                                                       (DOLLARS IN MILLIONS)
                                   PREDECESSOR COMPANY                AMF BOWLING, INC.
                                 ------------------------   --------------------------------------
                                    1994          1995         1996          1997          1998
BALANCE SHEET DATA:              ----------   -----------   ----------   -----------   -----------
Working capital (d) ..........    $  16.9      $   29.2      $    7.8     $   43.9      $   70.6
Goodwill .....................         --            --         771.1        772.3         772.7
Total assets .................      410.2         400.4       1,594.0      1,832.1       1,980.0
Total debt ...................      186.1         167.4       1,091.3      1,060.6       1,344.0
Stockholders' equity .........      132.4         161.5         408.8        654.0         529.6
Total capital ................      318.5         328.9       1,500.1      1,714.6       1,873.6



--------
(a) Represents results of operations from January 1, 1996 through December 31, 1996 on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements.
(b) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes the results of operations of the acquired business from May 1, 1996 through December 31, 1996.
(c) Represents results of operations from January 1, 1996 through April 30,
    1996.
(d) Predecessor Company amounts reflect elimination of affiliate receivables and payables.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Information in this report contains certain forward-looking statements, which are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends" or "expects." These forward-looking statements relate to the plans and objectives of the Company for future operations. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including: (i) the Company's ability to integrate acquired operations into its business, (ii) the Company's ability to execute its long-term strategies, including to identify, finance and execute further acquisitions, (iii) the development and growth of new bowling markets and the Company's ability to identify those markets and to generate sales of products in those markets, (iv) the risk of adverse political acts or developments in the Company's existing or proposed markets for its products or in which it operates its bowling centers, (v) the Company's ability to hire and retain experienced senior management, (vi) the ability of AMF Bowling and its subsidiaries to generate sufficient cash flow in a timely manner to satisfy principal and interest payments on their indebtedness, (vii) the popularity of bowling as an activity in the United States and abroad, (viii) the continuation or worsening of economic difficulties currently being experienced by certain countries in Asia Pacific and other regions, (ix) fluctuations in currency exchange rates which affect translation of operating results and (x) increased competitive pressure from current competitors and future market entrants. In addition, actual results may differ materially from forward-looking statements in this report as a result of factors generally applicable to companies in similar businesses, including, among other things: (a) a decline in general economic conditions and (b) an adverse judgment in pending or future litigation. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included elsewhere in this report. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


BACKGROUND

     This discussion should be read in conjunction with the information contained under "Selected Financial Data" and in AMF Bowling's Consolidated Financial Statements included elsewhere herein.

     Management believes that comparison of the results of operations for the years ended December 31, 1997, on a historical basis, and 1996, on a pro forma basis, is appropriate. This is due primarily to significant changes in depreciation and amortization that result from the application of the purchase method of accounting for the Acquisition in 1996 and from the increased interest expense due to the debt incurred in connection with the Acquisition. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements.

     To facilitate a meaningful comparison, in addition to discussing the consolidated results of the Company's operations, certain portions of this Management's Discussion and Analysis of Financial Condition and Results of Operations discuss results of Bowling Centers and Bowling Products separately.

     The results of operations of Bowling Centers, Bowling Products and the consolidated group of companies are set forth below. The business segment results presented below are before intersegment eliminations since the Company's management believes that this provides a more accurate comparison of performance by segment from year to year. The intersegment eliminations are not material. Interest expense is presented on a gross basis.


PERFORMANCE BY BUSINESS SEGMENT


     BOWLING CENTERS

     Bowling Centers derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources, such as shoe rental, amusement games, billiards and pro shops. In 1998, bowling, food and beverage and other revenue represented 58.8%, 27.2% and 14.0% of total Bowling Centers revenue, respectively.

The results shown below reflect both U.S. and international Bowling Centers operations.




                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------
                                                                   (DOLLARS IN MILLIONS)
                                                           PRO FORMA
                                                           1996 (a)        1997           1998
                                                          ----------   ------------   ------------
BOWLING CENTERS (before intersegment eliminations):
Operating revenue .....................................    $ 307.3      $  429.1       $  540.9
                                                           -------      --------       --------
Cost of goods sold ....................................       27.5          39.9           54.5
Bowling center operating expenses .....................      177.2         252.5          338.5
Selling, general and administrative expenses ..........        7.0           6.3            5.8
Depreciation and amortization .........................       56.2          82.8           97.4
                                                           -------      --------       --------
Operating income ......................................    $  39.4      $   47.6       $   44.7
                                                           =======      ========       ========
SELECTED DATA:
EBITDA ................................................    $  95.6      $  130.4       $  142.1
EBITDA margin .........................................       31.1%         30.4%          26.3%
Number of centers, end of period ......................        341           470            545
Number of lanes, end of period ........................     11,782        16,315         18,858


--------
(a) Represents pro forma results of operations from January 1, 1996 through December 31, 1996. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements. The pro forma 1996 amount of selling, general and administrative expenses has been adjusted to reflect a reallocation to corporate of certain general and administrative expenses previously allocated to the Bowling Centers segment.

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997. Bowling Centers operating revenue increased $111.8 million, or 26.1%. An increase of $133.6 million was attributable to new centers, of which $113.0 million was from U.S. centers, and $20.6 million was from international centers. U.S. constant centers (centers in operation for at least one full fiscal year) revenue decreased $9.2 million, or 3.7%, primarily as a result of lower lineage, integrating newly acquired centers, nationally branded chain development activities, record-setting hot weather which adversely affected customer visits in the summer months and the later start of league play in 1998. International constant centers revenue decreased $7.8 million, or 8.4%, primarily due to unfavorable currency translation of results. On a constant exchange rate basis, international operating revenue would have increased $1.7 million, or 1.8%. A decrease in operating revenue of $4.8 million was primarily attributable to the closing of nine U.S. centers in 1998.

     Cost of goods sold increased $14.6 million, or 36.6%, primarily as a result of the net increase in the number of centers.

     Operating expenses increased $86.0 million, or 34.1%, of which approximately $86.2 million was attributable to new centers, including $74.9 million attributable to U.S. centers and $11.3 million attributable to international centers. As a percentage of its revenue, Bowling Centers operating expenses were 58.8% for the year ended December 31, 1997 compared to 62.6% for the year ended December 31, 1998, primarily as a result of nationally branded chain development activities.

     A decrease of $0.5 million, or 7.9%, in selling, general and administrative expenses was primarily attributable to expense management.

     An increase of $11.7 million, or 9.0%, in EBITDA was attributable to new centers. EBITDA margin in 1998 was 26.3% compared to 30.4% in 1997 primarily as a result of nationally branded chain development activities.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996. Bowling Centers operating revenue increased $121.8 million, or 39.6%. An increase of $125.8 million was attributable to new centers, of which $116.5 million was from U.S. centers, and $9.3 million was from international centers. An increase of $1.1 million, or 0.4%, in constant centers revenue was primarily a result of an increase in revenue in the Northeastern United States, a region in which the Company has a large number of centers and which experienced severe weather conditions during the first quarter of 1996. The increase in constant centers revenue for the year ended December 31, 1997 compared to the same period in 1996 was net of $1.0 million additional revenue in 1996 due to leap year, a $3.0 million decrease in revenue from the Japanese centers in 1997, which was primarily caused by recent poor economic conditions in Japan, and a decrease of $1.0 million in operating revenue in the third quarter of 1997 compared to the same period in 1996 which resulted from pricing specials used in the U.S. and international centers to overcome lower lineage which resulted from the hot, dry weather in these regions. Excluding these special items, constant center revenue would have increased $6.1 million, or 2.2%, in the year ended December 31, 1997 compared to the same period in 1996. A decrease in operating revenue of $5.1 million was primarily attributable to the closing of a total of eight U.S. centers in May 1996, and February, May and December 1997.

     Cost of goods sold increased $12.4 million, or 45.1%, primarily as a result of the net increase in the number of centers.

     Operating expenses increased $75.3 million, or 42.5%, of which approximately $74.6 million was attributable to new centers, including $69.6 million attributable to U.S. centers and $5.0 million attributable to international centers. As a percentage of its revenue, Bowling Centers operating expenses were 57.7% for the year ended December 31, 1996, on a pro forma basis, versus 58.8% for the year ended December 31, 1997.

     A decrease of $0.7 million, or 10.0%, in selling, general and administrative expenses was attributable to cost controls implemented in international centers in response to lower lineage discussed above and savings associated with closed centers, partially offset by additional expenses due to new centers.

     An increase of $34.8 million, or 36.4%, in EBITDA was attributable to new centers. EBITDA margin in 1997 was 30.4% compared to 31.1% in 1996, on a pro forma basis.


     BOWLING PRODUCTS

     The results shown below reflect Bowling Products operations.



                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                                    (DOLLARS IN MILLIONS)
                                                           PRO FORMA
                                                            1996 (a)        1997           1998
                                                          -----------   ------------   ------------
BOWLING PRODUCTS (before intersegment eliminations):
Operating revenue .....................................    $ 252.1       $  299.3        $ 212.5
Cost of goods sold ....................................      153.3          185.7          159.6
                                                           -------       --------        --------
Gross profit ..........................................       98.8          113.6           52.9
Selling, general and administrative expenses ..........       36.2           42.8           42.2
Depreciation and amortization .........................       18.5           19.8           22.5
                                                           -------       --------        --------
Operating income (loss) ...............................    $  44.1       $   51.0        $ (11.8)
                                                           =======       ========       =========
SELECTED DATA:
Gross profit margin ...................................       39.2%          38.0%          24.9%
EBITDA ................................................    $  62.6       $   70.8        $  10.7
EBITDA margin .........................................       24.8%          23.7%           5.0%
New Center Packages sold ..............................      3,029          4,576          2,466
New Center Packages backlog end of period (b) .........      1,426          1,725          1,078


--------
(a) Represents results of operations from January 1, 1996 through December 31, 1996 on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements. The pro forma 1996 amount of selling, general and administrative expenses has been adjusted to reflect a reallocation to corporate of certain overhead expenses previously allocated to the Bowling Products segment.
(b) NCP orders included in the backlog are routinely cancelled by customers for a number of reasons, including the unavailability of financing. Accordingly, the Company has experienced, and, especially as a result of economic difficulties experienced by certain markets, expects to continue to experience, the cancellation of a portion of such orders. The backlog as of February 28, 1999 was 865 units, which represents a reduction of 19.8% compared to a backlog of 1,078 units as of December 31, 1998. See " -- Backlog; Recent NCP Sales."

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997. Bowling Products operating revenue decreased $86.8 million, or 29.0%, due to a decrease of $74.6 million, or 45.2%, in NCP revenue, and a decrease of $12.2 million, or 9.1%, in Modernization and Consumer Products revenue. Operating results have been adversely impacted by current economic difficulties in Asia Pacific and other regions which have reduced the level of shipments for NCPs and Modernization and Consumer Products sales. The strong U.S. dollar also unfavorably affected pricing and financial statement translation. During the year ended December 31, 1998, Bowling Products recorded NCP shipments of 2,466 units compared to shipments of 4,576 units for the year ended December 31, 1997. The decrease in Modernization and Consumer Products revenue is primarily due to decreased sales to Asia Pacific customers because of adverse economic conditions and decreased Modernization sales to U.S. customers due to delayed product introductions in 1998. Additionally, a new low-cost competitor has gained new market share in China. See " -- Seasonality and Market Development Cycles" and "Business -- International Operations."

     Gross profit decreased by $60.7 million, or 53.4%. Gross profit margin was 38.0% in 1997 and 24.9% in 1998. Gross profit and gross profit margin declines were primarily a result of lower levels of NCP shipments, the strong U.S. dollar and competitive pricing as discussed above, lower margins on the 1998 Modernization and Consumer Products product mix and unabsorbed fixed overhead resulting from low production levels. See " -- International Operations."

     Bowling Products selling, general and administrative expenses decreased by $0.6 million, or 1.4%, primarily as a result of a profit improvement plan.
The Bowling Products organization was streamlined as part of a cost reduction program in order to further reduce manufacturing, selling, general and administrative expenses to offset the impact of lower sales volume on EBITDA. Savings from the cost reduction programs were partially offset by the increased investment in the first half of 1998 in certain international markets with long-term potential.

     Bowling Products EBITDA decreased $60.1 million, or 84.9%, and EBITDA margin decreased from 23.7% in 1997, to 5.0% in 1998 as a result of the lower revenue and gross profit partially offset by decreased selling, general and administrative expenses discussed above.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996. Bowling Products operating revenue increased $47.2 million, or 18.7%, primarily due to an increase of $44.7 million, or 37.1%, in NCP revenue, and an increase of $1.5 million, or 1.1%, in Modernization and Consumer Products revenue. The increase in NCP revenue was due to an overall increase in NCP sales of 1,547 units which occurred primarily in Asia Pacific, Europe, South America and the Middle East. See " -- Seasonality and Market Development Cycles."

     Gross profit increased by $14.8 million, or 15.0%. Gross profit margin was 39.2% in 1996, on a pro forma basis, and 38.0% in 1997. Competitive pricing pressure in certain markets and higher cost of sales, both experienced in the third and fourth quarter, and unfavorable exchange rates, experienced in certain markets in the fourth quarter, resulted in lower year-to-date margins in 1997. See " -- International Operations."

     Bowling Products selling, general and administrative expenses increased by $6.6 million, or 18.2%, primarily as a result of a $4.3 million increase attributable to payroll and facilities expenses related to opening and staffing certain of the Company's international sales and service offices, and an increase of $3.7 million attributable to advertising and promotion expenses. These increases were offset by a $1.4 million decrease in payroll, facilities and related expenses at U.S. locations.

     EBITDA increased $8.2 million, or 13.1%, and EBITDA margin decreased from 24.8% in 1996, to 23.7% in 1997. The margin decline was impacted by the pricing pressure and unfavorable exchange rates discussed above.


CONSOLIDATED ITEMS


     DEPRECIATION AND AMORTIZATION

     For the year ended December 31, 1998, depreciation and amortization increased by $18.1 million, or 17.7%, over the same period in 1997, primarily attributable to depreciation of property and equipment of centers acquired during 1998 and incremental depreciation expense as a result of capital expenditures.

     For the year ended December 31, 1997, depreciation and amortization increased by $29.0 million, or 39.5%, over the same period in 1996, primarily due to depreciation of property and equipment of centers acquired since May 1996 and incremental depreciation expense as a result of capital expenditures.


     INTEREST EXPENSE

     Gross interest expense decreased by $3.7 million, or 3.1%, in the year ended December 31, 1998 compared with the same period in 1997. Interest savings associated with the reduction of bank debt and the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes with proceeds of AMF Bowling's Initial Public Offering were partially offset by interest incurred on increased levels of bank debt as a result of center acquisitions and the issuance of the Debentures by AMF Bowling on May 12, 1998. See " -- Liquidity" and " -- Capital Resources" for further discussion of the bank debt and the Debentures. Cash interest paid by the Company for the year ended December 1998 totaled $76.5 million, while non-cash bond interest amortization totaled $36.7 million.

     Gross interest expense increased by $12.2 million, or 11.5%, in the year ended December 31, 1997 compared with the same period in 1996, primarily due to interest paid on increased levels of bank debt as a result of center acquisitions. See " -- Liquidity" and " -- Capital Resources." Cash interest paid by the Company for the year ended December 1997 totaled $83.2 million, while non-cash bond interest amortization totaled $33.6 million.


     NET LOSS

     Net loss in the year ended December 31, 1998 was $125.9 million compared to a net loss of $55.6 million in the year ended December 31, 1997. The increase in net loss of $70.3 million was primarily a result of decreases in Bowling Products revenue and EBITDA discussed above and the increase in depreciation expense. Additionally, the Company recorded $8.2 million in equity in loss of joint ventures in the year ended December 31, 1998 compared to a loss of $1.4 million in the year ended December 31, 1997. The Company accounts for its investments in its Hong Leong joint venture and Playcenter joint venture by the equity method. See "Note 16. Joint Ventures" in the Notes to Consolidated Financial Statements. The Company recorded a tax provision of $7.3 million in the year ended December 31, 1998 compared to a tax benefit of $12.8 million in the year ended December 31, 1997.

     Net loss increased $34.1 million, or 158.6%, for the year ended December 31, 1997 compared with the same period in 1996. Increases of $39.9 million in EBITDA discussed above on a segment basis and income tax benefit of $3.9 million were offset by increases of $29.0 million in depreciation and amortization expense, $12.2 million in interest expense, $23.4 million of extraordinary charges recorded in the fourth quarter as described below, $11.9 million in other expenses and $1.4 million of equity in loss of joint ventures.


     The Company incurred after-tax extraordinary charges totaling $23.4 million in the fourth quarter of 1997 as a result of entering into its Third Amended and Restated Credit Agreement (the "Credit Agreement") with its lenders, the premium paid to redeem a portion of the Subsidiary Senior Subordinated Discount Notes with the proceeds of the Initial Public Offering and the write-off of the portion of deferred financing costs attributable to the Subsidiary Senior Subordinated Discount Notes redeemed. See "Note 9. Long-Term Debt" in the Notes to Consolidated Financial Statements and "Selected Quarterly Data" included elsewhere herein.

     Of the $11.9 million increase in other expenses, $3.6 million is attributable to the write down of seven U.S. centers closed in 1997 and three U.S. centers which the Company closed in 1998, $1.6 million is attributable to an increase in losses recorded on sales of property and equipment and $3.0 million represents an increase in losses on foreign exchange transactions. In addition to the increases in these expenses, interest income decreased $3.7 million. Proceeds from the issuance of Subsidiary Notes which were used to partially fund the Acquisition were received by the Company in March 1996, and earned interest income until May 1, 1996, the date of Acquisition.


     INCOME TAXES

     Prior to the Acquisition, certain of the companies within the Predecessor Company elected S corporation status under the Internal Revenue Code of 1986, as amended (the "Code"). Upon consummation of the Acquisition, those companies became taxable corporations under the Code.

     In connection with the Acquisition, the two principal subsidiaries of the Company elected under Section 338(h)(10) of the Code to treat the stock purchase as a deemed asset acquisition for the purposes of U.S. federal income taxes. These elections permitted both of the affiliated companies to revalue their assets to fair market value and treat any amortizable goodwill as tax deductible over 15 years.

     As of December 31, 1998, the Company had net operating losses of approximately $194.5 million which will carry over to future years to offset U.S. taxes. Net operating losses will begin to expire in the year 2011. The Company has recorded a valuation reserve as of December 31, 1998 for $45.6 million related to net operating losses and foreign tax credits. Management believes that there is a risk that certain of these net operating losses and foreign tax credit carryforwards may expire unused and, accordingly, has established a valuation allowance against them.


LIQUIDITY


     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     The Company's primary source of liquidity is cash provided by operations and credit facilities as described below. Working capital on December 31, 1998 was $70.6 million compared to $43.9 million as of December 31, 1997, an increase of $26.7 million. This increase in working capital was primarily attributable to an increase of $8.2 million in inventory balances primarily due to new product introductions and the increase in the number of bowling centers as a result of acquisitions, an increase in $8.4 million in accounts receivable primarily as a result of an increased amount of sales closer to the end of the year in 1998 compared to the same period in 1997 and the timing of payments by customers on new product sales, a decrease of $10.7 million in accounts payable and accrued expenses and a net increase of $7.2 million in other current assets and liabilities. The increase in working capital was offset by a decrease in working capital caused by a decrease of $2.8 million in cash and an increase of $5.0 million in the current portion of long-term debt.

     Net cash flows provided by operating activities were $1.5 million for the year ended December 31, 1998 compared to net cash flows provided of $47.7 million for the year ended December 31, 1997, a decrease of $46.2 million. A decrease of $70.3 million was attributable to the net loss of $125.9 million recorded in the year ended December 31, 1998 compared to a net loss of $55.6 million in the same period of 1997; a decrease of $27.3 million was caused by decreased levels of accounts payable and accrued expenses; a decrease of $6.9 million was attributable to the increase in other assets primarily due to increases in deposits and other assets. These decreases were offset by an increase of $20.0 million attributable to a decrease in the level of deferred taxes; an increase of $16.0 million attributable to lower levels of accounts receivable, an increase of $18.2 million in depreciation and amortization, loss on the sale of property and equipment, net of $4.5 million attributable to the closure of nine bowling centers and the sale of the Company's Swiss bowling center in 1998, an increase of $9.9 million attributable to lower inventory balances resulting from lower Bowling Products sales volumes in 1998; and increased bond amortization of $3.1 million as lower levels of bond amortization resulting from the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes in connection with the Initial Public Offering were offset by bond amortization attributable to the Debentures; a net increase of $3.2 million attributable to changes in other operating activities and an increase in the equity in loss of joint ventures of $6.8 million. Extraordinary items associated with the redemption of debt in 1997 with proceeds from the Initial Public Offering totaled $23.4 million.

     Net cash flows used in investing activities were $242.0 million for the year ended December 31, 1998 compared to net cash flows used of $288.6 million for the year ended December 31, 1997, a decrease of $46.6 million. Bowling Center acquisition spending decreased by $41.2 million and purchases of property and equipment increased by $9.9 million in the year ended December 31, 1998, compared to the same period in 1997. In the year ended December 31, 1998, the Company purchased 83 centers compared to 122 centers in the same period in 1997. Investments in and advances to joint ventures totaled $5.6 million in the year ended December 31, 1998 compared to investments in or advances to joint ventures of $21.3 million in the same period of 1997. Other cash flows provided from investing activities decreased $0.4 million. See "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements and " -- Capital Expenditures" for additional discussion of these investing activities.

     Net cash provided by financing activities was $234.9 million for the year ended December 31, 1998 compared to the net cash provided of $235.7 million for the year ended December 31, 1997, a decrease of $0.8 million. Proceeds from long-term debt increased $297.1 million primarily as a result of the issuance of the Debentures on May 12, 1998 for gross proceeds of approximately $284.1 million less deferred financing costs of $11.1 million. In addition, borrowings under the Credit Agreement increased $24.1 million primarily as a result of funding center acquisitions and working capital. Payments on long-term debt were lower by $2.7 million in 1998 compared to 1997. In the year ended December 31, 1997, $279.1 million was provided from net proceeds of the Initial Public Offering, $36.6 million was provided from additional capital contributions used in part to fund acquisitions and for other corporate purposes. In the year ended December 31, 1997, $14.6 million was used to pay the premium associated with the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes with proceeds from the Initial Public Offering and $0.5 million was used for the repurchase of an officer's shares in connection with the termination of his employment with the Company. See "Note 9. Long-Term Debt," "Note 13. Employee Benefit Plans," and "Note 15. Acquisitions" in the Notes to Condensed Consolidated Financial Statements and " -- Capital Resources."

     As a result of the aforementioned, cash decreased by $2.8 million for the year ended December 31, 1998 compared to a decrease of $7.8 million for the year ended December 31, 1997.

     The net proceeds of the sale of the Debentures discussed above were approximately $273.0 million, of which $249.6 million was used to repay senior bank indebtedness under the Credit Agreement and $23.4 million was used for general corporate purposes. As of December 31, 1998, $163.0 million was outstanding under the Bank Facility (as defined below) and $192.0 million was available for borrowing thereunder primarily for working capital purposes. Effective September 30, 1998, the Company renegotiated certain financial covenants under the Credit Agreement, pursuant to Amendment No. 1 and Waiver to the Credit Agreement (the "Amendment and Waiver"), with respect to the third and fourth quarters of 1998 and the year ended December 31, 1999. The Amendment and Waiver also substantially restricts the Company's ability to borrow to finance acquisitions and places limits on the Company's ability to make capital expenditures, investments and acquisitions. The financial covenants existing prior to the Amendment and Waiver will be reinstated commencing the beginning of 2000. Based on current performance, the Company will not meet the requirements of the financial covenants that will be reinstated.


     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     The following discussion compares AMF Bowling's results for the year ended December 31, 1997 with the period ended December 31, 1996, on an historical basis.

     Net cash flows provided by operating activities were $73.8 million for the period ended December 31, 1996 compared with net cash provided of $47.7 million for the year ended December 31, 1997, a decrease of $26.1 million. Net cash was provided from an increase of $53.1 million in depreciation and amortization as a result of incremental depreciation recorded on bowling center acquisitions and capital expenditures of the Company, an increase of $8.8 million which resulted from amortization of the discount related to the bonds used to partially fund the Acquisition and an increase of $4.0 million attributable to loss recorded on the sale of property and equipment. In 1997, net cash of $1.4 million was provided by the equity in loss of joint ventures and $23.4 million was provided by the after-tax extraordinary charges discussed above. Net cash used resulted from an increase of $36.1 million in net loss, an increase of $19.6 million in the change in accounts receivable primarily resulting from the increased levels of NCP sales compared with the same period in 1996, an increase of $18.8 million in the change in inventory, primarily reflecting the increased backlog of NCP orders to be shipped after December 31, 1997, an increase in the change in other assets of $8.9 million, an increase in the change in net deferred income tax assets of $6.2 million and a decrease of $27.2 million in the change in accounts payable and other liabilities.

     Net cash flows used in investing activities were $1,467.1 million for the period ended December 31, 1996 compared with net cash flows used of $288.6 million for the year ended December 31, 1997. During the period ended December 31, 1996, cash flows used for acquisitions of operating units, net of cash acquired, including the Acquisition, totaled $1,450.9 million, capital spending was $16.9 million and other investing cash flows provided were $0.7 million. During the year ended December 31, 1997, acquisitions of bowling centers totaled $214.8 million, capital spending was $56.7 million, investments in and advances to the Company's Hong Leong joint venture and Playcenter joint venture totaled $21.3 million, and other cash flows provided by investing activities were $4.2 million attributable to proceeds from the sale of property. See "Note 15. Acquisitions" in the "Notes to Consolidated Financial Statements" and " -- Capital Expenditures."

     Net cash provided by financing activities was $1,438.3 million for the period ended December 31, 1996 compared with net cash provided of $235.7 million for the year ended December 31, 1997. During the period ended December 31, 1996, the Company had borrowings, net of deferred financing costs, of $1,059.3 million from debt incurred to finance the Acquisition and from the Acquisition Facility (as defined below), and made payments of $38.9 million on this debt. Additionally, a total of $420.8 million was received as capital contributions by the institutional stockholders of AMF Bowling and certain of its officers and directors. Of the total capital contributed, $380.8 million was for the initial capitalization of the Company and the Acquisition, and $40.0 million was received as additional capital contributions in connection with the acquisition of centers. During 1997, funds were used primarily for the payment of long-term debt totaling $304.6 million, $14.6 million was attributable to the premium paid in connection with the redemption of a portion of the Subsidiary Senior Subordinated Discount Notes discussed above, $0.7 million was attributable to payments on non-compete obligations and $0.5 million was used for the repurchase of an officer's shares in connection with the termination of his employment with the Company. Funds were provided in 1997 by borrowings of long-term debt totaling $240.4 million, $36.6 million of additional capital contributions used in part to fund acquisitions and for other corporate purposes and $279.1 million of net proceeds from the Initial Public Offering. See "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

     As a result of the aforementioned, cash increased by $43.6 million for the period ended December 31, 1996 compared to a decrease of $7.8 million for the year ended December 31, 1997.


CAPITAL RESOURCES

     The Company's total indebtedness is primarily a result of the financing of the Acquisition and the Company's bowling center acquisition program. At December 31, 1998, the Company's debt structure consisted of $583.9 million of senior debt, $250.0 million of Subsidiary Senior Subordinated Notes, $213.2 million of Subsidiary Senior Subordinated Discount Notes, and $296.9 million of Debentures. The Company's senior debt consisted of $418.9 million of term loans, $163.0 million of revolving credit advances under the Bank Facility (as defined below) and $2.0 million represented by one mortgage note. At December 31, 1998, the Company was capitalized with equity of $529.6 million.

     In September 1997, certain stockholders of AMF Bowling purchased an aggregate of 1,780,000 shares of Common Stock for $20.00 per share. The aggregate $35.6 million capital contribution was used to fund acquisitions.

     On November 3, 1997, the Company entered into the Third Amended and Restated Credit Agreement, under which the previously existing acquisition facility (the "Acquisition Facility") and a portion of the previously existing term facilities were converted into a non-amortizing revolving bank facility (the "Bank Facility"), the aggregate size of which was increased to $355.0 million, and a portion of such revolving credit indebtedness was repaid with proceeds of the Initial Public Offering. In 1998, the Company entered into the Amendment and Waiver that amended or waived certain financial covenants of the Credit Agreement and imposed certain restrictions on the Company's operations through December 31, 1999. In addition, for 1999, borrowings to finance acquisitions are substantially restricted and limits have been placed on the Company's ability to make capital expenditures, investments and acquisitions. The Company believes that it will be in compliance with the amended covenants during 1999, but any downturn in the current performance of the Company could result in non-compliance with these financial covenants. The financial covenants existing prior to the amendment will be reinstated in the year beginning 2000. However, based on current performance the Company will not meet the requirements of the financial covenants that will be reinstated. Failure by the Company to comply with its credit agreement covenants could result in an event of default which, if not cured or waived, will have a material adverse effect on the Company. Actual borrowing under the Credit Agreement must meet certain financial tests under the Credit Agreement and the indentures governing the Subsidiary Notes (the "Subsidiary Indentures"). The Company's leverage may adversely affect its ability to meet these tests, and, as a result, to obtain such financing. For the year ended December 31, 1998, additional borrowings under the Bank Facility totaled $264.5 million, of which $249.6 million was repaid from proceeds from the sale of the Debentures, and were used to fund the acquisitions of centers and increases in working capital and for general corporate purposes. As of December 31, 1998, $163.0 million was outstanding and $192.0 million was available for borrowing under the Bank Facility.

     In November 1997, AMF Bowling issued 15,525,000 shares of Common Stock at $19.50 per share pursuant to the Initial Public Offering. The net proceeds of the Initial Public Offering were approximately $279.1 million, after deducting the underwriting discount and expenses payable by AMF Bowling, and were used to repay $150.8 million of indebtedness under the Credit Agreement and to redeem $118.9 million in principal of the Subsidiary Senior Subordinated Discount Notes. See "Note 9. Long-Term Debt" and "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

     On May 12, 1998, AMF Bowling completed the private placement of the Debentures for net proceeds of $273.0 million.

     The Company funded its cash needs through the Bank Facility as well as cash flow from operations and existing cash balances. A substantial portion of the Company's available cash will be applied to service outstanding indebtedness. For the year ended December 31, 1998, the Company incurred cash interest expense of $76.5 million, representing 58.8% of EBITDA of $130.2 million for the year. For the year ended December 31, 1997, the Company incurred cash interest expense of $83.0 million, representing 44.8% of EBITDA of $185.4 million for the year. From the inception date of January 12, 1996 through December 31, 1996, the Company incurred cash interest expense of $53.0 million, representing 55.5% of EBITDA of $95.5 million for the period.

     The Subsidiary Indentures and the Credit Agreement contain financial and operating covenants and significant restrictions on the ability of the Company to pay dividends, incur indebtedness, make investments and take certain other corporate actions. See "Note 9. Long-Term Debt" in the Notes to Consolidated Financial Statements.

     The Company's ability to make scheduled payments of principal of, or to pay interest on, or to refinance its indebtedness depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, including the conditions of the debt and equity markets.


CAPITAL EXPENDITURES

     For the year ended December 31, 1998, the Company's capital expenditures were $66.6 million compared to $56.7 million for the year ended December 31, 1997, an increase of $9.9 million. Bowling Centers capital expenditures increased $12.1 million, which was attributable to the higher number of the Company's centers as a result of the Company's acquisition program; Bowling Products capital expenditures decreased $0.2 million as a result of decreased expenditures on certain new products; expenditures on Company-wide information systems decreased $3.5 million and other expenditures increased $1.5 million.

     For the year ended December 31, 1997, the Company's capital expenditures were $56.7 million (excluding acquisitions) compared with $23.8 million for the year ended December 31, 1996, on a pro forma basis (capital expenditures of the acquired business from January 1, 1996 through December 31, 1996). The increase was primarily due to an ongoing modernization program, information system expenditures and construction of the Chelsea Piers center in New York City.

     The Company conducts an ongoing modernization and maintenance program that results in its centers having upgraded physical plants and generally attractive appearances.

     Bowling Products has relatively modest capital investment requirements, and the Company follows a relatively conservative approach to capital investment. Maintenance and replacement investments have been made when clearly needed, but as close to the end of the useful lives of assets as possible. Investment in new product development has received investment priority and has focused on projects with projected payback periods of one to three years.

     While the Company's intention is to continue its efforts to consolidate the U.S. bowling center industry by purchasing additional bowling centers, the Company recently curtailed its pace of acquisitions so that management can focus on improving financial performance of its current centers. In the near term, however, the Company continues to evaluate acquisitions on a more limited scale. As of February 28, 1999, the Company has no formal commitments to build or acquire centers. The Company has committed to build one Michael Jordan Golf Center in 1999. See "Business -- Business Strategy."

     The Company funded its capital expenditures from cash generated by operations and, with respect to the construction and acquisition of new centers, internally-generated cash, the Bank Facility, and issuances of common equity. See "Note 15. Acquisitions" in the Notes to Consolidated Financial Statements, " -- Liquidity" and " -- Capital Resources."


SEASONALITY AND MARKET DEVELOPMENT CYCLES

     The U.S. bowling center operations are seasonal. The following table sets forth AMF's U.S. constant centers revenue for the last four quarters:



                                               QUARTER ENDING (DOLLARS IN MILLIONS)
                          ------------------------------------------------------------------------------
                           MARCH 31, 1998     JUNE 30, 1998     SEPTEMBER 30, 1998     DECEMBER 31, 1998
                          ----------------   ---------------   --------------------   ------------------
Total Revenue .........       $ 78.0             $ 48.6              $ 46.7                $ 68.6
% of Total ............         32.2%              20.1%               19.3%                 28.4%


     On a consolidated basis, revenue and EBITDA of the Company's businesses are less seasonal and cyclical. The geographic diversity of the Company's bowling centers, which operate across different regions of the U.S. and across ten other countries, has historically decreased the seasonality of the Company's annual cash flows. Although financial performance of Bowling Centers operations is seasonal in nature in many countries, with cash flows typically peaking in the winter months and reaching their lows in the summer months, the geographic diversity of the Company's bowling centers has helped reduce this seasonality as bowling centers in certain countries in which AMF operates exhibit different seasonal sales patterns. In Australia, where AMF has its largest number of international centers, the reversal of seasons relative to the U.S. helps mitigate the seasonality in worldwide operations. AMF's cash flows are further stabilized by the location of many centers in regions where the climates have high average temperatures and high humidity. In the U.S., during the summer months when league bowling is generally less active, bowling centers in the southern U.S. continue to show strong performance. Similarly, in regions with warm summer climates such as Hong Kong and Mexico, where bowling in air-conditioned centers may be more attractive than outdoor activities, bowling centers show strong performance. The increase in U.S. centers attributable to the Company's acquisition program, however, has accentuated the seasonality of financial performance of the Bowling Centers business. See "Note 17. Business Segments" in the Notes to Consolidated Financial Statements.

     Modernization and Consumer Products sales display seasonality. The U.S. market, which is the largest market for Modernization and Consumer Products, is driven by the beginning of league play in the fall of each year. While proprietors purchase Consumer Products throughout the year, they often place larger orders during the summer in preparation for the fall start of leagues. Summer is also often the peak period for modernization equipment. Operators typically sign purchase orders for modernization equipment during the first four months of the year after they receive winter league revenue indications. Equipment is then shipped and installed during the summer when leagues are generally less active. However, sales of some modernization equipment such as automatic scoring and synthetic lanes are less predictable and fluctuate from year to year because of the longer life cycle of these major products.

     The NCP category of bowling products experiences significant fluctuations due to changes in demand for NCPs as certain markets experience high growth followed by market maturity, at which time sales to that market decline, sometimes rapidly. Market cycles for individual countries have, in the past, spanned several years, with periods of high demand for several markets (e.g., South Korea and Taiwan) which, in the Company's experience, last five years or more. Current economic difficulties in Asia Pacific and other regions have resulted in the reduction in shipments and backlog for NCPs. See " -- Backlog; Recent NCP Sales."


INTERNATIONAL OPERATIONS

     The Company's international operations are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs and tariffs, value added taxes and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales or on its results of operations.

     AMF has a history of operating in a number of international markets, in some cases, for over 30 years. As in the case of other U.S.-based manufacturers with export sales, local currency devaluation increases the cost of the Company's bowling equipment in those markets. As a result, a strengthening U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods.

     Economic difficulties in Asia Pacific and other regions contributed to a reduction in the level of shipments for NCPs. The limited availability of financing for customers to construct new bowling centers also contributed to the reduction of orders. As of December 31, 1998, the NCP backlog was 1,078 which is a reduction of 37.5% compared to December 31, 1997. As of February 28, 1999, the NCP backlog was 865, which is a 19.8% reduction compared to December 31, 1998 and a 49.9% reduction compared to December 31, 1997.

     NCP unit sales to China, Japan and other Asia Pacific markets represented 52.8% for the year ended December 31, 1998 compared to 72.7% for the year ended December 31, 1997. NCP unit backlog related to China, Japan and other Asia Pacific markets represented 70.6% of total NCP unit backlog at February 28, 1999 compared to 74.2% at December 31, 1998 and 70.4% at December 31, 1997.

     Foreign currency exchange rates can also affect the translation of operating results from international bowling centers. For the years ended December 31, 1998 and 1997, revenue of international bowling centers represented 15.6% and 14.6% of consolidated results, respectively. For the years ended December 31, 1998 and 1997, EBITDA of international bowling centers represented 24.3% and 16.0% of consolidated results, respectively.

     In December 1996, China extended through June 1997 the concession allowing foreign investment enterprises to import capital equipment without customs duty or VAT. From July 1997 to approximately June 1998, there was sporadic enforcement of the new policy requiring full customs duty and VAT. In addition, the nominal customs duty rate for bowling equipment was cut by approximately 50% in 1997. Purchasers of bowling equipment used import facilitators throughout this period to import at favorable duty and VAT rates.

     In approximately July 1998, China significantly strengthened its import restrictions and virtually eliminated the customs duty-free and VAT-free importation of new and used capital goods. In the second half of 1998, the customs authorities also began stringently enforcing a new policy passed without advance notice in early 1998 forbidding the importation of used capital equipment without permits. Permits for the importation of used bowling equipment have proven quite difficult to obtain. During the second half of 1998 and the beginning of 1999, AMF customers used facilitators for importing AMF equipment, but they have done so primarily as a vehicle for purchasing the equipment in local currency and not as a means to reduce customs duties and VAT.

     Local Chinese companies are not subject to the same restrictions. In 1997, a Chinese company, Shanghai Zhonglu Industrial Co., Ltd., began production of locally-manufactured low-end bowling equipment and has experienced significant acceptance by local customers. This equipment is not subject to the customs duties that affect imported equipment.


BACKLOG; RECENT NCP SALES

     The total backlog of NCPs was 1,078 units as of December 31, 1998, representing a reduction of 37.5% compared to 1,725 units as of December 31, 1997. As of February 28,1999, the NCP backlog was 865, which is a 19.8% reduction compared to December 31, 1998 and a 49.9% reduction compared to December 31, 1997. It is expected that NCP backlog will continue for the foreseeable future at levels which are substantially lower than those experienced in 1997. NCP orders included in the backlog are routinely cancelled by customers for a number of reasons including unavailability of financing. Accordingly, the Company has experienced, and, in large part as a result of economic difficulties experienced by certain markets, particularly in the Asia Pacific region, expects to continue to experience, the cancellation of a portion of its NCP orders. NCP sales for the year ended December 31, 1998 totaled $90.5 million, a 45.2% decrease from the same period in 1997. NCP shipments were 2,466 units for the year ended December 31, 1998, representing a reduction of 46.1% compared to shipments of 4,576 units for the year ended December 31, 1997, which was largely attributable to the recent economic difficulties in the Asia Pacific region. See " -- Seasonality and Market Development Cycles" and " -- International Operations."

     NCP sales for the year ended December 31, 1997 totaled $165.1 million, a 37.1% increase over the same period in 1996. Management believes that the significant increase was attributable to the market development and sales programs implemented in mid-1996 which were designed to increase NCP sales activity in certain markets around the world.


IMPACT OF INFLATION

     There was no significant impact on the Company's operations as a result of inflation during the years ended December 31, 1998 and 1997 and for the period ended December 31, 1996.


RECENT ACCOUNTING PRONOUNCEMENTS

     Effective for the fiscal year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." Adoption of these standards did not have a material impact on the Company's financial position or results of operations. See "Note 2. Significant Accounting Policies -- Comprehensive Income" in the Notes to Consolidated Financial Statements regarding adoption of SFAS No. 130.

     Effective for the fiscal year ended December 31, 1999, the Company is required to adopt Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Effective for the quarter ended March 31, 2000, the Company is required to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect that adoption of these standards will have a material impact on the Company's financial position or results of operations.


YEAR 2000 ISSUE

     YEAR 2000

     Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the Year 2000 as "00" and may assume that the year is 1900 rather than 2000. This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures, and is in the process of preparing for the Year 2000.

     The Company has evaluated its Year 2000 risk in three separate categories: information technology systems ("IT"), non-IT systems ("Non-IT") and material third party relationships ("Third Party Risk"). The Company has developed a plan in which the risks in each of these categories are being reviewed and addressed by the appropriate level of management as follows:

     IT. The Company has a number of financial, retail and operational systems worldwide. The retail systems in many of its bowling centers are already Year 2000 compliant. The Company is in the process of installing corrective measures for those bowling centers that are not compliant and expects this effort to be complete by the third quarter of 1999. The Company is installing new financial and operational systems at several locations. In connection with this effort, system programs have been designed so that the Year 2000 will be recognized as a valid date and will not affect the processing of date-sensitive information. The financial and operational systems have already been installed for U.S. Bowling Centers and at the corporate level. The effort will be complete for Bowling Products locations before year-end. Several locations have existing systems that are being upgraded for Year 2000 compliance, which will be completed by the end of the second quarter of 1999. For the years ended December 31, 1997 and 1998, the Company spent approximately $12.6 million and $4.1 million, respectively, on systems that are designed to be Year 2000 compliant. The Company expects to spend an additional $7.6 million to complete the installation. These costs include normal system software and equipment upgrades or replacements which the Company anticipated incurring and budgeted in the normal course of business, separate from the Year 2000 issue.

     NON-IT. Non-IT systems involve embedded technologies, such as microcontrollers or microprocessors. Examples of Non-IT systems include telephones, security systems and computer-controlled manufacturing equipment. The Company sells automatic scoring that is computerized and has developed a software program at a cost to the Company of approximately $50,000 that will address the Year 2000 issue in its automatic scoring. This software will be made available to customers with service contracts at no cost and will be sold to customers without service contracts. To date, management believes the Company's Non-IT risks are minimal. For the most part, costs of addressing Non-IT risks are included in normal upgrade and replacement expenditures which were planned outside of the Company's Year 2000 review.

     THIRD PARTY RISK. The Company's review of its Third Party Risk includes detailed reviews of critical relationships with vendors and certain business partners. The Company is monitoring and assessing the progress of its vendors and certain business partners to determine whether they will be able to successfully interact with the Company in the Year 2000. The Company has contacted and received oral or written responses from at least half of its critical vendors, all of which are in various stages of addressing the Year 2000 issue, and is currently awaiting response from the remainder of its critical vendors.

     If the steps taken by the Company and its vendors and certain business partners to be Year 2000 compliant are not successful, the Company could experience various operational difficulties. These could include, among other things, processing transactions to an incorrect accounting period, difficulties in posting general ledger interfaces and lapse of certain services by vendors to the Bowling Centers operations. If the Company's plan to install new systems which effectively address the Year 2000 issue is not successfully or timely implemented, the Company may need to devote more resources to the process and additional costs may be incurred. The Company believes that the Year 2000 issue is being appropriately addressed through the implementation of these new systems and software development and by its critical vendors and certain business partners and does not expect the Year 2000 issue to have a material adverse impact on the financial position, results of operations or cash flows of the Company in future periods. However, should the remaining review of the Company's Year 2000 risks reveal potentially non-compliant computer systems or material third parties, contingency plans will be developed at that time.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


INDEX
FINANCIAL STATEMENTS


AMF BOWLING, INC. AND SUBSIDIARIES
o Report of Independent Public Accountants ..................................................  26
o Consolidated Balance Sheets as of December 31, 1998 and 1997 ..............................  27
o Consolidated Statements of Operations for the Years Ended December 31, 1998, 1997,
    and the Period Ended December 31, 1996 ..................................................  28
o Consolidated Statements of Cash Flows for the Years Ended December 31, 1998 and 1997,
    and the Period Ended December 31, 1996 ..................................................  29
o Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1998
    and 1997, and the Period Ended December 31, 1996 ........................................  30
o Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 1998
    and 1997, and the Period Ended December 31, 1996 ........................................  31
o Notes to Consolidated Financial Statements ................................................  32

AMF BOWLING, INC. AND SUBSIDIARIES
o Selected Quarterly Data (unaudited) .......................................................  64

AMF BOWLING GROUP (PREDECESSOR COMPANY)
o Report of Independent Accountants .........................................................  65
o Combined Balance Sheet as of April 30, 1996 ...............................................  66
o Combined Statement of Operations for the Four Months Ended April 30, 1996 .................  67
o Combined Statement of Cash Flows for the Four Months Ended April 30, 1996 .................  68
o Combined Statement of Changes in Stockholders' Equity for the Four Months
     Ended April 30, 1996....................................................................  69
o Notes to Combined Financial Statements ....................................................  70

FINANCIAL STATEMENT SCHEDULES

AMF BOWLING, INC.
o Report of Independent Public Accountants on Schedule I ....................................  99
o Schedule I -- Condensed Financial Information of AMF Bowling, Inc ......................... 100

AMF BOWLING GROUP (PREDECESSOR COMPANY)
o Schedule II -- Valuation and Qualifying Accounts and Reserves ............................. 104


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
AMF BOWLING, INC.:


     We have audited the accompanying consolidated balance sheets of AMF Bowling, Inc. (a Delaware corporation) and subsidiaries as of December 31,
1998 and 1997, and the related consolidated statements of operations, cash flows, stockholders' equity and comprehensive loss for the years ended December 31, 1998 and 1997, and the period from inception (January 12, 1996) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMF Bowling, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, and the period from inception (January 12, 1996) through December 31, 1996, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP



Richmond, Virginia
February 19, 1999

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)


                                                                                                   AS OF DECEMBER 31,
                                                                                             -------------------------------
                                                                                                  1998             1997
                                                                                             --------------   --------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ...............................................................    $    33,002      $    35,790
 Accounts and notes receivable, net of allowance for doubtful accounts of $6,492 and               82,435           73,991
  $5,012, respectively
 Inventories .............................................................................         64,735           56,568
 Deferred taxes and other ................................................................         23,960           17,049
                                                                                              -----------      -----------
  TOTAL CURRENT ASSETS ...................................................................        204,132          183,398
Property and equipment, net ..............................................................        873,985          750,885
Leasehold interests, net .................................................................         42,863           47,180
Deferred financing costs, net ............................................................         27,787           18,911
Goodwill, net ............................................................................        772,744          772,348
Investments in and advances to joint ventures ............................................         17,436           19,999
Other assets .............................................................................         41,027           39,331
                                                                                              -----------      -----------
  TOTAL ASSETS ...........................................................................    $ 1,979,974      $ 1,832,052
                                                                                              ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ........................................................................    $    33,912      $    41,583
 Accrued expenses ........................................................................         61,809           64,865
 Income taxes payable ....................................................................          5,389            5,644
 Current portion of long-term debt .......................................................         32,375           27,376
                                                                                              -----------      -----------
  TOTAL CURRENT LIABILITIES ..............................................................        133,485          139,468
Long-term debt, less current portion .....................................................      1,311,589        1,033,223
Other long-term liabilities ..............................................................          5,265            5,333
                                                                                              -----------      -----------
  TOTAL LIABILITIES ......................................................................      1,450,339        1,178,024
                                                                                              -----------      -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common stock (par value $.01 per share, 200,000,000 shares authorized, 59,747,550 and
  59,630,000, issued and outstanding, respectively) ......................................            597              596
 Paid-in capital .........................................................................        749,305          748,053
 Retained deficit ........................................................................       (200,942)         (75,048)
 Foreign currency translation adjustment .................................................        (19,325)         (19,573)
                                                                                              -----------      -----------
   TOTAL STOCKHOLDERS' EQUITY ............................................................        529,635          654,028
                                                                                              -----------      -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ............................................    $ 1,979,974      $ 1,832,052
                                                                                              ===========      ===========


                 The accompanying notes are an integral part of
                       these consolidated balance sheets.

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)


                                                                                 YEAR ENDED DECEMBER 31,         PERIOD ENDED
                                                                             --------------------------------    DECEMBER 31,
                                                                                   1998             1997           1996 (a)
                                                                             ---------------   --------------   -------------
OPERATING REVENUE ........................................................     $   738,113       $  713,668      $  384,809
                                                                               -----------       ----------      ----------
OPERATING EXPENSES:
 Cost of goods sold ......................................................         202,224          212,544         130,542
 Bowling center operating expenses .......................................         335,705          251,206         123,673
 Selling, general, and administrative expenses ...........................          70,015           64,546          35,070
 Depreciation and amortization ...........................................         120,637          102,447          49,386
                                                                               -----------       ----------      ----------
  Total operating expenses ...............................................         728,581          630,743         338,671
                                                                               -----------       ----------      ----------
  Operating income .......................................................           9,532           82,925          46,138
NONOPERATING EXPENSES (INCOME):
 Interest expense ........................................................         114,662          118,385          77,990
 Other expenses, net .....................................................           7,655           10,106           1,912
 Interest income .........................................................          (2,392)          (1,954)         (5,748)
                                                                               -----------       ----------      ----------
  Total nonoperating expenses ............................................         119,925          126,537          74,154
                                                                               -----------       ----------      ----------
 Loss before income taxes ................................................        (110,393)         (43,612)        (28,016)
 Provision (benefit) for income taxes ....................................           7,294          (12,776)         (8,532)
                                                                               -----------       ----------      ----------
 Net loss before equity in loss of joint ventures and extraordinary items         (117,687)         (30,836)        (19,484)
 Equity in loss of joint ventures ........................................          (8,207)          (1,362)             --
                                                                               -----------       ----------      ----------
 Net loss before extraordinary items .....................................        (125,894)         (32,198)        (19,484)
 Extraordinary items, net of tax of $12,778 ..............................              --          (23,366)             --
                                                                               -----------       ----------      ----------
 Net loss ................................................................     $  (125,894)      $  (55,564)     $  (19,484)
                                                                               ===========       ==========      ==========
NET LOSS PER SHARE, BASIC AND DILUTED:
 Net loss per share before extraordinary items ...........................     $     (2.11)      $    (0.71)     $    (0.49)
 Per share effect of extraordinary items .................................              --          (  0.52)             --
                                                                               -----------       ----------      ----------
 Net loss per share ......................................................     $     (2.11)      $    (1.23)     $    (0.49)
                                                                               ===========       ==========      ==========
 Weighted average shares outstanding .....................................          59,717           45,249          39,713
                                                                               ===========       ==========      ==========

--------
(a) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes results of operations of the acquired business from May 1, 1996 through December 31, 1996.


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


                                                                                      YEAR ENDED DECEMBER 31,       PERIOD ENDED
                                                                                   ------------------------------   DECEMBER 31,
                                                                                         1998           1997          1996 (a)
                                                                                   --------------- -------------- ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ........................................................................   $  (125,894)    $  (55,564)   $    (19,484)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization ..................................................       120,637        102,447          49,386
  Equity in loss of joint ventures ...............................................         8,207          1,362              --
  Extraordinary items, net of tax ................................................            --         23,366              --
  Deferred income taxes ..........................................................          (243)       (20,221)        (14,040)
  Amortization of bond discount ..................................................        36,697         33,562          24,731
  Loss on the sale of property and equipment, net ................................         8,948          4,446             408
  CHANGES IN ASSETS AND LIABILITIES:
   Accounts and notes receivable, net ............................................       (10,153)       (26,093)         (6,504)
   Inventories ...................................................................        (7,069)       (16,971)          1,862
   Other assets ..................................................................       (19,852)       (12,897)         (4,010)
   Accounts payable and accrued expenses .........................................        (9,531)        17,782          21,930
   Income taxes payable ..........................................................          (214)           602             417
   Other long-term liabilities ...................................................           (73)        (4,089)         19,135
                                                                                     -----------     ----------    ------------

Net cash provided by operating activities ........................................         1,460         47,732          73,831
                                                                                     -----------     ----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of operating units, net of cash acquired ...........................      (173,492)      (214,761)     (1,450,928)
 Investments in and advances to joint ventures ...................................        (5,643)       (21,361)             --
 Purchases of property and equipment .............................................       (66,639)       (56,703)        (16,941)
 Proceeds from the sale of property and equipment ................................         3,811          4,180             754
                                                                                     -----------     ----------    ------------
  Net cash used in investing activities ..........................................      (241,963)      (288,645)     (1,467,115)
                                                                                     -----------     ----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing costs ...................       537,510        240,406       1,059,277
 Payment on long-term debt .......................................................      (301,985)      (304,621)        (38,875)
 Prepayment penalty ..............................................................            --        (14,571)             --
 Capital contributions ...........................................................            --         36,600         420,750
 Net proceeds from issuance of shares ............................................            44        279,071              --
 Repurchase of shares ............................................................            --           (500)             --
 Noncompete obligations ..........................................................          (677)          (647)         (2,892)
                                                                                     -----------     ----------    ------------
  Net cash provided by financing activities ......................................       234,892        235,738       1,438,260
                                                                                     -----------     ----------    ------------
  Effect of exchange rates on cash ...............................................         2,823         (2,603)         (1,408)
                                                                                     -----------     ----------    ------------
  Net (decrease) increase in cash ................................................        (2,788)        (7,778)         43,568
  Cash and cash equivalents at beginning of period ...............................        35,790         43,568              --
                                                                                     -----------     ----------    ------------
  Cash and cash equivalents at end of period .....................................   $    33,002     $   35,790    $     43,568
                                                                                     ===========     ==========    ============

--------
(a) For the period from the inception date of January 12, 1996, through December 31, 1996, which includes the cash flows of the acquired business from May 1, 1996 through December 31, 1996.


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

                                                                                                        FOREIGN
                                                   COMMON                                               CURRENCY        TOTAL
                                                   SHARES       COMMON      PAID-IN      RETAINED     TRANSLATION   STOCKHOLDERS'
                                                OUTSTANDING     STOCK       CAPITAL      DEFICIT       ADJUSTMENT      EQUITY
                                               ------------- ----------- --------------------------- ------------- --------------
Balance January 12, 1996 .....................          --      $ --       $      --   $        --    $       --     $       --
 Initial Capitalization ......................  38,375,000       384         389,066            --            --        389,450
 Capital contribution by stockholders ........   4,000,000        40          39,960            --            --         40,000
 Net loss ....................................          --        --              --       (19,484)           --        (19,484)
 Foreign currency translation adjustment .....          --        --              --            --        (1,151)        (1,151)
                                                ----------      ----       ---------   -----------    ----------     ----------
Balance December 31, 1996 ....................  42,375,000       424         429,026       (19,484)       (1,151)       408,815
                                                ----------      ----       ---------   -----------    ----------     ----------
 Capital contribution by stockholders ........   1,780,000        18          35,582            --            --         35,600
 Issuance of stock and stock options .........     100,000         1           5,027            --            --          5,028
 Initial public offering of common stock .....  15,525,000       155         278,916            --            --        279,071
 Repurchase of common stock ..................    (150,000)         (2)         (498)           --            --           (500)
 Net loss ....................................          --        --              --       (55,564)           --        (55,564)
 Foreign currency translation adjustment .....          --        --              --            --       (18,422)       (18,422)
                                                ----------      ------     ---------   -----------    ----------     ----------
Balance December 31, 1997 ....................  59,630,000       596         748,053       (75,048)      (19,573)       654,028
                                                ----------      ------     ---------   -----------    ----------     ----------
 Issuance of stock and stock options .........     117,550         1           1,252            --            --          1,253
 Net loss ....................................          --        --              --      (125,894)           --       (125,894)
 Foreign currency translation adjustment .....          --        --              --            --           248            248
                                                ----------      ------     ---------   -----------    ----------     ----------
Balance December 31, 1998 ....................  59,747,550     $ 597       $ 749,305   $  (200,942)   $  (19,325)    $  529,635
                                                ==========      ======     =========   ===========    ==========     ==========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

AMF BOWLING, INC. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)


                                                         YEAR ENDED DECEMBER 31,         PERIOD ENDED
                                                     --------------------------------    DECEMBER 31,
                                                           1998             1997           1996 (a)
                                                     ---------------   --------------   -------------

Net Loss .........................................     $  (125,894)      $  (55,564)     $  (19,484)
Foreign currency translation adjustment ..........             248          (18,422)         (1,151)
                                                       -----------       ----------      ----------
Total comprehensive loss .........................     $  (125,646)      $  (73,986)     $  (20,635)
                                                       ===========       ==========      ==========

--------
(a) For the period from the inception date of January 12, 1996, through December 31, 1996, which includes the cash flows of the acquired business from May 1, 1996 through December 31, 1996.


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION
     AMF Bowling, Inc. ("AMF Bowling") and its subsidiaries (collectively, the "Company" or "AMF") are principally engaged in two business segments: (i) the ownership or operation of bowling centers, consisting of 421 U.S. bowling centers and 124 international bowling centers ("Bowling Centers"), including 15 joint venture centers described in "Note 16. Joint Ventures," as of December 31, 1998, and (ii) the manufacture and sale of bowling equipment such as automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, certain spare parts, and the resale of allied products such as bowling balls, bags, shoes, and certain other spare parts ("Bowling Products"). The principal markets for bowling equipment are U.S. and international independent bowling center operators.

     AMF Bowling Worldwide, Inc., ("Bowling Worldwide"), is a wholly-owned subsidiary of AMF Group Holdings Inc. ("AMF Group Holdings"). AMF Group Holdings is a wholly-owned subsidiary of AMF Bowling. AMF Group Holdings and Bowling Worldwide are Delaware corporations organized by GS Capital Partners II, L.P., and certain other investment funds (collectively, "GSCP") affiliated with Goldman, Sachs & Co. ("Goldman Sachs"), to effect the Acquisition (described below). AMF Bowling and AMF Group Holdings are holding companies. The principal assets in each are comprised of investments in subsidiaries.

     Pursuant to a Stock Purchase Agreement dated February 16, 1996, between AMF Group Holdings and the stockholders (the "Prior Owners") of AMF Bowling Group (the "Predecessor Company"), on May 1, 1996 (the "Closing Date"), AMF Group Holdings acquired the Predecessor Company through a stock purchase by AMF Group Holdings' subsidiaries of all the outstanding stock of the separate domestic and foreign corporations that constituted substantially all of the Predecessor Company and through the purchase of certain of the assets of the Predecessor Company's bowling center operations in Spain and Switzerland (the "Acquisition").

     The purchase price for the Acquisition was approximately $1.37 billion. The Acquisition was accounted for by the purchase method of accounting, pursuant to which the purchase price was allocated among the acquired assets and liabilities in accordance with estimates of fair market value on the date of Acquisition. The Acquisition was funded with $380.8 million of contributed capital, and $1.015 billion of debt, including bank debt and senior subordinated notes and discount notes. The purchase price included $8.7 million which represented warrants to purchase 870,000 shares of AMF Bowling common stock, par value $.01 per share ("Common Stock"), which were issued on the Closing Date to The Goldman Sachs Group, L.P., an affiliate of Goldman Sachs. See "Note 9. Long-Term Debt." See also "Note 14. Supplemental Disclosures to the Consolidated Statements of Cash Flows" which presents the components of the purchase price allocation.


NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
     The results of operations for the years ended December 31, 1998 and 1997, reflect the results of the Company from January 1, 1998 ("1998") and 1997 ("1997"), respectively. The results of operations for the period ended December 31, 1996, reflect the results of the Company since the inception date of January 12, 1996, and the subsidiaries acquired as of May 1, 1996, from the Predecessor Company ("1996"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements. All dollar amounts are in thousands, except where otherwise indicated.


JOINT VENTURES

     Investments in joint ventures are accounted for under the equity method. These investments are managed as part of the Company's Bowling Centers segment operations, and the Company's share of joint venture earnings is included in earnings for the Bowling Centers segment. See "Note 16. Joint Ventures."


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The more significant estimates made by management include allowances for obsolete inventory, uncollectible accounts receivable, realization of goodwill, deferred taxes and other deferred assets, litigation and claims, product warranty costs, and self-insurance costs. Actual results could differ from those estimates.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued

REVENUE RECOGNITION

     For Bowling Products, revenue is generally recognized at the time the products are shipped. For larger contract orders, Bowling Products generally requires that customers submit a deposit as a condition of accepting the order. For a significant portion of international sales, Bowling Products generally requires the customer to obtain a letter of credit prior to shipment.


WARRANTY COSTS

     Bowling Products warrants all new products for certain periods up to one year. Bowling Products charges to income an estimated amount for future warranty obligations, and also offers customers the option to purchase extended warranties on certain products. Warranty expense aggregated $5,391 for 1998, $3,007 for 1997 and $4,471 for 1996, and is included in cost of goods sold in the accompanying consolidated statements of operations.


CASH AND CASH EQUIVALENTS

     The Company classifies all highly liquid fixed-income investments purchased with an original maturity of three months or less as cash equivalents.


INVENTORIES

     Bowling Products' inventory is valued at the lower of cost or market, cost being determined using the first-in, first-out ("FIFO") method. Bowling Centers' inventory is valued at the lower of cost or market, with the cost being determined using the average cost method (see "Note 4").

LONG-LIVED ASSETS

     The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset.


PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Expenditures for maintenance and repairs which do not improve or extend the life of an asset are charged to expense as incurred; major renewals or betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation are removed from property and equipment, and any gain or loss is recognized.

     Property and equipment are depreciated over their estimated useful lives using the straight-line method. Estimated useful lives of property and equipment are as follows:



  Buildings and improvements        5 -40 years
  Leasehold improvements            lesser of the estimated useful life or term of the lease
  Bowling and related equipment     5 -10 years
  Manufacturing equipment           2 -7 years
  Furniture and fixtures            3 -8 years


GOODWILL

     As a result of the Acquisition and subsequent purchases of bowling centers discussed in "Note 15. Acquisitions," and in accordance with the purchase method of accounting used for all acquisitions, the Company recorded goodwill representing the excess of the purchase price over the allocation among the acquired assets and liabilities in accordance with estimates of fair market value on the dates of acquisition. Goodwill is being amortized over 40 years. Amortization expense was $20,403 in 1998, $19,827 in 1997 and $13,070 in 1996.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued
        LEASEHOLD INTERESTS

     Leasehold interests are presented net of accumulated amortization and represent favorable lease terms which are comprised of the difference between amounts due under the contractual lease rate compared to the market rate for that lease. Leasehold interests are being amortized over the life of each lease. Amortization expense was $4,500 in 1998, $11,735 in 1997 and $1,135 in 1996.


INCOME TAXES

     The U.S. and international subsidiaries of AMF Bowling are taxable corporations under the Internal Revenue Code ("IRC"). Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences on future years of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.


RESEARCH AND DEVELOPMENT COSTS

     Expenditures relating to the development of new products, including significant improvements and refinements to existing products, are expensed as incurred. Amounts charged against income were approximately $121 in 1998, $922 in 1997 and $1,312 in 1996, and are included in cost of goods sold in the accompanying consolidated statements of operations.


ADVERTISING COSTS

     Costs incurred for producing and communicating advertising are expensed when incurred. The amounts charged against income were approximately $33,432 in 1998, $21,642 in 1997 and $9,299 in 1996, with $20,571, $12,768 and $5,932, respectively, included in bowling center operating expenses for Bowling Centers, and $12,861, $8,856 and $3,367, respectively, included in selling, general and administrative expenses for Bowling Products and Corporate in the accompanying consolidated statements of operations.


EARNINGS PER SHARE

     Basic and diluted net loss per share is calculated based on the actual weighted average shares outstanding. Outstanding stock options and warrants are not considered as their effect is antidilutive. See "Note 12. Stockholders' Equity" and "Note 13. Employee Benefit Plans."


FOREIGN CURRENCY TRANSLATION

     All assets and liabilities of AMF Bowling's international operations are translated from foreign currencies into U.S. dollars at year-end exchange rates. Adjustments resulting from the translation of financial statements of international operations into U.S. dollars are included in the foreign currency translation adjustment on the accompanying consolidated balance sheets. Revenue and expenses of international operations are translated using average exchange rates that existed during the year and reflect currency exchange gains and losses resulting from transactions conducted in other than local currencies. Transactions in foreign currencies resulted in net gains of $2,450 for 1998, net losses of $3,537 for 1997 and net losses of $488 for 1996 and are included in other expenses in the accompanying consolidated statements of operations.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of financial instruments, including cash and cash equivalents and short-term debt, approximate fair value at December 31, 1998 and 1997, because of the short maturity of these instruments. At December 31, 1998 and 1997, fair value of the interest rate cap agreements (to reduce the interest rate risk of its floating rate debt) was approximately $8 and zero, respectively. The interest rate cap agreements are valued using the estimated amount that the Company would receive to terminate the cap agreements as of December 31, 1998 and 1997, based on a quote from the counterparty, taking into account current interest rates and the credit worthiness of the counterparty. The Company has no intention of terminating the cap agreements. The fair value of the term facilities under the Bank Debt, as defined in "Note 9. Long-Term Debt," at December 31, 1998 and 1997, was approximately $376,988 and $467,361, respectively, based on the trading value at December 31, 1998 and 1997. The fair value of the Subsidiary Senior Subordinated Notes and Subsidiary Senior Subordinated Discount Notes, as defined in "Note 9. Long-Term Debt," at December 31, 1998 and 1997, was approximately $354,005 and $493,551, respectively, based on the trading value at December 31, 1998 and 1997. The fair value of the Debentures, as defined in "Note 9. Long-Term Debt," at December 31, 1998, was approximately $136,463 based on the trading value at December 31, 1998.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued
NONCOMPETE AGREEMENTS

     The Company has noncompete agreements with various individuals. The assets are recorded at cost or at the present value of payments to be made under these agreements, discounted at annual rates ranging from 8 percent to 10 percent. The assets are included in other assets on the accompanying consolidated balance sheets and are amortized on a straight-line basis over the terms of the agreements. Noncompete obligations at December 31, 1998 and 1997, net of accumulated amortization, totaled approximately $3,629 and $3,171, respectively. Annual maturities on noncompete obligations as of December 31, 1998, are as follows: 1999 -- $1,236; 2000 -- $945; 2001 -- $238; 2002 -- $195;
2003 -- $195; thereafter -- $820


SELF-INSURANCE PROGRAMS

     The Company is self-insured up to certain levels for general and product liability, workers' compensation, certain health care coverage, and property damage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. The Company has recorded an estimated amount to cover known claims and claims incurred but not reported as of December 31, 1998 and 1997, which is included in accrued expenses in the accompanying consolidated balance sheets.


COMPREHENSIVE INCOME

     For 1998, 1997 and 1996, comprehensive income represents net loss and the change in foreign currency translation adjustment. Accumulated other comprehensive income consists of the accumulated foreign currency translation adjustment on the accompanying consolidated balance sheets and statements 35 of stockholders' equity.


NOTE 3. PRO FORMA RESULTS OF OPERATIONS

     Pro forma statements of operations are presented on the following pages for the year ended December 31, 1996 as if the Acquisition had occurred on January 1, 1996. AMF Bowling's unaudited pro forma statement of income for the twelve months ended December 31, 1996 is based on the Predecessor Company's statement of operations for the four-month period ending April 30, 1996, reported elsewhere in this report, AMF Bowling's statement of operations for the period ended December 31, 1996, and adjustments giving effect to the Acquisition under the purchase method of accounting as described in the notes below. The pro forma results are for illustrative purposes only and do not purport to be indicative of the actual results which occurred, nor are they indicative of future results of operations.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 3. PRO FORMA RESULTS OF OPERATIONS continued

      PRO FORMA RESULTS OF OPERATIONS (IN MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)




                                                                                                                   PRO FORMA
                                                            HISTORICAL    PREDECESSOR                                 AMF
                                                               AMF          COMPANY                              BOWLING, INC.
                                                          BOWLING, INC.   FOUR MONTHS                            TWELVE MONTHS
                                                           PERIOD ENDED      ENDED             PRO FORMA             ENDED
                                                           12/31/96 (a)     4/30/96           ADJUSTMENTS          12/31/96
                                                         --------------- ------------- ------------------------ --------------
Operating revenue:                                          $  384.8       $  164.9         $     (0.8) (b)       $  548.9
                                                            --------       --------         ----------            --------
Operating expenses:
 Cost of goods sold ....................................       130.5           43.1                 --               173.6
 Bowling center operating expenses .....................       123.7           80.2              (25.1) (b)(c)       178.8
 Selling, general, and administrative expenses .........        35.1           35.5              (19.6) (b)(c)        51.0
 Depreciation and amortization .........................        49.4           15.1                9.0  (d)           73.5
                                                            --------       --------         ----------            --------
  Total operating expenses .............................       338.7          173.9              (35.7)              476.9
                                                            --------       --------         ----------            --------
  Operating income (loss) ..............................        46.1           (9.0)              34.9                72.0
Nonoperating expenses:
 Interest expense ......................................        78.0            4.5               23.7 (e)           106.2
 Other expenses, net ...................................         1.9            0.7                 --                 2.6
 Interest income .......................................        (5.8)          (0.6)                --                (6.4)
                                                            --------       --------         ----------            ---------
Income (loss) before income taxes ......................       (28.0)         (13.6)              11.2               (30.4)
Provision (benefit) for income taxes ...................        (8.5)          (1.7)               1.3 (f)            (8.9)
                                                            --------       --------         ----------            ---------
Net income (loss) ......................................   $   (19.5)     $   (11.9)        $      9.9            $  (21.5)
                                                           =========      =========         ==========            =========
Net loss per share, basic and diluted ..................                                                          $  (0.55)
                                                                                                                 ==========

--------
(a) For the period from the inception date of January 12, 1996 through December 31, 1996, which includes results of operations of the acquired business from May 1, 1996 through December 31, 1996.
(b) To reflect the impact of AMF Group Holdings not acquiring in the Acquisition the operations of one bowling center in Switzerland and one bowling center in Spain.
(c) To eliminate a one-time charge of $44.0 million for special bonuses and payments made by the Prior Owners in April 1996.
(d) To reflect the increase in depreciation and amortization expense resulting from the allocation of the purchase price to fixed assets and goodwill and a change in the method of depreciation of fixed assets. The Predecessor Company principally used the double declining balance method. The amount of the pro forma adjustment for depreciation was determined using the straight-line method over the estimated lives of the assets acquired. Goodwill is being amortized over 40 years.
(e) To reflect the incremental interest expense associated with the issuance of debt which partially funded the Acquisition.
(f) To give effect to the change in status of the U.S. and international subsidiaries of AMF Bowling from S corporations to taxable corporations under the U.S. federal tax laws upon consummation of the Acquisition.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued
NOTE 4. INVENTORIES

     Inventories at December 31, 1998 and 1997, consist of the following:



                                                           1998          1997
                                                       -----------   -----------
           Bowling Products, at FIFO:
            Raw materials ..........................    $ 11,471      $ 15,283
            Work in progress .......................       1,548         2,279
            Finished goods and spare parts .........      42,980        33,082
           Bowling Centers, at average cost:
            Merchandise inventory ..................       8,736         5,924
                                                        --------      --------
                                                        $ 64,735      $ 56,568
                                                        ========      ========

NOTE 5. DEFERRED TAXES AND OTHER CURRENT ASSETS


     The components of deferred taxes and other current assets at December 31, 1998 and 1997, consist of the following:


                                                1998         1997
                                             ----------   ----------
  Deferred income taxes ..................    $  7,147     $  5,547
  Advances or deposits ...................      14,024        3,288
  Other ..................................       2,789        8,214
                                              --------     --------
                                              $ 23,960     $ 17,049
                                              ========     ========

NOTE 6. PROPERTY AND EQUIPMENT

     Property and equipment, net at December 31, 1998 and 1997, consists of the following:


                                                                           1998           1997
                                                                       ------------   ------------
           Land ....................................................    $  131,906     $ 113,629
           Buildings and improvements ..............................       362,297       280,046
           Equipment, furniture, and fixtures ......................       553,203       444,437
           Other ...................................................         7,476         7,282
                                                                        ----------     ---------
                                                                         1,054,882       845,394
           Less: accumulated depreciation and amortization .........      (180,897)      (94,509)
                                                                        ----------     ---------
                                                                        $  873,985     $ 750,885
                                                                        ==========     =========


     Depreciation and amortization expense related to property and equipment was $89,080 for 1998, $64,480 for 1997 and $28,200 for 1996.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued
NOTE 7. OTHER LONG-TERM ASSETS

     Other long-term assets are primarily composed of deferred income taxes, long-term rent deposits, long-term portion of noncompete assets, and notes receivable.


NOTE 8. ACCRUED EXPENSES

     Accrued expenses at December 31, 1998 and 1997, consist of the following:


                                                   1998         1997
                                               -----------   ----------
  Accrued compensation .....................    $ 10,424      $  9,523
  Accrued interest .........................       8,075         8,253
  League bowling accounts ..................      16,160        14,237
  Other ....................................      27,150        32,852
                                                --------      --------
                                                $ 61,809      $ 64,865
                                                ========      ========

NOTE 9. LONG-TERM DEBT

     Long-term debt at December 31, 1998 and 1997, consists of the following:



                                                                           1998              1997
                                                                     ---------------   ---------------
           Bank debt .............................................     $   581,877       $   619,362
           Subsidiary senior subordinated notes ..................         250,000           250,000
           Subsidiary senior subordinated discount notes .........         213,226           189,261
           Zero coupon convertible debentures ....................         296,873                --
           Mortgage and equipment note ...........................           1,988             1,976
                                                                       -----------       -----------
            Total debt ...........................................       1,343,964         1,060,599
           Current maturities ....................................         (32,375)          (27,376)
                                                                       -----------       -----------
            Total long-term debt .................................     $ 1,311,589       $ 1,033,223
                                                                       ===========       ===========

BANK DEBT

     The bank debt (the "Bank Debt") is governed by a credit agreement (the "Credit Agreement") to which Bowling Worldwide is a party with Goldman Sachs, their affiliate Goldman Sachs Credit Partners, L.P., Citibank, N.A. ("Citibank") and its affiliates Citicorp and Citicorp USA, Inc. and certain other banks, financial institutions and institutional lenders (collectively, the "Lenders") and provides for (i) senior secured term loan facilities aggregating $455.3 million (the "Term Facilities") and (ii) a senior secured revolving credit facility of up to $355.0 million (the "Bank Facility," and together with the Term Facilities, the "Senior Facilities"). In connection with such financing, Goldman Sachs Credit Partners, L.P. acted as Syndication Agent, Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc. acted as Arrangers, and Citibank is acting as Administrative Agent. The initial borrowings under a predecessor of the Credit Agreement were used to partially fund the Acquisition. As of December 31, 1998, the Company has $192.0 million available for borrowing under the Credit Agreement.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued
     THE SENIOR FACILITIES

     The Term Facilities consist of the following three tranches: (i) a Term Loan Facility of $130.0 million, (ii) an Amortization Extended Loan ("AXELs SM) Series A Facility of $187.5 million and (iii) an AXELs SM Series B Facility of $137.8 million. The Term Loan Facility bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case plus a margin which varies in accordance with a performance pricing grid which is based on the Total Debt/EBITDA Ratio (as defined below) for the Rolling Period (as defined below) then most recently ended.

     The margin applicable to loans bearing interest based on the base rate will range from 0.000% to 2.000%, for advances under the Term Loan Facility, 0.875% to 2.500%, for advances under the AXELs SM Series A Facility, and 1.125% to 2.750%, for advances under the AXELs SM Series B Facility, and the margin applicable to loans bearing interest based on the Eurodollar rate will range from 0.750% to 3.000%, for advances under the Term Loan Facility, 1.875% to 3.500%, for advances under AXELs SM Series A Facility, and 2.125% to 3.750%, for advances under the AXELs SM Series B Facility.

     The Bank Facility has an aggregate amount of $355.0 million, is fully revolving until its final maturity and bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case, plus a margin which varies in accordance with a performance pricing grid which is based on a total debt to EBITDA ratio ("Total Debt/EBITDA Ratio") for the trailing twelve-month period (the "Rolling Period") then most recently ended. The margin applicable to advances under the Bank Facility bearing interest based on the base rate will range from 0.000% to 2.000% and the margin applicable to advances under the Bank Facility bearing interest based on the Eurodollar rate will range from 0.750% to 3.000%.


     At December 31, 1998, the applicable margin based on Citibank's customary base rate, the applicable margin based on Citibank's Eurodollar rate, and the actual interest rate for advances under each of the Senior Facilities were as follows:


                                        BASE RATE   EURODOLLAR RATE   INTEREST
                                          MARGIN         MARGIN         RATE
                                       ----------- ----------------- ---------
  Term Loan Facility .................     1.50%          2.50%         7.81%
  AXELs SM Series A Facility .........     2.00           3.00          8.31
  AXELs SM Series B Facility .........     2.25           3.25          8.56
  Bank Facility ......................     1.50           2.50          7.69


     Maturity dates, average amounts outstanding, and average borrowing rates for the year ended December 31, 1998, were as follows:



                                                            OUTSTANDING     AVERAGE      AVERAGE
                                                           DECEMBER 31,     AMOUNTS     BORROWING
DESCRIPTION                               MATURITY DATES       1998       OUTSTANDING     RATES
---------------------------------------- ---------------- -------------- ------------- ----------
    Term Loan Facility ................. March 31, 2002      $ 99,375       $114,486       7.53%
    AXELs SM Series A Facility ......... March 31, 2003       184,750        185,996       7.84
    AXELs SM Series B Facility ......... March 31, 2004       134,750        136,151       8.09
    Bank Facility ...................... March 31, 2002       163,002        176,318       7.65


     In addition, Bowling Worldwide will be required to make prepayments which permanently reduce the availability under the Senior Facilities under certain circumstances, including upon certain asset sales and issuances of debt by Bowling Worldwide and its subsidiaries and public issuance of equity securities of AMF Bowling. Bowling Worldwide will also be required to make prepayments that permanently reduce the availability under the Term Facilities in an amount equal to up to 50% of Excess Cash Flow for any fiscal year of Bowling Worldwide if the Total Debt/EBITDA Ratio for that fiscal year is greater than or equal to
5.50 to 1.0. If the Total Debt/EBITDA Ratio for that fiscal year is less than
5.50 to 1.0, then Bowling Worldwide is required to prepay the Bank Facility in an amount equal to up to 50% of the Excess Cash Flow (as defined in the Credit Agreement) for such fiscal year (such payment would be the lesser of (x) 50% of the Excess Cash Flow for that fiscal year or (y) the amount by which such Excess Cash Flow exceeds $20 million), but Bowling Worldwide would be permitted to reborrow such amounts, subject to the conditions of the Credit Agreement.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued
     The Senior Facilities are guaranteed by AMF Group Holdings and by each of Bowling Worldwide's present and future domestic subsidiaries and are secured by all of the stock of Bowling Worldwide and Bowling Worldwide's present and future domestic subsidiaries and second-tier subsidiaries, by 66% of the stock of Bowling Worldwide's present and future international subsidiaries and by substantially all of Bowling Worldwide's and its present and future domestic subsidiaries' present and future property and assets.

     COVENANTS

     In 1998, the Company entered into Amendment Number 1 and Waiver (the "Amendment and Waiver") to the Credit Agreement that amended or waived certain financial covenants of the Credit Agreement and imposed certain restrictions on the Company's operations through December 31, 1999. In addition, for 1999, borrowings to finance acquisitions are substantially restricted and limits have been placed on the Company's ability to make capital expenditures, investments and acquisitions. The Company believes that it will be in compliance with the amended covenants during 1999, but any downturn in the current performance of the Company could result in non-compliance with these financial covenants. The financial covenants existing prior to the amendment will be reinstated in the year beginning 2000. However, based on current performance the Company will not meet the requirements of the financial covenants that will be reinstated. Failure by the Company to comply with its credit agreement covenants could result in an event of default which, if not cured or waived, will have a material adverse effect on the Company.

     The Credit Agreement contains certain financial covenants, as well as additional affirmative and negative covenants, constraining Bowling Worldwide. Under the terms currently in effect, Bowling Worldwide must maintain a minimum Modified Consolidated EBITDA (as defined in the Credit Agreement) of not less than the sum of (i) an amount ranging from $150 million for the Rolling Period ending June 30, 1997, to $200 million for the Rolling Period ending September 30, 2003 and thereafter, and (ii) the EBITDA Adjustment Amount (as defined in the Credit Agreement) for such Rolling Period, which is equal to 80% of the aggregate amount of the EBITDA of each bowling center acquired or constructed by Bowling Worldwide or any of its Subsidiaries after May 1, 1996 and acquired or constructed at least 15 months prior to such time of determination, except for the quarters ending September 30, 1998 through and including December 31, 1999 during which time there will be no EBITDA Adjustment Amount.

     Bowling Worldwide must also maintain a Cash Interest Coverage Ratio (as defined in the Credit Agreement as the ratio of (i) consolidated EBITDA of Bowling Worldwide and its Subsidiaries during a Rolling Period, as modified with respect to certain bowling centers acquired or constructed after May 1, 1996 ("Modified Consolidated EBITDA") to (ii) cash interest payable on all Debt (as defined in the Credit Agreement) of Bowling Worldwide and its Subsidiaries) at an amount ranging from not less than 1.80 to not less than 2.75. Bowling Worldwide is required to maintain a Fixed Charge Coverage Ratio (as defined in the Credit Agreement as the ratio of (i) Modified Consolidated EBITDA less the sum of (a) cash taxes paid plus (b) Capital Expenditures (as defined in the Credit Agreement) made by Bowling Worldwide and its Subsidiaries during such Rolling Period to (ii) the sum of (a) cash interest payable on all Debt plus
(b) principal amounts of all Debt under the Term Facilities payable by Bowling Worldwide and its Subsidiaries during such Rolling Period) at an amount ranging from not less than 1.05 for the Rolling Period ending June 30, 1997, to not less than 1.20 for the Rolling Period ending June 30, 2001 and declining to
1.00 for the Rolling Period ending March 31, 2002 and thereafter, except for the quarters ending September 30, 1998 through December 31, 1999 during which time the test for the Fixed Charge Coverage Ratio covenant is waived. A Senior Debt to EBITDA Ratio (as defined in the Credit Agreement as the ratio of Consolidated Debt, as defined in the Credit Agreement (other than Subordinated Debt and Hedge Agreements, as defined in the Credit Agreement), of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA for that Rolling Period) must be maintained at levels ranging from not more than 4.25 to not more than 2.50. A Total Debt to EBITDA Ratio (as defined in the Credit Agreement as the ratio of consolidated total Debt (other than Hedge Agreements) of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA) must be maintained at levels ranging from not more than 7.50 to not more than 4.50. In each case, the above-mentioned ratios are calculated on a quarterly basis.

     Negative covenants under the Senior Facilities prohibit Bowling Worldwide and its Subsidiaries from incurring any liens (except for those created under the loan documents or otherwise permitted under the Credit Agreement, including those securing Bowling Worldwide's obligations as borrower on other indebtedness not to exceed $5 million at any time outstanding). Bowling Worldwide and its Subsidiaries are also prohibited from incurring any debt, other than (in the case of Bowling Worldwide) debt owed to its Subsidiaries or in respect of hedge agreements not entered into for speculative purposes or (in the case of any Subsidiary) debt owed to Bowling Worldwide or any of its wholly-owned Subsidiaries, to the extent permitted under the Credit Agreement or (in the case of either Bowling Worldwide or its Subsidiaries) debt secured by permitted liens, capitalized leases not to exceed $10 million at any time outstanding and any debt existing at the time of the Acquisition, among other things. Bowling Worldwide and its Subsidiaries may not incur any obligations under leases having a term of one year or more

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued


that would cause their direct and contingent liabilities for any 12 months to exceed the sum of (i) $25 million, (ii) the product of (x) $200,000 and (y) the number of leased bowling centers acquired by Bowling Worldwide or any Subsidiaries after May 1, 1996 and (iii) in each calendar year after 1996, an amount equal to 4% of the amount permitted by this provision in the immediately preceding calendar year. Bowling Worldwide is also prohibited from entering into a merger of which it is not the survivor or to sell, lease, or otherwise transfer its assets other than in the ordinary course of business, except as otherwise permitted by the Credit Agreement. Investments by Bowling Worldwide or its Subsidiaries in any other person are also limited by formulas set forth in the Credit Agreement. The Amendment and Waiver (as defined below) restricts to a much greater extent than before the Company's ability to borrow to finance acquisitions. The negative covenants also relate to the payment of dividends, prepayments of, and amendments of the terms of, other debt (including the Subsidiary Notes), amendment of Related Documents (as defined in the Credit Agreement), ownership changes, negative pledges, partnerships, speculative transactions, capital expenditures and payment restrictions affecting subsidiaries. Bowling Worldwide is also subject to certain financial and other reporting requirements.

     Bowling Worldwide is also prohibited under the Credit Agreement from making a material change in the nature of its existing business, except that it may have up to $50 million invested at any one time in golf driving ranges and other golf-related activities.

     Pursuant to the Credit Agreement, so long as Bowling Worldwide is not in default of the covenants contained in the Credit Agreement, it may (i) declare and pay dividends in common stock, (ii) declare and pay cash dividends to the extent necessary to make payments under certain noncompete agreements with owners of the Predecessor Company, (iii) declare and pay cash dividends for general administrative expenses not to exceed $0.25 million and (iv) declare and pay cash dividends not to exceed $2.0 million for the repurchase of Common Stock.


SUBSIDIARY NOTES

     Bowling Worldwide's senior subordinated notes (the "Subsidiary Senior Subordinated Notes") will mature on March 15, 2006. Interest accrues from the date of issuance at an annual rate of 10 7/8% and is payable in cash semiannually in arrears on March 15 and September 15 of each year.

     Bowling Worldwide's senior subordinated discount notes (the "Subsidiary Senior Subordinated Discount Notes") will mature on March 15, 2006, at a fully-accreted value of $277.0 million and will result in an effective yield of 12 1/4% per annum, computed on a semiannual bond equivalent basis. No interest is payable prior to March 15, 2001. Commencing March 15, 2001, interest will accrue and be payable in cash semiannually in arrears on March 15 and September 15 of each year beginning with September 15, 2001.

     The Company's payment obligations under the Subsidiary Senior Subordinated Notes and the Subsidiary Senior Subordinated Discount Notes (together, the "Subsidiary Notes") are jointly and severally guaranteed on a senior subordinated basis by AMF Group Holdings and each of Bowling Worldwide's subsidiaries identified below in "Note 21. Condensed Consolidating Financial Statements" (collectively, the "Guarantors").

     The guarantees of the Subsidiary Notes are subordinated to the guarantees of the Bank Debt and the mortgage and equipment note outstanding at December 31, 1998. The Subsidiary Notes are general, unsecured obligations of Bowling Worldwide, are subordinated in right of payment to all Bank Debt of Bowling Worldwide, and rank pari passu with all existing and future subordinated debt of Bowling Worldwide. The claims of the holders of the Subsidiary Notes will be effectively subordinated to all other indebtedness and other liabilities (including trade payables and capital lease obligations) of Bowling Worldwide's subsidiaries that are not Guarantors and through which Bowling Worldwide will conduct a portion of its operations. See "Note 21. Condensed Consolidating Financial Statements."

     The indenture governing the Subsidiary Senior Subordinated Notes and the indenture governing the Subsidiary Senior Subordinated Discount Notes (together, the "Subsidiary Note Indentures") contain certain covenants that, among other things, limit the ability of Bowling Worldwide and its Restricted Subsidiaries, as defined therein, to incur additional indebtedness and issue Disqualified Stock, as defined therein, pay dividends or distributions or make investments or make certain other Restricted Payments, as defined therein, enter into certain transactions with affiliates, dispose of certain assets, incur liens securing pari passu and subordinated indebtedness of Bowling Worldwide and engage in mergers and consolidations.


ZERO COUPON CONVERTIBLE DEBENTURES

     On May 12, 1998, AMF Bowling completed the private placement of $1,125,000,000 aggregate principal amount at maturity of Zero Coupon Convertible Debentures due 2018 (the "Debentures") to Goldman, Sachs & Co., Cowen & Company, Morgan Stanley & Co. Incorporated and Schroder & Co. Inc. (collectively, the "Initial Purchasers"). The Debentures were originally issued by the Company to the Initial Purchasers at an offering price of 25.257% plus accrued original issue

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued

discount from May 12, 1998, and were subsequently sold by the Initial Purchasers to "qualified institutional buyers" in transactions exempt from registration pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Company filed a Registration Statement on Form S-1 (the "Registration Statement"), to satisfy its obligations under the debenture registration rights agreement, dated as of May 12, 1998, between the Company, the designated subsidiaries listed therein and the Initial Purchasers (the "Debenture Registration Rights Agreement") to permit secondary trading of the Debentures and the underlying Common Stock without restrictions under the Securities Act.

     The Debentures will mature on May 12, 2018 and have an effective yield of 7% per annum. The Debentures are convertible, at the option of the Holder, at any time prior to maturity unless previously redeemed or otherwise purchased by AMF Bowling, into Common Stock at the rate of 8.6734 shares per $1,000 principal amount at maturity of Debentures.

     The Debentures are not redeemable by AMF Bowling prior to May 12, 2003. Beginning on May 12, 2003, the Debentures are redeemable for cash at any time at the option of AMF Bowling, in whole or in part, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption.

     AMF Bowling is required to purchase Debentures at the option of the Holder as of May 12, 2003, May 12, 2008 and May 12, 2013 at purchase prices equal to the issue price plus accrued original issue discount to the date of purchase. AMF Bowling may, at its option, elect to pay any such purchase price in cash or Common Stock, or any combination thereof.

     Events of default under the indenture governing the Debentures (the "Debenture Indenture") include: (i) default in payment of the principal amount at maturity, accrued liquidated damages, if any, interest, if any, redemption price, purchase price or Debenture change of control redemption price with respect to any Debenture when such becomes due and payable, provided that in he case of any failure to pay liquidated damages, such failure continues for a period of 30 days; (ii) failure by AMF Bowling to comply with any of its other agreements in the Debentures or the Debenture Indenture upon the receipt by AMF Bowling of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding and AMF Bowling's failure to cure such default within 60 days after receipt by it of such notice (plus an additional 60 days in the case of defaults subject to cure, provided AMF Bowling commences such cure within the initial 60 days, and is diligently pursuing such cure); (iii) default which results in acceleration of any indebtedness for money borrowed by AMF Bowling or any of its subsidiaries in an aggregate principal amount of $25 million or more; or (iv) certain events of bankruptcy or insolvency.

     Annual maturities of long-term debt, including accretion of the Subsidiary Senior Subordinated Discount Notes and the Debentures, as of December 31, 1998, are as follows:



                     DECEMBER 31,
                     ------------
                     1999                   32,375
                     2000                   34,250
                     2001                   83,000
                     2002                  269,002
                     2003                  116,408
                     Thereafter (a)      1,700,642
                                         ---------
                                       $ 2,235,677
                                       ===========

--------
(a) Annual maturities after the year 2003 include $1,125,000 face amount of Debentures and assume that the Debentures are held until maturity in 2018.

INTEREST RATE CAP AGREEMENTS

     During 1996 and 1997, Bowling Worldwide entered into two interest rate cap agreements that expired in 1998 with Goldman Sachs Capital Markets, L.P., to reduce the interest rate risk of its Bank Debt. During March 1998, Bowling Worldwide entered into a third interest rate cap agreement with Goldman Sachs Capital Markets, L.P. to reduce the interest rate risk of its Bank Debt. The notional amount of this cap was $150.0 million at December 31, 1998. During October

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 9. LONG-TERM DEBT continued
1998, Bowling Worldwide entered into a fourth interest rate cap agreement with Goldman Sachs Capital Markets, L.P. to reduce the interest rate risk of its Bank Debt. The notional amount of this cap was $200.0 million at December 31, 1998. Interest expense for interest rate cap agreements was $1,608 in 1998, $1,823 in 1997 and $304 in 1996.

     Bowling Worldwide is exposed to credit-related loss in the event of non-performance by the counterparty. Bowling Worldwide believes its exposure to potential loss due to counterparty non-performance is minimized primarily due to the relatively strong credit rating of the counterparty.


DEFERRED FINANCING COSTS

     Costs incurred to obtain bank financing and issue bond financing are amortized over the lives of the various types of debt using the effective interest rate method. Bank financing costs, which were incurred to obtain bank financing for the Acquisition, were entirely written off in the fourth quarter of 1997 in connection with the Credit Agreement. During 1998, the Company deferred $13,833 of financing costs associated with the issuance of the Debentures and with the Amendment and Waiver. Amortization expense for financing costs was $3,438 in 1998, $4,856 in 1997 and $3,252 in 1996.


EXTRAORDINARY CHARGES

     The Company recorded after-tax extraordinary charges totaling $23,366 in the fourth quarter of 1997 as a result of entering into the Credit Agreement, the premium paid to redeem a portion of the Subsidiary Senior Subordinated Discount Notes and the write-off of the portion of bond financing costs attributable to the Subsidiary Senior Subordinated Discount Notes redeemed.


OTHER

     The Company is highly leveraged as a result of indebtedness incurred in connection with the Acquisition and subsequent acquisitions. Although the Company believes it will be able to meet its debt obligations, there is no assurance that the Company will generate sufficient cash flow in a timely manner to satisfy scheduled principal and interest payments.


NOTE 10. INCOME TAXES

     Income (loss) before income taxes at December 31, 1998, 1997 and 1996, consists of the following:



                                1998           1997           1996
                          --------------- -------------- --------------
  U.S. ..................   $  (112,133)    $  (55,695)    $  (28,427)
  International .........         1,740         12,083            411
                            -----------     ----------     ----------
                            $  (110,393)    $  (43,612)    $  (28,016)
                            ===========     ==========     ==========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 10. INCOME TAXES continued
     The income tax provision (benefit) at December 31, 1998, 1997 and 1996, consists of the following:



                                         1998         1997          1996
                                      ---------- -------------- ------------
  CURRENT INCOME TAX EXPENSE
  U.S. Federal ......................  $    --     $       --    $      --
  State and local ...................       --             --           --
  International .....................    7,294          6,965        5,508
                                       -------     ----------    ---------
  Total current provision ...........    7,294          6,965        5,508
                                       -------     ----------    ---------
  DEFERRED TAX BENEFIT
  U.S. Federal ......................       --        (18,039)     (12,274)
  State and local ...................       --         (1,702)      (1,766)
  International .....................       --             --           --
                                       -------     ----------    ---------
  Total deferred benefit ............       --        (19,741)     (14,040)
                                       -------     ----------    ---------
  Total provision (benefit) .........  $ 7,294     $  (12,776)   $  (8,532)
                                       =======     ==========    =========


     The tax effects of temporary differences and carryforwards which give rise to deferred tax assets and liabilities at December 31, 1998 and 1997, are as follows:


                                                                          1998          1997
                                                                      ------------   ----------
           DEFERRED INCOME TAX ASSETS
           Current assets
            Reserves not deductible for tax purposes ..............    $   7,147      $  5,547
                                                                       ---------      --------
           Noncurrent assets
            Net operating losses ..................................       68,815        38,460
            Foreign tax credits ...................................       19,720        12,417
            Interest expense on high yield debt ...................       20,625        12,266
            Financing costs .......................................        6,972         7,549
            Translation effects ...................................         (264)        1,069
            Other .................................................          670           104
                                                                       ---------      --------
           Total noncurrent deferred tax assets ...................      116,538        71,865
                                                                       ---------      --------
           Deferred tax assets before valuation allowance .........      123,685        77,412
            Valuation allowance ...................................      (45,583)           --
                                                                       ---------      --------
           Total deferred tax assets ..............................       78,102        77,412
                                                                       ---------      --------
           DEFERRED INCOME TAX LIABILITIES
           Goodwill amortization ..................................       23,826        14,670
           Depreciation on property and equipment .................       32,860        41,569
                                                                       ---------      --------
           Total noncurrent deferred tax liabilities ..............       56,686        56,239
                                                                       ---------      --------
           Net deferred tax assets ................................    $  21,416      $ 21,173
                                                                       =========      ========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 10. INCOME TAXES continued
     Realization of deferred tax assets associated with the NOLs and foreign tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that certain of these NOLs and foreign tax credit carryforwards may expire unused and, accordingly, has established a valuation allowance against them. Although realization is not assured for the remaining deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings or alternative tax strategies.

     The gross amount of net operating losses ("NOLs") the Company may utilize on future tax returns is $194,542. The NOLs expire as follows:




  YEAR         NOLS
--------   -----------
  2011      $  20,726
  2012         80,233
  2018         93,583
            ---------
            $ 194,542
            =========

     The provision (benefit) for income taxes differs from the amount computed by applying the statutory rate of 35 percent for 1998, 1997 and 1996 to loss before taxes. The principal reasons for these differences are as follows:



                                                                               1998           1997           1996
                                                                          -------------- -------------- -------------
          U.S. Federal, at statutory rate ...............................   $  (38,638)    $  (15,264)    $  (9,806)
          Increase resulting from:
           Meals and entertainment ......................................          266            275           159
           Goodwill relating to acquisition of international
                bowling centers..........................................        1,755          1,658         1,093
           Disallowance of certain high yield debt ......................          187            260           192
           Valuation allowance for foreign tax credits and
                net operating loss carryforwards ........................       45,583             --            --
           Other, net ...................................................       (1,859)           295          (170)
                                                                            ----------     ----------     ---------
          Total .........................................................   $    7,294     $  (12,776)    $  (8,532)
                                                                            ==========     ==========     =========

NOTE 11. COMMITMENTS AND CONTINGENCIES

     Bowling Centers and Bowling Products lease certain facilities and equipment under operating leases which expire at various dates through 2016. Bowling Centers has certain ground leases, associated with several centers, which expire at various dates through 2058. These leases generally contain renewal options and require payments of taxes, insurance, maintenance, and other expenses in addition to the minimum annual rentals. Certain leases require contingent payments based on usage of equipment above certain specified levels. Such contingent rentals amounted to $1,733 in 1998, $1,200 in 1997 and $912 in 1996. Total rent expense under operating leases aggregated approximately $31,061 in 1998, $24,117 in 1997 and $13,737 in 1996.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 11. COMMITMENTS AND CONTINGENCIES continued
     Future minimum rental payments under the operating lease agreements as of December 31, 1998, are as follows:


      YEAR ENDING
      DECEMBER 31,
      -------------
  1999 ...............  $  30,436
  2000 ...............     27,197
  2001 ...............     24,317
  2002 ...............     21,494
  2003 ...............     19,710
  Thereafter .........    141,205
                        ---------
                        $ 264,359
                        =========


LITIGATION AND CLAIMS

     In June 1998, Harbin Hai Heng Bowling Entertainment Co. Ltd. ("Hai Heng") filed an action against AMF Bowling Products, Inc. ("AMF Bowling Products"), an indirect subsidiary of AMF Bowling, in the Harbin Intermediate People's Court in Heilongjing, China. Hai Heng sought to recover $3 to $4 million in damages relating to 38 New Center Packages ("NCP" or "NCPs") purchased from AMF. Hai Heng asserted that the poor quality of the 38 NCPs entitled Hai Heng to recover the purchase price and damages for lost profits and the cost of storing the NCPs.

     On November 6, 1998, the court awarded Hai Heng approximately $3.5 million. AMF Bowling Products appealed the award to the High People's Court of Heilongjing Province (the "People's Court"). Prior to completion of the appeal review, the President of the People's Court on February 11, 1999 issued a judgment in favor of Hai Heng for approximately $2.8 million and ordered Hai Heng to return 24 NCPs to AMF.

     The Company believes Hai Heng's claim is a warranty issue and that Hai Heng is not entitled to recover the purchase price, lost profits or the cost of storage. The Company continues to believe that Hai Heng's claim is substantially without merit, and furthermore, based on the advice of local legal counsel, the Company believes that the judicial process leading up to the trial court award and the judgment issued by the People's Court involved significant procedural and other legal defects. Hai Heng has begun to exercise its rights to enforce the collection of the judgment. The Company intends to continue to pursue all available defenses. Among other things, AMF Bowling Products intends to seek an appeal to the Supreme People's Court in Beijing (the "Supreme Court") and a stay of the execution of the judgment. The granting of an appeal is discretionary with the Supreme Court.

     Due to a number of uncertainties inherent in the litigation process in these jurisdictions, the Company can give no assurance on the likelihood of success of its appeal efforts or the ultimate outcome of the Hai Heng litigation. However, management does not believe that the outcome of the action will have a material adverse impact on the financial position of the Company.

     In addition, the Company currently and from time to time is subject to claims and actions arising in the ordinary course of its business, including employment discrimination claims, workers' compensation claims and personal injury claims. In some actions, plaintiffs request punitive or other damages that may not be covered by insurance. In management's opinion, the claims and actions in which the Company is involved will not have a material adverse impact on its financial position or results of operations. However, it is not possible to assure the outcome of such claims and actions.


NOTE 12. STOCKHOLDERS' EQUITY


STOCKHOLDERS AGREEMENT
     On April 30, 1996, AMF Bowling and the institutional stockholders of AMF Bowling (the "Stockholders") entered into a stockholders agreement (the "Stockholders Agreement") which regulates the relationship among AMF Bowling and the Stockholders. The Stockholders Agreement primarily provides for, subject to certain limitations and exceptions, (a) the establishment and nomination of the Board of Directors and an Executive Committee; (b) certain of the Stockholders to purchase additional shares of Common Stock in order to finance acquisitions, capital expenditures, investments in partnerships or joint ventures, or any similar

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 12. STOCKHOLDERS' EQUITY continued
transactions or expenditures; (c) Goldman Sachs to have the exclusive right to perform all consulting, financing, investment banking and similar services for AMF Bowling and its subsidiaries, for customary compensation and on terms customary for similar engagements with unaffiliated third parties; and (d) guidance in the event a Stockholder determines to sell its shares of Common Stock. The foregoing rights and obligations will terminate under certain circumstances; and notwithstanding those circumstances, in the event of any merger, recapitalization, consolidation, reorganization or other restructuring of AMF Bowling as a result of which the Stockholders own less than a majority of the outstanding voting power of the entity surviving such transaction, the Stockholders Agreement will terminate.

     In September 1997, AMF Bowling's institutional stockholders purchased shares of Common Stock for aggregate proceeds of $35.6 million to fund acquisitions and for other corporate purposes. On November 7, 1997, AMF Bowling issued 15,525,000 shares of its common stock at $19.50 per share pursuant to an initial public offering (the "Initial Public Offering").

     The Company has 870,000 warrants outstanding, with an exercise price of $0.01 per share, that expire in May 2006. As of December 31, 1998, no warrants had been exercised.


NOTE 13. EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution 401(k) plan to which U.S. employees may make voluntary contributions based on their compensation. Under the provisions of the plan, the Company can, at its option, match a discretionary percentage of employee contributions and make an additional profit-sharing contribution as determined by the Board of Directors. Employer contributions vest 100 percent after a five-year period. The amounts charged to expense under this plan were $0 in 1998, $1,779 in 1997 and $1,060 in 1996.

     Certain of the Company's international operations have employee benefit plans covering selected employees. These plans vary as to the funding, including local government, employee, and employer funding. Each international operation has provided for pension expense and made contributions to these plans in accordance with the requirements of the plans and local country practices. The amounts charged to expense under these plans aggregated $974 in 1998, $814 in 1997 and $506 in 1996.

     The Company has employment agreements with certain executives that provide for salaries and bonuses if certain operational and financial targets are met (the "Executive Employment Agreements"). The Executive Employment Agreements provide for payment of accrued compensation, continuation of certain benefits, severance payments and payment of a portion of the executive's bonus following termination of employment by Bowling Worldwide under certain circumstances. The aggregate amount committed for future salaries at December 31, 1998, excluding bonuses, was $400.


1996 STOCK INCENTIVE PLAN

     In connection with the Acquisition, AMF Bowling adopted a stock incentive plan (the "1996 Plan") under which AMF Bowling may grant incentive awards in the form of shares of Common Stock, options to purchase shares of Common Stock ("Stock Options"), and stock appreciation rights to certain officers, employees, consultants, and nonemployee directors ("Participants") of AMF Bowling and its affiliates. The total number of shares of Common Stock reserved and available for grant under the 1996 Plan is 1,767,151. A committee of AMF Bowling's Board of Directors (the "Committee") is authorized to make grants and various other decisions under the 1996 Plan and to make determinations as to a number of the terms of awards granted under the 1996 Plan. In 1998, 1997 and 1996, the Committee granted Stock Options to Participants to purchase a total of 32,000, 702,000 and 1,119,000 shares of Common Stock, respectively. The 1998 Stock Options were granted at an exercise price of $1.00 per share. The 1997 and 1996 Stock Options were granted at an exercise price of $10.00 per share. The Stock Options granted in 1998 vest on the one year anniversary of the grant date. With respect to the 1997 and 1996 Stock Options, twenty percent of the options vest on each of the first five anniversaries of the grant dates. Stock Options are nontransferable (except under certain limited circumstances) and, unless otherwise determined by the Committee, have a term of ten years.

     The number of Stock Options outstanding to senior management, other employees, and directors under the 1996 Plan at December 31, 1998, 1997 and 1996, total 1,307,250, 1,572,000 and 1,096,500, respectively. Of the total
Stock Options awarded under the 1996 Plan, 522,400 were exercisable during 1998 and 265,966 were exercisable during 1997. Of the exercisable Stock Options, 67,550 were exercised in 1998 and none were exercised in 1997. None of the Stock Options awarded under the 1996 Plan were exercisable during 1996. Forfeited Stock Options totaled 229,200, 226,500 and 22,500 in 1998, 1997 and 1996, respectively.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 13. EMPLOYEE BENEFIT PLANS continued
     The 1996 Plan will terminate ten years after its effective date; however, awards outstanding as of such date will not be affected or impaired by such termination. AMF Bowling's Board of Directors (the "Board") and the Committee have authority to amend the 1996 Plan and awards granted thereunder, subject to the terms of the 1996 Plan.

     The weighted-average fair value of 1996 Plan options granted during 1998, 1997 and 1996 is $7.07, $6.78 and $3.05 per option, respectively. The 1,307,250 options outstanding at December 31, 1998 have a weighted-average exercise price of $9.78 and a weighted-average remaining contractual life of 8.1 years.


1998 STOCK INCENTIVE PLAN

     At the 1998 annual meeting, shareholders approved the 1998 Stock Incentive Plan (the "1998 Plan") under which AMF Bowling may grant to employees of the Company and its affiliates incentive awards ("Awards") in the form of Stock Options, stock appreciation rights and shares of Common Stock that are subject to certain terms and conditions. Two million shares of Common Stock are reserved and available for issuance under the 1998 Plan. In addition, shares of Common Stock that have been reserved but not issued under the 1996 Plan, and shares which are subject to awards under the 1996 Plan that expire or otherwise terminate, may be granted as Awards pursuant to the 1998 Plan. There are 392,351 shares of Common Stock under the 1996 Plan that are available for grant of awards under that plan.

     Shares allocated to Awards granted under the 1998 Plan which are later forfeited, expire or otherwise terminate (including shares subject to Stock Appreciation Rights that are exercised for cash) may again be used for Awards under the 1998 Plan. No more than 200,000 shares of Common Stock may be allocated to the Awards granted under the 1998 Plan to a Participant in any one year.

     In 1998, 950,400 Stock Options were granted as Awards under the 1998 Plan. Twenty percent of the Stock Options vest on each of the first five anniversaries of the grants. The number of Stock Options outstanding to senior management, other employees, and directors under the 1998 Plan at December 31, 1998 total 894,650. Of the total Stock Options awarded under the 1998 Plan, none were exercisable during 1998. Forfeited Stock Options totaled 55,750 in 1998.

     The weighted-average fair value of 1998 Plan options granted during 1998 is $4.87 per option. The 1,275,250 options outstanding at December 31, 1998 have a weighted-average exercise price of $13.93 and a weighted-average remaining contractual life of 9.7 years.

     The 1998 Plan will terminate ten years after its effective date; however, awards outstanding as of such date will not be affected or impaired by such termination. The Board and the Committee have authority to amend the 1996 Plan and awards granted thereunder, subject to the terms of the 1998 Plan.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 1996, 1997 and 1998:



                    RISK-FREE     DIVIDEND      TIME OF
                       RATE         YIELD      EXERCISE     VOLATILITY
                   -----------   ----------   ----------   -----------
  1996 .........       6.50%         0.00%    10 years         0.00%
  1997 .........       6.50%         0.00%     5 years        27.50%
  1998 .........       5.12%         0.00%     5 years        27.50%


     In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," and elected to account for its stock options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for Stock Options granted under the 1996 Plan and 1998 Plan been determined consistent with SFAS No. 123, the Company's net losses for 1998, 1997 and 1996 would have been increased to $126,108, $56,503 and $19,858, respectively, and the Company's basic and diluted net loss per share for 1998 would remain at $2.11, and basic and diluted net loss per share for 1997 and 1996 would have been increased to $1.25 and $0.50, respectively.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 14. SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

     Cash paid for interest and income taxes in 1998, 1997 and 1996 was as follows:



                             1998        1997        1996
                         ----------- ----------- -----------
  Interest .............  $ 76,464    $ 83,200    $ 44,465
  Income taxes .........     5,213       5,518       7,990


     Net cash used for business acquisitions in 1998, 1997 and 1996 consisted of the following:



                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                              1998            1997
                                                        --------------- ---------------
                                                          BOWLING CENTER ACQUISITIONS
                                                        -------------------------------
           Working Capital, other than cash acquired ..   $     2,822     $     6,876
           Plant and equipment ........................      (151,765)       (200,178)
           Purchase price in excess of the net assets
               acquired ...............................       (18,286)        (20,916)
           Other assets ...............................        (6,263)         (9,106)
           Non-current liabilities ....................            --           8,563
                                                          -----------     -----------
           Net cash used for business acquisitions ....   $  (173,492)    $  (214,761)
                                                          ===========     ===========



                                                                                 PERIOD ENDED DECEMBER 31, 1996
                                                               ------------------------------------------------------------------
                                                                                                      OTHER
                                                                                                     BOWLING
                                                                                      CHARAN         CENTER
                                                                  ACQUISITIONS     ACQUISITION    ACQUISITIONS        TOTAL
                                                               ----------------- --------------- -------------- -----------------
      Working Capital, other than cash acquired ..............   $     (17,385)    $    (5,028)    $      --      $     (22,413)
      Plant and equipment ....................................        (537,827)        (97,857)       (5,182)          (640,866)
      Purchase price in excess of the net assets acquired ....        (784,217)             --            --           (784,217)
      Other assets ...........................................         (18,330)             --            --            (18,330)
      Non-current liabilities ................................           6,198              --            --              6,198
      Warrants to purchase Parent Common Stock ...............           8,700              --            --              8,700
                                                                 -------------     -----------     ---------      -------------
      Net cash used for business acquisitions ................   $  (1,342,861)    $  (102,885)    $  (5,182)     $  (1,450,928)
                                                                 =============     ===========     =========      =============

     Noncash financing activities in 1998, 1997 and 1996 were as follows:


                                                                               1998      1997     1996
                                                                            ---------- -------- --------
           Issuance of Common Stock in connection with an acquisition .....  $ 1,209    $   --   $   --
           Issuance of Common Stock and Stock Options in connection
               with a service contract ....................................       --     4,028       --
           Warrants to purchase shares of Common Stock ....................       --        --    8,700
           Notes receivable from three executive officers for the
               purchase of Common Stock ...................................       --        --    3,000

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued

NOTE 15. ACQUISITIONS

     On October 10, 1996, AMF Bowling Centers, Inc. ("AMF Bowling Centers"), a Virginia corporation and an indirect, wholly-owned subsidiary of Bowling Worldwide, completed the acquisition (the "Charan Acquisition") of 50 bowling centers and certain related assets and liabilities from Charan Industries, Inc. ("Charan"). The net purchase price of the Charan Acquisition was approximately $102.9 million. The Charan Acquisition was funded with approximately $40.0 million from the sale of equity by AMF Bowling to its institutional stockholders and one of its directors, and with approximately $62.9 million from available borrowings under Bowling Worldwide's then existing Acquisition Facility.

     The following unaudited pro forma information has been prepared assuming the Charan Acquisition had occurred as of January 1, 1996 and is based on pro forma AMF Bowling results of operations presented in "Note 3. Pro Forma Results of Operations." The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had occurred as of those dates. In addition, the pro forma information is not intended to be a projection of future results of operations.


     PRO FORMA CONSOLIDATED DATA (UNAUDITED):



                                       YEAR ENDED
                                      DECEMBER 31,
                                          1996
                                     -------------
  Operating revenue ................   $   595.5
  Operating income .................        80.0
  Loss before income taxes .........       (26.9)
  Net loss .........................       (19.5)


OTHER ACQUISITIONS

     Since the Acquisition and prior to December 31, 1998, AMF Bowling Centers purchased an aggregate of 262 bowling centers from various unrelated sellers including Charan. The combined net purchase price was approximately $497.5 million, and was funded with approximately $76.6 million from the sale of equity by AMF Bowling, $419.7 million from available borrowing under Bowling Worldwide's then existing Acquisition Facility and current Bank Facility, and with $1.2 million from the issuance of Common Stock with respect to the acquisition of Active West, Inc. in 1998. The results of operations for acquired bowling centers and certain related assets and liabilities other than the Charan Acquisition were not material in relation to the Company's consolidated results of operations or financial position. Subsequent to December 31, 1998, the Company has not acquired any bowling centers.


NOTE 16. JOINT VENTURES

     In April 1997, the Company entered into a joint venture with Hong Leong Corporation Limited, a Singapore-based conglomerate ("Hong Leong"), to build and operate bowling centers in the Asia Pacific region. The joint venture ("Hong Leong Joint Venture") is owned 50% by the Company and 50% by Hong Leong. The Hong Leong Joint Venture opened its only bowling center during November 1997 in Tianjin, China. Due to the recent economic difficulties in the Asia Pacific region, future development of bowling centers in that region through the Hong Leong Joint Venture will not be pursued.

     In August 1997, the Company entered into a joint venture with Playcenter S.A., a Sao Paulo-based amusement and entertainment company ("Playcenter") to build and operate bowling centers in Brazil and Argentina. The joint venture ("Playcenter Joint Venture") is owned 50% by the Company and 50% by Playcenter. As of December 31, 1998, the Playcenter Joint Venture operated 12 centers in Brazil and two centers in Argentina. No additional sites for the Playcenter Joint Venture are being evaluated. The Company has pledged its shares of the Playcenter Joint Venture in connection with a guarantee of a third party loan of the Playcenter Joint Venture.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 16. JOINT VENTURES continued
     The Company accounts for its investments in Hong Leong Joint Venture and Playcenter Joint Venture by the equity method. The joint ventures' operations and the Company's equity in earnings of the joint ventures are presented below (in thousands, unaudited):




                                                        JOINT VENTURE
                                                  -------------------------
JOINT VENTURE OPERATIONS                           HONG LEONG   PLAYCENTER      TOTAL
-------------------------------------------       ------------ ------------ ------------
         YEAR ENDED DECEMBER 31, 1997:
         Operating revenue ........................ $    297     $  4,894     $  5,191
         Operating income (loss) ..................       15       (1,215)      (1,200)
         Income (loss) before income taxes.........       15       (1,546)      (1,531)
         Net income (loss) after income taxes......        1       (1,608)      (1,607)
         YEAR ENDED DECEMBER 31, 1998:
         Operating revenue ........................ $  1,658     $ 16,082     $ 17,740
         Operating loss ...........................     (969)      (4,851)      (5,820)
         Loss before income taxes .................   (1,159)      (8,637)      (9,796)
         Net loss after income taxes ..............   (1,159)      (8,661)      (9,820)


                                                                        JOINT VENTURE
                                                                  -------------------------
AMF EQUITY IN EARNINGS                                             HONG LEONG   PLAYCENTER      TOTAL
----------------------------------------------------------------- ------------ ------------ -------------
         AMF equity in income (loss) ............................   $    --     $    (804)    $    (804)
         Elimination of 50% gross profit on sales to
               joint ventures....................................      (354)         (204)         (558)
                                                                    -------     ---------     ---------
         Balance December 31, 1997 ..............................      (354)       (1,008)       (1,362)
                                                                    -------     ---------     ---------
         AMF equity in loss .....................................      (579)       (4,330)       (4,909)
         Amortization of excess investment ......................        --        (3,298)       (3,298)
                                                                    -------     ---------     ---------
         Balance December 31, 1998 ..............................   $  (933)    $  (8,636)    $  (9,569)
                                                                    =======     =========     =========

     The joint ventures' financial position as of December 31, 1998 and 1997, and the Company's investments in the joint ventures and amounts due from Playcenter Joint Venture as of December 31, 1998 and 1997, are presented below (in thousands, unaudited):




JOINT VENTURE FINANCIAL POSITION                  1998         1997
--------------------------------------------   ----------   ----------
  Current assets ...........................    $ 1,815      $ 5,244
  Non-current assets .......................     25,655       31,099
  Current liabilities ......................      2,265        3,227
  Non-current liabilities ..................     24,401       25,480
  Stockholders' equity .....................        804        7,636



INVESTMENTS/AMOUNTS DUE FROM JOINT VENTURES                        1998         1997
-------------------------------------------------------------   ----------   ----------
           Investments in joint ventures ....................    $  4,401     $  9,818
           Notes receivable due from joint ventures .........       3,948        3,781
           Loan to joint venture ............................       9,087        6,400
                                                                 --------     --------
           Total investment/due from joint ventures .........    $ 17,436     $ 19,999
                                                                 ========     ========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 16. JOINT VENTURES continued

     The Company's investment in Playcenter Joint Venture includes the unamortized excess of the Company's investment over its equity in the joint venture's net assets. This excess was $19,986 at December 31, 1998, and is being amortized on a straight-line basis over the estimated life of the joint venture of ten years. The note receivable due from Playcenter Joint Venture represents the balance due for sales of equipment to the joint venture through a Brazilian distributor. The balance due on the equipment sales and the loan to Playcenter Joint Venture bear interest at 12% through November 21, 1997, and 8% thereafter. Principal and interest will be repaid to the Company by the joint venture from its operating cash flow.


NOTE 17. BUSINESS SEGMENTS

     The Company operates in two major lines of business: operation of bowling centers and manufacturing and sale of bowling and related products. Information concerning operations in these business segments for 1998, 1997 and 1996 is presented below (in millions):


                                                        BOWLING CENTERS                       BOWLING PRODUCTS
                                             -------------------------------------- ------------------------------------
                                                             INTER-        SUB-                    INTER-
                                                 U.S.       NATIONAL       TOTAL        U.S.      NATIONAL    SUB-TOTAL
                                             ------------ ------------ ------------ ----------- ------------ -----------
YEAR ENDED DECEMBER 31, 1998:
 Revenue from unaffiliated customers .......  $   425.5    $   115.4    $   540.9    $   83.2    $   114.0    $   197.2
 Intersegment sales ........................         --           --           --        10.9          4.4         15.3
 Operating income (loss) ...................       32.6         12.1         44.7        (7.8)        (4.0)       (11.8)
 Identifiable assets .......................      883.3        350.1      1,233.4       625.4         80.7        706.1
 Depreciation and amortization .............       77.8         19.6         97.4        21.1          1.4         22.5
 Capital expenditures ......................       46.9         10.0         56.9         8.5          1.0          9.5
 Research and development expense ..........         --           --           --         0.1           --          0.1
YEAR ENDED DECEMBER 31, 1997:
 Revenue from unaffiliated customers .......  $   324.7    $   104.4    $   429.1    $  105.7    $   178.9    $   284.6
 Intersegment sales ........................         --           --           --         9.4          5.3         14.7
 Operating income (loss) ...................       36.5         11.1         47.6        36.6         14.4         51.0
 Identifiable assets .......................      810.5        309.1      1,119.6       631.1         69.9        701.0
 Depreciation and amortization .............       64.3         18.5         82.8        18.6          1.2         19.8
 Capital expenditures ......................       33.4          6.0         39.4         8.1          1.1          9.2
 Research and development expense ..........         --           --           --         0.9           --          0.9
PERIOD ENDED DECEMBER 31, 1996:
 Revenue from unaffiliated customers .......  $   132.3    $    67.4    $   199.7    $   69.1    $   116.0    $   185.1
 Intersegment sales ........................         --           --           --         3.7          2.3          6.0
 Operating income (loss) ...................       10.8          6.8         17.6        26.1         10.9         37.0
 Identifiable assets .......................      612.8        302.7        915.5       606.7         44.5        651.2
 Depreciation and amortization .............       25.6         12.1         37.7        12.1          0.5         12.6
 Capital expenditures ......................        8.1          5.0         13.1         1.5          1.7          3.2
 Research and development expense ..........         --           --           --         1.3           --          1.3



                                                            ELIM-
                                              CORPORATE   INATIONS      TOTAL
                                             ----------- ---------- ------------
YEAR ENDED DECEMBER 31, 1998:
 Revenue from unaffiliated customers .......  $     --    $    --    $   738.1
 Intersegment sales ........................        --         --         15.3
 Operating income (loss) ...................     (24.3)        1.0         9.6
 Identifiable assets .......................      38.3         2.2     1,980.0
 Depreciation and amortization .............       2.3        (1.6)      120.6
 Capital expenditures ......................       0.2         --         66.6
 Research and development expense ..........        --         --          0.1
YEAR ENDED DECEMBER 31, 1997:
 Revenue from unaffiliated customers .......  $     --    $    --    $   713.7
 Intersegment sales ........................        --         --         14.7
 Operating income (loss) ...................      (16.8)       1.1        82.9
 Identifiable assets .......................       10.3        1.2     1,832.1
 Depreciation and amortization .............        1.4       (1.5)      102.5
 Capital expenditures ......................        8.6       (0.5)       56.7
 Research and development expense ..........        --         --          0.9
PERIOD ENDED DECEMBER 31, 1996:
 Revenue from unaffiliated customers .......  $     --    $    --    $   384.8
 Intersegment sales ........................        --         --          6.0
 Operating income (loss) ...................       (8.6)       0.1        46.1
 Identifiable assets .......................       27.1        0.1     1,593.9
 Depreciation and amortization .............        --        (0.9)       49.4
 Capital expenditures ......................        1.3       (0.7)       16.9
 Research and development expense ..........        --         --          1.3


AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued
NOTE 18. GEOGRAPHIC SEGMENTS


     Information about the Company's operations in different geographic areas for 1998, 1997 and 1996, and identifiable assets at December 31, 1998 and 1997, are presented below:

     OPERATING REVENUE:


                                     1998           1997           1996
                                 ------------   ------------   ------------
  United States                   $ 519,600      $ 439,800      $ 205,800
  United Kingdom                     59,700         44,100         15,900
  Australia                          48,900         49,500         33,500
  Japan                              34,200         54,700         36,800
  China, including Hong Kong         33,500         82,400         60,700
  Other European countries           28,300         21,300          9,900
  Mexico                             10,700          8,800          5,400
  Sweden                              6,500          9,100          7,400
  Korea                               6,400         14,100         14,300
  Spain                               4,100          3,300            900
  Canada                                800            600            200
  Middle East                           700            700             --
  Eliminations                      (15,300)       (14,700)        (6,000)
                                  ---------      ---------      ---------
                                  $ 738,100      $ 713,700      $ 384,800
                                  =========      =========      =========

     Operating revenue for the U.S. Bowling Products operation has been reduced by $75,991, in 1998, $104,900 in 1997 and $63,400 in 1996 to reflect the elimination of intracompany sales between the U.S. Bowling products operation and the Bowling Products international sales and service branches.

     OPERATING INCOME (LOSS):


                                    1998          1997           1996
                                 ----------   ------------   ------------
  Australia                       $  6,400      $  6,700       $  4,900
  United Kingdom                     5,700         4,400            600
  Mexico                             1,600         1,300            500
  United States                        500        56,300         28,200
  Sweden                               500         1,300          1,000
  Canada                              (200)         (100)          (100)
  Japan                               (200)        4,500          4,000
  Middle East                         (200)           --             --
  Spain                               (200)         (200)          (100)
  Korea                               (900)          200            100
  Other European countries          (1,200)         (900)          (700)
  China, including Hong Kong        (3,200)        8,300          7,600
  Eliminations                       1,000         1,100            100
                                  --------      --------       --------
                                  $  9,600      $ 82,900       $ 46,100
                                  ========      ========       ========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 18. GEOGRAPHIC SEGMENTS continued

     Operating income for the U.S. Bowling Products operation has been increased by $148 in 1998, $2,300 in 1997 and reduced by $1,000 in 1996 to reflect the elimination of intracompany gross profit between the U.S. Bowling Products operations and the Bowling Products international sales and service branches.

     IDENTIFIABLE ASSETS:


                                      1998             1997
                                 --------------   --------------
  United States                   $ 1,547,000      $ 1,451,900
  United Kingdom                      188,600          115,900
  Australia                           110,500          112,300
  Other European countries             37,700           38,300
  Japan                                31,600           36,900
  China, including Hong Kong           28,000              200
  Mexico                               13,000           17,200
  Korea                                 9,900            3,900
  Spain                                 5,100            5,400
  Canada                                3,300            6,300
  Sweden                                2,100            3,400
  Middle East                           1,000           39,200
  Eliminations                          2,200            1,200
                                  -----------      -----------
                                  $ 1,980,000      $ 1,832,100
                                  ===========      ===========


     Identifiable assets for the international sales and service branches have been reduced by $3,037 at December 31, 1998 and $3,200 at December 31, 1997 to reflect the elimination of intracompany gross profit in inventory between the U.S. Bowling Products operations and the Bowling Products international sales and service branches.


NOTE 19. RELATED PARTIES

     Goldman Sachs and its affiliates have certain interests in the Company in addition to being the initial purchasers of the Notes of the Company in connection with the Acquisition. Richard A. Friedman and Terence M. O'Toole, each of whom is a Managing Director of Goldman Sachs, and Peter M. Sacerdote, who is a limited partner of The Goldman Sachs Group, L.P., are directors of AMF Bowling, AMF Group Holdings and Bowling Worldwide. Goldman Sachs and its affiliates together currently beneficially own a majority of the outstanding voting equity of AMF Bowling; thus Goldman Sachs will be deemed to be an "affiliate" of the Company. Goldman Sachs received an underwriting discount of approximately $19.0 million in connection with the purchase and resale of the Subsidiary Notes. In addition, Goldman Sachs is entitled to the reimbursement of its expenses and is indemnified in connection with its services.

     In connection with the Credit Agreement, Goldman Sachs Credit Partners, L.P., acted as Syndication Agent; Goldman Sachs Credit Partners, L.P., and Citicorp Securities, Inc. acted as Arrangers; and Citibank, N.A. is acting as Administrative Agent. Goldman Sachs Credit Partners, L.P., was also a lender under the bank credit agreement. Goldman Sachs has received fees of approximately $9.8 million and has been reimbursed for expenses in connection with such services. Goldman Sachs also received a cash fee of $5.0 million from the Company in connection with the Acquisition and was reimbursed for related expenses.

     Under the Credit Agreement, Goldman Sachs Credit Partners, L.P., acted as Syndication Agent; Goldman Sachs Credit Partners, L.P., and Citicorp Securities, Inc., acted as Arrangers; Citibank, N.A. is acting as Administrative Agent and Citicorp USA, Inc. is acting as Collateral Agent. Total fees payable to Goldman Sachs Credit Partners, L.P. in connection with its services under the Credit Agreement aggregated approximately $0.9 million, and such entity was reimbursed for expenses in connection with such services.

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 19. RELATED PARTIES continued

     Goldman Sachs acted as the Company's lead underwriter in connection with the Initial Public Offering. Underwriting discounts paid to the entire underwriting syndicate in the Initial Public Offering totaled $18.9 million.

     In 1997, the Company paid a fee of $0.3 million to Goldman Sachs for its representation of the Company in connection with the Company's lease of its new bowling center at Chelsea Piers in New York.

     In 1998, Goldman Sachs was an initial purchaser in connection with the Debenture offering, for which the Company paid Goldman Sachs approximately $5.4 million.


NOTE 20. RECENT ACCOUNTING PRONOUNCEMENTS

     Effective for the fiscal year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." Adoption of these standards did not have a material impact on the Company's financial position or results of operations.

      Effective for the fiscal year ended December 31, 1999, the Company is required to adopt Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Effective for the quarter ended March 31, 2000, the Company is required to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect that adoption of these standards will have a material impact on the Company's financial position or results of operations.


NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

     The following condensed consolidating information presents:

     o Condensed consolidating balance sheets as of December 31, 1998 and 1997, and condensed consolidating statements of operations and cash flows for 1998, 1997 and 1996.

     o Elimination entries necessary to combine the entities comprising AMF Bowling.

     The Subsidiary Notes are jointly and severally guaranteed on a full and unconditional basis by AMF Group Holdings and by the first- and second-tier subsidiaries of Bowling Worldwide (the "Guarantors"). Third-tier subsidiaries of Bowling Worldwide, all of which are wholly owned subsidiaries of AMF Worldwide Bowling Centers Holdings Inc., a second-tier subsidiary of Bowling Worldwide, have not provided guarantees (the "Non-Guarantors").

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued

                       AMF BOWLING, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATING BALANCE SHEET
                            AS OF DECEMBER 31, 1998
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                 NON-
                                                GUARANTOR     GUARANTOR
                                                COMPANIES     COMPANIES     ELIMINATIONS    CONSOLIDATED
                                             -------------- -------------  -------------- ---------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .................  $    19,843    $   13,159     $         --    $    33,002
 Accounts and notes receivable, net of
  allowance for doubtful accounts...........       81,999           436               --         82,435
 Accounts receivable-- intercompany ........        9,690         7,374          (17,064)            --
 Inventories ...............................       63,710         1,025               --         64,735
 Deferred taxes and other ..................       18,145         5,815               --         23,960
                                              -----------    ----------     ------------    -----------
  TOTAL CURRENT ASSETS .....................      193,387        27,809          (17,064)       204,132
Notes receivable-- intercompany ............       43,817         5,663          (49,480)            --
Property and equipment, net ................      794,550        78,255            1,180        873,985
Investment in subsidiaries .................       21,805       781,094         (802,899)            --
Goodwill and other assets ..................      879,316        22,541               --        901,857
                                              -----------    ----------     ------------    -----------
  TOTAL ASSETS .............................  $ 1,932,875    $  915,362     $   (868,263)   $ 1,979,974
                                              ===========    ==========     ============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ..........................  $    31,157    $    2,755     $         --    $    33,912
 Accounts payable-- intercompany ...........        7,374         9,690          (17,064)            --
 Accrued expenses ..........................       49,984        11,825               --         61,809
 Income taxes payable ......................        1,486         3,903               --          5,389
Current portion long-term debt .............       32,375            --               --         32,375
                                              -----------    ----------     ------------    -----------
   TOTAL CURRENT LIABILITIES ...............      122,376        28,173          (17,064)       133,485
Long-term debt, less current portion .......      997,713       313,876               --      1,311,589
Notes payable-- intercompany ...............        5,663        43,817          (49,480)            --
Other long-term liabilities ................        4,224         1,041               --          5,265
Deferred income taxes ......................           --            --               --             --
                                              -----------    ----------     ------------    -----------
   TOTAL LIABILITIES .......................    1,129,976       386,907          (66,544)     1,450,339
                                              -----------    ----------     ------------    -----------
COMMITMENTS AND CONTINGENCIES
Stockholders' equity:
 Common stock ..............................          597            --               --            597
 Paid-in capital ...........................    1,002,844       747,898       (1,001,437)       749,305
 Retained deficit ..........................     (181,217)     (200,118)         180,393       (200,942)
 Accumulated other comprehensive income ....      (19,325)      (19,325)          19,325        (19,325)
                                              -----------    ----------     ------------    -----------
   TOTAL STOCKHOLDERS' EQUITY ..............      802,899       528,455         (801,719)       529,635
                                              -----------    ----------     ------------    -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 1,932,875    $  915,362     $   (868,263)   $ 1,979,974
                                              ===========    ==========     ============    ===========


AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued

                       AMF BOWLING, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATING BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                                            NON-
                                                                           GUARANTOR     GUARANTOR
                                                                           COMPANIES     COMPANIES    ELIMINATIONS    CONSOLIDATED
                                                                        -------------- ------------- -------------- ---------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ............................................  $    33,451     $   2,339    $        --     $    35,790
 Accounts and notes receivable, net of
   allowance for doubtful accounts ....................................       71,652         2,339             --          73,991
 Accounts receivable -- intercompany ..................................        6,682         1,963         (8,645)             --
 Inventories ..........................................................       54,765         1,803             --          56,568
 Deferred taxes and other .............................................       14,345         2,704             --          17,049
                                                                         -----------     ---------    -----------     -----------
    TOTAL CURRENT ASSETS ..............................................      180,895        11,148         (8,645)        183,398
 Notes receivable-intercompany ........................................       15,482         1,663        (17,145)             --
 Property and equipment, net ..........................................      712,032        37,845          1,008         750,885
 Investment in subsidiaries ...........................................       24,499       628,355       (652,854)             --
 Goodwill and other assets ............................................      891,011         6,758             --         897,769
                                                                         -----------     ---------    -----------     -----------
    TOTAL ASSETS ......................................................  $ 1,823,919     $ 685,769    $  (677,636)    $ 1,832,052
                                                                         ===========     =========    ===========     ===========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES:
 Accounts payable .....................................................  $    38,513     $   3,070    $        --     $    41,583
 Accounts payable -- intercompany .....................................        1,934         6,711         (8,645)             --
 Accrued expenses .....................................................       59,495         5,370             --          64,865
 Income taxes payable .................................................        3,237         2,407             --           5,644
 Longterm debt, current portion .......................................       27,376            --             --          27,376
                                                                         -----------     ---------    -----------     -----------
    TOTAL CURRENT LIABILITIES .........................................      130,555        17,558         (8,645)        139,468
Long-term debt ........................................................    1,033,223            --             --       1,033,223
Notes payable -- intercompany .........................................        2,990        14,155        (17,145)             --
Other long-term liabilities ...........................................        5,333            --             --           5,333
Deferred income taxes .................................................       (1,036)        1,036             --              --
                                                                         -----------     ---------    -----------     -----------
   TOTAL LIABILITIES ..................................................    1,171,065        32,749        (25,790)      1,178,024
                                                                         -----------     ---------    -----------     -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
 Common stock .........................................................           --           596             --             596
 Paid-in capital ......................................................      747,145       746,049       (745,141)        748,053
 Retained earnings (deficit) ..........................................      (74,718)      (74,052)        73,722         (75,048)
  Equity adjustment from foreign currency translation .................      (19,573)      (19,573)        19,573         (19,573)
                                                                         -----------     ---------    -----------     -----------
   TOTAL STOCKHOLDERS' EQUITY .........................................      652,854       653,020       (651,846)        654,028
                                                                         -----------     ---------    -----------     -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .........................  $ 1,823,919     $ 685,769    $  (677,636)    $ 1,832,052
                                                                         ===========     =========    ===========     ===========



AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
                                (IN THOUSANDS)



                                                                                 NON-
                                                              GUARANTOR       GUARANTOR
                                                              COMPANIES       COMPANIES     ELIMINATIONS    CONSOLIDATED
                                                           --------------- --------------- -------------- ---------------
OPERATING REVENUE ........................................   $   682,772     $    56,087     $     (746)    $   738,113
                                                             -----------     -----------     ----------     -----------
OPERATING EXPENSES:
 Cost of goods sold ......................................       196,376           6,347           (499)        202,224
 Bowling center operating expenses .......................       304,311          31,641           (247)        335,705
 Selling, general, and administrative expenses ...........        60,738           9,277             --          70,015
 Depreciation and amortization ...........................       113,558           7,251           (172)        120,637
                                                             -----------     -----------     ----------     -----------
  Total operating expenses ...............................       674,983          54,516           (918)        728,581
                                                             -----------     -----------     ----------     -----------
  Operating income .......................................         7,789           1,571            172           9,532
NONOPERATING EXPENSES (INCOME):
 Interest expense ........................................       100,804          13,858             --         114,662
 Other expenses, net .....................................         4,851           2,804             --           7,655
 Interest income .........................................        (1,689)           (703)            --          (2,392)
 Equity in (income) loss of subsidiaries .................          (249)        107,248       (106,999)             --
                                                             -----------     -----------     ----------     -----------
  Total nonoperating expenses ............................       103,717         123,207       (106,999)        119,925
                                                             -----------     -----------     ----------     -----------
Loss before income taxes .................................       (95,928)       (121,636)       107,171        (110,393)
Provision for income taxes ...............................         2,864           4,430             --           7,294
                                                             -----------     -----------     ----------     -----------
Net loss before equity in loss of joint ventures .........       (98,792)       (126,066)       107,171        (117,687)
Equity in loss of joint ventures .........................        (8,207)             --             --          (8,207)
                                                             -----------     -----------     ----------     -----------
   Net loss ..............................................   $  (106,999)    $  (126,066)    $  107,171     $  (125,894)
                                                             ===========     ===========     ==========     ===========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                                (IN THOUSANDS)



                                                                                 NON-
                                                              GUARANTOR        GUARANTOR
                                                              COMPANIES        COMPANIES    ELIMINATIONS   CONSOLIDATED
                                                            -------------   -------------- -------------- -------------
OPERATING REVENUE .........................................  $  673,714       $   42,205     $  (2,251)    $  713,668
                                                             ----------       ----------     ---------     ----------
OPERATING EXPENSES:
 Cost of goods sold .......................................     207,820            6,230        (1,506)       212,544
 Bowling center operating expenses ........................     229,629           22,188          (611)       251,206
  Selling, general, and administrative expenses ...........      61,421            3,125            --         64,546
 Depreciation and amortization ............................      96,812            5,826          (191)       102,447
                                                             ----------       ----------     ---------     ----------
  Total operating expenses ................................     595,682           37,369        (2,308)       630,743
                                                             ----------       ----------     ---------     ----------
  Operating income ........................................      78,032            4,836            57         82,925

NONOPERATING EXPENSES (INCOME):
 Interest expense .........................................     117,804              581            --        118,385
 Other expenses, net ......................................       6,054            2,225         1,827         10,106
 Interest income ..........................................      (1,631)            (323)           --         (1,954)
 Equity in loss of subsidiaries ...........................       1,043           53,336       (54,379)            --
                                                             ----------       ----------     ---------     ----------
  Total nonoperating expenses .............................     123,270           55,819       (52,552)       126,537
                                                             ----------       ----------     ---------     ----------
Income (loss) before income taxes .........................     (45,238)         (50,983)       52,609        (43,612)
Provision (benefit) for income taxes ......................     (15,587)           2,811            --        (12,776)
                                                             ----------       ----------     ---------     ----------
Net loss before equity in loss of joint ventures
 and extraordinary items ..................................     (29,651)         (53,794)       52,609        (30,836)
Equity in loss of joint ventures, net of tax ..............      (1,362)              --            --         (1,362)
                                                             ----------       ----------     ---------     ----------
Net loss before extraordinary items .......................     (31,013)         (53,794)       52,609        (32,198)
Extraordinary items, net of tax ...........................     (23,366)              --            --        (23,366)
                                                             ----------       ----------     ---------     ----------
   Net loss ...............................................  $  (54,379)      $  (53,794)    $  52,609     $  (55,564)
                                                             ==========       ==========     =========     ==========


AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                    FOR THE PERIOD ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                                (IN THOUSANDS)



                                                                                NON-
                                                             GUARANTOR        GUARANTOR
                                                             COMPANIES        COMPANIES      ELIMINATIONS     CONSOLIDATED
                                                           -------------   --------------   --------------   -------------
OPERATING REVENUE ......................................    $  364,095       $   21,768       $  (1,054)      $  384,809
                                                            ----------       ----------       ---------       ----------
OPERATING EXPENSES:
 Cost of goods sold ....................................       127,623            3,566            (647)         130,542
 Bowling center operating expenses .....................       112,318           11,780            (425)         123,673
 Selling, general, and administrative expenses .........        33,444            1,626              --           35,070
 Depreciation and amortization .........................        46,198            3,260             (72)          49,386
                                                            ----------       ----------       ---------       ----------
  Total operating expenses .............................       319,583           20,232          (1,144)         338,671
                                                            ----------       ----------       ---------       ----------
  Operating income .....................................        44,512            1,536              90           46,138
NONOPERATING EXPENSES:
 Interest expense ......................................        77,968               22              --           77,990
 Other (income) expense, net ...........................            98              892             922            1,912
 Interest income .......................................        (5,617)            (131)             --           (5,748)
 Equity in loss of subsidiaries ........................           499           18,234         (18,733)              --
                                                            ----------       ----------       ---------       ----------
  Total nonoperating expenses ..........................        72,948           19,017         (17,811)          74,154
                                                            ----------       ----------       ---------       ----------
Income (loss) before income taxes ......................       (28,436)         (17,481)         17,901          (28,016)
Provision (benefit) for income taxes ...................        (9,703)           1,171              --           (8,532)
                                                            ----------       ----------       ---------       ----------
   Net loss ............................................    $  (18,733)      $  (18,652)      $  17,901       $  (19,484)
                                                            ==========       ==========       =========       ==========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued


NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                                  NON-
                                                              GUARANTOR        GUARANTOR
                                                              COMPANIES        COMPANIES      ELIMINATIONS    CONSOLIDATED
                                                           --------------- ----------------- -------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .................................................  $  (106,999)     $ (126,066)      $  107,171     $  (125,894)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization ...........................      113,558           7,251             (172)        120,637
  Equity in loss of joint ventures ........................        8,207              --               --           8,207
  Deferred income taxes ...................................         (243)             --               --            (243)
  Amortization of bond discount ...........................       23,965          12,732               --          36,697
  Equity in loss of subsidiaries ..........................         (249)        107,248         (106,999)             --
  Loss on the sale of property and equipment, net .........        8,953              (5)              --           8,948
  Changes in assets and liabilities:
   Accounts and notes receivable, net .....................      (11,129)            976               --         (10,153)
   Receivables and payables -- affiliates .................      (22,873)         22,873               --              --
   Inventories ............................................       (6,982)            (87)              --          (7,069)
   Other assets ...........................................      (12,912)        (18,071)              --         (30,983)
   Accounts payable and accrued expenses ..................      (14,474)          4,943               --          (9,531)
  Income taxes payable ....................................       (1,875)          1,661               --            (214)
  Other long-term liabilities .............................          (73)             --               --             (73)
                                                             -----------      ------------     ----------     -----------
  Net cash (used in) provided by operating activities .....      (23,126)         13,455               --          (9,671)
                                                             -----------      ------------     ----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of operating units, net of cash acquired ....     (124,054)        (49,438)              --        (173,492)
 Investment in subsidiary .................................           --        (255,587)         255,587              --
 Investments in and advances to joint ventures ............       (5,643)             --               --          (5,643)
 Purchases of property and equipment ......................      (62,872)         (3,767)              --         (66,639)
 Proceeds from sale of property and equipment .............        3,811              --               --           3,811
                                                             -----------      ------------     ----------     -----------
  Net cash used in investing activities ...................     (188,758)       (308,792)         255,587        (241,963)
                                                             -----------      ------------     ----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing
  costs ...................................................      224,500         324,141                          548,641
 Payment on long-term debt ................................     (278,988)        (22,997)              --        (301,985)
 Capital Contribution from Parent .........................      255,587              --         (255,587)             --
 Net proceeds from issuance of shares .....................           --              44               --              44
 Noncompete obligations ...................................         (677)             --               --            (677)
                                                             -----------      ------------     ----------     -----------
  Net cash provided by financing activities ...............      200,422         301,188         (255,587)        246,023
                                                             -----------      ------------     ----------     -----------
  Effect of exchange rates on cash ........................       (2,152)          4,975               --           2,823
                                                             -----------      ------------     ----------     -----------
  Net (decrease) increase in cash .........................      (13,614)         10,826               --          (2,788)
  Cash and cash equivalents at beginning of period ........       33,457           2,333               --          35,790
                                                             -----------      ------------     ----------     -----------
  Cash and cash equivalents at end of period ..............  $    19,843      $   13,159       $       --     $    33,002
                                                             ===========      ============     ==========     ===========

AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                                                                             NON-
                                                                           GUARANTOR       GUARANTOR
                                                                           COMPANIES       COMPANIES    ELIMINATIONS   CONSOLIDATED
                                                                        --------------  -------------- -------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .............................................................   $  (54,379)     $  (53,794)   $    52,609    $  (55,564)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
  Depreciation and amortization .......................................       96,812           5,826           (191)      102,447
  Equity in loss of joint ventures ....................................        1,362              --             --         1,362
  Extraordinary items, net of tax .....................................       23,366              --             --        23,366
  Deferred income taxes ...............................................      (20,227)              6             --       (20,221)
  Amortization of bond discount .......................................       33,562              --             --        33,562
  Equity in loss of subsidiaries ......................................        1,043          53,336        (54,379)           --
  Dividends from guarantor companies ..................................         (500)            500             --            --
  Dividends from non-guarantor companies ..............................        1,327          (1,327)            --            --
  Loss on the sale of property and equipment, net .....................        4,417              29             --         4,446
  Changes in assets and liabilities:
   Accounts and notes receivable ......................................      (25,218)           (875)            --       (26,093)
   Receivables and payables -- affiliates .............................      (12,745)         12,745             --            --
   Inventories ........................................................      (16,570)           (401)            --       (16,971)
   Other assets .......................................................      (13,375)         (1,797)         2,275       (12,897)
   Accounts payable and accrued expenses ..............................       14,522           3,260             --        17,782
   Income taxes payable ...............................................       (1,152)          1,754             --           602
   Other long-term liabilities ........................................       (4,089)             --             --        (4,089)
                                                                          ----------      ----------    -----------    ----------
 Net cash provided by (used in) operating activities ......... ........       28,156          19,262            314        47,732
                                                                          ----------      ----------    -----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of operating units, net of cash acquired ................     (197,271)        (17,490)            --      (214,761)
 Investment in subsidiary .............................................           --        (315,671)       315,671            --
 Investments in and advances to joint ventures ........................      (21,361)             --             --       (21,361)
  Purchases of property and equipment .................................      (53,911)         (2,926)           134       (56,703)
 Proceeds from sale of property and equipment .........................        4,123              57             --         4,180
                                                                          ----------      ----------    -----------    ----------
  Net cash provided by (used in) investing activities .................     (268,420)       (336,030)       315,805      (288,645)
                                                                          ----------      ----------    -----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing
   costs ..............................................................      231,406           9,000             --       240,406
 Payment on long-term debt ............................................     (295,621)         (9,000)            --      (304,621)
 Prepayment penalty ...................................................      (14,571)             --             --       (14,571)
 Capital Contribution .................................................      315,671          37,048       (316,119)       36,600
 Initial public offering of shares ....................................           --         279,071             --       279,071
 Repurchase shares ....................................................           --            (500)            --          (500)
 Noncompete obligations ...............................................         (647)             --             --          (647)
                                                                          ----------      ----------    -----------    ----------
  Net cash provided by (used in) financing activities .................      236,238         315,619       (316,119)      235,738
                                                                          ----------      ----------    -----------    ----------
  Effect of exchange rates on cash ....................................       (2,183)           (420)            --        (2,603)
                                                                          ----------      ----------    -----------    ----------
  Net decrease in cash ................................................       (6,209)         (1,569)            --        (7,778)
  Cash and cash equivalents at beginning of period ....................       39,660           3,908             --        43,568
                                                                          ----------      ----------    -----------    ----------
  Cash and cash equivalents at end of period ..........................   $   33,451      $    2,339    $        --    $   35,790
                                                                          ==========      ==========    ===========    ==========



AMF BOWLING, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued



NOTE 21. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS continued


                       AMF BOWLING, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                    FOR THE PERIOD ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)



                                                                                  NON-
                                                               GUARANTOR        GUARANTOR
                                                               COMPANIES        COMPANIES    ELIMINATIONS    CONSOLIDATED
                                                            ---------------  -------------- -------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .................................................. $     (18,733)    $  (18,652)    $  17,901     $     (19,484)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
  Depreciation and amortization ............................        46,198          3,260           (72)           49,386
  Deferred taxes ...........................................       (14,040)            --            --           (14,040)
  Amortization of bond discount ............................        24,731             --            --            24,731
  Equity in loss of subsidiaries ...........................           499         18,234       (18,733)               --
  Dividends from non-guarantor companies ...................           922           (922)           --                --
  Loss on the sale of property and equipment, net ..........           390             18            --               408
  Changes in assets and liabilities:
   Accounts and notes receivable ...........................        (6,663)           159            --            (6,504)
   Receivables and payables -- affiliates ..................           399           (399)           --                --
   Inventories .............................................         1,830             32            --             1,862
   Other assets ............................................        (4,332)          (582)          904            (4,010)
   Accounts payable and accrued expenses ...................        21,631            299            --            21,930
   Income taxes payable ....................................           662           (245)           --               417
   Other long-term liabilities .............................        18,918            217            --            19,135
                                                             -------------     ----------     ---------     -------------
  Net cash provided by operating activities ................        72,412          1,419            --            73,831
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of operating units, net of cash acquired .....    (1,454,213)         3,285            --        (1,450,928)
 Purchases of property and equipment .......................       (15,930)        (1,011)           --           (16,941)
 Proceeds from sales of property and equipment .............           584            170            --               754
                                                             -------------     ----------     ---------     -------------
  Net cash provided by (used in) investing activities ......    (1,469,559)         2,444            --        (1,467,115)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing
  costs ....................................................     1,059,277             --                       1,059,277
 Payments on long-term debt ................................       (38,875)            --            --           (38,875)
 Capital contribution ......................................       420,750             --            --           420,750
 Payment of noncompete obligations .........................        (2,892)            --            --            (2,892)
                                                             -------------     ----------     ---------     -------------
  Net cash provided by financing activities ................     1,438,260             --            --         1,438,260
                                                             -------------     ----------     ---------     -------------
  Effect of exchange rates on cash .........................        (1,453)            45            --            (1,408)
                                                             -------------     ----------     ---------     -------------
  Net increase in cash .....................................        39,660          3,908            --            43,568
  Cash and cash equivalents at beginning of period .........            --             --            --                --
                                                             -------------     ----------     ---------     -------------
  Cash and cash equivalents at end of period ............... $      39,660     $    3,908     $      --     $      43,568
                                                             =============     ==========     =========     =============



AMF BOWLING, INC. AND SUBSIDIARIES


SELECTED QUARTERLY DATA



                                                 (UNAUDITED)                                    (UNAUDITED)
                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                                    1997                                            1998
                               ---------------------------------------------   -------------------------------------------------
                                MARCH 31   JUNE 30  SEPTEMBER 30  DECEMBER 31   MARCH 31    JUNE 30    SEPTEMBER 30   DECEMBER 31
QUARTERS ENDED                 --------- --------- -------------- ----------   ---------    ---------  ------------   -----------
Net sales .....................$ 157.6    $ 160.5     $  187.5     $  208.1     $  187.6     $  162.2      $  172.5      $  215.8
Operating income (loss) .......   29.7       12.7         17.5         23.0         26.3        (12.6)        (13.1)          9.0
Net income (loss)
 before extraordinary items ...    0.1      (12.3)       (10.2)        (9.8)        (0.6)       (35.8)        (35.6)        (53.9)
Extraordinary items, net of
 tax (b) ......................     --         --           --        (23.4)          --           --            --            --
Net income (loss) .............    0.1      (12.3)       (10.2)       (33.2)        (0.6)       (35.8)        (35.6)        (53.9)
Net income (loss) per
 share before extraordinary
 items (a) ....................   0.00      (0.29)    $  (0.24)   $   (0.18)    $  (0.01)    $  (0.60)     $  (0.60)     $  (0.90)
Per share effect of
 extraordinary items (a) (b) ..     --         --           --        (0.44)          --           --            --            --
                               --------   --------   ----------   ----------   ----------   ----------    ----------    ----------
Net income (loss) per
 share (a)..................... $ 0.00    $ (0.29)    $  (0.24)   $   (0.62)    $  (0.01)    $  (0.60)     $  (0.60)     $  (0.90)
                               ========  =========   ==========   ==========   ==========   ==========    ==========    ==========


--------
(a) Basic and diluted. Outstanding stock options and warrants are not considered as their effect is antidilutive.
(b) Costs incurred in connection with the use of proceeds of the Initial Public Offering. See "Note 9. Long-Term Debt" and "Note 12. Stockholders' Equity" in the Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND THE STOCKHOLDERS
AMF BOWLING GROUP



     In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of AMF Bowling Group at April 30, 1996 and the results of its operations and its cash flows for the four months ended April 30, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP



Norfolk, Virginia
June 28, 1996

AMF BOWLING GROUP


COMBINED BALANCE SHEET
(in thousands of dollars)


                                                                                      APRIL 30,
                                                                                        1996
                                                                                    ------------
ASSETS
CURRENTS ASSETS:
 Cash and cash equivalents ......................................................     $ 21,913
 Accounts and notes receivable, net of allowance for doubtful accounts of $3,110        33,887
 Accounts and notes receivable -- affiliates ....................................          166
 Inventories ....................................................................       43,296
 Prepaid expenses and other .....................................................        6,113
                                                                                      --------
  TOTAL CURRENT ASSETS ..........................................................      105,375
Property and equipment, net .....................................................      251,544
Other assets ....................................................................       18,330
                                                                                      --------
  TOTAL ASSETS ..................................................................     $375,249
                                                                                      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ...............................................................     $ 23,670
 Book overdrafts ................................................................        5,724
 Accrued expenses and deposits ..................................................       34,916
 Long-term debt, current portion ................................................           10
 Income taxes payable ...........................................................        1,757
                                                                                      --------
  TOTAL CURRENT LIABILITIES .....................................................       66,077
Long-term debt ..................................................................        1,958
Other liabilities ...............................................................        2,811
Deferred income taxes ...........................................................        1,429
                                                                                      --------
  TOTAL LIABILITIES .............................................................       72,275
                                                                                      ========
COMMITMENTS AND CONTINGENCIES (NOTE 9)
STOCKHOLDERS' EQUITY:
 Common stock ...................................................................          454
 Paid-in capital ................................................................      251,770
 Retained earnings ..............................................................       52,302
 Equity adjustment from foreign currency translation ............................       (1,552)
                                                                                      --------
   TOTAL STOCKHOLDERS' EQUITY ...................................................      302,974
                                                                                      --------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................................     $375,249
                                                                                      ========

The accompanying notes are an integral part of this financial statement.

AMF BOWLING GROUP


COMBINED STATEMENT OF OPERATIONS
(in thousands of dollars)


                                                                            FOUR MONTHS
                                                                               ENDED
                                                                             APRIL 30,
                                                                               1996
                                                                           ------------

OPERATING REVENUES:
 Sales of products and services ........................................    $ 164,371
 Revenue from operating lease activities ...............................          573
                                                                            ---------
  Total operating revenues .............................................      164,944
                                                                            ---------
OPERATING EXPENSES:
 Cost of sales, excluding depreciation of $791 .........................       43,118
 Bowling center operations .............................................       80,156
 Selling, general and administrative ...................................       35,557
 Depreciation and amortization .........................................       15,097
                                                                            ---------
  Total operating expenses .............................................      173,928
                                                                            ---------
  Operating loss .......................................................       (8,984)
NONOPERATING INCOME (EXPENSES):
 Interest expense ......................................................       (4,504)
 Other expenses, net ...................................................         (692)
 Interest income .......................................................          611
 Foreign currency transaction loss .....................................          (29)
                                                                            ---------
Loss before income taxes ...............................................      (13,598)
Income tax benefit .....................................................        1,731
                                                                            ---------
  Net loss .............................................................    $ (11,867)
                                                                            =========
PRO FORMA FINANCIAL INFORMATION (UNAUDITED):



                                                                    FOUR MONTHS
                                                                       ENDED
                                                                     APRIL 30,
                                                                       1996
                                                                   ------------
Net loss before income taxes and pro forma adjustments .........    $ (13,598)
Pro forma C Corporation--tax benefit ...........................        5,065
                                                                    ---------
Pro forma net loss .............................................    $  (8,533)
                                                                    =========

The accompanying notes are an integral part of this financial statement.

AMF BOWLING GROUP


COMBINED STATEMENT OF CASH FLOWS
(in thousands of dollars)


                                                                                    FOUR MONTHS
                                                                                       ENDED
                                                                                     APRIL 30,
                                                                                       1996
                                                                                   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ......................................................................    $ (11,867)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization ................................................       15,097
  Deferred income taxes ........................................................          414
  Changes in assets and liabilities, net of effects from companies acquired:
   Accounts and notes receivable, net ..........................................        4,784
   Receivables and payables--affiliates ........................................        1,535
   Inventories .................................................................       (3,631)
   Other assets and liabilities ................................................       (2,673)
   Accounts payable and accrued expenses .......................................        8,713
   Income taxes payable ........................................................       (5,745)
                                                                                    ---------
   Net cash provided by operating activities ...................................        6,627
                                                                                    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment ............................................       (6,874)
 Other .........................................................................        2,989
                                                                                    ---------
  Net cash used for investing activities .......................................       (3,885)
                                                                                    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Distributions to stockholders .................................................      (36,721)
 Payment of long-term debt .....................................................       (3,812)
 Proceeds on notes payable--stockholders, net ..................................        1,236
 Capital contributions by stockholders .........................................       24,805
 Collection of notes receivable--affiliates ....................................       19,408
 Other .........................................................................        3,988
                                                                                    ---------
  Net cash provided by financing activities ....................................        8,904
  Effect of exchange rates on cash .............................................          535
                                                                                    ---------
Net increase in cash ...........................................................       12,181
Cash at beginning of period ....................................................        9,732
                                                                                    ---------
Cash at end of period ..........................................................    $  21,913
                                                                                    =========

See Note 11 for supplemental disclosures to the Combined Statement of Cash
Flows.
The accompanying notes are an integral part of this financial statement.

AMF BOWLING GROUP


COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of dollars)



                                                                               EQUITY
                                                                             ADJUSTMENT
                                                                            FROM FOREIGN                   TOTAL
                                          COMMON     PAID-IN     RETAINED     CURRENCY                 STOCKHOLDERS'
                                          STOCK      CAPITAL     EARNINGS    TRANSLATION     OTHER        EQUITY
                                       ----------- ----------- -------------------------- ----------- --------------
Balance, December 31, 1995 ...........      1,538     63,781       101,080      (3,400)       (1,461)     161,538
 Net loss ............................         --         --       (11,867)         --            --      (11,867)
 Distribution to stockholders ........         --         --       (36,721)         --            --      (36,721)
 Increase in equity adjustment
   from foreign currency translation .         --         --            --       1,665            --        1,665
 Payment of notes receivable
  officer/stockholder ................         --         --            --          --         1,461        1,461
 Capital contributions ...............        102    187,989            --          --            --      188,091
 Other ...............................     (1,186)        --          (190)        183            --       (1,193)
                                           ------    -------       -------      ------        ------      -------
Balance, April 30, 1996 ..............  $     454   $251,770    $   52,302    $ (1,552)    $      --    $ 302,974
                                        =========   ========    ==========    ========     =========    =========


The accompanying notes are an integral part of this financial statement.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS
(in thousands of dollars, except share data)


NOTE 1. ORGANIZATION

     AMF Bowling Group ("the Combined Companies") consisted of the following entities:

     S Corporations

     o AMF Bowling, Inc. ("AMF Bowling")

     o AMF Bowling Centers, Inc. ("AMF Bowling Centers")

     o AMF Beverage Company of Oregon, Inc.

     o King Louie Lenexa, Inc.

     o AMF Bowling Centers (Aust) International Inc.

     o AMF Bowling Centers (Canada) International Inc.

     o AMF BCO-France One, Inc.

     o AMF BCO-France Two, Inc.

     o AMF Bowling Centers (Hong Kong) International Inc.

     o AMF Bowling Centers International Inc.-Japan

     o AMF Bowling Mexico Holding, Inc.

     o Boliches AMF, Inc.

     o AMF Bowling Centers II Inc.-Switzerland

     o AMF BCO-U.K. One, Inc.

     o AMF BCO-U.K. Two, Inc.

     o AMF BCO-China, Inc.

     o AMF Bowling Centers China, Inc.

     Other

     o AMF Catering Services Pty, Ltd.

     o Bush River Corporation

     Pursuant to a Stock Purchase Agreement dated February 16, 1996 between AMF Group Holdings, Inc. and the stockholders of AMF Bowling Group (the "Combined Companies"), on May 1, 1996, AMF Group Holdings, Inc. (the "Company"), through its subsidiaries, acquired the Combined Companies in a stock purchase of all the outstanding stock of the separate domestic and foreign corporations that constitute substantially all of the Combined Companies and through the purchase of certain assets of the Combined Companies' bowling center operations in Spain and Switzerland. Prior to the acquisition, the Combined Companies were controlled by the Virginia Investment Trust.

     The Combined Companies operated bowling centers in the United States and in 9 foreign countries and manufactured and distributed a full line of bowling and leisure related products. The principal markets for bowling and leisure related equipment are domestic and foreign independent bowling center operators. The accompanying combined financial statements have been prepared for the purpose of presenting the financial position and results of operations of the bowling related operations of the various entities.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 1. ORGANIZATION continued


     The Company did not acquire the assets of two bowling centers located in Madrid, Spain and Geneva, Switzerland (both of which were retained by the sellers) and, accordingly, the April 30, 1996 combined financial statements exclude the assets of these centers. As a result of the acquisition, the Company, at May 1, 1996, owns or operates 205 of the Combined Companies' domestic bowling centers and 78 international bowling centers. The purchase price for the acquisition was approximately $1,300,000, subject to certain postclosing adjustments, less approximately $2,000 representing debt of the Combined Companies which remained in place following the closing of the acquisition (the "Closing").

     The revaluation, in accordance with Accounting Principles Board Opinion No. 16, of the Combined Companies' assets and liabilities as a result of the Stock Purchase Agreement has not been reflected in the accompanying combined financial statements. In addition, no adjustments have been recorded to reflect any tax liability resulting from the stock purchase and the related Section 338
(h) (10) election.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying combined financial statements have been prepared on the accrual basis of accounting and conform in all material respects to accounting principles generally accepted in the United States. The accompanying combined financial statements are stated in U.S. dollars. All significant intercompany and intracompany balances and transactions have been eliminated in the accompanying combined financial statements.


USE OF ESTIMATES

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The more significant estimates made by management include allowances for obsolete inventory, uncollectable accounts receivable, product warranty costs and litigation and claims. Actual results could differ from those estimates.


REVENUE RECOGNITION

     Revenue is generally recognized from the sale of products at the time the products are shipped. For larger contract orders, the Combined Companies generally require that customers submit a deposit as a condition of accepting the order. For nonaffiliate international sales, the Combined Companies generally require the customer to obtain a letter of credit prior to shipment.


WARRANTY COSTS

     AMF Bowling offers warranties for its various products and provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold. Warranty expense aggregated approximately $1,313 for the four months ended April 30, 1996.


CASH AND CASH EQUIVALENTS

     For the purpose of the statement of cash flows, the Combined Companies consider all highly liquid debt instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.


INVENTORIES

     Manufacturing inventory is valued at the lower of cost or market, cost being determined using the last-in, first-out ("LIFO") method for domestic inventories and the first-in, first-out ("FIFO") method for foreign inventories.

     Bowling center inventory is valued at the lower of cost or market with the cost being determined using the actual or average cost method.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Expenditures for maintenance and repairs which do not improve or extend the life of an asset are charged to expense as incurred; major renewals or betterments are capitalized to the property accounts. Upon retirement or sale of an asset, its cost and related accumulated depreciation are removed from the property accounts, and any gain or loss is recognized.

     Property and equipment are depreciated over their estimated useful lives using straight-line and accelerated methods. Estimated useful lives of property and equipment for financial reporting purposes are as follows:

             Buildings and improvements        5 - 40 years
             Bowling and related equipment     5 - 10 years
             Manufacturing equipment           2 - 7 years
             Furniture and fixtures            3 - 8 years


     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS No. 121"). SFAS No. 121 is effective for fiscal year 1996 for the Company. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. The adoption of SFAS No. 121 did not have a material effect on the financial position or results of operations of the Company.


INCOME TAXES

     Certain of the Combined Companies included in the accompanying combined financial statements have elected S Corporation status under the Internal Revenue Code (see Note 1). As an S Corporation, the companies may be liable for U.S. federal income taxes under certain circumstances and liable for state income taxes in certain jurisdictions; all other domestic income taxes are the responsibility of the Combined Companies' stockholders.

     The foreign branches of the S Corporations and other foreign entities file income tax returns and pay taxes in their respective countries. The stockholders receive a tax credit, subject to certain limitations, in their U.S. federal income tax returns for foreign taxes paid by the foreign branches of the U.S. Corporation and certain other foreign entities.

     The Combined Companies account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109"). SFAS No. 109 mandates the liability method for computing deferred income taxes. Because the Combined Companies have elected S Corporation status, deferred income taxes are only provided with respect to state and foreign income taxes.


RESEARCH AND DEVELOPMENT COSTS

     Expenditures relating to the development of new products, including significant improvements and refinements to existing products, are expensed as incurred. The amount charged against income was approximately $875 for the four months ended April 30, 1996.


ADVERTISING COSTS

     Costs incurred for producing and communicating advertising are expensed when incurred. The amount charged against income was approximately $3,575 for the four months ended April 30, 1996.


FOREIGN CURRENCY

     In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," all assets and liabilities of the Combined Companies' foreign operations are translated from foreign currencies into U.S. dollars at year-end exchange rates. Revenues and expenses of foreign operations are translated using average exchange rates that existed during the year and reflect currency exchange gains and losses resulting from transactions conducted in nonlocal currencies. Adjustments resulting from the translation of financial statements of foreign operations into U.S. dollars are included in the equity adjustment from foreign currency

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued


translation on the accompanying combined balance sheets. Gains and losses arising from transactions in foreign currencies are included as a separate item in the accompanying combined statement of operations.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value at April 30, 1996 because of the short maturity of these instruments. The carrying value of long-term receivables and payables approximated fair value as of April 30, 1996 based upon market rates for similar instruments.


NONCOMPETE AGREEMENTS

     The Combined Companies have certain noncompete agreements with individuals. The assets are recorded at cost or at the present value of payments to be made under these agreements, discounted at annual rates ranging from 8%-10%. The assets are included in other current and noncurrent assets and are amortized on a straight-line basis over the terms of the agreements. Noncompete obligations were $3,095 at April 30, 1996.


COMMON STOCK

     The common stock account represents the aggregate number of shares outstanding for all the Combined Companies multiplied by the respective par value at each of the Combined Companies.


NOTE 3. RELATED PARTY TRANSACTIONS

     The Combined Companies had related party transactions with several companies which are affiliated through common ownership and with certain of its officers, directors and stockholders. The majority of balances with affiliated companies were liquidated on or prior to April 30, 1996. Interest income and expense during the four months ended April 30, 1996 were not significant to the operating results of the Combined Companies.

     The Combined Companies were charged $512 for the four months ended April 30, 1996 in management fees for certain consulting and administrative services performed by affiliated companies.

     In May 1995, the Combined Companies began purchasing health insurance from CCA Industries, an affiliated company, on a fully-insured basis. Total premiums for the four months ended April 30, 1996 were $411.

     The Combined Companies lease equipment from CCA Financial, an affiliated company. Rent expense was $203 for the four months ended April 30, 1996.


NOTE 4. INVENTORIES

     Inventories at April 30, 1996 consist of the following:







                                                       APRIL 30, 1996
                                                      ---------------
           Raw materials ..........................       $10,325
           Work-in-progress .......................         2,084
           Finished goods and spare parts .........        28,661
           Merchandise inventory ..................         3,033
                                                          -------
                                                           44,103
           Inventory valuation reserves ...........          (807)
                                                          -------
                                                          $43,296
                                                          =======

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 4. INVENTORIES continued
     Inventories were determined using the following methods at April 30, 1996:




                                                      APRIL 30, 1996
                                                     ---------------

           LIFO (Domestic manufacturing) .........       $27,128
           FIFO (Foreign manufacturing) ..........        13,135
           Other (Merchandise inventory) .........         3,033
                                                         -------
                                                         $43,296
                                                         =======


     If LIFO inventories had been valued at current costs, they would have been greater by $2,527 at April 30, 1996.


NOTE 5. PROPERTY AND EQUIPMENT

     Property and equipment at April 30, 1996 consist of the following:


                                                                        APRIL 30, 1996
                                                                       ---------------
           Land ....................................................     $   25,891
           Buildings and improvements ..............................        143,147
           Equipment, furniture and fixtures .......................        256,308
           Construction in progress ................................            110
                                                                         ----------
                                                                            425,456
           Less: accumulated depreciation and amortization .........       (173,912)
                                                                         ----------
                                                                         $  251,544
                                                                         ==========

     Depreciation expense was $14,523 for the four months ended April 30, 1996.



NOTE 6. ACCRUED EXPENSES AND DEPOSITS

     Accrued expenses and deposits at April 30, 1996 consist of the following:




                                                APRIL 30, 1996
                                               ---------------

  Accrued compensation .....................       $ 9,714
  League bowling accounts ..................         3,776
  Other ....................................        21,426
                                                   -------
                                                   $34,916
                                                   =======

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 7. LONG-TERM DEBT


     Long-term debt at April 30, 1996 consists of the following:




                                          APRIL 30,
                                            1996
                                         ----------

  Mortgage and equipment notes .........   $1,968
  Current maturities ...................      (10)
                                           ------

  Long-term portion ....................   $1,958
                                           ======


     The mortgage and equipment notes were secured by first deeds of trust on various bowling centers. The notes generally required monthly payments and matured at various times through October 2008. Interest rates on these notes were generally fixed and ranged from 3% to 12%. The notes were repaid on or prior to April 30, 1996, except for one.


NOTE 8. INCOME TAXES



     Loss before income taxes consists of the following:




                           FOUR MONTHS
                              ENDED
                            APRIL 30,
                              1996
                          ------------

  United States .........  $  (7,757)
  Foreign ...............     (5,841)
                           ---------

                           $ (13,598)
                           =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 8. INCOME TAXES continued

     The income tax benefit (provision) consists of the following:




                                    FOUR MONTHS
                                       ENDED
                                     APRIL 30,
                                       1996
                                   ------------

  CURRENT TAX BENEFIT (PROVISION)
  U.S. federal ...................    $   --
  State and local ................       205
  Foreign ........................     1,940
                                      ------
  Total current ..................     2,145
                                      ------
  DEFERRED TAX BENEFIT (PROVISION)
  U.S. federal ...................        --
  State and local ................        --
  Foreign ........................      (414)
                                      ------
  Total deferred .................      (414)
                                      ------
  Total benefit ..................    $1,731
                                      ======


     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:



                                          APRIL 30,
                                            1996
                                         ----------

  DEFERRED TAX ASSETS
  Current assets .......................  $    815
  Noncurrent assets ....................       799
                                          --------
  Total deferred tax assets ............     1,614
                                          --------
  DEFERRED TAX LIABILITIES
  Noncurrent liabilities ...............    (1,429)
                                          --------
  Total deferred tax liabilities .......    (1,429)
                                          --------
  Net deferred tax assets ..............  $    185
                                          ========


     The primary determination of the deferred tax assets are book accruals not deductible for tax purposes, such as the allowance for bad debts, inventory reserves and various other accruals. Deferred tax liabilities are a result of accelerated depreciation methods used for tax purposes.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 8. INCOME TAXES continued



     The benefit for income taxes differs from the amount computed by applying the statutory rate of 35% for the four months ended April 30, 1996 to loss before income taxes. The principal reasons for this difference are follows:



                                                         FOUR MONTHS
                                                            ENDED
                                                          APRIL 30,
                                                            1996
                                                        ------------

  Tax benefit at federal statutory rate ...............   $  4,759
  (Increase) decrease in rates resulting from:
  S Corporation election for U.S. federal tax purposes      (4,759)
  State and local taxes ...............................        205
  Foreign income taxes ................................      1,526
                                                          --------
  Total ...............................................   $  1,731
                                                          ========


     PRO FORMA PROVISION FOR INCOME TAXES (UNAUDITED)



     As a result of the Stock Purchase Agreement, the Combined Companies will no longer be treated as an S Corporation for income tax purposes in the United States and in certain state jurisdictions.

     Accordingly, the combined statements of operations include a pro forma adjustment for income taxes which would have been recorded if the Combined Companies had not been an S Corporation based on tax laws in effect during these periods. The pro forma adjustment was computed separately for each entity and then combined, except for purposes of computing the utilization of foreign tax credits related to the worldwide bowling center operations, the domestic and worldwide bowling center operations were considered in the aggregate.

     PRO FORMA TAX BENEFIT IS AS FOLLOWS:



                             FOUR MONTHS
                                ENDED
                              APRIL 30,
                                1996
                            ------------
                             (UNAUDITED)

  CURRENT
  U.S. federal ............    $3,222
  State and local .........       329
  Foreign .................     1,940
                               ------

  Total current ...........     5,491
                               ------

  DEFERRED
  U.S. federal ............       (85)
  State and local .........        73
  Foreign .................      (414)
                               ------

  Total deferred ..........      (426)
                               ------

  Total benefit ...........    $5,065
                               ======

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 8. INCOME TAXES continued

     Temporary differences and carryforwards which give rise to pro forma deferred tax assets and liabilities at April 30, 1996 are as follows:




                                           APRIL 30,
                                             1996
                                         ------------
                                          (UNAUDITED)

  DEFERRED TAX ASSETS
  Current assets .......................   $  3,851
  Noncurrent assets ....................        192
                                           --------
  Total deferred tax assets ............      4,043
                                           --------
  DEFERRED TAX LIABILITIES
  Noncurrent liabilities ...............     (6,170)
                                           --------
  Total deferred tax liabilities .......     (6,170)
                                           --------
  Net deferred tax liabilities .........   $ (2,127)
                                           ========


     Pro forma deferred income taxes relate primarily to timing differences between financial and income tax reporting for depreciation and certain accruals which are not currently deductible for income tax purposes.

     A reconciliation of the Combined Companies' pro forma United States Income tax benefit computed by applying the statutory United States federal income tax rate of 35% to the Combined Companies' loss before income taxes is presented in the following table:




                                                  FOUR MONTHS
                                                     ENDED
                                                   APRIL 30,
                                                     1996
                                                 ------------
                                                  (UNAUDITED)

  Tax benefit at federal statutory rate ........   $ 4,759
  (Increase) decrease in rates resulting from:
  State and local taxes, net ...................       402
  Foreign income taxes .........................     1,526
  Foreign tax credits ..........................    (1,526)
  Nondeductible items ..........................       (91)
  Other ........................................        (5)
                                                   ----------
                                                   $ 5,065
                                                   =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 9. COMMITMENTS AND CONTINGENCIES



LEASES

     The Combined Companies lease certain facilities and equipment under operating leases which expire at various dates through 2011. These leases generally contain renewal options and require the Combined Companies to pay taxes, insurance, maintenance and other expenses in addition to the minimum annual rentals. Certain leases require contingent payments based on usage of equipment above certain specified levels. Such contingent rentals amounted to $293 for the four months ended April 30, 1996.

     Future minimum rental payments under the operating lease agreements are as follows:




PERIOD ENDING
DECEMBER 31,
------------

  1996 (eight months) ..........  $ 15,200
  1997 .........................    14,900
  1998 .........................    12,800
  1999 .........................    10,900
  2000 .........................     8,900
  Thereafter ...................    49,600
                                  --------
                                  $112,300
                                  ========


     Total rent expense under operating leases aggregated approximately $7,487 for the four months ended April 30, 1996.


LITIGATION AND CLAIMS

     AMF Bowling terminated its Korean distributorship agreement. The Korean distributor filed suit against the company in Korea seeking an injunction against AMF Bowling's Seoul Korea branch to prevent AMF Bowling from selling bowling and bowling related products in Korea. The Korean Court dismissed the suit on jurisdiction grounds subsequent to year-end. Such a decision is subject to an appeal.

     On January 10, 1996, the Korean distributor filed a second suit in the Supreme Court of the State of New York against AMF Bowling and AMF Bowling Centers. The suit alleges a number of complaints related to the conduct and termination of the Korean distributorship agreement and alleges that the defendants caused the Korean distributor's insolvency. The Korean distributor is seeking compensatory damages of at least $41,759 and punitive damages of at least $100,000 or ten times the amount of compensatory damages awarded, whichever is greater, under each of seven causes of action set forth in the suit.

     Management believes that the Korean distributorship agreement was properly terminated. Management intends to vigorously defend against this claim and believes the resolution of such claim will not have a significant effect on the Combined Companies' combined financial position or results of operations. Under terms of the sale agreement (Note 1), the current AMF shareholders have agreed to indemnify the buyers for any loss related to this litigation.

     On March 5, 1996, the defendant in an action entitled Northland Bowl and Sports Center, Inc. and Recreation Associates, II v. Golden Giant, Inc., d/b/a Golden Giant Building System, Court of Common Pleas, Centre County, Pa. (Index No. 96-75), asserted a third-party claim against AMF Bowling and other parties. Defendant, Golden Giant, a construction company, was previously named as defendant by a bowling center (not owned or operated by the Combined Companies) in connection with the collapse of the center's roof in early 1994. Golden Giant has now named AMF Bowling, charging it with negligence and breach of implied warranty for installing scoring monitors (four years before the roof collapsed) on a portion of the building that allegedly could not adequately support the additional weight of the equipment. The bowling center plaintiff claims total damages in amounts exceeding $3,500, and Golden Giant asserts that, if plaintiff is entitled to any recovery, it should be in whole or part against AMF Bowling.

     AMF Bowling is involved in two patent infringement suits. The plaintiff in the first case, a competitor of AMF Bowling's Century division, obtained a summary judgment on the issue of liability in December 1994. The court recently issued an order which will permit AMF to appeal. The plaintiff claims damages

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 9. COMMITMENTS AND CONTINGENCIES continued

in the range of $3,000 to $9,000. A trial on damages will not occur unless and until the liability issue is resolved against AMF Bowling. Management intends to vigorously contest the claim and believes the resolution of such claim will not have a significant effect on the Combined Companies' combined financial position or results of operations.

     The second patent infringement suit relates to AMF Bowling's Pins and Lanes division. Management has settled this claim for $250 during the four months ended April 30, 1996.

     AMF Bowling Centers and AMF Bowling are defendants in a wrongful death suit related to an employee. The employee's estate is seeking compensatory damages up to $3,000 plus $3,000 in punitive damages. However, the plaintiff's counsel has verbally offered to settle the case for $350. Management expects to vigorously contest the claim and believes the resolution of such claim will not have a significant effect on the Combined Companies' combined financial position or results of operations.

     In addition, the Combined Companies are involved in certain other lawsuits and claims arising out of normal business operations. The majority of these relate to accidents at the Combined Companies' bowling centers. Management believes that the ultimate resolution of such matters will not materially affect the Combined Companies' results of operations or financial position.

     While the ultimate outcome of the litigation and claims against the Combined Companies cannot presently be determined, management believes the Combined Companies have made adequate provision for possible losses. At April 30, 1996 the Combined Companies had recorded reserves aggregating approximately $2,900 for litigation and claims.


NOTE 10. EMPLOYEE BENEFIT PLANS AND BONUS

     The Combined Companies have a defined contribution 401(k) plan to which domestic employees may make voluntary contributions based on their compensation. Under the provisions of the plan, the Combined Companies can, at their option, match a discretionary percentage of employee contributions and make an additional contribution as determined by their Board of Directors. Contributions vest 100% after a five-year period. The amount charged to expense under this plan was approximately $410 for the four months ended April 30, 1996.

     One of the Combined Companies has a Stock Performance Plan (the "Plan") for certain key employees. Under the terms of the Plan, eligible employees earn Stock Performance Units as a result of the Company meeting certain operating performance conditions, as defined by the Plan, relating to (1) sales, (2) cash flow and (3) operating results. Benefits under the Plan vest over a five-year period and will be paid in installments over a ten-year period without interest (or less if specified by the Company's Board of Directors) upon the termination of an eligible employee. The Plan can be terminated or amended at any time by the Company's Board of Directors. The amount charged to expense under this plan was approximately $1,479 for the four months ended April 30, 1996. The agreement contains a provision which would accelerate the payout of the benefits from ten years to five years upon a change-of-control event and would require that interest be paid on the unpaid balance. On April 30, 1996, the Combined Companies made payments of $3,085 related to these plans and the plans were terminated.

     Certain of the Combined Companies' foreign operations have employee benefit plans covering selected employees. These plans vary as to the funding, including local government, employee and employer funding. Each company has provided pension expense and made contributions to these plans in accordance with the requirements of the plans and local country practices. The amount charged to expense under these plans aggregated $291 for the four months ended April 30, 1996.

     On April 30, 1996, the Combined Companies paid bonuses and special payments to employees, former employees and former directors of $43,760 in recognition of their services.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 11. SUPPLEMENTAL DISCLOSURES TO THE COMBINED STATEMENT OF CASH FLOWS





                                                     FOUR MONTHS
                                                        ENDED
                                                      APRIL 30,
                                                        1996
                                                    ------------
  Cash paid during the year for:
  Interest ........................................   $ 12,862
  Income taxes ....................................   $  5,359
  Noncash capital contribution by the stockholders:
  Debt forgiveness ................................   $163,184

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 12. BUSINESS SEGMENTS

     The Combined Companies operate in two major lines of business: operation of bowling centers and manufacturing of bowling and related products. Information concerning operations in these business segments for the four months ended April 30, 1996 and identifiable assets at April 30, 1996 are presented below:



                                                   FOUR MONTHS
                                                      ENDED
                                                  APRIL 30, 1996
                                                 ---------------

         Revenues from unaffiliated customers
          Bowling centers
              Domestic .......................      $  75,000
              International ..................         33,500
          Manufacturing ......................         56,400
                                                    ---------
                                                    $ 164,900
                                                    =========
         Intersegment sales
          Bowling centers
              Domestic .......................      $      --
              International ..................
          Manufacturing ......................          4,600
                                                    ---------
                                                    $   4,600
                                                    =========
         Operating (loss) income
         Intersegment sales
          Bowling centers
              Domestic .......................      $   3,600
              International ..................         (2,500)
          Manufacturing ......................         (9,600)
          Eliminations .......................           (500)
                                                    ---------
                                                    $  (9,000)
                                                    =========
         Identifiable assets
          Bowling centers
              Domestic .......................      $ 218,300
              International ..................         65,400
          Manufacturing ......................        101,500
          Eliminations .......................      $ (10,000)
                                                    ---------
                                                    $ 375,200
                                                    =========
         Depreciation and amortization expense
          Bowling centers
              Domestic .......................      $  11,800
              International ..................          2,500
          Manufacturing ......................          1,200
          Eliminations .......................           (400)
                                                    ---------
                                                    $  15,100
                                                    =========
         Capital expenditures
          Bowling centers
              Domestic .......................      $   5,100
              International ..................          2,300
          Manufacturing ......................            400
          Eliminations .......................           (900)
                                                    ---------
                                                    $   6,900
                                                    =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)




NOTE 13. GEOGRAPHIC SEGMENTS



     Information about the Combined Companies' operations in different geographic areas for the four months ended April 30, 1996 and identifiable assets at April 30, 1996 are presented below:




                                                  FOUR MONTHS
                                                     ENDED
                                                 APRIL 30, 1996
                                                ---------------

         Net operating revenue:
          United States .....................      $103,800
          Japan .............................        13,700
          Hong Kong .........................        14,000
          Korea .............................         5,800
          Australia .........................        14,700
          United Kingdom ....................         7,300
          Mexico ............................         2,100
          Sweden ............................         1,200
          Canada ............................           300
          Spain .............................         1,000
          Other European countries ..........         5,200
          China .............................           400
          Eliminations ......................        (4,600)
                                                   --------
                                                   $164,900
                                                   ========


     Net operating revenues for the United States manufacturing operation has been reduced by approximately $21,500 for the four months ended April 30, 1996 to reflect the elimination of intercompany sales between the domestic manufacturing operation and the manufacturing foreign sales and service branches.




                                                 FOUR MONTHS
                                                    ENDED
                                                APRIL 30, 1996
                                               ---------------

         Operating (loss) income:
          United States ....................      $ (2,900)
          Japan ............................        (1,400)
          Hong Kong ........................           800
          Korea ............................          (300)
          Australia ........................        (1,300)
          United Kingdom ...................        (1,100)
          Mexico ...........................          (200)
          Sweden ...........................          (500)
          Canada ...........................            --
          Spain ............................          (100)
          Other European countries .........        (1,300)
          China ............................          (200)
          Eliminations .....................          (500)
                                                  --------
                                                  $ (9,000)
                                                  ========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 13. GEOGRAPHIC SEGMENTS continued
     Operating (loss) income for the United States manufacturing operation has been reduced by approximately $1,300 for the four months ended April 30, 1996 to reflect the elimination of intercompany gross profit between the domestic manufacturing operation and the manufacturing foreign sales and service branches.



                                                APRIL 30, 1996
                                               ---------------

         Identifiable assets:
          United States ....................      $ 290,400
          Japan ............................         17,200
          Hong Kong ........................          7,700
          Korea ............................          4,500
          Australia ........................         34,800
          United Kingdom ...................         12,200
          Mexico ...........................          5,100
          Sweden ...........................          2,200
          Canada ...........................            900
          Spain ............................            200
          Other European countries .........          7,700
          China ............................          2,300
          Eliminations .....................        (10,000)
                                                  ---------
                                                  $ 375,200
                                                  =========


     Identifiable assets for the foreign sales and service branches have been reduced by approximately $5,700 at April 30, 1996 to reflect the elimination of intercompany gross profit in inventory between the domestic manufacturing operations and the manufacturing foreign sales and service branches.

AMF BOWLING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)

NOTE 14. STOCKHOLDERS' EQUITY



                                                                           APRIL 30, 1996
                                     ----------------------------------------------------------------------------------------------
                                                                                                  EQUITY
                                                                                                ADJUSTMENT
                                                                                               FROM FOREIGN               TOTAL
                                                   ISSUED AND    COMMON   PAID IN    RETAINED    CURRENCY             STOCKHOLDERS'
                                      AUTHORIZED   OUTSTANDING   STOCK    CAPITAL    EARNINGS   TRANSLATION   OTHER      EQUITY
                                     ------------ -------------  ------  --------- ---------- -------------- ------- --------------
AMF Bowling, Inc ....................    10,000       950.6689   $  1    $ 51,778    $ 15,639     $   593       $--      $ 68,011
AMF Bowling Centers, Inc ............    15,000     9,485.1000      9     183,780       8,825          --        --       192,614
AMF Beverage Company of Oregon, Inc..    10,000        94.8510     --          --          --          --        --            --
King Louie Lenexa, Inc ..............    30,000        94.8510     --          --          --          --        --            --
AMF Catering Services Pty Ltd .......   100,000   100,000.0000     82          --          --          --        --            82
AMF Bowling Centers (Aust)
 International, Inc .................    10,000       948.5100      1         492      24,327       1,645        --        26,465
AMF Bowling Centers (Canada)
 International, Inc .................    10,000       948.5100      1       2,109      (1,238)         85        --           957
AMF BCO -- France One, Inc ..........    10,000     1,000.0000      1         220         533         (93)       --           661
AMF BCO -- France Two, Inc ..........    10,000     1,000.0000      1         595       1,440        (250)       --         1,786
AMF Bowling Centers (Hong Kong)
 International, Inc .................    10,000       948.5100      1         532       2,175          --        --         2,708
AMF Bowling Centers International,
 Inc. -- Japan ......................    10,000     9,485.1000     10       1,210       4,446         505        --         6,171
AMF Bowling Mexico Holding, Inc. ....     1,000        75.6972    322       1,856       2,563      (3,056)       --         1,685
Boliches AMF Inc ....................    10,000       100.0000      1         493         682        (814)       --           362
AMF Bowling Centers II
 Inc. -- Switzerland ................                              --          --         205         171        --           376
AMF BCO -- U.K. One, Inc ............    10,000       100.0000      1       1,597        (350)        (86)       --         1,162
AMF BCO -- U.K. Two, Inc ............    10,000       100.0000      1       4,357        (956)       (235)       --         3,167
AMF BCO -- China, Inc ...............    10,000     1,000.0000      1         577        (159)         (4)       --           415
AMF Bowling Centers China, Inc ......    10,000     1,000.0000      1       2,174        (600)        (13)       --         1,562
Bush River Corporation ..............   100,000    18,895.1919     20          --          --          --        --            20
Eliminations ........................        --            --      --          --      (5,230)         --        --        (5,230)
                                                                 ----    --------    --------     ---------     ---      --------
Totals ..............................                            $454    $251,770    $ 52,302     $(1,552)      $--      $302,974
                                                                 ====    ========    ========     =========     ===      ========


NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     On February 16, 1996, the stockholders of the Combined Companies executed a Stock Purchase Agreement, subject to certain closing conditions, to sell the stock and certain assets of the individual companies to AMF Group Holdings, Inc., through its subsidiaries. On May 1, 1996, the sale transaction was completed.

     In conjunction with the acquisition of the Combined Companies, AMF Bowling Worldwide, Inc. (formerly AMF Group Inc.), a subsidiary of AMF Group Holdings, Inc., issued Senior Subordinated Notes and Senior Subordinated Discount Notes on March 21, 1996. On May 1, 1996, AMF Bowling Worldwide, Inc. executed a bank credit agreement and certain additional subsidiaries of AMF Bowling Worldwide, Inc. became guarantors of the Senior Subordinated Notes and the Senior Subordinated Discount Notes. These financing arrangements provide for guarantees by the following companies which became indirect subsidiaries of AMF Bowling Worldwide, Inc., which is the borrower and issuer of the notes evidencing such indebtedness. Guarantor companies include the following:

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

     o AMF Bowling Centers, Inc.

     o Bush River Corporation

     o King Louie Lenexa, Inc.

     o AMF Beverage Company of Oregon, Inc.

     o AMF Bowling, Inc.

     o AMF Bowling Centers (Aust) International Inc.

     o AMF Bowling Centers (Canada) International Inc.

     o AMF BCO -- France One, Inc.

     o AMF BCO -- France Two, Inc.

     o AMF Bowling Centers (Hong Kong) International Inc.

     o AMF Bowling Centers International Inc. -- Japan

     o AMF Bowling Mexico Holding, Inc.

     o Boliches AMF, Inc.

     o AMF BCO -- U.K. One, Inc.

     o AMF BCO -- U.K. Two, Inc.

     o AMF BCO -- China, Inc.

     o AMF Bowling Centers China, Inc.

     Included with the guarantor companies at April 30, 1996 are AMF Bowling Centers Switzerland Inc. and AMF Bowling Centers Spain Inc., newly formed subsidiaries of AMF Bowling Worldwide, Inc., which, respectively, purchased assets of one bowling center and two bowling centers from AMF Bowling Centers II, Inc. (Switzerland) and AMF Bowling S.A., former Subsidiary of AMF Bowling Mexico Holdings, Inc.

     Non-guarantor companies at April 30, 1996 include the following foreign subsidiaries of certain guarantor companies:

     o AMF Bowling (Unlimited)

     o Worthington North Properties Limited

     o AMF Bowling France SNC

     o AMF Bowling de Paris SNC

     o AMF Bowling de Lyon La Part Dieu SNC

     o Boliches y Compania

     o Operadora Mexicana de Boliches, S.A.

     o Promotora de Boliches, S.A. de C.V.

     o Immeubles Obispado, S.A.

     o Immeubles Minerva, S.A.

     o Boliches Mexicano, S.A.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued



     o AMF Bowling Centers (China) Company

     o AMF Garden Hotel Bowling Center Company

     The following condensed combining information presents:

     o Condensed combining balance sheets as of April 30, 1996 and the related condensed combining statements of operations and of cash flows for the four months ended April 30, 1996.

     o Elimination entries necessary to combine the entities comprising the Combined Companies.

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

CONDENSED COMBINING BALANCE SHEETS
FOUR MONTHS ENDED APRIL 30, 1996



                                                                         GUARANTOR   NON-GUARANTOR                   COMBINED
                                                                         COMPANIES     COMPANIES     ELIMINATIONS    COMPANIES
                                                                        ----------- --------------- -------------- ------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ............................................  $ 18,628   $ 3,285         $     --         $ 21,913
 Accounts and notes receivable, net of allowance for doubtful accounts     32,316     1,571               --           33,887
 Accounts and notes receivable -- affiliates ..........................     2,463       380           (2,677)             166
 Inventories ..........................................................    41,831     1,465               --           43,296
 Prepaid expenses and other ...........................................     4,856     1,257               --            6,113
                                                                         --------   -------         --------         --------
  TOTAL CURRENT ASSETS ................................................   100,094     7,958           (2,677)         105,375
Property and equipment, net ...........................................   241,968    10,518             (942)         251,544
Investment in subsidiaries ............................................    10,643        --          (10,643)
Other assets ..........................................................    17,399       931               --           18,330
                                                                         --------   -------         --------         --------
  TOTAL ASSETS ........................................................  $370,104   $19,407         $(14,262)        $375,249
                                                                         ========   =======         ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable .....................................................  $ 21,760   $ 1,910         $     --         $ 23,670
 Book overdrafts ......................................................     5,724        --               --            5,724
 Accrued expenses and deposits ........................................    32,185     2,731               --           34,916
 Accounts and notes payable -- affiliates .............................        14     2,663           (2,677)              --
 Long-term debt, current portion ......................................        10        --               --               10
 Income taxes payable .................................................     1,078       679               --            1,757
                                                                         --------   -------         --------         --------
  TOTAL CURRENT LIABILITIES ...........................................    60,771     7,983           (2,677)          66,077
Long-term debt ........................................................     1,958        --               --            1,958
Other liabilities .....................................................     2,811        --               --            2,811
Deferred income taxes .................................................       648       781               --            1,429
                                                                         --------   -------         --------         --------
  TOTAL LIABILITIES ...................................................    66,188     8,764           (2,677)          72,275
                                                                         --------   -------         --------         --------
COMMITMENTS AND CONTINGENCIES STOCKHOLDERS' EQUITY:
 Common stock .........................................................       454     3,940           (3,940)             454
 Paid-in capital ......................................................   251,770     5,003           (5,003)         251,770
 Retained earnings ....................................................    53,244     6,247           (7,189)          52,302
 Equity adjustment from foreign currency translation ..................    (1,552)   (4,547)           4,547           (1,552)
                                                                         --------   -------         --------         --------
  TOTAL STOCKHOLDERS' EQUITY ..........................................   303,916    10,643          (11,585)         302,974
                                                                         --------   -------         --------         --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..........................  $370,104   $19,407         $(14,262)        $375,249
                                                                         ========   =======         ========         ========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued



CONDENSED COMBINING STATEMENTS OF OPERATIONS
FOUR MONTHS ENDED APRIL 30, 1996



                                                                   GUARANTOR      NON-GUARANTOR                       COMBINED
                                                                   COMPANIES        COMPANIES       ELIMINATIONS      COMPANIES
                                                                 -------------   ---------------   --------------   ------------
OPERATING REVENUE:
 Sales of products and services ..............................     $ 154,500         $10,731           $ (860)       $ 164,371
 Revenue from operating lease activities. ....................           323            250                --              573
                                                                   ---------         -------           ------        ---------
  Total operating revenues ...................................       154,823         10,981              (860)         164,944
                                                                   ---------         -------           ------        ---------
OPERATING EXPENSES:
 Cost of goods sold, excluding depreciation of $791 ..........        42,242          1,445              (569)          43,118
 Bowling center operations ...................................        71,289          8,985              (118)          80,156
 Selling, general and administrative .........................        34,875            682                --           35,557
 Depreciation and amortization ...............................        14,380            802               (85)          15,097
                                                                   ---------         -------           ------        ---------
 Total operating expenses ....................................       162,786         11,914              (772)         173,928
                                                                   ---------         -------           ------        ---------
 Operating loss ..............................................        (7,963)          (933)              (88)          (8,984)
NONOPERATING INCOME (EXPENSES):
 Interest expense ............................................        (4,501)            (3)               --           (4,504)
 Other expenses, net .........................................          (634)           (58)               --             (692)
 Interest income .............................................           574             37                --              611
 Equity in earnings of subsidiaries ..........................          (707)            --               707               --
 Foreign currency transaction gain (loss) ....................          (179)           150                --              (29)
                                                                   ---------         --------          ------        ---------
Loss before income taxes .....................................       (13,410)          (807)              619          (13,598)
Income tax benefit ...........................................         1,631            100                --            1,731
                                                                   ---------         --------          ------        ---------
 Net loss ....................................................     $ (11,779)        $ (707)           $  619        $ (11,867)
                                                                   =========         ========          ======        =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)



NOTE 15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

CONDENSED COMBINING STATEMENTS OF CASH FLOWS
FOUR MONTHS ENDED APRIL 30, 1996



                                                                    GUARANTOR    NON-GUARANTOR                    COMBINED
                                                                    COMPANIES      COMPANIES     ELIMINATIONS    COMPANIES
                                                                  ------------- --------------- -------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss .......................................................   $ (11,072)     $   (707)       $    (88)     $ (11,867)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
  Depreciation and amortization .................................      14,380           802             (85)        15,097
  Deferred income taxes .........................................         435           (21)             --            414
  Equity in earnings of subsidiaries ............................        (707)           --             707             --
  Change in assets and liabilities: .............................
   Accounts and notes receivable, net ...........................       4,821           (37)             --          4,784
   Receivables and payables -- affiliates .......................         593           942              --          1,535
   Inventories ..................................................      (3,655)           24              --         (3,631)
   Other assets and liabilities .................................      (3,476)          (34)            837         (2,673)
   Accounts payable and accrued expenses. .......................       7,634         1,079              --          8,713
  Income taxes payable ..........................................      (5,442)         (303)             --         (5,745)
                                                                    ---------      --------        --------      ---------
 Net cash provided by operating activities ......................       3,511         1,745           1,371          6,627
                                                                    ---------      --------        --------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment .............................      (6,046)       (1,001)            173         (6,874)
 Other ..........................................................       2,989            --              --          2,989
                                                                    ---------      --------        --------      ---------
 Net cash used for investing activities .........................      (3,057)       (1,001)            173         (3,885)
                                                                    ---------      --------        --------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Distributions to stockholders ..................................     (36,721)         (622)            622        (36,721)
 Payment of long-term debt ......................................      (3,812)           --              --         (3,812)
 Proceeds from notes payable -- stockholders, net ...............       1,236            --              --          1,236
 Capital contributions by stockholders ..........................      24,805         2,252          (2,252)        24,805
 Collection of notes receivable -- affiliates ...................      19,408            --              --         19,408
 Other ..........................................................       3,902            --              86          3,988
                                                                    ---------      --------        --------      ---------
  Net cash provided by financing activities .....................       8,818         1,630          (1,544)         8,904
  Effect of exchange rates on cash and cash equivalents .........         330           205              --            535
                                                                    ---------      --------        --------      ---------
Net increase in cash and cash equivalents .......................       9,602         2,579              --         12,181
Cash and cash equivalents at beginning of period ................       9,026           706              --          9,732
                                                                    ---------      --------        --------      ---------
Cash and cash equivalents at end of period ......................   $  18,628      $  3,285        $     --      $  21,913
                                                                    =========      ========        ========      =========

AMF BOWLING GROUP


NOTES TO COMBINED FINANCIAL STATEMENTS  continued
(in thousands of dollars, except share data)


NOTE 16. SUBSEQUENT EVENT (UNAUDITED)



     On October 10, 1996, AMF Bowling Centers, Inc., completed the acquisition of 50 bowling centers and certain related assets and liabilities from Charan Industries, Inc. pursuant to an Asset Purchase Agreement, dated as of September 10, 1996.

     The purchase was approximately $106,500, including certain adjustments and transaction costs. It was funded with approximately $40,000 from the sale of equity by AMF Group Holdings Inc., a wholly-owned subsidiary of AMF Holdings Inc., to its institutional stockholders and one of its directors and with $66,500 from available borrowing under the Company's Acquisition Facility.

     The April 30, 1996 combined financial statements do not reflect any adjustments or cost associated with the acquisition.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Arthur Andersen LLP has served as the Company's independent public accountants since 1996. Results for 1998, 1997 and 1996 have been audited by Arthur Andersen LLP.

     The Predecessor Company engaged PricewaterhouseCoopers LLP as its independent accountants. Results for the four months ended April 30, 1996 have been audited by PricewaterhouseCoopers LLP.


PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS
     The information required by this item is incorporated by reference to the sections entitled "Item 1 -- Election of Board of Directors -- General,"
" -- Nominees for Election as Directors" and "Meetings and Committees of the Board -- Section 16(a) Beneficial Ownership Reporting Compliance" on pages 2, 3 and 4 of the proxy statement filed since the close of the fiscal year ended December 31, 1998 (the "Proxy Statement") pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. Pursuant to Item 401(b) of Regulation S-K, certain information regarding the executive officers of the Registrant is reported in Item 4 of Part I of this report.



ITEM 11. EXECUTIVE COMPENSATION

     The information required by this item is incorporated by reference to the sections entitled "Executive Compensation -- Summary Compensation Table," " -- Stock Option Grants in Last Fiscal Year," " -- Aggregated Stock Option Exercises and Fiscal Year-End Option Value," " -- Employment Agreements," " -- Settlement Agreement," "Meetings and Committees of the Board -- Compensation of Directors" and " -- Compensation Committee Interlocks and Insider Participation" on pages 3, 4, 5, 6, 7 and 8 of the Proxy Statement. The information contained in "Executive Compensation -- Report of the Compensation Committee" and "Performance Graph" shall not be deemed "filed" as part of this report on Form 10-K.



ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by this item is incorporated by reference to the section entitled "Securities Owned by Management and Certain Beneficial Owners" on pages 10 and 11 of the Proxy Statement.



ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

     The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" on pages 12-14 of the Proxy Statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K
(A) FINANCIAL STATEMENTS AND SCHEDULES

     See "Item 8. Financial Statements and Supplemental Data."



(B) REPORTS ON FORM 8-K

     1. A current report dated September 30, 1998, was filed October 2, 1998, announcing that AMF Bowling Worldwide, Inc., a wholly-owned subsidiary of the Company, amended the terms of its $810 million credit facility with its lenders.

     2. A current report dated December 7, 1998 was filed with respect to litigation initiated by a Chinese customer against the Company and the Company's intent to appeal a judgment awarded to the customer in a Chinese court.


(C) EXHIBITS



 2.1     Stock Purchase Agreement, dated as of February 16, 1996, by and among AMF Group Holdings Inc. and the owners of the
         Predecessor Company. (1)
 2.2     Agreement, dated as of April 11, 1996, by and among AMF Group Holdings Inc. and the owners of the Predecessor Company amending certain terms of the Stock Purchase Agreement. (2)
 3.1     Restated Certificate of Incorporation of the Company. (3)
 3.2     By-Laws of the Company. (4)
 3.3     Certificate of Incorporation, as amended, of American Recreation Centers, Inc. (5)
 3.4     By-Laws of American Recreation Centers, Inc. (6)
 3.5     Certificate of Incorporation of Burleigh Recreation, Inc. (7)
 3.6     Amended and Restated By-Laws of Burleigh Recreation, Inc. (8)
 3.7     Certificate of Incorporation of 300, Inc. (9)
 3.8     By-Laws of 300, Inc. (10)
 3.9     Certificate of Incorporation, as amended, of Michael Jordan Golf Company, Inc. (11)
 3.10    By-Laws of Michael Jordan Golf Company, Inc. (12)
 3.11    Certificate of Incorporation of Michael Jordan Golf-Water Tower, Inc. (13)
 3.12    By-Laws of Michael Jordan Golf-Water Tower, Inc. (14)
 3.13    Certificate of Incorporation of MJG -- O'Hare, Inc. (15)
 3.14    By-Laws of MJG -- O'Hare, Inc. (16)
 3.15    Certificate of Incorporation of Lake Grove Centers, Inc. (17)
 3.16    By-Laws of Lake Grove Centers, Inc. (18)
 3.17    Certificate of Limited Liability Company of MBI No. 1, LLC. (19)
 3.18    Limited Liability Company Agreement of MBI No. 1, LLC. (20)
 3.19    Certificate of Limited Liability Company of AWI No. 1, LLC. (21)
 3.20    Limited Liability Company Agreement of AWI No. 1, LLC. (22)
 3.21    Certificate of Incorporation of AMF Bowling India Private LTD. (23)
 3.22    Articles of Association of AMF Bowling India Private LTD. (24)
 3.23    Articles of Association of AMF Bowling Poland Sp.zo.o (25)
 3.24    R.Q.P. Partnership Agreement (26)
 3.25    Joint Venture Agreement of Broadway Grand Properties (27)
 4.1     Specimen of Common Stock Certificate. (28)
 4.2     Indenture, dated as of March 21, 1996, as supplemented, by and among AMF Group Inc., the parties listed on Exhibit C thereto, as guarantors, and IBJ Schroder Bank & Trust Company with respect to the Senior Subordinated Notes. (29)
 4.3     Indenture, dated as of March 21, 1996, as supplemented, by and among AMF Group Inc., the parties listed on Exhibit C thereto, as guarantors, and American Bank National Association with respect to the Subsidiary Senior Subordinated
         Discount Notes. (30)

 4.4     Form of Senior Subordinated Note. (31)
 4.5     Form of Senior Subordinated Discount Note. (32)
 4.6     Purchase Agreement dated May 6, 1998, among the Company, the Designated Subsidiaries named therein and the Initial
         Purchasers named therein. (33)
 4.7     Indenture dated as of May 12, 1998, between the Company and the Bank of New York. (34)
 4.8     Registration Rights Agreement dated as of May 12, 1998, among the Company, the Designated Subsidiaries named therein and the Initial Purchasers named therein. (35)
 4.9     Form of the Company's Zero Coupon Convertible Debenture due 2018. (36)
10.1     Registration Rights Agreement, dated as of March 21, 1996, by and among the Company, the Guarantors and Goldman, Sachs
         & Co. (37)
10.2     Third Amended and Restated Credit Agreement among AMF Group Inc. and the Initial Lenders and Initial Issuing Banks and
         Goldman, Sachs & Co., as Syndication Agent, and Citibank, N.A., as Administrative Agent. (38)
10.3     AMF Holdings Inc. 1996 Stock Incentive Plan. (39)
10.4     Stockholders Agreement, dated as of April 30, 1996, by and among the Company and the Stockholders. (40)
10.5     Amendment No. 1, dated as of May 28, 1996, to the Stockholders Agreement. (41)
10.6     Amendment No. 2, dated as of May 31, 1996, to the Stockholders Agreement. (42)
10.7     Amendment No. 3, dated as of January 17, 1997, to the Stockholders Agreement. (43)
10.8     Amendment No. 4, dated as of January 17, 1997, to the Stockholders Agreement. (44)
10.9     Amendment No. 5, dated as of July 31, 1997, to the Stockholders Agreement. (45)
10.10    Amendment No. 6, dated as of December 31, 1997, to the Stockholders Agreement. (46)
10.11    Amendment No. 7, dated as of January 1, 1998, to the Stockholders Agreement. (47)
10.12    Registration Rights Agreement, dated as of April 30, 1996, by and among the Company and the Stockholders. (48)
10.13    Amendment No. 1, dated as of May 28, 1996, to the Registration Rights Agreement. (49)
10.14    Amendment No. 2, dated as of January 17, 1997, to the Registration Rights Agreement. (50)
10.15    Amendment No. 3, dated as of January 17, 1997, to the Registration Rights Agreement. (51)
10.16    Amendment No. 4, dated as of July 31, 1997, to the Registration Rights Agreement. (52)
10.17    Amendment No. 5, dated as of September 30, 1997, to the Registration Rights Agreement. (53)
10.18    Warrant Agreement, dated as of May 1, 1996, between the Company and The Goldman Sachs Group, L.P. (54)
10.19    Employment Agreement, dated as of May 1, 1996, by and among the Company, AMF Bowling, Inc. and Robert L. Morin. (55)
10.20    Employment Agreement, dated as of May 1, 1996, between the Company and Douglas J. Stanard. (56)
10.21    Stock Option Agreement, dated as of May 1, 1996, between the Company and Charles M. Diker. (57)
10.22    Employment Agreement, dated as of May 28, 1996, by and among the Company, AMF Group Inc. and Stephen E. Hare. (58)
10.23    Asset Purchase Agreement, dated as of September 10, 1996, by and between AMF Bowling Centers, Inc. and Charan
         Industries, Inc. (59)
10.24    Termination Agreement, dated as of February 28, 1997, by and among the Company, AMF Bowling, Inc. and Robert L. Morin.
         (60)
10.25    Stock Subscription Agreement, dated as of October 9, 1996, by and among the Company and the Purchasers (as defined therein). (61)
10.26    Agreement and Plan of Merger, dated as of January 17, 1997, by and among AMF Bowling Centers, Inc., Noah Acquisition and American Recreation Centers, Inc. (62)
10.27    Waiver and Amendment No. 1, dated as of March 24, 1997, to Amended and Restated Credit Agreement dated as of December
         20, 1996. (63)
10.28    Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of June 30, 1997. (64)
10.29    Interest Rate Cap Agreement, dated July 2, 1997. (65)
10.30    AMF Bowling, Inc. 1998 Stock Incentive Plan. (66)
10.31    Amendment No. 1 and Waiver to the Third Amended and Restated Credit Agreement dated as of September 30, 1998. (67)
10.32    Termination and Release Agreement, dated as of November 2, 1998, by and among AMF Bowling, AMF Bowling Worldwide and
         Douglas J. Standard. (68)
10.33    Employment Agreement, dated as of September 8, 1998, by and among AMF Bowling, Inc. and John P. Watkins. (69)
10.34    Amendment to the AMF Bowling, Inc. 1998 Stock Incentive Plan.
11.1     Computation of earnings per share.
21.1     Subsidiaries of the Company.
23.1     Consent of Arthur Andersen LLP.
23.2     Consent of PricewaterhouseCoopers LLP.


27.1        Financial Data Schedule.

NOTES TO EXHIBITS:



     (1)    Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
            333-4877).
     (2)    Incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
            333-4877).
     (3)    Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
            333-34099).
     (4)    Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
            333-34099).
     (5)    Incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
     (6)    Incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
     (7)    Incorporated by reference to Exhibit 3.5 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
     (8)    Incorporated by reference to Exhibit 3.6 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
     (9)    Incorporated by reference to Exhibit 3.7 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (10)    Incorporated by reference to Exhibit 3.8 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (11)    Incorporated by reference to Exhibit 3.9 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (12)    Incorporated by reference to Exhibit 3.10 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (13)    Incorporated by reference to Exhibit 3.11 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (14)    Incorporated by reference to Exhibit 3.12 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (15)    Incorporated by reference to Exhibit 3.13 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (16)    Incorporated by reference to Exhibit 3.14 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (17)    Incorporated by reference to Exhibit 3.15 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (18)    Incorporated by reference to Exhibit 3.16 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (19)    Incorporated by reference to Exhibit 3.17 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (20)    Incorporated by reference to Exhibit 3.18 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (21)    Incorporated by reference to Exhibit 3.19 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (22)    Incorporated by reference to Exhibit 3.20 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (23)    Incorporated by reference to Exhibit 3.21 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
    (24)    Incorporated by reference to Exhibit 3.22 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).

(25)     Incorporated by reference to Exhibit 3.23 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(26)     Incorporated by reference to Exhibit 3.24 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(27)     Incorporated by reference to Exhibit 3.25 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(28)     Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(29)     Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(30)     Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(31)     Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(32)     Incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(33)     Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-60959).
(34)     Incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-60959).
(35)     Incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-60959).
(36)     Incorporated by reference to Exhibit 4.9 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-60959).
(37)     Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(38)     Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(39)     Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(40)     Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(41)     Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(42)     Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(43)     Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(44)     Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(45)     Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(46)     Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(47)     Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(48)     Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(49)     Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(50)     Incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(51)     Incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(52)     Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 of AMF Bowling, Inc. (File No.
         333-34099).
(53)     Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(54)     Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(55)     Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(56)     Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(57)     Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(58)     Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 of AMF Group Inc. (File No.
         333-4877).
(59)     Incorporated by reference to Exhibit 1 to the Current Report on Form 8-K of AMF Group Inc., dated October 24, 1996
         (File No. 001-12131).
(60)     Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K of AMF Group Inc. for the fiscal year ended December 31, 1996 (File No. 001-12131).
(61)     Incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K of AMF Group Inc. for the fiscal year ended December 31, 1996 (File No. 001-12131).

(62)     Incorporated by reference to Exhibit 1 to the Current Report on Form 8-K of AMF Group Inc., dated January 17, 1997
         (File No. 001-12131).
(63)     Incorporated by reference to Exhibit 10.16 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-4
         of AMF Group Inc. (File No. 333-4877).
(64)     Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of AMF Group Inc. for the quarterly period ended June 30, 1997 (File No. 001-12131).
(65)     Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of AMF Group Inc. for the quarterly period ended June 30, 1997 (File No. 001-12131).
(66)     Incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K of AMF Bowling, Inc. for the fiscal year ended December 31, 1997 (File No. 001-13539).
(67)     Incorporated by reference to Exhibit 10.1 of AMF Bowling, Inc.'s Current Report on Form 8-K dated September 30, 1998
         (File No. 001-13539).
(68)     Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of AMF Bowling, Inc. for the quarterly period ended September 30, 1998 (File No. 001-13539).
(69)     Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of AMF Bowling, Inc. for the quarterly period ended September 30, 1998 (File No. 001-13539).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 19th day of March, 1999.

                                                      AMF BOWLING, INC.

                                                 /s/  STEPHEN E. HARE
                                                 ------------------------------
                                                      STEPHEN E. HARE
                          DIRECTOR/ACTING PRESIDENT AND CHIEF EXECUTIVE OFFICER/
                      EXECUTIVE VICE PRESIDENT/CHIEF FINANCIAL OFFICER/TREASURER

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of the 19th day of March, 1999.



            SIGNATURES                 TITLE
          -----------------        -----------
/s/   RICHARD A. FRIEDMAN           Chairman of the Board
--------------------------------
      RICHARD A. FRIEDMAN

 /s/  TERENCE M. O'TOOLE            Director
--------------------------------
      TERENCE M. O'TOOLE

 /s/  PETER M. SACERDOTE            Director
--------------------------------
      PETER M. SACERDOTE

/s/   CHARLES M. DIKER              Director
--------------------------------
      CHARLES M. DIKER

/s/   PAUL B. EDGERLEY              Director
--------------------------------
      PAUL B. EDGERLEY

 /s/  HOWARD A. LIPSON              Director
--------------------------------
      HOWARD A. LIPSON

/s/  THOMAS R. WALL, IV             Director
--------------------------------
     THOMAS R. WALL, IV

/s/  STEPHEN E. HARE                Director/Acting President and Chief Executive Officer/
--------------------------------    Executive Vice President/Chief Financial Officer/
     STEPHEN E. HARE                Treasurer


/s/  MICHAEL P. BARDARO             Senior Vice President/Corporate Controller/ Assistant
--------------------------------    Secretary/Chief Accounting Officer
     MICHAEL P. BARDARO

AMF BOWLING, INC


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE I


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF



AMF BOWLING, INC.:


     We have audited in accordance with generally accepted auditing standards the consolidated financial statements included in the Form 10-K Annual Report of AMF Bowling, Inc. and subsidiaries for the years ended December 31, 1998 and 1997, and for the period from inception (January 12, 1996) through December 31, 1996, and have issued our report thereon dated February 19, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I filed as part of the Company's Form 10-K Annual Report is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP



Richmond, Virginia
February 19, 1999

SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.


CONDENSED BALANCE SHEETS
(in thousands)

                                                             AS OF DECEMBER 31,
                                                         --------------------------
                                                             1998          1997
                                                         -----------   ------------
ASSETS
Current assets .......................................    $  12,576     $      --
Investment in subsidiary .............................      804,079       653,862
Other noncurrent assets ..............................       11,235           239
                                                          ---------     ---------
  TOTAL ASSETS .......................................    $ 827,890     $ 654,101
                                                          =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities ............................    $   1,382     $      73
Long term debt .......................................      296,873            --
Stockholders' equity .................................      529,635       654,028
                                                          ---------     ---------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .........    $ 827,890     $ 654,101
                                                          =========     =========

 The accompanying notes are an integral part of these condensed balance sheets.

SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.


CONDENSED STATEMENTS OF OPERATIONS
(in thousands)


                                                                  YEAR ENDED DECEMBER 31,        PERIOD ENDED
                                                               ------------------------------    DECEMBER 31,
                                                                     1998            1997            1996
                                                               ---------------   ------------   -------------

General & administrative expenses ..........................     $     6,246      $      --      $       --
Depreciation and amortization ..............................             341             --              --
                                                                 -----------      ---------      ----------
Total operating expenses ...................................           6,587             --              --
                                                                 -----------      ---------      ----------
Operating loss .............................................          (6,587)            --              --
Interest expense ...........................................          12,732             --              --
Other expense ..............................................             329             --              --
Interest income ............................................            (581)          (102)           (137)
                                                                 -----------      ---------      ----------
Income (loss) before income taxes ..........................         (19,067)           102             137
                                                                 -----------      ---------      ----------
Provision for income taxes .................................              --             17              56
                                                                 -----------      ---------      ----------
Income (loss) before equity in loss of subsidiary ..........         (19,067)            85              81
Equity in loss of subsidiary ...............................        (106,827)       (55,649)        (19,565)
                                                                 -----------      ---------      ----------
Net loss ...................................................     $  (125,894)     $ (55,564)     $  (19,484)
                                                                 ===========      =========      ==========

The accompanying notes are an integral part of these condensed financial statements.


SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.


CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)


                                                                                     YEAR ENDED DECEMBER 31,        PERIOD ENDED
                                                                                 -------------------------------    DECEMBER 31,
                                                                                      1998             1997             1996
                                                                                 --------------   --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Loss ....................................................................     $ (125,894)      $  (55,564)     $  (19,484)
 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:
  Interest income, net .......................................................           (150)            (102)           (137)
  Amortization ...............................................................            341               --              --
  Amortization of bond discount ..............................................         12,732               --              --
  Deferred taxes .............................................................             --               --              --
  Equity in loss of subsidiary ...............................................        106,827           55,649          19,565
  Change in assets and liabilities ...........................................           (168)              17              56
                                                                                   ----------       ----------      ----------
  Net cash used in operating activities ......................................         (6,312)              --              --
                                                                                   ----------       ----------      ----------
NET CASH USED IN INVESTING ACTIVITIES:
 Investment in subsidiary ....................................................       (255,587)        (315,671)       (420,750)
                                                                                   ----------       ----------      ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES:
 Proceeds from long-term debt, net of deferred financing costs ...............        273,010               --              --
 Capital contributions .......................................................             --           36,600         420,750
 Net proceeds on issuance of shares ..........................................             44          279,071              --
                                                                                   ----------       ----------      ----------
 Net cash provided by financing activities ...................................        273,054          315,671         420,750
                                                                                   ----------       ----------      ----------
 Net change in cash and cash equivalents .....................................         11,155               --              --
 Cash and cash equivalents at beginning of period ............................             --               --              --
                                                                                   ----------       ----------      ----------
 Cash and cash equivalents at end of period ..................................     $   11,155       $       --      $       --
                                                                                   ==========       ==========      ==========

The accompanying notes are an integral part of these condensed financial statements.


SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF AMF BOWLING, INC.


NOTES TO AMF BOWLING, INC. CONDENSED FINANCIAL STATEMENTS
   1. BACKGROUND AND BASIS OF PRESENTATION:
     These notes to the AMF Bowling, Inc. ("AMF Bowling") condensed financial statements should be read in conjunction with the Notes to Consolidated Financial Statements of AMF Bowling and subsidiaries included in Part II, Item 8 of the Form 10-K Annual Report (the "Notes"). AMF Bowling Worldwide, Inc., Bowling Worldwide") is a wholly-owned subsidiary of AMF Group Holdings Inc. ("AMF Group Holdings"). AMF Group Holdings is a wholly-owned subsidiary of AMF Bowling. The results of operations for the period ended December 31, 1996, reflect the results of AMF Bowling since its inception date of January 12, 1996. All dollar amounts are in thousands, except where otherwise indicated.


   2. GUARANTEES:

     The Subsidiary Senior Subordinated Notes and Subsidiary Senior Subordinated Discount Notes are jointly and severally guaranteed on a full and unconditional basis by AMF Group Holdings and by the first and second-tier subsidiaries of Bowling Worldwide, as discussed in "Note 21. Condensed Consolidating Financial Statements" in the Notes.


   3. ZERO COUPON CONVERTIBLE DEBENTURES:

     The Company's Zero Coupon Convertible Debentures (the "Debentures") (as described in "Note 9. Long-Term Debt" in the Notes) were issued May 12, 1998 by the Company and are due in 2018.


   4. RESTRICTED ASSETS OF AMF GROUP HOLDINGS AND BOWLING WORLDWIDE:

     The Credit Agreement and AMF Group Holdings' guarantee contain certain covenants, including, but not limited to, covenants related to cash interest coverage, fixed charge coverage, payments on other debt, mergers and acquisitions, sales of assets, guarantees and investments. The Credit Agreement also contains certain provisions which limit the amount of funds available for transfer from Bowling Worldwide to AMF Group Holdings, and from AMF Group Holdings to AMF Bowling. Limits exist on, among other things, the declaration or payments of dividends, distribution of assets, and issuance or sale of capital stock.

     So long as Bowling Worldwide is not in default of the covenants contained in the Credit Agreement, it may i) declare and pay dividends in common stock;
ii) declare and pay cash dividends to make payments of approximately $0.15 million in May 1997 and May 1998 and, to the extent necessary, to make payments of approximately $0.05 million due in May 1999 under certain noncompete agreements with the Prior Owners; iii) declare and pay cash dividends for general and administrative expenses not to exceed $0.25 million; and iv) declare and pay cash dividends not to exceed $2.0 million for the repurchase of Common Stock.


   5. TOTAL ASSETS AND LIABILITIES:

     At December 31, 1998, assets represent AMF Bowling's investment in AMF Group Holdings, cash held for general corporate purposes, deferred financing costs associated with issuance of the Debentures and other assets related to commitments under non-compete agreements and shareholder receivables associated with subscription of AMF Bowling's Common Stock. At December 31, 1997, assets represent AMF Bowling's investment in AMF Group Holdings and other assets related to shareholder receivables associated with subscription of AMF Bowling's Common Stock. At December 31, 1998, liabilities represent accrued expenses primarily related to commitments under noncompete agreements. At December 31, 1997, liabilities represent federal income taxes payable arising from interest earned on the shareholder receivables previously described.


   6. AMF BOWLING OPERATIONS:

     In the year ended December 31, 1998, the Company began allocating certain corporate, general and administrative expenses to AMF Bowling based on the percentage of resources specifically used in administrative activities of AMF Bowling.

SCHEDULE II


AMF BOWLING GROUP
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES



                            COLUMN A           COLUMN B             COLUMN C                 COLUMN D       COLUMN E
-------------------------------------------- ------------ -----------------------------  ---------------- -----------
                                                                    ADDITIONS
                                                          -----------------------------
                                              BALANCE AT   CHARGED TO     CHARGED TO                        BALANCE AT
                                               BEGINNING    COSTS AND   OTHER ACCOUNTS     DEDUCTIONS --      END OF
DESCRIPTION                                    OF PERIOD    EXPENSES      -- DESCRIBE        WRITE-OFFS       PERIOD
-------------------------------------------- ------------ ------------ ----------------   ---------------- -----------
Accounts Receivable -- Allowance for
     Doubtful Accounts .....................
 Four months ended April 30, 1996 ..........    $3,373       $ (17)                            $ (246)        $3,110
Inventory -- Reserves ......................
 Four months ended April 30, 1996 ..........    $1,256       $ 104                             $ (553)        $  807



                               [AMF LOGO]



                           AMF BOWLING, INC.
                             8100 AMF Drive
                        Richmond, Virginia 23111






                   ----------------------------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 4, 1999
                   ----------------------------------------
     The 1999 annual meeting of shareholders (the "Meeting") of AMF Bowling, Inc. (the "Company") will be held at the offices of McGuire, Woods, Battle & Boothe LLP, One James Center, 901 East Cary Street, Richmond, Virginia on Tuesday, May 4, 1999 at 9:30 a.m., Eastern Standard Time.

The purposes of the Meeting are:

     (1) To elect the Company's Board of Directors;

     (2) To consider and vote upon an amendment to the Company's 1998 Stock Incentive Plan (the "1998 Plan"), which increases the number of shares of Company Common Stock authorized for issuance under the 1998 Plan;

     (3) To ratify the appointment of Arthur Andersen LLP as independent public accountants for the Company for the year ending December 31, 1999; and

     (4) To transact such other business as may properly come before the Meeting or any adjournments thereof.

     Shareholders of record at the close of business on March 8, 1999 (the "Record Date") will receive notice of and be entitled to vote at the Meeting. Copies of the annual report of the Company and the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 1998 are being mailed along with the Proxy Statement to each shareholder of record as of the Record Date.

     SHAREHOLDERS ARE URGED TO EXECUTE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT THEY EXPECT TO ATTEND THE MEETING. ANY SHAREHOLDER ATTENDING THE MEETING MAY VOTE IN PERSON EVEN IF HE OR SHE HAS RETURNED A PROXY.

                                        By order of the Board of Directors,



                                        /s/ Suzanne B. Roski

                                        SUZANNE B. ROSKI
                                        SECRETARY

April 2, 1999

                               AMF BOWLING, INC.
                                8100 AMF Drive
                           Richmond, Virginia 23111
                                ---------------
                                PROXY STATEMENT
                               ---------------
             ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 4, 1999


SOLICITATION AND REVOCATION OF PROXIES

     This Proxy Statement, along with the annual report of AMF Bowling, Inc. (the "Company") and the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 1998, are first being mailed to shareholders on or about April 2, 1999. The enclosed proxy is being solicited by the Board of Directors (the "Board") for use at the 1999 annual meeting of shareholders on Tuesday, May 4, 1999 at 9:30 a.m., Eastern Standard Time (the "Meeting"). In addition to the solicitation by mail, proxies may be solicited in person or by telephone, telegraph or electronic means. Solicitation on behalf of the Company may be made by directors, officers and regular employees of the Company without compensation other than regular compensation.

     Any proxy given pursuant to this solicitation may be revoked by written notice or delivery of another proxy to the Company's Secretary at any time before it is voted. Notice of revocation should be provided in writing signed by the shareholder in the same manner as the proxy being revoked. A proxy, if executed and not revoked, will be voted FOR the election of the nominees for director named herein, FOR the proposed amendment to the Company's 1998 Stock Incentive Plan described herein and FOR the ratification of the appointment of Arthur Andersen LLP as the Company's independent public accountants for 1999, unless it contains specific instructions to the contrary, in which event it will be voted in accordance with such instructions.


COMPANY BACKGROUND

     On May 1, 1996, investors led by affiliates of Goldman, Sachs & Co. (the "Investors") acquired the stock and certain related businesses of predecessor companies of the Company (the "Acquisition"). The Company currently owns all of the outstanding capital stock of AMF Group Holdings Inc. ("Group Holdings"), which in turn owns all of the outstanding capital stock of AMF Bowling Worldwide, Inc. ("Bowling Worldwide"). The Company and Group Holdings are holding companies, whose principal assets are comprised of investments in subsidiaries. The operations of the Company, which are comprised principally of the ownership and operation of bowling centers and the manufacture and distribution of bowling equipment, are conducted through Bowling Worldwide and its subsidiaries and affiliates.

     When used in this Proxy Statement, except where the context clearly requires otherwise, the "Company" means AMF Bowling, Inc. and its subsidiaries and their combined operations.

     In connection with the Acquisition, the Investors entered into a Stockholders Agreement (the "Stockholders Agreement") described below under "Certain Relationships and Related Transactions -- Stockholders Agreement." Since the Acquisition, other shareholders of the Company, including certain members of management of the Company, participants in the Company's 1996 Stock Incentive Plan and transferees of the Company's Common Stock, $.01 par value per share (the "Common Stock"), have also executed the Stockholders Agreement. The Stockholders Agreement contains a number of provisions governing the relationships between the parties to the Stockholders Agreement and the Company, including provisions giving certain of the Investors the right to nominate certain members of the Board and requiring parties to the Stockholders Agreement to vote their shares of Common Stock in favor of the persons nominated by Investors to be directors and otherwise vote such shares on other matters in a manner not inconsistent with the terms of the Stockholders Agreement.

     On November 7, 1997, the Company's Common Stock became publicly traded as a result of a public offering (the "Initial Public Offering") and was listed on the New York Stock Exchange. As a result of the Initial Public Offering and listing, the Board undertook a number of new corporate governance initiatives, including the creation of an Audit Committee and a Compensation Committee.


VOTING RIGHTS

     On March 8, 1999 (the "Record Date"), 59,597,550 shares of Common Stock were outstanding and entitled to vote. Each share of Common Stock entitles the holder to one vote.

     Votes will be tabulated by one or more inspectors of election. The election for each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock cast in the election of directors. The affirmative vote of the holders of a majority of the votes cast will be required to act on all other matters to come before the Meeting, including the approval of the proposed amendment to the Company's 1998 Stock Incentive Plan and the ratification of the appointment of Arthur Andersen LLP as the independent public accountants for the Company for 1999.

     The required quorum for the transaction of business at the Meeting will be a majority of the shares of Common Stock issued and outstanding on the Record Date. Abstentions and broker non-votes will be included in determining the presence of a quorum. Abstentions will be considered present and entitled to vote with respect to determining the total number of shares entitled to vote on a matter. Broker non-votes will not be considered for purposes of determining the number of shares entitled to vote with respect to the particular proposal on which the broker has expressly not voted. Neither abstentions nor broker non-votes will have any effect on the voting on the election of directors, the approval of the proposed amendment to the Company's 1998 Stock Incentive Plan or the ratification of the appointment of the Company's independent accountants since they will not represent votes cast at the Meeting for the purpose of voting on such matters.

     Parties to the Stockholders Agreement, owning an aggregate of 43,855,200 shares, or 73.6% of the outstanding Common Stock as of February 1, 1999, have agreed to vote their shares in favor of the election of the nominees for director named herein.


                        ITEM 1 -- ELECTION OF DIRECTORS

GENERAL

     The Board is constituted to include nine members, each of whom is elected to serve a one-year term or until his successor is duly elected and qualified or until his earlier death, resignation or removal. Effective January 1, 1999, Douglas J. Stanard resigned from the Board and from all his positions with the Company and its subsidiaries. He has not been replaced and a successor for his seat on the Board has not been nominated. The Company is presently conducting a search for a new president and chief executive officer. It is anticipated that, pursuant to the bylaws, the Board will elect the new president and chief executive officer, once hired, to the seat formerly occupied by Mr. Stanard. Each present director has served on the Board since 1996. Set forth below is information about each nominee for election as a director of the Board, including his business experience for the past five years. Each of the persons nominated to serve as a director of the Company is also a director of Group Holdings and Bowling Worldwide.

     The Stockholders Agreement governs the nomination of persons to serve as directors. The nominees named below have been nominated in accordance with the terms of the Stockholders Agreement. Each nominee has agreed to serve a one-year term or until his successor is duly elected and qualified. If a nominee should become unable or unwilling prior to the Meeting to serve as a director, the Investor nominating such person to serve as a director may, subject to the Stockholders Agreement, designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee so designated. See "Certain Relationships and Related Transactions -- Stockholders Agreement."


NOMINEES FOR ELECTION AS DIRECTORS

     RICHARD A. FRIEDMAN, 41, is a Managing Director of Goldman, Sachs & Co. ("Goldman Sachs") and is co-head of the Merchant Banking Division. He joined Goldman Sachs in 1981. Mr. Friedman serves on the Boards of Directors of Carmike Cinemas, Inc., Diamond Cable Communications PLC and Polo Ralph Lauren Corporation.

     STEPHEN E. HARE, 45, was named Acting President and Chief Executive Officer of the Company on November 2, 1998 following the resignation of Douglas
J. Stanard until a successor is named. He is also the Executive Vice President and Chief Financial Officer of the Company and has served in that capacity for the Company's subsidiaries since he joined AMF in May 1996. Prior to joining AMF, Mr. Hare was Senior Vice President and Chief Financial Officer of James River Corporation of Virginia, beginning in 1992.

     TERENCE M. O'TOOLE, 40, is a Managing Director of Goldman Sachs in the Principal Investment Area. He joined Goldman Sachs in 1983. Mr. O'Toole serves on the Boards of Directors of Western Wireless Corporation and Amscan Holdings, Inc.

     PETER M. SACERDOTE, 61, is a limited partner in The Goldman Sachs Group, L.P. ("The Goldman Sachs Group"). He joined Goldman Sachs in 1964 and served as a general partner from 1973 to 1990. Mr. Sacerdote serves on the Boards of Directors of Franklin Resources, Inc. and QUALCOMM, Inc.

     CHARLES M. DIKER, 64, has been a non-managing principal of Weiss, Peck & Greer, an investment management firm, since 1975. He has been Chairman of the Board of Cantel Industries, Inc. since 1986. Mr. Diker also serves on the Boards of Directors of BeautiControl Cosmetics, International Specialty Products, Data Broadcasting and Chyron Corporation.

     PAUL B. EDGERLEY, 43, has been Managing Director of Bain Capital, Inc., an investment firm, since 1993. From 1990 to 1993 he was a General Partner of Bain Venture Capital, and from 1988 to 1990 he was a principal of Bain Capital Partners. He serves on the Boards of Directors of Steel Dynamics, Inc., GS Industries, Inc. and Sealy Mattress Company.

     HOWARD A. LIPSON, 35, is Senior Managing Director of The Blackstone Group L.P., and has been involved in that firm's principal activities since 1988. He serves on the Boards of Directors of Allied Waste Industries, Inc., Rose Hills Holdings Corp., Prime Succession, Inc., VSI Acquisition II Corporation and Ritvik Toys, Inc.

     THOMAS R. WALL IV, 40, joined Kelso & Company, L.P. in 1983 and has served as a Managing Director since 1990. Mr. Wall serves on the Boards of Directors of Consolidated Vision Group, Inc., Cygnus Publishing, Inc., iXL Enterprises, Inc., Mitchell Supreme Fuel Company, Mosler Inc., Peebles, Inc., TransDigm Inc. and 21st Century Newspapers, Inc.

     THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES FOR DIRECTOR LISTED ABOVE.


                     MEETINGS AND COMMITTEES OF THE BOARD

COMMITTEES OF THE BOARD

     The Board has three standing committees: an Audit Committee, a Compensation Committee and an Executive Committee. The Executive Committee is required by, and its membership is determined pursuant to, the Stockholders Agreement. See "Certain Relationships and Related Transactions -- Stockholders Agreement." The Audit and Compensation Committees were created in December 1997 following the consummation of the Initial Public Offering.

     AUDIT COMMITTEE. The members of the Audit Committee are Howard A. Lipson (Chairman) and Paul B. Edgerley. The Audit Committee, which is composed entirely of independent directors, recommends to the Board the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls and the professional services furnished by the independent auditors to the Company.

     COMPENSATION COMMITTEE. The members of the Compensation Committee are Richard A. Friedman (Chairman), Charles M. Diker and Thomas R. Wall, IV. The Compensation Committee is responsible for reviewing and approving the amount and type of consideration to be paid to senior management. A subcommittee of the Compensation Committee composed of independent directors is authorized to grant awards under and to administer the Company's 1996 Stock Incentive Plan (the "1996 Plan") and the 1998 Stock Incentive Plan (the "1998 Plan").

     EXECUTIVE COMMITTEE. The members of the Executive Committee are Richard A. Friedman (Chairman), Terence M. O'Toole and Stephen E. Hare. Subject to the Stockholders Agreement, the Executive Committee may exercise all the powers and authority of the Board (subject further to any restrictions under Delaware law) except with respect to those actions requiring a Special Vote (as hereinafter defined) and, in the case of matters requiring a prior meeting of the Board, only after such meeting has occurred. See "Certain Relationships and Related Transactions -- Stockholders Agreement."


ATTENDANCE AT MEETINGS

     During 1998, the Board held seven meetings. The Executive Committee did not meet during 1998. The Audit Committee held two meetings in 1998. The Compensation Committee met once in 1998. All directors of the Company attended at least 75% of the aggregate of all meetings of the Board and the committees on which they served.


COMPENSATION OF DIRECTORS

     Directors who are officers or employees of the Company or affiliated with Goldman Sachs receive no compensation for service as members of the Board or committees thereof. Directors who are not officers or employees of the Company or affiliated with Goldman Sachs receive a $2,000 fee for attending each Board meeting and a $1,000 fee for attending each committee meeting. All directors' reasonable expenses for attending Board and committee meetings and related duties are reimbursed by the Company.

     Pursuant to an option agreement (the "Diker Option Agreement"), dated May 1, 1996, Mr. Diker, a director of the Company, was granted nonqualified stock options to purchase 100,000 shares of Common Stock at an exercise price of $10.00 per share pursuant to the 1996 Plan. One-third of such stock options vested on May 1, 1996, one-third vested on May 1, 1997 and the remaining stock options vested on May 1, 1998. If any successor to the Company acquires all or substantially all of the business and/or assets of the Company, the Company may purchase all of the stock options then held by Mr. Diker for the fair market value of the underlying Common Stock minus the exercise price of the stock options. Mr. Diker is a party to the Stockholders Agreement and any shares of Common Stock held by Mr. Diker are subject to the terms of the Stockholders Agreement, as well as the terms of the Diker Option Agreement. See "Certain Relationships and Related Transactions -- Stockholders Agreement."


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of: Richard A. Friedman (Chairman), Charles M. Diker and Thomas R. Wall, IV. Mr. Friedman was President and Chief Executive Officer of the Company until July 31, 1997, which period was prior to the Initial Public Offering. Mr. Friedman did not receive any compensation for such services. None of the members of the Compensation Committee was an officer or an employee of the Company or its subsidiaries during the last completed fiscal year. No interlocking relationship currently exists between any member of the Compensation Committee and any member of any other company's board of directors or compensation committee, nor did any such interlocking relationship exist during 1998.


SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Ownership of and transactions in the Common Stock by officers and directors of the Company and any persons owning more than 10% of the Common Stock are required to be reported to the Securities and Exchange Commission pursuant to Section 16 of the Securities Exchange Act of 1934. Based solely upon its review of the copies of the Forms 3, 4 and 5 received by it, and written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, the Company believes that all officers, directors and 10% shareholders complied with such filing requirements.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table shows for each of the three years ended December 31, 1996, 1997, and 1998, compensation paid or accrued by the Company and its predecessor to the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers (the "Named Executive Officers").


                                                                                               LONG-TERM
                                                                                             COMPENSATION
                                                                                         ---------------------
                                                                                            AWARDS    PAYOUTS
                                                                                         ----------- ---------
                                                                                          SECURITIES
                                                                      ANNUAL              UNDERLYING
                                                                  COMPENSATION(a)           STOCK       LTIP       ALL OTHER
                                                           -----------------------------   OPTIONS    PAYOUTS    COMPENSATION
          NAME AND PRINCIPAL POSITION (b)            YEAR   SALARY ($)      BONUS ($)      (#) (c)      ($)         ($)(d)
--------------------------------------------------- ------ ------------ ---------------- ----------- --------- ---------------
Stephen E. Hare (e)                                 1998   330,000                --            --        --             --
 Acting President and Chief Executive Officer,      1997   302,500           340,000(f)     15,000        --          8,000
 Executive Vice President, Chief Financial Officer  1996   178,333           266,667(g)    105,000        --             --
 and Treasurer
John P. Watkins (h)                                 1998   101,743            49,038       100,000        --             --
 Executive Vice President/President of
 U.S. Bowling Centers
Michael P. Bardaro                                  1998   139,167            23,173        15,000        --             --
 Senior Vice President, Corporate Controller        1997   133,316           105,101        10,000        --          8,000
 and Assistant Secretary                            1996   120,958            40,076        25,000        --        168,338(i)
Douglas J. Stanard (j)                              1998   333,333                --            --        --      1,250,000
 President and Chief Executive Officer              1997   379,167           489,584(k)     25,000        --          8,000
                                                    1996   308,333           229,167       130,000        --          7,500

---------
(a) None of the Named Executive Officers received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of the total of their salary and bonus or other amounts properly reportable as other annual compensation.
(b) Richard A. Friedman, Chairman of the Board of the Company, received no compensation from the Company in 1996, 1997 and 1998, and ceased to hold the positions of Chief Executive Officer and President of the Company on July 31, 1997, at which time Mr. Stanard, who had been Chief Executive Officer of the Company's principal subsidiaries, assumed the additional titles of President and Chief Executive Officer of the Company until his resignation effective as of January 1, 1999.
(c) Options to purchase shares of Common Stock. The Company has not granted any stock appreciation rights or restricted stock.
(d) Unless otherwise indicated, All Other Compensation represents matching and profit-sharing contributions made by the Company under its 401(k) plan.
(e) Mr. Hare's employment with the Company began on May 28, 1996. Mr.
    Hare is serving as the Acting President and Chief Executive Officer of the Company until a successor to Mr. Stanard is selected. See "--Employment Agreements."
(f) Includes a special one-time bonus of $175,000 approved by the Compensation Committee for services in connection with the Initial Public Offering.
(g) Mr. Hare received two bonuses with respect to 1996, one for $166,667 and one for $100,000. See "Employment Agreements."
(h) Mr. Watkins joined the Company in September of 1998 and receives annual compensation of $300,000. See " -- Employment Agreements."
(i) Includes a special one-time bonus in the amount of $161,338 paid in 1996 by the Company's predecessor in connection with the Acquisition.
(j) Mr. Stanard resigned, effective as of January 1, 1999, from his positions as President, Chief Executive Officer and a director of the Company, and from all other positions with the Company and its subsidiaries. In connection with his resignation, Mr. Stanard was paid $1,250,000 by the Company, representing $400,000 with respect to severance and $850,000 with respect to his compliance with certain obligations under the Settlement Agreement described below. These amounts are included in the table as other compensation. See " -- Settlement Agreement".
(k) Includes a special one-time bonus of $250,000 approved by the Compensation Committee for services in connection with the Initial Public Offering.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information regarding the granting of stock options to the Named Executive Officers in 1998 pursuant to the 1998 Plan.



                                                        INDIVIDUAL GRANTS
                                 ---------------------------------------------------------------
                                                                                                    POTENTIAL REALIZABLE
                                                                                                      VALUE AT ASSUMED
                                    NUMBER OF         % OF                                             ANNUAL RATES OF
                                    SECURITIES     TOTAL STOCK                                           STOCK PRICE
                                    UNDERLYING       OPTIONS                                          APPRECIATION FOR
                                  STOCK OPTIONS    GRANTED TO      EXERCISE                          OPTION TERM (4)(5)
                                   GRANTED (#)    EMPLOYEES IN    PRICE PER       EXPIRATION     ---------------------------
              NAME                    (1)(2)         1998(3)     SHARE($/SH)         DATE            5%($)        10%($)
-------------------------------- --------------- -------------- ------------- ------------------ ------------ --------------
Stephen E . Hare ...............          --             --            --                   --           --             --
John P. Watkins ................     100,000           10.5%      $  4.06     October 28, 2008    $ 661,330    $ 1,053,060
Michael P. Bardaro .............      15,000            1.6%      $ 16.19      August 11, 2008    $ 395,577    $   629,891
Douglas J. Stanard (6) .........          --             --            --                   --           --             --

---------
(1) All stock options listed in this table were granted under the 1998 Plan. The Company did not grant any stock appreciation rights in 1998.

(2) The stock options listed in this table that remain outstanding will become 20% vested on each anniversary of the date on which the options were granted until all have vested. Mr. Watkins' options were granted on October 28, 1998 and Mr. Bardaro's options were granted on August 11, 1998. Upon an optionee's termination of employment, the portion of an option that has not yet vested will be forfeited. All options were granted at 100% of the fair market value of the Common Stock on the date of grant.

(3) In 1998, 950,400 stock options were granted under the 1998 Plan, 115,000 of which were granted to the Named Executive Officers. In 1998, no stock options were granted under the 1996 Plan to the Named Executive Officers.

(4) Potential realizable value is calculated from the exercise price per share on the date of grant for the securities underlying the stock options.

(5) The dollar amounts under these columns use the 5% and 10% rates of appreciation prescribed by the Securities and Exchange Commission. The 5% and 10% rates of appreciation would result in per share prices of $6.6133 and $10.5306 for Mr. Watkins and $26.3718 and $41.9927 for Mr. Bardaro. The Company expresses no opinion regarding whether this level of appreciation will be realized and expressly disclaims any representation to that effect.

(6) Pursuant to the terms of the Settlement Agreement, discussed below, all of Mr. Stanard's stock options were cancelled and forfeited as of November 2, 1998.


AGGREGATED STOCK OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE

     The following table provides information regarding the number and value of unexercised stock options at December 31, 1998 for the Named Executive Officers. No Named Executive Officer exercised any stock options in fiscal year 1998.

                                    NUMBER OF SECURITIES UNDERLYING    VALUE OF UNEXERCISED IN-THE
                                     UNEXERCISED STOCK OPTIONS AT         MONEY STOCK OPTIONS AT
                                         DECEMBER 31, 1998 (#)           DECEMBER 31, 1998($)(1)
               NAME                  EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
---------------------------------   -------------   ---------------   -------------   --------------
Stephen E. Hare (2) .............       45,000           75,000            $ 0           $      0
John P. Watkins (3) .............            0          100,000            $ 0           $131,500
Michael P . Bardaro (4) .........       12,000           38,000            $ 0           $      0
Douglas J. Stanard (5) ..........            0                0             --                 --

---------
(1) Based on the excess of the last sales price of the Common Stock on the New York Stock Exchange as of December 31, 1998 of $5.375 per share over the exercise price of the stock options.

(2) The exercise price of $10.00 per share with respect to all of Mr. Hare's exercisable and unexercisable stock options exceeded the last sales price of the Common Stock on the New York Stock Exchange as of December 31, 1998 of $5.375 per share.

(3) At December 31, 1998, the exercise price of all of Mr. Watkins' unexercisable stock options was $4.06 per share.

(4) The exercise price of $10.00 per share with respect to all of Mr. Bardaro's exercisable stock options, the exercise price of $10.00 per share with respect to 23,000 unexercisable stock options and the exercise price of $16.19 per share with respect to 15,000 unexercisable stock options, exceeded the last sales price of the Common Stock on the New York Stock Exchange as of December 31, 1998 of $5.375 per share.

(5) Pursuant to the terms of the Settlement Agreement, discussed below, all of Mr. Stanard's stock options were cancelled and forfeited as of November 2, 1998.


EMPLOYMENT AGREEMENTS

     Mr. Hare has an employment agreement (the "Executive Employment Agreement") with the Company and Bowling Worldwide for an employment period ending on May 28, 1999. Under his Executive Employment Agreement, Mr. Hare holds the positions of Chief Financial Officer of Bowling Worldwide and Executive Vice President, Chief Financial Officer and Treasurer of the Company and is serving as Acting President and Chief Executive Officer of the Company until a successor to Mr. Stanard is selected. Mr. Hare's annual base salary under his Executive Employment Agreement is $300,000. On December 1, 1997 the Board raised his salary to $330,000. The Executive Employment Agreement provides for the payment of an annual bonus if certain operational and financial targets, determined by the Board of Directors of Bowling Worldwide (the "Targets"), are attained, and Mr. Hare may earn a smaller annual bonus if less than 100% but more than 90% of the Targets are attained.

     The Executive Employment Agreement provides for payment of accrued compensation, continuation of certain benefits and payment of a portion of Mr. Hare's bonus (if the applicable Targets are later met) following termination of employment by Bowling Worldwide under certain circumstances. The Executive Employment Agreement further provides for a severance payment equal to Mr. Hare's annual base salary if termination by Bowling Worldwide is not due to death or disability. Mr. Hare's employment will be deemed to have been terminated by Bowling Worldwide if all or substantially all of the stock or assets of Bowling Worldwide are sold or disposed of to an unaffiliated third party and the executive is not thereafter employed by the Company or one of its continuing affiliates; however, neither the Company nor Bowling Worldwide will have any obligations with respect to accrued salary, continuation of benefits, allocated portion of bonus and, if applicable, severance payments to Mr. Hare upon termination of his employment if he is hired by the purchaser of Bowling Worldwide's stock or assets, or if his employment is continued by Bowling Worldwide.

     Mr. Hare purchased 150,000 shares of Common Stock (the "Purchased Stock") for $500,000 in cash plus a non-recourse promissory note for $1,000,000, payable to the Company and secured by the Purchased Stock which has been pledged pursuant to a stock pledge agreement between Mr. Hare and the Company. In addition, Mr. Hare was granted stock options to purchase 105,000 shares of Common Stock. Unless sooner exercised or forfeited as provided, Mr. Hare's stock options expire on May 28, 2006. To the extent not inconsistent with the Executive Employment Agreement, such stock options are governed by the 1996 Plan. Twenty percent of Mr. Hare's stock options vested on May 28, 1997, twenty percent vested on May 28, 1998 and another twenty percent will vest on each May 28 thereafter through the year 2001. If any successor to the Company or Bowling Worldwide acquires all or substantially all of the business and/or assets of the Company or Bowling Worldwide, the Company may purchase all of the Purchased Stock held by Mr. Hare for its fair market value, and any stock options then held by him for the fair market value of the underlying Common Stock less the exercise price of the stock options.

     John P. Watkins, Executive Vice President of the Company and President, U.S. Bowling Centers, has an employment agreement with the Company and receives compensation consisting of salary and an incentive bonus if certain financial targets, determined by the Board, are met. Mr. Watkins' annual base salary under his employment agreement is $300,000. Mr. Watkins' employment agreement provides for the payment of a bonus from September 8 through December 31, 1998 on a pro rata basis equal to 50% of his annual base salary. Mr. Watkins was granted stock options to purchase 100,000 shares of Common Stock on the same vesting schedule as other employees. The employment agreement further provides for a severance payment if the Company terminates Mr. Watkins' employment for any reason other than cause equal to (i) two years of salary if terminated up to December 31, 1998, (ii) his salary through December 31, 2000 if terminated during 1999, and (iii) one year of salary if terminated from and after January 1, 2000.

     See " -- Settlement Agreement" below for a discussion of Mr. Stanard's resignation from the Company and the termination of his executive employment agreement.

SETTLEMENT AGREEMENT

     Mr. Stanard resigned from his positions as Chief Operating Officer of Bowling Worldwide, President and Chief Executive Officer of the Company and from all other positions with the Company and its subsidiaries effective as of January 1, 1999 (the "Resignation"). Prior to the Resignation, Mr. Stanard had an executive employment agreement with the Company and Bowling Worldwide for an employment period ending on May 1, 1999. Under the terms of the employment agreement, Mr. Stanard received an annual base salary of $350,000, which was raised to $400,000 on June 1, 1997, and was eligible to receive an annual bonus if certain operational and financial targets were attained. Mr. Stanard received no such bonus for 1998. Mr. Stanard's employment agreement also provided for payment of accrued compensation and continuation of certain benefits following termination of his employment by Bowling Worldwide under certain circumstances and a severance payment equal to his annual base salary if termination was not due to death or disability. Pursuant to his employment agreement, Mr. Stanard purchased 150,000 shares of Common Stock for $500,000 in cash plus a non-recourse promissory note for $1,000,000 payable to the Company and secured by such Common Stock which was pledged pursuant to a stock pledge agreement between Mr. Stanard and the Company. In addition, Mr. Stanard was granted stock options to purchase 130,000 shares of Common Stock.

     Pursuant to the terms of a settlement agreement (the "Settlement Agreement") executed in connection with the Resignation, dated as of November 2, 1998, by and among Mr. Stanard, the Company and Bowling Worldwide, the Company paid Mr. Stanard (i) $400,000 as severance under his executive employment agreement and (ii) $850,000 in consideration of his compliance with certain obligations under the Settlement Agreement, including non-competition and non-solicitation provisions, and obligations to cooperate with information requests from the Company and to reasonably assist the Company with respect to pending and future dispute resolutions. In addition, Mr. Stanard transferred all of his Common Stock to the Company in exchange for the cancellation of his non-recourse promissory note. Pursuant to the Settlement Agreement, all stock options previously granted to Mr. Stanard were cancelled and forfeited as of November 2, 1998, and Mr. Stanard will be subject to non-competition and non-solicitation provisions for two years following his date of termination.


REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee (the "Committee") reviews, and subject to Board ratification, approves actions regarding the Company's executive compensation program. The program is designed to attract, motivate and retain the executive management necessary to enhance the profitability of the Company and increase shareholder value. The program provides executives with:

   1.  A competitive base salary;

   2. Variable pay opportunities that subject a significant portion of the executive's total compensation to attainment of specific performance criteria;

   3. Total compensation that appropriately rewards attainment of both short and long-term goals; and

   4. Stock options which link management incentives to increases in shareholder value.

     The objective of the program is to pay total compensation commensurate with the Company's performance as compared to a peer group of companies. The program has three elements: base salary, annual bonus and stock incentive award. The Committee supports executive stock ownership as a means to link management and shareholder interests.

     BASE SALARY. Base salaries for 1998 were set at levels consistent with the average base salaries for executives with comparable positions in a group of peer companies. The peer group consisted of location-based entertainment companies. The Committee reviews the base salary of senior officers every 12 months.

     ANNUAL BONUS. The annual bonus for 1998 was based on yearly performance objectives. Program participants included executives and key management employees. The Chief Executive Officer approved the amount of the potential bonuses and the targeted performance goals for participants. For each performance objective, a performance range and potential payout from a threshold to a maximum was determined. The Committee reviewed and approved objectives, performance targets and potential payouts for the Chief Executive Officer and Chief Financial Officer. The Executive Committee of the Board ratified the objectives and targets for the potential bonus for the Chief Executive Officer. The 1998 annual performance objectives for the Chief Executive Officer and other participants included performance against a projected budget target and individual performance measures. The 1998 annual bonus for business unit participants included the same types of objectives at the business unit level. In 1998, each participant's award contained minimum operating cash flow and revenue levels that had to be achieved before any bonus was paid. During 1998, bonus opportunities generally represented between 10% and

75% of a participant's total compensation. Bonus payments in 1998 were substantially reduced because the Company did not achieve budgeted performance targets for 1998.

     STOCK INCENTIVE AWARDS. The Committee will continue to include equity-based compensation for participants in the Company's compensation structure. The Committee believes that stock compensation will provide additional incentive to participants to focus on enhancements to shareholder value.

     CHIEF EXECUTIVE OFFICER. Prior to his Resignation, Mr. Stanard participated in each of the compensation programs available to executives but did not participate in any decisions regarding the setting of his own compensation. Other aspects of Mr. Stanard's compensation are described under the caption "Settlement Agreement." Mr. Standard's base salary was based on the same market criteria used for other senior officers and was ratified by the Executive Committee. Mr. Stanard's base salary for 1998 was slightly below average, based on national survey data that included data for companies in the peer group described above. Mr. Stanard received none of the total potential bonus under the 1998 annual bonus program. Mr. Stanard resigned from his positions with the Company and its subsidiaries effective as of January 1, 1999. In connection with such Resignation, Mr. Stanard received certain payments from the Company as described in " -- Settlement Agreement" above.

     Mr. Hare became Acting President and Chief Executive Officer of the Company effective November 2, 1998 with compensation continuing at the same levels as before such date. Mr. Hare received none of the potential bonus under the 1998 annual bonus program. The Board has directed the Executive Committee to search for a new president and chief executive officer to replace Mr. Stanard. The Company anticipates the compensation for the new president and chief executive officer will include a base salary, bonus and stock incentive award and will be at levels consistent with comparable positions in a group of peer companies.

     COMPLIANCE WITH SECTION 162(m) OF THE INTERNAL REVENUE CODE. The Company's compensation philosophy is to have a large percentage of potential total compensation based on Company performance. Section 162(m) of the Internal Revenue Code (the "Code") provides generally that compensation paid to each of the Company's Chief Executive Officer and the other four most highly compensated officers of the Company in excess of $1 million is not deductible. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met, including shareholder approval. In the future, the Committee will take actions to maximize the effectiveness of the Company's compensation programs and preserve tax deductibility to the extent consistent with the best interests of the Company and its shareholders.

   The Compensation Committee submits this Report.


                                         Richard A. Friedman, Chairman
                                         Charles M. Diker
                                         Thomas R. Wall, IV

         SECURITIES OWNED BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The table below reflects the number of shares of Common Stock beneficially owned as of February 1, 1999 by (i) each director of the Company, (ii) each Named Executive Officer, (iii) the directors and executive officers as a group and (iv) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding equity securities. Unless otherwise noted, each individual has sole voting power and sole investment power with respect to securities beneficially owned. Unless otherwise noted, the address of the beneficial owner is c/o the Company, 8100 AMF Drive, Richmond, Virginia 23111.



                                                                               NUMBER OF
                                                                                 SHARES
                                                                              BENEFICIALLY
                                                                              OWNED AS OF
                                                                              FEBRUARY 1,     PERCENT OF
                         NAME OF BENEFICIAL OWNER                             1999 (1)(3)     CLASS (2)
--------------------------------------------------------------------------   -------------   -----------
DIRECTORS:
Richard A. Friedman (3) ..................................................            --            *
Terence M. O'Toole (4) ...................................................            --            *
Peter M. Sacerdote (5) ...................................................            --            *
Charles M. Diker (6) .....................................................       248,680            *
Paul B. Edgerley (7) .....................................................            --            *
Howard A. Lipson (8) .....................................................            --            *
Thomas R. Wall, IV (9) ...................................................            --            *
Stephen E. Hare** (10) ...................................................       195,000            *
NAMED EXECUTIVE OFFICERS:
John P. Watkins ..........................................................            --            *
Michael P. Bardaro (11) ..................................................        12,200            *
Douglas J. Stanard (12) ..................................................            --            *
All directors and executive officers as a group (11 persons) (13) ........       455,880          0.8%
BENEFICIAL OWNERS OF MORE THAN 5%:
The Goldman Sachs Group (14) .............................................    30,836,593         51.0%
Blackstone Group (as hereinafter defined) (15) ...........................     5,762,805          9.7%
Kelso (as hereinafter defined) (16) ......................................     5,762,805          9.7%
Baron Capital Group, Inc. and certain affiliates (17) ....................    11,936,700         20.0%

---------
  * Less than 1%
 ** Mr. Hare is also a Named Executive Officer
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or are exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The table above does not include the Company's zero coupon convertible debentures (the "Debentures") which are convertible, at the option of the holder at any time prior to maturity (unless previously redeemed or otherwise purchased by the Company), into Common Stock at the rate of 8.6734 shares per $1,000 principal amount at maturity of the Debentures.
(2) Based on 59,597,550 shares of Common Stock outstanding and warrants (with respect to Goldman Sachs) to purchase 870,000 shares of Common Stock outstanding as of February 1, 1999.
(3) Mr. Friedman, who is a Managing Director of Goldman Sachs, disclaims beneficial ownership of the shares owned by The Goldman Sachs Group and its affiliates, except to the extent of his pecuniary interest therein.
(4) Mr. O'Toole, who is a Managing Director of Goldman Sachs, disclaims beneficial ownership of the shares owned by The Goldman Sachs Group and its affiliates, except to the extent of his pecuniary interest therein.
(5) Mr. Sacerdote, who is a limited partner of The Goldman Sachs Group, disclaims beneficial ownership of the shares owned by The Goldman Sachs Group and its affiliates, except to the extent of his pecuniary interest therein.
(6) Includes 100,000 shares which may be acquired upon the exercise of stock options within 60 days and 85,880 shares held by his spouse and trusts for his children, as to which he disclaims beneficial ownership.

(7) Mr. Edgerley, who is (i) a Managing Director of the general partner of the general partner of Bain Capital Fund V, L.P. and Bain Capital Fund V-B, L.P. and (ii) a general partner of BCIP Associates and BCIP Trust Associates, L.P., disclaims beneficial ownership of the shares owned by those entities (collectively, "Bain"). Bain Capital Fund V, L.P. owns 402,002 shares, Bain Capital Fund V-B, L.P. owns 1,055,469 shares, BCIP Associates owns 193,031 shares and BCIP Trust Associates, L.P. owns 78,340 shares.
(8) Mr. Lipson, who is a member of the limited liability company which acts as the general partner of Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. (collectively, "Blackstone Group"), disclaims beneficial ownership of the shares owned by Blackstone Group.
(9) Mr. Wall, who is (i) a general partner of Kelso Partners V, L.P., the general partner of Kelso Investment Associates V, L.P. ("KIA V") and
      (ii) a general partner of Kelso Equity Partners V, L.P.("KEP V," and together with KIA V, "Kelso"), disclaims beneficial ownership of the shares owned by KIA V and KEP V.
(10) Includes 45,000 shares which may be acquired upon the exercise of stock options within 60 days.
(11) Includes 12,000 shares which may be acquired upon the exercise of stock options within 60 days.
(12) Mr. Stanard transferred all of his Common Stock to the Company, as of January 4, 1999, in exchange for the cancellation of a non-recourse promissory note referred to under "Executive Compensation -- Settlement Agreement". In addition, all stock options previously granted to Mr. Stanard were cancelled and forfeited as of November 2, 1998.
      See " -- Settlement Agreement".
(13) Includes an aggregate of 157,000 shares which may be acquired upon the exercise of stock options within 60 days.
(14) Of the total number of shares which may be deemed to be beneficially owned by The Goldman Sachs Group, 19,317,476 are owned by GS Capital Partners II, L.P., 7,679,488 shares are owned by GS Capital Partners II Offshore, L.P., 712,530 shares are owned by Goldman Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) C.L.P., 451,922 shares are owned by Stone Street Fund 1995, L.P., 772,645 shares are owned by Stone Street Fund 1996, L.P., 508,546 shares are owned by Bridge Street Fund 1995, L.P. and 523,986 shares are owned by Bridge Street Fund 1996, L.P. (collectively, "GSCP"). The Goldman Sachs Group owns an aggregate principal amount at maturity of $343,074,000 of the Debentures, which are convertible into 2,975,618 shares of Common Stock. In addition, The Goldman Sachs Group beneficially owns warrants to purchase 870,000 shares of Common Stock, which were issued upon the closing of the Acquisition. GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners II (Germany), C.L.P., Stone Street Fund 1995, L.P., Stone Street Fund 1996, L.P., Bridge Street Fund 1995, L.P. and Bridge Street Fund 1996, L.P., are investment partnerships. Affiliates of The Goldman Sachs Group are the general, managing general or managing partners of all such partnerships and have full voting and investment power with respect to the holding of such partnerships. Excludes certain shares of Common Stock in client accounts managed by Goldman Sachs (the "Managed Accounts"). Each of Goldman Sachs and The Goldman Sachs Group disclaims beneficial ownership of the Common Stock in the Managed Accounts. The address of The Goldman Sachs Group is 85 Broad Street, New York, New York 10004.
(15) Of the total number of shares beneficially owned by Blackstone Group, 4,141,761 shares are owned by Blackstone Capital Partners II Merchant Banking Fund L.P., 1,210,342 shares are owned by Blackstone Offshore Capital Partners II L.P. and 410,702 shares are owned by Blackstone Family Investment Partnership II L.P. The address of Blackstone Group is 345 Park Avenue, New York, New York 10154.
(16) Of the total number of shares beneficially owned by Kelso, 5,409,974 shares are owned by KIA V and 352,831 are owned by KEP V. Kelso owns an aggregate principal amount at maturity of $79,993,000 of the Debentures, which are convertible into 693,811 shares of Common Stock. The address of each such shareholder is c/o Kelso & Company, Inc., 320 Park Avenue, 24th Floor, New York, New York 10022. Due to their common control, KIA V and KEP V could be deemed to beneficially own each other's shares, but each disclaims such beneficial ownership. Joseph S. Schuchert, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr. and Philip E. Berney may be deemed to share beneficial ownership of shares beneficially owned of record by KIA V and KEP V, by virtue of their status as general partners of the general partner of KIA V and as general partners of KEP V. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share investment and voting power with respect to securities owned by KIA V and KEP V, but disclaim beneficial ownership of such securities.
(17) Based solely on information provided to the Company by Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM"), Baron Asset Fund ("BAF") and Ronald Baron as of February 1, 1999. BAMCO and BCM are subsidiaries of BCG. BAF is an investment advisory client of BAMCO. Ronald Baron owns a controlling interest in BCG. Of the total number of shares beneficially owned by Baron, 286,000 shares are owned by BCG, 286,000 shares are owned by BCM and 286,000 shares are owned by Ronald Baron. BCG and Ronald Baron disclaim beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than BCG and Ronald Baron. BAMCO and BCM disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, BCM and their affiliates. The address of Baron Capital Group, Inc. is 767 Fifth Avenue, 24th floor, New York, New York 10153.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS AGREEMENT

     On April 30, 1996, the Company, GSCP, Blackstone Group, Kelso, Bain (Bain, together with Blackstone Group and Kelso, the "Governance Investors"), Citicorp North America, Inc. ("Citicorp"), Mr. Diker (Mr. Diker, together with Blackstone Group, Kelso, Bain and Citicorp, the "Investors"), certain current and former members of management (the "Management Investors," and, with GSCP and the Investors, the "Stockholders") entered into a Stockholders Agreement, which regulates the relationship among the Company and the Stockholders. Subsequently, Mr. Hare and other members of management who received stock option awards under the 1996 Plan and certain other members of management have become parties to the Stockholders Agreement as additional Management Investors and Stockholders. The following discussion summarizes the terms of the Stockholders Agreement that the Company believes are material to holders of Common Stock. This summary is qualified in its entirety by reference to the full text of the Stockholders Agreement, which was filed with the Securities and Exchange Commission on November 3, 1997 as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-34099).

     The Stockholders Agreement confers on GSCP the right to increase or decrease the Board from its initial size of nine members. GSCP has the right to nominate five directors and to nominate a majority (not limited to a simple majority) of the members of the Board, so long as GSCP and its Permitted Transferees (as hereinafter defined), as they currently do, hold a majority of the outstanding shares of Common Stock. Each Governance Investor has the right to nominate, subject to GSCP consent, one member of the Board, so long as the number of shares of Common Stock held by it and certain of its permitted transferees under the Stockholders Agreement, as it currently is, is equal to at least one-half of the sum of (i) the number of shares initially purchased by it and its Permitted Transferees plus (ii) the number of additional shares that the Governance Investor was required to purchase pursuant to the "overcall" provisions of the Stockholders Agreement (in each case, subject to appropriate adjustments). If a Governance Investor is no longer entitled to nominate a director, the director is required to resign or be subject to removal by the shareholders. Each of GSCP and each Governance Investor has the right to recommend removal, with or without cause, of any director nominated by it, in which case such director is required to resign immediately or be subject to removal by the shareholders. In the event of death, removal or resignation of a director nominated by a Governance Investor, so long as the Governance Investor continues to have the right to nominate a director for such position, the Governance Investor has the right to nominate (subject to GSCP consent) a director to fill the vacancy created. A quorum may be constituted by a majority of the number of directors then in office, but not less than one-third of the whole Board, including at least one GSCP director.

     The Stockholders Agreement provides for the continual existence of an Executive Committee, consisting of two GSCP-nominated directors and the President and Chief Executive Officer. Mr. Hare is serving on the Executive Committee as Acting President and Chief Executive Officer until the Company hires a new president and chief executive officer. The Executive Committee may exercise all the powers and authority of the Board (subject to any restrictions under Delaware law) except with respect to those actions requiring a Special Vote (as defined below) and, in the case of matters which under the Stockholders Agreement require a prior meeting of the Board, only after such meeting has occurred. A "Special Vote" is required for (i) the issuance of capital stock below fair market value, (ii) the grant or issuance of options or warrants exercisable or exchangeable for more than 2,877,151 shares, (iii) entering into certain transactions with affiliates of GSCP and (iv) amendments to the Stockholders Agreement, the Certificate of Incorporation or By-Laws, which would adversely affect the rights and obligations of Blackstone Group or Kelso; provided, that any amendment affecting a Stockholder differently from any other Stockholder requires such Stockholder's approval. Matters requiring a Special Vote must be approved by a majority of the GSCP directors who are partners or employees of Goldman Sachs and who are not employees of the Company and its subsidiaries, and at least one director nominated by Blackstone Group or Kelso (if there is one serving at such time.)

     Pursuant to the Stockholders Agreement, each of the Stockholders has agreed (i) to appear in person or by proxy at any shareholder meeting for the purpose of obtaining a quorum, (ii) to vote its shares of Common Stock, at any shareholder meeting called for the purpose of voting on the election or removal of directors, in favor of the election or removal of directors, as applicable, in accordance with the provisions described in the second preceding paragraph,
(iii) otherwise to vote its shares of Common Stock at shareholder meetings in a manner consistent with the Stockholders Agreement, (iv) not to grant any proxy or enter into any voting trust with respect to the Common Stock it holds or enter into any shareholder agreement or arrangement inconsistent with the provisions of the Stockholders Agreement and (v) not to act as a member of a group or in concert with others in connection with the acquisition, disposition or voting of shares of Common Stock in any manner inconsistent with the Stockholders Agreement.

     The Stockholders Agreement provides that in the event a Stockholder determines to sell its shares of Common Stock (subject to certain exceptions, including sales of shares made through a broker under Securities and Exchange Commission Rule 144), such Stockholder must give the other Stockholders notice thereof and such other Stockholders must have the opportunity to sell a pro rata share of their Common Stock in such a sale. Moreover, in the event Stockholders owning 51% or more of the outstanding Common Stock propose to sell all of the Common Stock held by such Stockholders pursuant to a stock sale, merger, business combination, recapitalization, consolidation, reorganization, restructuring or similar transaction, such Stockholders will have the right, under certain circumstances, to require the other Stockholders to sell the equity securities of the Company held by such other Stockholders in such sale on the same terms and conditions and at the same price as the Stockholders proposing to sell.

     The foregoing rights and obligations will terminate upon the first to occur of: (i) GSCP, the Investors and their permitted transferees under the Stockholders Agreement (the "Permitted Transferees") holding in the aggregate less than 50% of the sum of (a) the number of shares of Common Stock outstanding, on a fully diluted basis, immediately after giving effect to the transactions contemplated by the subscription agreement (the "Subscription Agreement") entered into on the same date and by the same parties as the Stockholders Agreement, except for the Management Investors, and (b) the number of additional shares of Common Stock, if any, issued pursuant to the "overcall" provisions of the Stockholders Agreement and (ii) GSCP, the Investors and their Permitted Transferees holding in the aggregate less than 40% of the fully diluted shares of Common Stock then outstanding. Notwithstanding these provisions, in the event of any merger, recapitalization, consolidation, reorganization or other restructuring of the Company as a result of which the Stockholders and their Permitted Transferees own less than a majority of the outstanding voting power of the entity surviving such transaction, the Stockholders Agreement will terminate.


REGISTRATION RIGHTS AGREEMENT

     The Company and the Stockholders entered into a Registration Rights Agreement on April 30, 1996 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, (i) each of Blackstone Group (as a group), Kelso (as a group) and Bain (as a group) may make one demand (subject to certain exceptions) of the Company to register shares of Common Stock held by such group and (ii) GSCP may make up to five demands (subject to certain exceptions) of the Company to register shares of Common Stock held by it, in each case, so long as (a) the aggregate offering price for the shares to be sold is at least $50 million and (b) shares representing at least 5% of the sum of (1) the number of shares of Common Stock purchased by GSCP prior to execution of the Subscription Agreement, (2) the number of shares of Common Stock issued pursuant to the Subscription Agreement and (3) the number of shares (subject to adjustment) of Common Stock purchased by the Stockholders pursuant to the "overcall" provisions of the Stockholders Agreement are being registered. Upon a demand for registration by any of GSCP, Blackstone Group, Kelso or Bain, each of the other Stockholders is to be given the opportunity to participate on a pro rata basis in the registration demanded. The Registration Rights Agreement also provides the Stockholders with piggyback registration rights which allow each of them to include all or a portion of their shares of Common Stock under a registration statement filed by the Company, subject to certain exceptions and limitations.


TRANSACTIONS WITH MANAGEMENT AND OTHERS; CERTAIN BUSINESS RELATIONSHIPS

     Messrs. Friedman and O'Toole, each of whom is a Managing Director of Goldman Sachs, and Mr. Sacerdote, who is a limited partner of The Goldman Sachs Group, are directors of the Company, Group Holdings and Bowling Worldwide. Mr. Friedman is also Chairman of the Company. Goldman Sachs and its affiliates together currently beneficially own a majority of the outstanding shares of Common Stock. See "Securities Owned by Management and Certain Beneficial Owners." Goldman Sachs and its affiliates were the initial purchasers of the debt issued by Bowling Worldwide in connection with financing the Acquisition. Goldman Sachs also served as financial advisor to the owners of the Company's predecessor in connection with the Acquisition.

     Goldman Sachs acted as the Company's lead initial purchaser of the 1998 offering of the Debentures and received underwriting fees of $5.4 million.

     Under a credit agreement, amended and restated as of November 7, 1997 among Bowling Worldwide, Goldman Sachs Credit Partners, L.P., an affiliate of Goldman Sachs, Citibank, N.A. and its affiliates Citicorp Securities, Inc. and Citicorp USA, Inc. and certain other banks, financial institutions and institutional lenders, executed in connection with the Initial Public Offering, as since amended (the "Credit Agreement"), Goldman Sachs Credit Partners, L.P. acted as Syndication Agent, Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc. acted as Arrangers, and Citibank, N.A. is acting as Administrative Agent and Citicorp USA, Inc., is acting as Collateral Agent with respect to a revolving credit and term loan facility extended to Bowling Worldwide in an amount up to $810.3 million. In 1998, total fees paid to Goldman Sachs Credit

Partners, L.P. for services under the Credit Agreement were approximately $300,000. Such entity was also reimbursed for expenses incurred in connection with its services.

     Bowling Worldwide and Goldman Sachs are parties to an engagement letter pursuant to which Goldman Sachs was retained as Bowling Worldwide's financial advisor to provide investment banking and financial advisory services, including in connection with any acquisitions, dispositions or financings. Pursuant to the engagement, Bowling Worldwide has agreed to reimburse Goldman Sachs for its out-of-pocket expenses and indemnify Goldman Sachs in connection with its services arising under the engagement.

     The Company also entered into two interest rate cap agreements with Goldman Sachs Capital Markets, L.P. ("GSCM"), an affiliate of Goldman Sachs, both of which were executed to hedge the Company's exposure to fluctuations in the interest rates applicable to borrowings under the Credit Agreement. The Company paid a fee of $50,000 to GSCM in connection with the first of these transactions executed on March 31, 1998, which capped 3-month LIBOR on $200 million principal amount of debt at 7.0% until March 31, 1999. The Company paid a fee of $15,000 to GSCM in respect of the second transaction executed on October 30, 1998, which capped 3-month LIBOR on $150 million in debt at 6.5% until December 31, 1999.

     See "Executive Compensation -- Employment Agreements" and " -- Settlement Agreement" for a discussion of arrangements under which the Company loaned money to Messrs. Stanard and Hare on a non-recourse basis to enable them to purchase shares of Common Stock and "Executive Compensation -- Settlement Agreement" for a discussion of the arrangement under which Mr. Stanard's loan was cancelled in connection with his resignation.

                               PERFORMANCE GRAPH

     The graph below compares the cumulative annual total shareholder return on the Common Stock with the cumulative annual total shareholder return of the published Standard and Poor's 500 Stock Index and an index of a group of peer companies selected by the Company for the period commencing November 4, 1997, the date of the Initial Public Offering, and ending December 31, 1998. The graph assumes an investment of $100 in the Company's Common Stock and each of the indices at the market close on November 4, 1997 and the reinvestment of all dividends. The companies included in the peer group are AMC Entertainment Inc., Carmike Cinemas, Inc., Dave & Buster's Inc., Family Golf Centers, Inc., GC Companies, Inc., IMAX Corporation, The Mills Corporation, Premier Parks Inc. and Vail Resorts, Inc. The Company is not included in the peer group index. In calculating the annual cumulative total shareholder return of the peer group index, the shareholder returns of the peer group companies are weighted according to the stock market capitalizations of the companies. Historic stock price performance is not indicative of future stock price performance.

                COMPARISON OF 14 MONTH CUMULATIVE TOTAL RETURN*
                   AMONG AMF BOWLING, INC., THE S&P 500 INDEX
                                AND A PEER GROUP

                                    [GRAPH]



*ASSUMES $100 INVESTED ON 11/4/97 IN STOCK OR INDEX--
 INCLUDING REINVESTMENT OF DIVIDENDS.
 FISCAL YEARS ENDING DECEMBER 31.

                                          11/4/97    12/31/97   12/31/98
                                       ------------ ---------- ---------
        AMF Bowling, Inc .............   $ 100.00      114.94     23.56
        S&P 500 Stock Index ..........   $ 100.00      103.30    132.82
        Peer Group Index .............   $ 100.00       95.48    103.69

                             ITEM 2 -- APPROVAL OF
                 AMENDMENT TO THE 1998 STOCK INCENTIVE PLAN TO
               INCREASE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE

SUMMARY OF THE AMENDMENT

     The Board of Directors has adopted an amendment to the 1998 Stock Incentive Plan (the "1998 Plan") which increases the number of shares of Company common stock ("Common Stock") authorized for issuance under the 1998 Plan. The 1998 Plan currently permits two million shares of Common Stock to be issued. In addition to the two million shares reserved under the 1998 Plan, any shares that are not issued under the AMF Bowling, Inc. 1996 Stock Incentive Plan (the "1996 Plan"), or that are subject to 1996 Plan awards that expire or terminate, may be issued under the 1998 Plan. As of March 8, 1999, there were a total of 1,378,301 shares of Common Stock available for issuance under the 1998 Plan.

     The amendment authorizes an additional two million shares to be issued under the 1998 Plan. This will increase the number of shares that may be issued under the 1998 Plan to four million (excluding those shares that may be available under the 1996 Plan). The Board of Directors believes that this increase will help the Company to retain and attract the high caliber of employees that are essential to the Company's success and will permit the Company to grant stock options and other types of awards to a broader base of employees than was contemplated at the time the 1998 Plan was first adopted. The amendment is attached to this Proxy Statement as Exhibit A.


SUMMARY OF THE PLAN

     The 1998 Plan is administered by a subcommittee of the Compensation Committee called the Stock Option Plan Subcommittee (the "Committee"). The Committee is composed of independent directors. Employees who have directly affected or are expected to directly affect the management, growth and profitability of the Company are eligible to receive awards under the 1998 Plan. The Committee has the power and complete discretion to select eligible employees to receive awards, and to determine the type, terms and conditions of the awards. The Committee may delegate to the Chief Executive Officer the power to select which employees will receive awards, the type of awards, the time when awards are granted, the number of shares of Common Stock allocated to awards and the terms of awards, except to the extent that such a delegation would prevent compliance with Rule 16b-3 of the Securities and Exchange Commission ("Rule 16b-3"), the Internal Revenue Code (the "Code"), or other applicable laws or regulations. Actions taken by the Chief Executive Officer pursuant to such a delegation must be ratified by the Committee. The Company has approximately 800 employees who would currently be eligible to receive awards under the 1998 Plan.

     As noted above, the Board of Directors proposes to increase the total number of shares of Common Stock available for issuance under the 1998 Plan by from two million shares to four million shares. The 1998 Plan will continue to permit shares that are not issued under the 1996 Plan, or that are subject to awards under the 1996 Plan that expire or terminate, to be issued under the 1998 Plan. Shares allocated to awards under the 1998 Plan which are later forfeited, expire or otherwise terminate (including shares subject to stock appreciation rights that are exercised for cash) may again be used for awards under the 1998 Plan. No more than two hundred thousand shares of Common Stock may be allocated under the 1998 Plan to awards granted to a participant in any year. The Board or the Committee may adjust the number or kind of shares which may be issued under the 1998 Plan in the event of a merger, reorganization, consolidation, recapitalization, spinoff, stock dividend, stock split, reverse stock split, extraordinary distribution with respect to the Common Stock or other change in corporate structure affecting the Common Stock. The Common Stock is traded on the New York Stock Exchange. On March 8, 1999 the closing price for the Common Stock was $4 5/16.

     The 1998 Plan permits the Committee to grant stock options to eligible employees. Stock options may be either incentive stock options (which are subject to favorable tax treatment under the Code) or nonqualified stock options (which are not subject to such treatment). Stock appreciation rights may be granted with respect to all or any part of a stock option, and also are subject to terms and conditions set by the Committee. Stock appreciation rights may only be granted in connection with a stock option.

     The exercise price of a nonqualified stock option must be at least 90% of the fair market value of the Common Stock on the date that the stock option is granted. The exercise price of an incentive stock option must be at least 100% of the fair market value of the Common Stock on the date that the stock option is granted (or 110% of fair market value in the case of a grant to an employee who is a 10% shareholder of the Company). The value of incentive stock options that can be exercised by a participant for the first time in any calendar year under the 1998 Plan, or under any similar plan maintained by the Company (including the 1996 Plan), is limited to $100,000. The Committee may set the term of a stock option, which


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

may not be longer than ten years (or five years in the case of a 10% shareholder). If the Committee does not set the term of a stock option, the term will be ten years.

     The Committee may grant a stock appreciation right in connection with all or any part of a stock option. A stock appreciation right entitles the participant to receive an amount equal to the excess of (i) the fair market value of the Common Stock covered by the stock appreciation right over (ii) the price of the Common Stock on the date the stock appreciation right was granted. The stock appreciation right can be paid in stock or cash, or both. The Committee may also grant shares of Common Stock that are subject to certain terms and conditions ("Restricted Stock"). Employees who receive Restricted Stock may not sell or transfer the Restricted Stock until the restrictions have been met, and if the restrictions are not met, the Restricted Stock will be forfeited. Unless otherwise provided in the Restricted Stock agreement, the Stockholders Agreement or any other agreement, a holder of Restricted Stock will have all the rights of a Company shareholder holding the same class or series of Common Stock, including the right to vote the shares and the right to receive cash dividends and distributions. At the time an award is granted under the 1998 Plan or at any time thereafter, the Committee may also grant to the participant the right to receive a cash payment for the purpose of assisting the participant to pay applicable payroll taxes on the award, subject to such terms and conditions as the Committee may impose.

     The following stock option grants have been made under the 1998 Plan:
Stephen E. Hare (acting President and Chief Executive Officer, Executive Vice President, Chief Financial Officer and Treasurer), no option grants; John P. Watkins (Executive Vice President/President of U.S. Bowling Centers), options to acquire 100,000 shares; Michael P. Bardaro (Senior Vice President, Corporate Controller and Assistant Secretary), options to acquire 15,000 shares; Douglas
J. Stanard (former President and Chief Executive Officer), no option grants; all executive officers as a group, options to acquire 115,000 shares; all employees as a group (including all current officers who are not executive officers), options to acquire 1,025,400 shares. No stock options have been granted under the 1998 Plan to any director, any nominee for election as a director, or to any associates of directors, executive officers or nominees for election as a director. No other person has received 5% or more of the total options that have been awarded under the 1998 Plan. As of March 8, 1999, 88,250 stock options have been forfeited under the 1998 Plan.

     Stock options are not transferable other than (i) by will or by the laws of descent or distribution, or (ii) in the case of a nonqualified stock option, pursuant to a qualified domestic relations order (as defined in the Employee Retirement Income Security Act of 1974) or under such other circumstances as may be determined by the Committee in its discretion. Incentive stock options may only be transferred by will or by the laws of descent and distribution. Participants cannot sell, transfer or pledge shares of Restricted Stock until the shares become unrestricted, as provided in the Restricted Stock agreement.

     Upon a change of control, and unless otherwise provided in a participant's award agreement or the Stockholders Agreement, all stock options and stock appreciation rights outstanding immediately prior to the change of control will become fully vested and exercisable (to the full extent of the original grant). Also, upon a change of control, the restrictions applicable to Restricted Stock will lapse and such Restricted Stock will become fully vested, free of restrictions and transferable to the full extent of the portion of the grant that had not previously been forfeited.

     The 1998 Plan was approved by the Board and by a Special Vote (as required by the Stockholders Agreement) on March 6, 1998 and was approved by shareholders on May 19, 1998. The amendment to the 1998 Plan was approved by the Board and by a Special Vote (as required by the Stockholders Agreement) on February 25, 1999. The 1998 Plan will terminate ten years after the date on which the Board approved it, unless the 1998 Plan is sooner terminated. The Board may amend or terminate the 1998 Plan as it deems advisable. However, if and to the extent required by the Code, shareholders must approve amendments that would (i) increase the number of shares of Common Stock that are reserved and available for issuance under the 1998 Plan, (ii) materially change the requirements for eligibility to participate in the 1998 Plan, or (iii) materially increase the benefits that eligible employees may receive under the 1998 Plan. The Board may amend the 1998 Plan as necessary and without shareholder approval to ensure that the 1998 Plan continues to comply with Rule 16b-3 or to cause incentive stock options to meet the requirements of the Code and applicable regulations. The Board may unilaterally amend any award as necessary to ensure that it continues to comply with Rule 16b-3, or to cause incentive stock options to meet the requirements of the Code and regulations promulgated thereunder.


FEDERAL INCOME TAX CONSEQUENCES

     A participant generally will not incur federal income tax when he or she is granted a nonqualified stock option, an incentive stock option or a stock appreciation right. Upon exercise of a nonqualified stock option or a stock appreciation right, the participant will be treated, in most circumstances, as having received ordinary income equal to the difference


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

between the fair market value of the Common Stock on the date of the exercise and the exercise price. This income is subject to income tax withholding by the Company. When a participant exercises an incentive stock option, he or she generally will not recognize taxable income, unless the participant is subject to the alternative minimum tax, subject to satisfying applicable holding period requirements.

     A participant will generally not incur federal income tax when he or she is granted Restricted Stock. When the restrictions imposed on the Restricted Stock lapse, the participant will be treated as having received ordinary income equal to the fair market value of the Restricted Stock on the date the restrictions lapsed. A participant may make a special election under the Code to be taxed on the fair market value of the Restricted Stock at the time the Restricted Stock is granted. If such an election is made, the participant generally will not be taxed when the restrictions on the Restricted Stock later lapse. Income recognized by a participant in connection with Restricted Stock is subject to income tax withholding by the Company.

     The Company usually will be entitled to a business expense deduction at the time and in the amount that the recipient of an award recognizes ordinary income. As stated above, this usually occurs upon exercise of nonqualified stock options and stock appreciation rights, and upon the lapse of restrictions on Restricted Stock. No deduction is allowed in connection with an incentive stock option unless the employee disposes of the Common Stock received upon exercise in violation of certain holding period requirements. There also may be circumstances when a deduction is not allowed for certain transfers of Common Stock or payments to participants upon the exercise of an award that has been accelerated as a result of a change of control.

     Section 162(m) of the Code imposes a $1 million limit on the amount of the annual compensation deduction allowable to a publicly-held company with respect to the compensation paid to its chief executive officer and each of its other four most highly compensated officers. An exception to this limit is provided for performance-based compensation if certain requirements are met. The 1998 Plan permits the Committee to grant nonqualified stock options and stock appreciation rights that will qualify for this exception from the deduction limit, and to qualify incentive stock options under the exception to the extent ordinary income is recognized under such options.

     This summary of federal income tax consequences of stock options, stock appreciation rights and Restricted Stock is not complete. State, local and foreign income taxes may also be applicable to awards and to transactions involving awards.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE AMF BOWLING, INC. 1998 STOCK INCENTIVE PLAN.


                     ITEM 3 -- RATIFICATION OF APPOINTMENT
                       OF INDEPENDENT PUBLIC ACCOUNTANTS

     Acting upon the recommendation of the Audit Committee, the Board has appointed Arthur Andersen LLP as the Company's independent public accountants to audit the consolidated financial statements of the Company for the year ending December 31, 1999. Arthur Andersen LLP has served as the Company's independent public accountants since the Acquisition in 1996. Although action by the shareholders in this matter is not required, the Board believes that it is appropriate to seek shareholder ratification of this appointment in light of the critical role played by independent public accountants in maintaining the integrity of Company financial controls and reporting. A representative of Arthur Andersen LLP is expected to be present at the Meeting, will have an opportunity to make a statement and will be available to respond to appropriate questions that may be asked by shareholders.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ARTHUR ANDERSEN LLP AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS TO AUDIT THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR 1999.


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

                           ITEM 4 -- OTHER BUSINESS

     At this time, the Company knows of no other matters to be brought before the Meeting, but if other matters properly come before the Meeting, your proxy may be voted by the persons named in it in such manner as they deem to be in the best interest of the Company and its shareholders.


SHAREHOLDER PROPOSALS FOR PRESENTATION AT THE 2000 ANNUAL MEETING

     Proposals that any shareholder desires to have included in the proxy statement for the 2000 Annual Meeting of Shareholders must be received by the Secretary of the Company at its principal executive offices no later than December 3, 1999. Any such proposal must meet the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     REGARDLESS OF THE NUMBER OF SHARES YOU HOLD, IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING. IF YOU ARE UNABLE TO ATTEND THE MEETING, YOU ARE URGED TO DATE AND SIGN YOUR PROXY AND RETURN IT WITHOUT DELAY IN THE ENCLOSED ADDRESSED ENVELOPE. THE SHARES REPRESENTED BY EACH PROXY SO SIGNED AND RETURNED WILL BE VOTED IN ACCORDANCE WITH THE SHAREHOLDERS' DIRECTIONS.


                                      By Order of the Board

                                      /s/ Suzanne B. Roski

                                      SUZANNE B. ROSKI
                                      SECRETARY

April 2, 1999

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

                                   EXHIBIT A




                                   AMENDMENT
                                    TO THE
                               AMF BOWLING, INC.
                           1998 STOCK INCENTIVE PLAN



     THIS AMENDMENT to the AMF Bowling, Inc. 1998 Stock Incentive Plan (the "Plan") is made pursuant to the authority under Section 10 of the Plan for the Board of Directors to amend the Plan. The Plan is hereby amended by deleting the first sentence of Section 3(a) of the Plan and replacing it with the following new sentence:

   The total number of shares of Common Stock reserved and available for grant under the Plan shall be four million shares (4,000,000).


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